Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148847

PROSPECTUS

KAR HOLDINGS, INC.

OFFERS TO EXCHANGE

$150,000,000 aggregate principal amount of its Floating Rate Senior Notes due 2014, $450,000,000 aggregate principal amount of its 8 3/4% Senior Notes due 2014, and $425,000,000 aggregate principal amount of its 10% Senior Subordinated Notes due 2015, the issuance of each of which has been registered under the Securities Act of 1933 (collectively, the “Exchange Notes”), for

any and all of its outstanding Floating Rate Senior Notes due 2014; 8 3/4% Senior Notes due 2014; and 10% Senior Subordinated Notes due 2015 (collectively, the “Restricted Notes” and, together with the Exchange Notes, the “notes”). We refer herein to the foregoing offers to exchange collectively as the “exchange offer.”

The exchange offer will expire at 5:00 p.m., New York City time, on March 18, 2008, unless we extend the exchange offer in our sole and absolute discretion.

Terms of the Exchange Offer:

•

We will exchange all outstanding Restricted Notes that are validly tendered and not withdrawn prior to the expiration or termination of the exchange offer for an equal principal amount of the applicable Exchange Notes.

•	You may withdraw tenders of Restricted Notes at any time prior to the expiration or termination of the exchange offer.

•

The terms of the Exchange Notes are substantially identical in all material respects to those of the applicable outstanding Restricted Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Restricted Notes do not apply to the Exchange Notes.

•

The exchange of Restricted Notes for Exchange Notes will not be a taxable transaction for United States federal income tax purposes, but you should see the discussion under the caption “Material United States Federal Income Tax Considerations” for more information.

•	We will not receive any proceeds from the exchange offer.

•

We issued the Restricted Notes in transactions not requiring registration under the Securities Act of 1933 and, as a result, their transfer is restricted. We are making the exchange offer to satisfy your registration rights, as a holder of the Restricted Notes.

Results of the Exchange Offer:

•

The Exchange Notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the Exchange Notes or the Restricted Notes on any national securities exchange.

All outstanding Restricted Notes not tendered will continue to be subject to the restrictions on transfer set forth in the outstanding Restricted Notes and in the applicable indenture. In general, the outstanding Restricted Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding Restricted Notes under the Securities Act.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Restricted Notes where such Restricted Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the closing of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

There is no established trading market for the Exchange Notes or the Restricted Notes.

See “ Risk Factors” beginning on page 23 for a discussion of risks you should consider prior to tendering your outstanding Restricted Notes for exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 14, 2008.

This prospectus incorporates by reference important business and financial information about us that is not included in or delivered in this document. Copies of this information are available, without charge, to any person to whom this prospectus is delivered, upon written or oral request. Written requests should be sent to:

KAR Holdings, Inc.

13085 Hamilton Crossing Boulevard

Carmel, Indiana 46032

Oral requests should be made by telephoning (800) 923-3725.

In order to obtain timely delivery, you must request the information no later than March 11, 2008, which is five business days before the expiration date of the exchange offer.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

USE OF NON-GAAP MEASURES

EBITDA and Adjusted EBITDA, as presented in this prospectus, are supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States, or GAAP. They are not a measurement of our financial performance under GAAP and should not be considered as an alternative to revenues, net earnings (loss) or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as measures of our liquidity.

EBITDA is defined as net earnings (loss), plus interest expense net of interest income, income tax provision (benefit), depreciation and amortization, as set out in our Unaudited Pro Forma Consolidated Statement of Operations included elsewhere in this prospectus. We believe that EBITDA is a useful financial metric to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We also believe EBITDA is useful to assess our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. We use EBITDA for business planning purposes, including to establish budgets and operational goals and manage our business. We believe EBITDA is a measure commonly used by investors to evaluate our performance as well as the performance of our competition.

Adjusted EBITDA is calculated by adjusting EBITDA for the items of income and expense and cost saving as follows: (a) gain and losses from asset sales; (b) unrealized foreign currency translation gains and losses in respect of indebtedness; (c) certain non-recurring gains and losses; (d) stock option expense; (e) certain other noncash amounts included in the determination of net income; (f) management, monitoring, consulting and advisory fees paid to the equity sponsors; (g) charges and revenue reductions resulting from purchase accounting; (h) unrealized gains and losses on hedge agreements; (i) minority expenses; (j) expenses associated with the consolidation of salvage operations; (k) consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; (l) expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; and (m) expenses incurred in connection with permitted acquisitions. Management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about certain covenants required pursuant to our senior credit facilities and the notes.

The EBITDA measure has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	it does not reflect any cash income taxes that we may be required to pay;

•	assets are depreciated or amortized over differing estimated useful lives and often have to be replaced in the future, and this measure does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•	it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

ii

•	it does not reflect limitations on, or costs related to, transferring earnings from our subsidiaries to us; and

•	other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using this measure supplementally. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

Unless the context other requires, in this prospectus, (i) “we,” “us,” “our,” “the Company” and “KAR Holdings” refer collectively to KAR Holdings, Inc., a Delaware corporation, and all its subsidiaries, including ADESA and IAAI; (ii) “ADESA” refers to ADESA, Inc. and its subsidiaries; (iii) “IAAI” refers to Insurance Auto Auctions, Inc. and its subsidiaries; and (iv) the “Equity Sponsors” refers, collectively, to GS Capital Partners VI Fund, L.P., Kelso Investment Associates VII, L.P., Parthenon Investors II, L.P. and ValueAct Capital Master Fund, L.P., which own through their respective affiliates, including, in respect of Kelso, Axle Holdings II, LLC, substantially all of our equity.

iii

SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information that you should consider before participating in this exchange offer. You should read the entire prospectus carefully, including the matters discussed under the caption “Risk Factors” and “Unaudited Pro Forma Consolidated Financial Data” and in the financial statements and related notes included elsewhere in this prospectus, as well as information incorporated by reference. On April 20, 2007, KAR Acquisition, Inc. merged with and into ADESA, with ADESA continuing as the surviving corporation (the “Merger”). The Restricted Notes were issued in connection with the Merger and the related transactions described below. After consummation of the Merger and the related transactions, ADESA and IAAI became wholly owned subsidiaries of KAR Holdings, Inc.

Our Company

Overview

We are the second largest provider of whole car auctions, the second largest provider of salvage vehicle auctions and have the largest network of automobile auction locations in North America. Our network of whole car and salvage vehicle auctions facilitates the sale of used and salvage vehicles through physical, online and hybrid auctions, which permit Internet buyers to participate in physical auctions. We earn auction fees from both vehicle buyers and sellers for completed transactions. We also generate revenues by providing our customers with value-added ancillary services, including reconditioning, inspection and certification, titling, transportation and administrative and salvage recovery services. We facilitate the transfer of ownership directly from seller to buyer and, in almost all cases, we do not take title or ownership to vehicles sold at our auctions.

We are also a leading provider of short-term inventory-secured financing, known as floorplan financing, primarily to independent used vehicle dealers. Floorplan financing typically involves the financing of dealer vehicle purchases at auction in exchange for a security interest in those vehicles. Loans are generally short-term in nature and typically repaid when the vehicle is sold by the dealer. We generate revenues from both fees and interest on these loans.

Our key competitive advantages include our leading North American market positions, broad distribution network, established relationships with a diversified customer base, comprehensive range of innovative value-added services and strong management team with significant industry experience. As of January 21, 2008, we have a network of 58 whole car auction locations, 134 salvage auction locations and 91 loan production offices in North America. Our auction locations are primarily stand-alone facilities dedicated to either whole car or salvage auctions. Eight of these locations are combination sites, which offer separate whole car and salvage auctions. We believe our extensive network and product offerings enables us to drive revenues by leveraging relationships with North American institutional vehicle providers and over 85,000 registered buyers of used and salvage vehicles.

Business Segments

We operate through three business segments: ADESA Auctions, IAAI Salvage and Automotive Finance Corporation, or AFC.

ADESA Auctions

We are the second largest provider of whole car auctions and related services in North America. We serve our customer base through 58 whole car auction sites located throughout North America. Our whole car auction facilities are strategically located to draw professional sellers and buyers together and allow our buyers to physically inspect and compare vehicles, which we believe many customers in the industry demand. Our complementary online auction capabilities provide the convenience of viewing, comparing and bidding on vehicles remotely and the advantage of a potentially larger group of buyers.

Vehicles available at our auctions include vehicles from institutional customers, such as off-lease vehicles, repossessed vehicles, rental vehicles and other program fleet vehicles that have reached a predetermined age or mileage and have been repurchased by the manufacturers, as well as vehicles from dealers turning their inventory. Sellers include large institutions, such as vehicle manufacturers and their captive finance arms, vehicle rental companies, financial institutions, commercial fleets and fleet management companies and independent and franchised used vehicle dealers. Buyers are primarily franchised or independent used vehicle dealers. We currently maintain relationships with over 50,000 such registered buyers.

ADESA Auctions generates revenue primarily from auction fees paid by vehicle buyers and sellers. In almost all cases, ADESA Auctions does not take ownership or title to vehicles sold at our auctions. Our buyer fees and dealer seller fees are typically based on a tiered structure with fees increasing with the sale price of the vehicle, while institutional seller fees are typically fixed. We also generate revenues from ancillary services, such as vehicle reconditioning and preparation, transportation and professional field information services.

IAAI Salvage

We are the second largest provider of salvage vehicle auctions and related services in North America. We serve our customer base through 134 salvage auction locations throughout North America. Our salvage auctions facilitate the redistribution of damaged vehicles that are designated as total-losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made and older model vehicles donated to charity or sold by dealers in salvage auctions.

Salvage vehicles are primarily supplied by property and casualty insurance companies, as well as non-profit organizations, automobile dealers and vehicle leasing and rental car companies. We enjoy long-term relationships with all the major automobile insurance companies in North America. Buyers of salvage vehicles include licensed vehicle dismantlers, rebuilders, repair shop operators and used vehicle dealers. We currently maintain relationships with over 41,000 such registered buyers.

We process salvage vehicles primarily under two consignment methods: fixed fee and percentage of sale. Under these methods, in return for agreed upon fees, we sell vehicles on behalf of insurance companies, which continue to own the vehicles until they are sold to buyers at auction. In addition to auction fees, we generally charge fees to vehicle suppliers for various services, including towing, title processing and other administrative services. Under all methods of sale, we also charge vehicle buyers fees based on a tiered structure that increases with the sale price of the vehicle, as well as fixed fees for other services.

AFC

We are a leading provider of floorplan financing to independent used vehicle dealers. We provide, directly or indirectly through an intermediary, floorplan financing to independent used vehicle dealers through 91 loan production offices located throughout North America. Typical loan terms are 30 to 60 days with an option to extend the original term of the loan. In 2007, AFC arranged approximately 1.2 million loan transactions, which number includes extensions or “curtailments” of loans. We sell the majority of our U.S. dollar denominated finance receivables without recourse to a wholly owned bankruptcy remote special purpose entity, which sells an undivided participation interest in such finance receivables to a bank conduit facility on a revolving basis.

Floorplan financing supports independent used vehicle dealers in North America which purchase vehicles from our auctions, independent auctions, auctions affiliated with other auction networks and non-auction purchases. Our ability to provide floorplan financing facilitates the growth of vehicle sales at auction.

AFC generates a significant portion of its revenue from fees. These fees include origination, curtailment and other related program fees. We collect accrued fees and interest when the loan is extended or paid in full. To secure our obligations, we typically retain possession of the title document to the vehicle, file UCC filings and receive personal guarantees from the dealer. We also maintain a close relationship with customers to assess their financial health and conduct regular inventory checks on the dealers’ lots through our AutoVIN subsidiary.

Competitive Strengths

Leading North American Market Positions

We are the second largest provider of whole car auctions and salvage vehicle auctions and related services in North America. In 2006, the most recent date available, we had estimated market shares of approximately 18% and 33% in the whole car auction and salvage auction markets, respectively. We leverage our significant market presence to attract a high volume of vehicles, thereby ensuring sufficient supply to create the successful marketplaces that buyers and sellers demand. We also have a leading market position in the floorplan financing industry. AFC’s broad coverage, strong brand name and longstanding customer relationships have established it as a leading provider of floorplan financing for independent used car dealers.

Broad North American Distribution Network

Our 58 whole car and 134 salvage auction locations enable us to provide a single source solution for our customers’ needs throughout North America. In addition, AFC has 91 loan production offices supporting independent dealers across North America who purchase vehicles from auctions held by ADESA Auctions, independent auctions, auctions affiliated with other auction networks and non-auction sources. Of these offices, 46 are located at ADESA Auctions sites, 34 are located strategically near auctions and 11 are located at third-party auctions. Our network enables us to maintain and develop our relationships with local sellers and buyers, while our North American presence allows institutional customers to access buyers and to redistribute vehicles to markets where demand best matches supply. Our presence in 70 of the top 75 metropolitan markets in the United States gives us an advantage over our smaller competitors, the large majority of which operate in a single market and lack scale. As our customers increasingly demand single source solutions, we believe that our scale and network will become an even more distinct advantage over our competitors. In addition, we believe our broad, established network positions us well because of the large tracts of land required to build new auction sites (our average whole car site is 75 acres and our average salvage site is 20 acres) and the need to comply with regulatory requirements, including zoning and use permits.

Established Relationships with a Diversified Customer Base

We have established strong business relationships with dealers and institutional customers, such as vehicle manufacturers, insurers, financial institutions, rental agencies and fleet companies. We have a diverse customer base and do not have a major concentration of business with any one customer. We believe this diversity allows us to better withstand changes in the economy and market conditions. In our whole car business, we enjoy long-term relationships with all of the major vehicle manufacturers, vehicle finance companies and rental car companies in North America, including Chrysler Motors, LLC, Ford Motor Company, General Motors Corporation, American Honda Finance Corporation, Toyota Motor Credit Corporation, AmeriCredit Financial Services, Inc., Capital One Auto Finance, Chase Auto Finance Corp., Enterprise Rent-A-Car, The Hertz Corporation, Mercedes-Benz Credit Corporation, Nissan North America, Inc., VW Credit, Inc., WFS Financial and World Omni Financial Corp. In our salvage vehicle auction business, we enjoy long-term relationships with The Allstate Corporation, American Family Insurance, American International Group, The Farmers Insurance Group of Companies, GEICO (Government Employees Insurance Company), Nationwide Financial Services, Inc., The Progressive Corporation, State Farm and USAA (United Services Automobile Association). As of

January 1, 2008, no single supplier represented more than 7.5% of our unit sales and no single buyer represented more than 1% of our unit sales. ADESA Auctions has over 50,000 registered buyers, while IAAI Salvage has over 41,000 registered buyers.

Single-Source Service Provider of Value-Added Services

We are able to serve as a “one-stop shop” for our customers by offering a comprehensive range of innovative and value-added services. We offer physical auctions with Internet-bidding capabilities that enable buyers to pre-bid over the Internet, participate in person at a physical auction and bid over the Internet in real time. Through ADESA Auctions, we offer reconditioning and preparation services and customized reporting and analytical services. Through IAAI Salvage, we provide on-site facilities for insurance providers and online tools for salvage vehicle suppliers that include inventory management, salvage returns analysis and electronic data interchange of titling information. We also provide our insurance company suppliers with the capability to electronically assign and manage their salvage vehicle inventory.

Strong Management Team with Significant Industry Experience

Our senior management team has extensive experience in the automotive services industry.

Brian Clingen, our Chairman and Chief Executive Officer, has significant operational and investment experience in the automotive services industry. Mr. Clingen has served as a managing partner of BP Capital Management since 1998.

Jim Hallett, President and Chief Executive Officer of ADESA Auctions, has significant experience in the automotive auctions industry. Mr. Hallett previously served as an executive officer of ADESA from August 1996 until May 2005.

Tom O’Brien, President and Chief Executive Officer of IAAI Salvage, has over 30 years experience in general management of various businesses, with 15 years in businesses that provide services to the automotive insurance industry. Mr. O’Brien has led IAAI since 2000.

Curt Phillips, President and Chief Executive Officer of AFC, has significant experience in overseeing accounting, cash management, and the credit and contract functions. Mr. Phillips previously served as Chief Financial Officer of AFC from April 1998 until January 2004.

Eric Loughmiller, our Chief Financial Officer, has over 25 years experience in finance and accounting and over 10 years as Chief Financial Officer of public and private companies.

John Nordin, our Chief Information Officer, has over 26 years of experience in IT and over 13 years as Chief Information Officer of public and private companies.

Rebecca Polak, our Executive Vice President, General Counsel and Secretary, has significant experience in corporate and securities law. Ms. Polak served as Associate General Counsel of ADESA from February 2005 to April 2007.

Business Strategy

We continue to focus on growing our revenues and profitability through the execution of the following key operating strategies:

Increase Whole Car Volume

Institutional. We continue to focus on growing our whole car auction business by building stronger and more interactive relationships with our institutional customers. Jim Hallett is highly regarded in the industry, and has extensive customer relationships that he has developed over 17 years in the North American used vehicle redistribution industry. In addition, we have staffed, and will continue to staff, our sales organization with relationship managers focused on the various categories of institutional customers that we serve. To the extent possible, we have aligned our managers with the types of customers that they have the most relevant experience with: vehicle manufacturers, finance companies, rental car companies, leasing companies and fleet management companies. This allows our managers to focus on the current trends for their respective institutional customer group in order to better coordinate our sales efforts and service offerings tailored to our customers’ needs. In addition to our team of relationship managers, we utilize ADESA Analytical Services to provide our institutional customers with customized studies and data analysis tools to enhance their remarketing decisions, target potential buyers and determine the best market and forum for their vehicles.

Dealers. We have a decentralized sales and marketing approach for our dealer business with primary coverage responsibilities managed by the individual auction locations. We believe this decentralized approach enhances relationships with the dealer community and increases dealer volumes at our auctions. Dealer business is a highly market specific business and we have local relationship managers who have experience in the used car business and possess an intimate knowledge of their local market.

Realize Cost Savings and Enhance Revenues in Salvage Operations

We continue to focus on cost savings and revenue synergies from the combination of ADESA’s and IAAI’s salvage operations by reducing corporate overhead of the combined salvage operations. We strive to increase performance of our salvage operations through enhancement opportunities, including reducing corporate overhead of the combined salvaged operations, consolidating existing salvage sites onto existing whole car sites, opening new salvage sites on existing whole car sites, easing volume constraints through a larger branch network and implementing IAAI standard processes and information technology systems to streamline operations and improve operating efficiencies at existing ADESA salvage branches.

Over the past few years, IAAI has successfully implemented an operating model for its auction sites that streamlines numerous operating and administrative activities and standardizes processes, resulting in cost savings and improved customer service levels. We have implemented this scaleable operating model at 28 of ADESA salvage facilities located in the United States, which we believe will result in additional cost savings, primarily by reducing headcount and personnel costs. We intend to implement the IAAI operating model at 13 of ADESA’s salvage locations in Canada in 2008.

Reduce Costs and Enhance Revenues at ADESA Auctions

We continue to focus on reducing costs and enhancing revenues at ADESA Auctions by implementing the following initiatives:

•	Optimize management and staffing levels for each auction

•	Establish standardized operating procedures and utilize technology to automate process controls for key operational areas and to improve labor efficiency

•	Centralize certain common functions currently performed at individual auction locations such as payables processing and general ledger entry to reduce costs and improve working capital turns

•	Centralize and consolidate certain procurement functions to leverage global volumes of commodities and services to gain more favorable pricing

•	Standardize fee structures for ancillary services

Expand through Selective Relocations, Greenfields and Acquisitions

We continue our efforts on relocating several of our existing whole car auction facilities to new, larger facilities in markets where our existing facilities are capacity-constrained. In addition, increased demand for single source solutions by our customers may enable us to acquire smaller, less geographically diversified competitors at attractive prices. Both ADESA and IAAI have been successful in acquiring independent auction operations over the past few years. We will continue to evaluate opportunities to open new greenfield sites in markets adjacent to those in which we already have a presence, in order to effectively leverage our sales and marketing capabilities. We expect to expand our salvage operations by selectively locating new salvage auction sites at ADESA Auctions’ existing auction facilities.

Expand AFC

We will continue to focus on expanding AFC’s geographic coverage and gaining market share by adding loan production offices in selected markets and improving coordination with ADESA Auctions to capitalize on cross-selling opportunities. By encouraging a collaborative marketing effort between AFC and ADESA Auctions, we believe we can market more effectively to dealers and tailor AFC’s financing products to individual dealer needs. We will continue to focus on generating additional revenues by expanding our floorplan financing business to certain IAAI Salvage buyers and by cross-selling our whole car auction services to our AFC customers that do not currently use ADESA Auctions.

Continue to Invest in Information Technology

We will continue to invest in and improve our technology infrastructure to expand service offerings and improve operating efficiencies and customer service. We are utilizing the experience gained through the recent development of IAAI’s proprietary IT systems (completed in 2005) as we continue to upgrade the ADESA Auctions IT systems. John Nordin, our Chief Information Officer, who was instrumental in the implementation of IAAI’s IT upgrade, is leading the systems upgrade effort for ADESA Auctions. We are utilizing technology to provide additional service offerings across our whole car and salvage businesses to improve customers’ returns, shorten the claims processing cycle on the salvage side and lower overall transaction costs. In addition, we are enhancing our e-commerce products and services portfolio in order to better serve our whole car buyers and sellers. These information technology improvements should also allow us to reduce field staff through more efficient and reliable systems, while providing our institutional customers with quicker and better data analysis.

The Transactions

On April 20, 2007, KAR Acquisition, Inc., a Delaware corporation that was a wholly owned subsidiary of KAR Holdings, merged with and into ADESA, with ADESA continuing as the surviving corporation. After completion of the Merger and related transactions described below, ADESA and IAAI became wholly owned subsidiaries of KAR Holdings.

The following transactions occurred in connection with the Merger: (i) all of ADESA’s outstanding equity interests were cancelled in exchange for aggregate cash payments of approximately $2,541.5 million; (ii) affiliates of the Equity Sponsors and management contributed to KAR Holdings approximately $1.1 billion in equity, consisting of approximately $790.0 million in cash and approximately $272.4 million in equity interest in IAAI; (iii) we entered into senior secured credit facilities, comprised of a $1,565.0 million term loan facility and a $300.0 million revolving credit facility and, each of our existing and certain future domestic subsidiaries, subject to certain exceptions, guaranteed such credit facilities; and (iv) we issued the Restricted Notes and, after the Merger, each of our restricted subsidiaries that guaranteed our senior secured credit facilities also guaranteed the Floating Rate Senior Notes and Fixed Rate Senior Notes on an unsecured senior basis and the Senior Subordinated Notes on a senior subordinated basis.

In addition, in connection with the Merger, ADESA completed a tender offer to purchase for cash any and all of its outstanding 7 5/8% senior subordinated notes due June 15, 2012, or the 2012 Notes, and a consent solicitation to amend the indenture governing the 2012 Notes to eliminate substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indenture. Also, IAAI completed a tender offer to purchase for cash any and all of its outstanding 11% senior notes due April 1, 2013, or the 2013 Notes, and a consent solicitation to amend the indenture governing the 2013 Notes to eliminate substantially all of the restrictive covenants and certain events of default and modify other provisions contained in such indenture.

The equity contributions, borrowings under our senior credit facilities, our cash on hand and the net proceeds from the offering of the Restricted Notes were used to pay the Merger consideration, consummate the tender offers and pay the related fees and expenses. In this prospectus, we refer to the Merger and the above related transactions as the “Transactions.”

Upon consummation of the Transactions, we also entered into agreements with the Equity Sponsors and their affiliates, pursuant to which such entities or their affiliates will provide financial and advisory services to us. See “Certain Relationships and Related Party Transactions” for more information regarding these agreements.

Our Corporate Structure

The following chart presents our corporate structure:

The Equity Sponsors

Kelso & Company

Kelso & Company, one of the oldest and most established firms specializing in private equity investing, has been involved in leveraged acquisitions both as principal and as financial advisor since 1971. Kelso makes equity investments on behalf of investment partnerships, which it manages. Since 1980, Kelso has completed over 95 transactions with an aggregate initial capitalization at closing of approximately $50 billion.

GS Capital Partners

Founded in 1869, Goldman Sachs is one of the oldest and largest investment banking firms. Goldman Sachs is also a global leader in private equity and mezzanine investing. Established in 1992, the GS Capital Partners family of funds is part of the firm’s Principal Investment Area in the Merchant Banking Division. Goldman Sachs’ Principal Investment Area has formed 13 investment vehicles aggregating $56 billion of capital to date.

ValueAct Capital

ValueAct, with offices in San Francisco and Boston and more than $6 billion in investments, seeks to make strategic-block value investments in a limited number of companies. ValueAct concentrates primarily on acquiring significant ownership stakes in publicly traded companies, and a select number of control investments, through both open-market purchases and negotiated transactions.

Parthenon Capital

Parthenon Capital is a private equity firm with offices in Boston and San Francisco. The firm provides capital and strategic resources to growing middle market companies for acquisitions, internal growth strategies and shareholder liquidity. The firm invests in a wide variety of industries with particular expertise in Business Services, Financial Services and Healthcare.

Summary Description of the Exchange Offer

On April 20, 2007, in connection with the Merger, we completed the private offering of $150 million aggregate principal amount of Floating Rate Senior Notes due 2014 (the “Floating Rate Senior Restricted Notes”), $450 million aggregate principal amount of 8 3/4% Senior Notes due 2014 (the “Fixed Rate Senior Restricted Notes”) and $425 million aggregate principal amount of 10% Senior Subordinated Notes due 2015 (the “Senior Subordinated Restricted Notes”), which we refer to collectively as the “Restricted Notes.” As part of that offering, we entered into a registration rights agreement with the initial purchasers of the Restricted Notes in which we agreed, among other things, to complete an exchange offer for the Restricted Notes. We refer to the Floating Rate Senior Exchange Notes and the Fixed Rate Senior Exchange Notes (each as defined below) as the “Senior Exchange Notes.” Below is a summary of each exchange offer. We refer herein to the exchange offers collectively as the “exchange offer.”

Restricted Notes

(i) $150 million aggregate principal amount of Floating Rate Senior Notes due 2014, (ii) $450 million aggregate principal amount of 8 3/4% Senior Notes due 2014 and (iii) $425 million aggregate principal amount of 10% Senior Subordinated Notes due 2015.

Exchange Notes

(i) $150 million aggregate principal amount of Floating Rate Senior Notes due 2014 (the “Floating Rate Senior Exchange Notes”), (ii) $450 million aggregate principal amount of 8 3/4% Senior Notes due 2014 (the “Fixed Rate Senior Exchange Notes”) and (iii) $425 million aggregate principal amount of 10% Senior Subordinated Notes due 2014 (the “Senior Subordinated Exchange Notes”), the issuance of each of which has been registered under the Securities Act. The form and terms of each series of Exchange Notes are substantially identical in all material respects to those of the applicable series of Restricted Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Restricted Notes do not apply to the Exchange Notes.

Exchange Offer	We are offering to issue up to:

(i) $150 million aggregate principal amount of Floating Rate Senior Exchange Notes,

(ii) $450 million aggregate principal amount of Fixed Rate Senior Exchange Notes, and

(iii) $425 million aggregate principal amount of Senior Subordinated Exchange Notes,

in exchange for a like principal amount of the respective Restricted Notes to satisfy our obligations under the registration rights agreement that we entered into when the Restricted Notes were issued in reliance upon the exemption from registration provided by Rule 144A and Regulation S of the Securities Act.

Expiration Date; Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on March 18, 2008, unless extended in our sole and absolute discretion. By tendering your Restricted Notes, you represent to us that:

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act;

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the Exchange Notes;

•	you are acquiring the Exchange Notes in your ordinary course of business; and

•

if you are a broker-dealer, you will receive the Exchange Notes for your own account in exchange for Restricted Notes that were acquired by you as a result of your market-making or other trading activities and that you will deliver a prospectus in connection with any resale of the Exchange Notes you receive. For further information regarding resales of the Exchange Notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”

Withdrawal	You may withdraw any Restricted Notes tendered in the exchange offer at any time prior to 5:00 p.m., New York City time, on March 18, 2008.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. See the discussion below under the caption “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering the Restricted Notes	Except as described in the section titled “The Exchange Offer—Procedures for Tendering Restricted Notes,” a tendering holder must, on or prior to the expiration date, transmit an agent’s message to the exchange agent at the address listed in this prospectus. In order for your tender to be considered valid, the exchange agent must receive a confirmation of book entry transfer of your Restricted Notes into the exchange agent’s account at The Depository Trust Company, or DTC, prior to the expiration or termination of the exchange offer.

Special Procedures for Beneficial Owners	If you are a beneficial owner whose Restricted Notes are registered in the name of the broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your Restricted Notes in the exchange offer, you should promptly contact the person in whose name the Restricted Notes are registered and instruct that person to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the Restricted Notes by causing DTC to transfer the Restricted Notes into the exchange agent’s account.

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent	Wells Fargo Bank, National Association is the exchange agent for the exchange offer. You can find the address and telephone number of the exchange agent below under the caption “The Exchange Offer—Exchange Agent.”

Resales	Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued to third parties, we believe that the Exchange Notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the Exchange Notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangements or understanding with any person to participate in a distribution of the Exchange Notes;

•	you are not an affiliate of ours.

If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes:

•	you cannot rely on the applicable interpretations of the staff of the SEC;

•	you will not be entitled to participate in the exchange offer; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

See the discussion below under the caption “The Exchange Offer—Consequences of Exchanging or Failing to Exchange Restricted Notes” for more information.

Broker-Dealer	Each broker or dealer that receives Exchange Notes for its own account in exchange for Restricted Notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell or other transfer of the Exchange Notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the Exchange Notes.

Furthermore, any broker-dealer that acquired any of its Restricted Notes directly from us:

•

may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling bondholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Restricted Notes which were received by such broker-dealer as a result of market making activities or other trading activities. We have agreed that for a period of not less than 90 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” for more information.

Registration Rights Agreement	When we issued the Restricted Notes, we entered into a registration rights agreement with the initial purchasers of the Restricted Notes. Under the terms of the registration rights agreement, we agreed to use our commercially reasonable efforts to:

•	prepare and file with the SEC and cause to become effective a registration statement relating to an offer to exchange the Restricted Notes for the Exchange Notes;

•	keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date of notice thereof is mailed to the holders of the Restricted Notes; and

•	complete the exchange offer within 360 days of the issue date of the Restricted Notes.

If we do not complete the exchange offer within 360 days of the date that we sold the Restricted Notes, or if after a shelf registration statement with respect to the Restricted Notes is declared (or becomes automatically) effective and such registration statement thereafter ceases to be effective, additional interest will be paid in an amount equal to $0.05 per week per $1,000 principal amount of the applicable Restricted Notes. The amount of additional interest will increase by an additional $0.05 per week per $1,000 principal amount of the applicable Restricted Notes for each subsequent 90-day period until the registration default has been cured, up to a maximum amount of $0.50 per week per $1,000 principal amount of the applicable Restricted Notes.

Under some circumstances set forth in the registration rights agreement, holders of Restricted Notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell Exchange Notes received in the exchange offer, may require us to file and cause to become effective, a shelf registration statement covering resales of the Restricted Notes by these holders.

A copy of the registration rights agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See “Book-Entry, Delivery and Form.”

Material United States Federal Income Tax Considerations	Your exchange of restricted notes for exchange notes pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes.

Summary of Consequences of Not Exchanging Restricted Notes

If you do not exchange your Restricted Notes in the exchange offer, your Restricted Notes will continue to be subject to the restrictions on transfer currently applicable to the Restricted Notes. In general, you may offer or sell your Restricted Notes only:

•	if the offer or sale is registered under the Securities Act and applicable state securities laws;

•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

If you do not exchange your Restricted Notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the Restricted Notes as set forth in the applicable indenture, but we will not have any further obligation to you to provide for the exchange and registration of the Restricted Notes under the applicable registration rights agreement. Accordingly, there will be no increase in the interest rate on the Restricted Notes under the applicable circumstances described in the registration rights agreements.

We do not currently intend to register sales of the Restricted Notes under the Securities Act. Under some circumstances, however, holders of the Restricted Notes, including holders who are not permitted to participate in the exchange offer or who may not freely resell Exchange Notes received in the exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of Restricted Notes by these holders. For more information regarding the consequences of not tendering your Restricted Notes and our obligation to file a shelf registration statement, see “The Exchange Offer—Consequences of Exchanging or Failing to Exchange Restricted Notes.”

Summary Description of the Exchange Notes

The summary below describes the principal terms of the Exchange Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Senior Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the Senior Exchange Notes and the “Description of Senior Subordinated Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of Senior Subordinated Exchange Notes.

Issuer	KAR Holdings, Inc.

Exchange Notes Offered	Up to $150.0 million in aggregate principal amount of Floating Rate Senior Notes due 2014.

Up to $450.0 million in aggregate principal amount of 8 3/4% Senior Notes due 2014.

Up to $425.0 million aggregate principal amount of 10% Senior Subordinated Notes due 2015.

Maturity Dates	The Floating Rate and Fixed Rate Senior Exchange Notes will mature on May 1, 2014 respectively.

The Senior Subordinated Exchange Notes will mature on May 1, 2015.

Interest Payment Dates	With respect to the Floating Rate Senior Exchange Notes, May 1, August 1, November 1 and February 1 of each year, commencing August 1, 2007.

With respect to the Fixed Rate Senior Exchange Notes and the Senior Subordinated Exchange Notes, May 1 and November 1 of each year, commencing November 1, 2007.

Guarantees	The Floating Rate and Fixed Rate Senior Exchange Notes will be guaranteed, jointly and severally and fully and unconditionally, on an unsecured unsubordinated basis by each of our subsidiaries that guarantees debt under our senior credit facility.

The Senior Subordinated Exchange Notes will be guaranteed, jointly and severally and fully and unconditionally, on an unsecured subordinated basis by each of our subsidiaries that guarantees debt under our senior credit facility.

Ranking	The Floating Rate and Fixed Rate Senior Exchange Notes and the respective guarantees thereof are our and the guarantors’ unsecured, senior obligations and will rank in right of payment:

•	pari passu with all of our and the guarantors’ existing and future senior indebtedness, including any borrowings under our senior secured credit facilities and the guarantees thereof;

•	senior to all of our and our guarantors’ existing and future subordinated indebtedness, including the Senior Subordinated Notes and the guarantees thereof; and

•	structurally subordinated to all existing and future liabilities, including trade and other payables, of our non-guarantor subsidiaries.

As of September 30, 2007, the aggregate amount of liabilities of our non-guarantor subsidiaries, including trade and other payables, was $336.1 million.

Because the Exchange Notes are unsecured, in the event of bankruptcy, liquidation, reorganization or other winding up of our company or the guarantors or upon default in payment with respect to, or the acceleration of, any indebtedness under our senior secured credit facility or other secured indebtedness, the assets of our company and the guarantors that secure other secured indebtedness will be available to pay obligations on the Exchange Notes and the guarantees only after all indebtedness under such other secured indebtedness has been repaid in full from such assets. See “Description of Other Indebtedness.”

As of September 30, 2007, the Senior Exchange Notes would have been effectively subordinated to approximately $1,595.6 million of our and the guarantors’ secured debt and there would have been $300.0 million of additional availability under our senior secured credit facilities.

The Senior Subordinated Exchange Notes and the guarantees thereof are our and the guarantors’ unsecured, senior subordinated obligations and rank in right of payment:

•

junior to all of our and the guarantors’ existing and future senior indebtedness, including the Senior Exchange Notes and the guarantees thereof and any borrowings under our senior secured credit facilities and the guarantees thereof;

•	pari passu with all of our and our guarantors’ existing and future unsecured senior subordinated indebtedness; and

•	structurally subordinated to all existing and future liabilities, including trade and other payables, of our non-guarantor subsidiaries.

As of September 30, 2007, the Senior Subordinated Exchange Notes would have been (i) subordinated to $2,195.6 million of our and the guarantors’ senior debt, including the Senior Exchange Notes, and there would have been $300.0 million of additional availability under our senior secured credit facilities and (ii) structurally subordinated to $336.1 million of liabilities of our non-guarantor subsidiaries, including trade and other payables.

Optional Redemption	We may, at our option, redeem some or all of the Floating Rate Senior Exchange Notes at the redemption prices listed under “Description of Senior Exchange Notes—Optional Redemption—Floating Rate Senior Notes.”

We may, at our option, redeem some or all of the Fixed Rate Senior Exchange Notes at the redemption prices listed under “Description of Senior Exchange Notes—Optional Redemption—Fixed Rate Senior Notes.”

We may, at our option, redeem some or all of the Senior Subordinated Exchange Notes at the redemption prices listed under “Description of Senior Subordinated Exchange Notes—Optional Redemption.”

In addition, on or prior to May 1, 2010, we may, at our option, redeem up to 35% of each series of the Exchange Notes with the proceeds of equity offerings at the redemption price listed under “Description of Senior Exchange Notes—Optional Redemption” and “Description of Senior Subordinated Notes—Optional Redemption.”

Mandatory Repurchase Offer	If we experience specific types of changes in control, we must offer to repurchase the Exchange Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase, subject to the rights of holders of Exchange Notes on the relevant record date to receive interest due on the relevant payment date. See “Description of Senior Exchange Notes—Repurchase at the Option of Holders” and “Description of Senior Subordinated Exchange Notes—Repurchase at the Option of Holders.”

Certain Covenants	We will issue the Exchange Notes under indentures with Wells Fargo, National Association, which will initially act as trustee on your behalf. The indentures will, among other things, restrict our ability and the ability of our restricted subsidiaries to:

•	incur additional debt;

•	pay dividends and make distributions;

•	make certain investments;

•	repurchase stock;

•	incur liens;

•	enter into transactions with affiliates;

•	merge or consolidate; and

•	transfer or sell assets.

These covenants are subject to important exceptions and qualifications. For more details, see “Description of Senior Exchange Notes—Certain Covenants” and “Description of Senior Subordinated Exchange Notes—Certain Covenants.”

Risk Factors

You should carefully consider the information set forth under “Risk Factors” beginning on page 23 before deciding to invest in the Exchange Notes.

Information About KAR Holdings

We were incorporated in Delaware on November 9, 2006. Our principal executive offices are located at 13085 Hamilton Crossing Boulevard, Carmel, Indiana 46032, and our telephone number is (800) 923-3725. Our websites are located at www.adesainc.com and www.iaai.com. The information on, or accessible through, the websites is not a part of, or incorporated by reference in, this prospectus.

Summary Historical and Pro Forma Consolidated Financial Data

The following table sets forth our summary historical consolidated financial data and summary unaudited pro forma consolidated income statement data, at the dates and for the periods indicated. The summary historical consolidated financial data as of September 30, 2007 and for the nine months ended September 30, 2007 have been derived from our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. We were incorporated on November 9, 2006; however, we had no operations until the consummation of the Transactions on April 20, 2007.

The summary unaudited pro forma consolidated statement of operations data and other financial data for the year ended December 31, 2006 and the nine months ended September 30, 2007 have been prepared to give effect to (i) the Transactions as if they had occurred on the first day of the fiscal year 2006 (December 26, 2005 for IAAI and January 1, 2006 for ADESA) and (ii) IAAI’s acquisition of branches in Erie, Pennsylvania; Indianapolis and South Bend, Indiana; Cincinnati, Cleveland, Columbus, Dayton and Lima, Ohio; Ashland, Kentucky; Buckhannon, West Virginia; Missoula, Montana; Des Moines, Cedar Falls and Sioux City, Iowa; Cicero, New York; and Pulaski, Virginia (the “IAAI 2006 Acquisitions”), which all occurred during IAAI’s 2006 fiscal year, as if each of these acquisitions had been consummated on December 26, 2005. The summary unaudited pro forma consolidated financial data does not purport to represent what our results of operations, balance sheet data or financial information would have been if the Transactions had occurred as of the dates indicated, or what such results will be for any future period.

The following selected financial data should be read in conjunction with “Use of Non-GAAP Measures,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited consolidated financial statements of KAR Holdings and related notes, the audited consolidated financial statements of ADESA and related notes, the audited consolidated financial statements of IAAI and related notes, and other financial information included elsewhere in this prospectus.

(Dollars in millions)	Pro forma year ended December 31, 2006	Nine months ended September 30, 2007(1)	Pro forma nine months ended September 30, 2007(2)
	(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Net revenues	$1,452.9	$704.4	$1,192.5
Cost of sales (excludes depreciation and amortization)	800.1	391.1	654.9

Gross profit	652.8	313.3	537.6
Operating expense:
Selling, general and administrative	327.9	146.3	252.1
Depreciation and amortization	158.4	66.8	118.8

Operating income	166.5	100.2	166.7

Other (income) expense:
Interest expense	229.8	104.4	168.8
Other expense (income)	(4.2)	(6.7)	(8.8)
Early extinguishment of debt	1.3	—	—

Income (loss) before income taxes	(60.4)	2.5	6.7
Income taxes	(22.2)	6.5	11.7

Net (loss) income from continuing operations	$(38.2)	$(4.0)	$(5.0)

	Pro forma year ended December 31, 2006		Nine months ended September 30, 2007(1)
	(unaudited)		(unaudited)
Other Financial Data:
Pro forma EBITDA(8)	$327.3		262.4
Pro forma Adjusted EBITDA(8)	381.3		317.6
Capital expenditures	54.6	(3)	31.1
Ratio of earnings to fixed charges(4)	—		1.0x

Balance Sheet Data (at end of period):
Available cash and cash equivalents(5)			$154.4
Working capital(6)			485.6
Total assets			5,030.1
Total debt			2,620.6
Total net debt(7)			2,466.2
Total stockholders’ equity			1,081.2

(1)	We were incorporated on November 9, 2006, but had no operations until the consummation of the Transactions on April 20, 2007.

(2)	The amount for pro forma nine months ended September 30, 2007 is based on the historical financial data of ADESA for the period from January 1, 2007 to April 19, 2007, the historical financial data of IAAI for the period from January 1, 2007 to April 19, 2007 and the historical financial data of KAR Holdings for the period from January 1, 2007 to September 30, 2007, as adjusted to combine the financial statements of ADESA and IAAI on a historical basis and to illustrate the pro forma effects of the Transactions as if they had occurred on January 1, 2006. KAR Holdings was incorporated on November 9, 2006, but had no operations until the consummation of the Transactions on April 20, 2007.

(3)	The 2006 pro forma amount excludes amounts related to the IAAI 2006 Acquisitions prior to the respective acquisition date.

(4)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt issuance costs which are charged to interest expense and a reasonable approximation of the interest factor related to operating leases. The amount of deficiency for the pro forma year ended December 31, 2006 was $60.4 million.

(5)	Available cash and cash equivalents excludes cash in transit, restricted cash balances and foreign cash not repatriated at ADESA.

(6)	Working capital is defined as current assets less current liabilities.

(7)	Represents total debt less available cash and cash equivalents, which excludes cash in transit, restricted cash balances and foreign cash not repatriated at ADESA.

(8)	EBITDA is defined as net income (loss), plus interest expense net of interest income, income taxes and depreciation and amortization, as set out in detail below. Adjusted EBITDA consists of EBITDA as further adjusted to exclude (i) certain items and expenses that are permitted to be excluded from the calculation of “Consolidated EBITDA,” as that term is defined under our senior secured credit facilities and (ii) the expected incremental revenue and cost savings specified below.

We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain covenants that we are required to satisfy under our senior secured credit facilities and notes and about our incremental revenue and cost savings. However, we cannot assure you that we will be able to realize these incremental revenues or cost savings or the timing thereof. See “Risk Factors—Risks Relating to Our Business—We may not

successfully implement our business strategies or realize our expected cost savings and revenue enhancements.” EBITDA is also one of the measures management uses to assess our financial performance and is a metric used in certain of our management incentive programs.

Under our credit agreement and notes, we are required to maintain a “Maximum Consolidated Senior Secured Leverage Ratio” which is based on Adjusted EBITDA. Failure to comply with the ratio covenant would result in a default under the credit agreement for our credit facility and, absent a waiver or an amendment from the lenders, permit the acceleration of all outstanding borrowings under the credit facility.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be alternatives to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect certain cash requirements such as interest payments, tax payments and debt service requirements. Furthermore, we cannot assure you that charges and expenses categorized as “non-recurring” below will not recur in the future. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

EBITDA and Adjusted EBITDA are reconciled to net income as follows

(unaudited):

(In millions)	Pro forma year ended December 31, 2006
Net loss	$(38.2)
Add back: discontinued operations	—

Income from continuing operations	(38.2)
Add back:
Income taxes	(22.2)
Interest expense, net of interest income	229.3
Depreciation and amortization	158.4

EBITDA	327.3
Nonrecurring charges	16.3
Noncash and related non-recurring charges	18.0
Acquisition adjustments	4.4
Other considerations, net	2.8
Incremental cost savings	12.5

Adjusted EBITDA	$381.3

(In millions)	Nine months ended September 30, 2007(a)
Net income	$22.5
Add back: discontinued operations	—

Income from continuing operations	22.5
Add back:
Income taxes	32.9
Interest expense, net of interest income	116.5
Depreciation and amortization	90.5

EBITDA	262.4
Nonrecurring charges	11.7
Nonrecurring transaction charges	24.8
Noncash charges	7.1
Advisory services	1.8

307.8
Pro forma impact of recent acquisitions	2.6
Pro forma cost savings per the credit agreement	7.2

Adjusted EBITDA	$317.6

(a)	The results of ADESA and IAAI have been combined for the period of time prior to the Transactions.

RISK FACTORS

Participating in the exchange offer involves a number of risks. You should consider carefully the following information about these risks, together with the other information included in this prospectus before tendering your Restricted Notes in the exchange offer. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do, our business, financial condition or results of operations could be materially and adversely affected.

Risks Related to Our Business

Fluctuations in consumer demand for and in the supply of used, leased and salvage vehicles impact auction sales volume, conversion rates and the demand for floorplan financing by independent used vehicle dealers, which may adversely affect our revenues and profitability.

In the normal course of business, we are subject to changes in general U.S. economic conditions, including but not limited to, availability and affordability of consumer credit, interest rates, fuel prices, inflation, discretionary spending levels, unemployment rates and consumer confidence about the economy in general. Significant changes in economic conditions could adversely impact consumer demand for used vehicles.

As consumer demand fluctuates, the volume and prices of used vehicles may be affected and the demand for used vehicles at auction by dealers may likewise be affected. The demand for used vehicles at auction by dealers may therefore affect the wholesale price of used vehicles and the conversion percentage of vehicles sold at auction. In addition, changes in demand for used vehicles may affect the demand for floorplan financing as well as our ability to collect existing floorplan loans.

The number of new and used vehicles that are leased by consumers affects the supply of vehicles coming to auction. As manufacturers and other lenders have decreased the number of leases in the last few years and extended the lease terms of some of the leases that were written, the number of off-lease vehicles available at auction declined in 2003, 2004, 2005 and 2006. We are not able to predict manufacturers’ and lenders’ approaches to leasing and thus future volumes of off-lease vehicles may be affected based upon leasing terms and trends. The supply of off-lease vehicles coming to auction is also affected by the market value of used vehicles compared to the residual value of those vehicles per the lease terms. In most cases, the lessee and the dealer have the ability to purchase the vehicle at the residual price at the end of the lease term. Generally, as market values of used vehicles rise, the number of vehicles purchased at residual value by the lessees and dealers increases, thus decreasing the number of off-lease vehicles available at auction.

We are also dependent upon receiving a sufficient number of total-loss vehicles as well as recovered theft vehicles to sustain our profit margins in our salvage auction business. Factors that can affect the number of vehicles received include, but are not limited to, driving patterns, mild weather conditions that cause fewer traffic accidents, reduction of policy writing by insurance providers that would affect the number of claims over a period of time, delays or changes in state title processing, and changes in direct repair procedures that would reduce the number of newer, less damaged total-loss vehicles, which tend to have higher salvage values. In addition, our salvage auction business depends on a limited number of key insurance companies to supply the salvage vehicles we sell at auction. Our agreements with our insurance company suppliers are generally subject to cancellation by either party upon 30 to 90 days notice. There can be no assurance that our existing agreements will not be cancelled or that we will be able to enter into future agreements with these suppliers. Future decreases in the quality and quantity of vehicle inventory, and in particular the availability of newer and less damaged vehicles, could have a material adverse effect on our operating results and financial condition. In addition, in the last few years there has been a declining trend in theft occurrences which reduces the number of stolen vehicles covered by insurance companies for which a claim settlement has been made.

Our operating results may fluctuate significantly.

Our operating results have in the past and may in the future fluctuate significantly depending on a number of factors, many of which are beyond our control. These factors include, but are not limited to:

•	general business conditions, including the availability and quality of used, leased and salvage vehicles and buyer attendance at our vehicle auctions;

•	trends in new and used vehicle sales and incentives, including wholesale used vehicle pricing;

•	economic conditions including fuel prices and Canadian exchange rate and interest rate fluctuations;

•	trends in the vehicle remarketing industry;

•	the introduction of new competitors;

•	laws, regulations and industry standards, including changes in regulations governing the sale of used vehicles, the processing of salvage vehicles and commercial lending activities;

•	changes in the market value of vehicles we auction, including changes in the actual cash value of salvage vehicles;

•	competitive pricing pressures; and

•	costs associated with the acquisition of businesses or technologies.

As a result of the above factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance. Furthermore, revenues for any future quarter are not predictable with any significant degree of accuracy, and our operating results may vary significantly due to our relatively fixed expense levels. Due to these factors, it is possible that in some future quarters our operating results may fall below the expectations of public market analysts and investors.

Changes in interest rates or market conditions could adversely impact the profitability and business of AFC.

Rising interest rates may have the effect of depressing the sales of used vehicles because many consumers finance their vehicle purchases. In addition, AFC sells the majority of its finance receivable to a special purpose entity, which sells an undivided interest in its finance receivables to a bank conduit facility on a revolving basis. Volatility and/or market disruption in the asset-backed securities market in the U.S. can impact AFC’s cost of financing related to; or its ability to arrange financing on acceptable terms through, its securitization conduit, which could negatively affect AFC’s business and our financial condition and operations.

AFC generally charges interest on its floorplan loans based on the prime rate plus a spread. Declining interest rates decrease the interest income earned on AFC’s loan portfolio.

We may not be able to grow if we are unable to successfully acquire and integrate other auction businesses and facilities.

The used vehicle redistribution industry is considered a mature industry in which low single-digit growth is expected in industry unit sales. Acquisitions have been a significant part of our historical growth and have enabled us to further broaden and diversify our service offerings. Our strategy involves the acquisition and integration of additional physical auction sites, technologies and personnel. Acquisition of businesses requires substantial time and attention of management personnel and may also require additional equity or debt financings. Further, integration of newly established or acquired businesses is often disruptive. Since we have acquired or in the future may acquire one or more businesses, there can be no assurance that we will identify appropriate targets, will acquire such businesses on favorable terms, or will be able to successfully integrate such organizations into our business. Failure to do so could materially adversely affect our business, financial condition and results of operations. In addition, we expect to compete against other auction groups or new industry consolidators for suitable acquisitions. If we are able to consummate acquisitions, such acquisitions could be dilutive to earnings, and we could overpay for such acquisitions.

In pursuing a strategy of acquiring other auctions, we face other risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

•	incurring significantly higher capital expenditures and operating expenses;

•	entering new markets with which we are unfamiliar;

•	incurring potential undiscovered liabilities at acquired auctions;

•	failing to maintain uniform standards, controls and policies;

•	impairing relationships with employees and customers as a result of management changes; and

•	increasing expenses for accounting and computer systems, as well as integration difficulties.

High fuel prices may have an adverse effect on our revenues and operating results, as well as our earnings growth rates.

High fuel prices affect the demand for sport utility and full-sized vehicles which are generally not as fuel efficient as smaller vehicles. In addition, high fuel prices could lead to a reduction in the miles driven per vehicle which may reduce accident rates. Retail sales and accident rates are factors that affect the number of used and salvage vehicles sold at auction, wholesale prices of those vehicles and the conversion rates at used vehicle auctions. Additionally, high fuel costs increase the cost for the transportation and towing of vehicles. We may not be able to pass on such higher costs to the customers who supply vehicles to our auctions.

Weather-related and other events beyond our control may adversely impact operations.

Extreme weather or other events, such as hurricanes, tornadoes, earthquakes, forest fires, floods, terrorist attacks or war, may adversely affect the overall economic environment, the markets in which we compete, our operations and our profitability. These events may impact our physical auction facilities, causing a material increase in costs, or delays or cancellation of auction sales, which could have a material adverse impact on our revenues and profitability.

We are, and may in the future be, subject to patent or other intellectual property infringement claims, which could have an impact on our business or operating results due to a disruption in our business operations, the incurrence of significant costs and other factors.

From time to time, we may receive notices from others claiming that we infringe their patent or intellectual property rights, and the number of these claims could increase in the future. Claims of patent infringement could require us to enter into licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question, which could require us to change our business practices and limit our ability to compete effectively. Even if we believe that the claims are without merit, the claims can be time-consuming and costly to defend and may divert management’s attention and resources away from our businesses. If we are required to take any of these actions, it could have an adverse impact on our business and operating results.

Litigation could have an adverse effect on us.

There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws, including intellectual property laws. In addition, we could incur substantial costs in defending ourselves or in asserting our rights in such actions. The costs and other effects of pending litigation and administrative actions against us cannot be determined with certainty. Although we currently believe that no such proceedings will have a material adverse effect on us, there can be no assurance that the outcome of such proceedings will be as expected.

Capacity reductions at the major U.S. original equipment manufacturers could negatively impact the industry.

Capacity reductions at the major U.S. original equipment manufacturers are expected to impact the industry and may result in reduced program vehicles and rental fleet sales. In addition, weak growth in new vehicle sales impacts trade-ins and auction volumes.

We face significant competition.

We face significant competition for the supply of used and salvage vehicles and for the buyers of those vehicles. While competition in the used vehicle inventory floorplan financing sector is diverse and fragmented, competition is also strong in that sector. We face current or potential competition from four primary sources: (i) direct competitors, (ii) potential entrants, (iii) potential new vehicle remarketing venues and dealer financing services and (iv) existing alternative vehicle remarketing venues. In both the vehicle auction and dealer financing businesses, both we and our competitors are working to develop new services and technologies, or improvements and modifications to existing services and technologies. Some of these competitors may have greater financial and marketing resources than we do, and may be able to respond more quickly to new or emerging services and technologies, evolving industry trends and changes in customer requirements, and devote greater resources to the development, promotion and sale of their services. In our salvage auction business, potential competitors include used car auction companies, providers of claims software to insurance companies, certain salvage buyer groups and insurance companies, some of which currently supply auto salvage to us. While most insurance companies have abandoned or reduced efforts to sell salvage vehicles without the use of service providers such as us, they may in the future decide to dispose of their salvage directly to end users. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our business and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors or that competitive pressures faced by us would not have a material adverse effect on our business and results of operations. We may not be able to compete successfully against current or future competitors, which could impair our ability to grow and achieve or sustain profitability.

Our business is dependent on information and technology systems. Failure to effectively maintain or update these systems could result in our losing customers and materially adversely affect our operating results and financial condition.

Robust information systems are critical to our operating environment and competitive position. We may not be successful in structuring our information system infrastructure or developing, acquiring or implementing information systems which are competitive and responsive to the needs of our customers and we might lack sufficient resources to continue to make the significant necessary investments in information systems to compete with our competitors. Certain information systems initiatives that management considers important to our long-term success will require substantial capital investment, have significant risks associated with their execution, and could take several years to implement.

For example, our ability to provide cost-effective salvage vehicle processing solutions to our customers depends in part on our ability to effectively utilize technology to provide value-added services to our customers. We recently implemented a web-based operating system that allows us to offer hybrid live/Internet auctions and to provide vehicle tracking systems and real-time status reports for our insurance company customers’ benefit, and to support and streamline vehicle registration and tracking, financial reporting, transaction settlement, vehicle title transfer and branch/headquarters communications. Our ability to provide the foregoing services depends on our capacity to store, retrieve and process data, manage significant databases, and expand and periodically upgrade our information processing capabilities. As we continue to grow, we will need to continue to make investments in new and enhanced information and technology systems. Interruption or loss of our information processing capabilities or adverse consequences from implementing new or enhanced systems could have a material adverse effect on our operating results and financial condition. As our information system providers revise and upgrade their hardware, software and equipment technology, we may encounter difficulties in integrating these new technologies into our business.

Although we have experienced no significant breaches of our network security by unauthorized persons, our systems may be subject to infiltration by unauthorized persons. If our systems or facilities were infiltrated and damaged by unauthorized persons, there could be a significant interruption to our ability to provide many of our electronic and web-based services to our customers. If that were to occur, it could have a material adverse effect on our operating results and financial condition.

Increased use of online wholesale auctions may diminish our supply of vehicles.

Online auctions or other methods of redistribution may diminish both the quality and quantity as well as reduce the value of vehicles sold through traditional auction facilities. Although we offer online auctions and services as part of our standard service offerings, we cannot predict what portion of overall sales will be conducted through online auctions or other redistribution methods in the future and what impact this may have on our auction facilities.

We are partially self-insured for certain losses.

We self-insure a portion of employee medical benefits under the terms of our employee health insurance program, as well as a portion of our automobile, general liability and workers’ compensation claims. We record an accrual for the claims expense related to our employee medical benefits, automobile, general liability and workers’ compensation claims based upon the expected amount of all such claims. While we believe these estimates are reasonable based on the information currently available, if actual claims are higher than anticipated, our accrual might be insufficient to cover the claims costs, which would have an adverse impact on the operating results in that period.

The operation of our auction facilities poses certain environmental risks which could adversely affect our results of operations and financial condition.

Our businesses are subject to regulation by various federal, state and local authorities concerning air quality, water quality, solid wastes and other environmental matters. In the used vehicle redistribution industry, large numbers of vehicles, including wrecked vehicles at salvage auctions, are stored at auction facilities and, during that time, releases of fuel, motor oil and other fluids may occur, resulting in soil, air, surface water or groundwater contamination. In addition, certain of our facilities generate and/or store petroleum products and other hazardous materials which are contained in aboveground or underground storage tanks located at our facilities. Some of our facilities generate waste materials, such as waste solvents or used oils, that are disposed of as non-hazardous or hazardous wastes, and body shops at our facilities may release harmful air emissions associated with painting. We are subject to safety and training regulations as required by local, state and federal law. While we have an environmental and safety compliance program that is administered by our environmental and safety department and includes monitoring, measuring and reporting compliance, establishing safety programs and training our personnel in environmental and safety matters, environmental laws and regulations could become more stringent over time and we may be subject to significant compliance costs in the future.

Any failure by us to obtain required permits or operate within regulations for, control the use of, or adequately restrict the discharge of hazardous or regulated substances or materials under present or future regulations could subject us to substantial liability, require costly cleanup or require changes in our remarketing services or auction facilities. While we have not to date incurred significant expenditures for preventive, investigative or remedial action with respect to contamination or the use of hazardous materials, we could in the future be exposed to such expenditures. Any liability arising from contamination at our facilities, including contamination by previous users of acquired facilities, the disposal of waste at off-site locations and other aspects of our operations could have a material adverse effect on our operating results and financial condition.

We assume the settlement risk for all vehicles sold through our auctions.

We do not have recourse against sellers for any buyer’s failure to satisfy its debt. Since our revenues for each vehicle do not include the gross sales proceeds, failure to collect the receivables in full may result in a net loss up to the gross sales proceeds on a per vehicle basis in addition to any expenses incurred to collect the receivables and to provide the services associated with the vehicle. Although we take steps to mitigate this risk, if we are unable to collect payments on a large number of vehicles, the resulting payment obligations and decreased fee revenues may have a material adverse effect on our results of operations and financial condition.

Our ability to operate our company successfully could be impaired if we fail to attract and retain key personnel.

Our success depends in large part on the performance of our executive management team and other key employees, including our key field personnel. If we lose the services of one or more of our executive officers or key employees, we may not be able to implement our business strategies and our business could suffer. We may have difficulty in retaining and attracting customers, developing new services, negotiating favorable agreements with customers and providing acceptable levels of customer service. Leadership changes will occur from time to time and we cannot predict whether significant resignations will occur. While we have employment agreements with certain of our executive officers, there can be no assurance that they will serve the term of their employment agreements or renew their employment agreements upon expiration. We do not currently expect to obtain key person insurance on any of our executive officers. In addition, if we fail to attract other qualified personnel, our business prospects could be materially adversely affected.

We may not successfully implement our business strategies or realize our expected cost savings and revenue enhancements.

We may not be able to fully implement our business strategies or realize our expected cost savings, in whole or in part, or within the time frames anticipated. In addition, there can be no assurance that we will achieve our expected revenue synergies, including incremental buyer payment revenue. Our cost savings, efficiency improvements and pricing strategies are subject to significant business, economic and competitive uncertainties, many of which are beyond our control. We are pursuing strategic initiatives that management considers critical to our long-term success, including substantial near-term capital investment in e-business, information technology, facility relocations and expansions, as well as operating initiatives designed to enhance overall efficiencies. These initiatives involve substantial capital investment, have significant risks associated with their execution, and could take several years to yield any direct monetary benefits. Committing a large amount of capital over a lengthy time horizon could result in significant business interruption and loss of key customers during the transitional period, as well as cost overruns and delays which may impact our results of operations. Accordingly, we cannot predict whether we will succeed in implementing these strategic initiatives.

Additionally, our business strategy may change from time to time. As a result, we may not be able to achieve our expected results of operations and our actual income, operating cash flow and EBITDA may be negatively affected and may be materially lower than the pro forma results which we discuss elsewhere in this prospectus.

We are dependent on good labor relations.

We have employees located both in the U.S. and in Canada. In addition to the workforce of employees, we also utilize temporary labor services to assist in handling the vehicles consigned during periods of peak volume. Many of our employees, both full- and part-time, are unskilled, and in periods of strong economic growth, we may find it difficult to compete for sufficient unskilled labor. If we are unable to maintain our full- or part-time workforce or the necessary relationships with third-party providers, our operations may be adversely affected.

In addition, auctioneers at our auctions are highly skilled individuals who are essential to the successful operation of our auction business. Nearly all of our auctioneers are independent contractors who provide their services for a daily or weekly rate. If we are unable to retain a sufficient number of experienced auctioneers, our operations may be adversely affected.

A portion of our net income is derived from Canada, which exposes us to foreign exchange and other risks.

Fluctuations between U.S. and Canadian currency values may adversely affect our results of operations and financial position. In addition, there may be tax inefficiencies in repatriating cash from Canada. For the nine months ended September 30, 2007, approximately 16% of our revenues were attributable to our Canadian operations. A decrease in the value of the Canadian currency relative to the U.S. dollar could reduce our profits from our Canadian operations and the value of the net assets of our Canadian operations when reported in U.S. dollars in our financial statements. This could have a material adverse effect on our business, financial condition or results of operations as reported in U.S. dollars.

In addition, fluctuations in currencies relative to currencies in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our Canadian operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our Canadian operations are translated using average exchange rates during each period. Translation gains and losses are reported in “Accumulated other comprehensive income/loss” as a component of stockholders’ equity.

We are subject to extensive governmental regulations, including vehicle brokerage and auction laws and currency reporting obligations. Failure to comply with laws or regulations could have a material adverse effect on our operating results and financial condition.

Our operations are subject to regulation, supervision and licensing under various U.S. and Canadian federal, state, provincial and local authorities, agencies, statutes and ordinances. The acquisition and sale of used, leased, totaled and recovered theft vehicles is regulated by state or other local motor vehicle departments in each of the locations in which we operate. Changes in law or governmental regulations or interpretations of existing law or regulations could result in increased costs, reduced vehicle prices and decreased profitability for us. In addition to the regulation of sales and acquisitions of vehicles, we are also subject to various local zoning requirements with regard to the location of our auction and storage facilities, which requirements vary from location to location, to lending laws and regulations and to currency reporting obligations. Failure to comply with present or future regulations or changes in existing regulations could have a material adverse effect on our operating results and financial condition. For a further discussion of the vehicle regulations applicable to our businesses, see “Business—Regulation.”

We have a material amount of goodwill which, if it becomes impaired, would result in a reduction in our net income.

Goodwill is the amount by which the cost of an acquisition accounted for using the purchase method exceeds the fair value of the net assets acquired. Current accounting standards require that goodwill no longer be amortized but instead be periodically evaluated for impairment based on the fair value of the reporting unit. A significant percentage of our total assets represents goodwill. Declines in our profitability may impact the fair value of our reporting units, which could result in a write-down of our goodwill and a reduction in net income.

New accounting pronouncements or new interpretations of existing standards could require us to make adjustments to accounting policies that could adversely affect the financial statements.

The Financial Accounting Standards Board, or the FASB, the Public Company Accounting Oversight Board, the SEC, and other accounting organizations or governmental entities from time to time issue new pronouncements or new interpretations of existing accounting standards that require changes to our accounting policies and procedures. To date, we do not believe any new pronouncements or interpretations have had a material adverse effect on our financial condition or results of operations, but future pronouncements or interpretations could require the change of policies or procedures.

ADESA may be subject to risks in connection with its former relationship with and separation from ALLETE.

ADESA and ALLETE, Inc., ADESA’s former parent company, entered into a tax sharing agreement, effective on the date of the spin-off, which governs ALLETE’s and ADESA’s respective rights, responsibilities and obligations after the spin-off with respect to taxes for the periods ending on or before the spin-off. Under the tax sharing agreement, if the spin-off becomes taxable to ALLETE, ADESA may be required to indemnify ALLETE for any taxes which arise as a result of ADESA’s actions or inaction. In addition, ADESA has agreed to indemnify ALLETE for 50 percent of any taxes that do not arise as a result of actions or inaction of either ADESA or ALLETE.

We may not be able to successfully integrate ADESA’s and IAAI’s operations.

On April 20, 2007, KAR Acquisition, Inc. merged with and into ADESA, with ADESA continuing as the surviving corporation. After consummation of the Merger and the related transactions, ADESA and IAAI became our wholly owned subsidiaries. Integration of the two previously independent companies may turn out to be more complex, time consuming and costly than we originally anticipated. Failure to successfully integrate these companies may have a material adverse effect on the combined company’s business, financial condition and result of operations. The difficulties of combining the companies present challenges to our management, including:

•	operating a larger combined company;

•	integrating personnel with diverse backgrounds and organizational cultures;

•	experiencing operational interruptions or the loss of key employees, customers or suppliers; and

•	consolidating other corporate and administrative functions.

The combined company is also exposed to risks that are commonly associated with merger transactions, such as unanticipated liabilities and costs, some of which may be material, and diversion of management’s attention. As a result, the anticipated benefits of the Merger may not be fully realized, if at all.

We are controlled by the Equity Sponsors, and their interests as equity holders may not be aligned with your interests.

GS Capital Partners VI Fund, L.P., Kelso Investment Associates VII, L.P., Parthenon Investors II, L.P. and Value Act Capital Master Fund, L.P. own, through their respective affiliates, including certain affiliated private equity funds, substantially all of our equity. The Equity Sponsors can elect all of our directors, appoint new management and approve any action requiring the vote of our outstanding common stock, including amendments of our articles of incorporation, mergers or sales of substantially all of our assets. The directors elected by the Equity Sponsors may be able to make decisions affecting our capital structure, including decisions to issue additional capital stock and incur additional debt. The interests of our equity holders may not in all cases be aligned with the interests of our noteholders. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our equity holders might conflict with your interests as a noteholder. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to our noteholders.

Risks Relating to the Exchange Notes

We have a substantial amount of debt, which could impair our financial condition and adversely affect our ability to react to changes in our business and fulfill our obligations under the Exchange Notes.

As of September 30, 2007, our total debt was approximately $2.62 billion and we have approximately $300.0 million of available borrowing capacity under our senior secured credit facilities.

Our substantial indebtedness could have important consequences to you, including:

•	making it more difficult for us to satisfy our obligations with respect to the Exchange Notes;

•	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, debt service requirements, execution of our business strategy, acquisitions and other purposes;

•

requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce the funds available to us for other purposes, including funding future expansion;

•

making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions; and

•

exposing us to risks inherent in interest rate fluctuations because some of our borrowings, including borrowings under our senior secured credit facilities, will be at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates.

See “Description of Other Indebtedness,” “Description of Senior Exchange Notes” and “Description of Senior Subordinated Exchange Notes.”

Restrictive covenants in agreements and instruments governing our debt, including the indentures governing the Exchange Notes, may adversely affect our ability to operate our business.

The indentures governing the Exchange Notes and the agreement governing our senior secured credit facilities contain, and our future debt instruments may contain, various provisions that limit our ability and the ability of our restricted subsidiaries, including ADESA and IAAI, to, among other things:

•	incur additional debt;

•	provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase debt;

•	make loans, investments and capital expenditures;

•	incur liens;

•	pay dividends or make other payments by our restricted subsidiaries;

•	enter into certain transactions with affiliates;

•	sell assets and capital stock of our subsidiaries; and

•	consolidate or merge with or into, or sell substantially all of our assets to, another person.

Our senior secured credit facilities are secured, and our bank lenders and future secured creditors have a prior claim on our assets to the extent of the value of the collateral securing their claims. Similarly, holders of the guarantors’ existing and future secured indebtedness have a prior claim on the guarantors’ assets that secure such indebtedness.

The Exchange Notes and the guarantees will not be secured by any of our assets. Holders of our secured indebtedness and the secured indebtedness of the guarantors will have claims that are prior to your claims as holders of the Exchange Notes to the extent of the value of the assets securing such indebtedness. We, and the guarantors, will be party to senior secured credit facilities, which will be secured by a significant portion of our assets, including a pledge of all of our capital stock and the capital stock of all of our direct and indirect material domestic subsidiaries and 65% of the capital stock of our first tier foreign subsidiaries. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of our secured indebtedness will have prior claim to our assets that constitute their collateral. Holders of the Exchange Notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the Exchange Notes. In that event, because the Exchange Notes and the guarantees will not be secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy your claims in full.

As of September 30, 2007, the aggregate amount of our secured indebtedness, on a consolidated basis, was approximately $1,595.6 million, and approximately $300.0 million was available for additional borrowing under our senior secured credit facilities. We are permitted to borrow substantial additional secured indebtedness in the future under the terms of the indentures. See “Description of Senior Exchange Notes” and “Description of Senior Subordinated Exchange Notes.”

If our subsidiaries do not make sufficient distributions to us, we will not be able to make payment on any of our debt, including the Exchange Notes. In addition, the structural subordination of the Exchange Notes to certain of our subsidiaries’ liabilities may limit our ability to make payment on the Exchange Notes.

We are a holding company with no business operations, sources of income or assets of our own other than our ownership interests in our subsidiaries. Because all our operations are conducted by our subsidiaries, our cash flow and our ability to make payments on our debt, including the Exchange Notes, is dependent upon cash dividends and distributions or other transfers from our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate, and any restrictions imposed by the current and future debt instruments of our subsidiaries.

Some of our subsidiaries, including our existing and future foreign subsidiaries, will not guarantee the Exchange Notes. The Exchange Notes will be structurally subordinated to all existing or future liabilities and preferred equity of these subsidiaries that do not guarantee the Exchange Notes. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to any such subsidiary, we, as a common equity owner of such subsidiary, and, therefore, holders of our debt, including holders of the Exchange Notes, will be subject to the prior claims of such subsidiary’s creditors, including trade creditors, and preferred equity holders. As of September 30, 2007, the aggregate amount of liabilities of our subsidiaries that will not guarantee the Exchange Notes, including trade and other payables, was $336.1 million. For the period ending September 30, 2007, our subsidiaries that will not guarantee the Exchange Notes represented approximately 15.3% of our total assets and approximately 26.7% of our total revenues, in each case before intercompany eliminations.

If we default on our obligations to pay our other indebtedness or otherwise fail to comply with covenants in the instruments governing our other indebtedness, we may not be able to make payments on the Exchange Notes.

Any default under the agreements governing our indebtedness, including a default under our senior secured credit facilities that is not waived by the required lenders, could make us unable to pay principal, premium, if any, and interest on the Exchange Notes and substantially decrease the market value of the Exchange Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our other indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In addition, the restrictive covenants in our senior secured credit facilities require us to maintain specified financial ratios and satisfy other financial condition tests. A breach of any these financial, operating or other covenants could result in a default. In the event of any such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder, together with accrued and unpaid interest, to be due and payable and the lenders under our senior secured credit facilities could elect to terminate all commitments to extend further credit. If we were unable to repay those amounts, such holders or lenders could institute foreclosure proceedings against our assets, which could force us into bankruptcy or liquidation.

We require a significant amount of cash to service all of our indebtedness, including the Exchange Notes, and to fund planned capital expenditures, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

Our ability to make payments on and refinance our debt, including the Exchange Notes, and to fund planned capital expenditures depends on our ability to generate cash in the future. To some extent, this is subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors, some of which are beyond our control. Our business may not generate cash from operations at levels sufficient to permit us to pay principal, premium, if any, and interest on our indebtedness, and our cash needs may increase. If we are unable to generate sufficient cash from operations to service our debt and meet our other cash needs, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness, including the Exchange Notes. We may not be able to take any of these actions. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, particularly because of our high levels of debt and the restrictions imposed by the agreement governing our senior secured credit facilities and the indenture governing the Exchange Notes on our ability to incur additional debt and use the proceeds from asset sales. If we must sell our assets, it may negatively affect our ability to generate revenue. The inability to obtain additional financing could have a material adverse effect on our financial condition and on our ability to meet our obligations to you under the Exchange Notes.

If we cannot make scheduled payments on our debt, we would be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our senior secured credit facilities could terminate their commitments to lend us money and foreclose against the assets securing their borrowings; and

•	we could be forced into bankruptcy or liquidation, which could result in you losing your investment in the Exchange Notes.

Your right to receive payments on the Senior Subordinated Exchange Notes is junior to our existing indebtedness and possibly all of our future borrowings. Further, the guarantees of the Senior Subordinated Exchange Notes are junior to all of our guarantors’ existing indebtedness and possibly to all their future borrowings.

The Senior Subordinated Exchange Notes and the guarantees thereof rank behind all of our and the guarantors’ existing indebtedness (other than trade payables) and all of our and their future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the Senior Subordinated Exchange Notes and the related subsidiary guarantees. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and that of the guarantors will be entitled to be paid in full and in cash before any payment may be made with respect to the Senior Subordinated Exchange Notes or the guarantees thereof.

In addition, all payments on the Senior Subordinated Exchange Notes and the guarantees thereof will be blocked in the event of a payment default on certain senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on certain senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the Senior Subordinated Exchange Notes will participate with trade creditors and all other holders of our and the guarantors’ subordinated indebtedness in the assets remaining after we and the guarantors have paid all of our senior debt. However, because the indenture governing the Senior Subordinated Exchange Notes requires that amounts otherwise payable to holders of the senior subordinated notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the senior subordinated notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors and holders of senior subordinated notes may receive less, ratably, than the holders of our senior debt.

As of September 30, 2007, we had approximately $2,195.6 million of senior indebtedness, including the Senior Restricted Notes, and approximately $300.0 million was available for borrowing as additional senior debt under our senior secured credit facilities. We are permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indentures.

We may not be able to repurchase the Exchange Notes upon a change of control.

Upon a change of control, as defined in the indentures, subject to certain conditions, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase. The source of funds for that purchase of notes will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any change of control to make required repurchases of notes tendered. Further, we may be contractually restricted under the terms of our senior secured credit facilities or other future senior indebtedness from repurchasing all of the notes tendered by holders upon a change of control. Our future debt agreements may contain similar restrictions and provisions. Accordingly, we may not be able to satisfy our obligations to purchase your Exchange Notes unless we are able to refinance or obtain waivers under our senior secured credit facilities and any such future debt agreements. Our failure to repurchase the Exchange Notes upon a change of control would cause a default under the indenture and a cross-default under our senior secured credit facilities. In addition, certain corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change of control under the indentures.

Fraudulent transfer statutes may limit your rights as a holder of the Exchange Notes.

Federal and state fraudulent transfer laws permit a court, if it makes certain findings, to:

•	void all or a portion of our obligations to holders of the Exchange Notes;

•

subordinate our obligations to holders of the Exchange Notes to our other existing and future indebtedness, entitling other creditors to be paid in full before any payment is made on the Exchange Notes; and

•	take other action detrimental to holders of the Exchange Notes, including invalidating the Exchange Notes.

In that event, we cannot assure you that you would ever be repaid.

Under federal and state fraudulent transfer laws, in order to take any of those actions, courts will typically need to find that, at the time the Exchange Notes were issued, we:

(1) issued the Exchange Notes with the intent of hindering, delaying or defrauding current or future creditors; or

(2) received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the Exchange Notes; and

(a) were insolvent or were rendered insolvent by reason of the issuance of the Exchange Notes;

(b) were engaged, or were about to engage, in a business or transaction for which our assets were unreasonably small; or

(c) intended to incur, or believed or should have believed we would incur, debts beyond our ability to pay as such debts mature.

Many of the foregoing terms are defined in or interpreted under those fraudulent transfer statutes. A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the Exchange Notes or such guarantee if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the Exchange Notes or the applicable guarantee. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

The measure of insolvency for purposes of the foregoing considerations will vary depending on the law of the jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred the debt:

•	the sum of its debts (including contingent liabilities) is greater than its assets, at fair valuation;

•

the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; or

•	it could not pay its debts as they become due.

We cannot assure you what standard a court would apply in determining our solvency and whether it would conclude that we were solvent when we incurred our obligations under the Exchange Notes.

Our obligations under the Exchange Notes will be guaranteed by all of our direct and indirect restricted subsidiaries that guarantee indebtedness under our senior secured credit facilities, and the guarantees may also be subject to review under various laws for the protection of creditors. It is possible that creditors of the guarantors may challenge the guarantees as a fraudulent transfer or conveyance. The analysis set forth above would generally apply, except that the guarantees could also be subject to the claim that, because the guarantees were incurred for the benefit of the issuer, and only indirectly for the benefit of the guarantors, the obligations of the guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could void a guarantor’s obligation under its guarantee, subordinate the guarantee to the other indebtedness of a guarantor, direct that holders of the Exchange Notes return any amounts paid under a guarantee to the relevant guarantor or to a fund for the benefit of its creditors, or take other action detrimental to the holders of Exchange Notes. In addition, the liability of each guarantor under the indenture will be limited to the amount that will result in its guarantee not constituting a fraudulent conveyance or improper corporate distribution, and there can be no assurance as to what standard a court would apply in making a determination as to what would be the maximum liability of each guarantor.

Risks Relating to the Exchange Offer and Holding the Exchange Notes

There is no public market for the Exchange Notes, and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained.

We cannot assure you that a liquid market will develop for the Exchange Notes, that you will be able to sell your Exchange Notes at a particular time or that the prices that you receive when you sell the Exchange Notes will be favorable.

We do not intend to apply for listing or quotation of any series of Exchange Notes on any securities exchange or stock market, although our Restricted Notes trade on the PORTAL Market. The liquidity of any market for the Exchange Notes will depend on a number of factors, including:

•	the number of holders of Exchange Notes;

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the Restricted Notes for the Exchange Notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the Exchange Notes; and

•	prevailing interest rates.

Holders of Restricted Notes who fail to exchange their Restricted Notes in the exchange offer will continue to be subject to restrictions on transfer. You may have difficulty selling the Restricted Notes that you do not exchange.

If you do not exchange your Restricted Notes for Exchange Notes in the exchange offer, you will continue to be subject to the restrictions on transfer applicable to the Restricted Notes. The restrictions on transfer of your Restricted Notes arise because we issued the Restricted Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Restricted Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register the Restricted Notes under the Securities Act. For further information regarding the consequences of tendering your Restricted Notes in the exchange offer, see the discussion below under the caption “The Exchange Offer—Consequences of Exchanging or Failing to Exchange Restricted Notes.”

The tender of Restricted Notes under the Exchange Offer will reduce the outstanding amount of each series of Restricted Notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the Restricted Notes due to a reduction in liquidity. Consequently, you may find it difficult to sell any Restricted Notes you continue to hold because there will be fewer Restricted Notes of such series outstanding.

You must comply with the exchange offer procedures in order to receive new, freely tradable Exchange Notes.

Delivery of Exchange Notes in exchange for Restricted Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of book-entry transfer of Restricted Notes into the exchange agent’s account at DTC, as depositary, including an agent’s message (as defined herein). We are not required to notify you of defects or irregularities in tenders of Restricted Notes for exchange. Restricted Notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. See “The Exchange Offer—Procedures for Tendering Restricted Notes” and “The Exchange Offer—Consequences of Exchanging or Failing to Exchange Restricted Notes.”

Some holders who exchange their Restricted Notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your Restricted Notes in the exchange offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which are subject to certain risks, trends and uncertainties. In particular, statements made in this prospectus that are not historical facts (including, but not limited to, expectations, estimates, assumptions and projections regarding the industry, business, future operating results, potential acquisitions and anticipated cash requirements) may be forward-looking statements. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions identify forward-looking statements. Such statements, including statements regarding our future growth; anticipated cost savings, revenue increases and capital expenditures; strategic initiatives such as selective relocations, greenfields and acquisitions; our competitive position; and our continued investment in information technology are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to:

•	fluctuations in consumer demand for and in the supply of used, leased and salvage vehicles and the resulting impact on auction sales volumes and conversion rates;

•	trends in new and used vehicle sales and incentives, including wholesale used vehicle pricing;

•	economic conditions including fuel prices and Canadian exchange rate and interest rate fluctuations;

•	trends in the vehicle remarketing industry;

•	changes in the volume of vehicle production, including capacity reductions at the major original equipment manufacturers;

•	the introduction of new competitors;

•	laws, regulations and industry standards, including changes in regulations governing the sale of used vehicles, the processing of salvage vehicles and commercial lending activities;

•	changes in the market value of vehicles auctioned, including changes in the actual cash value of salvage vehicles;

•	competitive pricing pressures;

•	costs associated with the acquisition of businesses or technologies;

•	litigation developments;

•

patent or other intellectual property infringement claims, which could have an impact on the business or operating results due to a disruption in business operations, the incurrence of significant costs and other factors;

•	our ability to successfully implement our business strategies or realize expected cost savings and revenue enhancements;

•	our ability to develop and implement information systems responsive to customer needs;

•	business development activities, including acquisitions and integration of acquired businesses;

•	weather;

•	general business conditions; and

•	other risks described from time to time.

Many of these risk factors are outside of our control, and as such, they involve risks which are not currently known that could cause actual results to differ materially from those discussed or implied herein. The forward-looking statements in this document are made as of the date hereof and we do not undertake to update our forward-looking statements.

Our future growth depends on a variety of factors, including our ability to increase vehicle sold volumes and loan transaction volumes, acquire additional auctions, manage expansion, relocation and integration of acquisitions, control costs in our operations, introduce modest fee increases, expand our product and service offerings including information systems development and retain our executive officers and key employees. Certain initiatives that management considers important to our long-term success include substantial capital investment in e-business, information technology, facility relocations and expansions, as well as operating initiatives designed to enhance overall efficiencies, have significant risks associated with their execution, and could take several years to yield any direct monetary benefits. Accordingly, we cannot predict whether our growth strategy will be successful. In addition, we cannot predict what portion of overall sales will be conducted through online auctions or other redistribution methods in the future and what impact this may have on our auction business.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. Any Restricted Notes that are properly tendered and exchanged pursuant to the exchange offer will be retired and cancelled.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges on a historical and pro forma basis for the periods indicated. The ratios below show the extent to which our business generates enough earnings after the payment of all expenses after interest to make required interest payments on our debt. For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes and fixed charges. Fixed charges consist of interest, whether expensed or capitalized, amortization of expenses related to indebtedness and an estimate of the interest within rental expense.

KAR Holdings

Pro forma year ended December 31, 2006	Nine months ended September 30, 2007	Pro forma nine months ended September 30, 2007
—(1)	1.0x	1.0x

ADESA(2)

Year ended December 31,					From January 1, 2007 to April 19, 2007
2002	2003	2004	2005	2006
6.0x	8.9x	6.5x	6.2x	6.8x	6.1x

Insurance Auto Auctions, Inc.(3)

Year ended December 31,			December 27, 2004 through May 25, 2005	May 26, 2005 through December 25, 2005	Year ended December 31, 2006	From January 1, 2007 to April 19, 2007
2002	2003	2004
1.9x	1.4x	3.0x	2.1x	—(4)	—(5)	1.1x

(1)	The amount of deficiency was $60.4 million.

(2)	Fixed charges for 2005 include incremental interest expense compared to 2004 of $7.9 million incurred in the first half of 2005 resulting from ADESA’s recapitalization and transition to an independent public company in 2005. Fixed charges for 2004 include incremental interest expense compared to 2003 of $8.7 million resulting from ADESA’s recapitalization in June 2004.

(3)	On February 22, 2005, IAAI entered into a merger agreement with Axle Merger Sub, Inc. and Axle Holdings, Inc. On May 25, 2005, Axle Merger Sub, Inc. merged with and into IAAI, with IAAI continuing as the surviving corporation, and IAAI became a direct wholly owned subsidiary of Axle Holdings, Inc., which is owned by Axle Holdings II, LLC (which is controlled by affiliates of Kelso). This merger and the related transactions resulted in additional debt and a new basis of accounting under SFAS 141. The ratio of earnings to fixed charges for periods ending on or prior to May 25, 2005 generally will not be comparable with the ratio for periods after that date.

(4)	The amount of deficiency was $6.8 million.

(5)	The amount of deficiency was $8.9 million.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007. You should read the data set forth in the table below in conjunction with the “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and accompanying notes thereto appearing elsewhere in this prospectus.

As of September 30, 2007
(in millions)
Available cash and cash equivalents(1)	$154.4

Debt:
Revolving credit facility(2)	—
Term loan B	1,561.1
Floating Rate Senior Notes	150.0
8 3/4% Senior Notes	450.0
10% Senior Subordinated Notes	425.0

Total debt(3)	2,586.1
Total shareholders’ equity	1,081.2

Total capitalization	$3,667.3

(1)	Available cash and cash equivalents excludes cash in transit, restricted cash balances and foreign cash not repatriated.

(2)	Provides for up to $300.0 million of borrowings. See “Description of Other Indebtedness—Senior Secured Credit Facilities.”

(3)	Excludes the Atlanta capital lease obligation of $34.5 million due to corresponding development revenue bonds included in other assets of an equal amount.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data for the nine months ended September 30, 2007 is based on ADESA and IAAI’s unaudited financial statements for the periods from January 1, 2007 to April 19, 2007 and KAR Holdings’ unaudited financial statements for the period from January 1, 2007 to September 30, 2007, as adjusted to give effect to the Transactions. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2006 and for the nine months ended September 30, 2007 give effect to the Transactions as if they had been consummated on January 1, 2006. The following unaudited pro forma consolidated financial data for the year ended December 31, 2006 is based on consolidated financial statements appearing elsewhere in this prospectus, as adjusted to give effect to the Transactions.

The unaudited pro forma consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data,” the consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma consolidated financial statements are presented for informational purposes only. The unaudited pro forma consolidated financial statements do not purport to represent what results of operations would have been had the Transactions actually occurred on the dates indicated and they do not purport to project results of operations for any future period. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma consolidated statement of operations.

Unaudited Pro Forma Consolidated Statement of Operations

For the Nine Months Ended September 30, 2007

(Dollars in millions)	KAR Holdings January 1, 2007 to September 30, 2007(g)	ADESA January 1, 2007 to April 19, 2007	IAAI January 1, 2007 to April 19, 2007	Transactions Pro Forma Adjustments		Combined Pro Forma January 1, 2007 to September 30, 2007
Statement of Operations Data:
Net revenues	$704.4	$371.3	$114.8	$2.0	(a)	$1,192.5
Cost of goods sold	391.1	187.3	76.5	—		654.9

Gross profit	313.3	184.0	38.3	2.0		537.6
Selling, general & administrative expenses	146.3	85.5	19.5	0.8	(b)	252.1
Depreciation & amortization	66.8	15.9	7.9	28.2	(c)	118.8
Transaction expenses	—	24.8	—	(24.8	)(d)	—

Operating income	100.2	57.8	10.9	(2.2)		166.7
Interest expense	104.4	7.8	10.0	46.6	(e)	168.8
Other expense (income)	(6.7)	(1.9)	(0.2)	—		(8.8)

Income (loss) before income taxes	2.5	51.9	1.1	(48.8)		6.7
Income taxes	6.5	24.9	1.5	(21.2	)(f)	11.7

Net (loss) income from continuing operations	$(4.0)	$27.0	$(0.4)	$(27.6)		$(5.0)

(a)	Reflects adjustment of finance receivables to fair value.

(b)	Reflects the net adjustment to selling, general and administrative expense for January 1 through April 19 for the annual sponsor financial advisory fees.

(c)	Represents pro forma depreciation and amortization for January 1 through April 19 resulting from our revalued assets.

(d)	Represents legal and professional fees as well as accelerated incentive compensation costs associated with the Transactions.

(e)	Represents pro forma interest expense for January 1 through April 19 resulting from our new capital structure.

(f)	Represents the estimated tax effect of the pro forma adjustments, calculated at a rate consistent with the post-merger rate.

(g)	We were incorporated on November 9, 2006, but had no operations until the consummation of the Transactions on April 20, 2007.

Unaudited Pro Forma Consolidated Statement of Operations

for the Year Ended December 31, 2006

(Dollars in millions)	ADESA December 31, 2006	IAAI December 31, 2006	Pro Forma IAAI 2006 Acquisitions Adjustments(a)	Pro Forma IAAI Adjusted December 31, 2006	Transactions Pro Forma Adjustments			Combined Pro Forma December 31, 2006
Statement of Operations Data:
Net revenues	$1,103.9	$332.0	$17.0	$349.0	$			$1,452.9
Cost of goods sold	563.8	235.8	0.5	236.3				800.1

Gross profit	540.1	96.2	16.5	112.7				652.8
Selling, general and administrative	268.7	46.5	9.8	56.3		2.9	(b)	327.9
Depreciation and amortization	46.5	23.9	0.2	24.1		87.8	(c)	158.4

Operating income	224.9	25.8	6.5	32.3		(90.7)		166.5
Interest expense	27.4	30.6	0.4	31.0		171.4	(d)	229.8
Early extinguishment of debt	—	1.3		1.3				1.3
Other expense (income)	(6.9)	2.7		2.7				(4.2)

Income (loss) before income taxes	204.4	(8.8)	6.1	(2.7)		(262.1)		(60.4)
Income taxes	77.6	(1.6)	1.4	(0.2)		(99.6	)(e)	(22.2)

Net (loss) income from continuing operations	$126.8	$(7.2)	$4.7	$(2.5)		$(162.5)		$(38.2)

See accompanying notes to unaudited pro forma consolidated statement of operations.

Notes to Unaudited Pro Forma Consolidated Statement of Operations

(a)	Reflects the full-year impact of IAAI 2006 Acquisitions as if they had occurred on December 26, 2005.

(b)	Reflects the net increase to selling, general and administrative expenses for the annual sponsor financial advisory fees.

(c)	Represents pro forma depreciation and amortization for the full year resulting from our revalued assets.

(d)	Represents pro forma interest expense resulting from our new capital structure, using, in the case of revolving and term loan borrowings, an assumed LIBOR rate of 5.36% as follows:

Pro forma year ended December 31, 2006
(in millions)
Revolving credit facility(i)	$—
Term loan B(ii)	118.6
Notes(iii)	95.9
Capital lease interest expense(iv)	1.7
Agency and commitment fees(v)	0.3
Amortization of capitalized debt issuance costs(vi)	13.3

Pro forma interest expense	229.8
Less historical interest expense, net(vii)	(58.4)

Total pro forma interest expense adjustment	$171.4

(i)	Reflects no borrowings under and therefore no pro forma interest expense on the new revolving credit facility for up to $300.0 million of borrowings.

(ii)	Reflects pro forma interest expense on the average borrowings outstanding under the term loan B.

(iii)	Reflects pro forma interest expense on the principal balance of the notes.

(iv)	Reflects historical interest expense related to capital lease obligations on a principal balance of $34.9 million at an average interest rate of 5.0%. Does not reflect interest income on related $34.5 million of development revenue bonds, which have a 5.0% interest rate.

(v)	Reflects annual agency fees and commitment fees of 0.50% on an assumed $50.0 million average available and undrawn balance under our revolving credit facility.

(vi)	Reflects non-cash amortization of capitalized debt issuance costs. These costs are amortized over the term of the related debt (six years for the revolving credit facility, six and one-half years for the term loan B, seven years for the senior notes and eight years for the senior subordinated notes).

(vii)	Reflects historical interest expense on existing debt that is being refinanced.

(e)	Represents the estimated tax effect of the pro forma adjustments to interest expense, depreciation and amortization and selling, general and administration expenses, calculated at an assumed combined federal and state effective rate applicable to KAR Holdings of 38.0%.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Data,” the consolidated financial statements of KAR Holdings and related notes, the consolidated financial statements of ADESA and related notes, the consolidated financial statements of IAAI and related notes, and other financial information included elsewhere in this prospectus.

Selected Historical Data of KAR Holdings

For the Nine Months Ended September 30, 2007

The following consolidated financial data for the nine months ended September 30, 2007 is based on our unaudited financial statements for the period of January 1, 2007 to September 30, 2007. We were incorporated on November 9, 2006, but had no operations in 2006 or for the period of January 1 through April 19, 2007. On April 20, 2007, we consummated a merger agreement with ADESA, Inc. and as part of the agreement, IAAI was combined with ADESA. Both ADESA and IAAI became our wholly owned subsidiaries.

(Dollars in millions except where otherwise noted.)

Nine months ended September 30, 2007
(unaudited)
Operations:
Operating revenues
ADESA Auction Services	$432.3
IAAI Salvage Services	208.4
AFC	63.7

Total operating revenues	$704.4
Operating expenses (exclusive of depreciation and amortization)	537.4
Operating profit	100.2
Interest expense	104.4
Loss from continuing operations	(4.0)
Net loss	(4.0)

At September 30, 2007
(unaudited)
Financial Position:
Working capital	$485.6
Total assets	5,030.1
Total debt	2,620.6
Total stockholders’ equity	1,081.2

Nine months ended September 30, 2007
(unaudited)
Other Financial Data:
Net cash provided by operating activities	$89.8
Capital expenditures	31.1
Depreciation and amortization	66.8

Selected Historical Data of ADESA

For the Years Ended December 31, 2002, 2003, 2004, 2005 and 2006

The selected historical financial data of ADESA for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 has been derived from the audited financial statements included elsewhere in this prospectus. The historical financial data for the years ended December 31, 2002 and 2003 and as of December 31, 2002, 2003 and 2004 presented below has been derived from our audited financial statements that are not included in this prospectus. Certain amounts reported in previous periods have been reclassified to conform to the current presentation.

In 2006, ADESA incurred a charge representing a reduction of ownership interests in aircraft and other costs associated with the termination of a Joint Aircraft and Ownership Management Agreement with ALLETE. In the fourth quarter 2006, ADESA incurred transaction expenses consisting primarily of legal and professional fees associated with the merger. In addition, ADESA incurred various charges and incremental expenses in 2004 and 2005 related to its initial public offering of its common stock and a registered public offering of its unsecured 7 5/8% senior subordinated notes, subsequent separation from ALLETE and subsequent restructuring of its debt that affect the comparability of its reported results of operations. In 2003, ADESA recognized a gain on the sale of real estate. As a result of these transactions and the transition to an independent public company, 2003, 2004, 2005 and 2006 operating results may not be comparable to previous periods or ongoing operations. See the footnotes below for the amounts and descriptions of the various transactions and incremental expenses incurred by ADESA in 2003, 2004, 2005 and 2006.

(Dollars in millions except where otherwise noted.)

For the year ended December 31,	2002	2003(1)	2004(2)	2005(3)	2006(4)
Operations:
Operating revenues
Auction services group	$722.9	$800.2	$808.9	$842.8	$959.9
Dealer services group	99.9	104.3	116.6	126.0	144.0

Total operating revenues	$822.8	$904.5	$925.5	$968.8	$1,103.9
Operating expenses (exclusive of depreciation and amortization)	617.3	668.2	676.6	700.6	832.5
Operating profit	173.2	201.3	213.0	227.4	224.9
Interest expense	22.5	16.0	25.4	31.2	27.4
Loss on extinguishment of debt	—	—	14.0	2.9	—
Income from continuing operations	92.8	113.9	109.0	126.1	126.8
Net income	88.3	115.1	105.3	125.5	126.3

December 31,	2002	2003	2004	2005	2006
Financial Position:
Working capital (deficit)	$(86.1)	$56.8	$358.2	$302.0	$325.2
Total assets	1,491.6	1,656.8	1,915.0	1,945.5	1,975.3
Total debt	409.7	370.9	516.1	432.5	352.5
Total stockholders’ equity	788.7	950.2	1,011.4	1,089.9	1,203.5

For the year ended December 31,	2002	2003(7)	2004(8)	2005(9)	2006(10)
Other Financial Data:
Net cash provided by operating activities	$181.7	$131.9	$175.5	$136.5	$190.9
Capital expenditures	66.5	26.8	31.2	55.3	37.1
Depreciation and amortization	32.3	35.0	35.9	40.8	46.5
Ratio of earnings to fixed charges(5)	6.0x	8.9x	6.5x	6.2x	6.8x

(1)	2003 operating expenses include a gain on sale of real estate of $3.4 million ($2.1 million after-tax).

(2)	2004 operations include:

•

Transaction costs totaling $3.0 million ($1.8 million after-tax). Transaction costs consist primarily of legal and professional fees associated with ADESA’s initial public offering and separation from ALLETE.

•

Loss on extinguishment of debt totaling $14.0 million ($8.5 million after-tax). The loss on extinguishment of debt consists of an early termination penalty related to the prepayment of ADESA’s senior notes and the write-off of related unamortized debt issuance costs.

•

Incremental corporate expenses compared to 2003, of $11.9 million ($7.3 million after-tax). Incremental corporate expenses consist of salaries, benefits and other expenses due to the addition of corporate level personnel, professional fees, incremental insurance and other costs necessary to support an independent public company.

•	Incremental interest expense compared to 2003, of $8.7 million ($5.3 million after-tax) resulting from ADESA’s recapitalization in June of 2004.

(3)	2005 operations include:

•

Loss on extinguishment of debt totaling $2.9 million ($1.8 million after-tax). The loss on extinguishment of debt consists of a charge for the write-off of certain unamortized debt issuance costs associated with ADESA’s June 2004 credit facility and certain expenses related to the amended and restated credit facility.

•	Gain on termination of swap of $0.5 million ($0.3 million after-tax). The interest rate swap agreement related to ADESA’s former Term Loan B facility was terminated in the third quarter of 2005.

•

Incremental corporate expenses compared to 2004, of $3.9 million ($2.4 million after-tax). Incremental corporate expenses were incurred in the first half of 2005 and consisted of salaries, benefits and other expenses due to the addition of corporate level personnel, professional fees, incremental insurance and other costs necessary to support an independent public company.

•

Incremental interest expense compared to 2004, of $7.9 million ($4.8 million after-tax) incurred in the first half of 2005 resulting from ADESA’s recapitalization and transition to an independent public company.

(4)	2006 operations include:

•

Loss on termination of aircraft agreement with ALLETE totaling $3.4 million ($2.1 million after-tax). ADESA received notice of ALLETE’s election to terminate the Joint Aircraft Ownership and Management Agreement on November 2, 2006. As a result, ADESA recorded a non-cash pretax charge of $3.4 million representing a reduction of ownership interests in the aircraft and other costs associated with the termination of the agreement.

•

Transaction expenses totaling $6.1 million ($5.1 million after-tax). In 2006, ADESA entered into a merger agreement to be acquired by a group of private equity funds. The transaction expenses consist primarily of legal and professional fees associated with the pending merger.

(5)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt issuance costs which are charged to interest expense and a reasonable approximation of the interest factor related to operating leases. Fixed charges for 2005 include incremental interest expense compared to 2004 of $7.9 million incurred in the first half of 2005 resulting from ADESA’s recapitalization and transition to an independent public company. Fixed charges for 2004 include incremental interest expense compared to 2003 of $8.7 million resulting from ADESA’s recapitalization in June 2004.

Selected Historical Data of IAAI

For the Fiscal Years Ended 2002, 2003, 2004, 2005 and 2006

The statement of operations data of IAAI for 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and December 25, 2006 have been derived from the consolidated financial statements included elsewhere in this prospectus that have been audited by KPMG LLP, independent registered public accounting firm, whose report is also included herein. The statement of operations data for 2002 and 2003 and balance sheet data for 2002, 2003 and 2004 have been derived from audited consolidated financial statements not included in this prospectus.

IAAI’s consolidated financial statements for the periods subsequent to the merger in 2005 of Axle Merger Sub, Inc. with and into IAAI, which resulted in affiliates of Kelso & Company controlling IAAI (the “2005 Acquisition”), reflect a new basis of accounting incorporating the fair value adjustments made in recording the 2005 Acquisition and the related transactions, while the periods prior to the 2005 Acquisition reflect IAAI’s historical cost basis. Accordingly, the accompanying selected financial data and other data as of dates and for periods ending on or prior to May 24, 2005 are labeled as “predecessor,” and the accompanying selected financial data and other data as of and for periods beginning after the date of the 2005 Acquisition are labeled as “successor.”

IAAI’s fiscal year 2006 consisted of 53 weeks and ended on December 31, 2006. IAAI’s fiscal years 2005, 2004, 2003 and 2002 each consisted of 52 weeks and ended on December 25, 2005, December 26, 2004, December 28, 2003 and December 29, 2002, respectively.

	Predecessor				Successor
	December 29, 2002	December 28, 2003	December 26, 2004	December 27, 2004 - May 24, 2005	May 25, 2005 - December 25, 2005	December 31, 2006
	(dollars in thousands)
Selected Statement of Operations Data:
Revenues	$234,197	$209,650	$240,179	$120,445	$160,410	$331,950
Earnings (loss) from operations	7,530	5,011	20,909	2,584	7,909	22,581

Net earnings (loss).	$4,008	$2,332	$12,265	$(440)	$(5,434)	$(7,179)

	Predecessor			Successor
	2002	2003	2004	2005	2006
	(dollars in thousands)
Selected Balance Sheet Data (at period end):
Cash and cash equivalents	$10,027	$15,486	$13,325	$25,882	$14,040
Working capital	23,787	25,159	16,881	52,002	49,973
Total assets	259,650	287,793	298,979	514,860	588,021
Total debt	4,009	29,147	24,642	265,022	344,842
Current debt	2,595	10,369	14,606	1,510	2,247
Long-term debt	1,414	18,778	10,036	263,512	342,595
Total shareholders’ equity	194,102	189,086	202,651	144,024	137,576

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the “Selected Historical Consolidated Financial Data” and the consolidated financial statements of and notes thereto included elsewhere in this prospectus. The following discussion and analysis of financial condition and results of operations contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The actual results could differ materially from those discussed in or implied by forward-looking statements for various reasons including those discussed in “Risk Factors” and “Forward-Looking Statements.” Refer to “Risk Factors” for a further discussion of some of the factors that affect or could affect the business, operating results and financial condition.

The Transactions, as described in “Summary—The Transactions,” resulted in a new basis of accounting under SFAS No. 141. This change creates many differences between reporting for KAR Holdings post-merger, as successor, and ADESA and IAAI independently pre-merger. The ADESA and IAAI financial data for periods ending on or prior to April 19, 2007, generally will not be comparable to the successor financial data for periods after that date. The merger resulted in us having an entirely new capital structure, which results in significant differences between ADESA and IAAI pre-merger and KAR Holdings post-merger in the stockholders’ equity sections of the financial statements. In addition, the successor incurred debt issuance costs and $2,590 million of debt in connection with the merger. The $662.6 million of debt related to ADESA’s and IAAI’s credit facilities and notes was paid off in connection with the merger and contribution ($318.0 million for ADESA and $344.6 million for IAAI). As a result, interest expense, debt and debt issuance costs are not comparable between the pre-merger and the post-merger companies. Certain adjustments have been made to increase or decrease the carrying amount of assets and liabilities as a result of preliminary estimates and certain reasonable assumptions, which, in certain instances, has resulted in changes to amortization and depreciation expense amounts. The final valuations are not yet complete; as such, the allocation of purchase price has not been completed and further adjustments to the preliminary allocations may be made in subsequent periods.

KAR Holdings, Inc.

Executive Overview

Business

We are the only auction services provider in North America with leading market positions in both the whole car auction and salvage auction markets. The business is divided into three reportable business segments that are integral parts of the vehicle redistribution industry: ADESA Auctions, IAAI Salvage and AFC. The ADESA Auctions segment consists primarily of ADESA’s used vehicle auctions and is the second largest used vehicle auction network in North America with 58 ADESA sites as of January 21, 2008. ADESA Auctions also provide services such as inbound and outbound logistics, reconditioning, vehicle inspection and certification, titling and administrative services.

The IAAI segment consists of salvage vehicle auctions and related services in North America and is the second largest provider with 134 sites. The salvage auctions facilitate the redistribution of damaged vehicles that are designated as total losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made and older model vehicles donated to charity or sold by dealers in salvage auctions. The salvage auction business specializes in providing services such as inbound and outbound logistics, inspections, evaluations, titling and settlement administrative services.

The AFC segment is primarily engaged in the business of providing short-term, inventory-secured financing, known as floorplan financing, to independent used vehicle dealers. AFC conducts business at 91 loan production offices in the U.S. and Canada.

The holding company is maintained separately from the three reportable segments and includes expenses associated with the corporate office, such as salaries, benefits, and travel costs for the corporate management team, certain human resources, information technology and accounting costs, and incremental insurance, treasury, legal and risk management costs. Holding company interest includes the interest incurred on the corporate debt structure. Costs incurred at the holding company are not allocated to the three business segments.

We believe we are well positioned in both the used vehicle auction and salvage auction industries which have demonstrated long-term stability. We are one of the top three players in most markets in which we operate in an industry with high barriers (facilities, technology and expertise) to entry. ADESA and IAAI are able to serve the diverse and multi-faceted needs of customers through the wide range of services offered at their facilities. Our business model consistently generates substantial operating cash flow, which can be used to fund growth initiatives with minimal inventory risk.

Overview of Performance for the Nine Months Ended September 30, 2007

The volume of used vehicles coming to auction has increased in the first nine months of 2007 compared to the same period in 2006. In addition, ADESA’s used vehicle conversion percentage increased from 60.8% in 2006 to 61.7% in 2007. However, retail used vehicle sales remain weak and are down for the nine months ended September 30, 2007 compared to the same period in 2006. This decline has continued to impact demand and used vehicle auction volumes.

Salvage vehicle supplies have been fairly strong throughout the industry in 2007 despite increased fuel prices. We believe increased complexity in vehicles contributed to a larger number of insurance claims resulting in a total loss. In addition, flooding in several markets throughout 2007 has added incremental units.

Industry Outlook and Trends

The decline in retail used vehicle sales experienced in 2006 has persisted throughout the first nine months of 2007. Retail used vehicle sales are down approximately 4% for the nine months ended September 30, 2007 as compared to the same period in 2006. This decline has continued to impact demand and used vehicle auction volumes. We believe that the weak retail used vehicle market is the result of several factors including used cars being priced high relative to new discounted vehicles, slow economic growth, negative equity on longer term used vehicle loans and vehicle longevity. In addition, new vehicle sales have also experienced a decline of approximately 3% through the first nine months of 2007, which impacts trade-ins and auction volumes. Capacity reductions at the major U.S. original equipment manufacturers are expected to impact the industry and may result in reduced program vehicles and rental fleet sales. While off-lease vehicles declined in 2006, lease penetration rates have been modestly increasing since 2004 and we expect that industry off-lease auction volumes may begin increasing in early 2008.

Wholesale used vehicle prices were up in September 2007 and averaged $9,849 as compared to $9,585 in September 2006, according to ADESA Analytical Services’ monthly analysis of Wholesale Used Vehicle Prices by Vehicle Model Class.

Seasonality

The volume of vehicles sold at our auctions generally fluctuates from quarter to quarter. This seasonality is affected by several factors including weather, the timing of used vehicles available for sale from selling customers, the availability and quality of salvage vehicles, holidays, and the seasonality of the retail market for used vehicles, which affect the demand side of the auction industry. Used vehicle auction volumes tend to decline during prolonged periods of winter weather conditions. In addition, mild weather conditions and decreases in traffic volume can each lead to a decline in the available supply of salvage vehicles because fewer traffic accidents occur, resulting in fewer damaged vehicles overall. As a result, revenues and operating expenses related to volume will fluctuate accordingly on a quarterly basis. The fourth calendar quarter typically experiences lower used vehicle auction volume as well as additional costs associated with the holidays and winter weather.

Results of Operations

Our revenue is derived from auction fees and related services at our whole car and salvage auction facilities and dealer financing fees and net interest income at AFC. Although auction revenues primarily include the auction services and related fees, our related receivables and payables include the value of the vehicles sold. AFC’s net revenue consists primarily of securitization income and interest and fee income less provisions for credit losses. Securitization income is primarily comprised of the gain on sale of finance receivables sold, but also includes servicing income, discount accretion, and any change in the fair value of the retained interest in finance receivables sold. Our operating expenses consist of cost of services, selling, general and administrative expenses and depreciation and amortization. Cost of services is composed of payroll and related costs, subcontract services, supplies, insurance, property taxes, utilities, maintenance and lease expense related to the auction sites and loan offices. Cost of services excludes depreciation and amortization. Selling, general and administrative expenses are composed of indirect payroll and related costs, sales and marketing, information technology services and professional fees.

Prior to April 19, 2007, ADESA, Inc.’s operations were grouped into three operating segments: used vehicle auctions, Impact salvage auctions and AFC. These three operating segments were aggregated into two reportable business segments: Auction Services Group (used vehicle auctions and Impact salvage auctions) and Dealer Services Group (AFC and related businesses). Prior to April 19, 2007, IAAI operated in a single business segment. Concurrent with the Transactions, we established three reportable business segments: ADESA Auctions, IAAI and AFC. ADESA’s Impact salvage auctions operating segment was combined with IAAI. These reportable segments offer different services, have distinct suppliers and buyers of vehicles and are managed separately based on the fundamental differences in their operations.

Operating Results Summary for the Nine Months Ended September 30, 2007

The following unaudited pro forma condensed segment results of operations for the nine months ended September 30, 2007 are based on ADESA and IAAI’s unaudited financial statements for the periods from January 1, 2007 to April 19, 2007 and KAR Holdings’ unaudited financial statements for the period from January 1, 2007 to September 30, 2007, as adjusted to combine the financial statements of ADESA Impact and IAAI on a historical basis and to illustrate the estimated pro forma effects of the Transactions as if they had occurred on January 1, 2006. KAR Holdings had no operations during the period of January 1, 2007 to April 19, 2007.

The Transactions were completed on April 20, 2007. Pro forma adjustments have been made to the historical combined statement of income for the nine months ended September 30, 2007 and 2006 as if the Transactions had been completed on January 1, 2006.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed segment results are presented for informational purposes only. The unaudited pro forma condensed segment results do not purport to represent what our results of operations would have been had the Transactions actually occurred on the dates indicated and they do not purport to project our results of operations for any future period.

The unaudited pro forma condensed combined results of operations should be read in conjunction with the information contained in “Summary—The Transactions” and the financial statements and related notes thereto, appearing elsewhere in this prospectus. The pro forma adjustments inherent in the segments results presented below include: pro forma interest expense resulting from the new capital structure; pro forma depreciation and amortization expense resulting from the new basis of property and equipment and intangible assets; adjustments to selling and administrative expenses for the annual sponsor advisory fees; and adjustment to write up the finance receivables acquired to fair value. In addition, certain human resources and information technology costs that ADESA had historically allocated to its segments and certain professional fees historically recorded at the segments were reclassified to the holding company for all periods presented. Transaction expenses, representing legal and professional fees as well as accelerated incentive compensation costs, were also removed from 2007 operating results.

Overview of Pro Forma Results of KAR Holdings for the Nine Months Ended September 30, 2007 and 2006

	Pro forma nine months ended September 30,
(In millions)	2006	2007
Revenues
ADESA Auction Services	$648.7	$720.1
IAAI Salvage Services	317.1	360.8
AFC	105.9	111.6

Total revenues	1,071.7	1,192.5
Cost of services*	589.8	654.9

Gross profit*	481.9	537.6
Selling, general and administrative	226.9	252.1
Depreciation and amortization	118.8	118.8
Loss related to flood	3.5	—

Operating profit	132.7	166.7
Interest expense	170.8	168.8
Other (income) expense	(2.5)	(8.8)

Income (loss) from continuing operations before income taxes	(35.6)	6.7
Income taxes	(11.2)	11.7

Income (loss) from continuing operations	$(24.4)	$(5.0)

*	Exclusive of depreciation and amortization

For the nine months ended September 30, 2007, we had revenue of $1,192.5 million compared with $1,071.7 million for the nine months ended September 30, 2006, an increase of 11%. Included in the results for the nine months ended September 30, 2006, was a $2.7 million charge related to the correction of certain unreconciled balance sheet differences concealed by a former employee at ADESA’s Kitchener, Ontario, auction facility. In addition, the results for the nine months ended September 30, 2006 included a $3.5 million loss related to the flood at IAAI’s Grand Prairie, Texas facility. The flood loss consisted of a loss of vehicles and fixed assets as well as costs to clean up the facility.

Pro Forma ADESA Auctions Results

	Pro forma nine months ended September 30,
(In millions)	2006	2007
ADESA Auctions revenue	$648.7	$720.1
Cost of services*	348.8	394.8

Gross profit*	299.9	325.3
Selling, general and administrative	136.4	146.6
Depreciation and amortization	55.7	55.7

Operating profit	$107.8	$123.0

*	Exclusive of depreciation and amortization

Revenue

Revenue from ADESA Auctions increased $71.4 million, or 11%, to $720.1 million for the nine months ended September 30, 2007, compared with $648.7 million for the nine months ended September 30, 2006. The 11% increase in revenue was a result of a 6% increase in revenue per vehicle sold during the first nine months of the year and a 4% increase in vehicles sold.

A 6% increase in revenue per vehicle sold resulted in increased auctions revenue of approximately $44.1 million. The increase in revenue per vehicle sold was primarily attributable to an increase in lower margin services such as transportation and other ancillary services. These factors resulted in increased ADESA Auctions revenue of approximately $23.3 million. The higher transportation and other ancillary services revenues also resulted in corresponding increases in cost of services. Incremental fee income related to selective fee increases and higher wholesale used vehicle values resulted in increased ADESA Auctions revenue of approximately $16.2 million. Fluctuations in the Canadian exchange rate increased revenue by approximately $4.6 million for the nine months ended September 30, 2007, compared with the nine months ended September 30, 2006.

While the number of retail used vehicles sold was down, the total number of wholesale vehicles sold at ADESA Auctions increased 4% in the first nine months of 2007 compared with the first nine months of 2006, resulting in an increase in ADESA Auctions revenue of approximately $27.3 million.

The used vehicle conversion percentage, calculated as the number of vehicles sold as a percentage of the number of vehicles entered for sale at our used vehicle auctions, increased to 61.7% for the nine months ended September 30, 2007 from 60.8% for the nine months ended September 30, 2006. The increase in the used vehicle conversion percentage positively impacted ADESA Auction revenues, gross profit and EBITDA for the nine months ended September 30, 2007 compared with the nine months ended September 30, 2006.

Gross Profit

For the nine months ended September 30, 2007, gross profit in the ADESA Auctions segment increased $25.4 million, or 8%, to $325.3 million. The 11% increase in revenues was the leading factor increasing gross profit for the ADESA Auctions segment, despite an increase in cost of services on both a dollar and percentage of revenues basis. Increases in transportation costs (which includes fuel costs) and other ancillary services costs was a leading driver increasing cost of services for the ADESA Auctions segment by $23.0 million. Cost of services also increased due to the costs associated with handling additional used vehicles entered for sale at our used vehicle auctions for the nine months ended September 30, 2007 compared with the nine months ended September 30, 2006. Fluctuations in the Canadian exchange rate increased cost of services at the ADESA Auctions segment by approximately $2.3 million.

Selling, General and Administrative

Selling, general and administrative expenses for the ADESA Auctions segment increased $10.2 million, or 7%, to $146.6 million for the nine months ended September 30, 2007 primarily due to increases in compensation and related employee benefit costs as well as marketing costs. These increases were partially offset by a decrease in bad debt expense. In addition, the ADESA Auctions segment also incurred a $2.7 million pretax charge in the first nine months of 2006 related to unreconciled balance sheet differences concealed by a former employee at ADESA’s Kitchener, Ontario, auction facility.

Pro Forma IAAI Results

	Pro forma nine months ended September 30,
(In millions)	2006	2007
IAAI revenue	$317.1	$360.8
Cost of services*	219.8	236.6

Gross profit*	97.3	124.2
Selling, general and administrative	37.6	49.2
Depreciation and amortization	41.6	41.6
Loss related to flood	3.5	—

Operating profit	$14.6	$33.4

*	Exclusive of depreciation and amortization

Revenue

Revenue from IAAI increased $43.7 million, or 14%, to $360.8 million for the nine months ended September 30, 2007, compared with $317.1 million for the nine months ended September 30, 2006. The increase in revenue was a result of a 17% increase in salvage vehicles sold during the nine months ended September 30, 2007. The increase in salvage vehicles sold was primarily a result of volumes provided by acquisitions and greenfields in addition to growth in vehicles sold on a same-store basis.

Gross Profit

For the nine months ended September 30, 2007, gross profit at IAAI increased to $124.2 million, or 34% of revenue, compared with $97.3 million, or 31% of revenue, for the nine months ended September 30, 2006. Cost of services increased 8% due to increases related to acquisitions and greenfields, as well as costs associated with the increased volumes; however, cost of services increased at a lower rate than revenues. IAAI has negotiated a number of tow contracts in the current year resulting in lower tow costs per vehicle towed. In addition, we reduced our auction yard costs due to the elimination of costs associated with Hurricane Katrina related vehicles.

Selling, General and Administrative

Selling, general and administrative expenses at IAAI increased $11.6 million, or 31%, to $49.2 million for the nine months ended September 30, 2007, compared with $37.6 million for the nine months ended September 30, 2006. The increase in selling, general and administrative expenses is primarily attributable to integration costs associated with the integration of ADESA Impact into IAAI and an increase in stock compensation expense. The integration costs represent travel, consulting costs, outside labor, and retention agreements.

Pro Forma AFC Results

	Pro forma nine months ended September 30,
(In millions except volumes and per loan amounts)	2006	2007
AFC revenue
Securitization income	$57.1	$59.9
Interest and fee income	48.9	49.8
Other revenue	0.5	2.3
Provision for credit losses	(0.6)	(0.4)

Total AFC revenue	105.9	111.6
Cost of services*	21.2	23.5

Gross profit*	84.7	88.1
Selling, general and administrative	12.8	11.7
Depreciation and amortization	21.0	21.0

Operating profit	$50.9	$55.4

Loan transactions	866,525	910,441
Revenue per loan transaction	$122	$123

*	Exclusive of depreciation and amortization

Revenue

For the nine months ended September 30, 2007, AFC revenue increased to $111.6 million, or 5%, compared with $105.9 million for the nine months ended September 30, 2006. The increase in revenue was attributable to a 5% increase in the number of loan transactions and a slight increase in revenue per loan transaction for the nine months ended September 30, 2007, compared with the same period in 2006. The increase in loan transactions to 910,441 for the nine months ended September 30, 2007 was primarily the result of an increase in floorplan utilization by AFC’s existing dealer base.

Revenue per loan transaction, which includes both loans paid off and loans curtailed, increased less than 1%, primarily as a result of increases in the average portfolio duration and the average values of vehicles floored partially offset by increases in the cost of funds and an increase in the provision for credit losses for both loans held and sold.

Gross Profit

For the nine months ended September 30, 2007, gross profit for the AFC segment increased $3.4 million, or 4%, to $88.1 million as a result of the $5.7 million increase in revenue partially offset by the 11% increase in cost of services. Cost of services increased as a result of increased professional fees, compensation and related employee benefit cost increases, increased expense associated with lot checks and processing additional loan transactions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses at AFC decreased $1.1 million, or 9%, for the nine months ended September 30, 2007 as compared with the nine months ended September 30, 2006. The decrease is primarily the result of decreases in professional fees and compensation costs.

Holding Company Results

	Nine months ended September 30,
(In millions)	2006	2007
Selling, general and administrative	$40.1	$44.6
Depreciation and amortization	0.5	0.5

Operating profit (loss)	(40.6)	(45.1)
Interest expense	167.3	167.3
Other (income) expense	(1.9)	—

Income (loss) from continuing operations before income taxes	($206.0)	($212.4)

Selling, General and Administrative Expenses

For the nine months ended September 30, 2007, selling, general and administrative expenses at the holding company increased $4.5 million, or 11%, to $44.6 million, primarily due to increases in professional and consulting fees partially offset by decreases in travel costs.

Liquidity and Capital Resources

We believe that the strongest indicators of liquidity for our business are cash on hand, cash flow from operations, working capital and amounts available under our credit facility. Our principal sources of liquidity consist of cash generated by operations and borrowings under our revolving credit facility.

The indentures governing the Exchange Notes and the agreement governing our senior secured credit facilities will contain various provisions that limit our ability and the ability of our restricted subsidiaries, including ADESA and IAAI, to, among other things:

•	incur additional debt;

•	provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase debt;

•	make loans, investments and capital expenditures;

•	incur liens;

•	create restrictions on dividends or other payments by our restricted subsidiaries;

•	enter into certain transactions with affiliates;

•	sell assets and capital stock of our subsidiaries; and

•	consolidate or merge with or into, or sell substantially all of our assets to, another person.

For a description of the covenants under the indenture see, “Description of Senior Exchange Notes” and “Description of Senior Subordinated Exchange Notes.” For a description of our senior secured credit facilities, see “Description of Other Indebtedness.”

(Dollars in millions)

	Year ended December 31,	Nine months ended September 30,
	2006(1)	2007
Cash and cash equivalents	$209.7	$344.4
Restricted cash	7.8	7.6
Working capital	375.1	485.6
Amounts available under credit facility	295.0	282.5
Cash flow from operations (year-to-date combined)	207.8	120.8

(1)	Working capital statistics for the year ended December 31, 2006 represent ADESA and IAAI combined to make comparative to statistics for the nine months ended September 30, 2007.

Working Capital

A substantial amount of our working capital is generated from the payments received for services provided. The majority of our working capital needs are short-term in nature, usually less than a week in duration. Due to the decentralized nature of the business, payments for services are received at each auction and loan production office. Most of the financial institutions place a temporary hold on the availability of the funds deposited that can range anywhere from one to three business days, resulting in cash in our accounts and on its balance sheet that is unavailable for use until it is made available by the various financial institutions. Over the years, we have increased the amount of funds that are available for immediate use and are actively working on initiatives that will continue to decrease the time between the deposit of and the availability of funds received from customers. There are outstanding checks (book overdrafts) to sellers and vendors included in current liabilities. Because the majority of these outstanding checks for operations in the U.S. are drawn upon bank accounts at financial institutions other than the financial institutions that hold the unavailable cash, we cannot offset the cash and the outstanding checks on our balance sheet.

AFC offers short-term inventory-secured financing, also known as floorplan financing, to used vehicle dealers. Financing is primarily provided for terms of 30 to 60 days. AFC principally generates its funding through the sale of its U.S. dollar denominated receivables. For further discussion of AFC’s securitization arrangements, see “Off-Balance Sheet Arrangements.”

Credit Facilities

We have a $300 million revolving line of credit as part of our $1,865 million senior credit facility, from which nothing was drawn as of September 30, 2007. There were related outstanding letters of credit totaling approximately $17.5 million at September 30, 2007, which reduce the amount available under the senior credit facility. Our Canadian operations had letters of credit outstanding totaling $2.5 million at September 30, 2007, which do not impact amounts available under our credit facility.

On April 20, 2007, we entered into a $1,865 million senior credit facility, pursuant to the terms and conditions of a credit agreement, or the Credit Agreement, with Bear Stearns Corporate Lending Inc., as administrative agent, and a syndicate of lenders. The Credit Agreement has a six and one-half year term that expires on October 19, 2013. Under the terms of the Credit Agreement, the lenders committed to provide advances and letters of credit in an aggregate amount of up to $1,865 million subject to certain conditions. Borrowings under the Credit Agreement may be used to finance working capital, capital expenditures and acquisitions permitted under the Credit Agreement and for other corporate purposes.

The Credit Agreement provides for a six and one-half year $1,565 million term loan and a six year $300 million revolving credit facility. The term loan will be repaid in quarterly installments at an amount of 0.25% of the initial term loan, with the remaining principal balance due on October 19, 2013. The revolving credit facility may be used for loans, and up to $75 million may be used for letters of credit. The revolving loans may be borrowed, repaid and reborrowed until April 19, 2013, at which time all revolving amounts borrowed must be repaid.

The revolving credit facility bears interest at a rate equal to LIBOR plus a margin ranging from 150 basis points to 225 basis points depending on our total leverage ratio. As of September 30, 2007, our revolving credit facility margin based on our leverage ratio was 225 basis points. The term loan facility bears interest at a rate equal to LIBOR plus a margin of either 200 basis points or 225 basis points depending on our total leverage ratio and ratings received from Moody’s and Standard and Poor’s. As of September 30, 2007, our term loan facility margin was 225 basis points.

The Credit Agreement contains certain restrictive loan covenants, including, among others, financial covenants requiring a maximum consolidated senior secured leverage ratio, provided there are revolving commitments outstanding, and covenants limiting our ability to incur indebtedness, grant liens, make acquisitions, be acquired, dispose of assets, pay dividends, make capital expenditures and make investments. The leverage ratio covenants are based on consolidated Adjusted EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude (a) gains and losses from asset sales; (b) unrealized foreign currency translation gains and losses in respect of indebtedness; (c) certain non-recurring gains and losses; (d) stock option expense; (e) certain other noncash amounts included in the determination of net income; (f) management, monitoring, consulting and advisory fees paid to the equity sponsors; (g) charges and revenue reductions resulting from purchase accounting; (h) unrealized gains and losses on hedge agreements; (i) minority expense; (j) expenses associated with the consolidation of salvage operations; (k) consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; (l) expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; and (m) expenses incurred in connection with permitted acquisitions.

The covenants contained within the senior credit facility are critical to an investor’s understanding of our financial liquidity, as the violation of these covenants could cause a default and lenders could elect to declare all amounts borrowed due and payable. In addition, our notes contain certain financial and operational restrictions on paying dividends and other distributions, making certain acquisitions or investments, incurring indebtedness, granting liens and selling assets. These financial covenants affect our operating flexibility by, among other things, restricting our ability to incur expenses and indebtedness that could be used to grow the business, as well as to fund general corporate purposes. We are not required to assess compliance with the covenants until December 31, 2007.

On September 30, 2007, $1,561.1 million was outstanding on the term loan and there were no borrowings on the revolving credit facility. We believe our sources of liquidity from cash and cash equivalents on hand, working capital, cash provided by operating activities, and availability under our credit facility are sufficient to meet our short and long-term operating needs for the foreseeable future. In addition, we believe the previously mentioned sources of liquidity will be sufficient to fund our capital requirements and debt service payments for the next twelve months.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA, as presented herein, are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. They are not measurements of our financial performance under GAAP and should not be considered as alternatives to revenues, net income (loss) or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of our liquidity.

EBITDA is defined as net income (loss), plus interest expense net of interest income, income tax provision (benefit), depreciation and amortization. We calculate Adjusted EBITDA by adjusting EBITDA for the items of income and expense and expected incremental revenue and cost savings described above in the discussion of certain restrictive loan covenants under “Credit Facilities”. Management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about certain covenants required pursuant to our senior credit facilities and the notes. EBITDA and Adjusted EBITDA measures have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the results as reported under GAAP. These measures may not be comparable to similarly titled measures reported by other companies.

Certain of our loan covenant calculations require financial results for the most recent four consecutive fiscal quarters, with combined results for ADESA and IAAI prior to the Transactions. The calculation of Adjusted EBITDA (per the credit agreement) for the last twelve months ended September 30, 2007, presented below, includes a pro forma adjustment for anticipated cost savings related to the merger totaling $10.5 million net of realized cost savings. The adjustment relates to anticipated costs savings for redundant selling, general and administrative costs for the salvage operations. The following table reconciles EBITDA and Adjusted EBITDA for the periods presented:

	Three months ended				Twelve months ended September 30, 2007
(In millions)	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
Net income (loss)	$17.5	$38.4	$(7.3)	$(8.6)	$40.0
Add back: discontinued operations	0.1	—	0.1	(0.1)	0.1

Income from continuing operations	17.6	38.4	(7.2)	(8.7)	40.1
Add back:
Income taxes	14.9	24.6	4.6	3.7	47.8
Interest expense, net of interest income	13.8	13.6	46.6	56.3	130.3
Depreciation and amortization	19.4	18.7	32.2	39.6	109.9

EBITDA	65.7	95.3	76.2	90.9	328.1
Nonrecurring charges	5.2	1.1	5.6	5.0	16.9
Nonrecurring transaction charges	6.1	2.4	22.4	—	30.9
Noncash charges	2.5	5.2	1.0	0.9	9.6
Advisory services	0.2	0.1	0.8	0.9	2.0

Adjusted EBITDA	79.7	104.1	106.0	97.7	387.5
Pro forma impact of recent acquisitions	0.7	0.9	0.8	0.9	3.3
Pro forma cost savings per the credit agreement				7.2	7.2

Adjusted EBITDA per the credit agreement	$80.4	$105.0	$106.8	$105.8	$398.0

Summary of Cash Flows

For Nine Months Ended September 30, 2007

(Dollars in millions)

January 1, 2007 to September 30, 2007
Net cash provided by (used for):
Operating activities	$89.8
Investing activities	(2,328.5)
Financing activities	2,583.5
Effect of exchange rate on cash	(0.4)

Net increase (decrease) in cash and cash equivalents	$344.4

We were incorporated in the State of Delaware on November 9, 2006. However, we had no operations until the consummation of the Transactions on April 20, 2007. As such, the cash flows of ADESA and IAAI for January 1 through April 19, 2007 are not reflected in the above numbers.

Our cash flow initiatives include growing the used vehicle, salvage vehicle and dealer financing businesses internally by relocating/expanding facilities, broadening service offerings and improving operating efficiencies and externally through acquisitions.

Cash flow from operating activities was $89.8 million for the nine months ended September 30, 2007. Operating cash flow was favorably impacted by non-cash charges for depreciation and amortization, amortization of debt issue costs and other non-cash transactions, as well as a net decrease in working capital.

Net cash used for investing activities was $2,328.5 million for the nine months ended September 30, 2007 and is almost entirely representative of our purchase of ADESA on April 20, 2007. In addition, $31.1 million has been expended for capital items since the merger as well as $23.3 million for the acquisition of other companies. For a discussion of our capital expenditures, see “Capital Expenditures” below. There were no significant investing cash flows related to discontinued operations in the periods presented.

Net cash provided by financing activities was $2,583.5 million for the nine months ended September 30, 2007. In connection with the Transactions, we entered into new senior secured credit facilities, including a $1,565.0 million term loan facility. In addition, we issued $600.0 million in Senior Notes and $425.0 million in Senior Subordinated Notes. We also received $710.5 million from the issuance of our common stock, net of costs. A portion of the proceeds from the debt and equity were used to repay existing ADESA and IAAI debt totaling $685.7 million, including premium/consent payments. Debt issue costs of approximately $90.7 million were also paid. There were no significant financing cash flows related to discontinued operations in the periods presented.

Capital Expenditures

Capital expenditures for ADESA and IAAI (excluding acquisitions and other investments) for the nine months ended September 30, 2007 and the year ended December 31, 2006 totaled $47.8 million and $54.6 million, respectively, and were funded primarily from internally generated funds. We continue to invest in our core information technology capabilities and capacity expansion. Capital expenditures are expected to be approximately $80 million for fiscal year 2007. Anticipated expenditures are primarily attributable to ongoing information system maintenance, upkeep and improvements at existing vehicle auction facilities, improvements in information technology systems and infrastructure, and expansion and relocation of existing auction sites that are at capacity. Future capital expenditures could vary substantially based on capital project timing and the initiation of new information systems projects to support our business strategies.

Acquisitions

In the first quarter of 2007, IAAI acquired Permian Basin Salvage Pool in Odessa, Texas. The acquisition complements existing coverage in this market. Financial results for this acquisition have been included in IAAI’s consolidated financial statements since the date of acquisition. The aggregate purchase price of this acquisition was approximately $0.6 million. As a result of the Transactions, no purchase price allocation was completed. Pro forma financial results reflecting the acquisition were not materially different from those reported.

In September 2007, ADESA completed the acquisition of certain assets of the used vehicle Tri-State Auto Auction serving the Tri-State New York area. We renamed the auction ADESA Syracuse. This acquisition complements our geographic presence in the northeast. The auction is positioned on approximately 125 acres and includes seven auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The assets purchased included operating equipment, accounts receivable and customer relationships related to the auction. In addition, we entered into an operating lease obligation related to the facility through 2017. Initial annual lease payments for the facility are approximately $0.5 million per year. We did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in our consolidated financial statements since the date of acquisition.

In October 2007, ADESA acquired all of the issued and outstanding shares of the parent company of Tri-State Auction, Co. Inc., and Sioux Falls Auto Auction, Inc., both North Dakota corporations. Tri-State Auto Auction serves the Fargo, North Dakota area. The auction is comprised of approximately 30 acres and includes six auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The Sioux Falls Auto Auction serves the Sioux Falls, South Dakota area. The auction is comprised of approximately 40 acres and includes four auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The assets of the auctions include operating equipment, accounts receivable and customer relationships related to the auctions. Liabilities assumed by us include operating leases for land and buildings as well as debt. Financial results for this acquisition will be included in our consolidated financial statements from the date of acquisition.

In November 2007, ADESA Canada acquired all of the issued and outstanding shares of Enchere d’Auto Transit Inc. Enchere d’Auto Transit Inc. is a three lane auction located on the south shore of Quebec City and serves the Quebec City region, Eastern Quebec and Northern New Brunswick. The auction is comprised of approximately 30 acres of which about 10 acres are currently being used. The assets of the auction include accounts receivable, land and building, operating equipment and customer relationships related to the auctions. Financial results for this acquisition will be included in our consolidated financial statements from the date of acquisition.

The aggregate purchase price for the four previously mentioned ADESA auctions was approximately $32.8 million. A preliminary purchase price allocation has been recorded for Tri-State Auto Auction and the purchase price of the acquisition was allocated to the acquired assets based upon fair market values. The goodwill was assigned to the ADESA Auctions reporting segment and is expected to be fully deductible for tax purposes. Pro forma financial results reflecting the acquisition were not materially different from those reported. The purchase price allocations for Tri-State Auction, Co. Inc., Sioux Falls Auto Auction, Inc. and Enchere d’Auto Transit Inc. will occur in our fourth quarter ending December 31, 2007.

On January 18, 2008, IAAI completed the purchase of assets of B&E Auto Auction in Henderson, Nevada which services the Southern Nevada region, including Las Vegas. The site will expand IAAI’s national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Western states.

In January 2008, IAAI signed an agreement to purchase the stock of Salvage Disposal Company of Georgia, Verastar, LLC, Auto Disposal of Nashville, Inc., Auto Disposal of Chattanooga, Inc., Auto Disposal of Memphis, Inc., Auto Disposal of Paducah, Inc. and Auto Disposal of Bowling Green, Inc., 11 independently owned Salvage auctions in Georgia, North Carolina, Tennessee, Mississippi and Kentucky. These site acquisitions will expand IAAI’s national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding southern states.

In February 2008, ADESA Auctions completed the purchase of certain assets of Pennsylvania Auto Dealer Exchange, PADE Financial Services and Conewago Partners, LP, an independent used vehicle auction in York, Pennsylvania. This acquisition complements our geographic presence in the northeast.

The aggregate purchase price for the 13 previously mentioned auctions was approximately $110 million.

Contractual Obligations

The table below sets forth a summary of our contractual debt and operating lease obligations as of September 30, 2007. Some of the figures included in this table are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal and other factors. Because these estimates and assumptions are necessarily subjective, the obligations we may actually pay in future periods could vary from those reflected in the table.

The following summarizes our contractual cash obligations as of September 30, 2007 (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 Years	4 – 5 Years	More than 5 Years
Long-term debt
Term loan B(a)	$1,561.1	$15.6	$31.2	$31.2	$1,483.1
Floating rate senior notes(a)	150.0	—	—	—	150.0
Senior Notes(a)	450.0	—	—	—	450.0
Senior subordinated notes(a)	425.0	—	—	—	425.0
Capital lease obligation(b)	34.5	—	—	—	34.5
Interest payments relating to long-term debt(c)	1,321.2	209.9	418.2	411.9	281.2
Interest rate swap(d)	10.7	—	10.7	—	—
Operating leases(e)	444.5	44.9	115.2	30.0	254.4

Total contractual cash obligations	$4,397.0	$270.4	$575.3	$473.1	$3,078.2

(a)	The table assumes the long-term debt is held to maturity.

(b)	In 2003, ADESA entered into a capital lease for the new Atlanta auction facility in conjunction with the purchase of development revenue bonds.

(c)	Interest payments on long-term debt are projected based on the contractual rates of the debt securities. (Note: interest on the capital lease is not included as it is offset by interest received from the related bonds.) Interest rates for the variable rate debt instruments were projected based on information available from lenders and held constant at the 2007 rates due to their unpredictable nature.

(d)	The fair value of the interest rate swap agreement is estimated using pricing models widely used in financial markets and represents the estimated amount we would receive/pay to terminate the agreement at the reporting date. The $800 million notional amount swap agreement does not mature until June 2009.

(e)	Operating leases are entered into in the normal course of business. We lease some of our auction facilities, as well as other property and equipment under operating leases. Some lease agreements contain options to renew the lease or purchase the leased property. Future operating lease obligations would change if the renewal options were exercised and/or if we entered into additional operating lease agreements.

Off-Balance Sheet Arrangements

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary, or AFC Funding Corporation, established for the purpose of purchasing AFC’s finance receivables. In conjunction with the merger transaction, AFC and AFC Funding Corporation amended their securitization agreement on April 20, 2007. The agreement expires on April 20, 2012. The agreement allows for the revolving sale by AFC Funding Corporation to a bank conduit facility of up to a maximum of $750 million in undivided interests in certain eligible finance receivables subject to committed liquidity. AFC Funding Corporation had committed liquidity of $600 million at September 30, 2007. Receivables that AFC Funding sells to the bank conduit facility qualify for sales accounting for financial reporting purposes pursuant to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and as a result are not reported on our consolidated balance sheet.

At September 30, 2007, AFC managed total finance receivables of $869.6 million, of which $755.5 million had been sold without recourse to AFC Funding Corporation. Undivided interests in finance receivables were sold by AFC Funding Corporation to the bank conduit facility with recourse totaling $528.0 million at September 30, 2007. Finance receivables include $68.8 million classified as held for sale and $133.9 million classified as held for investment at September 30, 2007. AFC’s allowance for losses of $2.2 million at September 30, 2007, includes an estimate of losses for finance receivables held for investment. Additionally, accrued liabilities of $3.8 million for the estimated losses for loans sold by the special purpose subsidiary were recorded at September 30, 2007. These loans were sold to a bank conduit facility with recourse to the special purpose subsidiary and will come back on the balance sheet of the special purpose subsidiary at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility.

Proceeds from the revolving sale of receivables to the bank conduit facility are used to fund new loans to customers. AFC and AFC Funding Corporation must maintain certain financial covenants including, among others, limits on the amount of debt AFC can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreement also incorporates the financial covenants of our credit facility. At September 30, 2007, we were in compliance with the covenants contained in the securitization agreement.

Critical Accounting Estimates

In preparing the financial statements in accordance with generally accepted accounting principles, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates.

In addition to the critical accounting estimates, there are other items used in the preparation of our consolidated financial statements that require estimation, but are not deemed critical. Changes in estimates used in these and other items could have a material impact on our financial statements.

We continually evaluate the accounting policies and estimates we use to prepare the consolidated financial statements. In cases where management estimates are used, they are based on historical experience, information from third-party professionals, and various other assumptions believed to be reasonable. The following summarizes those accounting policies that are most subject to important estimates and assumptions and are most critical to the reported results of operations and financial condition.

Uncollectible Receivables and Allowance for Credit Losses and Doubtful Accounts

We maintain an allowance for credit losses and doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowances for credit losses and doubtful accounts are based on management’s evaluation of the receivables portfolio under current economic conditions, the volume of the portfolio, overall portfolio credit quality, review of specific collection matters and such other factors which, in management’s judgment, deserve recognition in estimating losses. Specific collection matters can be impacted by the outcome of negotiations, litigation and bankruptcy proceedings.

Due to the nature of our business, substantially all of our trade receivables are due from vehicle dealers, salvage buyers, institutional customers and insurance companies. We generally have possession of vehicles or vehicle titles collateralizing a significant portion of these receivables. At the auction sites, risk is mitigated through a pre-auction registration process that includes verification of identification, bank accounts, dealer license status, acceptable credit history, buying history at other auctions and the written acceptance of all of the auction’s policies and procedures.

Our allowance for credit losses includes an estimate of losses for finance receivables currently held on the balance sheet of AFC and its subsidiaries. Additionally, an accrued liability is recorded for the estimated losses for loans sold by AFC’s subsidiary, AFC Funding Corporation. These loans were sold to a bank conduit facility with recourse to AFC Funding Corporation and will come back on the balance sheet of AFC Funding Corporation at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility. AFC controls credit risk through credit approvals, credit limits, underwriting and collateral management monitoring procedures, which includes holding vehicle titles where permitted.

Impairment of Goodwill and Long-Lived Assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we assess goodwill for impairment at least annually and whenever events or circumstances indicate that the carrying amount of the goodwill may be impaired. Important factors that could trigger an impairment review include significant under-performance relative to historical or projected future operating results; significant negative industry or economic trends; and our market valuation relative to our book value. In assessing goodwill, we must make assumptions regarding estimated future cash flows and earnings, changes in our business strategy and economic conditions affecting market valuations related to the fair values of our three reporting units (which consist of our three operating and reportable business segments: ADESA Auctions, IAAI and AFC). If the fair value of a reporting unit is determined to be less than the carrying amount, an impairment charge would be recorded in the period identified. In response to changes in industry and market conditions, we may be required to strategically realign our resources and consider restructuring, disposing of or otherwise exiting businesses, which could result in an impairment of goodwill. To date, no significant changes in events or circumstances have occurred that would indicate the carrying amount of our goodwill has been impaired.

We review long-lived assets for possible impairment whenever circumstances indicate that their carrying amount may not be recoverable. If it is determined that the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, we would recognize a loss to the extent that the carrying amount exceeds the fair value of the asset. Management judgment is involved in both deciding if testing for recovery is necessary and in estimating undiscounted cash flows. Our impairment analysis is based on the current business strategy, expected growth rates and estimated future economic conditions.

Self-Insurance Programs

We self-insure a portion of employee medical benefits under the terms of our employee health insurance program, as well as a portion of our automobile, general liability and workers’ compensation claims. We purchase individual stop-loss insurance coverage that limits the exposure on individual claims. We also purchase aggregate stop-loss insurance coverage that limits the total exposure to overall automobile, general liability and workers’ compensation claims. The cost of the stop-loss insurance is expensed over the contract periods.

We record an accrual for the claims expense related to our employee medical benefits, automobile, general liability and workers’ compensation claims based upon the expected amount of all such claims. Trends in healthcare costs could have a significant impact on anticipated claims. If actual claims are higher than anticipated, our accrual might be insufficient to cover the claims costs, which would have an adverse impact on the operating results in that period.

Legal Proceedings and Other Loss Contingencies

We are subject to the possibility of various legal proceedings and other loss contingencies, many involving litigation incidental to the business and a variety of environmental laws and regulations. Litigation and other loss contingencies are subject to inherent uncertainties and the outcomes of such matters are often very difficult to predict and generally are resolved over long periods of time. We consider the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. Estimating probable losses requires the analysis of multiple possible outcomes that often are dependent on the judgment about potential actions by third parties. Contingencies are recorded in the consolidated financial statements, or otherwise disclosed, in accordance with SFAS 5, Accounting for Contingencies. We accrue for an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on our operating results in that period. Legal fees are expensed as incurred.

Income Taxes

All income tax amounts reflect the use of the liability method. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

We operate in multiple tax jurisdictions with different tax rates and must determine the appropriate allocation of income to each of these jurisdictions. In the normal course of business, we will undergo scheduled reviews by taxing authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax reviews often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

We record our tax provision based on existing laws, experience with previous settlement agreements, the status of current IRS (or other taxing authority) examinations and management’s understanding of how the tax authorities view certain relevant industry and commercial matters. Although we have recorded all probable income tax liabilities in accordance with SFAS 5 and SFAS 109, Accounting for Income Taxes, these accruals represent accounting estimates that are subject to inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We establish reserves when we believe that certain positions may not prevail if challenged by a taxing authority. We adjust these reserves in light of changing facts and circumstances.

Adoption of FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109

On January 1, 2007, ADESA and IAAI adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No 109. FIN 48 clarifies the accounting and reporting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on income tax returns. As a result of adopting FIN 48, ADESA and IAAI recorded changes in liabilities of $1.7 million and ($0.2) million, respectively, and a corresponding change in retained earnings and goodwill, respectively.

New Accounting Standards

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This standard is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact the adoption of SFAS 157 will have on the consolidated financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. This standard is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating the impact the adoption of SFAS 159 will have on our consolidated financial statements.

In December 2007, the FASB issued SFAS 141(R), Business Combinations. The statement establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any noncontrolling interest in an acquisition, at their fair value as of the acquisition date. This standard is effective for annual reporting periods beginning after December 15, 2008. We are currently reviewing the pronouncement to determine its effects on business acquisitions we may make in the future.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements—an Amendment of Accounting Research Bulletin No. 51. The statement amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact the adoption of SFAS 160 will have on the consolidated financial statements.

ADESA, Inc.

For the Years Ended December 31, 2004, 2005 and 2006

Executive Overview

Overview of 2006 Performance

The volume of used vehicles coming to auction increased in 2006. However, wholesale used vehicle prices were soft in 2006 as a result of ongoing weakness in retail used vehicle sales. The continued relative weakness in retail demand for used vehicles was reflected in ADESA’s used vehicle conversion percentage, which decreased from 63.1 percent in 2005 to 60.4 percent in 2006. Despite the challenging operating environment, ADESA achieved several noteworthy accomplishments during 2006:

•	Achieved record annual revenues of $1.1 billion, representing growth of 14 percent;

•	Achieved all-time record loan transaction volume of 1.2 million, representing growth of over 5 percent;

•	Acquired a used vehicle auction in Sarasota, Florida, three salvage auctions in Texas and a salvage auction in Pennsylvania;

•	Organically added two salvage auctions: Impact Syracuse and Impact South Pittsburgh;

•	Offered over 1.4 million vehicles for sale on LiveBlock™, ADESA’s real-time interactive Internet bidding system;

•	Completed the U.S. roll-out of Auction Access dealer registration program and Salesforce.com;

•	Teamed with First Look to provide used vehicle dealers with custom auction and inventory optimization tools;

•	Reduced debt by $80 million, including a discretionary payment of $50 million; and

•	Paid a total of $27 million in dividends.

For the year ended December 31, 2006, ADESA reported record annual revenue of $1.1 billion and income from continuing operations of $126.8 million, compared with revenue of $968.8 million and income from continuing operations of $126.1 million for 2005. Results for 2006 included a $2.1 million after-tax charge representing a reduction of ownership interests in aircraft and other costs associated with the termination of the Joint Aircraft Ownership and Management Agreement with ALLETE. In addition, results for 2006 included $5.1 million in after-tax expenses consisting of legal and professional fees associated with the Transactions. Results for 2005 included a net $1.5 million after-tax charge related to the refinancing of ADESA’s senior credit facility. Cash provided by operations was $190.9 million for the year ended December 31, 2006, compared with $136.5 million for 2005.

Industry Outlook and Trends

Vehicles in operation in North America continued to increase in 2006, although used vehicle sales experienced a decline in 2006. North America vehicles in operation increased approximately 2 percent in 2006 to 263 million vehicles. Used vehicle sales decreased approximately 3 percent to 45 million vehicles in 2006. The number of vehicles auctioned has been relatively flat over the last five years. Approximately 9.4 million vehicles were auctioned in 2001 compared with approximately 9.5 million in 2006. The decline in retail used vehicle sales in 2006 impacted demand and used vehicle auction volumes. While off-lease vehicles declined again in 2006, lease penetration rates have been modestly increasing since 2004 and ADESA expects that industry off-lease auction volumes may begin increasing in late 2007.

Seasonality

Generally, the volume of vehicles sold at ADESA’s auctions is highest in the first and second calendar quarters of each year and slightly lower in the third quarter. Fourth quarter volume of vehicles sold is generally lower than all other quarters. This seasonality is affected by several factors including weather, the timing of used vehicles available for sale from selling customers, holidays, and the seasonality of the retail market for used vehicles, which affect the demand side of the auction industry. Used vehicle auction volumes tend to decline during prolonged periods of winter weather conditions. In addition, mild weather conditions and decreases in traffic volume can each lead to a decline in the available supply of salvage vehicles because fewer traffic accidents occur, resulting in fewer damaged vehicles overall. As a result, revenues and operating expenses related to volume will fluctuate accordingly on a quarterly basis, and ADESA’s earnings are generally highest in the second calendar quarter. The fourth calendar quarter typically has the lowest earnings as a result of the lower auction volume and additional costs associated with the holidays and winter weather.

Results of Operations

The following table sets forth operations data for the periods indicated (dollars in millions):

	Year ended December 31,		Change		Year ended December 31,		Change
	2004	2005	$	%	2005	2006	$	%
Operations Data:
Auction services group revenue
U.S	$647.4	$661.2	$13.8	2%	$661.2	$738.9	$77.7	12%
Canada.	161.5	181.6	20.1	12%	181.6	221.0	39.4	22%
Dealer services group revenue
U.S.	109.7	117.2	7.5	7%	117.2	131.5	14.3	12%
Canada	6.9	8.8	1.9	28%	8.8	12.5	3.7	42%

Total revenue	925.5	968.8	43.3	5%	968.8	1,103.9	135.1	14%
Cost of services*	454.4	473.5	19.1	4%	473.5	563.8	90.3	19%
Selling, general and administrative	222.2	227.1	4.9	2%	227.1	259.2	32.1	14%
Depreciation and amortization	35.9	40.8	4.9	14%	40.8	46.5	5.7	14%
Aircraft charge	—	—	—	—	—	3.4	3.4	—
Transaction expenses	—	—	—	—	—	6.1	6.1	—

Operating profit	213.0	227.4	14.4	7%	227.4	224.9	(2.5)	(1)%

Net income	$105.3	$125.5	$20.2	19%	$125.5	$126.3	$0.8	1%

*	Exclusive of depreciation and amortization

The following table sets forth operations data as a percentage of total revenue for the periods indicated:

	Year ended December 31,
	2004	2005	2006
Operations Data:
Auction services group revenue	87.4%	87.0%	87.0%
Dealer services group revenue	12.6%	13.0%	13.0%

Total revenue	100.0%	100.0%	100.0%

Cost of services*	49.1%	48.9%	51.1%
Selling, general and administrative	24.0%	23.4%	23.5%
Depreciation and amortization	3.9%	4.2%	4.2%
Aircraft charge	—	—	0.2%
Transaction expenses	—	—	0.6%

Operating profit	23.0%	23.5%	20.4%

*	Exclusive of depreciation and amortization

ADESA’s revenue is derived from auction fees and related services at its auction facilities and dealer financing services at AFC. Although auction revenues only include the auction and related fees, ADESA’s related receivables and payables include the value of the vehicles sold. AFC’s net revenue consists primarily of securitization income and interest and fee income less provisions for credit losses. Securitization income is primarily comprised of the gain on sale of finance receivables sold, but also includes servicing income, discount accretion, and any change in the fair value of the retained interest in finance receivables sold. Operating expenses for ADESA consist of cost of services, selling, general and administrative expenses and depreciation and amortization. Cost of services is composed of payroll and related costs, subcontract services, supplies, insurance, property taxes, utilities, maintenance and lease expense related to the auction sites and loan offices. Cost of services excludes depreciation and amortization. Selling, general and administrative expenses are composed of indirect payroll and related costs, sales and marketing, information technology services and professional fees.

In 2006, ADESA implemented several organizational realignment and management changes intended to better position ADESA to serve its diverse customer bases, accommodate anticipated growth and realize operational efficiencies across all business lines. The former auction and related services or “ARS” segment is now referred to as Auction Services Group, or ASG. The former dealer financing segment is now referred to as Dealer Services Group, or DSG. ADESA’s operations are grouped into three operating segments: used vehicle auctions, Impact salvage auctions and AFC. ADESA aggregates its three operating segments into two reportable business segments: ASG and DSG. The realignment had no impact on aggregation of financial information at the reportable segment level.

ASG encompasses all wholesale and salvage auctions throughout North America (U.S. and Canada). ADESA’s used vehicle auctions and Impact salvage auctions are included in the ASG segment. In addition to providing auctions for the exchange of ownership between the sellers and buyers of the vehicles, ASG also provides related services that include vehicle reconditioning, inbound and outbound logistics, vehicle inspections, titling, salvage recovery services, and outsourcing of various other administrative functions.

DSG includes the AFC finance business as well as other businesses and ventures ADESA may enter into, focusing on providing ADESA’s independent used vehicle dealer customers with value-added ancillary services and products. AFC is engaged in the business of providing short-term, inventory-secured financing to independent, used vehicle dealers. AFC conducts business primarily at wholesale vehicle auctions in the U.S. and Canada.

Year Ended December 31, 2006

Operating Revenue

Auction Services Group

(dollars in millions except volumes and per vehicle amounts)

	Year ended December 31,
	2005	2006	Growth
Auction services group revenue	$842.8	$959.9	14%
Vehicles sold
Used	1,732,519	1,760,012	2%
Salvage	201,312	247,908	23%

Total vehicles sold	1,933,831	2,007,920	4%

Used vehicles entered (excludes salvage)	2,746,095	2,913,904	6%
Used vehicle conversion percentage	63.1%	60.4%
Revenue per vehicle sold	$436	$478	10%

Revenue from ASG increased $117.1 million, or 14 percent, to $959.9 million for the year ended December 31, 2006, compared with $842.8 million for the year ended December 31, 2005. The 14 percent increase in revenue was a result of a 10 percent increase in revenue per vehicle sold during the year and a 4 percent increase in vehicles sold.

For the year ended December 31, 2006, revenue per vehicle sold increased $42, or 10 percent, compared with the year ended December 31, 2005. The 10 percent increase in revenue per vehicle sold resulted in increased ASG revenue of approximately $89.0 million. The increase in revenue per vehicle sold was primarily attributable to an increase in lower margin services such as transportation, reconditioning and other ancillary services resulting from a 7 percent increase in the number of institutional vehicles entered as well as a salvage vehicle mix shift. These factors resulted in increased ASG revenue of approximately $48.6 million. The higher transportation, reconditioning and other ancillary services revenues, as well as the change in mix of salvage vehicles sold, also resulted in corresponding increases in cost of services. Incremental fee income related to selective fee increases and higher wholesale used vehicle values resulted in increased ASG revenue of approximately $26.3 million. Fluctuations in the Canadian exchange rate increased revenue by approximately $14.1 million for the year ended December 31, 2006, compared with the year ended December 31, 2005.

While the number of retail used vehicles sold was the lowest in a decade, the total number of wholesale vehicles sold at ADESA auctions increased 4 percent in 2006 compared with 2005, resulting in an increase in ASG revenue of approximately $28.1 million. The increase in vehicles sold was primarily the result of added volumes from recent acquisitions.

The used vehicle conversion percentage, calculated as the number of vehicles sold as a percentage of the number of vehicles entered for sale at ADESA’s used vehicle auctions, declined to 60.4 percent for the year ended December 31, 2006 from 63.1 percent for the year ended December 31, 2005, reflecting a relatively weak retail used vehicle market for 2006 compared to 2005. The decline in the used vehicle conversion percentage negatively impacted ASG revenues, cost of sales and operating profit for the year ended December 31, 2006 compared with the year ended December 31, 2005.

Dealer Services Group

(dollars in millions except volumes and per loan amounts)

	Year ended December 31,
	2005	2006	% Change
Dealer services group revenue
Securitization income	$69.3	$75.1	8%
Interest and fee income	56.2	68.4	22%
Other revenue	0.5	0.7	NM
Provision for credit losses	—	(0.2)	NM

Total dealer services group revenue	$126.0	$144.0	14%

Loan transactions	1,096,432	1,151,702	5%
Revenue per loan transaction	$115	$125	9%

For the year ended December 31, 2006, DSG revenue increased to $144.0 million compared with $126.0 million for the year ended December 31, 2005. The 14 percent increase in Dealer Services Group revenue was driven by a 9 percent increase in revenue per loan transaction and a 5 percent increase in the number of loan transactions for the year ended December 31, 2006, compared with the year ended December 31, 2005. The increase in loan transactions to 1,151,702 for the year ended December 31, 2006 was primarily the result of an increase in floorplan utilization by AFC’s existing dealer base.

Revenue per loan transaction, which includes both loans paid off and loans curtailed, increased $10, or 9 percent, primarily driven by increases in interest rates and increases in both the average values of vehicles floored as well as the average portfolio duration. These factors contributed to the increase in securitization income of $5.8 million and increased fee and interest income of $12.2 million. The Federal Funds rate has increased approximately 100 basis points since December 31, 2005.

Cost of Services

For the year ended December 31, 2006, cost of services increased $90.3 million, or 19 percent, compared with the year ended December 31, 2005. Weak used vehicle demand resulted in a decrease in the used vehicle conversion rate from 63.1 percent for the year ended December 31, 2005 to 60.4 percent for the year ended December 31, 2006. Cost of services was significantly impacted by an increase in lower margin services such as transportation, reconditioning and other ancillary services, as well as costs associated with handling an additional 168,000 used vehicles entered for sale at ADESA’s auctions in 2006 compared with 2005. Fluctuations in the Canadian exchange rate increased cost of services by approximately $7.4 million.

For the year ended December 31, 2006, cost of services at the ASG segment increased $87.1 million, or 19 percent, to $535.4 million. A $22.2 million increase in transportation costs, which includes fuel costs, was a leading driver increasing cost of services. Increases in reconditioning and other ancillary services costs totaling $21.2 million, primarily resulting from a 7.4 percent increase in the number of institutional vehicles entered, also impacted cost of services for the ASG segment. Cost of services increased significantly due to the costs associated with handling an additional 168,000 used vehicles entered for sale at ADESA’s used vehicle auctions in 2006 compared with 2005. The addition of the acquired used vehicle and salvage auctions over the last twelve months further contributed to the increase in cost of services, along with a change in mix of salvage vehicles sold. Fluctuations in the Canadian exchange rate increased cost of services at the ASG segment by approximately $7.2 million.

For the year ended December 31, 2006, cost of services at the DSG segment increased $3.2 million, or 13 percent, to $28.4 million, primarily due to increased compensation and related employee benefit costs.

Selling, General and Administrative Expenses

For the year ended December 31, 2006, selling, general and administrative expenses increased $32.1 million, or 14 percent, compared with the year ended December 31, 2005. This increase was primarily due to compensation and related employee benefit cost increases, the impact of 2005 and 2006 acquisitions and an increase of $2.8 million associated with fluctuations in the Canadian exchange rate. For the year ended December 31, 2006, ADESA incurred $5.8 million of pretax stock-based compensation expense, of which $3.4 million was incremental as a result of the adoption of SFAS 123(R), Share-Based Payment. In addition, selling, general and administrative expenses for 2006 included a $2.7 million pretax charge related to the correction of certain unreconciled balance sheet differences concealed by a former employee at ADESA’s Kitchener, Ontario auction facility acquired in June 2000. The unreconciled differences accumulated and were concealed over a period of five to six years between 2000 and 2006. Approximately one-half of the amounts concealed date back to fiscal years prior to 2003. Management has implemented changes to its internal control processes and systems and has concluded that the matters related to the $2.7 million charge, individually or in the aggregate, did not give rise to or arise from a material weakness due to the nature of the items and compensating controls. In addition, management has concluded that the corrections were not material to either the current or any prior period financial statements.

Selling, general and administrative expenses at the ASG segment increased $30.0 million, or 16 percent, to $215.9 million for the year ended December 31, 2006 primarily due to increases in compensation and related employee benefits costs totaling $10.3 million, which included severance and other separation costs related to the departure of a senior executive. Selling, general and administrative expenses increased $4.5 million in 2006 due to acquisitions of new auctions. The ASG segment also incurred $2.3 million of incremental stock-based compensation and the $2.7 million pretax Kitchener charge. In addition, there was an increase of $2.7 million resulting from changes in the Canadian exchange rate.

Selling, general and administrative expenses at the DSG segment decreased $0.2 million, or 1 percent, to $21.2 million for the year ended December 31, 2006, as a result of a decrease in compensation and related employee benefits offset by certain professional fees, as well as employee training and travel costs.

For the year ended December 31, 2006, selling, general and administrative expenses at the holding company increased $2.3 million, or 12 percent, to $22.1 million, primarily due to increases in compensation and related employee benefit costs, as well as executive and director searches and increased travel costs.

Depreciation and Amortization

Depreciation and amortization totaled $46.5 million for the year ended December 31, 2006, representing an increase of $5.7 million, or 14 percent, from the $40.8 million reported for the year ended December 31, 2005. The increase in depreciation and amortization was a result of ADESA’s capital spending in 2005, including over $20 million related to information technology, which generally has a shorter depreciable life. ADESA continues to invest in its core information technology capabilities, as well as new technology service offerings, relocations and acquisitions.

Aircraft Charge

On November 2, 2006, ADESA received written notice of ALLETE, Inc.’s election to withdraw from joint ownership of two corporate aircraft and terminate the Joint Aircraft Ownership and Management Agreement between ALLETE, Inc. and ADESA dated as of June 4, 2004, or the Aircraft Agreement. The Aircraft Agreement sets forth the terms and conditions relating to the duties and responsibilities of ALLETE and ADESA with respect to two aircraft previously owned by ALLETE. In addition, pursuant to the Aircraft Agreement, ALLETE contributed a 70 percent ownership interest in each of the two aircraft to ADESA. Upon termination of the Aircraft Agreement, each owner is entitled to 100 percent ownership interest in, and title to, one of the aircraft. As a result of the termination of the Aircraft Agreement, ADESA recorded a non-cash pretax charge of $3.4 million in the fourth quarter of 2006 representing a reduction of ownership interests in the aircraft and other costs associated with the termination of the Aircraft Agreement.

Transaction Expenses

On December 22, 2006, ADESA entered into an Agreement and Plan of Merger, pursuant to which ADESA would be acquired by a group of private equity funds led by an affiliate of Kelso. The following table sets forth the $6.1 million of expenses incurred in connection with the transaction through December 31, 2006:

Legal and accounting fees and expenses	$3.2
Investment banking fees and expenses	2.0
Other due diligence fees and expenses	0.5
Other miscellaneous expenses	0.4

Total	$6.1

Operating Profit

Operating profit decreased $2.5 million or 1 percent to $224.9 million, for the year ended December 31, 2006 compared with 2005. As a percentage of revenue, operating profit decreased to 20.4 percent in the year ended December 31, 2006, compared with 23.5 percent in the year ended December 31, 2005. This decrease was primarily the result of the previously discussed $6.1 million of transaction expenses related to the merger agreement, the $3.4 million related to the aircraft charge and increased operating expenses at the ASG segment driven by an increase in lower margin ancillary services revenues, a softness in the retail used vehicle market and declining used vehicle conversion rates.

Operating profit at the ASG segment decreased $6.2 million, or 4 percent, to $166.4 million for the year ended December 31, 2006 primarily as a result of the 2.6 percent increase in cost of services as a percent of revenues along with the 0.5 percent increase in selling, general and administrative expenses as a percent of revenues. Cost of services was significantly impacted by costs associated with an increase in lower margin services such as transportation, reconditioning and other ancillary services resulting from a significant increase in the number of institutional vehicles entered. Additionally, the decline in the used vehicle conversion percentage resulted in additional handling costs related to the incremental 168,000 used vehicles entered which increased cost of services. Furthermore, selling, general and administrative expenses at the ASG segment were impacted by the Kitchener charge and incremental stock-based compensation expense.

Operating profit at the DSG segment increased $15.6 million, or 21 percent, to $90.9 million for the year ended December 31, 2006 primarily as a result of the 14 percent increase in revenue and a 3.3 percent decrease in operating expenses as a percentage of revenues. Increased revenue at the DSG segment more than offset higher operating expenses associated with processing more loan transactions, which increased operating profit at the DSG segment.

Operating profit in the ASG and DSG segments was offset by an $11.9 million increase in holding company operating expenses, consisting primarily of the previously discussed $6.1 million of transaction expenses related to the merger agreement and $3.4 million related to the aircraft charge.

Interest Expense

Interest expense decreased $3.8 million, or 12 percent, for the year ended December 31, 2006, compared with the year ended December 31, 2005, as ADESA is carrying less debt relative to 2005, which was partially offset by higher interest rates.

Loss on Extinguishment of Debt

In the third quarter of 2005, ADESA recorded a non-recurring $2.9 million pretax charge for the write-off of certain unamortized debt issuance costs associated with ADESA’s June 2004 credit facility and certain expenses related to the July 2005 amended and restated credit facility. The Term Loan B facility was repaid in conjunction with the amended and restated credit facility and the related interest rate swap agreement was terminated in the third quarter of 2005 resulting in a pretax gain of $0.5 million. The $0.5 million gain was recorded in “Other income, net” and when combined with the $2.9 million charge, resulted in a net pretax charge of $2.4 million related to the amendment and restatement of the credit facility.

Income Taxes

The effective income tax rate on income from continuing operations was 38.0 percent for the year ended December 31, 2006, an increase from the effective rate of 37.5 percent for the year ended December 31, 2005. The increase in the effective tax rate for the year ended December 31, 2006 versus the year ended December 31, 2005 was primarily due to the nondeductible nature of certain transaction expenses incurred in relation to the merger agreement.

Discontinued Operations

In February 2003, management approved a plan to discontinue the operations of ADESA’s vehicle importation business. In August 2005, ADESA sold ComSearch, Inc. which provides professional claims outsourcing services, automotive parts-locating and desk-auditing services to the property and casualty insurance industry. The financial results of the vehicle importation business and ComSearch have been classified as discontinued operations. Net loss from discontinued operations for the year ended December 31, 2006 of $0.5 million includes interest on the vehicle importation business adverse judgment as well as accrued legal fees. Net loss from discontinued operations for the year ended December 31, 2005 includes the operating loss of ComSearch, the loss on sale of the ComSearch business and interest on the vehicle importation business adverse judgment. See Note 21 in the Notes to Consolidated Financial Statements of ADESA for further description of the importation legal matter.

The following summarizes financial information for the discontinued operations (dollars in millions):

	Year ended December 31,
	2005	2006
Operating revenues	$2.9	$—
Loss from discontinued operations before income taxes	$(0.7)	$(0.6)
Net loss from discontinued operations	$(0.6)	$(0.5)

Significant Items Affecting Comparability

ADESA incurred various charges in 2005 and 2006 that affect the comparability of its reported results of operations. The impact of these transactions on income from continuing operations is as follows (dollars in millions):

	Year ended December 31,
	2005	2006
Charges:
Debt prepayment expenses	$2.9	$—
Gain on termination of swap	(0.5)	—
Kitchener charge	—	2.7
Aircraft charge	—	3.4
Transaction expenses	—	6.1

	2.4	12.2
Tax benefit of above items	(0.9)	(3.2)

Decrease to income from continuing operations	$1.5	$9.0

In the first quarter of 2006, ADESA recorded a $2.7 million pretax charge related to the correction of certain unreconciled balance sheet differences concealed by a former employee at ADESA’s Kitchener, Ontario auction facility acquired in June 2000.

As a result of the termination of the Joint Aircraft Ownership and Management Agreement between ALLETE, Inc. and ADESA, ADESA recorded a non-cash pretax charge of $3.4 million in the fourth quarter of 2006, representing a reduction of ownership interests in the aircraft and other costs associated with the termination of the Aircraft Agreement.

On December 22, 2006, ADESA entered into an Agreement and Plan of Merger, pursuant to which ADESA will be acquired by a group of private equity funds led by an affiliate of Kelso. ADESA incurred $6.1 million in pretax expenses through December 31, 2006 in connection with the transaction.

In the third quarter of 2005, ADESA recorded a charge for the write-off of certain unamortized debt issuance costs associated with ADESA’s June 2004 credit facility and certain expenses related to the amended and restated credit facility. In addition, an interest rate swap agreement related to the former Term Loan B facility was terminated in the third quarter of 2005.

Year Ended December 31, 2005

Operating Revenue

Auction Services Group

(Dollars in millions except volumes and per vehicle amounts)

	Year ended December 31,
	2004	2005	Growth
Auction services group revenue	$808.9	$842.8	4%
Vehicles sold
Used	1,759,371	1,732,519	(2)%
Salvage	200,092	201,312	1%

Total vehicles sold	1,959,463	1,933,831	(1)%

Used vehicles entered (excludes salvage)	2,814,130	2,746,095	(2)%
Used vehicle conversion percentage	62.5%	63.1%
Revenue per vehicle sold	$413	$436	6%

Revenue from ASG increased $33.9 million, or 4 percent, to $842.8 million for the year ended December 31, 2005, compared with $808.9 million for the year ended December 31, 2004. This increase in revenue was a result of a 6 percent increase in revenue per vehicle sold during 2005, offset by a 1 percent decrease in vehicles sold.

Revenue per vehicle sold increased $23, or 6 percent, for the year ended December 31, 2005 compared with the year ended December 31, 2004. The 6 percent increase in revenue per vehicle sold resulted in increased ASG revenue of approximately $44.5 million including fluctuations in the Canadian exchange rate, which positively impacted revenue by approximately $12.3 million for the year ended December 31, 2005, compared with the year ended December 31, 2004. The increase in revenue per vehicle sold is primarily attributable to selected fee increases driven in part by higher wholesale used vehicle prices, the favorable effect of changes in the Canadian currency exchange rates and increased transportation revenue.

The total number of vehicles sold decreased 1 percent in 2005 compared with 2004, resulting in a decrease in ASG revenue of approximately $10.6 million. The industry-wide decline in off-lease vehicles and declines in repossessed vehicle volumes available for sale at auctions continued during 2005, but was partially offset by revenues from ADESA’s 2005 acquisitions totaling $11.3 million. The used vehicle conversion percentage, calculated as the number of vehicles sold as a percentage of the number of vehicles entered for sale at ADESA’s used vehicle auctions, increased to 63.1 percent for the year ended December 31, 2005 from 62.5 percent for the year ended December 31, 2004.

Dealer Services Group

(Dollars in millions except volumes and per loan amounts)

	Year ended December 31,
	2004	2005	% Change
Dealer services group revenue
Securitization income	$67.5	$69.3	3%
Interest and fee income	48.6	56.2	16%
Other revenue	1.7	0.5	NM
Provision for credit losses	(1.2)	—	NM

Total dealer services group revenue	$116.6	$126.0	8%

Loan transactions	1,072,838	1,096,432	2%
Revenue per loan transaction	$109	$115	6%

DSG revenue increased to $126.0 million for the year ended December 31, 2005, compared with $116.6 million for the year ended December 31, 2004. The 8 percent increase in Dealer Services Group revenue was driven by a 6 percent increase in revenue per loan transaction and a 2 percent increase in the number of loan transactions for the year ended December 31, 2005, compared with the year ended December 31, 2004. The increase in loan transactions was primarily the result of an increase in floorplan utilization by AFC’s existing dealer base.

Revenue per loan transaction increased $6, or 6 percent, primarily driven by an increase in securitization income of $1.8 million, increased interest of $4.2 million (the Federal Funds rate increased approximately 200 basis points since December 31, 2004), increased fee income of $3.4 million and a decrease in the provision for credit losses of $1.2 million, partially offset by a reduction in other revenue of $1.2 million compared with the year ended December 31, 2004.

Cost of Services

Cost of services increased $19.1 million, or 4 percent, for the year ended December 31, 2005, compared with the year ended December 31, 2004. Fluctuations in the Canadian exchange rate increased cost of services by approximately $6.1 million. Cost of services was also impacted by increased transportation costs due to higher fuel prices and incremental cost of services from ADESA’s 2005 acquisitions.

Cost of services at the ASG segment increased $17.3 million, or 4 percent, to $448.3 million for the year ended December 31, 2005. Fluctuations in the Canadian exchange rate increased cost of services at the ASG segment by approximately $6.0 million. A $5.8 million increase in transportation costs, which include fuel costs, was also a leading driver increasing cost of services. The addition of the Washington D.C., used vehicle auction, the Charlotte salvage auction and the Ohio salvage auctions also contributed to the increase in cost of services, along with slight mix change in the salvage business. This activity was partially offset by the impact of fewer vehicles sold, the used vehicle market mix shift toward more dealer vehicles and an increase in the used vehicle conversion percentage compared to 2004.

Cost of services in the DSG increased $1.8 million, or 8 percent, to $25.2 million for the year ended December 31, 2005 primarily due to increased compensation and related employee benefit cost and vehicle verification and collection expense associated with increased volume.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $4.9 million, or 2 percent, for the year ended December 31, 2005, compared with the year ended December 31, 2004. This increase was primarily due to compensation and related employee benefit cost increases, the impact of 2005 acquisitions, and an increase of $2.2 million associated with fluctuations in the Canadian exchange rate.

Selling, general and administrative expenses in the ASG segment increased $1.1 million, or less than 1 percent, to $185.9 million for the year ended December 31, 2005 primarily due to the impact of 2005 acquisitions and an increase of $2.0 million associated with fluctuations in the Canadian exchange rate, partially offset by decreases in incentive compensation.

Selling, general and administrative expenses in the DSG segment increased $0.8 million, or 4 percent, to $21.4 million for the year ended December 31, 2005 primarily due to certain legal and transaction costs, employee training, travel and relocation costs.

Selling, general and administrative expenses at the holding company increased $3.0 million, or 18 percent, to $19.8 million for the year ended December 31, 2005 primarily due to compensation and related employee benefit cost increases and increased travel expenses. Selling, general and administrative expenses for the first six months of 2004 did not include approximately $3.9 million of incremental corporate expenses incurred in the first six months of 2005 to support ADESA as an independent public company. Incremental corporate expenses consisted of salaries, benefits and other expenses due to the addition of corporate level personnel, professional fees, incremental insurance and other costs necessary to support an independent public company. In addition, 2004 included $3.0 million of transaction costs (primarily legal and professional fees) associated with ADESA’s initial public offering.

Depreciation and Amortization

Depreciation and amortization totaled $40.8 million for the year ended December 31, 2005, representing an increase of $4.9 million, or 14 percent, from the $35.9 million reported for the year ended December 31, 2005. The increase in depreciation and amortization is a result of ADESA’s increased capital spending in 2005 including over $20 million related to information technology which generally has a shorter depreciable life.

Operating Profit

Operating profit increased $14.4 million, or 7 percent, for the year ended December 31, 2005, compared with the year ended December 31, 2004. As a percentage of revenue, operating profit increased to 23.5 percent in 2005, compared with 23.0 percent in 2004. Operating profit in the ASG segment increased $10.6 million, or 7 percent, to $172.6 million for the year ended December 31, 2005 primarily as a result of the 4 percent increase in revenue. Operating profit in the DSG segment increased $7.4 million, or 11 percent, to $75.3 million for the year ended December 31, 2005 primarily as a result of the 8 percent increase in revenue and a 1.6 percent decrease in operating expenses as a percentage of revenues. The increases in operating profit at the reportable segments were offset by a $3.6 million increase in operating expenses, consisting primarily of compensation and related employee benefit costs and travel expenses, at the holding company.

Interest Expense

Interest expense increased $5.8 million, or 23 percent, for the year ended December 31, 2005, compared with the year ended December 31, 2004, as ADESA carried additional debt in the first half of 2005 relative to the first half of 2004.

Loss on Extinguishment of Debt

In the third quarter of 2005, ADESA recorded a $2.9 million pretax charge for the write-off of certain unamortized debt issuance costs associated with ADESA’s June 2004 credit facility and certain expenses related to the July 2005 amended and restated credit facility. The Term Loan B facility was repaid in conjunction with the amended and restated credit facility and the related interest rate swap agreement was terminated in the third quarter of 2005 resulting in a pretax gain of $0.5 million. The $0.5 million gain was recorded in “Other income, net” and when combined with the $2.9 million charge, resulted in a net pretax charge of $2.4 million related to the amendment and restatement of the credit facility.

In the third quarter of 2004, ADESA redeemed its $90 million 7.7 percent Series A Senior Notes due 2006 and its $35 million 8.1 percent Series B Senior Notes due 2010, which resulted in expenses of $14.0 million before taxes, including an early termination penalty and the write-off of unamortized debt issuance costs.

Income Taxes

The effective income tax rate on income from continuing operations declined to 37.5 percent for the year ended December 31, 2005, compared with an effective tax rate of 38.8 percent for the year ended December 31, 2004. The decrease in the effective tax rate was primarily the result of: the recognition of certain 2004 provision to tax return differences, the elimination of valuation allowances for state net operating losses and tax credits, and changes in estimates regarding tax contingencies.

Discontinued Operations

In August 2005, ADESA sold ComSearch, Inc. a non-core business providing professional claims outsourcing services, automotive parts-locating and desk-auditing services to the property and casualty insurance industry. In February 2003, ADESA approved a plan to discontinue the operations of its vehicle importation business. The financial results of ComSearch and the vehicle importation business have been classified as discontinued operations. Net loss from discontinued operations for the year ended December 31, 2005 includes the operating loss of ComSearch, the loss on sale of the ComSearch business and interest on the vehicle importation business adverse judgment. Net loss from discontinued operations for the year ended December 31, 2004 includes a $6.9 million pretax charge, $4.2 million net of tax, related to the vehicle importation business adverse judgment, including the related accrued interest and legal costs, partially offset by $0.8 million in pretax income generated by ComSearch. See Note 21 in the Notes to Consolidated Financial Statements of ADESA for further description of the importation legal matter.

The following summarizes financial information for the discontinued operations (dollars in millions):

	Year ended December 31,
	2004	2005
Operating revenues	$6.1	$2.9
Loss from discontinued operations before income taxes	(6.1)	$(0.7)
Net loss from discontinued operations	(3.7)	$(0.6)

Significant Items Affecting Comparability

ADESA incurred various charges and incremental expenses in 2004 and 2005 related to its initial public offering, subsequent separation from ALLETE and subsequent restructuring of its debt that affect the comparability of its reported results of operations. The impact of these transactions on income from continuing operations is as follows (dollars in millions):

	Year ended December 31,
	2004	2005
Charges:
Transaction-related and debt prepayment expenses	$17.0	$2.9
Gain on termination of swap	—	(0.5)

	17.0	2.4
Incremental expenses:
Corporate expenses	—	3.9
Interest expense	—	7.9

	—	11.8
Tax benefit of above items	(6.7)	(5.5)

Decrease to income from continuing operations	$10.3	$8.7

In the third quarter of 2005, ADESA recorded a charge for the write-off of certain unamortized debt issuance costs associated with ADESA’s June 2004 credit facility and certain expenses related to the amended and restated credit facility. In addition, an interest rate swap agreement related to the former Term Loan B facility was terminated in the third quarter of 2005. Debt prepayment expenses in 2004 consisted of an early termination penalty related to the prepayment of ADESA’s senior notes and write-off of related unamortized debt issuance costs. The transaction-related expenses in 2004 consisted primarily of legal and professional fees associated with ADESA’s initial public offering and separation from ALLETE.

Incremental corporate expenses were incurred in the first half of 2005 and consisted of salaries, benefits and other expenses due to the addition of corporate level personnel, professional fees, incremental insurance and other costs necessary to support an independent public company, while incremental interest expense incurred in the first half of 2005 is the result of ADESA’s recapitalization and transition to an independent public company.

Liquidity And Capital Resources

ADESA believes that the strongest indicators of liquidity for its business are cash on hand, cash flow from operations, working capital and amounts available under its credit facility.

(Dollars in millions)

	Year ended December 31,
	2005	2006
Cash and cash equivalents	$240.2	$195.7
Restricted cash	5.7	7.8
Working capital	302.0	325.2
Amounts available under credit facility	199.3	247.4
Cash flow from operations	136.5	190.9

Working Capital

A substantial amount of ADESA’s working capital is generated from the payments received for services provided. In addition, ADESA has a $350 million revolving line of credit pursuant to the amended and restated $500 million credit facility, from which $88.0 million was drawn as of December 31, 2006. There were outstanding letters of credit totaling approximately $14.6 million at December 31, 2006, which reduce the available borrowings under the credit facility. ADESA’s Canadian operations had letters of credit outstanding totaling $2.1 million at December 31, 2006, which do not impact available borrowings under the credit facility. In September 2006, ADESA’s senior credit facility was upgraded to a Ba1 rating by Moody’s.

On July 25, 2005, ADESA entered into an amended and restated $500 million credit facility, pursuant to the terms and conditions of an amended and restated credit agreement, or the 2005 ADESA Credit Agreement, with Bank of America, N.A., as administrative agent, and a syndicate of lenders. The 2005 ADESA Credit Agreement has a five-year term that expires on June 30, 2010. Under the terms of the 2005 ADESA Credit Agreement, the lenders committed to provide advances and letters of credit in an aggregate amount of up to $500 million. Subject to the terms and conditions of the 2005 ADESA Credit Agreement, ADESA may request that the lenders’ commitments under the 2005 ADESA Credit Agreement be increased (or additional lenders be added to the Credit Agreement that provide additional commitments), provided that in no event may the aggregate amount of the lenders’ commitments under the Credit Agreement at any time exceed $825 million. Borrowings under the 2005 ADESA Credit Agreement may be used to refinance certain of ADESA’s outstanding debt, to finance working capital, capital expenditures and acquisitions permitted under the 2005 ADESA Credit Agreement and for other corporate purposes.

The 2005 ADESA Credit Agreement provides for a five-year $150 million term loan and a $350 million revolving credit facility. The term loan will be repaid in 20 quarterly installments, with the final payment due on June 30, 2010. The revolving credit facility may be used for loans, and up to $25 million may be used for letters of credit. The revolving loans may be borrowed, repaid and reborrowed until June 30, 2010, at which time all amounts borrowed must be repaid.

The revolving credit facility and the term loan facility bear interest at a rate equal to LIBOR plus a margin ranging from 87.5 basis points to 150 basis points depending on ADESA’s total leverage ratio. As of December 31, 2006, ADESA’s margin based on its leverage ratio was 100 basis points.

The Credit Agreement contains certain restrictive loan covenants, including, among others, financial covenants requiring a maximum total leverage ratio, a minimum interest coverage ratio, and a minimum fixed charge coverage ratio and covenants limiting ADESA’s ability to incur indebtedness, grant liens, make acquisitions, be acquired, dispose of assets, pay dividends, repurchase stock, make capital expenditures and make investments. EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude after-tax (a) gains or losses from asset sales; (b) temporary gains or losses on currency; (c) certain non-recurring gains and losses; (d) stock option expense; and (e) certain other noncash amounts included in the determination of net income, is utilized in the calculation of the financial ratios contained in the covenants. In addition, the senior subordinated notes contain certain financial and operational restrictions on paying dividends and other distributions, making certain acquisitions or investments and incurring indebtedness, and selling assets. These financial covenants affect ADESA’s operating flexibility by, among other things, restricting its ability to incur expenses and indebtedness that could be used to grow the business, as well as to fund general corporate purposes. At December 31, 2006, ADESA was in compliance with the covenants contained in the credit facility.

The majority of ADESA’s working capital needs are short-term in nature, usually less than a week in duration. Due to the decentralized nature of the business, payments for services are received at each auction and loan production office and are deposited locally. Most of the financial institutions place a temporary hold on the availability of the funds deposited that can range anywhere from one to three business days, resulting in cash in ADESA’s accounts and on its balance sheet that is unavailable for use until it is made available by the various financial institutions. Over the years, ADESA has increased the amount of funds that are available for immediate use and is actively working on initiatives that will continue to decrease the time between the deposit of and the availability of funds received from customers. There are outstanding checks (book overdrafts) to sellers and vendors included in current liabilities. Because the majority of these outstanding checks for operations in the U.S. are drawn upon bank accounts at financial institutions other than the financial institutions that hold the unavailable cash, ADESA cannot offset the cash and the outstanding checks on its balance sheet.

AFC offers short-term inventory-secured financing, also known as floorplan financing, to used vehicle dealers. Financing is primarily provided for terms of 30 to 60 days. AFC principally generates its funding through the sale of its U.S. dollar denominated receivables. For further discussion of AFC’s securitization arrangements, see “Off-Balance Sheet Arrangements.”

On December 31, 2006, $105.0 million was outstanding on the term loan and $88 million was outstanding on the revolving credit facility. ADESA believes its sources of liquidity from its cash and cash equivalents on hand, working capital, cash provided by operating activities, and availability under its credit facility are sufficient to meet its short and long-term operating needs for the foreseeable future. In addition, ADESA believes the previously mentioned sources of liquidity will be sufficient to fund ADESA’s capital requirements and debt service payments for the next five years.

Summary of Cash Flows

ADESA’s cash flow initiatives include growing its vehicle auction and dealer financing businesses both internally by expanding facilities, services and operations, and externally through acquisitions.

(Dollars in millions)

	Year Ended December 31,
	2005	2006	Change
Net cash provided by (used for):
Operating activities	$136.5	$190.9	$54.4
Investing activities	(79.9)	(127.7)	(47.8)
Financing activities	(121.5)	(107.8)	13.7
Effect of exchange rate on cash	0.6	0.1	(0.5)

Net increase (decrease) in cash and cash equivalents	$(64.3)	$(44.5)	$19.8

Cash flow from operating activities was $190.9 million for the year ended December 31, 2006, compared with $136.5 million for the same period in 2005. Operating cash flow was favorably impacted by higher earnings net of non-cash charges, primarily related to depreciation, stock-based compensation and the aircraft charge, as well as lower levels of cash used for working capital.

On an annual basis, ADESA’s auctions and loan production offices handle over $20 billion of sales proceeds and revenues. As part of the fees earned for the services ADESA provides relative to the sale of each vehicle at auction, ADESA assumes the risk associated with collecting the gross sales proceeds from buyers and likewise assumes responsibility for distributing to sellers the net sales proceeds of vehicles. The fees for each vehicle are collected by adding the buyer-related fees to the gross sales proceeds due from the buyer and deducting the seller-related fees from the gross sales proceeds prior to distributing the net sales proceeds to the seller. The amount ADESA reports as revenue for each vehicle only represents the fees associated with ADESA’s services and does not include the gross sales price of the consigned vehicle. As a result, the accounts receivable from buyers are much larger on a per vehicle basis than the combined seller and buyer-related fees associated with each transaction. While ADESA’s revenues primarily include the fees earned for the services provided, ADESA’s working capital cash flows include the full purchase price of the vehicles along with the fees earned by ADESA.

Net cash used for investing activities was $127.7 million for the year ended December 31, 2006, compared with net cash used by investing activities of $79.9 million for the year ended December 31, 2005. This change was primarily the result of cash investments totaling $12.6 million in Finance Express LLC, an increase in cash used for acquisitions of $26.7 million and a larger increase in finance receivables held for investment of $24.1 million. The increase in cash used by investing activities was partially offset by a decrease in capital expenditures of $18.2 million. For a discussion of ADESA’s capital expenditures, see “Capital Expenditures” below. There were no significant investing cash flows related to discontinued operations in the periods presented.

Net cash used by financing activities was $107.8 million for the year ended December 31, 2006, compared with cash used by financing activities of $121.5 million for the same period in 2005. In 2006 the primary drivers for the net cash used for financing activities can be attributed to debt payments of $80.0 million (including a $50.0 million discretionary payment) and dividend payments of $27.0 million. The primary driver for the change over 2005 is a decline in the cash used for the repurchase of common stock of $43.5 million (a share repurchase program was in effect during the first half of 2005) and the change in book overdrafts which fluctuated $33.5 million. There were no significant financing cash flows related to discontinued operations in the periods presented.

Capital Expenditures

Capital expenditures (excluding acquisitions and other investments) for the years ended December 31, 2006 and 2005 totaled $37.1 million and $55.3 million, respectively, and were funded primarily from internally generated funds. ADESA continues to invest in its core information technology capabilities and capacity expansion. Expenditures are primarily attributable to ongoing information system maintenance, upkeep and improvements at existing vehicle auction facilities, improvements in information technology systems and infrastructure, and expansion and relocation of existing auction sites that are at capacity. Future capital expenditures could vary substantially based on capital project timing and the initiation of new information systems projects to support ADESA’s strategic initiatives.

Acquisitions

In February 2006, ADESA completed the purchase of certain assets of the N.E. Penn Salvage Company, an independently owned salvage auction in northeast Pennsylvania. The purchased assets included the accounts receivable, operating equipment and customer relationships related to the auction. In addition, ADESA entered into operating lease obligations related to the facility through 2016. Initial annual lease payments for the facilities total approximately $0.1 million per year. ADESA did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in ADESA’s consolidated financial statements since the date of acquisition.

In March 2006, ADESA completed the acquisition of certain assets of Auction Broadcasting Company’s South Tampa used vehicle auction serving western and central Florida. ADESA has renamed the auction ADESA Sarasota. The assets purchased included land and buildings, the related operating equipment, accounts receivable and customer relationships related to the auction. The auction is comprised of approximately 63 acres and includes six auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. ADESA did not assume any material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in ADESA’s consolidated financial statements since the date of acquisition.

In September 2006, ADESA acquired three independent salvage auctions in the state of Texas, providing ADESA a presence in the second largest salvage market in the U.S. The auctions have been renamed ADESA Impact San Antonio, ADESA Impact Houston and ADESA Impact Dallas/Ft. Worth. The assets purchased included operating equipment, accounts receivable and customer relationships related to the auctions. In addition, ADESA entered into operating lease obligations related to the facilities through 2011. Initial annual lease payments for the facilities total approximately $1.2 million per year. ADESA did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for these acquisitions have been included in ADESA’s consolidated financial statements since the date of acquisition.

ADESA acquired the five previously mentioned auctions for a total cost of $54.5 million, in cash. The purchase price of the acquisitions was allocated to the acquired assets based upon fair market values, including $12.9 million to other intangible assets, representing the fair value of acquired customer relationships and non-compete agreements, which will be amortized over their expected useful lives of 3 to 15 years. The purchase price allocations resulted in aggregate goodwill of $23.3 million. The goodwill was assigned to the Auction Services Group reporting segment and is expected to be fully deductible for tax purposes. Pro forma financial results reflecting the acquisitions were not materially different from those reported.

ADESA’s 2005 purchase of certain assets of the “Ohio Connection,” a group of four independently owned salvage auctions, included contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. ADESA made contingent payments in 2006 totaling approximately $1.3 million pursuant to these agreements which resulted in additional goodwill.

Other Investment

During 2006, AFC acquired a 15 percent interest in Finance Express LLC for $12.6 million in cash. Finance Express is a web-based company specializing in software to facilitate the origination of motor vehicle retail installment loan contracts between independent used vehicle dealers and lending institutions. In addition, ADESA also receives certain fees from Finance Express for assistance in marketing its software product and services to independent used vehicle dealers. ADESA evaluated its investment in Finance Express pursuant to FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. ADESA is currently not the primary beneficiary of the VIE and its risk of loss is limited, in all material respects, to its investment in Finance Express. Finance Express is a LLC that maintains specific capital accounts for each member.

Therefore, ADESA uses the equity method of accounting for this investment in accordance with the guidance in Emerging Issues Task Force 03-16, Accounting for Investments in Limited Liability Companies, Statement of Position 78-9, Accounting for Investments in Real Estate Ventures, and SAB Topic D-46, Accounting for Limited Partnership Investments. ADESA’s share of Finance Express’ earnings or losses is recorded in “Other income, net” in the Consolidated Statements of Income, and was not material for the year ended December 31, 2006.

Dividends

ADESA has historically paid a regular quarterly dividend to holders of its common stock. ADESA paid a quarterly dividend of $0.075 per common share in 2006 and 2005 ($0.30 per common share per year in total). As a condition to the definitive merger agreement between ADESA and a group of private equity funds entered into on December 22, 2006, ADESA agreed not to pay any dividends to holders of its common stock after the announcement of the Transactions.

Off-Balance Sheet Arrangements

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary established for the purpose of purchasing AFC’s finance receivables. Effective March 31, 2006, AFC and AFC Funding Corporation amended their securitization agreement to extend the expiration date of the agreement from June 30, 2008 to April 30, 2009. This agreement is subject to annual renewal of short-term liquidity by the liquidity providers and allows for the revolving sale by AFC Funding Corporation to a bank conduit facility of up to a maximum of $600 million in undivided interests in certain eligible finance receivables subject to committed liquidity. AFC Funding Corporation had committed liquidity of $550 million and $425 million at December 31, 2006 and December 31, 2005, respectively. On February 12, 2007, committed liquidity was increased to $600 million. Receivables that AFC Funding sells to the bank conduit facility qualify for sales accounting for financial reporting purposes pursuant to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and as a result are not reported on ADESA’s Consolidated Balance Sheet.

At December 31, 2006, AFC managed total finance receivables of $775.9 million, of which $693.0 million had been sold without recourse to AFC Funding Corporation. At December 31, 2005, AFC managed total finance receivables of $655.7 million, of which $581.9 million had been sold without recourse to AFC Funding Corporation. Undivided interests in finance receivables were sold by AFC Funding Corporation to the bank conduit facility with recourse totaling $501.0 million and $399.8 million at December 31, 2006 and December 31, 2005, respectively. Finance receivables include $42.6 million and $51.1 million classified as held for sale and $162.7 million and $148.0 million classified as held for investment at December 31, 2006 and December 31, 2005, respectively. AFC’s allowance for losses of $2.0 million and $2.4 million at December 31, 2006 and December 31, 2005, respectively, include an estimate of losses for finance receivables. Additionally, accrued liabilities of $3.9 million and $2.9 million for the estimated losses for loans sold by the special purpose subsidiary were recorded at December 31, 2006 and December 31, 2005, respectively. These loans were sold to a bank conduit facility with recourse to the special purpose subsidiary and will come back on the balance sheet of the special purpose subsidiary at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility.

Proceeds from the revolving sale of receivables to the bank conduit facility were used to fund new loans to customers. AFC and AFC Funding Corporation must maintain certain financial covenants including, among others, limits on the amount of debt AFC can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreement also incorporates the financial covenants of ADESA’s credit facility. At December 31, 2006, ADESA was in compliance with the covenants contained in the securitization agreement.

Critical Accounting Estimates

It is important to understand ADESA’s accounting policies in order to understand its financial statements. In preparing the financial statements in accordance with generally accepted accounting principles, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates.

The ADESA management has discussed the development and selection of its critical accounting estimates with the Audit Committee of ADESA’s board of directors. In addition to the critical accounting estimates, there are other items used in the preparation of ADESA’s consolidated financial statements that require estimation, but are not deemed critical. Changes in estimates used in these and other items could have a material impact on ADESA’s financial statements.

ADESA continually evaluates the accounting policies and estimates it uses to prepare the consolidated financial statements. In cases where management estimates are used, they are based on historical experience, information from third-party professionals, and various other assumptions believed to be reasonable. The following summarizes those accounting policies that are most subject to important estimates and assumptions and are most critical to the reported results of operations and financial condition. See Note 3 in the Notes to Consolidated Financial Statements of ADESA for further description of these items and ADESA’s other accounting policies.

Uncollectible Receivables and Allowance for Credit Losses and Doubtful Accounts

ADESA maintains an allowance for credit losses and doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowances for credit losses and doubtful accounts are based on management’s evaluation of the receivables portfolio under current economic conditions, the volume of the portfolio, overall portfolio credit quality, review of specific collection matters and such other factors which, in management’s judgment, deserve recognition in estimating losses. Specific collection matters can be impacted by the outcome of negotiations, litigation and bankruptcy proceedings.

Due to the nature of the business at ADESA’s auctions, substantially all of ADESA’s trade receivables are due from vehicle dealers, salvage buyers, institutional customers and insurance companies. ADESA generally has possession of vehicles or vehicle titles collateralizing a significant portion of these receivables. At the auction sites, risk is mitigated through a pre-auction registration process that includes verification of identification, bank accounts, dealer license status, acceptable credit history, buying history at other auctions and the written acceptance of all of the auction’s policies and procedures.

AFC’s allowance for credit losses includes an estimate of losses for finance receivables currently held on the balance sheet of AFC and its subsidiaries. Additionally, an accrued liability is recorded for the estimated losses for loans sold by AFC’s subsidiary, AFC Funding Corporation. These loans were sold to a bank conduit facility with recourse to AFC Funding Corporation and will come back on the balance sheet of AFC Funding Corporation at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility. AFC controls credit risk through credit approvals, credit limits, underwriting and collateral management monitoring procedures, which includes holding vehicle titles where permitted.

A 10 percent increase in the allowance for credit losses and doubtful accounts and the accrued liability for loans sold to the bank conduit facility would result in an increase in the provision for credit losses of $0.7 million and a $0.4 million reduction in securitization income and an aggregate decrease in earnings of $0.7 million. See “Liquidity and Capital Resources,” “Off-balance Sheet Arrangements” and Note 9 in Notes to Consolidated Financial Statements of ADESA for further discussion.

Impairment of Goodwill and Long-Lived Assets

In accordance with SFAS 142, Goodwill and Other Intangible Assets, ADESA assesses goodwill for impairment at least annually and whenever events or circumstances indicate that the carrying amount of the goodwill may not be recoverable. Important factors that could trigger an impairment review include significant under-performance relative to historical or projected future operating results; significant negative industry or economic trends; significant decline in ADESA’s stock price for a sustained period; and ADESA’s market valuation relative to its book value. In assessing the recoverability of goodwill, ADESA must make assumptions regarding estimated future cash flows and earnings, changes in ADESA’s business strategy and economic conditions affecting market valuations related to the fair values of ADESA’s three reporting units (which consist of ADESA’s three operating segments: used vehicle auctions, Impact salvage auctions and AFC) which are aggregated into its two reportable business segments, Auction Services Group and Dealer Services Group. If the fair value of a reporting unit is determined to be less than the carrying amount, an impairment charge would be recorded in the period identified. In response to changes in industry and market conditions, ADESA may be required to strategically realign its resources and consider restructuring, disposing of or otherwise exiting businesses, which could result in an impairment of goodwill. As of December 31, 2006, ADESA had $557.8 million in goodwill that will be subject to future impairment tests. ADESA completed its annual goodwill impairment testing in the second quarter of 2006 and management concluded there was no resulting impairment. No significant changes in events or circumstances have occurred that would indicate the carrying amount of ADESA’s goodwill has been impaired since the test was completed.

ADESA reviews long-lived assets for possible impairment whenever circumstances indicate that their carrying amount may not be recoverable. If it is determined that the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, ADESA would recognize a loss to the extent that the carrying amount exceeds the fair value of the asset. Management judgment is involved in both deciding if testing for recovery is necessary and in estimating undiscounted cash flows. ADESA’s impairment analysis is based on the current business strategy, expected growth rates and estimated future economic conditions. No material adjustments were made to the carrying value of long-lived assets in 2006, 2005 or 2004. See Note 3 in the Notes to Consolidated Financial Statements of ADESA for further discussion.

Self-Insurance Programs

ADESA self-insures a portion of employee medical benefits under the terms of its employee health insurance program, as well as a portion of its automobile, general liability and workers’ compensation claims. ADESA purchases individual stop-loss insurance coverage that limits the exposure on individual claims. ADESA also purchases aggregate stop-loss insurance coverage that limits the total exposure to overall automobile, general liability and workers’ compensation claims. The cost of the stop-loss insurance is expensed over the contract periods.

ADESA records an accrual for the claims expense related to its employee medical benefits, automobile, general liability and workers’ compensation claims based upon the expected amount of all such claims. Trends in healthcare costs could have a significant impact on anticipated claims. If actual claims are higher than anticipated, ADESA’s accrual might be insufficient to cover the claims costs, which would have an adverse impact on the operating results in that period.

Legal Proceedings and Other Loss Contingencies

ADESA is subject to the possibility of various legal proceedings and other loss contingencies, many involving litigation incidental to the business and a variety of environmental laws and regulations. Litigation and other loss contingencies are subject to inherent uncertainties and the outcomes of such matters are often very difficult to predict and generally are resolved over long periods of time. ADESA considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. Estimating probable losses requires the analysis of multiple possible outcomes that often are dependent on the judgment about potential actions by third parties. Contingencies are recorded in ADESA’s consolidated financial statements, or otherwise disclosed, in accordance with SFAS 5, Accounting for Contingencies. ADESA accrues for an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on ADESA’s operating results in that period. Legal fees are expensed as incurred. See Note 21 in the Notes to ADESA’s Consolidated Financial Statements for further discussion.

Income Taxes

All income tax amounts reflect the use of the liability method. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

ADESA operates in multiple tax jurisdictions with different tax rates and must determine the appropriate allocation of income to each of these jurisdictions. In the normal course of business, ADESA will undergo scheduled reviews by taxing authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax reviews often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

ADESA records its tax provision based on existing laws, experience with previous settlement agreements, the status of current IRS (or other taxing authority) examinations and management’s understanding of how the tax authorities view certain relevant industry and commercial matters. Although ADESA has recorded all probable income tax liabilities in accordance with SFAS 5 and SFAS 109, Accounting for Income Taxes, these accruals represent accounting estimates that are subject to inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. ADESA establishes reserves when ADESA believes that certain positions may not prevail if challenged by a taxing authority. ADESA adjusts these reserves in light of changing facts and circumstances. See Note 3 in the Notes to ADESA’s Consolidated Financial Statements for further discussion.

Adoption of SFAS 123(R), Share-Based Payment

Prior to 2006, ADESA applied the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, to account for stock-based awards. Under the intrinsic value method, no compensation cost is recognized if the exercise price of ADESA’s stock options was equal to or greater than the market price of the underlying stock on the date of grant. Accordingly, ADESA did not recognize compensation expense for employee stock options that were granted in prior years. However, compensation expense was recognized on other forms of stock-based awards, including restricted stock units and performance based stock awards. SFAS 123(R), Share-Based Payment, replaces SFAS 123 and supersedes APB 25. The statement requires that all stock-based compensation be recognized as expense in the financial statements and that such cost be measured at the fair value of the award at the grant date. On January 1, 2006, ADESA adopted the provisions of SFAS 123(R) using the modified prospective application method, and therefore was not required to restate its financial results for prior periods. Under this transition method, as of January 1, 2006, ADESA began to apply the provisions of this statement to new and modified awards, as well as to the nonvested portion of awards granted and outstanding at the time of adoption using the fair value amounts determined for pro forma disclosure under SFAS 123.

ADESA’s stock-based compensation awards, including both stock options and restricted stock units, have a retirement eligible provision, whereby awards granted to employees who have reached the retirement eligible age and meet certain service requirements with either ADESA and/or its former parent, ALLETE, automatically vest when an eligible employee retires from ADESA. ADESA has previously accounted for this type of arrangement by recognizing compensation cost (for both pro forma and recognition purposes) over the nominal vesting period (i.e. over the full stated vesting period of the award) and, if the employee retired before the end of the vesting period, by recognizing any remaining unrecognized compensation cost at the date of retirement. Following adoption of SFAS 123(R), new awards are subject to the non-substantive vesting period approach, which specifies that an award is vested when the employee’s retention of the award is no longer contingent on providing subsequent service. Recognizing that many companies followed the nominal vesting period, the SEC issued guidance for transitioning to the non-substantive vesting period approach. ADESA has revised its approach to apply the non-substantive vesting period approach to all new grants after adoption, but continues to follow the nominal vesting period approach for the remaining portion of unvested outstanding awards. An additional requirement of SFAS 123(R) is that estimated forfeitures be considered in determining compensation expense. As previously permitted, ADESA recorded forfeitures when they occurred. Estimating forfeitures did not have a material impact on the determination of compensation expense.

On March 9, 2005, the board of directors of ADESA, or the board, accelerated the vesting of certain unvested and “out-of-the-money” stock options previously awarded to employees and officers that have an exercise price of $24 per share. The awards accelerated were made under the ADESA, Inc. 2004 Equity and Incentive Plan in conjunction with ADESA’s initial public offering in June 2004, or the 2004 IPO. As a result, options to purchase approximately 2.9 million shares of ADESA’s common stock became exercisable immediately and ADESA disclosed incremental pro forma stock-based employee compensation expense of approximately $7.7 million, net of tax, in the first quarter 2005. The options awarded in conjunction with the 2004 IPO to ADESA’s named executive officers and the majority of the other officers would have vested in equal increments at June 15, 2005, 2006 and 2007. The options awarded to certain other executive officers and employees had different vesting terms. One-third of the options awarded to the other executive officers and employees vested on December 31, 2004. The remaining two-thirds of the options awarded to these executive officers and other employees in conjunction with the 2004 IPO would have vested in equal increments at December 31, 2005 and 2006. All of these options expire in June 2010. All other terms and conditions applicable to the outstanding stock option grants remain in effect.

ADESA and its board considered several factors in determining to accelerate the vesting of these options. Primarily, the acceleration enhances the comparability of ADESA’s 2005 financial statements with those of 2006 and subsequent periods. The options awarded to the executive officers were special, one-time grants in conjunction with the 2004 IPO. As such, these grants are not indicative of past grants when ADESA was a subsidiary of ALLETE prior to June 2004 and are not representative of ADESA’s expected future grants. ADESA and board also believe that the acceleration was in the best interest of the stockholders as it reduces ADESA’s reported stock option expense in future periods and mitigates the impact of SFAS 123(R).

As a result of adopting SFAS 123(R) on January 1, 2006, income from continuing operations before income taxes and net income for the year ended December 31, 2006, were $2.3 million and $1.4 million lower, respectively, than if ADESA had continued to account for share-based awards under APB Opinion No. 25. Basic and diluted earnings per share from continuing operations were both $0.02 lower for the year ended December 31, 2006 as a result of the adoption of SFAS 123(R).

Prior to the adoption of SFAS 123(R), tax benefits of deductions resulting from the exercise of stock options were presented as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123(R) requires cash flows resulting from tax deductions from the exercise of stock options in excess of recognized compensation cost from the exercise of stock options (excess tax benefits) to be classified as financing cash flows. This change in classification did not have a significant impact on the Consolidated Statement of Cash Flows in the current period as the excess tax benefits recognized for the year ended December 31, 2006 were approximately $0.5 million.

Prior to the adoption of SFAS 123(R), ADESA applied the disclosure-only provisions of SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which permitted companies to apply the existing accounting rules under APB Opinion No. 25 and related interpretations. Generally, if the exercise price of options granted under the plan was equal to the market price of the underlying common stock on the grant date, no share-based compensation cost was recognized in net income. As required by SFAS 148, prior to the adoption of SFAS

123(R), pro forma net income and pro forma net income per common share were disclosed for stock-based awards, as if the fair value recognition provisions of SFAS 123 had been applied.

See Note 6 “Stock Plans” of Notes to Consolidated Financial Statements of ADESA for further details.

Insurance Auto Auctions, Inc.

For the Fiscal Years Ended 2004, 2005 and 2006

Overview

IAAI provides insurance companies and other vehicle suppliers cost-effective salvage processing solutions, principally on a consignment basis. The consignment method includes both a percentage of sale and fixed fee basis. Under the percentage of sale and fixed fee consignment methods, the vehicle is not owned by IAAI and only the fees associated with processing the vehicle are recorded as revenue. The percentage of sale consignment method offers potentially increased profits over fixed fee consignment by providing incentives to both IAAI and the salvage provider to invest in vehicle enhancements, thereby maximizing vehicle selling prices. The proceeds from the sale of the vehicle itself are not included in revenue. IAAI also, on a very limited basis, sometimes acquires vehicles via purchase. Under the purchase method, the vehicle is owned by IAAI, and the proceeds from the sale of the vehicle are recorded as revenue. IAAI’s operating results are subject to fluctuations, including quarterly fluctuations, that can result from a number of factors, some of which are more significant for sales under the purchase method.

IAAI’s fiscal year 2006 consisted of 53 weeks and ended on December 31, 2006. IAAI’s fiscal years 2005, 2004, 2003 and 2002 each consisted of 52 weeks and ended on December 25, 2005, December 26, 2004, December 28, 2003 and December 29, 2002, respectively.

Significant Items Affecting Comparability

The 2005 Acquisition resulted in a new basis of accounting under SFAS 141. This change creates many differences between reporting for IAAI post-merger, as successor, and IAAI pre-merger, as predecessor. The predecessor financial data for periods ending on or prior to May 25, 2005, generally will not be comparable to the successor financial data for periods after that date. The 2005 Acquisition resulted in IAAI having an entirely new capital structure, which results in significant differences between predecessor and successor in the equity sections of the financial statements. In addition, the successor incurred debt issuance costs and $265.0 million of debt in connection with the 2005 Acquisition. As a result, interest expense and debt will not be comparable between the predecessor and the successor. IAAI has made certain adjustments to increase or decrease the carrying amount of assets and liabilities to their fair values as of the 2005 Acquisition date which, in a number of instances, have resulted in changes to amortization and depreciation expense amounts. The successor and predecessor results during 2005 have been combined for purposes of comparison with prior periods in the “Results of Operations” section below.

Acquisitions and New Operations

Since 1991, IAAI has grown through a series of acquisitions and opening of new sites and as of March 1, 2007, IAAI had a total of 99 sites. In 2006, IAAI acquired branches in Erie, Pennsylvania; Indianapolis and South Bend, Indiana; Cincinnati, Cleveland, Columbus, Dayton and Lima, Ohio; Ashland, Kentucky; Buckhannon, West Virginia; Missoula, Montana; Des Moines, Cedar Falls and Sioux City, Iowa; and Cicero, New York. The impact of the 2006 acquisitions on revenues is an additional $11.9 million for the three months ended December 31, 2006 and $23.9 million for the year ended December 31, 2006.

Results of Operations

The following table sets forth IAAI’s results of operations for the year ended December 31, 2006 and the year ended December 25, 2005. The results for the year ended December 25, 2005 set forth the combined successor and predecessor revenues, cost of sales, operating expense, other (income) expense and income taxes for that year.

	Fiscal year ended December 25, 2005	Fiscal year ended December 31, 2006
	(dollars in thousands)
Revenues:
Fee income	$240,129	$281,833
Vehicle sales	40,726	50,117

	280,855	331,950

Cost of sales:
Branch cost	175,229	211,098
Vehicle cost	34,618	43,820

	209,847	254,918

Gross margin	71,008	77,032

Operating expense:
Selling, general and administrative	40,452	50,913
Loss (gain) on sale of property and equipment	(699)	9
Loss related to flood	—	3,529
Merger costs	20,762	—

	60,515	54,451

Earnings from operations	10,493	22,581
Other (income) expense:
Interest expense	15,588	30,596
Loss on early extinguishment of debt	—	1,300
Other income	(2,788)	(460)

Loss before taxes	(2,307)	(8,855)
Income taxes	3,567	(1,676)

Net loss	$(5,874)	$(7,179)

Year Ended December 31, 2006 Compared to the Year Ended December 25, 2005

Revenues increased 18.2% to $332.0 million for the year ended December 31, 2006, from $280.9 million in 2005. The increase in revenues was primarily due to a higher volume of vehicles sold and a higher average selling price for vehicles sold at auction. Vehicle sales increased 23.0% to $50.1 million for the year ended December 31, 2006 from $40.7 million in 2005. Vehicles sold under the purchase method accounted for approximately 5% of vehicles sold in each of 2006 and 2005. Fee income for 2006 increased 17.4% to $281.8 million versus $240.1 million in 2005 due to more favorable pricing and an increase in vehicles sold.

Cost of sales increased 21.5% to $254.9 million for the year ended December 31, 2006, versus $209.8 million for last year. Vehicle cost of $43.8 million in 2006 increased from $34.6 million in 2005. This increase is primarily related to an increase in the number of vehicles sold under the purchase method. Branch cost of $211.1 million, which includes depreciation, in 2006 increased from $175.2 million in 2005. Branch cost includes tow, office and yard labor, occupancy, depreciation and other costs inherent in operating the branch. New branches opened in 2006 account for approximately $14.6 million of additional branch costs, including those located in Louisiana and Mississippi to support hurricane Katrina efforts. Excluding the impact of new branches, branch costs increased to $180.3 million in 2006 from $164.7 million in 2005 primarily due to increased volumes and increases in towing, occupancy costs, performance-based bonus and auction and yard related expenses.

Gross margin of $77.0 million for the year ended December 31, 2006 increased $6.0 million, or 8.6%, from $71.0 million for 2005. The increase is primarily related to more favorable pricing and an increase in the number of vehicles sold. Gross profit margins, as a percent of revenue, decreased to 23.2% from 25.3% in the prior year. The decrease in gross margin as a percent of revenue reflects increased tow costs per unit sold in 2006 as compared to 2005 and lower margins experienced in branches acquired in 2006.

Selling, general and administrative expense of $50.9 million in 2006 was $10.4 million more than the expense of $40.5 million in 2005. This increase is related to the amortization of intangible assets, such as supplier relationships, trade names and software, arising from the merger, non-recurring costs related to branches acquired in 2006 and increased professional fees for legal and accounting services. Amortization of intangible assets amounted to $9.8 million in 2006 and $5.3 million in 2005. The non-recurring acquisition costs of $2.6 million include retention payments made to employees of businesses acquired, consulting payments made to former owners of businesses acquired and travel and other incremental costs incurred in the integration of business acquired into the IAAI’s operations.

Gain on sale of property of $0.7 million in 2005 was primarily the result of one of IAAI’s properties in Houston, Texas. There were no significant gains or losses on sale of property in 2006.

Interest expense of $30.6 million for the year ended December 31, 2006 increased $15.0 million from $15.6 million for 2005. This increase was primarily attributable to interest incurred on the $150.0 million of 11% Senior Notes due 2013 and borrowings on the IAAI’s senior credit facility for a full year in 2006 compared to only 7 months in 2005. During 2006, IAAI increased the amount available on the senior credit facility from $115.0 million to $195.0 million. Of this amount, $50.0 million is a revolving credit facility which had no amounts outstanding in 2006 or 2005.

Merger costs in 2005 of $20.8 million are primarily related to $9.0 million in legal and advisory fees, $5.0 million in management fees, $4.1 million in change of control payments, $0.8 million in insurance costs and $1.9 million net interest on bond indebtedness incurred in connection with the merger transaction.

Other income of $0.4 million for the year ended December 31, 2006 decreased $2.4 million from $2.8 million in 2005. The decrease is primarily attributable to the settlement recorded in 2005 related to the February 16, 2000 crash of an Emery DC-8 aircraft onto IAAI’s Rancho Cordova, California facility.

Income tax benefit for the year 2006 was $1.7 million, a decrease of $5.3 million from the income tax expense of $3.6 million for 2005. Income tax expense decreased due to lower 2006 earnings. IAAI’s effective tax rates for the years 2006 and 2005 were 18.9% and (155)%, respectively. IAAI expects that its effective tax rate in 2007 will be approximately 40%.

IAAI’s net loss for the year 2006 was $7.2 million, a decrease of $1.3 million from IAAI’s net loss of $5.9 million for the fiscal year 2005.

Year Ended December 25, 2005 Compared to the Year Ended December 26, 2004

Revenues increased 17% to $280.9 million for the year ended December 25, 2005, from $240.2 million in 2004. The increase in revenues was primarily due to a higher volume of vehicles sold and a higher average selling price for vehicles sold at auction. Vehicle sales increased 30% to $40.7 million for the year ended December 25, 2005 from $31.4 million in 2004. Vehicles sold under the purchase method accounted for approximately 4% of vehicles sold in each of 2005 and 2004. Fee income for 2005 increased 15% to $240.2 million versus $208.7 million in 2004 due to more favorable pricing and an increase in vehicles sold.

Cost of sales increased 14% to $209.8 million for the year ended December 25, 2005, versus $184.0 million for 2004. Vehicle cost of $34.6 million increased $7.9 million in 2005 from $26.7 million in 2004. This increase is primarily related to an increase in the number of vehicles sold under the purchase method. Branch cost of $175.2 million, which includes depreciation, increased $17.9 million in 2005 from $157.3 million in 2004. Branch cost includes tow, office and yard labor, occupancy, depreciation and other costs inherent in operating the branch. New branches opened in 2005 account for approximately $2.6 million of additional branch costs, including those located in Louisiana and Mississippi to support hurricane Katrina efforts. Excluding the impact of new branches, branch costs increased $15.3 million primarily due to increased volumes and increases in towing, occupancy costs, performance-based bonus and auction and yard related expenses.

Gross profit of $71.0 million for the year ended December 25, 2005 increased $14.8 million, or 26%, from $56.2 million for 2004. The increase is primarily related to more favorable pricing and an increase in the number of vehicles sold. Gross profit margins, as a percent of revenue, increased to 25.3% from 23.4% in the prior year.

Selling, general and administrative expense of $40.5 million in 2005 was $5.5 million more than the expense of $35.0 million in 2004. This increase is primarily related to the amortization of intangible assets, such as supplier relationships, trade names and software, arising from the 2005 Acquisition. Amortization of intangible assets amounted to $5.2 million in 2005 and $0.6 million in 2004.

Gain on sale of property and equipment increased to $0.7 million in 2005 from a loss of $0.3 million in 2004. The increase is due primarily to the sale of one of IAAI’s properties in Houston for $0.5 million.

Interest expense of $15.6 million for the year ended December 25, 2005 increased $14.0 million from $1.6 million for 2004. This increase was primarily attributable to interest incurred on the $150.0 million of 11% Senior Notes due 2013 and a new $115.0 million term loan with a seven year maturity. The notes and IAAI’s new senior credit facilities, including the term loan, are described in “Financial Condition and Liquidity.”

Acquisition costs in 2005 of $20.8 million are primarily related to $9.0 million in legal and advisory fees, $5.0 million in management fees, $4.1 million in change of control payments, $0.8 million in insurance costs and $1.9 million net interest on bond indebtedness incurred in connection with the 2005 Acquisition transaction.

Other income of $2.8 million for the year ended December 25, 2005 increased $2.7 million from $0.1 million in 2004. The increase is primarily related to the $2.4 million settlement IAAI received from TN Tech related to the crash of an Emery DC-8 aircraft onto IAAI’s Rancho Cordova, California facility on February 16, 2000.

Income tax expense for the year 2005 was $3.6 million, a decrease of $3.5 million from the income tax expense of $7.1 million for 2004. Income tax expense decreased due to lower 2005 earnings. IAAI’s effective tax rates for the years 2005 and 2004 were (155)% and 37%, respectively.

IAAI’s net loss for the year 2005 was $5.9 million, a decrease of $18.2 million from its net earnings of $12.3 million for the fiscal year 2004.

Financial Condition and Liquidity

Historically, IAAI has relied on cash flows from operations and revolving credit borrowings to finance its working capital requirements and capital expenditures.

Net cash provided by operating activities during 2006 was $17.0 million, a $3.0 million increase from the same period last year, primarily as a result of merger costs which were partially offset by the settlement with TN Tech of the Emery Air Freight dispute, during 2005. IAAI received an aggregate $2.0 million refund of federal income taxes, relating to 2003 and 2004, during the first nine months of 2006. The refunds resulted from the carry-back of net operating losses relating to the pre-merger period.

Net cash used in investing activities during 2006 was $107.3 million, consisting primarily of funds used to fund acquisitions made throughout the year of $91.1 million and capital expenditures of $17.5 million. These capital expenditures consisted of various branch improvements, including upgrades to existing branches, the development of new facilities, and continued enhancements to IAAI’s new information technology system.

Net cash provided by financing activities during 2006 was $78.5 million, compared to $371.5 million used during 2005. This cash provided by financing activities during 2006 primarily resulted to the amendment of IAAI’s term loan, including the addition of $81.2 million of outstanding principal. The activity during 2005 was primarily attributable to the issuance of debt related to the merger transaction.

At December 31, 2006, IAAI had current assets of $109.3 million, including $14.0 million in cash and cash equivalents, current liabilities of $59.4 million and net working capital of $49.9 million, which represented a $2.0 million decrease from December 25, 2005.

IAAI’s accounts receivable increased $9.7 million to $56.6 million as of December 31, 2006, from $46.9 million as of December 25, 2005. Accounts receivable consists of balances due from IAAI’s salvage providers for auction space and related buyer fees, advance charges paid by us on their behalf and other service fees. The advance charges typically include storage and tow fees incurred at a temporary storage or repair shop prior to IAAI’s moving vehicles to one of IAAI’s facilities.

Inventory decreased $0.4 million to $19.2 million as of December 31, 2006, from $19.6 million as of December 25, 2005. Inventory consists of capitalized tow charges on vehicles on hand and the cost of purchased vehicles once title is received. Inventory increased due to increased inventory costs on a per unit basis and the number of vehicles in inventory under the purchase agreement method.

IAAI’s amended senior credit facilities are comprised of a $50 million revolving credit facility maturing in 2011 and a $195 million term loan facility maturing in 2012. The revolver is principally used for working capital purposes, and the term loan was used to finance the merger transactions. For purposes of calculating interest, loans under the senior credit facilities are designated as Eurodollar rate loans or, in certain circumstances, base rate loans, plus applicable borrowing margins. Eurodollar loans bear interest at the rate for deposits in dollars appearing on page 3750 of the Telerate screen as of 11:00 a.m., London time, two business days prior to the beginning of the applicable interest period, plus a borrowing margin as described below. Interest on Eurodollar rate loans is payable (i) as to any Eurodollar loan having an interest period of three months or less, on the last day of such interest period, and (ii) as to any Eurodollar loan having an interest period longer than three months, each day that is three months, or a whole multiple thereof, after the first day of such interest period and the last day of such interest period. Base rate loans bear interest at (a) the greater of (i) the rate most recently announced by the Bank of New York as its “prime rate” in effect at its principal office in New York City, and (ii) the Federal Funds Effective Rate (as defined in IAAI’s senior credit agreement) plus 0.50% per annum, plus (b) a borrowing margin as described below. The margin varies from 2.25% to 2.75% on Eurodollar revolving loans and from 2.25% to 2.50% on Eurodollar term loans. The margin varies from 1.25% to 1.75% on base rate revolving loans and from 1.25% to 1.50% on base rate term loans. The amount of the margin is based on IAAI’s leverage ratio. As of December 31, 2006, the weighted average annual interest rate applicable to Eurodollar rate loans was 7.9%. During the period December 26, 2005 to December 31, 2006, the weighted average annual interest rate for the new senior credit facilities was 7.6%. A commitment fee of 0.50% on the unused portion of the senior credit facilities is payable on a quarterly basis. As of December 31, 2006, $47.6 million was available for borrowing under the senior credit facilities.

IAAI’s obligations under the senior credit facilities are guaranteed by direct and indirect significant subsidiaries of IAAI. In addition, each future significant domestic subsidiary of IAAI is required to guarantee those obligations. The senior credit facilities are secured by (1) all existing and future property and assets, real and personal, of IAAI and each guarantor, subject to certain exceptions; (2) a pledge of 100% of the stock of each of IAAI’s existing and future direct and indirect domestic subsidiaries; (3) all present and future intercompany debt of IAAI and each guarantor; and (4) all proceeds of the assets described in clauses (1), (2) and (3) above. Under the senior credit facilities, IAAI is required to meet specified restrictive financial covenants, including a maximum consolidated leverage ratio and minimum consolidated interest coverage ratio. The credit facilities also contain various other covenants that limit IAAI’s ability to, among other things:

•	incur additional indebtedness, including guarantees;

•	create, incur, assume or permit to exist liens on property or assets;

•	engage in sales, transfers and other dispositions of IAAI’s property or assets;

•	declare or pay dividends to, make distributions to, or make redemptions and repurchases from, equity holders;

•	make or commit to make capital expenditures over certain thresholds;

•	make loans and investments and enter into acquisitions and joint ventures;

•	prepay, redeem or repurchase IAAI’s debt, or amend or modify the terms of certain material debt or certain other agreements; and

•	restrict IAAI’s ability and the ability of IAAI’s subsidiaries to pay dividends and make distributions.

As of December 31, 2006, IAAI was in compliance with its covenants under the senior credit facilities.

The covenants contained within IAAI’s senior credit facilities are important to an investor’s understanding of IAAI’s financial liquidity, as a violation could cause a default and lenders could elect to declare all amounts borrowed due and payable. The coverage ratio covenants are based on Adjusted EBITDA. For purposes of the chart included below, Adjusted EBITDA is defined as net earnings (loss) plus income tax provision (benefit), interest expense (net) and depreciation and amortization with further adjustments including non-cash items, nonrecurring items, and sponsor advisory fees. While Adjusted EBITDA is neither a defined term under GAAP nor a substitute for GAAP, IAAI believes that the inclusion of Adjusted EBITDA is appropriate, as it provides additional information to demonstrate compliance with the financial covenants. See “Non-GAAP Financial Measures.” Below is a table detailing IAAI’s Adjusted EBITDA for the periods indicated (in thousands):

	Three Months Ended					Year Ended December 31, 2006
	March 26, 2006	June 25, 2006	September 24, 2006	December 31, 2006
	(dollars in thousands)
Net loss	$(504)	$(71)	$(4,261)	$(2,343)		$(7,179)
Provision (benefit) for income taxes	(314)	(94)	(1,300)	32		(1,676)
Interest expense (net)	6,329	6,619	8,128	9,060		30,136
Depreciation and amortization	4,933	5,641	6,572	6,792		23,938

EBITDA	10,444	12,095	9,139	13,541		45,219
Non-cash charges	1,051	343	576	498	(1)	2,468
Non-recurring expense	2,866	321	3,654	1,244	(2)	8,085
Advisory service fees	125	125	125	238		613

Adjusted EBITDA	$14,486	$12,884	$13,494	$15,521		$56,385

(1)	For the quarter ended December 31, 2006, the non-cash charges included $0.3 million of stock-based compensation expense and $0.2 million of rent adjustment relating to amortization of lessor funded improvements and straight-line adjustment related to leases.

(2)	For the quarter ended December 31, 2006, non-recurring expense primarily consisted of $1 .0 million in costs related to the Merger.

The scheduled quarterly amortization payments under the senior credit facilities are $0.5 million per quarter, with a balloon payment of $184.3 million due on May 19, 2012.

With respect to fiscal years ending on or about December 31, 2007, IAAI is required to make a mandatory annual prepayment of the term loan and the revolving loan in an amount equal to 75% of excess cash flow, as defined in IAAI’s senior credit agreement, when the consolidated leverage ratio is 4.0x or greater, or 50% of excess cash flow when the consolidated leverage ratio is at least 3.0x but less than 4.0x. In addition, IAAI is required to make a mandatory prepayment of the term loans with, among other things:

•	100% of the net cash proceeds of certain debt issuances, and sales and leasebacks of real property, subject to certain exceptions;

•	50% of the net cash proceeds from the issuance of additional equity interests; and

•	100% of the net cash proceeds from any property or asset sale or recovery event in an amount exceeding $2.5 million in any fiscal year, subject to certain exceptions and reinvestment requirements.

Mandatory prepayments will be applied first to the base rate term loans and then to Eurodollar term loans.

As of December 31, 2006, there were no borrowings under the revolving credit facilities. IAAI has outstanding letters of credit in the aggregate amount of $2.4 million, and $194.6 million outstanding under its term loan facility. At December 31, 2006, the interest rate on borrowings under the term loan was 7.9%.

IAAI has issued $150.0 million of notes that mature on April 1, 2013, with interest paid semi-annually every April 1 and October 1. Under the indenture governing the Notes, subject to exceptions, IAAI must meet a minimum consolidated interest coverage ratio to incur additional indebtedness. Prior to April 1, 2008, on any one or more occasions, IAAI may use the net proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 111 .00% of the principal amount, plus accrued and unpaid interest. Otherwise, the notes are not redeemable until April 1, 2009. Starting on April 1, 2009, IAAI has the option to redeem all or a portion of the notes at a redemption price equal to a percentage of the principal amount, plus accrued and unpaid interest. In the event of this kind of an optional redemption, the redemption price would be 105.50% for the 12-month period beginning April 1, 2009; 102.75% for the 12-month period beginning April 1, 2010; and 100.00% thereafter. If IAAI experiences specific kinds of changes of control, IAAI must offer to purchase the notes at a price of 101% of their principal amount, plus accrued and unpaid interest. The indenture governing the notes contains various covenants which, subject to exceptions, limit IAAI’s ability, and the ability of IAAI’s restricted subsidiaries to, among other things:

•	borrow money;

•	incur liens;

•	pay dividends or make certain other restricted payments or investments;

•	issue disqualified stock;

•	merge, consolidate or sell all or substantially all of IAAI’s or the acquirer’s assets;

•	enter into transactions with affiliates;

•	create restrictions on dividends or other payments by the restricted subsidiaries;

•	sell certain assets and use proceeds from asset sales; and

•	create guarantees of indebtedness by restricted subsidiaries.

IAAI’s credit agreement limits the 2007 capital expenditures to $22.0 million. IAAI expects that its capital expenditure level will be within the $22.0 million credit agreement limitation.

IAAI has capital leases of approximately $0.4 million, of which approximately $0.3 million is classified as short term. Other long-term liabilities include IAAI’s post-retirement benefits liability that relates to a prior acquisition.

IAAI believes that existing cash, as well as cash generated from operations, together with available borrowings under IAAI’s new senior credit facilities, will be sufficient to fund capital expenditures and provide adequate working capital for operations for the next 12 months.

The obligations of IAAI under the Notes and the credit facilities are guaranteed by IAAI’s wholly owned subsidiaries. The guarantees are full, unconditional, and joint and several.

Critical Accounting Policies

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosures. IAAI bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. As such, IAAI continuously evaluates its estimates. IAAI believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Goodwill

As of December 31, 2006, IAAI had $241.3 million of net goodwill recorded in its consolidated financial statements. In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” IAAI assess goodwill for possible impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value of this asset may not be recoverable. Important factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results; significant negative industry or economic trends; significant decline in IAAI’s stock price for a sustained period; and its market capitalization relative to net book value. If IAAI determines that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, IAAI would measure any impairment based on the excess of carrying amount over fair value measured using a projected discounted cash flow model or other valuation techniques.

Deferred Income Taxes

As of December 31, 2006, IAAI had $11.3 million of current net deferred tax assets recorded. The current deferred tax assets relate to temporary differences in inventory, accrued liabilities and a federal net operating loss carryforward.

As of December 31, 2006, IAAI had $36.1 million of net deferred tax liabilities recorded. The net deferred tax liabilities relate primarily to intangible assets related to the 2005 Acquisition transactions, depreciation and state net operating losses incurred in several of the states where IAAI operates. IAAI has determined that it may not realize the full tax benefit related to certain deferred tax assets. As such, a valuation allowance to reduce the carrying value of the deferred tax assets has been recorded.

Long-Lived Assets and Certain Identifiable Intangibles

As of December 31, 2006, IAAI had $80.2 million of net property and equipment along with net intangible assets of $147.5 million. IAAI evaluates long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the asset’s carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the estimated undiscounted future cash flows change in the future, IAAI may be required to reduce the carrying amount of an asset to its fair value.

BUSINESS

Overview

We are the second largest provider of whole car auctions, the second largest provider of salvage vehicle auctions and have the largest network of automobile auction locations in North America. Our network of whole car and salvage vehicle auctions facilitates the sale of used and salvage vehicles through physical, online and hybrid auctions, which permit Internet buyers to participate in physical auctions. We earn auction fees from both vehicle buyers and sellers for completed transactions. We also generate revenues by providing our customers with value-added ancillary services, including reconditioning, inspection and certification, titling, transportation and administrative and salvage recovery services. We facilitate the transfer of ownership directly from seller to buyer and, in almost all cases, we do not take title or ownership to vehicles sold at our auctions.

We are also a leading provider of short-term inventory-secured financing, known as floorplan financing, primarily to independent used vehicle dealers. Floorplan financing typically involves the financing of dealer vehicle purchases at auction in exchange for a security interest in those vehicles. Loans are generally short-term in nature and typically repaid when the vehicle is sold by the dealer. We generate revenues from both fees and interest on these loans.

Our key competitive advantages include our leading North American market positions, broad distribution network, established relationships with a diversified customer base, comprehensive range of innovative value-added services and strong management team with significant industry experience. As of January 21, 2008, we have a network of 58 whole car auction locations, 134 salvage auction locations and 91 loan production offices in North America. Our auction locations are primarily stand-alone facilities dedicated to either whole car or salvage auctions. Eight of these locations are combination sites, which offer separate whole car and salvage auctions. We believe our extensive network and product offerings will enable us to drive revenues by leveraging relationships with North American institutional vehicle providers and over 85,000 registered buyers of used and salvage vehicles. In our whole car business, we enjoy long-term relationships with all of the major vehicle manufacturers, vehicle finance companies and rental car companies in North America, including Chrysler Motors, LLC, Ford Motor Company, General Motors Corporation, American Honda Finance Corporation, Toyota Motor Credit Corporation, AmeriCredit Financial Services, Inc., Capital One Auto Finance, Chase Auto Finance Corp., Enterprise Rent-A-Car, The Hertz Corporation, Mercedes-Benz Credit Corporation, Nissan North America, Inc., VW Credit, Inc., WFS Financial and World Omni Financial Corp. In our salvage vehicle auction business, we enjoy long-term relationships with The Allstate Corporation, American Family Insurance, American International Group, The Farmers Insurance Group of Companies, GEICO, Nationwide Financial Services, Inc, The Progressive Corporation, State Farm and USAA.

Our Business Segments

We operate as three reportable business segments: ADESA Auctions, IAAI Salvage and AFC.

ADESA Auctions

We are the second largest provider of whole car auctions and related services in North America. We serve our customer base through 58 whole car auction locations throughout North America. Our whole car auctions segment includes Whole Car Auction and Related Services, AutoVIN and ADESA Analytical Services.

Whole Car Auction and Related Services

Our whole car auction facilities are strategically located to draw professional sellers and buyers together and allow our buyers to physically inspect and compare vehicles, which we believe many customers in the industry demand. Our complementary online auction capabilities provide the convenience of viewing, comparing and bidding on vehicles remotely and the advantage of a potentially larger group of buyers.

Vehicles available at our auctions include vehicles from institutional customers such as off-lease vehicles, repossessed vehicles, rental vehicles and other program fleet vehicles that have reached a predetermined age or mileage and have been repurchased by the manufacturers, as well as vehicles from dealers turning their inventory. The number of vehicles offered for sale is the key driver of our costs incurred in the whole car auction process, and the number of vehicles sold is the key driver of the related fees generated by the redistribution process.

Suppliers of vehicles to our whole car auctions primarily include:

•	Large institutions, such as vehicle manufacturers and their captive finance arms, vehicle rental companies, financial institutions, and commercial fleets and fleet management companies

•	Independent and franchised used vehicle dealers

Buyers of vehicles at our whole car auctions primarily include:

•	Franchised used vehicle dealers

•	Independent used vehicle dealers

We currently maintain relationships with over 50,000 such registered buyers.

Our whole car auctions strive to maximize the auction sales price for the sellers of used vehicles by effectively and efficiently providing value enhancing reconditioning services, transferring the vehicles, paperwork (including certificates of title and other evidence of ownership), and funds as quickly as possible from the sellers to a large population of dealers seeking to fill their inventory for resale. Auctions are typically held at least weekly at most locations and provide real-time wholesale market prices for the used vehicle redistribution industry.

We generate revenue primarily from auction fees paid by vehicle buyers and sellers. In almost all cases, we do not take ownership or title to vehicles. Our buyer fees and dealer seller fees are typically based on a tiered structure with institutional fees increasing with the sale price of the vehicle, while institutional seller fees are typically fixed.

Our whole car auctions also provide a full range of innovative and value-added services to sellers and buyers that enable us to serve as a “one-stop shop.” Each of the services may be provided or purchased independently from the physical auction process, including:

•

Auction services, such as marketing and advertising the vehicles to be auctioned, dealer registration, storage of consigned and purchased inventory, clearing of funds, arbitration of disputes, auction vehicle registration, condition report processing, security for consigned inventory, sales results reports, pre-sale lineups and auctioning of vehicles by licensed auctioneers

•	Internet-based solutions, including online bulletin board and real-time auctions and online live auctions running simultaneously with physical auctions

•	Inbound and outbound transportation with services utilizing both internal resources and third party carriers

•	Reconditioning services, including detailing, body work, light mechanical work, glass repair, paintless dent repair (PDR), tire and key replacement and upholstery repair

•	Inspection and certification services, whereby the auction performs a physical inspection and produces a condition report as well as varying levels of diagnostic testing for purposes of certification

•	Title processing and other paperwork administration

•	Outsourcing of remarketing functions and end-of-lease term management

We add buyer fees to the gross sales price paid by buyers for each vehicle, and generally collect payment on the sale day or shortly thereafter. We generally deduct seller fees for our services from the gross sales price of each vehicle before remitting the net amount to the seller.

AutoVIN

AutoVIN provides professional field information services to the automotive industry. AutoVIN uses highly-qualified, company-employed field managers and advanced computer technology to provide services, including vehicle condition reporting, inventory verification auditing, program compliance auditing and facility inspections. Field managers are equipped with handheld computers and digital cameras to record all inspection and audit data on-site. We believe that expanded utilization of comprehensive inspections for vehicle condition reporting will significantly increase the penetration of the Internet as a method of sourcing vehicles for buying dealers. Our whole car auctions utilize this same technology to perform condition reports at our auction sites.

ADESA Analytical Services

Our team of analysts, headed by our chief economist Tom Kontos, provides value-added ADESA Analytical Services to our customers, the media and the investment community. These services include timely market analysis via the Kontos Kommentary, Pulse® and the award-winning Global Vehicle Remarketing (GVR) publication series on a monthly, semi-annual and annual basis, respectively. Through these publications, ADESA Analytical Services provides comprehensive and authoritative coverage of the used vehicle market and the vehicle remarketing industry in North America for our key clients and industry contacts.

Kontos Kommentary provides analytical observations, indexes and review of the current trends within the wholesale used vehicle market.

Pulse® provides a periodic review and outlook of economic indicators relevant to the industry. In addition, several indices of wholesale used vehicle market activity and other information are posted regularly on the ADESA Analytical Services website.

Global Vehicle Remarketing: U.S. and Canadian Markets analyzes long-term trends and issues relative to the growing $82 billion vehicle remarketing industry in the United States and Canada.

In addition, ADESA Analytical Services provides custom analysis of wholesale price trends for ADESA’s remarketing clients, including:

•	Presentations at industry conferences

•	Design, tabulation, analysis and reporting of targeted surveys

•	Peer group and market benchmarking studies

•	Analysis of the benefits of reconditioning

•	Analysis of auction promotions

•	Site selection for optimized remarketing of off-lease units

•	Portfolio analysis of auction sales

•	Computer-generated mapping and buyer analysis

•	Other customized studies

IAAI Salvage

We are the second largest provider of salvage vehicle auctions and related services in North America. We operate under the IAAI brand name and serve our customer base through 134 salvage auction locations throughout North America.

Salvage Auctions and Related Services

We facilitate the redistribution of damaged vehicles that are designated as total-losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made and older model vehicles donated to charity or sold by dealers in salvage auctions.

Our auctions provide buyers with the salvage vehicles they need to fulfill their replacement part or vehicle rebuild requirements. We earn fees for our services from both suppliers and buyers of salvage vehicles.

We process salvage vehicles primarily under two consignment methods: fixed fee and percentage of sale. Under these methods, in return for agreed upon fees, we sell vehicles on behalf of insurance companies, which continue to own the vehicles until they are sold to buyers at auction. In addition to auction fees, we generally charge fees to vehicle suppliers for various services, including towing, title processing and other administrative services. Under all methods of sale, we also charge the buyer of each vehicle fees based on a tiered structure that increase with the sale price of the vehicle and fixed fees for other services.

Auctions are typically held weekly at most locations. Vehicles are marketed at each respective auction site as well as via an online auction list that allows prospective bidders to preview vehicles prior to the actual auction event. Our online Auction Center feature provides Internet buyers with an open, competitive bidding environment that reflects the dynamics of the live salvage auction. The Auction Center includes such services as comprehensive auction lists featuring links to digital images of vehicles available for sale, an “Auto Locator” function that promotes the search for specific vehicles within the auction system and special “Flood” or other catastrophe auction notifications. Higher returns are generally driven by broader market exposure and increased competitive bidding.

Our live auction Internet bidding solution, I-bid LIVESM, operates in concert with our physical auctions and provides registered buyers with the opportunity to participate in live auctions. Through an Internet-enabled computer, the buyer bids in real time along with the live local bidders and other Internet bidders via a simple, web-based interface. I-bid LIVE provides real-time streaming audio from the live auction and images of salvage vehicles and other data. Buyers inspect and evaluate the salvage vehicle and listen to the live call of the auctioneer while the physical auction is underway.

We believe that our hybrid live/Internet auction capabilities maximize auction proceeds and returns to our customers. First, our physical auctions allow buyers to inspect and compare the vehicles, thus enabling them to make fully-informed bidding decisions. These physical auction abilities are an important part of the bidding process. Second, our Internet auction capabilities allow buyers to participate in a greater number of auctions than if physical attendance was required. Additionally, lower and more certain acquisition costs enable buyers to pay more while maintaining or improving net margins. Online inventory browsing and e-mail-based inventory alerts reduce the time required to acquire vehicles.

We obtain the majority of our supply of vehicles from insurance companies, non-profit organizations, automobile dealers and vehicle leasing and rental car companies. We enjoy long-term relationships with all of the major U.S. automobile insurance companies, many of whom have been customers for decades. In 2006, IAAI Salvage served over 300 suppliers, with no single supplier representing more than 15% of its unit sales.

We currently maintain relationships with over 41,000 registered buyers of salvage vehicles. As of January 1, 2008, no single buyer accounted for more than 5% of our unit sales. We estimate that of our vehicles sold approximately 25%–30% are rebuilt and resold, approximately 65%–70% are dismantled and approximately 5% are recycled. Vehicle buyers include the following:

•	Automotive Body Shops. Automotive body shops and garages typically purchase lightly damaged vehicles to repair for private resale.

•	Rebuilders. Rebuilders purchase vehicles that have minimal damage and can be quickly fixed or improved for resale as a means to keep experienced mechanics employed during slow periods.

•	Used Car Dealers. Used car dealers seek vehicles with little or no damage for resale on their lots.

•	Automotive Wholesalers. Automotive wholesalers most often buy recovered stolen vehicles from us and then sell them to their used car dealer customers.

•	Exporters. Exporters generally purchase either recovered theft vehicles or vehicles that are only lightly damaged, which are subsequently transported out of the country for resale.

•	Dismantlers. Dismantlers primarily purchase vehicles to obtain inventories of parts for resale or for use in repair operations.

•	Recyclers. Recyclers typically purchase vehicles for scrap.

•	Brokers. Brokers typically represent total-loss vehicle buyers who are either not able to attend the auction because of licensing restrictions or because of availability.

We also offer a comprehensive suite of services, which aims to maximize salvage returns, lower administrative costs, shorten the claims process and increase the predictability of returns to vehicle suppliers, while simultaneously expanding our ability to handle an increasing proportion of the total salvage and claims-processing function as a “one-stop shop” for insurers. Each of the services may be provided or purchased independently from the auction process, including:

•

Auction services, such as titling and re-titling of vehicles, clearing of funds, reporting sales results and pre-sale lineups to customers, paying third party storage centers for the release of vehicles and the physical auctioning of the vehicles by licensed auctioneers

•	Inbound and outbound logistics administration with actual services sometimes provided by third party carriers

•	Other services including vehicle inspections, salvage returns analyses, towing services, titling, settlement administration, drive through damage assessment centers and claims auditing

CSA Today™

The process of salvage disposition through our system begins at the first report of loss or when a stolen vehicle has been subsequently recovered. An insurance company representative consigns the vehicle to us, either by phone, facsimile or electronically through our online proprietary data management system, CSA Today™.

CSA Today™ enables insurance company suppliers to enter vehicle data electronically and then track and manage the progress of salvage vehicles in terms of both time and salvage recovery dollars. With this tool, vehicle providers have 24-hour access to their total-loss data. The information provided through this system ranges from the details associated with a specific total-loss vehicle, to comprehensive management reports for an entire claims center or geographic region. Additional features of this system include inventory management tools and a powerful new “Average Salvage Calculator” that helps customers determine the approximate salvage value of a potential total-loss vehicle. This tool is helpful to adjusters when evaluating the “repair vs. total” decision. The management tools provided by CSA Today™ enable claims personnel to monitor and manage total-loss salvage more effectively. Insurance company suppliers can also use CSA Today™ to view original garage receipts, verify ignition key availability, view settlement documents and images of the vehicles and receive updates of other current meaningful data.

National Salvage Network

We offer our vehicle suppliers a National Salvage Network that allows an insurance company supplier to consign all of its salvage vehicles to a call center. This call center enables us to distribute vehicle consignments throughout most of the United States, even in markets where we do not currently have a facility. This network is designed to minimize the administrative workload for insurance companies. In certain areas where we do not have a facility, such vehicles are distributed to our selected service partners.

Vehicle Inspection Centers

We maintain vehicle inspection centers, or VICs, at many of our facilities. A VIC is a temporary storage and inspection facility located at one of our sites that is operated by the insurance company. Some of these VIC sites are formalized through temporary license agreements with the insurance companies that supply the vehicles. VICs minimize vehicle storage charges incurred by insurance company suppliers at the temporary storage facility or repair shop and also improve service time for the policyholder.

Potential total-loss vehicles are brought directly to the VIC from the temporary storage facility or repair shop. The insurance company typically has appraisers stationed on the VIC site in order to expedite the appraisal process and minimize storage charges at outside sites. If the insurance company determines that a vehicle is a total-loss, it can easily be moved to one of our vehicle storage areas. If the vehicle is not totaled, it is promptly delivered to the insurer’s selected repair facility. We also have the ability to provide digital images as a service to our customers, electronically displaying pictures of the damaged cars to insurance adjusters in their offices.

After a totaled vehicle is received at one of our facilities, it remains in storage but cannot be auctioned until transferable title has been submitted to and processed by us. For most vehicles stored at our facilities, no storage charges accrue for a contractually specified period of time. We provide management reports to the insurance company suppliers, including an aging report of vehicles for which title documents have not been provided. In addition, we customarily offer the insurance companies’ staff training for each state’s Department of Motor Vehicles, or DMV, document processing procedures. We utilize our title services to expedite the processing of titles, thereby reducing the time in which suppliers receive their salvage proceeds, in addition to decreasing their administrative expenses. We then process the title documents in order to comply with DMV requirements for these vehicles. In all possible titling situations, we interface electronically with DMVs.

Settlement Package Express

IAAI Salvage utilizes an in-house salvage title administration product, “Settlement Package Express”. By providing our customers with this product, we are able to streamline the title procurement process for their vehicles, thereby reducing processing cycle times while potentially eliminating salvage pool storage fees.

Automated Salvage Auction Processing

We have developed a proprietary web-based information system, Automated Salvage Auction Processing system, or ASAP, to streamline all aspects of our operations and centralize operational data collection. ASAP provides salvage vehicle suppliers with 24-hour online access to powerful tools to manage the salvage disposition process, including inventory management, salvage returns analysis and electronic data interchange of titling information. Additionally, ASAP supports buyer services such as Internet-based searchable parts inventories, transportation cost estimators, third-party appraisal requests and real-time bidding.

Significantly, our other information systems, including our I-Bid LIVE and CSA Today™ systems, are integrated with our ASAP product, facilitating seamless auction processes and information flow with internal operational systems. Our technology platform is a significant competitive advantage that allows us to efficiently manage our business, improve customer returns, shorten customers’ claims processing cycle and lower our customers’ claims administration costs.

AFC

We are a leading provider of floorplan financing to independent used vehicle dealers. We provide, directly or indirectly through an intermediary, short-term inventory-secured financing, known as floorplan financing, to independent used vehicle dealers through 91 loan production offices throughout North America. In 2006, AFC arranged approximately 1.2 million loan transactions. We sell the majority of our U.S. denominated finance receivables without recourse to a wholly owned bankruptcy remote special purpose entity, which sells an undivided participation interest in such finance receivables to a bank conduit facility on a revolving basis.

Floorplan financing supports independent used vehicle dealers in North America which purchase vehicles from our auctions, independent auctions, auctions affiliated with other auction networks and non-auction purchases. In 2006, approximately 83% of the vehicles floorplanned by AFC were vehicles purchased by dealers at auction. Our ability to provide floorplan financing facilitates the growth of vehicle sales at auction.

We service over 600 auctions through our loan production offices which are conveniently located at or within close proximity of auctions held by ADESA Auctions and other auctions, which allows dealers to reduce transaction time by providing immediate payment for vehicles purchased at auction. We provide availability lists on behalf of our customers to auction representatives regarding the financing capacity of our customers, thereby increasing the purchasing potential at auctions. Of AFC’s 91 offices in North America, 57 are physically located at auction facilities, including 46 at the auction facilities of ADESA Auctions. Each of the remaining 34 AFC offices is strategically located in close proximity to at least one of the auctions that it serves. In addition, we have the ability to send finance representatives on-site to most approved independent auctions during auction sale-days. Geographic proximity to the customers gives our employees the ability to stay in close contact with outstanding accounts, thereby better enabling them to manage credit risk.

We generate a significant portion of our revenues from fees. These fees include origination, floorplan, curtailment and other related program fees. When the loan is extended or paid in full, AFC collects all accrued fees and interest.

Our procedures and proprietary computer-based system enable us to manage our credit risk by tracking each vehicle from origination to payoff, while expediting services through our branch network. Typically, we assess a floorplan fee at the inception of a loan and we collect all accrued fees and interest when the loan is extended or repaid in full. In addition, AFC generally holds the title or other evidence of ownership to all vehicles which are floorplanned except where not permitted by law. Typical loan terms are 30 to 60 days, each with a possible loan extension. For an additional fee, this loan extension allows the dealer to extend the duration of the loan beyond the original term for another 30 to 60 days if the dealer makes payment towards principal and pays accrued interest and fees.

The extension of a credit line to a dealer starts with the underwriting process. Credit lines up to $250,000 are extended using a proprietary scoring model developed internally by AFC with no requirement for financial statements. Credit lines in excess of $250,000 may be extended using underwriting guidelines which require dealership and personal financial statements and tax returns. The underwriting of each line of credit requires an analysis, write-up and recommendation by the credit department and, in case of credit lines in excess of $250,000, final review by a credit committee.

Collateral management is an integral part of day-to-day operations at each AFC branch and our corporate headquarters. AFC’s proprietary computer-based system facilitates day to day collateral management by providing real-time access to dealer information and enables branch and corporate personnel to assess and manage potential collection issues. Restrictions are automatically placed on customer accounts in the event of a delinquency, insufficient funds received or poor audit results. Branch personnel are proactive in managing collateral by monitoring loans and notifying dealers that payments are coming due. In addition, routine audits, or lot checks, are performed on the dealers’ lots through our AutoVIN subsidiary. Poor results from lot checks typically require branch personnel to take actions to determine the status of missing collateral, including visiting the dealer personally, verifying units held off-site and collecting payments for units sold. Audits also identify troubled accounts, triggering the involvement of AFC’s collections department.

AFC operates three divisions which are organized into nine regions in North America. Each division and region is monitored by managers who oversee daily operations. At the corporate level, AFC employs full-time collection specialists and collection attorneys who are assigned to specific regions and monitor collection activity for these areas. Collection specialists work closely with the branches to track trends before an account becomes a troubled account and to determine, together with collection attorneys, the best strategy to secure the collateral once a troubled account is identified.

As of December 31, 2006, AFC had approximately 8,800 active dealers (those accounts with financing for at least one vehicle outstanding), with an average line of credit of $133,000 and no one dealer representing greater than 2.2% of our portfolio. An average of approximately twelve vehicles per active dealer was floorplanned with an approximate average value of $7,500 per vehicle at the end of 2006.

AFC sells the majority of its U.S. dollar denominated finance receivables without recourse to AFC Funding Corporation, a wholly owned bankruptcy remote special purpose entity established for the purpose of purchasing AFC’s finance receivables. AFC’s securitization conduit has been in place since 1996. AFC Funding Corporation has $600 million of committed liquidity. Proceeds from the revolving sale of receivables to the bank conduit facility are used to fund new loans to customers.

Competitive Strengths

Leading North American Market Positions

We are the second largest provider of whole car auctions and salvage vehicle auctions and related services in North America. In 2006, the most recent date available, we had estimated market shares of approximately 18% and 33% in the whole car auction and salvage auction markets, respectively. We leverage our significant market presence to attract a high volume of vehicles, thereby ensuring sufficient supply to create the successful marketplaces that buyers and sellers demand. We also have a leading market position in the floorplan financing industry. AFC’s broad coverage, strong brand name and longstanding customer relationships have established it as a leading provider of floorplan financing for independent used vehicle dealers.

Broad North American Distribution Network

Our 58 whole car and 134 salvage auction locations enable us to provide a single source solution for our customers’ needs throughout North America. In addition, AFC has 91 loan production offices supporting independent dealers across North America who purchase vehicles from auctions held by ADESA Auctions, independent auctions, auctions affiliated with other auction networks and non-auction purchases. Of these offices, 46 are located at ADESA Auctions sites, 34 are located strategically near auctions and 11 are located at third-party auctions. Our network enables us to maintain and develop our relationships with local sellers and buyers, while our North American presence allows institutional customers to access buyers and to redistribute vehicles to markets where demand best matches supply. Our presence in 70 of the top 75 metropolitan markets in the United States gives us an advantage over our smaller competitors, the large majority of which operate in a single market and lack scale. As our customers increasingly demand single source solutions, we believe that our scale and network will become an even more distinct advantage over our competitors. In addition, we believe our broad, established network positions us well because of the large tracts of land required to build new auction sites (our average whole car site is 75 acres and our average salvage site is 20 acres) and the need to comply with regulatory requirements, including zoning and use permits.

Established Relationships with a Diversified Customer Base

We have established strong business relationships with dealers and institutional customers, such as vehicle manufacturers, insurers, financial institutions, rental agencies and fleet companies. We have a diverse customer base and do not have a major concentration of business with any one customer. We believe this diversity allows us to better withstand changes in the economy and market conditions. Key used vehicle supplier relationships include all of the major vehicle manufacturers, vehicle finance companies and rental car companies, including Chrysler Motors, LLC, Ford Motor Company, General Motors Corporation, American Honda Finance Corporation, Toyota Motor Credit Corporation, AmeriCredit Financial Services, Inc., Capital One Auto Finance, Chase Auto Finance Corp., Enterprise Rent-A-Car, The Hertz Corporation, Mercedes-Benz Credit Corporation, Nissan North America, Inc., VW Credit, Inc., WFS Financial and World Omni Financial Corp. Salvage auction relationships include all the major insurance companies in North America, including The Allstate Corporation, American Family Insurance, American International Group, The Farmers Insurance Group of Companies, GEICO, Nationwide Financial Services, Inc., The Progressive Corporation, State Farm and USAA. As of January 1, 2008, no single supplier represented more than 7.5% of our unit sales and no single buyer represented more than 1% of our unit sales. ADESA Auctions has over 50,000 registered buyers, while IAAI Salvage has over 41,000 registered buyers.

Single-Source Service Provider of Value-Added Services

We are able to serve as a “one-stop shop” for our customers by offering a comprehensive range of innovative and value-added services. We offer physical auctions with Internet-bidding capabilities that enable buyers to pre-bid over the Internet, participate in person at a physical auction and bid over the Internet in real time. Through ADESA Auctions, we offer reconditioning and preparation services and customized reporting and analytical services. Through IAAI Salvage, we provide on-site facilities for insurance providers and online tools for salvage vehicle suppliers that include inventory management, salvage returns analysis and electronic data interchange of titling information. We also provide our insurance company suppliers with the capability to electronically assign and manage their salvage vehicle inventory.

Strong Management Team with Significant Industry Experience

Our senior management team has extensive experience in the automotive services industry.

Brian Clingen, our Chairman and Chief Executive Officer, has significant operational and investment experience in the automotive services industry. Mr. Clingen has served as a managing partner of BP Capital Management since 1998.

Jim Hallett, President and Chief Executive Officer of ADESA Auctions, has significant experience in the automotive auctions industry. Mr. Hallett previously served as an executive officer of ADESA from August 1996 until May 2005.

Tom O’Brien, President and Chief Executive Officer of IAAI Salvage, has over 30 years experience in general management of various businesses, with 15 years in businesses that provide services to the automotive insurance industry. Mr. O’Brien has led IAAI since 2000.

Curt Phillips, President and Chief Executive Officer of AFC, has significant experience in overseeing accounting, cash management, and the credit and contract functions. Mr. Phillips has previously served as Chief Financial Officer of AFC from April 1998 until January 2004.

Eric Loughmiller, our Chief Financial Officer, has over 25 years experience in finance and accounting and over 10 years as Chief Financial Officer of public and private companies.

John Nordin, our Chief Information Officer, has over 26 years of experience in IT and over 13 years as Chief Information Officer of public and private companies.

Rebecca Polak, our Executive Vice President, General Counsel and Secretary, has significant experience in corporate and securities law. Ms. Polak served as Associate General Counsel of ADESA from February 2005 to April 2007.

Business Strategy

We continue to focus on growing our revenues and profitability through the execution of the following key operating strategies:

Increase Whole Car Market Volumes

Institutional. We continue to focus on growing our whole car auction business by building stronger and more interactive relationships with our institutional customers. Jim Hallett is highly regarded in the industry and has extensive customer relationships that he has developed over 17 years in the North American used vehicle redistribution industry. In addition, we have staffed and will continue to staff, our sales organization with relationship managers focused on the various categories of institutional customers that we serve. To the extent possible, we have aligned our managers with the types of customers that they have the most relevant experience with: vehicle manufacturers, finance companies, rental car companies, leasing companies and fleet management companies. This allows our managers to focus on the current trends for their respective institutional customer group in order to better coordinate our sales efforts and service offerings tailored to our customers’ needs. In addition to our team of relationship managers, we utilize ADESA Analytical Services to provide our institutional customers with customized studies and data analysis tools to enhance their remarketing decisions, target potential buyers and determine the best market and forum for their vehicles.

Dealers. We have a decentralized the sales and marketing approach for our dealer business with primary coverage responsibilities managed by the individual auction locations. We believe this decentralized approach enhances relationships with the dealer community and increases dealer volumes at our auctions. Dealer business is a highly market specific business and we have to hire local relationship managers who have experience in the used vehicle business and possess an intimate knowledge of their local market.

Realize Cost Savings and Increase Revenues In Salvage Operations

We continue to focus on cost savings and revenue synergies from the combination of ADESA’s and IAAI’s salvage operations by reducing corporate overhead of the combined salvage operations, consolidating existing salvage sites onto existing whole car sites, opening new salvage sites on existing whole car sites, easing volume constraints through a larger branch network and implementing IAAI standard processes and information technology systems to streamline operations and improving operating efficiencies at existing ADESA salvage branches.

Over the past few years, IAAI has successfully implemented an operating model for its auction sites that streamlines numerous operating and administrative activities and standardizes processes, resulting in cost savings and improved customer service levels. We have implemented this scaleable operating model at 28 of ADESA’s salvage facilities located in the United States, which we believe will result in additional cost savings, primarily by reducing headcount and personnel costs. We have implemented the IAAI operating model at 13 of ADESA’s salvage locations in Canada in 2008.

Reduce Costs and Enhance Revenues at ADESA Auctions

We continue to focus on reducing costs and enhancing revenues at ADESA Auctions by implementing the following initiatives:

•	Optimize management and staffing levels for each auction

•	Establish standardized operating procedures and utilize technology to automate process controls for key operational areas and to improve labor efficiency

•	Centralize certain common functions currently performed at individual auction locations such as payables processing and general ledger entry to reduce costs and improve working capital turns

•	Centralize and consolidate certain procurement functions to leverage global volumes of commodities and services to gain more favorable pricing

•	Standardize fee structures for ancillary services

Expand through Selective Relocations, Greenfields and Acquisitions

We continue to focus on relocating several of our existing whole car auction facilities to new, larger facilities in markets where our existing facilities are capacity-constrained and where we believe we can immediately realize additional volume and process efficiency improvements. In addition, increased demand for single source solutions by our customers may enable us to acquire smaller, less geographically diversified competitors at attractive prices. Both ADESA and IAAI have been successful in acquiring independent auction operations over the past few years. We will continue to evaluate opportunities to open new greenfield sites in markets adjacent to those in which we already have a presence, in order to effectively leverage our sales and marketing capabilities. We expect to expand our salvage operations by selectively locating new salvage auction sites at ADESA Auctions’ existing auction facilities.

Expand AFC

We will continue to focus on expanding AFC geographic coverage and gaining market share by adding loan production offices in selected markets and improving coordination with ADESA Auctions to capitalize on cross-selling opportunities. By encouraging a collaborative marketing effort between AFC and ADESA Auctions, we believe we can market more effectively to dealers and tailor AFC’s financing products to individual dealer needs. We will continue to focus on generating additional revenues by expanding our floorplan financing business to certain IAAI Salvage buyers and by cross-selling our whole car auction services to our AFC customers that do not currently use ADESA Auctions’ auctions.

Continue to Invest in Information Technology

We will continue to invest in and improve our technology infrastructure to expand service offerings and improve operating efficiencies and customer service. We will utilize the experience gained through the recent development of IAAI’s proprietary IT systems (completed in 2005) as it upgrades ADESA Auctions’s IT system. John Nordin, the Chief Information Officer of IAAI, was instrumental in the implementation of IAAI’s recent IT upgrade and as Chief Information Officer of the combined business, is leading the systems upgrade effort for ADESA Auctions. We are utilizing technology to develop additional service offerings across our whole car and salvage businesses to improve customers’ returns, shorten the claims processing cycle on the salvage side and lower overall transaction costs. In addition, we are enhancing our e-commerce products and services portfolio in order to better serve our whole car buyers and sellers. These information technology improvements should also allow us to reduce field staff through more efficient and reliable systems, while providing our institutional customers with quicker and better data analysis.

Information Technology

Information technology developments are driving change in the whole car and salvage auction industry. Under the leadership of John Nordin, Chief Information Officer, we plan to continue investing in our technology infrastructure in order to expand service offerings and improve operating efficiencies and customer service across our business segments. Through ADESA’s IT investments, ADESA’s sales channel integration and consolidation of databases are expected to increase revenues through eBusiness initiatives, superior cross-selling of services, improved customer satisfaction, greater matching of buyers and sellers and increased electronic loan transactions.

We have developed online tools to assist customers in redistributing their vehicles and establishing wholesale vehicle values, in addition to offering an alternative to physically attending an auction.

Our current ADESA Auctions online offerings include:

•	ADESA LiveBlock™—allows online bidders to compete in real time with bidders present at physical auctions

•

ADESA DealerBlock™—provides for either real-time or round-the-clock “bulletin-board” type online auctions of consigned inventory not scheduled for active bidding. This platform is also utilized for “upstream selling” which facilitates the sale of vehicles prior to their arrival at a physical auction site

•	ADESA Run Lists—provides a summary of consigned vehicles offered for auction sale, allowing dealers to preview inventory prior to an auction event

•	ADESA Market Guide™—provides wholesale auction prices, auction sales results, market data and condition reports

•

ADESA Virtual Inventory—subscription-based service to allow dealers to embed ADESA Search technology into a dealer’s website to increase the number of vehicles advertised by the dealer. Currently offered in Canada

•	ADESA Notify Me™—email notification service for dealers looking for particular vehicles being run at physical or electronic auction

Our current online IAAI Salvage offerings include:

•	I-bid LIVESM—provides real-time Internet bidding capabilities to salvage vehicle buyers

•	CSA Today™—provides comprehensive salvage analysis and data management capability to our salvage vehicle suppliers

•

ASAP—provides a web-based system designed to support salvage vehicle registration and tracking, financial reporting, transaction settlement, vehicle title transfer and branch/ headquarters communications. The system is designed to streamline all aspects of our salvage operations as well as support future growth and expansion plans. The web-based ASAP provides vehicle suppliers with capabilities such as online inventory management and electronic data interchange of titling information. Additionally, ASAP supports buyer services such as Internet-based searchable parts inventories, transportation cost estimators, third-party appraisal requests and real-time bidding

Sales and Marketing

ADESA Auctions

Our sales and marketing approach at ADESA Auctions is to develop stronger relationships and more interactive dialogue with our customers. We have relationship managers for the various categories of institutional customers, including vehicle manufactures, rental car companies, finance companies and others. These relationship managers focus on current trends and customer needs for their respective seller group in order to better coordinate our sales effort and service offerings.

Managers of individual auction locations will ultimately be responsible for providing services to the institutional customers whose vehicles are directed to the auctions by the corporate sales team. Developing and servicing the largest possible population of buying dealers for the vehicles consigned for sale at each auction is integral to selling auction services and servicing institutional customers.

We also provide market analysis to our customers through our ADESA Analytical Services department. We market this service to institutional customers as they favorably use analytical techniques in making their remarketing decisions.

We have a decentralized sales and marketing approach for our dealer business with primary coverage responsibilities managed by the individual auction locations. We believe this decentralized approach enhances relationships with the dealer community and increase dealer volumes at our auctions. Dealer business is a highly market specific business. As such, we have local relationship managers who have experience in the used car business and possess an intimate understanding of their local market.

IAAI Salvage

We solicit prospective vehicle providers at the national, regional and local levels through our IAAI Salvage sales force. Branch managers execute customer service requests and address customer needs at the local level. We also participate in a number of local, regional and national trade show events that further promote the benefits of our products and services.

In addition to providing insurance companies and certain non-insurance company suppliers with a means of disposing of salvage vehicles, we offer a comprehensive suite of services which aim to maximize salvage returns and shorten the claims process. We seek to become integrated within our suppliers’ salvage processes, and we view such mutually beneficial relationships as an essential component of our effort to attract and retain suppliers.

By analyzing historical industry and customer data, we provide suppliers with a detailed analysis of their current salvage returns and a proposal detailing methods to improve salvage returns, reduce administrative costs and provide proprietary turn-key claims processing services.

We also seek to expand our supplier relationships through recommendations from individual insurance company branch offices to other offices of the same insurance company. We believe that our existing relationships and the recommendations of branch offices play a significant role in our marketing of services within national insurance companies. As we have expanded our geographic coverage, we have been able to market our services to insurance company suppliers on a national basis or within an expanded geographic area.

AFC

AFC approaches and seeks to expand its share of the independent dealer floorplan market through a number of methods and channels. We actively target and solicit new dealers through both direct sales efforts at the dealer’s place of business as well as auction-based sales and customer service representatives, who service our dealers at over 600 auctions where they replenish and rotate vehicle inventory. These largely local efforts are handled by AFC Branch Managers as well as Dealer Sales Representatives. A marketing team supports field personnel by helping to identify target dealers and coordinating both promotional activity with auctions and other vehicle supply sources.

Customers

We obtain our supply of used vehicles from large institutions such as vehicle manufacturers and their captive finance arms, vehicle rental companies, financial institutions, commercial fleets and fleet management companies, and independent and franchised used vehicle dealers. Buyers are primarily franchised or independent used vehicle dealers. ADESA Auctions currently maintains relationships with over 50,000 registered buyers.

We obtain the majority of our supply of salvage vehicles from insurance companies, non-profit organizations, automobile dealers and vehicle leasing and rental car companies. Buyers of salvage vehicles include licensed vehicle dismantlers, rebuilders, repair shop operators and used vehicle dealers. IAAI Salvage currently maintains relationships with over 41,000 such registered buyers.

At AFC, we serve a highly fragmented customer base of 45,000 independent dealers. We have served the industry continuously since 1987. As a result, we have some of the most established long-term relationships with these customers.

Our strong national relationships with institutional customers provide a significant and stable source of late model used vehicles and salvage vehicles into our auctions. The integration of our information technology systems with those of our major institutional customers creates strong relationships and improves customer retention. Additionally, the long-standing presence of auctions and loan production offices in regional markets has created strong relationships with local franchise and independent dealers.

Regulation

Vehicle and Lending Regulation

Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. Each auction is subject to laws that regulate auctioneers and/or vehicle dealers in the state or province in which it operates. Some of the transport vehicles used at our auctions are regulated by the U.S. Department of Transportation or similar regulatory agencies in Canada and Mexico. The acquisition and sale of salvage and recovered stolen vehicles is regulated by governmental agencies in each of the locations in which we operate. In many states and provinces, regulations require that a salvage vehicle be forever “branded” with a salvage notice in order to notify prospective purchasers of the vehicle’s previous salvage status. Some state, provincial and local regulations also limit who can purchase salvage vehicles, as well as determine whether a salvage vehicle can be sold as rebuildable or must be sold for parts only. Such regulations can reduce the number of potential buyers of vehicles at salvage auctions.

We are also subject to various local zoning requirements with regard to the location of our auction and storage facilities. These zoning requirements vary from location to location. Additionally, AFC is subject to laws in certain states which regulate commercial lending activities and interest rates.

Changes in law or governmental regulations or interpretations of existing law or regulations can result in increased costs, reduced salvage vehicle prices and decreased profitability for us. Failure to comply with present or future regulations or changes in existing regulations could have a material adverse effect on our operating results and financial condition.

Environmental Regulation

Our operations are subject to regulation by various federal, state and local authorities concerning air quality, water quality, solid wastes and other environmental matters. In the used vehicle redistribution industry, large numbers of vehicles, including damaged vehicles at salvage auctions, are stored at auction facilities for short periods of time. Minor spills of gasoline, motor oils and other fluids may occur from time to time at our facilities and may result in soil, surface water or groundwater contamination. Virtually all of our facilities maintain above-ground storage tanks for diesel fuel and, in some cases, propane gas for use in our vehicles and equipment. We also own and maintain underground storage tanks at a number of our facilities around the country, primarily to store vehicle fuel. Waste materials, such as waste solvents or used oils, are generated at some of our facilities and are disposed of as non-hazardous or hazardous wastes. We believe that we are in compliance in all material respects with applicable environmental regulations and do not anticipate any material capital expenditure for environmental compliance or remediation.

To date, we have not incurred significant expenditures for preventive or remedial action with respect to contamination or the use of hazardous materials. Environmental laws and regulations, however, could become more stringent over time and we may be subject to significant compliance costs in the future. Future contamination at any one or more of our facilities, or the potential contamination by previous users of certain acquired facilities, create the risk, however, that we could incur significant expenditures for preventive or remedial action, as well as potential liability arising as a consequence of hazardous material contamination, which could have a material adverse effect on our operating results and financial condition.

Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies including environmental matters are included in “Other accrued expenses” and “Other liabilities” at undiscounted amounts and generally exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on our operating results in that period.

Competition

We face significant competition for the supply of used and salvage vehicles and for the buyers of those vehicles. Our principal competitors include other whole car and/or salvage vehicle auction companies, wholesalers, dealers, manufacturers and dismantlers, a number of whom may have established relationships with sellers and buyers of vehicles and may have greater financial resources than us. Our basis for competition includes both our physical auction sites and our e-business service offerings. Due to the limited number of sellers of used and salvage vehicles, the absence of long-term contractual commitments between us and our customers and the increasingly competitive market environment, there can be no assurance that our competitors will not gain market share at our expense.

In the whole car auction industry, we compete with Manheim, a subsidiary of Cox Enterprises, Inc., as well as several smaller chains of auctions and independent auctions, some of which are affiliated through their membership in an industry organization named ServNet. Due to our national presence, competition is strongest with Manheim for the supply of used vehicles from national institutional customers. The supply of vehicles from dealers is dispersed among all of the auctions in the used vehicle market.

Due to the increased visibility of the Internet as a marketing and distribution channel, new competition has arisen recently from Internet-based companies and our own customers who have historically redistributed vehicles through various channels, including auctions. Direct sales of vehicles by institutional customers and large dealer groups through internally developed or third-party online auctions have largely replaced telephonic and other non-auction methods, becoming an increasing portion of overall used vehicle redistribution. The extent of use of direct, online systems varies by customer. Typically, these online auctions redistribute vehicles that have come off lease. In addition, we and some of our competitors offer online auctions in connection with physical auctions, and other online auction companies now include used vehicles among the products offered at their auctions.

In the salvage sector, we compete with Copart, Inc., Total Resource Auctions (Manheim), independent auctions, some of which are affiliated through their membership in industry organizations to provide broader coverage through network relationships and a limited number of used vehicle auctions that regularly redistribute salvage vehicles. Additionally, some dismantlers of salvage vehicles such as Greanleaf and LKQ Corporation and Internet-based companies have entered the market, thus providing alternate avenues for sellers to redistribute salvage vehicles. While most insurance companies have abandoned or reduced efforts to sell salvage vehicles without the use of service providers such as us, they may in the future decide to dispose of their salvage vehicles directly to end users. We may not be able to compete successfully against current or future competitors, which could impair our ability to grow and/or sustain profitability.

We anticipate further consolidation of the whole car and salvage auction services industry will occur and are evaluating various means by which we can continue our growth plan through further deployment of our Internet auction tools, strategic acquisitions, shared facilities with our used vehicle auctions and greenfield expansion.

In Canada, we are the largest provider of whole car and salvage vehicle auction services. Our competitors include vehicle recyclers and dismantlers, independent vehicle auctions, brokers, Manheim and online auction companies. We believe we are strategically positioned in this market by providing a full array of value-added services to customers including auction and related services, online programs, data analyses and consultation.

The used vehicle inventory floorplan financing sector is characterized by diverse and fragmented competition. AFC primarily provides short-term dealer floorplan financing of wholesale vehicles to independent vehicle dealers in North America. At the national level, AFC’s competition includes Manheim Automotive Financial Services, Auto Use, Dealer Services Corporation, other specialty lenders, banks and financial institutions. At the local level, AFC faces competition from banks and credit unions who may offer floorplan financing to local auction customers. Such entities typically service only one or a small number of auctions. Some of our industry competitors who operate whole car auctions on a national scale may endeavor to capture a larger portion of the floorplan financing market. AFC competes primarily on the basis of quality of service, convenience of payment, scope of services offered and historical and consistent commitment to the sector. Our long-term relationships with customers have been established over time and act as a competitive strength for us versus our competitors.

Employees

At January 21, 2008, we had a total of 15,086 employees, 10,286 located in the U.S. and 4,800 located in Canada. Approximately 63% percent of our workforce consists of full-time employees. Currently, none of our employees participate in collective bargaining agreements.

In addition to the employee workforce, we also utilize temporary labor services to assist in handling the vehicles consigned to us during periods of peak volume. Nearly all of our auctioneers are independent contractors.

Some of the services we provide are outsourced to third party providers that perform the services either on-site or off-site. The use of third party providers depends upon the resources available at each auction facility as well as peaks in the volume of vehicles offered at auction.

Properties

Our corporate headquarters are located in Carmel, Indiana. Our corporate headquarters and our Canadian office are leased properties. Our properties include 58 whole car auction facilities in North America, which are either owned or leased. Each auction is generally a multi-lane (up to 14 auction lanes), drive-through facility, and may have additional buildings for reconditioning, registration, maintenance, bodywork, and other ancillary and administrative services. Each auction also has secure parking areas to store vehicles. We also operate 134 salvage auction facilities in the U.S. and Canada which are utilized by IAAI Salvage. Salvage auctions are generally smaller than used vehicle auctions in terms of acreage and building size and some locations share facilities with our used vehicle auctions.

Of AFC’s 91 offices in North America, 57 are physically located at auction facilities (including 46 at ADESA auctions). Each of the remaining 34 AFC offices is strategically located in close proximity to at least one of the auctions that it serves. AFC generally leases its loan production offices.

Management believes that our properties are adequate for our current needs and that suitable additional space will be available on reasonably acceptable terms as required.

Legal

We are involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; financing; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Such litigation is generally not, in the opinion of management, likely to have a material adverse effect on the financial condition, results of operations or cash flows. Legal and regulatory proceedings which could be material are discussed below.

Auction Management Solutions, Inc.

In March 2005, Auction Management Solutions, Inc., or AMS, filed a lawsuit against ADESA, Inc. in U.S. District Court for the Northern District of Georgia, Atlanta Division (Civil Action No. 05 CV 0638), alleging infringement of U.S. Patent No. 6,813,612, or the 612 Patent, which was issued November 2, 2004 and pertains to an audio/video system for streaming instantaneous and buffer free data to and from a live auction site. The AMS complaint was served upon ADESA in July 2005. The complaint seeks unspecified damages and injunctive relief. We filed our answer, including our defenses, to the complaint in August 2005. We continue to vigorously defend ourselves against the infringement allegations. The litigation is currently in discovery.

In related litigation, AMS also filed a lawsuit against Manheim Auctions, Inc. (“Manheim”), Live Global Communications USA Inc. and Live Global Bid, Inc. (collectively “LGB”) in U.S. District Court for the Northern District of Georgia, Atlanta Division (Civil Action 05 CV 0639), alleging infringement of the `612 Patent and other causes of action against Manheim. We license technology used in our LiveBlock Internet auction application from LGB. The complaint seeks unspecified damages and injunctive relief. In May 2005, AMS withdrew its request for a preliminary injunction against Manheim and LGB. In June 2005, Manheim filed a counterclaim against AMS alleging infringement of U.S. Patent No. 5,774,873 related to online motor vehicle auction systems. This litigation has been consolidated with the AMS lawsuit against us during the discovery phase. No trial date has been set.

Although we believe we have substantial defenses to the AMS claims, there is the potential for an adverse judgment given the risk and uncertainty inherent in litigation. In the event of an adverse decision, we do not believe that it would have a material adverse effect on our consolidated financial condition or liquidity but could possibly be material to our consolidated results of operations.

MANAGEMENT

Directors & Executive Officers

The following table provides certain information regarding our directors and executive officers as of January 21, 2008. Each director and officer will hold office until a successor is elected or qualified or until his earlier death, resignation or removal. The Equity Sponsors have the right to designate all of our directors pursuant to a shareholders agreement and to remove any or all of them from time to time. The term of office for all directors is one year. See “Certain Relationships and Related Transactions—Shareholders Agreement.”

Name	Age	Position
Brian T. Clingen	48	Chairman and Chief Executive Officer
James P. Hallett	54	President and Chief Executive Officer of ADESA Auctions and Director
Thomas C. O’Brien	54	President and Chief Executive Officer of IAAI Salvage and Director
Curtis L. Phillips	51	President and Chief Executive Officer of AFC
Eric M. Loughmiller	48	Executive Vice President and Chief Financial Officer
John R. Nordin	51	Executive Vice President and Chief Information Officer
Rebecca C. Polak	37	Executive Vice President, General Counsel and Secretary
David J. Ament	33	Director
Thomas J. Carella	33	Director
Peter H. Kamin	45	Director
Sanjeev Mehra	49	Director
Church M. Moore	35	Director
Gregory P. Spivy	39	Director
David I. Wahrhaftig	50	Director

Brian T. Clingen, Chairman and Chief Executive Officer. Mr. Clingen has been our Chairman and Chief Executive Officer since April 2007. Mr. Clingen has served as a managing partner of BP Capital Management since 1998. Established in 1998, BP Capital Management manages private equity investments principally in the service and finance sectors. Prior to founding BP Capital Management, Mr. Clingen was Chief Financial Officer of Universal Outdoor, a Kelso portfolio company, for eight years.

James P. Hallett, President and Chief Executive Officer of ADESA Auctions and Director. Mr. Hallet has been President and Chief Executive Officer of ADESA Auctions since April 2007. Mr. Hallett previously served in the following positions between August 1996 and May 2005: Executive Vice President of ADESA, Inc. from May 2004 to May 2005; President of ADESA Corporation, LLC from March 2004 to May 2005; President of ADESA Corporation between August 1996 and October 2001 and again between January 2003 and March 2004; Chief Executive Officer of ADESA Corporation from August 1996 to July 2003; ADESA Corporation’s Chairman from October 2001 to July 2003; Chairman, President and Chief Executive Officer of ALLETE Automotive Services, Inc. from January 2001 to January 2003 and Executive Vice President from August 1996 to May 2004. Mr. Hallett left ADESA in May 2005 and thereafter served as President of the Columbus Fair Auto Auction.

Thomas C. O’Brien, President and Chief Executive Officer of IAAI Salvage and Director. Mr. O’Brien became President and Chief Executive Officer of IAAI in November 2000. As President and Chief Executive Officer, Mr. O’Brien oversaw the company’s overall corporate administration as well as strategic planning. Prior to joining IAAI, Mr. O’Brien served as President of Thomas O’Brien & Associates from 1999 to 2000, Executive Vice President of Safelite Glass Corporation from 1998 to 1999, Executive Vice President of Vistar, Inc. from 1996 to 1997 and President of U.S.A. Glass, Inc. from 1992 to 1996.

Curtis L. Phillips, President and Chief Executive Officer of AFC. Mr. Phillips has been President and Chief Executive Officer of AFC since June 2007. Mr. Phillips previously served in the following positions since April 1998: Vice President of Corporate Development of ADESA between July 2006 and April 2007; Treasurer of ADESA from January 2004 to July 2006; Chief Financial Officer of AFC, from April 1998 to January 2004, where he was responsible for overseeing accounting, cash management, and the credit and contract functions. From April 1997 to March 1998, Mr. Phillips was the Vice President of Finance for Chautauqua Airlines and from 1993 to March 1997, Mr. Phillips was the Chief Financial Officer of Anthem Financial, Inc., a diversified financial services company focused primarily on equipment leasing.

Eric M. Loughmiller, Executive Vice President and Chief Financial Officer. Mr. Loughmiller has been Executive Vice President and Chief Financial Officer since April 2007. Mr. Loughmiller has served as Chief Financial Officer of a number of companies prior to joining us. Previously, from 2001 to 2006, Mr. Loughmiller was the Vice President and Chief Financial Officer of ThoughtWorks, Inc., an information technology consulting firm. Prior to that, Mr. Loughmiller served as Executive Vice President and Chief Financial Officer of May & Speh, Inc. from 1996 to 1998 until May & Speh was acquired by Acxiom Corporation. Mr. Loughmiller was the finance leader of the Outsourcing Division of Acxiom Corporation from 1998 to 2000. Prior to 1997, Mr. Loughmiller was an audit partner with PricewaterhouseCoopers LLP, an independent registered public accounting firm. Mr. Loughmiller is a Certified Public Accountant.

John R. Nordin, Executive Vice President and Chief Information Officer. Mr. Nordin has been Executive Vice President and Chief Information Officer since April 2007. Mr. Nordin joined IAAI in November 2003 as Vice President, Chief Information Officer. Mr. Nordin is responsible for information services functions, including software application acquisition and development, computer operations, e-business and telecommunications. Prior to joining IAAI, Mr. Nordin served as Vice President and Chief Information Officer at A. M. Castle & Co. from 1998 to November 2003. From 1995 to 1998, he served as Vice President and Chief Information Officer at Candle Corporation of America.

Rebecca C. Polak, Executive Vice President, General Counsel and Secretary. Ms. Polak has been Executive Vice President, General Counsel and Secretary since April 2007. Ms. Polak previously served as the Assistant General Counsel and Assistant Secretary of ADESA from February 2005 to April 2007. Prior to joining ADESA, Ms. Polak practiced corporate and securities law with Krieg DeVault in Indianapolis and with Haynes and Boone in Dallas.

David J. Ament, Director. Mr. Ament has been a director since April 2007. Mr. Ament joined Parthenon Capital, a private equity firm, in 2003 and is a Partner in its Boston office. Prior to joining Parthenon, he was a principal at Audax Group, a private equity firm, from 2001 to 2003. Prior to that, Mr. Ament was an investment professional at Apollo Advisors. Mr. Ament is also a director of MCI Acquisition Corp., AmWINS Group, Inc., Abeo, Inc. and ASG Security.

Thomas J. Carella, Director. Mr. Carella has been a director since April 2007. Mr. Carella is a Vice President of Goldman, Sachs & Co. Mr. Carella joined Goldman Sachs in 1997 and rejoined in 2004 following his graduation from Harvard Business School. Prior to business school, from 2000 to 2002, Mr. Carella co-founded and served as chief executive officer and chairman of Netesi SPA, an Italian software business. Mr. Carella also serves on the board of directors of Cequel Communications, LLC.

Peter H. Kamin, Director. Mr. Kamin has been a director since April 2007. Mr. Kamin is a founding member of ValueAct Capital Management, L.P. Prior to founding ValueAct in 2000, Mr. Kamin founded and managed Peak Investment, L.P. for eight years. Peak was a limited partnership organized to make investments in a select number of domestic public companies. Mr. Kamin is a director of Seitel Inc.

Sanjeev Mehra, Director. Mr. Mehra has been a director since April 2007. Mr. Mehra serves as Managing Director of Goldman, Sachs & Co. in its Principal Investment Area. Mr. Mehra joined Goldman Sachs in 1986.

Mr. Mehra also serves on the board of directors of SunGard Data Systems, Inc., Burger King Holdings, Inc., ARAMARK Corporation and Sigma Electric, and is Chairman of Hawker Beechcraft, Inc. Mr. Mehra is a trustee of Trout Unlimited and Oakham School, England.

Church M. Moore, Director. Mr. Moore has been a director since April 2007. Mr. Moore joined Kelso in 1998 and has been Managing Director since 2007. From 1997 to 1998, he was an associate at Investcorp International, Inc. Previously, Mr. Moore was an associate in the corporate finance group at BT Securities Corporation. Mr. Moore is also a director of DS Waters Holdings, Inc. and Ellis Communications Group, LLC.

Gregory P. Spivy, Director. Mr. Spivy has been a director since April 2007. Mr. Spivy is a Partner of ValueAct Capital Management, L.P. Prior to joining ValueAct in September 2004, Mr. Spivy worked with Gryphon Investors, a private equity fund. Previously, Mr. Spivy was a Managing Director at Fremont Partners, overseeing a $605 million private equity fund. Prior to joining Fremont Partners, Mr. Spivy was a Director with The Bridgeford Group, and began his career in the mergers and acquisitions department of Lehman Brothers. Mr. Spivy currently serves as a director of Seitel, Inc. and MSD Performance.

David I. Wahrhaftig, Director. Mr. Wahrhaftig has been a director since April 2007. Mr. Wahrhaftig joined Kelso in 1987 and has been managing director since 1997. From 1982 to 1987, he served as associate director of mergers and acquisitions and a management consultant for Arthur Young & Company, an accounting firm. Mr. Wahrhaftig is also a director of BWAY Corporation, DS Waters Holdings, Inc. and Renfro Corporation.

Committees of the Board of Directors

The board of directors has established an audit committee and a compensation committee. The audit committee recommends the annual appointment of independent auditors. The audit committee reviews with the auditors the scope of the audit and non-audit assignments and related fees, accounting principles we use in financial reporting, internal auditing procedures and the adequacy of our internal controls. The compensation committee reviews and approves the compensation and benefits of our employees, directors and consultants, administers our employee benefits plans, authorizes and ratifies stock option grants and other incentive arrangements, authorizes employment and related agreements and oversees our corporate governance matters. Messrs. Carella, Kamin and Wahrhaftig serve on the audit committee and Messrs. Clingen, Mehra, Moore, O’Brien and Spivy serve on the compensation committee. Mr. Kamin serves as chairman of the audit committee and Mr. Moore serves as chairman of the compensation committee.

Compensation of Directors

All of our directors are affiliated with us or our sponsors and are not entitled to receive any fees for serving as directors. The directors are reimbursed for their out-of-pocket expenses incurred in connection with attendance in person at board or committee meetings.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

On April 20, 2007, following the merger of KAR Acquisition, Inc. with and into ADESA, and the completion of a series of related transactions, ADESA and IAAI Salvage became wholly owned subsidiaries of KAR Holdings. See “Summary—The Transactions.” As a result, the compensation practices and policies described in this Compensation Discussion and Analysis relate to the period of April 20, 2007 through December 31, 2007 unless otherwise noted.

We have determined that the following persons were our named executive officers for the period covered by this Compensation Discussion and Analysis:

•	Brian Clingen, Chairman and Chief Executive Officer of KAR Holdings;

•	Eric Loughmiller, Executive Vice President and Chief Financial Officer of KAR Holdings;

•	James Hallett, President and Chief Executive Officer of ADESA Auctions;

•	Thomas O’Brien, President and Chief Executive Officer of IAAI Salvage; and

•	John Nordin, Executive Vice President and Chief Information Officer of KAR Holdings.

Compensation Philosophy and Objectives

We believe that the compensation of named executive officers should be (i) closely aligned with the performance of the company on both a short-term and long-term basis, (ii) linked to specific, measurable results intended to create value for stockholders, and (iii) competitive in attracting and retaining key executive talent in the vehicle remarketing and auto finance industry. Each of the compensation programs that we have developed and implemented is intended to satisfy one or more of the following specific objectives:

•	motivate and focus through incentive compensation programs directly tied to our financial results;

•	support a one-company culture and encourage synergies between all business units by aligning rewards with long-term overall company performance and stockholder value;

•	provide a significant percentage of total compensation through variable pay based on pre-established goals and objectives;

•	enhance our ability to attract and retain skilled and experienced executive officers;

•	align the interests of our executive officers with the interests of our stockholders so that they manage from the perspective of owners with an equity stake in the company; and

•	provide competitive rewards commensurate with performance and competitive market practices.

The Role of the Compensation Committee and the Named Executive Officers in Determining Executive Compensation

Role of the Compensation Committee. The Compensation Committee of the Board of Directors (the “Committee”) is comprised of Church M. Moore (Chairman), Sanjeev Mehra, Gregory P. Spivy, Brian Clingen and Thomas O’Brien. Mr. Clingen is the Chairman and CEO of KAR Holdings and Mr. O’Brien is the President and CEO of IAAI Salvage. See “Compensation Committee Interlocks and Insider Participation.” Messrs. Mehra, Moore and Spivy are directors who were appointed by the Equity Sponsors pursuant to the terms of the LLC Agreement. See “Certain Relationships and Related Transactions-LLC Agreement.”

The Committee has primary responsibility for all compensation decisions relating to our executive officers, including Mr. Clingen and Mr. O’Brien. The Committee conducts an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our named executive officers. In connection with its annual review, the Committee may consider such factors as it deems appropriate, including information relating to the compensation practices and policies of other similarly sized companies within and outside our industry. In light of the unique mix of businesses that comprise KAR Holdings and the lack of directly comparable public companies, the Committee has not identified a specific peer group of companies for comparative purposes and does not formally engage in the benchmarking of compensation. Further, the Committee has not engaged a compensation consultant to assist in the annual review of our compensation practices or the development of compensation programs for our named executive officers, though the Committee has the authority to do so if it deems that such assistance is necessary or would otherwise be beneficial.

Role of the Executive Officers. Mr. Clingen and Mr. O’Brien participate in meetings of the Committee at which compensation actions involving our named executive officers are discussed. Mr. Clingen and Mr. O’Brien assist the Committee by making recommendations regarding compensation actions relating to the executive officers other than themselves. Mr. Clingen and Mr. O’Brien each recuses himself and does not participate in any meetings of the Committee at which his compensation is discussed.

Elements Used to Achieve Compensation Philosophy and Objectives

Components of Executive Compensation for 2007. The Committee believes the total compensation and benefits program for our named executive officers should consist of the following:

•	base salary;

•	annual incentive opportunity;

•	long-term incentive opportunity;

•	retirement, health and welfare benefits; and

•	perquisites.

Base Salary

Base salary is the fixed component of total annual cash compensation and is intended to reward the named executive officers for their past performance, offer security to the executive officers and facilitate the attraction and retention of a skilled and experienced executive management team. The Committee reviews base salaries for our executive officers annually and at other times in connection with any promotion or other change in responsibility of an executive officer. The Committee reviewed proposed base salary increases for each of the named executive officers at its February 2008 meeting. The increases take effect on May 1st, 2008, except for Thomas O’Brien’s salary increase which is retroactive to January 1st, 2008.

Annual salary levels for our executive officers are set within general salary ranges established by the Committee based upon various factors, including the individual’s performance, budget guidelines, experience, business unit responsibilities and tenure in the particular position. As part of the annual budget process, the overall salary structure is reviewed to ensure that it remains competitive within the market. Because of the diverse mix of businesses that comprise KAR Holdings, the Committee has not identified a specific peer group of companies and may review the compensation practices of various companies within and outside of our industry. In addition, the Committee also considers the amount and relative percentage of total compensation that is derived from base salary when setting the compensation of our executive officers. The Committee has not, however, established a policy or a specific formula for such purpose.

In view of the wide variety of factors considered by the Committee in connection with determining the base salary of each of our executive officers, the Committee has not attempted to rank or otherwise assign relative weights to the factors that it considers. The Committee considers all the factors as a whole in reaching its determination. The Committee collectively makes its determination with respect to base salaries based on the conclusions reached by its members, in light of the factors that each of them considered appropriate.

The base salaries paid to our named executive officers for 2007 are shown in the Summary Compensation Table on page 125.

Annual Cash Incentives

We provide annual cash incentive opportunities to our executive officers in order to:

•	align annual incentives with overall company financial results;

•	align annual incentives, where appropriate, with business unit or division financial results; and

•	align annual incentives with the interests of our stockholders.

Annual cash incentive opportunities are established for each executive officer by the Committee based upon a number of factors including the job responsibilities, internal equity among the named executive officers and market compensation data generally. Consistent with our compensation philosophy and objectives, the Committee sets annual incentive bonus targets in amounts which are intended to encourage the achievement of certain levels of performance and provide a significant portion of each executive officer’s compensation through variable pay based upon pre-established goals and objectives. Generally, individuals with greater job responsibilities have a greater proportion of their annual cash compensation tied to company performance through their annual incentive opportunity. The Committee has not, however, established a policy or a formula for the purpose of calculating the specific amount or relative percentage of total compensation that should be derived from annual cash incentive opportunities.

The KAR Holdings Annual Incentive Program. The KAR Holdings annual incentive program is administered by the Committee based substantially upon the provisions of the ADESA, Inc. 2004 Equity and Incentive Plan (which was terminated on April 20, 2007) relating to cash based incentive awards. Under such program, the grant of cash-based awards to eligible participants is contingent upon the achievement of certain corporate performance goals as determined by the Committee.

The Committee uses the earnings before interest, taxes, depreciation and amortization (“EBITDA”) for KAR Holdings and ADESA Auctions, depending upon the executive, as the measure of performance when establishing annual performance objectives for the named executive officers. Using this measure, the Committee establishes, on an annual basis, specific targets that determine the size of payouts under the incentive program. Each executive officer’s annual incentive opportunity may be based upon a combination of the performance of the company overall and the performance of the executives’ business unit. James Hallett is the only named executive officer who has a portion of his annual incentive opportunity based upon the performance of ADESA Auctions. Messrs. Clingen, Loughmiller, Hallett and Nordin participate in the KAR Holdings annual incentive program.

The Insurance Auto Auctions, Inc. 2007 Incentive Plan. The Insurance Auto Auctions, Inc. 2007 Incentive Plan was adopted following completion of the Transactions for the purpose of motivating and rewarding the successful achievement of pre-determined financial objectives at IAAI Salvage. Mr. O’Brien is the only named executive officer that participates in the Insurance Auto Auctions, Inc. 2007 Incentive Plan. The Insurance Auto Auctions, Inc. 2007 Incentive Plan uses the EBITDA of IAAI Salvage as the measure of financial performance under the plan.

Performance Targets for 2007 for the KAR Holdings Annual Incentive Program and the Insurance Auto Auctions, Inc. 2007 Incentive Plan. Under the incentive plans, threshold performance objectives must be met in order for any payout to occur. Payouts can range from 25% of target awards for performance at threshold up to a maximum of 145% of target awards for superior performance or no payout if performance is below threshold. The Committee spends significant time analyzing financial measures and determining the level of performance required to receive threshold, target and superior annual incentive payouts. The Committee established the performance objectives in amounts which it believed would be achievable given a sustained effort on the part of the executive officers and which would require increasingly greater effort to achieve the target and superior objectives. The Committee may increase or decrease the performance targets and the potential payouts at each performance target, if, in the discretion of the Committee, the circumstances warrant such an adjustment.

The following table shows the annual incentive opportunities for our named executive officers for 2007:

Name	Salary	Threshold % of Base Salary	Target % of Base Salary	Superior % of Base Salary	Bonus Goal Weighting %
					KAR Holdings	ADESA Auctions	IAAI Salvage
Brian Clingen	$575,000	32.5%	100%	130%	100%	0%	0%
Eric Loughmiller	$350,000	25%	75%	100%	100%	0%	0%
James Hallett	$575,000	32.5%	100%	130%	25%	75%	0%
Thomas O’Brien	$468,234	85%	100%	145%	0%	0%	100%
John Nordin	$275,000	25%	75%	100%	100%	0%	0%

The annual incentives paid to our executive officers for 2007 are shown in the Summary Compensation Table on page 125.

Long-Term Equity Incentive Programs

The KAR Holdings, Inc. Stock Incentive Plan. The KAR Holdings, Inc. Stock Incentive Plan (the “Stock Incentive Plan”) was adopted following completion of the Transactions to foster and promote the long-term financial success of KAR Holdings and its subsidiaries and materially increase stockholder value by:

•	motivating superior performance by means of service-based and performance-based incentives;

•	encouraging and providing for the acquisition of an ownership interest in KAR Holdings; and

•

enabling KAR Holdings and its subsidiaries to attract and retain the services of a skilled and experienced executive management team upon whose judgment, interest and special effort the successful conduct of its and their operations is largely dependent.

The Stock Incentive Plan provides for the grant of two types of options and restricted stock. No restricted stock has been granted under the plan. Participation in the Stock Incentive Plan is limited to such persons as the Committee, in its discretion, designates. The number of options granted to each participant, the date of such grant, and the exercise price of the options are also subject to the discretion of the Committee.

Under the Stock Incentive Plan, one-fourth of the total amount of each option grant are service options, and three-fourths of the amount of each grant are exit options. The ratio of service options to exit options was determined based upon the advice of our Equity Sponsors and is intended to encourage the achievement of certain pre-established goals and objectives. Service options are generally exercisable in four equal annual installments, commencing on the first anniversary of the grant date. Exit options are performance-based options, and generally become exercisable only after the occurrence of an Exit Event based on the satisfaction of certain performance goals. An “Exit Event” includes, generally, any transaction other than an initial public offering which results in the sale, transfer or other disposition by the Investor Members (as defined in the LLC Agreement) to a third party of (a) all or substantially all of the limited liability company interests of KAR LLC beneficially owned by the Investor Members as of the date of such transaction; or (b) all of the assets of KAR LLC and its subsidiaries, taken as a whole.

Upon the occurrence of an Exit Event, exit options become exercisable in accordance with the following schedule:

•

None of the exit options will become exercisable unless the Investor Members receive an internal rate of return on their initial investment in the company of at least 12% compounded annually and the Investment Multiple, as defined in the Stock Incentive Plan, is greater than 1.5.

•

All of the exit options will become exercisable if the Investor Members receive an internal rate of return on their initial investment in the company of at least 12% compounded annually and the Investment Multiple is at least 3.5.

•

The exit options will become partially exercisable on a ratable basis if the Investor Members receive an internal rate of return on their initial investment in the company of at least 12% compounded annually and the Investment Multiple is greater than 1.5 but less than 3.5.

All exit options which do not become exercisable at the time of an Exit Event will be cancelled. All of the shares acquired upon exercise of any option will be subject to a shareholders agreement and a registration rights agreement. No option is exercisable on or after the tenth anniversary of the date on which it was granted.

Because our executive officers were awarded profit interests, or Override Units, in KAR LLC in connection with the completion of the Transactions, the Committee did not establish performance objectives for 2007 and did not grant any awards to our named executive officers under the Stock Incentive Plan for 2007.

Retirement, Health, and Welfare Benefits

We offer a variety of health and welfare and retirement programs to all eligible employees, including our executive officers. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, dental, vision, pharmacy, life insurance, disability and accidental death and disability. We also provide travel insurance to all employees who travel for business purposes.

Perquisites

In general, the Committee believes that the provision of a certain level of perquisites and other personal benefits to the named executive officers is reasonable and consistent with the objective of facilitating and allowing KAR Holdings to attract and retain highly qualified executive officers.

Severance and Change in Control Agreements

The Committee recognizes that, from time to time, it is appropriate to enter into agreements with our executive officers to ensure that we continue to retain their services and to promote stability and continuity within the company. In connection with the completion of the Transactions, Thomas O’Brien and John Nordin entered into individually negotiated employment agreements. Messrs. O’Brien and Nordin are the only named executive officers who have an employment agreement with KAR Holdings or one of its subsidiaries. None of our named executive officers have a change in control agreement other than Messrs. O’Brien and Nordin.

A description of Mr. Nordin’s and Mr. O’Brien’s employment agreements can be found in the section entitled “Potential Payments Upon Termination or Change in Control” beginning on page 129.

KAR LLC Override Units

LLC Agreement. Our named executive officers are also Management Members in KAR LLC. Through the issuance by KAR LLC of certain profit interests referred to as “Override Units,” our named executive officers are incented to manage from the perspective of owners with an equity stake in the company. Override Units may be issued as either Operating Units, which vest over a period of time, or Value Units, which vest upon the achievement of certain financial objectives for the benefit of the Investor Members. One-fourth of the Override Units are issued as Operating Units and the remaining three-fourths are issued as Value Units. The ratio of Operating Units to Value Units was determined by our Equity Sponsors and is intended to encourage the achievement of certain pre-established performance objectives.

Subject to certain conditions, including possible forfeiture, the holders of Override Units have certain rights with respect to profits and losses of KAR LLC and distributions from KAR LLC. Operating Units may be forfeited on a pro rata basis if the executive ceases to be employed by KAR LLC or one of its subsidiaries prior to the fourth anniversary of the date of grant. All Value Units will participate in distributions if the Investment Multiple (as defined in the LLC Agreement) is at least 3.5. The Applicable Performance Percentage (as defined in the LLC Agreement) of the Value Units will participate in distributions if the Investment Multiple is greater than 1.5 but less than 3.5. Notwithstanding the foregoing or anything to the contrary, in no event will any Value Units participate in distributions unless the Investor Members receive an internal rate of return, compounded annually, on their investment in the company of at least 12% and the Investment Multiple is greater than 1.5. Value Units not eligible to participate in distributions will be automatically forfeited. The Override Units are not convertible into common stock and are generally not transferable. The terms of the Override Units, including the vesting requirements and applicable performance standards may be modified by KAR LLC as permitted in the LLC Agreement.

The Committee has discretion to consider the number of Override Units held by each of the named executive officers when determining the compensation of the named executive officers. Our named executive officers Override Units in KAR LLC are as follows:

Name	Value Units	Operating Units
Brian Clingen	131,054.76	43,684.92
Eric Loughmiller	38,436.00	12,812.00
James Hallett	131,054.76	43,684.92
Thomas O’Brien	41,196.22	13,732.07
John Nordin	10,912.50	3,637.50

Legacy Compensation

Certain of our named executive officers were management employees or equity holders in ADESA, IAAI Salvage or one of our Equity Sponsors prior to the completion of the Transactions. These executive officers have received, and in certain instances will continue to receive, compensation under arrangements that were in place at the time of the Transactions. The Committee feels that these arrangements relate primarily to compensation for prior service and does not consider the value of these benefits as a significant factor in setting the ongoing compensation of the named executive officers.

Axle LLC Override Units

Axle LLC Agreement. Prior to the date of the Transactions, Thomas O’Brien and John Nordin have been Management Members of Axle Holdings II, LLC (“Axle LLC”). As such, they each hold profit interests in Axle LLC referred to as Override Units (the “Axle Override Units”) which were granted prior to the completion of the Transactions. The company recognizes a compensation expense with respect to the Axle Override Units.

Similar to the Override Units in KAR LLC, the Axle Override Units consist of Operating Units, which vest over a period of time, and Value Units, which vest upon the achievement of certain financial objectives for the benefit of certain of the investors in Axle LLC referred to in the Axle LLC Agreement as the “Kelso Members.”

Subject to certain conditions, including possible forfeiture, the holders of Axle Override Units have certain rights with respect to profits and losses of Axle LLC and distributions from Axle LLC. The Axle Operating Units may be forfeited in accordance with the schedule established in the Axle LLC Agreement if the executive ceases to be employed by Axle LLC or one of its subsidiaries prior to the third anniversary of the date of grant. Value Units vest and become eligible to participate in distributions upon the occurrence of certain Exit Events only if, upon the occurrence of such an event, the Kelso Members receive an internal rate of return, compounded annually, on their investment in Axle LLC of at least 12%, and the Investment Multiple (as defined in the Axle LLC Agreement) is greater than two (2). All Value Units will participate in distributions if the Investment Multiple is at least four (4). If the Investment Multiple is greater than two (2), but less than four (4), the Value Units will participate in the distribution on a ratable basis. Value Units not eligible to participate in distributions will be automatically forfeited.

For purposes of the Axle Override Units, an “Exit Event” includes, generally, any transaction which results in the sale, transfer or other disposition by the Kelso Members to a third party of (a) all or substantially all of the limited liability company interests of Axle LLC beneficially owned by the Investor Members as of the date of such transaction; or (b) all of the assets of Axle LLC and its subsidiaries, taken as a whole.

The Axle Override Units were not granted by the Committee and the Committee does not have authority to amend the terms of the Axle Override Units. Messrs. O’Brien and Nordin hold profits interests in Axle LLC as follows:

Name	Value Units	Operating Units
Thomas O’Brien	128,971	64,485
John Nordin	33,333	16,667

Rollover Stock Options

In connection with the completion of the Transactions, certain stock options held by Messrs. O’Brien and Nordin to acquire shares of stock of Axle Holdings were converted, pursuant to the terms of a Rollover Stock Option Agreement, into options to acquire shares of common stock of KAR Holdings. Following their conversion, the stock options became exercisable for specified number of shares of common stock of KAR Holdings on substantially the same terms and conditions as they had been exercisable under the Axle Holdings, Inc. Stock Incentive Plan. For additional information concerning the terms on which the rollover stock options are exercisable, see “Compensation Discussion and Analysis—Potential Payments Upon Termination or Change in Control” beginning on page 129.

Tax and Accounting Considerations

Employment Agreements. Section 280G of the Code (“Section 280G”) and related provisions impose substantial excise taxes under Section 4999 of the Internal Revenue Code of 1986 (the “Code”) on so-called “excess parachute payments” payable to certain executive officers upon a change in control and results in the loss of the compensation deduction for such payments by the company.

The employment agreements with Mr. Nordin and Mr. O’Brien provide that a lump sum “Gross-Up Payment” will be made to Mr. Nordin or Mr. O’Brien in such amount as is necessary to ensure that the net amount retained by Mr. Nordin or Mr. O’Brien, after reduction for any excise taxes on the payments under their employment agreement will be equal to the amount that the executive officer would have received if no portion of the payments had been an excess parachute payment.

KAR Holdings, Inc. Stock Incentive Plan. In the event that any payment received under the plan upon the occurrence of an Exit Event would constitute an excess parachute payment, then, the payment will be reduced to the extent necessary to eliminate any such excess parachute payment. In such event, however, KAR Holdings will use good faith efforts to seek the approval of the shareholders in the manner provided for in Section 280G(b)(5) of the Code and the regulations thereunder with respect to such reduced payments, so that such payment would not be treated as a “parachute payment” for this purpose.

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with the requirements of FASB Statement 123(R).

Financial Restatements. The Committee has not adopted a policy with respect to whether we will make retroactive adjustments to any cash- or equity-based incentive compensation paid to executive officers (or others) where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. The Committee believes that this issue is best addressed when the need actually arises, when all of the facts regarding the restatement are known.

Compensation Committee Report

The Committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this prospectus. This report is provided by the following persons, who comprise the Committee:

Church M. Moore (Chairman)

Sanjeev Mehra

Gregory P. Spivy

Brian T. Clingen

Thomas C. O’Brien

Summary Compensation Table For 2007

The table below contains information concerning the compensation of the Principal Executive Officer and the Principal Financial Officer of KAR Holdings and the three most highly compensated individuals who made in excess of $100,000 in total compensation and who served as executive officers during the last fiscal year.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(1)(3)	All Other Compensation ($)(1)(4)	Total ($)
Brian Clingen, Chairman and CEO and EVP (PEO)	2007	$403,288	—		$372,723	$321,136	$21,228	$1,118,375
Eric Loughmiller, CFO (PFO)	2007	$242,890	—		$109,313	$146,956	$2,743	$501,902
James Hallett, President and CEO of ADESA Auctions	2007	$403,288	$210,163	(5)	$372,723	$358,823	$196,857	$1,541,854
Thomas O’Brien, President and CEO of IAAI Salvage	2007	$328,405	—		$1,723,947	$337,753	$17,668	$2,407,773
John Nordin, CIO and EVP	2007	$190,907	—		$446,330	$115,468	$16,312	$769,017

(1)	The amounts included in the Summary Compensation Table and in the accompanying footnotes reflect the following:

•	Messrs. Clingen and Hallett began their employment with KAR Holdings on April 20, 2007.

•

Mr. O’Brien was employed by IAAI Salvage for all of 2007. The amounts reported in the Summary Compensation Table do not include any compensation for periods prior to April 20, 2007, which is the date on which IAAI Salvage became a subsidiary of the Registrant.

•

Messrs. Loughmiller and Nordin began their employment with KAR Holdings on April 20, 2007. Prior to such time, Messrs. Loughmiller and Nordin were employed by IAAI Salvage. The amounts reported in the Summary Compensation Table do not include any compensation for periods prior to April 20, 2007, which is the date on which IAAI Salvage became a subsidiary of the Registrant.

(2)	There were no stock options awarded to the named executive officers during 2007 under the Stock Incentive Plan. The amounts reported in this column include the compensation expense that was recognized for financial reporting purposes for fiscal year 2007 in accordance with SFAS 123(R) for (i) the rollover stock options held by Messrs. O’Brien and Nordin (see, “Compensation Discussion and Analysis—Legacy Compensation—Rollover Stock Options), (ii) the KAR LLC Override Units held by our named executive officers (see, “Compensation Discussion and Analysis—KAR LLC Override Units), and (iii) the Axle Override Units held by Messrs. O’Brien and Nordin. (See, “Compensation Discussion and Analysis—Legacy Compensation—Axle Holdings II, LLC Override Units”) See Note 7 to our financial statements regarding the assumptions made in determining the dollar amount recognized for financial statement reporting purposes.

(3)	The amounts payable under the KAR Holdings annual incentive program and the Insurance Auto Auctions, Inc. 2007 Incentive Plan have been pro-rated for the period of May 1, 2007 through December 31, 2007.

(4)	The amounts reported include an automobile allowance, 401(k) matching contributions and group term life insurance. The amount shown for Mr. Hallett also includes (i) $91,251 of relocation expenses, and (ii) $77,713 related to payments under the Severance and General Release entered into by Mr. Hallett and ADESA on June 21, 2005. The company assumed the obligation to pay the amounts due under the Severance and General Release Agreement in connection with the Transactions and subsequent re-employment of Mr. Hallett.

•	The automobile allowance provided to each named executive officer was as follows: Mr. Clingen—$17,534; Mr. Loughmiller—$493; Mr. Hallett—$17,534; Mr. O’Brien—$12,625; and Mr. Nordin—$12,625.

•	The 401(k) matching contributions provided to each named executive officer was as follows: Mr. Clingen—$2,808; Mr. Loughmiller—$1,380; Mr. Hallett—$9,000; Mr. O’Brien—$4,170; and Mr. Nordin—$2,356.

(5)	In recognition of the time and effort that Mr. Hallett expended in assisting in structuring and facilitating the Transactions prior to his employment by the company, Mr. Hallett was paid a bonus.

Grants Of Plan-Based Awards Table For 2007

The following table describes non-equity incentive awards made to the named executive officers under the KAR Holdings annual incentive program and the Insurance Auto Auctions, Inc. 2007 Incentive Plan. The table also describes certain profit interest awards made to the named executive officers in their capacity as Management Members of KAR LLC and certain stock options that were converted into options to acquire shares of the company in connection with the Transactions.

Name (a)	Grant Date (b)			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock Option Awards(5) (l)
			Date of Committee Action	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#)(2) (f)	Target (#)(3) (g)	Maximm (#)(4) (h)
Brian Clingen	N/A			$124,583	$383,333	$498,333
	06/15/2007		05/24/2007							43,684.92	$100	$36.90
	06/15/2007		05/24/2007						131,054.76		$100	$45.21

Eric Loughmiller	N/A			$58,333	$175,000	$233,333
	06/15/2007		05/24/2007							12,812	$100	$36.90
	06/15/2007		05/24/2007						38,436		$100	$45.21

James Hallett	N/A			$124,583	$383,333	$498,333
	06/15/2007		05/24/2007							43,684.92	$100	$36.90
	06/15/2007		05/24/2007						131,054.76		$100	$45.21

Thomas O’Brien	N/A			$265,333	$312,156	$452,626
	06/15/2007		05/24/2007							13,732.07	$100	$36.90
	06/15/2007		05/24/2007						41,196.22		$100	$45.21
	11/14/2003	(6)								24,905.60	$31.40	$48.98
	12/16/2002	(7)								26,467.20	$35.15	$54.83

John Nordin	N/A			$45,833	$137,500	$183,333
	06/15/2007		05/24/2007							3,637.50	$100	$36.90
	06/15/2007		05/24/2007						10,912.50		$100	$45.21
	11/14/2003	(6)								2,646.80	$31.40	$48.98

(1)	Columns (c), (d) and (e) include the potential awards for performance at the target, threshold and superior levels under the KAR Holdings annual incentive program and the Insurance Auto Auctions, Inc. 2007 Incentive Plan. These amounts have been pro rated for the period of May 1, 2007 through December 31, 2007. See “Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentives” above for further information on the terms of the KAR Holdings annual incentive program and the Insurance Auto Auctions, Inc. 2007 Incentive Plan.

(2)	These amounts cannot be determined until such time as an Exit Event has occurred and all surrounding facts and circumstances are known. See “Compensation Discussion and Analysis—KAR LLC Override Units” for a description of the Override Units.

(3)	These amounts cannot be determined until such time as an Exit Event has occurred and all surrounding facts and circumstances are known. See “Compensation Discussion and Analysis—KAR LLC Override Units” for a description of the Override Units.

(4)	These amounts represent the maximum number of Value Units which will participate in a distribution if the Investor Members receive an internal rate of return, compounded annually, on their investment in the company of at least 12% and the Investment Multiple is at least 3.5. See “Compensation Discussion and Analysis—KAR LLC Override Units” for a description of the Override Units.

(5)	The amounts reported in this column include the grant date fair value of the Value Units, Operating Units and rollover stock options calculated in accordance with SFAS 123(R). See Note 7 to our financial statements regarding the assumptions made in valuing the grants.

(6)	These options were granted on November 14, 2003 pursuant to the Insurance Auto Auctions, Inc. 2003 Stock Option Plan prior to the date of the Transactions. These options were converted into options to acquire shares of common stock of KAR Holdings pursuant to the terms of a Rollover Stock Option Agreement.

(7)	These options were granted on December 16, 2002 pursuant to the Insurance Auto Auctions, Inc. 1991 Stock Option Plan prior to the date of the Transactions. These options were converted into options to acquire shares of common stock of KAR Holdings pursuant to the terms of a Rollover Stock Option Agreement.

Outstanding Equity Awards At Fiscal Year-End Table For 2007

Option Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Option Exercise Price ($) (e)		Option Expiration Date (f)
Brian Clingen			43,684.92 131,054.76	(1) (2)	$ $	100 100	06/15/2017 06/15/2017

Eric Loughmiller			12,812 38,436	(1) (2)	$ $	100 100	06/15/2017 06/15/2017

James Hallett			43,684.92 131,054.76	(1) (2)	$ $	100 100	06/15/2017 06/15/2017

Thomas O’Brien			13,732.07	(1)		$100	06/15/2017
			41,196.22	(2)		$100	06/15/2017
	24,905.60	(3)				$31.40	11/14/2013
	26,467.20	(4)				$35.15	12/16/2012
	53,735.35	(5)	10,749.65	(5)		$25.62	05/25/2015
			128,971	(6)		$25.62	05/25/2015

John Nordin			3,637.50	(1)		$100	06/15/2017
			10,912.50	(2)		$100	06/15/2017
	2,646.80	(3)				$31.40	11/14/2013
	13,888.61	(5)	2,778.39	(5)		$25.62	05/25/2015
			33,333	(6)		$25.62	05/25/2015

(1)	These Operating Units in KAR LLC were granted on June 15, 2007 and vest ratably over a period of four years following the date of grant.

(2)	These Value Units in KAR LLC were granted on June 15, 2007 and vest upon the occurrence of an Exit Event and the achievement of certain performance criteria as described in the “Compensation Discussion and Analysis—KAR LLC Override Units.”

(3)	These options were granted on November 14, 2003 pursuant to the Insurance Auto Auctions, Inc. 2003 Stock Option Plan prior to the date of the Transactions. These options were converted into options to acquire shares of common stock of KAR Holdings pursuant to the terms of a Rollover Stock Option Agreement. These options were fully vested at the time of the Transactions.

(4)	These options were granted on December 16, 2002 pursuant to the Insurance Auto Auctions, Inc. 1991 Stock Option Plan prior to the date of the Transactions. These options were converted into options to acquire shares of common stock of KAR Holdings pursuant to the terms of a Rollover Stock Option Agreement. These options were fully vested at the time of the Transactions.

(5)	These Operating Units in Axle LLC were granted on May 25, 2005 and vest ratably over a period of 12 quarters following the date of grant.

(6)	These Value Units in Axle LLC were granted on May 25, 2005 and vest upon the occurrence of an Exit Event and the achievement of certain performance criteria as described in the “Compensation Discussion and Analysis—Legacy Compensation—Axle Holdings II LLC Override Units.”

Potential Payments Upon Termination Or Change-In-Control

The following is a discussion of payments and benefits that would be due to each of our named executive officers upon the termination of his employment. The amounts in the tables below assume that each termination was effective as of the last business day of the year, December 28, 2007 and are merely illustrative of the impact of a hypothetical termination of each executive officer’s employment. The amounts to be payable upon an actual termination of employment can only be determined at the time of such termination based on the facts and circumstances then prevailing.

The KAR Holdings Annual Incentive Program. The KAR Holdings annual incentive program provides for the following severance and change in control payments:

Death, Disability, Retirement. In the event that the employment of any executive officer who participates in the plan is terminated as a result of the officer’s death, disability or retirement, such officer will be entitled to receive a lump sum pro-rated amount of any incentive award which they otherwise would have been entitled to receive.

Voluntary Termination or For Cause Termination. If the employment of any executive officer who participates in the plan is terminated for cause or the executive officer voluntarily terminates his employment with KAR Holdings or ADESA Auctions, such executive officer will forfeit all rights to any incentive award payment under the plan.

The Insurance Auto Auctions, Inc. 2007 Incentive Plan. The Insurance Auto Auctions, Inc. 2007 Incentive Plan provides for the following severance and change in control payments:

Death, Disability, Retirement. In the event that the employment of any executive officer who participates in the plan is terminated as a result of the officer’s death, disability or retirement, such officer will be entitled to receive a lump sum pro-rated amount of any incentive award which they otherwise would have been entitled to receive.

Voluntary Termination or For Cause Termination. If the employment of any executive officer who participates in the plan is terminated for cause or the executive officer voluntarily terminates his employment with IAAI Salvage, such executive officer will forfeit all rights to any incentive award payment under the plan.

The KAR Holdings, Inc. Stock Incentive Plan. The KAR Holdings, Inc. Stock Incentive Plan provides for the following severance and change in control payments:

Death, Disability, Retirement. In the event that the executive officer’s employment with KAR Holdings or any subsidiary of KAR Holdings terminates by reason of the executive officer’s death, disability or retirement, then all options held by the executive officer that are exercisable as of the date of such termination may be exercised by the executive officer or the executive officer’s beneficiary at any time prior to one (1) year following the executive officer’s termination of employment or the normal expiration date of the options. Any options that are not then exercisable shall terminate and be canceled immediately upon the executive officer’s death, disability or retirement.

Voluntary Termination or For Cause Termination. In the event that the executive officer’s employment with KAR Holdings or any subsidiary of KAR Holdings is terminated for cause or due to voluntary resignation, all options held by the executive, whether or not then exercisable, shall terminate and be canceled immediately upon such termination of employment.

Unless specified otherwise in a named executive officer’s employment agreement, “cause” includes (i) the refusal or neglect of the named executive officer to perform substantially his employment-related duties, (ii) the named executive officer’s personal dishonesty, incompetence, willful misconduct or breach of fiduciary duty, (iii) the named executive officer’s indictment for, conviction of or entering a plea of guilty or nolo contendere to a crime constituting a felony or his willful violation of any applicable law, (iv) the named executive officer’s failure to reasonably cooperate, following a request to do so by KAR Holdings or any of its subsidiaries, in any internal or governmental investigation or (v) the named executive officer’s material breach of any written covenant or agreement not to disclose any information pertaining to KAR Holdings or any of its subsidiaries or not to compete or interfere with KAR Holdings or any of its subsidiaries.

Termination Without Cause or For Good Reason. In the event that the executive officer’s employment with KAR Holdings or any subsidiary of KAR Holdings is terminated by KAR Holdings or any of its subsidiaries without cause or by the named executive officer for good reason, any options held by the executive officer which are exercisable at the date of the executive officer’s termination of employment shall be exercisable at any time up until the 90th day following the executive officer’s termination of employment or the normal expiration date of the options. Any options held by the executive that are not then exercisable shall terminate and be canceled immediately upon such termination of employment.

Unless specified otherwise in a named executive officer’s employment agreement, the termination of a named executive officer’s employment with KAR Holdings or any of its subsidiaries shall be for “good reason” if such named executive officer voluntarily terminates his employment with KAR Holdings or any of its subsidiaries as a result of certain reductions being made to the named executive officer’s salary or benefits without the named executive officer’s prior consent.

Following the Occurrence of an Exit Event. Following the occurrence of an Exit Event each outstanding service option and each outstanding exit option (according to the schedule which follows) will be cancelled in exchange for a cash payment in an amount equal to the excess of the Exit Event Price (as defined in the plan) over the Option Price (as defined in the plan).

In the event that an Exit Event has occurred and the new employer has not agreed to honor and assume such options or substitute substantially equivalent options, exit options become exercisable in accordance with the following schedule:

•

None of the exit options will become exercisable unless the Investor Members receive an internal rate of return on their initial investment in the company of at least 12% compounded annually and the Investment Multiple, as defined in the Stock Incentive Plan, is greater than 1.5.

•

All of the exit options will become exercisable if the Investor Members receive an internal rate of return on their initial investment in the company of at least 12% compounded annually and the Investment Multiple is at least 3.5.

•

The exit options will become partially exercisable on a ratable basis if the Investor Members receive an internal rate of return on their initial investment in the company of at least 12% compounded annually and the Investment Multiple is greater than 1.5 but less than 3.5.

All exit options which do not become exercisable at the time of an Exit Event will be cancelled.

Reduction for Excess Parachute Payments. In the event that any payment received under the KAR Holdings Stock Incentive Plan upon the occurrence of an Exit Event would constitute an excess parachute payment, then, the payment will be reduced to the extent necessary to eliminate any such excess parachute payment. In such event, KAR Holdings will use good faith efforts to seek the approval of the shareholders in the manner provided for in Section 280G(b)(5) of the Code and the regulations thereunder with respect to such reduced payment so that such payment would not be treated as a “parachute payment” for this purpose.

Rollover Stock Options. Pursuant to the terms of a Rollover Stock Option Agreement entered into in connection with the completion of the Transactions, the options held by Messrs. O’Brien and Nordin to acquire shares of Axle Holdings, Inc. were converted into options to acquire shares of KAR Holdings. Pursuant to the Rollover Stock Option Agreement, the options are exercisable according to substantially the same terms and conditions, including vesting, as were applicable to the options under the Axle Holdings, Inc. Stock Incentive Plan.

Death, Disability or Retirement. Subject to the right of the company to repurchase all or any portion of the options held by an executive officer, in the event that an executive officers’ employment with the company or any subsidiary of the company is terminated because of the executive officer’s death, disability or retirement, any options granted to the executive officer which are otherwise exercisable, may be exercised for a period of one year following the termination of the executive officer’s employment or the expiration of the term of the options, whichever period is shorter. After one year, all remaining options will terminate.

Voluntary Termination or For Cause Termination. Subject to the right of the company to repurchase all or any portion of the options held by an executive officer, in the event an executive officer’s employment with the company or any subsidiary of the company is terminated for cause or due to the voluntary resignation of the executive officer, all options granted to the executive officer shall be forfeited, regardless of whether such options are exercisable.

Unless specified otherwise in a named executive officer’s employment agreement, “cause” includes (i) the refusal or neglect of the named executive officer to perform substantially his employment-related duties, (ii) the named executive officer’s personal dishonesty, incompetence, willful misconduct or breach of fiduciary duty, (iii) the named executive officer’s indictment for, conviction of or entering a plea of guilty or nolo contendere to a crime constituting a felony or his willful violation of any applicable law, (iv) the named executive officer’s failure to reasonably cooperate, following a request to do so by the company, in any internal or governmental investigation or (v) the named executive officer’s material breach of any written covenant or agreement not to disclose any information pertaining to the company or not to compete or interfere with the company.

Termination Without Cause or For Good Reason. Subject to the right of the company to repurchase all or any portion of the options then held by an executive officer, in the event that an executive officer’s employment with the company or any subsidiary of the company is terminated by the company without cause or by the named executive officer for good reason, any options granted to such executive officer which are otherwise exercisable, may be exercised at any time during a 60 day period following the termination of the executive officer’s employment or the expiration of the term of the options, whichever period is shorter. Following the expiration of the 60 day period all remaining unexercised options shall terminate.

Unless specified otherwise in a named executive officer’s employment agreement, the termination of a named executive officer’s employment with the company or any subsidiary of the company shall be for “good reason” if such named executive officer voluntarily terminates his employment with the company or any of its subsidiaries as a result of certain reductions being made to the named executive officer’s salary or benefits without the named executive officer’s prior consent.

Following the Occurrence of an Exit Event. Following the occurrence of an Exit Event, each service based option (whether or not then exercisable), together with any outstanding performance based option that, prior to or in connection with such Exit Event, have become exercisable in connection with the attainment of performance objectives, shall be canceled in exchange for a cash payment by the company. All other options will be forfeited.

Reduction for Excess Parachute Payments. In the event that any payment received upon the occurrence of an Exit Event would constitute an excess parachute payment, then, the payment will be reduced to the extent necessary to eliminate any such excess parachute payment. In such event, KAR Holdings will use good faith efforts to seek the approval of the shareholders in the manner provided for in Section 280G(b)(5) of the Code and the regulations thereunder with respect to such reduced payment so that such payment would not be treated as a “parachute payment” for this purpose.

Employment Agreements. Messrs. O’Brien and Nordin are currently the only named executive officers who have employment agreements with KAR Holdings or one of its subsidiaries. The employment agreements provide for at will employment and may be terminated by the executive officer or company at any time for any reason, with or without cause. Unless otherwise indicated, the discussion which follows applies to Mr. Nordin with respect to his employment agreement with KAR Holdings and to Mr. O’Brien with respect to which employment agreement with IAAI Salvage. Messrs. Nordin’s and O’Brien’s employment agreements provide for the following severance and change in control payments:

Termination Due to the Executive Officer’s Death or Disability. If the employment agreement is terminated as a result of the death or disability of the executive officer, the company will be obligated to pay the executive officer or his legal representatives the lump sum of (i) the portion of the executive officer’s base salary earned for services performed through the date of termination and accrued vacation earned but unpaid through the date of termination, plus (ii) the greater of (I) the product of (x) any incentive compensation paid to or deferred by the executive officer for the fiscal year preceding the fiscal year in which the date of termination occurs and (y) a fraction, the numerator of which is the number of days in the current fiscal year through the date of termination, and the denominator of which is 365 and (II) the average of the past three (3) years’ annual bonuses, provided, however, that the executive officer shall receive his target bonus if he is terminated within his first eight (8) fiscal quarters with the company (such greater amount being the “Highest Annual Bonus”) and (C) any compensation previously deferred by the executive officer. The aggregate of the foregoing is referred to as the “Accrued Obligations.” Mr. Nordin’s target bonus is 75% of his annual base salary and Mr. O’Brien’s target bonus is 100% of his annual base salary.

Voluntary Termination by the Executive Officer or Termination for Cause by the Company. If the executive officer voluntarily terminates the employment agreement or the company terminates the employment agreement for cause, the company’s only obligation will be to pay the executive officer a lump sum amount equal to his base salary for the services performed through the date of termination and any accrued vacation earned but unpaid through date of termination. For purposes of the employment agreements, "cause" means (i) the willful and continued failure of the named executive officer to perform substantially his duties with the company or one of its affiliates (other than any such failure resulting from incapacity due to medically documented illness or injury), 30 days after a written demand for substantial performance is delivered to the named executive officer by the board of directors which specifically identifies the manner in which the board of directors believes that the named executive officer has not substantially performed his duties; or (ii) the willful engaging by the named executive officer in illegal conduct or misconduct which is injurious to the company.

Termination for Other Reasons.

John Nordin. If the employment agreement is terminated apart from a change in control, KAR Holdings will be obligated to pay Mr. Nordin a lump sum amount equal to the sum of (i) the portion of Mr. Nordin’s base salary earned for services performed through the date of termination and any accrued vacation earned but not paid through the date of termination, (ii) a lump sum payment equal to Mr. Nordin’s annual base salary in effect at the time Mr. Nordin’s employment is terminated; plus (iii) Mr. Nordin’s average annual bonus received over the eight (8) fiscal quarters of KAR Holdings immediately preceding fiscal quarter during which Mr. Nordin’s employment is terminated, without exceeding Mr. Nordin’s target bonus for the fiscal year during which his employment is terminated, provided, however, that Mr. Nordin shall receive his target bonus if he is terminated within his first eight (8) fiscal quarters of employment with KAR Holdings; plus (iv) Mr. Nordin’s auto allowance for the fiscal year during which Mr. Nordin’s employment is terminated. In addition, KAR Holdings shall provide, at its expense, continued group health plan coverage for Mr. Nordin and his qualified beneficiaries for a period extending through the earlier of the date Mr. Nordin begins any subsequent full-time employment for another employer for pay and the date that is one (1) year after Mr. Nordin’s termination of employment.

Thomas O’Brien. If the employment agreement is terminated apart from a change in control, IAAI Salvage will be obligated to pay Mr. O’Brien a lump sum amount equal to the sum of (i) Mr. O’Brien’s base salary at the date of termination, (ii) Mr. O’Brien’s average annual bonus received over the eight (8) fiscal quarters immediately preceding fiscal quarter during which Mr. O’Brien’s employment is terminated, without exceeding Mr. O’Brien’s target bonus for the fiscal year during which Mr. O’Brien’s employment is terminated, provided, however, that Mr. O’Brien shall receive his target bonus if he is terminated within his first eight (8) fiscal quarters of employment with IAAI Salvage; plus (iii) Mr. O’Brien’s auto allowance for IAAI Salvage’s fiscal year during which Mr. O’Brien’s employment is terminated. In addition, IAAI Salvage shall be required to continue to provide, at IAAI Salvage’s expense, group health plan coverage for Mr. O’Brien and his qualified beneficiaries for a period extending through the earlier of the date Mr. O’Brien begins any subsequent full-time employment for another employer for pay and the date that is one (1) year after Mr. O’Brien’s termination of employment.

Termination Within Two (2) Years Following A Change in Control. If the executive officer’s employment with the company is terminated by reason of the executive officer’s involuntary termination or termination without cause by the company within two (2) years after the effective date of the change in control, the company shall be obligated to pay the executive officer a lump sum (i) amount equal to 150% of the sum of (A) the executive officer’s annual base salary then in effect and (B) his Highest Annual Bonus (as defined above); and (ii) the amount of any Accrued Obligations (as defined above). In addition, the company must provide, at its expense, continued coverage of the executive officer and his qualified beneficiaries for eighteen (18) months after the date of termination or until the executive officer commences any full-time employment with another employer, whichever comes first, under the company’s health plan covering the executive officer and his beneficiaries.

For purposes of the foregoing, an “involuntary termination” means, generally, the executive officer’s voluntary termination following (i) a material diminution in the executive officer’s position, (ii) a material diminution in the executive officer’s level of compensation (base salary for Mr. Nordin and base salary and targeted incentive compensation for Mr. O’Brien), or (iii) a material change in the executive officer’s place of employment, which is more than seventy-five (75) miles from the executive officer’s place of employment prior to the change, provided such change or reduction is effected without the executive officer’s written concurrence.

Termination after the Second Year Following a Change in Control. If the executive officer is terminated after the second year following a Change in Control, the obligations of the company will be as they otherwise would have been if a change in control had not occurred.

Stock Options after a Change in Control. All of the executive officer’s outstanding options to purchase KAR Holdings stock shall accelerate and become fully exercisable upon a change in control.

Excise Tax Gross-Up. A lump sum “Gross-Up Payment” will be made to Mr. Nordin or Mr. O’Brien in such amount as is necessary to ensure that the net amount retained by Mr. Nordin or Mr. O’Brien, after reduction for any excise taxes on the payments under their respective employment agreements will be equal to the amount that the executive officer would have received if no portion of the payments under their respective employment agreements had been an excess parachute payment.

Requirements With Respect to Non-Competition and Non-Solicitation. The employment agreements provide that during an eighteen month period following termination, the executive officers may not become employed by or engage in any activity or other business substantially similar to or competitive with the business of the company within the continental United States, Canada and Mexico. Further, the executive officers may not solicit, aid or induce any employee of the company to leave the company or any customer, client, vendor, lender, supplier or sales representative of the company or similar persons engaged in business with the company to discontinue the relationship or reduce the amount of business done with the company.

LLC Agreement

The LLC Agreement provides for the following severance and change in control payments to the named executive officers who are also Management Members of KAR LLC:

Termination for Cause. In the event that a Management Member’s employment is terminated for cause, all Override Units issued to such Management Member will be forfeited. “Cause” includes (i) the refusal or neglect of the named executive officer to perform substantially his employment-related duties, (ii) the named executive officer’s personal dishonesty, incompetence, willful misconduct or breach of fiduciary duty, (iii) the named executive officer’s indictment for, conviction of or entering a plea of guilty or nolo contendere to a crime constituting a felony or his willful violation of any applicable law, (iv) the named executive officer’s failure to reasonably cooperate, following a request to do so by the company, in any internal or governmental investigation or (v) the named executive officer’s material breach of any written covenant or agreement not to disclose any information pertaining to the company or not to compete or interfere with the company.

Termination for Any Reason Other Than Cause. Provided that an Exit Event has not occurred and that a definitive agreement is not in effect regarding a transaction which, if consummated would result in an Exit Event, then all of the Value Units and a percentage of the Operating Units shall be forfeited according to the following schedule:

If the Termination Occurs	Percentage of Operating Units Forfeited
Before the first anniversary of the grant date	100%
On or after the first anniversary, but before the second anniversary, of the grant date	75%
On or after the second anniversary, but before the third anniversary, of the grant date	50%
On or after the third anniversary, but before the fourth anniversary, of the grant date	25%
On or after the fourth anniversary of the grant date	0%

Occurrence of an Exit Event. Upon the occurrence of an Exit Event, all Operating Units that are held by the Management Members shall vest and Value Units held by such Management Members shall vest and become eligible to participate in distributions in accordance with the following schedule:

•

No Value Units will vest unless, upon the occurrence of the Exit Event, the Investor Members receive an internal rate of return, compounded annually, on their investment in KAR LLC of at least 12%, and the Investment Multiple (as defined in the LLC Agreement) is greater than one and one-half (1.5).

•

All Value Units will vest and participate in distributions if the Investment Multiple is at least three and one-half (3.5) and the Investor Members receive an internal rate of return, compounded annually, on their investment in KAR LLC of at least 12%.

•	If the Investment Multiple is greater than one and one-half (1.5), but less than three and one-half (3.5), the Value Units will participate in the distribution on a ratable basis.

Value Units not eligible to participate in distributions will be automatically forfeited.

Requirements With Respect to Non-Competition and Non-Solicitation.

The LLC Agreement provides that, for a certain period of time the Management Member may not become associated with or employed by any entity that is actively engaged in any geographic area in which the company or any of its subsidiaries does business in any business which is either in competition with the business of the company or any of its subsidiaries conducted at any time during the 12 months preceding the date such Management Member ceases to hold any equity interest in the company or proposed to be conducted by the company or any of its subsidiaries in the company’s business plan as in effect as of the date such Management Member ceases to hold any equity interest in the company.

The LLC Agreement further provides that no Management Member shall directly or indirectly induce any employee of the company or any of its subsidiaries to terminate employment with such entity or otherwise interfere with the employment relationship of the company or any of its subsidiaries with any person who is or was employed by the company or such subsidiary. In addition, the LLC Agreement prohibits any Management Member from soliciting or otherwise attempting to establish for himself any business relationship with any person which is, or at any time during the 12-month period preceding the date such Management Member ceases to hold any equity interest in the company was, a customer, client or distributor of the company or any of its subsidiaries.

Axle LLC Agreement

The Axle LLC Agreement provides for the following severance and change in control payments to the named executive officers who are also Management Members of Axle LLC:

Termination for Cause. In the event that a Management Member’s employment is terminated for cause, all Override Units issued to such Management Member will be forfeited. “Cause” includes (i) the refusal or neglect of the named executive officer to perform substantially his employment-related duties, (ii) the named executive officer’s personal dishonesty, incompetence, willful misconduct or breach of fiduciary duty, (iii) the named executive officer’s indictment for, conviction of or entering a plea of guilty or nolo contendere to a crime constituting a felony or his willful violation of any applicable law, (iv) the named executive officer’s failure to reasonably cooperate, following a request to do so by the company, in any internal or governmental investigation or (v) the named executive officer’s material breach of any written covenant or agreement not to disclose any information pertaining to the company or not to compete or interfere with the company.

Termination for Any Reason Other Than Cause. Provided that an Exit Event has not occurred and that a definitive agreement is not in effect regarding a transaction which, if consummated would result in an Exit Event, then all of the Value Units and a percentage of the Operating Units shall be forfeited according to the following schedule:

If the Termination Occurs:	Percentage of Axle Operating Units Forfeited
Before the first quarterly anniversary of the grant date	100%
On or after the first quarterly anniversary, but before the second quarterly anniversary, of the grant date	91.67%
On or after the second quarterly anniversary, but before the third quarterly anniversary, of the grant date	83.33%
On or after the third quarterly anniversary, but before the fourth quarterly anniversary, of the grant date	75%
On or after the fourth quarterly anniversary, but before the fifth quarterly anniversary, of the grant date	66.67%
On or after the fifth quarterly anniversary, but before the sixth quarterly anniversary, of the grant date	58.33%
On or after the sixth quarterly anniversary, but before the seventh quarterly anniversary, of the grant date	50%
On or after the seventh quarterly anniversary, but before the eighth quarterly anniversary, of the grant date	41.67%
On or after the eighth quarterly anniversary, but before the ninth quarterly anniversary, of the grant date	33.33%
On or after the ninth quarterly anniversary, but before the tenth quarterly anniversary, of the grant date	25%
On or after the tenth quarterly anniversary, but before the eleventh quarterly anniversary, of the grant date	16.67%
On or after the eleventh quarterly anniversary, but before the twelfth quarterly anniversary, of the grant date	8.33%
On or after the twelfth quarterly anniversary of the grant date	0%

Occurrence of an Exit Event. Upon the occurrence of an Exit Event, all Operating Units that are held by the Management Members shall vest and Value Units held by such Management Members shall vest and become eligible to participate in distributions in accordance with the following schedule:

•

No Value Units will vest unless, upon the occurrence of the Exit Event, the Investor Members receive an internal rate of return, compounded annually, on their investment in Axle LLC of at least 12%, and the Investment Multiple (as defined in the Axle LLC Agreement) is greater than two (2).

•

All Value Units will vest and participate in distributions if the Investment Multiple is at least four (4) Investor Members receive an internal rate of return, compounded annually, on their investment in Axle LLC of at least 12%.

•	If the Investment Multiple is greater than one and two (2), but less than four (4), the Value Units will participate in the distribution on a ratable basis.

Value Units not eligible to participate in distributions will be automatically forfeited.

Assuming termination for the stated reasons on the last business day of fiscal year 2007, and giving effect to the agreements and plan provisions described above, the executive officers would receive the following estimated payments and benefits:

Brian Clingen

	Severance	Non-Equity Incentive Pay(1)	Rollover Stock Options	Axle LLC Override Units		KAR LLC Override Units(2)		Gross-up of Excise Taxes	Other (Life Insurance)(3)	Total
				Operating Units	Value Units	Operating Units	Value Units
Death	—	$321,136	—	—	—	—	—	—	$750,000	$1,071,136
Disability(4)	—	$321,136	—	—	—	—	—	—	—	$321,136
Voluntary Termination or for Cause	—	—	—	—	—	—	—	—	—	—
Termination w/o Cause or for Good Reason	—	—	—	—	—	—	—	—	—	—
After Change in control Termination w/o Cause or for Good Reason	—	$321,136	—	—	—	$2,736,423	$518,826	—	—	$3,576,385

(1)	The amounts payable under the KAR Holdings annual incentive program have been pro-rated for the period from May 1, 2007 through December 31, 2007.

(2)	The actual value of the Value Units cannot be determined until such time as an Exit Event occurs and all surrounding facts and circumstances are known. These amounts represent an estimate of the value of the Value Units had an Exit Event occurred on the last business day of the year. For purposes of this estimate, we have made certain assumptions based upon the performance of the company in 2007. Specifically, we have assumed:

•	an Investment Multiple of 1.6264;

•	an estimated share price of $162.64 per share, and

•	an internal rate on the Investor Members’ investment in KAR LLC of at least 12%.

See “Compensation Discussion and Analysis—KAR LLC Override Units” for a description of the Override Units.

(3)	Under the Group Term Life Policy, the executive’s designated beneficiary is entitled to a payment in an amount equal to three times the executive’s annual salary, not exceeding $750,000.

(4)	Long-term disability is a company paid benefit for all employees and only paid after 6 months on short-term disability. The benefit is 66.66% of pay capped at $10,000 per month.

Eric Loughmiller

	Severance	Non-Equity Incentive Pay(1)	Rollover Stock Options	Axle LLC Override Units		KAR LLC Override Units(2)		Gross-up of Excise Taxes	Other (Life Insurance)(3)	Total
				Operating Units	Value Units	Operating Units	Value Units
Death	—	$146,956	—	—	—	—	—	—	$750,000	$896,956
Disability(4)	—	$146,956	—	—	—	—	—	—	—	$146,956
Voluntary Termination or for Cause	—	—	—	—	—	—	—	—	—	—
Termination w/o Cause or for Good Reason	—	—	—	—	—	—	—	—	—	—
After Change in control Termination w/o Cause or for Good Reason	—	$146,956	—	—	—	$802,544	$152,162	—	—	$1,101,662

(1)	The amounts payable under the KAR Holdings annual incentive program have been pro-rated for the period from May 1, 2007 through December 31, 2007.

(2)	The actual value of the Value Units cannot be determined until such time as an Exit Event occurs and all surrounding facts and circumstances are known. These amounts represent an estimate of the value of the Value Units had an Exit Event occurred on the last business day of the year. For purposes of this estimate, we have made certain assumptions based upon the performance of the company in 2007. Specifically, we have assumed:

•	an Investment Multiple of 1.6264;

•	an estimated share price of $162.64 per share, and

•	an internal rate on the Investor Members’ investment in KAR LLC of at least 12%.

See “Compensation Discussion and Analysis—KAR LLC Override Units” for a description of the Override Units.

(3)	Under the Group Term Life Policy, the executive’s designated beneficiary is entitled to a payment in an amount equal to three times the executive’s annual salary, not exceeding $750,000.

(4)	Long-term disability is a company paid benefit for all employees and only paid after 6 months on short-term disability. The benefit is 66.66% of pay capped at $10,000 per month.

James Hallett

	Severance	Non-Equity Incentive Pay(1)	Rollover Stock Options	Axle LLC Override Units		KAR LLC Override Units(2)		Gross-up of Excise Taxes	Other (Life Insurance)(3)	Total
				Operating Units	Value Units	Operating Units	Value Units
Death	—	$358,823	—	—	—	—	—	—	$750,000	$1,108,823
Disability(4)	—	$358,823	—	—	—	—	—	—	—	$358,823
Voluntary Termination or for Cause	—	—	—	—	—	—	—	—	—	—
Termination w/o Cause or for Good Reason	—	—	—	—	—	—	—	—	—	—
After Change in control Termination w/o Cause or for Good Reason	—	$358,823	—	—	—	$2,736,423	$518,826	—	—	$3,614,072

(1)	The amounts payable under the KAR Holdings annual incentive program have been pro-rated for the period from May 1, 2007 through December 31, 2007.

(2)	The actual value of the Value Units cannot be determined until such time as an Exit Event occurs and all surrounding facts and circumstances are known. These amounts represent an estimate of the value of the Value Units had an Exit Event occurred on the last business day of the year. For purposes of this estimate, we have made certain assumptions based upon the performance of the company in 2007. Specifically, we have assumed:

•	an Investment Multiple of 1.6264;

•	an estimated share price of $162.64 per share, and

•	an internal rate on the Investor Members’ investment in KAR LLC of at least 12%.

See “Compensation Discussion and Analysis—KAR LLC Override Units” for a description of the Override Units.

(3)	Under the Group Term Life Policy, the executive’s designated beneficiary is entitled to a payment in an amount equal to three times the executive’s annual salary, not exceeding $750,000.

(4)	Long-term disability is a company paid benefit for all employees and only paid after 6 months on short-term disability. The benefit is 66.66% of pay capped at $10,000 per month.

Thomas O’Brien

	Severance (1)	Non- Equity Incentive Pay (2)	Rollover Stock Options (3)	Axle LLC Override Units(4)		KAR LLC Override Units(5)		Gross-up of Excise Taxes	Other (Life Insurance) (6)	Total
				Operating Units	Value Units	Operating Units	Value Units
Death	—	$337,753	$6,642,914	$2,479,510	—	—	—	—	$500,000	$9,960,177
Disability	—	$337,753	$6,642,914	$2,479,510	—	—	—	—	—	$9,460,177
Voluntary Termination or for Cause	—	—	—	—	—	—	—	—	—	—
Termination w/o Cause or for Good Reason	$793,134	—	$6,642,914	$2,479,510	—	—	—	$2,281,590	—	$12,197,148
After Change in control Termination w/o Cause or for Good Reason	$1,240,586	$337,753	$6,642,914	$2,975,531	$2,383,241	$860,177	$163,090	$3,633,532	—	$18,236,824

(1)	Based upon the executive officer’s annual salary as of December 28, 2007.

(2)	The amounts payable under the Insurance Auto Auctions, Inc. 2007 Incentive Plan have been pro-rated for the period from May 1, 2007 through December 31, 2007.
(3)	For a description of the Rollover Stock Options see footnote 3 and footnote 4 to the Summary Compensation Table.

(4)	These amounts represent profit interest in Axle LLC that were granted prior to the Transactions. The actual value of the Value Units cannot be determined until such time as an Exit Event occurs with respect to Axle LLC and all surrounding facts and circumstances are known. These amounts represent an estimate of the value of the Value Units had an Exit Event occurred on the last business day of the year. For purposes of this estimate, we have made certain assumptions based upon the performance of Axle LLC in 2007. Specifically, we have assumed:

•	an Investment Multiple of 2.8009;

•	an estimated share price of $71.76 per share, and

•	an internal rate on the Kelso Members’ investment in Axle LLC of at least 12%.

See “Compensation Discussion and Analysis—Legacy Compensation—Axle Holdings II LLC Override Units.”

(5)	The actual value of the Value Units cannot be determined until such time as an Exit Event occurs and all surrounding facts and circumstances are known. These amounts represent an estimate of the value of the Value Units had an Exit Event occurred on the last business day of the year. For purposes of this estimate, we have made certain assumptions based upon the performance of the company in 2007. Specifically, we have assumed:

•	an Investment Multiple of 1.6264;

•	an estimated share price of $162.64 per share, and

•	an internal rate on the Investor Members’ investment in KAR LLC of at least 12%.

See “Compensation Discussion and Analysis—KAR LLC Override Units” for a description of the Override Units.

(6)	Under the Group Term Life Policy, the executive’s designated beneficiary is entitled to a payment in an amount equal to two times the executive’s annual salary, not exceeding $500,000.

John Nordin

	Severance (1)	Non-Equity Incentive Pay (2)	Rollover Stock Options (3)	Axle LLC Override Units(4)		KAR LLC Override Units(5)		Gross-up of Excise Taxes	Other (Life Insurance) (6)	Total
				Operating Units	Value Units	Operating Units	Value Units
Death	—	$115,468	$347,366	$640,862	—	—	—		750,000	$1,853,696
Disability(7)	—	$115,468	$347,366	$640,862	—	—	—	—	—	$1,103,696
Voluntary Termination or for Cause	—	—	—	—	—	—	—	—	—	—
Termination w/o Cause or for Good Reason	$511,690	—	$347,366	$640,862	—	—	—	—	—	$1,499,918
After Change in control Termination w/o Cause or for Good Reason	$740,534	$115,468	$347,366	$769,065	$615,957	$227,853	$43,201	$677,797	—	$3,537,241

(1)	Based upon the executive officer’s annual salary as of December 28, 2007.

(2)	The amounts payable under the KAR Holdings annual incentive program have been pro-rated for the period from May 1, 2007 through December 31, 2007.

(3)	For a description of the Rollover Stock Options see footnote 5 to the Summary Compensation Table.

(4)	These amounts represent profit interest in Axle LLC that were granted prior to the Transactions. The actual value of the Value Units cannot be determined until such time as an Exit Event occurs with respect to Axle LLC and all surrounding facts and circumstances are known. These amounts represent an estimate of the value of the Value Units had an Exit Event occurred on the last business day of the year. For purposes of this estimate, we have made certain assumptions based upon the performance of Axle LLC in 2007. Specifically, we have assumed:

•	an Investment Multiple of 2.8009;

•	an estimated share price of $71.76 per share, and

•	an internal rate on the Kelso Members’ investment in Axle LLC of at least 12%.

See “Compensation Discussion and Analysis— Legacy Compensation—Axle Holdings II LLC Override Units.”

(5)	The actual value of the Value Units cannot be determined until such time as an Exit Event occurs and all surrounding facts and circumstances are known. These amounts represent an estimate of the value of the Value Units had an Exit Event occurred on the last business day of the year. For purposes of this estimate, we have made certain assumptions based upon the performance of the company in 2007. Specifically, we have assumed:

•	an Investment Multiple of 1.6264;

•	an estimated share price of $162.64 per share, and

•	an internal rate on the Investor Members’ investment in KAR LLC of at least 12%.

See “Compensation Discussion and Analysis—KAR LLC Override Units” for a description of the Override Units.

(6)	Under the Group Term Life Policy, the executive’s designated beneficiary is entitled to a payment in an amount equal to three times the executive’s annual salary, not exceeding $750,000.

(7)	Long-term disability is a company paid benefit for all employees and only paid after 6 months on short-term disability. The benefit is 66.66% of pay capped at $10,000 per month.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors is comprised of Church M. Moore (Chairman), Sanjeev Mehra, Gregory P. Spivy, Brian Clingen and Thomas O’Brien. Mr. Clingen is the Chairman and CEO of KAR Holdings and Mr. O’Brien is the President and CEO of IAAI Salvage. See “Certain Relationships and Related Transactions” for a description of certain relationships between the company and Messrs. Clingen and O’Brien.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERSHIP

The following table sets forth certain information with respect to the beneficial ownership of KAR Holdings’ equity securities as of January 21, 2008 of: (1) each person or entity who owns of record or beneficially 5% or more of any class of KAR Holdings’ voting securities; (2) each of our named executive officers and directors; and (3) all of our directors and named executive officers as a group. Beneficial ownership is determined in accordance with the rules of SEC. To our knowledge, each shareholder will have sole voting and investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated in a footnote to the following table. Unless otherwise indicated in a footnote, the business address of each person is our corporate address.

	Shares Beneficially Owned
Name	Number of Shares of Common Stock(1)	Percentage of Class(2)
Principal Shareholder:
KAR Holdings II, LLC(2)	10,686,316	100%
KELSO GROUP:
Kelso Investment Associates VII, L.P.(3)(4)	4,532,324	42.4
KEP VI, LLC(3)(4)	4,532,324	42.4
Frank T. Nickell(3)(4)(5)	4,532,324	42.4
Thomas R. Wall, IV(3)(4)(5)	4,532,324	42.4
George E. Matelich(3)(4)(5)	4,532,324	42.4
Michael B. Goldberg(3)(4)(5)	4,532,324	42.4
David I. Wahrhaftig(3)(4)(5)(6)	4,532,324	42.4
Frank K. Bynum, Jr.(3)(4)(5)	4,532,324	42.4
Philip E. Berney(3)(4)(5)	4,532,324	42.4
Frank J. Loverro(3)(4)(5)	4,532,324	42.4
James J. Connors, II(3)(4)(5)	4,532,324	42.4
Church M. Moore(3)(4)(5)(6)	4,532,324	42.4
Stanley de J. Osborne(3)(4)(5)	4,532,324	42.4
PARTHENON GROUP:
PCap KAR LLC(7)(8)	601,818	5.6
Parthenon Investors II, L.P.(7)(9)	284,735	2.7
PCIP Investors(7)(9)	284,735	2.7
J&R Founders Fund II, L.P.(7)(9)	284,735	2.7
GOLDMAN GROUP:
GS Capital Partners VI Fund, L.P. and related funds(10)(21)	2,708,183	25.3
VALUEACT CAPITAL:
ValueAct Capital Master Fund, L.P.(11)	2,256,819	21.1
AXLE HOLDINGS II, LLC(2)(3)	2,732,609	25.6
Executive Officers and Directors
Brian T. Clingen(6)(12)	138,268	1.3
Thomas C. O’Brien(6)(13)	54,166	*
James P. Hallett(6)(14)	10,030	*
Curt L. Phillips(15)	201	*
Eric M. Loughmiller(16)	301	*
John R. Nordin(17)	3,528	*
Rebecca C. Polak(18)	752	*
David J. Ament(6)	—	*
Thomas J. Carella(6)(21)	—	*
Peter H. Kamin(6)(11)	2,256,819	21.1
Sanjeev Mehra(6)(19)(21)	2,708,183	25.3
Church M. Moore(3)(4)(5)(6)	—	*
David I. Wahrhaftig(3)(4)(5)(6)	4,532,324	42.4
Gregory P. Spivy(6)	—	*
Executive officers and directors as a group (14 persons)(20)	9,704,572	90.8

*	Less than one percent.

(1)	The number of shares includes shares of common stock subject to options exercisable within 60 days of January 21, 2008.

(2)	Shares subject to options exercisable within 60 days of January 21, 2008 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others. Percentages for KAR Holdings II, LLC (“KAR LLC”), Axle LLC, the members of the Kelso Group, the members of the Goldman Group, ValueAct Capital and the members of the Parthenon Group are reflective of beneficial ownership of KAR LLC common interests (which, in certain cases, includes beneficial ownership of KAR LLC common interests held by Axle LLC). Except as indicated, percentages for executive officers and directors are reflective of beneficial ownership of outstanding shares of KAR Holdings (including shares that may be deemed to be owned by virtue of common ownership interests in KAR LLC or Axle LLC, as applicable).

(3)	The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, NY 10022.

(4)	Includes (i) 1,847,997 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Kelso Investment Associates VII, L.P., a Delaware limited partnership, or KIA VII, ownership interest in Axle LLC, (ii) 457,599 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of KEP VI, LLC, a Delaware limited liability company, or KEP VI, ownership interest in Axle LLC, (iii) 1,784,782 shares of common stock held of record by KAR LLC, by virtue of KIA VII’s ownership interest in KAR LLC and (iv) 441,946 shares of common stock held of record by KAR LLC, by virtue of KEP VI’s ownership interest in KAR LLC. KIA VII and KEP VI may be deemed to share beneficial ownership of shares of common stock owned of record by KAR LLC (including beneficial ownership of shares held by KAR LLC that are attributable to Axle LLC), by virtue of their ownership interests in KAR LLC and Axle LLC. KIA VII and KEP VI, due to their common control, could be deemed to beneficially own each of the other’s shares. Each of KIA VII and KEP VI disclaim such beneficial ownership.

(5)	Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro, Connors, Moore and Osborne may be deemed to share beneficial ownership of shares of common stock owned of record by KAR LLC (including shares owned by KAR LLC which are attributable to Axle LLC), by virtue of their status as managing members of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of KIA VII. Each of Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro, Connors, Moore and Osborne share investment and voting power with respect to the ownership interests owned by KIA VII and KEP VI but disclaim beneficial ownership of such interests.

(6)	Members of our board of directors.

(7)	The business address for these persons is c/o Parthenon Capital, 265 Franklin Street, 18th Floor Boston, MA 02110.

(8)	Includes 601,818 shares of common stock held of record by KAR LLC, by virtue of PCap KAR, LLC (“Parthenon HoldCo”) ownership interest in KAR LLC. Parthenon HoldCo is a Delaware company controlled by Parthenon Investors II, L.P. and Parthenon Investors III, L.P. The co-CEO’s of Parthenon Capital, Mr. Ernest K. Jacquet and Mr. John C. Rutherford, control Parthenon Investors II, L.P. and Messrs. Jacquet and Rutherford and Mr. William C. Kessinger control Parthenon Investors III, L.P. These individuals have shared voting and investment authority over shares held by Parthenon HoldCo and disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(9)	Includes (i) 276,657 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Parthenon Investors II, L.P. ownership interest in Axle LLC, (ii) 3,807 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of PCIP Investors ownership interest in Axle LLC and (iii) 4,271 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of J&R Founders Fund II, L.P. ownership interest in Axle LLC. Parthenon, PCIP Investors and J&R, due to their common control, could be deemed to beneficially own each of the other’s shares. The co-CEOs of Parthenon Capital, Mr. Ernest K. Jacquet and Mr. John C. Rutherford, each have beneficial ownership of (1) the shares held by Parthenon, through their indirect control of PCAP Partners II, LLC, the general partner of Parthenon, (2) the shares held by PCIP Investors, a general partnership of which they have control as general partners, and (3) the shares held by J&R, a limited partnership which they control through its general partner, J&R Advisors F.F., LLC. These individuals have shared voting and investment authority over these shares and disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(10)

Shares reported are held of record by KAR LLC but are beneficially owned directly by GS Capital Partners VI Fund, L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG and GS Capital Partners VI Offshore Fund, L.P. (together, the “Goldman Funds”). Affiliates of The Goldman Sachs Group, Inc. and Goldman Sachs & Co. are the general partner, managing limited partner or the managing partner of each of the Goldman Funds. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Funds. Goldman, Sachs & Co. is a direct and indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Funds share voting and investment power with certain of their respective affiliates. Each of The Goldman Sachs Group Inc. and Goldman Sachs & Co. disclaims beneficial ownership of the common shares owned directly or indirectly by the Goldman Funds, except to the extent of its pecuniary interest therein, if any.

(11)	Shares reported are held of record by KAR LLC but are beneficially owned directly by ValueAct Capital Master Fund, L.P by virtue of its ownership interests in KAR LLC and may be deemed to be beneficially owned by (i) VA Partners I, LLC as General Partner of ValueAct Capital Master Fund, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P. (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P., (iv) ValueAct Holdings, L.P. as the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC and as the majority owner of the membership interests of VA Partners I, LLC and (v) ValueAct Holdings GP, LLC as General Partner of ValueAct Holdings, L.P. The reporting persons disclaim beneficial ownership of the reported stock except to the extent of their pecuniary interest therein.

(12)	Includes (i) 37,965 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Mr. Clingen’s common ownership interest in Axle LLC, and (ii) 100,303 shares of common stock held of record by KAR LLC, by virtue of Mr. Clingen’s common ownership interest in KAR LLC.

(13)	Includes (i) 51,373 shares of common stock issuable pursuant to options that are currently exercisable, (ii) 2,592 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Mr. O’Brien’s common ownership interest in Axle LLC and (iii) 201 shares of common stock held of record by KAR LLC, by virtue of Mr. O’Brien’s common ownership interest in KAR LLC.

(14)	Includes 10,030 shares of common stock held of record by KAR LLC, by virtue of Mr. Hallett’s common ownership interest in KAR LLC.

(15)	Includes 201 shares of common stock held of record by KAR LLC, by virtue of Mr. Phillips’ common ownership interest in KAR LLC.

(16)	Includes 301 shares of common stock held of record by KAR LLC, by virtue of Mr. Loughmiller’s common ownership interest in KAR LLC.

(17)	Includes (i) 2,647 shares of common stock issuable pursuant to options that are currently exercisable, (ii) 380 shares of common stock held of record by KAR LLC (which are attributable to Axle LLC), by virtue of Mr. Nordin’s common ownership interest in Axle LLC and (iii) 502 shares of common stock held of record by KAR LLC, by virtue of Mr. Nordin’s common ownership interest in KAR LLC.

(18)	Includes 752 shares of common stock held of record by KAR LLC, by virtue of Ms. Polak’s common ownership interest in KAR LLC.

(19)	Mr. Mehra is a managing director of Goldman, Sachs & Co. Mr. Mehra and The Goldman Sachs Group, Inc. each disclaims beneficial ownership of the common stock owned directly or indirectly by the Goldman Funds and Goldman Sachs & Co., except to the extent of his or its pecuniary interest therein, if any. Each of The Goldman Sachs Group Inc. and Goldman Sachs & Co. disclaims beneficial ownership of the common shares owned directly or indirectly by the Goldman Funds, except to the extent of its pecuniary interest therein, if any.

(20)	Includes shares of common stock the beneficial ownership of which (i) Mr. Wahrhaftig may be deemed to share, as described in footnote 5 above, (ii) Mr. Moore may be deemed to share, as described in footnote 5 above, (iii) Mr. Kamin may be deemed to share, as described in footnote 11 above and (iv) Mr. Mehra may be deemed to share, as described in footnote 19 above.

(21)	The business address for these persons is c/o Goldman, Sachs & Co., 85 Broad Street, 10th Floor, New York, NY 10004.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements in connection with the Transactions

Simultaneously with the consummation of the Transactions on April 20, 2007, we entered into the following agreements.

Contribution Agreement

Axle LLC entered into a contribution agreement with us, KAR LLC and the Equity Sponsors and certain other parties. Pursuant to the contribution agreement, Axle LLC contributed (the “Contribution”) all of the shares of common stock of Axle Holdings, Inc. (its wholly-owned subsidiary which directly owns all of the shares of common stock of IAAI) to KAR LLC simultaneously with the closing of the Transactions in exchange for a number of Class B common units in KAR LLC equal to approximately $272.4 million divided by $100 (the per unit price paid by the Equity Sponsors for Class A common units in KAR LLC at the closing of the Transactions). After the Contribution, KAR LLC contributed the shares of Axle Holdings, Inc. to us in exchange for our shares. After the completion of the Transactions, we own, directly or indirectly, all of the issued and outstanding common stock of IAAI and ADESA.

Shareholders Agreement

We entered into a shareholders agreement with KAR LLC and each of Thomas C. O’Brien, Scott P. Pettit, David R. Montgomery, Donald J. Hermanek, John W. Kett, John R. Nordin and Sidney L. Kerley (collectively, the “IAAI continuing investors”). Under the terms of the shareholders agreement, KAR LLC has the right to designate all the directors on our board of directors, which is comprised of the same individuals that serve on the board of directors of KAR LLC, as discussed below.

The shareholders agreement generally restricts the transfer of shares of common stock and options acquired pursuant to the Conversion Agreements described below (including any shares into which any such options have been exercised) owned by the IAAI continuing investors, or any other shareholders, that are or become parties to the agreement. Exceptions to this restriction include certain transfers of shares or such options for estate planning purposes, certain pledges and certain involuntary transfers in connection with a default, foreclosure, forfeiture, divorce, court order or otherwise than by a voluntary decision of the IAAI continuing investor, or any other shareholder, that is or becomes a party to the agreement (so long as we have been given the opportunity to purchase the shares or options subject to such involuntary transfer).

In addition, the parties to the shareholders agreement have “tag-along” rights to sell their shares of common stock on a pro rata basis with KAR LLC in sales by KAR LLC to third parties, and KAR LLC has “drag-along” rights to cause the other parties to the shareholders agreement to sell their shares of common stock on a pro rata basis with KAR LLC in sales by KAR LLC to third parties. The IAAI continuing investors are subject to “put” and “call” rights, which entitle these persons to require us to purchase their shares or options acquired pursuant to the Conversion Agreements described below, and which entitle us to require these persons to sell such shares or options to us, upon certain terminations of the shareholder’s employment with us or any of our affiliates (including IAAI or ADESA), at differing prices, depending upon the circumstances of the termination.

Registration Rights Agreement

We entered into a registration rights agreement with KAR LLC and the IAAI continuing investors. Under the terms of the registration rights agreement, KAR LLC (at the request of the initiating holders (i.e., at any time, all of Kelso, ValueAct and Goldman, or, at any time following the third anniversary of a qualified initial public offering of our common stock (as specified in the LLC agreement), two of Kelso, ValueAct and Goldman) will have the right, subject to certain conditions, to make an unlimited number of requests that we use our best efforts to register under the Securities Act the shares of our common stock owned by KAR LLC. In any demand registration, or if KAR Holdings proposes to register any shares (subject to certain exceptions, such as benefit plan registrations), all of the parties to the registration rights agreement have “piggyback rights” to participate on a pro rata basis, subject to certain conditions, which in the case of KAR LLC will include the right of each member of KAR LLC to direct KAR LLC to include shares of common stock attributable to each such member of KAR LLC based on such member’s ownership interest in KAR LLC.

LLC Agreement

Affiliates or designees of the Equity Sponsors, Axle LLC, our executive officers and certain other employees and third parties entered into an amended and restated limited liability company agreement of KAR LLC, or the LLC Agreement. The Equity Sponsors and their affiliates or designees and our executive officers and other employees and third parties hold all of the Class A common units in KAR LLC. In addition, pursuant to the Contribution, Axle LLC owns all of the Class B common units in KAR LLC. The Class B common units are identical to the Class A common units in all respects, except with respect to distributions (distributions to holders of units in KAR LLC are made pro rata based on the number of units held by such holder based on the amount being distributed to such holders, plus the amount paid or payable to the IAAI continuing investors in respect of the options held (or any common stock obtained upon the exercise of such options) in Axle Holdings, Inc. that were converted into options to purchase our common stock pursuant to the Conversion Agreements described below; provided, however, in order to prevent dilution to the holders of KAR LLC common units (other than Axle LLC) that would be caused by the payment of amounts to the IAAI continuing investors in respect of options held by the IAAI continuing investors (or any equity obtained by the IAAI continuing investors upon the exercise of such options), the amount available for distribution to Axle LLC (in respect of the Class B common units held by Axle LLC) is reduced dollar-for-dollar by the net amount paid to the IAAI continuing investors in respect of such converted options (or any equity obtained upon the exercise of such options) in connection with such distribution.

The LLC Agreement provides that our executive officers and others having senior management and/or strategic planning-type responsibilities may be awarded profit interests in KAR LLC that may entitle such individuals to a portion of the future appreciation in the value of the assets of KAR LLC (including the stock in IAAI and ADESA held through us). The combined economic interest in the appreciation in the equity of KAR Holdings granted to those individuals receiving profit interests and to employees of IAAI and/or ADESA through the KAR Holdings stock incentive plan was approximately 12% of the initial equity of KAR LLC at closing of the Transactions before giving effect to dilution, in the aggregate. The incentive plan is segregated as follows: approximately 3% service related options/profits interests that vest annually over four years and approximately 9% performance related options/profits interests that vest ratably as the members of KAR LLC achieve investment multiples on their original investment in KAR LLC, subject to a minimum internal rate of return threshold.

The LLC Agreement generally restricts the transfer of interests in KAR LLC owned by the Equity Sponsors (and their affiliates, designees or permitted transferees), our executive officers and the other employees and third parties holding equity interests in KAR LLC (the “Holders”). Exceptions to this restriction include transfers of common interests by our executive officers party thereto for certain estate planning purposes and certain involuntary transfers by the Holders in connection with a default, foreclosure, forfeiture, divorce, court order or otherwise than by a voluntary decision of the continuing investor (so long as KAR LLC has been given the opportunity to purchase the interests subject to such involuntary transfer). In addition, each Holder has customary pro rata “tag-along” rights to sell their common interests in KAR LLC in the event of a proposed sale that is permitted by the LLC Agreement of common interests in KAR LLC by any of the Equity Sponsors or Axle LLC to a third party. Similarly, if any two of Kelso, Goldman or ValueAct elect to sell 80% or more of their common interests in KAR LLC to a third party, each of the remaining Holders is required to sell (upon exercise of such selling Holders “drag-along” rights) a pro rata portion of their respective common interests based on their respective ownership of common interests to such third party at the same price as such selling Holders’ elect to sell their common interests.

The LLC Agreement provides that the Board of Directors of KAR LLC is comprised of members having the right to cast 19 votes at a meeting of the Board of Directors. The members of the Board are appointed and removed as follows: Kelso, Goldman and ValueAct each has the right to appoint and remove two directors with each group of two directors having the power to collectively cast a total of five votes at a Board meeting; Parthenon has the right to appoint and remove one director with the power to cast a total of one vote at a Board meeting; any two of Kelso, Goldman and ValueAct have the right to appoint two officers of KAR LLC (initially at the closing of the Transactions, Thomas C. O’Brien and James P. Hallett) as members to the Board with the right to cast one vote each; and the chief executive officer of KAR LLC is entitled to serve on the Board and has the right to cast one vote at a Board meeting. Pursuant to the LLC Agreement, KAR LLC would dissolve and its affairs wound up upon the occurrence of: (i) the vote of the board of directors and members or (ii) any event which under applicable law would cause the dissolution of KAR LLC.

Conversion Agreements

Each of the IAAI continuing investors entered into a separate conversion agreement with us under which such IAAI continuing investor exchanged, at the closing of Merger and the Contribution, options to purchase common stock of Axle Holdings, Inc. for options to purchase our common stock. The IAAI continuing investors converted stock options of Axle Holdings, Inc. having an aggregate spread value of approximately $8.9 million for our stock options with an equivalent spread value. As a result of these conversion agreements, the IAAI continuing investors hold options to purchase our stock after the Merger and Contribution representing in the aggregate approximately 1.0% of our common stock on a fully diluted basis.

Financial Advisory Agreements

Under the terms of financial advisory agreements entered into between the Equity Sponsors (or their affiliates) and us, upon completion of the Merger and Contribution on April 20, 2007, we made a closing payment to the Equity Sponsors or their affiliates in an aggregate amount equal to 1.25% of the enterprise value of ADESA (excluding transaction costs). This closing payment was made to the Equity Sponsors or their affiliates pro rata based on their respective cash contributions to KAR LLC at the closing of the Transactions (which, in the case of ValueAct, included the value of any shares of ADESA common stock contributed to KAR LLC on or prior to the closing of the Transactions). In addition, under the financial advisory agreements, after completion of the Transactions, we have paid and will continue to pay an aggregate financial advisory fee of $3,500,000 per annum, payable quarterly in advance, to the Equity Sponsors or their affiliates (with the first such fee, prorated for the remainder of the then current quarter, paid at the closing of the Transactions on April 20, 2007), for services provided or to be provided by each of the Equity Sponsors or their affiliates to us. The ongoing financial advisory fee has been and will continue to be paid to the Equity Sponsors or their affiliates pro rata based on their respective cash contributions to KAR LLC at the closing of the Transactions (which, in the case of ValueAct, included the value of any shares of ADESA common stock contributed to KAR LLC on or prior to the closing of the Transactions and, in the case of Goldman, Sachs & Co., included contributions by GS Capital Partners VI Fund, L.P. and its affiliated funds). For purposes of such calculation, the aggregate cash contributions made by affiliates of Kelso ($121,460,000) and Parthenon ($15,000,000) to Axle LLC prior to the closing of the Transactions was deemed cash capital contributions made to KAR LLC at the closing of the Transactions.

Pursuant to the financial advisory agreements, we indemnified the Equity Sponsors and their respective officers, directors, affiliates’, partners, employees, agents and control persons (as such term is used in the Securities Act and the rules and regulations thereunder) in connection with the Transactions, the Equity Sponsors investment in KAR LLC and its subsidiaries, the Equity Sponsors control of ADESA or any of its subsidiaries and the services rendered to us and our subsidiaries (including IAAI and ADESA) under the financial advisory agreement. The agreement also provides that we will reimburse the Equity Sponsor’s expenses incurred with respect to services to be provided to us and our subsidiaries on a going-forward basis.

On April 20, 2007, we paid to BP Capital Management, an investment management company, a fee of $446,473.95 for the provision of certain structuring, advisory and other services related to the Transactions, pursuant to the terms of letter agreement between BP Capital Management and us. Brian Clingen, who is our Chairman and Chief Executive Officer and beneficially owns approximately 1.3% of our common stock, is a founder and president of BP Capital Management.

Axle LLC Agreement

Affiliates of Kelso, affiliates of Parthenon and Magnetite Asset Investors III, L.L.C., Brian T. Clingen, Dan Simon and the IAAI continuing investors entered into the Amended and Restated Operating Agreement of Axle LLC, dated May 25, 2005, or the Axle LLC Agreement. Affiliates of Kelso and Parthenon and Magnetite and Mr. Clingen and a trust established to monitor the estate of Mr. Simon own approximately 99.9% of the common interests in Axle LLC and the IAAI continuing investors own less than 0.4%. The Axle LLC Agreement, among other things, provides that the IAAI continuing investors were awarded profit interests in Axle LLC that may entitle such persons to a portion of the future appreciation in the value of the assets of Axle LLC. The combined economic interest in the appreciation in the value of the assets of Axle LLC granted to the IAAI continuing investors through profit interests and to employees of IAAI through the Axle Holdings, Inc. stock incentive plan was approximately 13% on a fully diluted basis, in the aggregate.

Axle Conversion Agreements and Exchange Agreements

On May 25, 2005, each of the IAAI continuing investors entered into a separate conversion agreement and a separate exchange agreement with Axle Holdings, Inc. under which the IAAI continuing investor agreed to (i) exchange, effective as of the closing of the 2005 Acquisition, certain options to purchase common stock of IAAI for options to purchase common stock of Axle Holdings, Inc. and (ii) accept a cash payment in exchange for cancellation of his remaining options to purchase common stock in IAAI. The IAAI continuing investors converted and exchanged stock options of IAAI having an aggregate spread value of approximately $3.3 million for Axle Holdings, Inc. stock options with an equivalent spread value and received an aggregate payment of $11.4 million for cancellation of their remaining options. As a result of these agreements, the IAAI continuing investors hold options to purchase Axle Holdings, Inc. stock representing in the aggregate approximately 4.8% of the common stock of Axle Holdings, Inc. on a fully diluted basis immediately after the 2005 Acquisition. These options were converted into options in us pursuant to the conversion agreements entered into between us and the IAAI continuing investors described above.

Towing and Transportation Services

In the ordinary course of business, we have received towing, transportation and recovery services from companies which are controlled by Brian Clingen, our Chairman and Chief Executive Officer. Services received from these companies were approximately $0.8 million for fiscal year 2007. The transportation services were provided on terms consistent with those of other providers of similar services. There were no such services provided to us from companies controlled by Mr. Clingen in fiscal year 2006 or 2005.

Transactions with the GS Entities and Their Affiliates

GS Capital Partners VI Fund, L.P. and other private equity funds affiliates with Goldman, Sachs & Co. beneficially own approximately 25.3% of our issued and outstanding common stock. Under the registration rights agreement entered into in connection with the notes, we agreed to file a “market-making” prospectus in order to enable Goldman, Sachs & Co. to engage in market-making activities for the notes. Goldman, Sachs & Co., acted as initial purchaser in the offering of the Restricted Notes. Goldman Sachs Credit Partners L.P., an affiliate of GS Capital Partners VI Fund, L.P., was part of the banking syndicate for our credit facility. In addition, Goldman, Sachs & Co. and its affiliates may in the future engage in commercial banking, investment banking or other financial advisory transactions with us and our affiliates.

Termination of 2005 Agreements

Upon the closing of the Transactions on April 20, 2007, Axle LLC terminated all existing agreements containing any preemptive, registration, voting, liquidation, conversion or other rights relating to the equity interests of Axle Holdings, Inc. and its subsidiaries. In addition, at such closing, all existing agreements (including the existing financial advisory agreement) relating to the payment of any fees or reimbursement of any expenses of any member of Axle LLC (including Kelso and Parthenon) by Axle Holdings, Inc. or any of its subsidiaries and certain other 2005 Acquisition agreements were terminated, including the following agreements.

2005 Shareholders Agreement

On May 25, 2005, Axle Holdings, Inc. entered into a shareholders agreement with Axle LLC, which owns all of Axle Holdings, Inc.’s issued and outstanding common stock, and Thomas C. O’Brien, Scott P. Pettit, David R. Montgomery, Donald J. Hermanek, John W. Kett, John R. Nordin and Sidney L. Kerley (the “IAAI 2005 Investors”), who own options to purchase common stock of Axle Holdings, Inc. The shareholders agreement, among other things, provides Axle LLC rights to designate directors to the board of directors of Axle Holdings, restricts generally the transfer of shares of common stock and options owned by the IAAI 2005 Investors.

2005 Registration Rights Agreement

Axle Holdings, Inc. entered into a registration rights agreement with the other parties to the shareholders agreement on May 25, 2005. Under the terms of the registration rights agreement, Axle LLC has the right to make an unlimited number of requests that Axle Holdings, Inc. use its best efforts to register its shares under the Securities Act.

2005 Financial Advisory Agreements

Under the terms of a financial advisory and closing fee letter agreement between Kelso and Axle Merger Sub, Inc. entered into upon completion of the 2005 Acquisition, IAAI (1) paid a fee of $4.475 million to Kelso and (2) commenced paying to Kelso an annual financial advisory fee of $500,000 payable in quarterly installments in advance (with the first such installment, prorated for the remainder of the then current quarter, paid at the closing of the 2005 Acquisition) for services to be provided by Kelso to IAAI. The financial advisory agreement provides that IAAI will indemnify Kelso, Axle Holdings, Inc. and Kelso’s officers, directors, affiliates and their respective partners, employees, agents and control persons (as such term is used in the Securities Act and the rules and regulations thereunder) in connection with the 2005 Acquisition and the transactions contemplated by the related merger agreement (including the financing of the merger), Kelso’s investment in IAAI, Kelso’s control of Axle Merger Sub, Inc., IAAI and their respective subsidiaries, and the services rendered to IAAI under the financial advisory agreement. It requires IAAI to reimburse Kelso’s expenses incurred in connection with the 2005 Acquisition and with respect to services to be provided to IAAI on a going-forward basis. The financial advisory agreement also provides for the payment of certain fees by IAAI to Kelso, as may be determined by the board of directors of IAAI and Kelso, in connection with future investment banking services and for the reimbursement by IAAI of expenses incurred by Kelso in connection with such services.

Under the terms of a letter agreement between PCAP, L.P., an affiliate of Parthenon, and Axle Merger Sub, Inc., upon completion of the 2005 Acquisition, IAAI paid to PCAP, L.P. a fee of $525,000.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

Overview

On April 20, 2007, we entered into a $1,865 million senior credit facility, pursuant to the terms and conditions of a credit agreement with Bear Stearns Corporate Lending Inc., as administrative agent, and a syndicate of lenders. The Credit Agreement has a six and one-half year term that expires on October 19, 2013. Under the terms of the Credit Agreement, the lenders committed to provide advances and letters of credit in an aggregate amount of up to $1,865 million subject to certain conditions. Borrowings under the Credit Agreement may be used to finance working capital, capital expenditures and acquisitions permitted under the Credit Agreement and for other corporate purposes.

The Credit Agreement provides for a six and one-half year $1,565 million term loan and a six-year $300 million revolving credit facility. The term loan will be repaid in quarterly installments at an amount of 0.25% of the initial term loan, with the remaining principal balance due on October 19, 2013. The revolving credit facility may be used for loans, and up to $75 million may be used for letters of credit. The revolving loans may be borrowed, repaid and reborrowed until April 19, 2013, at which time all revolving amounts borrowed must be repaid.

At September 30, 2007, $1,561.1 million was outstanding on the term loan and there were no borrowings under the revolving credit facility. There were related outstanding letters of credit totaling approximately $17.5 million at September 30, 2007, which reduce the amount available under our credit facilities. Our Canadian operations had letters of credit outstanding totaling $2.5 million at September 30, 2007, which do not impact amounts available under our credit facilities. We believe our sources of liquidity from our cash and cash equivalents on hand, working capital, cash provided by operating activities, and availability under our credit facilities are sufficient to meet our short and long-term operating needs for the foreseeable future. In addition, we believe the previously mentioned sources of liquidity will be sufficient to fund our capital requirements and debt service payments for the next twelve months.

Prepayments

The principal amount of the term loan amortizes in quarterly installments equal to 0.25% of the original principal amount of the term loans, with the balance payable at maturity.

Subject to certain exceptions, our senior credit facilities are subject to mandatory prepayments and reduction in an amount equal to:

•

the net proceeds of (1) certain debt offerings by us or any of our subsidiaries, (2) certain asset sales by us or any of our subsidiaries (subject to customary reinvestment provisions), and (3) certain insurance recovery and condemnation events (subject to customary reinvestment provisions); and

•	50% of excess cash flow subject to reduction based on our achievement of specified consolidated senior leverage ratio levels.

Voluntary prepayments and commitment reductions are permitted, in whole or in part, in minimum amounts without premium or penalty, other than customary breakage costs.

Security; Guarantees

Our obligations under our senior credit facilities are guaranteed by each of our existing and certain future direct and indirect wholly owned domestic subsidiaries, subject to certain exceptions.

Our senior credit facilities and certain interest rate hedging agreements thereof, subject to certain exceptions, are secured on a first priority basis by (i) pledges of all the capital stock of all our direct or indirect material domestic subsidiaries and up to 65% of the capital stock of each of our direct foreign subsidiaries and (ii) liens on substantially all of the tangible and intangible assets of us and the guarantors.

Interest

Our revolving credit facility bears interest at a rate equal to LIBOR plus a margin ranging from 150 basis points to 225 basis points depending on our total leverage ratio. As of September 30, 2007, our revolving credit facility margin based on its leverage ratio was 225 basis points. Our term loan facility bears interest at a rate equal to LIBOR plus a margin of either 200 basis points or 225 basis points depending on our total leverage ratio and ratings received from Moody’s and Standard and Poor’s. As of September 30, 2007, our term loan facility margin was 225 basis points.

Fees

Our fees with respect to our senior credit facilities include (i) fees on the unused commitments of the lenders under the revolving facility, (ii) letter of credit fees on the aggregate face amount of outstanding letters of credit plus a fronting fee to the issuing bank, and (iii) administration fees.

Covenants

The Credit Agreement contains certain restrictive loan covenants, including, among others, financial covenants requiring a maximum consolidated senior secured leverage ratio, provided there are revolving commitments outstanding, and covenants limiting our ability to incur indebtedness, grant liens, make acquisitions, be acquired, dispose of assets, pay dividends, make capital expenditures and make investments. The leverage ratio covenants are based on consolidated Adjusted EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude (a) gains and losses from asset sales; (b) unrealized foreign currency translation gains and losses in respect of indebtedness; (c) certain non-recurring gains and losses; (d) stock option expense; (e) certain other noncash amounts included in the determination of net income; (f) management, monitoring, consulting and advisory fees paid to the equity sponsors; (g) charges and revenue reductions resulting from purchase accounting; (h) unrealized gains and losses on hedge agreements; (i) minority expense; (j) expenses associated with the consolidation of salvage operations; (k) consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; (l) expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; and (m) expenses incurred in connection with permitted acquisitions.

The covenants contained within our senior credit facilities are critical to an investor’s understanding of our financial liquidity, as the violation of these covenants could cause a default and lenders could elect to declare all amounts borrowed due and payable. In addition, our notes contain certain financial and operational restrictions on paying dividends and other distributions, making certain acquisitions or investments, incurring indebtedness, granting liens and selling assets. These financial covenants affect our operating flexibility by, among other things, restricting its ability to incur expenses and indebtedness that could be used to grow the business, as well as to fund general corporate purposes. We are not required to assess compliance with the covenants until December 31, 2007.

Events of Default

Our senior credit facilities contain customary events of default including non-payment of principal, interest or fees, failure to comply with covenants, inaccuracy of representation or warranties in any material respect, cross-default to certain other indebtedness, loss of lien perfection or priority, invalidity of guarantees, certain specified ERISA events, material judgments, change of control, and certain bankruptcy or insolvency events.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

When we sold the Restricted Notes on April 20, 2007, we and the guarantors of the Restricted Notes entered into a registration rights agreement with the initial purchasers of those Restricted Notes. Under the terms of the registration rights agreement, we and the guarantors of the Restricted Notes agreed to use commercially reasonable efforts to:

•	file with the SEC and cause to become effective a registration statement relating to an offer to exchange the Restricted Notes for the Exchange Notes;

•	keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date of notice thereof is mailed to the holders of the Restricted Notes; and

•	complete the exchange offer within 360 days of the issue date of the Restricted Notes.

We and the guarantors also agreed to use commercially reasonable efforts to cause the registration statement to become effective with the SEC and to initiate this exchange offer as promptly as practicable after the registration statement is declared effective. The registration rights agreement provides that we will be required to pay additional cash interest (“additional interest”) to the holders of the Restricted Notes if we do not complete the exchange offer within 360 days of the date that we sold the Restricted Notes (April 20, 2007) or if after a shelf registration statement with respect to the Restricted Notes is declared (or becomes automatically) effective such registration statement thereafter ceases to be effective. Under some circumstances set forth in the registration rights agreement, holders of Restricted Notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell Exchange Notes received in the exchange offer, may require us to file and cause to become effective, a shelf registration statement covering resales of the Restricted Notes by these holders.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Restricted Notes, where the Restricted Notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

The exchange offer is not being made to holders of Restricted Notes in any jurisdiction in which the exchange would not comply with the securities or blue sky laws of such jurisdiction. The summary herein of certain provisions of the registration rights agreement does not purport to be complete, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer; Extensions and Amendments

Subject to the terms and the satisfaction or waiver of the conditions detailed in this prospectus, we will accept for exchange Restricted Notes which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. As used herein, the term “expiration date” means 5:00 p.m., New York City time, on March 18, 2008. We may, however, in our sole discretion, extend the period of time during which the exchange offer is open. The term “expiration date” means the latest time and date to which the exchange offer is extended.

The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Restricted Notes except the Exchange Notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the applicable registration rights agreement to complete the exchange offer, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The Exchange Notes will evidence the same debt as the Restricted Notes. The Floating Rate Senior Exchange Notes, the Fixed Rate Senior Exchange Notes and the Senior Subordinated Exchange Notes will be issued under and entitled to the benefits of the same indentures that authorized the issuance of the respective Restricted Notes. For a description of the indentures, see “Description of the Senior Exchange Notes” and “Description of the Senior Subordinated Exchange Notes.”

As of the date of this prospectus, (i) $150 million aggregate principal amount of Floating Rate Senior Notes due 2014 are outstanding, (ii) $450 million aggregate principal amount of 8 3/4% Senior Notes due 2014 are outstanding and (iii) $425 million aggregate principal amount of 10% Senior Subordinated Notes due 2015 are outstanding. This prospectus is first being sent on or about the date hereof, to all holders of Restricted Notes known to us. There is no fixed record date for determining registered holders of outstanding Restricted Notes entitled to participate in the exchange offer.

We expressly reserve the right, at any time prior to the expiration of the exchange offer, to extend the period of time during which the exchange offer is open, and delay acceptance for exchange of any Restricted Notes, by giving oral or written notice of such extension to holders thereof as described below. During any such extension, all Restricted Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any Restricted Notes not accepted for exchange for any reason will be returned without expense to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Restricted Notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Restricted Notes, upon the occurrence of any of the conditions of the exchange offer specified under “—Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non acceptance or termination to the holders of the Restricted Notes as promptly as practicable. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedures for Tendering Restricted Notes

You may only tender your Restricted Notes by book-entry transfer of the Restricted Notes into the exchange agent’s account at DTC. The tender to us of Restricted Notes by you, as set forth below, and our acceptance of the Restricted Notes will constitute a binding agreement between us and you, upon the terms and subject to the conditions set forth in this prospectus. Except as set forth below, to tender Restricted Notes for exchange pursuant to the exchange offer, you must transmit an agent’s message to The Bank of New York, as exchange agent, at the address listed below under the heading “—Exchange Agent.” In addition, the exchange agent must receive, on or prior to the expiration date, a timely confirmation of book-entry transfer (a “book-entry confirmation”) of the Restricted Notes into the exchange agent’s account at DTC.

The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer.

If you are a beneficial owner whose Restricted Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the Restricted Notes by causing DTC to transfer the Restricted Notes into the exchange agent’s account.

We or the exchange agent, in our sole discretion, will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of Restricted Notes tendered for exchange. We reserve the absolute right to reject any and all tenders not properly tendered or to not accept any tender which acceptance might, in our judgment or our counsel’s, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any individual tender before the expiration date (including the right to waive the ineligibility of any holder who seeks to tender Restricted Notes in the exchange offer). Our or the exchange agent’s interpretation of the terms and conditions of the exchange offer as to any particular tender either before or after the expiration date will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Restricted Notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor are the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of Restricted Notes for exchange, and no one will be liable for failing to provide such notification.

By tendering Restricted Notes, you represent to us that: (i) you are acquiring the Exchange Notes in the ordinary course of business, (ii) you have no arrangements or understanding with any person to participate in the distribution of the Exchange Notes within the meaning of the Securities Act, (iii) you are not an affiliate, as defined in Rule 405 of the Securities Act, of the Company, (iv) if you are not a broker-dealer, that you are not engaged in, and do not intend to engage in, the distribution of the Exchange Notes and (v) if you are a broker-dealer, that you will receive the Exchange Notes for your own account in exchange for Restricted Notes that were acquired by you as a result of your market-making or other trading activities and that you will deliver a prospectus in connection with any resale of such Exchange Notes. For further information regarding resales of the Exchange Notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”

If any holder or other person is an “affiliate” of ours, as defined under Rule 405 of the Securities Act, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the Exchange Notes, that holder or other person cannot rely on the applicable interpretations of the staff of the SEC, may not tender its Restricted Notes in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Restricted Notes, where the Restricted Notes were acquired by it as a result of market-making activities or other trading activities, could be deemed to be a statutory underwriter and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

Furthermore, any broker-dealer that acquired any of its Restricted Notes directly from us:

•

may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

•	must also be named as a selling bondholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

By delivering an agent’s message, a beneficial owner (whose Restricted Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee) or holder will be deemed to have irrevocably appointed the exchange agent as its agent and attorney-in-fact (with full knowledge that the exchange agent is also acting as an agent for us in connection with the exchange offer) with respect to the Restricted Notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest subject only to the right of withdrawal described in this prospectus), to receive for our account all benefits and otherwise exercise all rights of beneficial ownership of such Restricted Notes, in accordance with the terms and conditions of the exchange offer.

Each beneficial owner or holder will also be deemed to have represented and warranted to us that it has authority to tender, exchange, sell, assign and transfer the Restricted Notes it tenders and that, when the same are accepted for exchange, we will acquire good, marketable and unencumbered title to such Restricted Notes, free and clear of all liens, restrictions, charges and encumbrances, and that the Restricted Notes tendered are not subject to any adverse claims or proxies. Each beneficial owner and holder, by tendering its Restricted Notes, also agrees that it will comply with its obligations under the registration rights agreement.

Acceptance of Restricted Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all Restricted Notes properly tendered and will issue the Exchange Notes promptly after acceptance of the Restricted Notes. See “—Conditions to the Exchange Offer.” For purposes of the exchange offer, we will be deemed to have accepted properly tendered Restricted Notes for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.

The holder of each Restricted Note accepted for exchange will receive the applicable Exchange Note in the amount equal to the surrendered Restricted Note. Holders of Exchange Notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the Restricted Notes or, if no interest has been paid, from the issue date of the Restricted Notes. Holders of Exchange Notes will not receive any payment in respect of accrued interest on Restricted Notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer.

In all cases, issuance of Exchange Notes for Restricted Notes that are accepted for exchange will be made only after timely receipt by the exchange agent of an agent’s message and a timely confirmation of book-entry transfer of the Restricted Notes into the exchange agent’s account at DTC.

If any tendered Restricted Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if Restricted Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Restricted Notes will be returned without expense to an account maintained with DTC promptly after the expiration or termination of the exchange offer.

Book–Entry Transfers

The exchange agent will make a request to establish an account for the Restricted Notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of Restricted Notes by causing DTC to transfer those Restricted Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. This participant should transmit its acceptance to DTC on or prior to the expiration date. DTC will verify this acceptance, execute a book-entry transfer of the tendered Restricted Notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The transmission of the Restricted Notes and agent’s message to DTC and delivery by DTC to and receipt by the exchange agent of the related agent’s message will be deemed to be a valid tender.

Withdrawal Rights

For a withdrawal of a tender of Restricted Notes to be effective, the exchange agent must receive a valid withdrawal request through the Automated Tender Offer Program system from the tendering DTC participant before the expiration date. Any such request for withdrawal must include the VOI number of the tender to be withdrawn and the name of the ultimate beneficial owner of the related Restricted Notes in order that such notes may be withdrawn. Properly withdrawn Restricted Notes may be re-tendered by following the procedures described under “—Procedures for Tendering Restricted Notes” above at any time on or before 5:00 p.m., New York City time, on the expiration date.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Any Restricted Notes so withdrawn will be deemed not to have been validly tendered for exchange. No Exchange Notes will be issued unless the Restricted Notes so withdrawn are validly re-tendered.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue Exchange Notes in exchange for, any Restricted Notes and may terminate or amend the exchange offer, if any of the following events occur prior to acceptance of such Restricted Notes:

(a) the exchange offer violates any applicable law or applicable interpretation of the staff of the SEC; or

(b) there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree has been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission,

(1) seeking to restrain or prohibit the making or consummation of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result thereof, or

(2) resulting in a material delay in our ability to accept for exchange or exchange some or all of the Exchange Notes pursuant to the exchange offer;

or any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any government or governmental authority, domestic or foreign, or any action has been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in our sole judgment might, directly or indirectly, result in any of the consequences referred to in clauses (1) or (2) above or, in our reasonable judgment, might result in the holders of Exchange Notes having obligations with respect to resales and transfers of Exchange Notes which are greater than those described in the interpretations of the SEC referred to in this prospectus, or would otherwise make it inadvisable to proceed with the exchange offer; or

(c) there has occurred:

(1) any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market,

(2) any limitation by a governmental agency or authority which may adversely affect our ability to complete the transactions contemplated by the exchange offer,

(3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit, or

(4) a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof; or

(5) any change (or any development involving a prospective change) has occurred or is threatened in our business, properties, assets, liabilities, financial condition, operations, results of operations or prospects and our subsidiaries taken as a whole that, in our reasonable judgment, is or may be adverse to us, or we have become aware of facts that, in our reasonable judgment, have or may have adverse significance with respect to the value of the Restricted Notes or the Exchange Notes;

which in our reasonable judgment in any case, and regardless of the circumstances (including any action by us) giving rise to any such condition, makes it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange.

In addition, we will not be obligated to accept for exchange the Restricted Notes of any holder that has not made to us:

•	the representations described under “—Purpose of the Exchange Offer,” “—Procedures for Tendering Restricted Notes” and “Plan of Distribution;” or

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time.

In addition, we will not accept for exchange any Restricted Notes tendered, and no Exchange Notes will be issued in exchange for any such Restricted Notes, if at such time any stop order is threatened or in effect with respect to the registration statement, of which this prospectus constitutes a part, or the qualification of the indentures governing the Restricted Notes and the Exchange Notes under the Trust Indenture Act.

Exchange Agent

We have appointed Wells Fargo Bank, National Association as the exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of other documents should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Regular Mail or Overnight Courier:	By Hand Delivery:

Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480	Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479	Wells Fargo Bank, N.A. 12th Floor – Northstar East Building Corporate Trust Operations 608 Second Avenue South Minneapolis, MN 55480

For Information Call or Confirmation by Telephone:

(800) 344-5128

For Facsimile Transmission

(for Eligible Institutions only):

(612) 667-6282

Fees and Expenses

The principal solicitation is being made through DTC by Wells Fargo Bank, National Association, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out of pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including registration and filing fees, fees and expenses of compliance with federal securities and state blue sky securities laws, printing expenses, messenger and delivery services and telephone, fees and disbursements to our counsel, application and filing fees and any fees and disbursement to our independent certified public accountants. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates’ officers and regular employees and by persons so engaged by the exchange agent.

Accounting Treatment

We will record the Exchange Notes at the same carrying value as the Restricted Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as the terms of the Exchange Notes are substantially identical to those of the Restricted Notes.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with the tender of Restricted Notes in the exchange offer unless you instruct us to register Exchange Notes in the name of, or request that Restricted Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Consequences of Exchanging or Failing to Exchange Restricted Notes

The information below concerning specific interpretations of and positions taken by the staff of the SEC is not intended to constitute legal advice, and prospective purchasers should consult their own legal advisors with respect to those matters.

If you do not exchange your Restricted Notes for Exchange Notes in the exchange offer, your Restricted Notes will continue to be subject to the provisions of the applicable indenture regarding transfer and exchange of the Restricted Notes and the restrictions on transfer of the Restricted Notes imposed by the Securities Act and state securities law. These transfer restrictions are required because the Restricted Notes were issued under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Restricted Notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the Restricted Notes under the Securities Act.

If you do not exchange your Restricted Notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the Restricted Notes as set forth in the applicable indenture, but we will not have any further obligation to you to provide for the exchange and registration of the Restricted Notes under the applicable registration rights agreement. Accordingly, there will be no increase in the interest rate on the Restricted Notes under the applicable circumstances described in the registration rights agreements.

Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued to third parties, we believe that the Exchange Notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the Exchange Notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the Exchange Notes; and

•	you are not an affiliate of ours.

If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes:

•	you cannot rely on the applicable interpretations of the staff of the SEC;

•	you will not be entitled to participate in the exchange offer; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

We do not intend to seek our own interpretation regarding the exchange offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the Exchange Notes as it has in other interpretations to third parties.

Each holder of Restricted Notes who wishes to exchange such Restricted Notes for the related Exchange Notes in the exchange offer represents to us that:

•	it is acquiring the Exchange Notes in its ordinary course of business;

•	it has no arrangements or understanding with any person to participate in the distribution of the Exchange Notes within the meaning of the Securities Act;

•	it is not our affiliate, as defined in Rules 405 of the Securities Act;

•	if it is not a broker-dealer, it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes; and

•

if it is a broker-dealer, it will receive the Exchange Notes for its own account in exchange for Restricted Notes that were acquired by it as a result of its market-making or other trading activities and that it will deliver a prospectus in connection with any resale of such Exchange Notes. For further information regarding resales of the Exchange Notes by participating broker-dealers, see the discussion under the caption “Plan of Distribution.”

As discussed above, in connection with resales of Exchange Notes, any participating broker-dealer must deliver a prospectus meeting the requirements of the Securities Act. The staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes, other than a resale of an unsold allotment from the original sale of the Restricted Notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we have agreed, for a period of 90 days following the consummation of the exchange offer, to make available a prospectus meeting the requirements of the Securities Act to any participating broker-dealer for use in connection with any resale of any Exchange Notes acquired in the exchange offer.

DESCRIPTION OF SENIOR EXCHANGE NOTES

The Floating Rate Senior Exchange Notes due 2014 (the “Floating Rate Senior Exchange Notes”) are to be issued under an Indenture, dated as of April 20, 2007 (the “Floating Rate Indenture”), among the Company, the Guarantors and Wells Fargo Bank, National Association, as trustee (the “Floating Rate Trustee”), as amended from time to time. The 8 3/4% Senior Exchange Notes due 2014 (the “Fixed Rate Senior Exchange Notes” and, together with the Floating Rate Senior Exchange Notes, the “Senior Exchange Notes”) are to be issued under an Indenture, dated as of April 20, 2007 (the “Fixed Rate Indenture” and, together with the Floating Rate Indenture, the “Indentures”), among the Company, the Guarantors, the trustee, as amended from time to time. These are the same Indentures under which the Senior Restricted Notes were issued.

Except as set forth herein, the terms of the Senior Exchange Notes include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act. The Floating Rate Senior Exchange Notes and the Fixed Rate Senior Exchange Notes will each be issued as a separate series and class and will vote separately with respect to all matters. Any Senior Restricted Notes that remain outstanding after the completion of the exchange offer, together with the Senior Exchange Notes issued in connection with the exchange offer, will be treated as a single class of securities under the each of the Indentures.

Unless the context otherwise requires, in this description, (i) the “Floating Rate Senior Notes” refer to the Floating Rate Senior Exchange Notes and the Floating Rate Senior Restricted Notes, (ii) the “Fixed Rate Senior Notes” refers to the Fixed Rate Senior Exchange Notes and the Fixed Rate Senior Restricted Notes, and (iii) the “Senior Notes” refers to the Floating Rate Senior Notes and the Fixed Rate Senior Notes. The following description is only a summary of the material provisions of the Indentures, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indentures, including the definitions therein of certain terms used below. We urge you to read the Indentures because they, and not this description, define your rights as Holders of the Senior Notes.

Senior Exchange Notes versus Senior Restricted Notes

The terms of the Senior Exchange Notes are substantially identical to those of the outstanding Senior Restricted Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Senior Restricted Notes do not apply to the Senior Exchange Notes.

Brief Description of the Senior Exchange Notes

The Senior Exchange Notes will:

•	be general, unsubordinated obligations of the Company;

•	be unsecured;

•

be structurally subordinated to all existing and future Indebtedness and other liabilities (including trade payables) of the Company’s Subsidiaries (other than Subsidiaries that are or become Subsidiary Guarantors pursuant to the provisions described below under “—Subsidiary Guarantees”);

•	be limited to an aggregate principal amount of $150.0 million for the Floating Rate Senior Notes and $450.0 million for the Fixed Rate Senior Notes, subject to our ability to issue Additional Notes;

•	mature on May 1, 2014;

•	bear interest at the applicable rate per annum shown from the most recent date to which interest has been paid or provided for;

•

be issued in minimum denominations of $2,000 or, if greater at the Issue Date, the dollar equivalent of €1,000 rounded up to the nearest $1,000 (the “Minimum Denomination”) and any integral multiple of $1,000 in excess thereof;

•	be represented by one or more registered Senior Notes in global form, but in certain circumstances may be represented by Senior Notes in definitive form. See “Book Entry, Delivery and Form”;

•	be pari passu in right of payment with all existing and future unsubordinated indebtedness of the Company; and

•

be unconditionally guaranteed on an unsubordinated basis by each of the Company’s current and future Subsidiaries that guarantees payment by the Company of any Indebtedness of the Company under the Senior Credit Facility.

Because the Senior Notes are unsecured, in the event of bankruptcy, liquidation, reorganization or other winding up of the Company or the Subsidiary Guarantors or upon default in payment with respect to, or the acceleration of, any Indebtedness under our senior secured credit facility or other secured indebtedness, the assets of the Company and the Subsidiary Guarantors that secure other secured indebtedness will be available to pay obligations on the Senior Notes and the Guarantees only after all Indebtedness under such other secured indebtedness has been repaid in full from such assets.

Principal, Maturity and Interest

Floating Rate Notes

The Floating Rate Exchange Notes will be issued initially in an aggregate principal amount of up to $150.0 million. The Floating Rate Senior Notes will mature on May 1, 2014. Each Floating Rate Senior Notes will bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4%, as determined by the calculation agent (the “Calculation Agent”), which shall initially be the Floating Rate Trustee.

Interest on the Floating Rate Senior Notes will be payable quarterly in cash to Holders of record at the close of business on April 15, July 15, September 15 and January 15 immediately preceding the interest payment date, on May 1, August 1, November 1 and February 1 of each year, commencing August 1, 2007.

The amount of interest for each day that the Floating Rate Senior Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Floating Rate Senior Notes then outstanding. The amount of interest to be paid on the Floating Rate Senior Notes for each Interest Period will be calculated by adding the Daily Interest Amount for each day in the Interest Period. All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The Calculation Agent will, upon the request of any Holder of Floating Rate Senior Notes, provide the interest rate then in effect with respect to the Floating Rate Senior Notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on the Company, the Guarantors and the Holders of the Floating Rate Senior Notes.

Fixed Rate Senior Notes

The Fixed Rate Senior Exchange Notes will be issued initially in an aggregate principal amount of up to $450.0 million. The Fixed Rate Senior Notes will mature on May 1, 2014. Each Fixed Rate Senior Notes will bear interest at the applicable rate per annum shown from the most recent date to which interest has been paid or provided for.

Interest on the Fixed Rate Senior Notes will be payable semiannually in cash to Holders of record at the close of business on April 15 and October 15 immediately preceding the interest payment date, on May 1 and

November 1 of each year, commencing November 1, 2007. Interest will be paid on the basis of a 360-day year consisting of twelve 30-day months and accrue from the date of original issuance.

Additional securities may be issued under either of the Indentures in one or more series from time to time (“Additional Notes”), subject to the limitations set forth under “—Certain Covenants—Limitation on Indebtedness,” which will vote as a class with the Senior Notes under that Indenture and will be treated as a single class with the Senior Notes issued thereunder for all purposes under that Indenture.

Other Terms

Principal of, and premium, if any, and interest on, the applicable Senior Notes will be payable, and such Senior Notes may be exchanged or transferred, at the office or agency of the Company maintained for such purposes (which shall initially be the corporate trust office of the Trustees), except that, at the option of the Company, payment of interest may be made by check mailed to the address of the registered holders of such Senior Notes as such address appears in the applicable Note Register.

Optional Redemption

The Senior Notes will be redeemable, at the Company’s option, at any time prior to maturity at varying redemption prices in accordance with the applicable provisions set forth below.

The Floating Rate Senior Notes will be redeemable, at the Company’s option, in whole or in part, at any time and from time to time on or after May 1, 2009, and prior to maturity at the applicable redemption price set forth below. The Fixed Rate Senior Notes will be redeemable, at the Company’s option, in whole or in part, at any time and from time to time on or after May 1, 2010, and prior to maturity at the applicable redemption price set forth below. Such redemption may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date. The Company may provide in such notice that payment of the redemption price and the performance of the Company’s obligations with respect to such redemption may be performed by another Person. Any such redemption and notice may, in the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a Change of Control. The Senior Notes will be so redeemable at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to, but not including, the relevant redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on May 1 of the years set forth below:

The Floating Rate Senior Notes

Redemption Period	Price
2009	102.000%
2010	101.000%
2011 and thereafter	100.000%

The Fixed Rate Senior Notes

Redemption Period	Price
2010	104.375%
2011	102.917%
2012	101.458%
2013 and thereafter	100.000%

In addition, the Indentures provide, as applicable, that at any time and from time to time on or prior to May 1, 2010, the Company, at its option, may redeem Senior Notes in an aggregate principal amount equal to (a) up to 35% of the original aggregate principal amount of the Floating Rate Senior Notes (including the principal amount of any Additional Notes that are Floating Rate Senior Notes) and (b) up to 35% of the original aggregate principal amount of the Fixed Rate Senior Notes (including the principal amount of any Additional Notes that are Fixed Rate Senior Notes), with funds in an aggregate amount (the “Redemption Amount”) not exceeding the aggregate proceeds of one or more Equity Offerings (as defined below), at a redemption price (expressed as a percentage of principal amount thereof) of 100% plus the applicable rate of interest per annum on the date on which notice of redemption is given for the Floating Rate Senior Notes and 108.75% for the Fixed Rate Senior Notes, in each case plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that

(a) if Floating Rate Senior Notes are redeemed, an aggregate principal amount of Floating Rate Senior Notes equal to at least 50% of the original aggregate principal amount of Floating Rate Senior Notes (including the principal amount of any Additional Notes that are Floating Rate Senior Notes) must remain outstanding after each such redemption of Floating Rate Senior Notes, and

(b) if Fixed Rate Senior Notes are redeemed, an aggregate principal amount of Fixed Rate Senior Notes equal to at least 50% of the original aggregate principal amount of Fixed Rate Senior Notes (including the principal amount of any Additional Notes that are Fixed Rate Senior Notes) must remain outstanding after each such redemption of Fixed Rate Senior Notes.

Such redemption may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date (but in no event more than 180 days after the completion of the related Equity Offering). The Company may provide in such notice that payment of the redemption price and performance of the Company’s obligations with respect to such redemption may be performed by another Person. Any such notice may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the completion of the related Equity Offering.

At any time prior to May 1, 2009, in the case of the Floating Rate Senior Notes, and May 1, 2010, in the case of the Fixed Rate Senior Notes, such Senior Notes may also be redeemed or purchased (by the Company or any other Person) in whole or in part, at the Company’s option, at a price (the “Redemption Price”) equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption or purchase (the “Redemption Date”) (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). Such redemption or purchase may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the Redemption Date. The Company may provide in such notice that payment of the Redemption Price and performance of the Company’s obligations with respect to such redemption or purchase may be performed by another Person. Any such redemption, purchase or notice may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a Change of Control.

“Applicable Premium” means, with respect to a Senior Note at any Redemption Date, the greater of (i) 1.0% of the principal amount of such Senior Note and (ii) the excess of (A) the present value at such Redemption Date of (1) the redemption price of such Senior Note on May 1, 2009, in the case of a Floating Rate Senior Note, and May 1, 2010, in the case of a Fixed Rate Senior Note, such redemption price being that described in the second paragraph of this “Optional Redemption” section plus (2) all required remaining scheduled interest payments due on such Senior Note through such date (excluding accrued and unpaid interest through the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note on such Redemption Date; as calculated by the Company or on behalf of the Company by such Person as the Company shall designate; provided that such calculation shall not be a duty or obligation of the applicable Trustee.

“Treasury Rate” means, with respect to a Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to such Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to May 1, 2009, in the case of a Floating Rate Senior Note; and May 1, 2010, in the case of a Fixed Rate Senior Note; provided, however, that if the period from the Redemption Date to such date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Selection

In the case of any partial redemption, selection of the Senior Notes of the applicable series for redemption will be made by the applicable Trustee on a pro rata basis, or, to the extent a pro rata basis is not permitted, by such other method as such Trustee shall deem to be fair and appropriate, although no Senior Note of the Minimum Denomination in original principal amount or less will be redeemed in part. If any Senior Note is to be redeemed in part only, the notice of redemption relating to such Senior Note shall state the portion of the principal amount thereof to be redeemed. A new Senior Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Senior Note.

Subsidiary Guarantees

The Company will cause each Subsidiary that guarantees payment by the Company of any Indebtedness of the Company under the Senior Credit Facility to execute and deliver to the applicable Trustee a supplemental indenture or other instrument pursuant to which such Subsidiary will guarantee payment of the Senior Notes, whereupon such Subsidiary will become a Subsidiary Guarantor for all purposes under the Indentures. In addition, the Company may cause any Subsidiary or other Person that is not a Subsidiary Guarantor to guarantee payment of the Senior Notes and become a Subsidiary Guarantor.

Each Subsidiary Guarantor, as primary obligor and not merely as surety, will jointly and severally, irrevocably, fully and unconditionally Guarantee, on an unsecured unsubordinated basis the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all monetary obligations of the Company under the applicable Indenture and the applicable Senior Notes, whether for principal of or interest on the Senior Notes, expenses, indemnification or otherwise (all such obligations guaranteed by the Subsidiary Guarantors being herein called the “Subsidiary Guaranteed Obligations”). Each Subsidiary Guarantor will agree to pay, in addition to the amount stated above, any and all reasonable out-of-pocket expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee or the applicable Holders in enforcing any rights under a Guarantee.

The obligations of each Subsidiary Guarantor will be limited to the maximum amount, as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including but not limited to any Guarantee by it of any Bank Indebtedness), result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law, or being void or unenforceable under any law relating to insolvency of debtors.

Each Guarantee shall be a continuing Guarantee and shall (i) remain in full force and effect until payment in full of the principal amount of all outstanding Senior Notes (whether by payment at maturity, purchase, redemption, defeasance, retirement or other acquisition) and all other applicable obligations then due and owing unless earlier terminated as described below, (ii) be binding upon such Guarantor and (iii) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their permitted successors, transferees and assigns.

Notwithstanding the preceding paragraph, any Subsidiary Guarantor will automatically and unconditionally be released from all obligations under their Guarantees, and such Guarantees shall thereupon terminate and be discharged and of no further force or effect, (i) in the case of a Subsidiary Guarantor, concurrently with any direct or indirect sale or disposition (by merger, consolidation or otherwise) of any Subsidiary Guarantor or any interest therein not prohibited by the terms of the applicable Indenture (including the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and “—Merger and Consolidation”) by the Company or a Restricted Subsidiary, following which such Subsidiary Guarantor is no longer a Restricted Subsidiary of the Company, (ii) at any time that such Subsidiary Guarantor is released from all of its obligations under all of its Guarantees of payment by the Company of any Indebtedness of the Company under the Senior Credit Facility (it being understood that a release subject to contingent reinstatement is still a release, and that if any such Guarantee is so reinstated, such Guarantee shall also be reinstated), (iii) upon the merger or consolidation of any Guarantor with and into the Company or another Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation of such Guarantor following or contemporaneously with the transfer of all of its assets to the Company or another Guarantor, (iv) concurrently with a Subsidiary Guarantor becoming an Unrestricted Subsidiary, (v) upon legal or covenant defeasance of the Company’s obligations, or satisfaction and discharge of the applicable Indenture, or (vi) subject to customary contingent reinstatement provisions, upon payment in full of the aggregate principal amount of all applicable Senior Notes then outstanding. In addition, the Company will have the right, upon 30 days’ notice to the applicable Trustee, to cause any Subsidiary Guarantor that has not guaranteed payment by the Company of any Indebtedness of the Company under the Senior Credit Facilities or the Senior Subordinated Notes to be unconditionally released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect. Upon any such occurrence specified in this paragraph, the applicable Trustee shall execute any documents reasonably required in order to evidence such release, discharge and termination in respect of such Subsidiary Guarantee.

Neither the Company nor any such Subsidiary Guarantor shall be required to make a notation on the applicable Senior Notes to reflect any such Guarantee or any such release, termination or discharge.

Ranking

The indebtedness evidenced by the Senior Notes (a) will be unsecured unsubordinated indebtedness of the Company, (b) will rank pari passu in right of payment with all existing and future unsubordinated indebtedness of the Company and (c) will be senior in right of payment to all existing and future Subordinated Obligations of the Company to the extent set forth in the instrument containing the applicable subordination agreement. The Senior Notes are unsecured. In the event of a bankruptcy or insolvency, the Company’s secured lenders will have a prior secured claim to any collateral securing the debt owed to them.

Each Subsidiary Guarantee will (a) be unsecured unsubordinated indebtedness of the applicable Subsidiary Guarantor, (b) will rank pari passu in right of payment with all existing and future unsubordinated indebtedness of such Person and (c) will be senior in right of payment to all existing and future Guarantor Subordinated Obligations of such Person to the extent set forth in the instrument containing the applicable subordination agreement. Each Subsidiary Guarantee is unsecured. In the event of a bankruptcy or insolvency, the secured lenders of each Subsidiary Guarantor will have a prior secured claim to any collateral securing the debt owed to them.

A substantial part of the operations of the Company are conducted through its Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred shareholders (if any) of such

Subsidiaries will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the Senior Notes, unless such Subsidiary is a Subsidiary Guarantor with respect to the Senior Notes. The Senior Notes, therefore, will be “structurally” subordinated to creditors (including trade creditors) and preferred shareholders (if any) of other Subsidiaries of the Company (other than Subsidiaries that become Subsidiary Guarantors). Certain of the operations of a Subsidiary Guarantor may be conducted through Subsidiaries thereof that are not also Subsidiary Guarantors. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred shareholders (if any) of such Subsidiaries will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of such Subsidiary Guarantor, including claims under its Subsidiary Guarantee. Such Subsidiary Guarantee, if any, therefore, will be “structurally” subordinated to creditors (including trade creditors) and preferred shareholders (if any) of such Subsidiaries. Although the Indentures limit the incurrence of Indebtedness (including preferred stock) by certain of the Company’s Subsidiaries, such limitation is subject to a number of significant qualifications.

Change of Control

Upon the occurrence after the Issue Date of a Change of Control (as defined below), each Holder of Senior Notes will have the right to require the Company to repurchase all or any part of such Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that the Company shall not be obligated to repurchase Senior Notes pursuant to this covenant in the event that it has exercised its right to redeem all of the Senior Notes as described under “—Optional Redemption.”

The term “Change of Control” means:

(i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders or a Parent, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company, provided that (x) so long as the Company is a Subsidiary of any Parent, no “person” shall be deemed to be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of the Company unless such “person” shall be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of such Parent and (y) any Voting Stock of which any Permitted Holder is the “beneficial owner” shall not in any case be included in any Voting Stock of which any such “person” is the “beneficial owner”;

(ii) the Company or the Parent merges or consolidates with or into, or sells or transfers (in one or a series of related transactions) all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to, another Person (other than one or more Permitted Holders) and any “person” (as defined in clause (i) above), other than one or more Permitted Holders or any Parent, is or becomes the “beneficial owner” (as so defined), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the surviving Person in such merger or consolidation, or the transferee Person in such sale or transfer of assets, as the case may be, provided that (x) so long as such surviving or transferee Person is a Subsidiary of a parent Person, no “person” shall be deemed to be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of such surviving or transferee Person unless such “person” shall be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of such parent Person and (y) any Voting Stock of which any Permitted Holder is the “beneficial owner” shall not in any case be included in any Voting Stock of which any such “person” is the beneficial owner; or

(iii) during any period of two consecutive years (during which period the Company has been a party to the applicable Indenture), individuals who at the beginning of such period were members of the Board of Directors of the Company (together with any new members thereof whose election by such Board of

Directors or whose nomination for election by holders of Equity Interests of the Company was approved by one or more Permitted Holders or by a vote of a majority of the members of such board of directors then still in office who were either members thereof at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such board of directors then in office.

Unless the Company has exercised its right to redeem all the Senior Notes as described under “—Optional Redemption,” the Company shall, not later than 30 days following the date the Company obtains actual knowledge of any Change of Control having occurred, mail a notice (a “Change of Control Offer”) to each Holder with a copy to the Trustees stating: (1) that a Change of Control has occurred or may occur and that such Holder has, or upon such occurrence will have, the right to require the Company to purchase such Holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); (3) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Senior Notes purchased; and (4) if such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control. No Note will be repurchased in part if less than the Minimum Denomination in original principal amount of such Note would be left outstanding.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the applicable Indenture applicable to a Change of Control Offer made by the Company and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer, or (ii) notice of redemption has been given pursuant to the Indenture as described under the caption “—Optional Redemption,” unless and until there is a Default in the payment of the applicable redemption price.

To the extent that the provisions of any securities laws or regulations conflict with provisions of this “Change of Control” covenant, the Company may comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations hereunder by virtue thereof.

The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. The Company has no present plans to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the Indentures, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under “—Certain covenants—Limitation on indebtedness” and “—Certain covenants—Limitation on liens.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Senior Notes then outstanding. Except for the limitations contained in such covenants, however, the Indentures will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The occurrence of a Change of Control would constitute a default under the Senior Credit Agreement. Agreements governing future Indebtedness of the Company may contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased or repaid upon a Change of Control. The Senior Credit Agreement is expected to, and the agreements governing future Indebtedness of the Company may, prohibit the Company from repurchasing the Senior Notes upon a Change of Control unless the Indebtedness governed by such Senior Credit Agreement or the agreements governing such future Indebtedness, as the case may be, has been repurchased or repaid (or an offer made to effect such repurchase or repayment has been made and the Indebtedness of those creditors accepting such offer has been repurchased or repaid) and/or other specified requirements have been met. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Senior Notes could cause a default under such agreements, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company and its Subsidiaries. Finally, the Company’s ability to pay cash to the Holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the Indentures relating to the Company’s obligation to make an offer to purchase the Senior Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Notes. As described above under “—Optional Redemption,” the Company also has the right to redeem the Senior Notes at specified prices, in whole or in part, upon a Change of Control or otherwise.

The definition of Change of Control includes a phrase relating to the sale or other transfer of “all or substantially all” of the Company’s assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company, and therefore it may be unclear as to whether a Change of Control has occurred and whether the holders of the Senior Notes have the right to require the Company to repurchase such Senior Notes.

Certain Covenants

The Indentures contain covenants including, among others, the covenants as described below.

Limitation on Indebtedness

The Indentures provide as follows:

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness; provided, however, that the Company or any Restricted Subsidiary may Incur Indebtedness if on the date of the Incurrence of such Indebtedness, after giving effect to the Incurrence thereof, the Consolidated Coverage Ratio would be greater than 2.00 to 1.00.

(b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

(i) Indebtedness Incurred by the Company or any Subsidiary Guarantor pursuant to any Credit Facility (including but not limited to in respect of letters of credit or bankers’ acceptances issued or created thereunder) and Indebtedness Incurred by the Company or any Subsidiary Guarantor other than under any Credit Facility, and (without limiting the foregoing), in each case, any Refinancing Indebtedness in respect thereof, in a maximum principal amount at any time outstanding not exceeding in the aggregate the amount equal to $2,090.0 million;

(ii) Indebtedness (A) of any Restricted Subsidiary to the Company or (B) of the Company or any Restricted Subsidiary to any Restricted Subsidiary; provided, that any subsequent issuance or transfer of any Equity Interests of such Restricted Subsidiary to which such Indebtedness is owed, or other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of such Indebtedness (except to the Company or a Restricted Subsidiary) will be deemed, in each case, an Incurrence of such Indebtedness by the issuer thereof not permitted by this clause (ii) at the time of such issuance, transfer or other event;

(iii) Indebtedness of the Company and the Subsidiary Guarantors represented by the Senior Notes and the Subsidiary Guarantees, respectively, the Senior Subordinated Notes, the subsidiary guarantees thereof by the Subsidiary Guarantors, any Indebtedness (other than the Indebtedness described in clause (b)(ii) above) outstanding on the Issue Date and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (b)(iii) or paragraph (a) above;

(iv) Purchase Money Obligations and Capitalized Lease Obligations, and any Refinancing Indebtedness with respect thereto in an aggregate outstanding principal amount at any time not to exceed the greater of (x) $75.0 million or (y) an amount equal to 2.0% of Total Assets;

(v) Indebtedness consisting of accommodation guarantees for the benefit of trade creditors of the Company or any of its Restricted Subsidiaries;

(vi)(A) Guarantees by the Company or any Restricted Subsidiary of Indebtedness or any other obligation or liability of the Company or any Restricted Subsidiary (other than any Indebtedness Incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of the covenant described under “—Limitation on Indebtedness”), or (B) without limiting the covenant described under “—Limitation on Liens,” Indebtedness of the Company or any Restricted Subsidiary arising by reason of any Lien granted by or applicable to such Person securing Indebtedness of the Company or any Restricted Subsidiary (other than any Indebtedness Incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of the covenant described under “—Limitation on Indebtedness”);

(vii) Indebtedness of the Company or any Restricted Subsidiary (A) arising from the honoring of a check, draft or similar instrument of such Person drawn against insufficient funds, provided that such Indebtedness is extinguished within fifteen Business Days of its Incurrence, or (B) consisting of guarantees, indemnities, obligations in respect of earnouts or other purchase price adjustments, or similar obligations, Incurred in connection with the acquisition or disposition of any business, assets or Person;

(viii) Indebtedness of the Company or any Restricted Subsidiary in respect of (A) deductible obligations, self-insurance obligations, re-insurance obligations, completion guarantees, surety, judgment, appeal or performance bonds, or other similar bonds, instruments or obligations, provided, or relating to liabilities or obligations incurred, in the ordinary course of business, or (B) Hedging Obligations entered into for bona fide hedging purposes (including, without limitation, to protect the Company or any Restricted Subsidiary from fluctuations in currency exchange rates) that are incurred in the ordinary course of business, or (C) the financing of insurance premiums in the ordinary course of business, or (D) netting, overdraft protection and other arrangements arising under standard business terms of any bank at which the Company or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar facility or arrangement;

(ix) Indebtedness (A) of a Special Purpose Subsidiary secured by a Lien on all or part of the assets disposed of in, or otherwise Incurred in connection with, a Financing Disposition or (B) otherwise Incurred in connection with a Special Purpose Financing; provided that (1) such Indebtedness is not recourse to the Company or any Restricted Subsidiary that is not a Special Purpose Subsidiary (other than with respect to Special Purpose Financing Undertakings), (2) in the event such Indebtedness shall become recourse to the Company or any Restricted Subsidiary that is not a Special Purpose Subsidiary (other than with respect to Special Purpose Financing Undertakings), such Indebtedness will be deemed to be, and must be classified by the Company as, Incurred at such time (or at the time initially Incurred) under one or more of the other provisions of this covenant for so long as such Indebtedness shall be so recourse, and (3) in the event that at any time thereafter such Indebtedness shall comply with the provisions of the preceding subclause (1), the Company may classify such Indebtedness in whole or in part as Incurred under this clause (b)(ix) of this covenant;

(x) Indebtedness (including any Refinancing Indebtedness with respect any Indebtedness Incurred pursuant to this clause (x)) (x) of any Person that is assumed by the Company or any Restricted Subsidiary in connection with its acquisition of assets from such Person or any Affiliate thereof or is issued and outstanding on or prior to the date on which such Person was acquired by the Company or any Restricted Subsidiary or merged or consolidated with or into any Restricted Subsidiary or (y) of the

Company or any of its Restricted Subsidiaries incurred to finance the acquisition of any Person or assets; provided that either:

(1) after giving effect to such acquisition, merger or consolidation, either:

(A) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in paragraph (a) of this covenant; or

(B) the Consolidated Coverage Ratio is greater than the Consolidated Coverage Ratio immediately prior to such acquisition, merger or consolidation;

(2) such Indebtedness (i) is not Secured Indebtedness and constitutes Subordinated Obligations or Guarantor Subordinated Obligations, (ii) is not incurred while a Default exists and no Default shall result therefrom, (iii) does not mature (and is not mandatorily redeemable in the case of Disqualified Stock or Preferred Stock) and does not require any payment of principal prior to the final maturity of the Senior Notes, and (iv) in the case of sub-clause (x) above only, is not incurred in contemplation of such acquisition, merger or consolidation;

provided that the aggregate principal amount of Indebtedness (excluding any Indebtedness Incurred pursuant to this clause (b)(x) that was not incurred to finance the acquisition of any Person or assets) at any time outstanding Incurred under this clause (b)(x) (including any Refinancing Indebtedness with respect thereto) by any Restricted Subsidiaries that are not Subsidiary Guarantors shall not exceed $100.0 million in the aggregate;

(xi) in addition to the items referred to in clauses (b)(i) through (b)(x) above, Indebtedness of the Company or any Restricted Subsidiary in an aggregate outstanding principal amount at any time not to exceed an amount equal to the greater of (x) $100.0 million and (y) 2.75% of Total Assets;

(xii) Indebtedness of one or more Foreign Subsidiaries and guarantees thereof by the Company in an aggregate outstanding principal amount at any time not to exceed an amount equal to the greater of (x) the sum of (1) $50.0 million for Foreign Subsidiaries and (2) $25.0 million for Canadian Subsidiaries or (y) 2.00% of Total Assets;

(xiii) Indebtedness in connection with the Atlanta IRB Transaction and any Refinancing Indebtedness with respect thereto;

(xiv) Indebtedness consisting of promissory notes issued to present or former officers, directors or employees of any the Company or any Restricted Subsidiary upon the death, disability, retirement or termination of employment or service of such officer, director or employee or otherwise to finance the purchase or redemption of Equity Interests of the Company or any Parent, to the extent the applicable Restricted Payment is permitted by clause (b)(x) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(xv) Indebtedness of the Company or any Restricted Subsidiary equal to 200.0% of the Net Cash Proceeds received by the Company as capital contributions to the Company after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary) of its Equity Interests (other than Disqualified Stock) after the Issue Date as determined in accordance with clause (a)(3)(B) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” to the extent such Net Cash Proceeds have not been applied to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the covenant described under “—Certain Covenants—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (i) and (ii) of the definition thereof); and

(xvi) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence.

(c) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant, (i) any other obligation of the obligor on such Indebtedness (or of any other Person who could have Incurred such Indebtedness under this covenant) arising under any Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation supporting such Indebtedness shall be disregarded to the extent that such Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation secures the principal amount of such Indebtedness; (ii) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in paragraphs (a) or (b) above, the Company, in its sole discretion, shall classify such item of Indebtedness and may include the amount and type of such Indebtedness in one or more of such clauses (including in part under one such clause and in part under another such clause), and may reclassify such item of Indebtedness in any manner that complies with this covenant and only be required to include the amount and type of such Indebtedness in one of such clauses; (iii) if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to clause (i) of paragraph (b) above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included; and (iv) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

(d) For purposes of determining compliance with any Dollar-denominated restriction on the Incurrence of Indebtedness denominated in a foreign currency, the Dollar-equivalent principal amount of such Indebtedness Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness, pro vided that (x) the Dollar-equivalent principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date, (y) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency (or in a different currency from such Indebtedness so being Incurred), and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the outstanding or committed principal amount (whichever is higher) of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing, and (z) the Dollar-equivalent principal amount of Indebtedness denominated in a foreign currency and Incurred pursuant to a Senior Credit Facility shall be calculated based on the relevant currency exchange rate in effect on, at the Company’s option, (i) the Issue Date, (ii) any date on which any of the respective commitments under such Senior Credit Facility shall be reallocated between or among facilities or subfacilities thereunder, or on which such rate is otherwise calculated for any purpose thereunder, or (iii) the date of such Incurrence. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

The Indentures provide as follows:

(a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Equity Interests (including any such payment in connection with any merger or consolidation to which the Company is a party) except (x) dividends or distributions payable solely in its Equity Interests (other than Disqualified Stock) and

(y) dividends or distributions payable to the Company or any Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to other holders of its Equity Interests on no more than a pro rata basis), (ii) purchase, redeem, retire or otherwise acquire for value any Equity Interests of the Company held by Persons other than the Company or a Restricted Subsidiary, (iii) voluntarily purchase, repurchase, redeem, defease or otherwise voluntarily acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than a purchase, repurchase, redemption, defeasance or other acquisition or retirement for value in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such acquisition or retirement) or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, repurchase, redemption, defeasance, other acquisition or retirement or Investment being herein referred to as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment and after giving effect thereto:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) the Company could not Incur at least an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Issue Date and then outstanding would exceed, without duplication, the sum of:

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) beginning on the first day of the Company’s fiscal quarter in which the Issue Date occurred to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which Consolidated Financial Statements of the Company are available (or, in case such Consolidated Net Income shall be a negative number, 100% of such negative number);

(B) 100% of the aggregate Net Cash Proceeds and the fair value (as determined in good faith by the Board of Directors) of property or assets received (x) by the Company as capital contributions to the Company after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary) of its Equity Interests (other than Disqualified Stock) after the Issue Date or (y) by the Company or any Restricted Subsidiary from the issuance and sale by the Company or any Restricted Subsidiary of Indebtedness that shall have been converted into or exchanged after the Issue Date for Equity Interests of the Company or any Parent (other than Disqualified Stock), plus the amount of any cash and the fair value (as determined in good faith by the Board of Directors) of any property or assets, received by the Company or any Restricted Subsidiary upon such conversion or exchange; provided that this clause (B) shall not include such Net Cash Proceeds to the extent that the Company or any of its Restricted Subsidiaries Incurs Indebtedness pursuant to clause (b)(xv) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” based on such Net Cash Proceeds;

(C) the aggregate amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) dividends, distributions, cancellation of indebtedness for borrowed money owed by the Company or any Restricted Subsidiary to an Unrestricted Subsidiary, interest payments, return of capital, repayments of Investments or other transfers of assets to the Company or any Restricted Subsidiary from any Unrestricted Subsidiary, including dividends or other distributions related to dividends or other distributions made pursuant to clause (vii) of the following paragraph (b) (but only to the extent such amount is not included in Consolidated Net Income), or (ii) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of “Investment”), not to exceed in the case of any such Unrestricted Subsidiary the aggregate amount of Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary after the Issue Date; and

(D) in the case of any disposition or repayment of any Investment constituting a Restricted Payment (without duplication of any amount deducted in calculating the amount of Investments at any time outstanding included in the amount of Restricted Payments), an amount in the aggregate equal to the lesser of the return of capital, repayment or other proceeds with respect to all such Investments received by the Company or a Restricted Subsidiary and the initial amount of all such Investments constituting Restricted Payments.

(b) The provisions of the foregoing paragraph (a) do not prohibit any of the following, so long as a Default shall not have occurred and be continuing (or would result therefrom) (each, a “Permitted Payment”):

(i) any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Equity Interests of the Company or Subordinated Obligations made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent, or within 45 days, issuance or sale of, Equity Interests of the Company (other than Disqualified Stock and other than Equity Interests issued or sold to a Restricted Subsidiary) or a substantially concurrent, or within 45 days, capital contribution to the Company; provided, that the Net Cash Proceeds from such issuance, sale or capital contribution shall be excluded in subsequent calculations under clause (3)(B) of the preceding paragraph (a);

(ii)(A) any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Obligations (w) made by exchange for, or out of the proceeds of the substantially concurrent issuance or sale of, Indebtedness of the Company or Refinancing Indebtedness Incurred in compliance with the covenant described under “—Limitation on Indebtedness,” (x) from Net Available Cash to the extent permitted by the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock”, and, if required, purchased all Senior Notes tendered pursuant to the offer to repurchase all the Senior Notes required thereby prior to purchasing or repaying such Subordinated Obligations (y) following the occurrence of a Change of Control (or other similar event described therein as a “Change of Control”), but only if the Company shall have complied with the covenant described under “—Change of Control” and, if required thereby, purchased all Senior Notes tendered pursuant to the offer to repurchase all the Senior Notes required thereby, prior to purchasing or repaying such Subordinated Obligations or (z) constituting Acquired Indebtedness or (B) any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Disqualified Stock made by exchange for, or out of the proceeds of the substantially concurrent, or within 45 days, issuance or sale of, Disqualified Stock of the Company or Refinancing Indebtedness Incurred in compliance with the covenant described under “—Limitation on Indebtedness”;

(iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with the preceding paragraph (a);

(iv) the declaration and payment of dividends on the Company’s common stock following the first public Equity Offering of the Company’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the Net Cash Proceeds received or contributed by the Company in or from any such Equity Offering;

(v) notwithstanding the existence of any Default or Event of Default, loans, advances, dividends or distributions to any Parent or other payments by the Company or any Restricted Subsidiary to permit such Parent to make payments pursuant to (A) any Tax Sharing Agreement, or (B) to pay or permit any Parent to pay (1) any Parent Expenses or (2) any Related Taxes;

(vi) payments by the Company, or loans, advances, dividends or distributions by the Company to any Parent to make payments, to holders of Equity Interests of the Company or any Parent in lieu of issuance of fractional shares of such Equity Interests, not to exceed $5.0 million in the aggregate outstanding at any time;

(vii) dividends or other distributions of Equity Interests, Indebtedness or other securities of Unrestricted Subsidiaries;

(viii) the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of the covenant described under “Certain covenants—Limitation on indebtedness” above;

(ix) Restricted Payments (including loans and advances) in an aggregate amount outstanding at any time not exceeding an amount (net of repayments of such loans or advances) equal to the greater of (x) $100.0 million and (y) 2.75% of Total Assets;

(x) the purchase, redemption or other acquisition, cancellation or retirement for value of Equity Interests of the Company or any Restricted Subsidiary or any Parent held by any existing or former employees or management or directors of the Company or any Parent or any Subsidiary of the Company or their assigns, estates or heirs, in each case in connection with (x) the death or disability of such employee, manager or director or (y) the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees or directors; provided that in the case of clause (y) such redemptions or repurchases pursuant to such clause will not exceed $20.0 million in the aggregate during any twelve-month period (which shall increase to $40.0 million subsequent to the consummation of an underwritten public Equity Offering) plus the aggregate Net Cash Proceeds received by the Company after the Issue Date from the issuance of such Equity Interests or equity appreciation rights to, or the exercise of options, warrants or other rights to purchase or acquire Equity Interests of the Company by, any current or former director, officer or employee of the Company or any Restricted Subsidiary or from “key man” life insurance policies which are used to make such redemptions or repurchases; provided that the amount of such Net Cash Proceeds received by the Company and utilized pursuant to this clause (x) for any such repurchase, redemption, acquisition or retirement will be excluded from clause (a)(3)(B) of the preceding paragraph; and provided, further, that unused amounts available pursuant to this clause (x) to be utilized for Restricted Payments during any twelve-month period may be carried forward and utilized in the next succeeding twenty-four-month period; and

(xi) repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Equity Interests represents (i) a portion of the exercise price thereof or (ii) withholding incurred in connection with such exercise;

(xii) Restricted Payments made pursuant to, or contemplated by, or made to any Parent to permit any Parent to perform its obligations under, the Transactions, including the provisions of any Transaction Document (excluding the Senior Subordinated Notes and the Senior Subordinated Note Indenture) as in effect on the Issue Date, and as the same may be amended or replaced so long as such amendment or replacement that is not materially more disadvantageous to the Holders than the original Transaction Document as in effect on the Issue Date;

(xiii) repurchases by the Company or any Restricted Subsidiary of all (but not less than all), excluding directors’ qualifying shares, of the Equity Interests or other ownership interests in a Subsidiary of the Company which Equity Interests or other ownership interests were not theretofore owned by the Company or a Restricted Subsidiary of the Company;

(xiv) payments by the Company or any Restricted Subsidiary pursuant to its guarantee of AFC’s customary servicing obligations in connection with the Receivables Purchase Agreement; and

(xv) Restricted Payments that are made with Excluded Contributions;

provided, that (A) in the case of clauses (iii), (iv), (v)(B), and (vi), the net amount of any such Permitted Payment shall be included in subsequent calculations of the amount of Restricted Payments (but only to the extent such amount was not included as an expense in the calculation of Consolidated Net Income), and (B) in all cases other than pursuant to clause (A) immediately above, the net amount of any such Permitted Payment shall be excluded in subsequent calculations of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries.

The Indentures provide that the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Equity Interests or pay any Indebtedness or other obligations owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company (provided that dividend or liquidation priority between classes of Equity Interests, or subordination of any obligation (including the application of any remedy bars thereto) to any other obligation, will not be deemed to constitute such an encumbrance or restriction), except any encumbrance or restriction:

(1) pursuant to any agreement in effect at or entered into on the Issue Date, including, without limitation, the Indentures, the Senior Notes, the Senior Subordinated Note Indenture, the Senior Subordinated Notes, the Senior Credit Facility or any other Credit Facility;

(2) pursuant to any agreement or instrument of a Person, or relating to Indebtedness or Equity Interests of a Person, which Person is acquired by or merged or consolidated with or into the Company or any Restricted Subsidiary, or which agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition of assets from such Person, as in effect at the time of such acquisition, merger or consolidation (except to the extent that such Indebtedness was incurred to finance, or otherwise in connection with, such acquisition, merger or consolidation); provided that for purposes of this clause (2), if a Person other than the Company is the Successor Company with respect thereto, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed, as the case may be, by the Company or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

(3) pursuant to an agreement or instrument (a “Refinancing Agreement”) effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement or instrument referred to in clause (1) or (2) of this covenant or this clause (3) (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an Initial Agreement (an “Amendment”); provided, however, that the encumbrances and restrictions contained in any such Refinancing Agreement or Amendment taken as a whole are not materially less favorable to the Holders of the applicable Senior Notes than encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such Refinancing Agreement or Amendment relates (as determined in good faith by the Company);

(4)(A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any lease, license or other contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the applicable Indenture, (C) contained in mortgages, pledges or other security agreements securing Indebtedness of a Restricted Subsidiary to the extent restricting the transfer of the property or assets subject thereto, (D) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary, (E) pursuant to Purchase Money Obligations that impose encumbrances or restrictions on the property or assets so acquired, (F) on cash or other deposits or net worth imposed by customers or suppliers under agreements entered into in the ordinary course of business, (G) pursuant to customary provisions contained in agreements and instruments entered into in the ordinary course of business (including but not limited to leases, sale and leaseback agreements, asset sale agreements and joint venture and other similar agreements entered into in the ordinary course of business), (H) that arises or is agreed to in the ordinary course of business and does not detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary, or (I) pursuant to Hedging Obligations;

(5) with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Equity Interests or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(6) by reason of any applicable law, rule, regulation or order, or required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary or any of their businesses; or

(7) pursuant to an agreement or instrument (A) relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on indebtedness” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not less favorable to the Holders of the applicable Senior Notes than the encumbrances and restrictions contained in the Initial Agreements (as determined in good faith by the Company), or (ii) if such encumbrance or restriction is not materially more disadvantageous to the Holders of the applicable Senior Notes than is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the applicable Senior Notes or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness or (B) of, or relating to Indebtedness of or a Financing Disposition by or to or in favor of, any Special Purpose Entity.

Limitation on Sales of Assets and Subsidiary Stock

The Indentures provide as follows:

(a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless

(i) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition, as such fair market value may be determined (and shall be determined, to the extent such Asset Disposition or any series of related Asset Dispositions involves aggregate consideration in excess of $25.0 million) in good faith by the Board of Directors, whose determination shall be conclusive (including as to the value of all noncash consideration);

(ii) in the case of any Asset Disposition (or series of related Asset Dispositions) having a fair market value of $25.0 million or more, at least 75% of the consideration therefor (excluding, in the case of an Asset Disposition (or series of related Asset Dispositions), any consideration by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, that are not Indebtedness) received by the Company or such Restricted Subsidiary is in the form of cash; and

(iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or any Restricted Subsidiary, as the case may be) as follows:

(A) first, either (x) to the extent the Company elects (or is required by the terms of (1) any Bank Indebtedness, (2) any secured Indebtedness of the Company or any Subsidiary Guarantor or (3) any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor), to prepay, repay or purchase any such Indebtedness or (in the case of letters of credit, bankers’ acceptances or other similar instruments) cash collateralize any such Indebtedness (in each case other than

Indebtedness owed to the Company or a Restricted Subsidiary) within 360 days after the later of the date of such Asset Disposition and the date of receipt of such Net Available Cash, or (y) to the extent the Company or such Restricted Subsidiary elects, to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with an amount equal to Net Available Cash received by the Company or another Restricted Subsidiary) within 360 days from the later of the date of such Asset Disposition and the date of receipt of such Net Available Cash, or, if such investment in Additional Assets is a project authorized by the Board of Directors that will take longer than such 360 days to complete, the period of time necessary to complete such project;

(B) second, if the balance of such Net Available Cash after application in accordance with clause (A) above (and after the expiration of the maximum period for such application permitted by clause (A)) exceeds $20.0 million, (such balance, the “Excess Proceeds”), to the extent of such Excess Proceeds, to make an offer to purchase Senior Notes and (to the extent the Company or such Restricted Subsidiary elects, or is required by the terms thereof) to purchase, redeem or repay any other unsubordinated indebtedness of the Company or a Restricted Subsidiary, pursuant and subject to the conditions of the Indentures and the agreements governing such other Indebtedness; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B) above, to fund (to the extent consistent with any other applicable provision of the Indentures) any general corporate purpose (including but not limited to the repurchase, repayment or other acquisition or retirement of any Subordinated Obligations);

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A)(x) or (B) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries shall not be required to apply any Net Available Cash or equivalent amount in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions or equivalent amount that is not applied in accordance with this covenant exceeds $50.0 million. If the aggregate principal amount of Senior Notes or other unsubordinated Indebtedness of the Company or a Restricted Subsidiary validly tendered and not withdrawn (or otherwise subject to purchase, redemption or repayment) in connection with an offer pursuant to clause (B) above exceeds the Excess Proceeds, the Excess Proceeds will be apportioned between such Senior Notes and such other Indebtedness of the Company or a Restricted Subsidiary, with the portion of the Excess Proceeds payable in respect of such Senior Notes to equal the lesser of (x) the Excess Proceeds amount multiplied by a fraction, the numerator of which is the outstanding principal amount of such Senior Notes and the denominator of which is the sum of the outstanding principal amount of the Senior Notes and the outstanding principal amount of the relevant other Indebtedness of the Company or a Restricted Subsidiary, and (y) the aggregate principal amount of Senior Notes validly tendered and not withdrawn.

For the purposes of clause (ii) of paragraph (a) above, the following are deemed to be cash: (1) Temporary Cash Investments and Cash Equivalents, (2) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on payment of the principal amount of such Indebtedness in connection with such Asset Disposition, (3) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of the principal amount of such Indebtedness in connection with such Asset Disposition, (4) securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days, (5) consideration consisting of Indebtedness of the Company or any Restricted Subsidiary and (6) any Designated Noncash Consideration received by the Company or any Restricted Subsidiary in such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this covenant that is at that time outstanding, not to exceed the greater of (x) $50.0 million or (y) 1.25% of Total Assets at the time of the receipt of such Designated Noncash Consideration (with the Fair Market Value being measured at the time received and without giving effect to subsequent changes in value).

(b) In the event of an Asset Disposition that requires the purchase of Senior Notes pursuant to clause (iii)(B) of paragraph (a) above, the Company will be required to purchase Senior Notes tendered pursuant to an offer by the Company for the applicable Senior Notes (the “Offer”) at a purchase price of 100% of their principal amount plus accrued and unpaid interest to the Purchase Date in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indentures. If the aggregate purchase price of the applicable Senior Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of applicable Senior Notes, the remaining Net Available Cash will be available to the Company for use in accordance with clause (iii)(B) of paragraph (a) above (to repay other Indebtedness of the Company or a Restricted Subsidiary) or clause (iii)(C) of paragraph (a) above. The Company shall not be required to make an Offer for Senior Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clause (iii)(A) of paragraph (a) above) is less than $50.0 million for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). No Note will be repurchased in part if less than the Minimum Denomination in original principal amount.

(c) Pending the final application of any Net Proceeds pursuant to this covenant, such Net Available Cash may be applied to temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Available Cash in any manner not prohibited by the applicable Indenture.

(d) To the extent that the provisions of any securities laws or regulations conflict with provisions of this “Limitation on Sales of Assets and Subsidiary Stock” covenant, the Company may comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations hereunder by virtue thereof.

Limitation on Transactions with Affiliates

The Indentures provide as follows:

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless:

(i) such Affiliate Transaction is entered into in good faith and the terms of such Affiliate Transaction are, taken as a whole, fair and reasonable to the Company or such Restricted Subsidiary; and

(ii) if such Affiliate Transaction involves aggregate consideration in excess of $25.0 million, the terms of such Affiliate Transaction have been approved by a majority of the Disinterested Directors.

For purposes of this paragraph, any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in this paragraph if (x) such Affiliate Transaction is approved by a majority of the Disinterested Directors or (y) in the event there are no Disinterested Directors, the Company or such Restricted Subsidiary receives an opinion in customary form from a nationally recognized appraisal or investment banking firm to the effect that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary from a financial point of view.

(b) The provisions of the preceding paragraph (a) will not apply to:

(i) any Restricted Payment Transaction;

(ii)(1) the entering into, maintaining or performance of any employment contract, collective bargaining agreement, benefit plan, program or arrangement, related trust agreement or any other similar arrangement for or with any employee, officer or director heretofore or hereafter entered into in the ordinary course of business, including vacation, health, insurance, deferred compensation, severance, retirement, savings or other similar plans, programs or arrangements, (2) the payment of compensation, performance of indemnification or contribution obligations, or any issuance, grant or award of stock, options, other equity-related interests or other securities, to employees, officers or directors in the ordinary course of business, (3) the payment of reasonable fees to directors of the Company or any of its Subsidiaries (as determined in good faith by the Company or such Subsidiary) or (4) Management Advances and payments in respect thereof (or in reimbursement of any expenses referred to in the definition of such term);

(iii) any transaction with, including an Investment in, the Company or any Restricted Subsidiary;

(iv) any transaction arising out of and any payments made pursuant to agreements or instruments in existence on the Issue Date (other than any Tax Sharing Agreement referred to in clause (b)(vi) of this covenant), including, without limitation, the Transaction Documents, and as the same may be amended, modified, supplemented or replaced from time to time so long as such amendment, modification, supplement or replacement is not materially more disadvantageous to the Holders than the original agreement or instrument as in effect on the Issue Date;

(v) any transaction in the ordinary course of business, or approved by a majority of the Board of Directors, between the Company or any Restricted Subsidiary and any Affiliate of the Company controlled by the Company that is a joint venture or similar entity;

(vi) the execution, delivery and performance of any Tax Sharing Agreement;

(vii) any issuance or sale of Equity Interests (other than Disqualified Stock) of the Company (and the granting of registration rights or other customary rights in connection therewith) or capital contribution to the Company;

(viii) transactions with Affiliates solely in their capacity as holders of Indebtedness or Equity Interests of the Company or any of its Subsidiaries, where such Affiliates hold less Indebtedness or Equity Interests than non-Affiliates and such Affiliates receive the same consideration as non-Affiliates in such transactions;

(ix) any transaction with any Person who is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction;

(x) transactions between the Company or any Restricted Subsidiary and any Special Purpose Subsidiary in connection with a Financing Disposition or a Special Purpose Financing, provided that such transactions are not otherwise prohibited by the applicable Indenture;

(xi) transactions exclusively between or among the Company and any of its Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indentures;

(xii) transactions involving aggregate consideration not to exceed $1.0 million;

(xiii) payments by the Company or any Restricted Subsidiary to any Permitted Holder or any of its affiliates for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisition or divestitures, which payments are approved by a majority of the members of the Board of Directors; and

(xiv) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business or that are on terms at least as favorable to the Company and its Restricted Subsidiaries as might reasonably have been obtained at such time from an unaffiliated party, or that are considered fair to the Company and its Restricted Subsidiaries in the view of a majority of the members of the Board of Directors or the senior management of the Company.

Limitation on Liens

The Indentures provide that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien (other than Permitted Liens) on any of its property or assets (including Equity Interests of any other Person), whether owned on the Issue Date or thereafter acquired, securing any Indebtedness (the “Initial Lien”), unless contemporaneously therewith effective provision is made to secure the Indebtedness due under the Indentures and the Senior Notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or on a senior basis to, in the case of Subordinated Obligations or Guarantor Subordinated Obligations) such obligation for so long as such obligation is so secured by such Initial Lien. Any such Lien thereby created in favor of the Senior Notes or any such Subsidiary Guarantee will be automatically and unconditionally released and discharged upon (i) the release and discharge of the Initial Lien to which it relates, (ii) in the case of any such Lien in favor of any such Subsidiary Guarantee, upon the termination and discharge of such Subsidiary Guarantee in accordance with the terms of the Indentures or (iii) any sale, exchange or transfer (other than a transfer constituting a transfer of all or substantially all of the assets of the Company that is governed by the provisions of the covenant described under “—Merger and Consolidation” below) to any Person not an Affiliate of the Company of the property or assets secured by such Initial Lien, or of all of the Equity Interests held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Initial Lien.

Future Subsidiary Guarantors

As set forth more particularly under “—Subsidiary Guarantees,” the Indentures provide that the Company will cause each Subsidiary that guarantees payment by the Company of any Indebtedness of the Company under the Senior Credit Facilities to execute and deliver to the Trustees a supplemental indenture or other instrument pursuant to which such Subsidiary will guarantee payment of the Senior Notes, whereupon such Subsidiary will become a Subsidiary Guarantor for all purposes under the Indentures. The Company will also have the right to cause any other Subsidiary so to guarantee payment of the Senior Notes. Subsidiary Guarantees will be subject to release and discharge under certain circumstances prior to payment in full of the Senior Notes. See “—Subsidiary Guarantees.”

SEC Reports

The Indentures provide that, following consummation of the Exchange Offer, notwithstanding that the Company may not be required to be or remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the Company will file with the SEC (unless such filing is not permitted under the Exchange Act or by the SEC), so long as any Notes are outstanding, the annual reports, information, documents and other reports that the Company is required to file with the SEC pursuant to such Section 13(a) or 15(d) or would be so required to file if the Company were so subject within the time periods specified above. The Company will also, within 15 days after the time periods specified above, transmit by mail to all applicable Holders, as their names and addresses appear in the applicable Note Register, and to the Trustees (or make available on a Company website) copies of any such information, documents and reports (without exhibits) so required to be filed.

The Company will be deemed to have satisfied the requirements of this covenant if any Parent files with the SEC and provides reports, documents and information of the types otherwise so required, in each case within the applicable time periods specified by the applicable rules and regulations of the SEC, and the Company is not required to file such reports, documents and information separately under the applicable rules and regulations of the SEC (after giving effect to any exemptive relief) because of the filings by such Parent. The Company will comply with the other provisions of TIA § 314(a).

Notwithstanding the foregoing, the requirements of this covenant shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement described in the Registration Rights Agreement (1) by the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above, or (2) by posting on the Company’s website (or that of any of its parent companies) or providing such reports to the Trustee within 15 days after the time periods specified above, the financial information (including a “Management’s Discussion and Analysis of Results of Operations and Financial Condition” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in this prospectus. Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its agreements set forth under this covenant for purposes of clause (v) under “—Defaults” until 120 days after the date any report required to be provided by this covenant is due.

Merger and Consolidation

The Indentures provide that the Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(i) the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume all the obligations of the Company under the applicable Senior Notes and the Indentures by executing and delivering to the applicable Trustee a supplemental indenture or one or more other documents or instruments in form reasonably satisfactory to such Trustee;

(ii) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing;

(iii) immediately after giving effect to such transaction, either (A) the Successor Company could Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” or (B) the Consolidated Coverage Ratio of the Company (or, if applicable, the Successor Company with respect thereto) would equal or exceed the Consolidated Coverage Ratio of the Company immediately prior to giving effect to such transaction;

(iv) each applicable Subsidiary Guarantor (other than (x) any Subsidiary Guarantor that will be released from its obligations under its Subsidiary Guarantee in connection with such transaction and (y) any party to any such consolidation or merger) shall have delivered a supplemental indenture or other document or instrument in form reasonably satisfactory to the Trustees, confirming its Subsidiary Guarantee (other than any Subsidiary Guarantee that will be discharged or terminated in connection with such transaction); and

(v) the Company will have delivered to each such Trustee an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer complies with the provisions described in this covenant, provided that (x) in giving such opinion such counsel may assume compliance with the foregoing clauses (ii) and (iii) to the extent such opinion would otherwise be required to address financial matters or tests and, as to any matters of fact, may rely on an Officer’s Certificate, and (y) no Opinion of Counsel will be required for a consolidation, merger or transfer described in the last paragraph of this covenant.

Any Indebtedness that becomes an obligation of the Company or any Restricted Subsidiary (or that is deemed to be Incurred by any Person that becomes a Restricted Subsidiary) as a result of any such transaction undertaken in compliance with this covenant, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness.”

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indentures, and thereafter the predecessor Company shall be relieved of all obligations and covenants under the Indentures, except that the predecessor Company in the case of a lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the Senior Notes.

Clauses (ii) and (iii) of the first paragraph of this “Merger and Consolidation” covenant will not apply to any transaction in which (1) any Restricted Subsidiary consolidates with, merges with or into or conveys or transfers all or part of its assets to the Company or (2) the Company consolidates with or merges with or into or conveys or transfers all or substantially all its properties and assets to (x) an Affiliate incorporated or organized for the purpose of reincorporating or reorganizing the Company in another jurisdiction or changing its legal structure to a corporation or other entity or (y) a Restricted Subsidiary of the Company so long as all assets of the Company and the Restricted Subsidiaries immediately prior to such transaction (other than Equity Interests of such Restricted Subsidiary) are owned by such Restricted Subsidiary and its Restricted Subsidiaries immediately after the consummation thereof.

Defaults

An Event of Default is defined in the Indentures as:

(i) a default in any payment of interest on any applicable Note when due, continued for 30 days;

(ii) a default in the payment of principal of any applicable Note when due, whether at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise;

(iii) the failure by the Company or any Subsidiary Guarantor to comply with its obligations under the first paragraph of the covenant described under “—Merger and Consolidation” above;

(iv) the failure by the Company or any Subsidiary Guarantor to comply for 30 days after notice with any of its obligations under the covenant described under “—Change of Control” above (other than a failure to purchase Senior Notes);

(v) the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the applicable Senior Notes or the applicable Indenture;

(vi) the failure by the Company or any Restricted Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, if the total amount of such Indebtedness so unpaid or accelerated exceeds $50.0 million or its foreign currency equivalent;

(vii) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary, or of other Restricted Subsidiaries that are not Significant Subsidiaries but would in the aggregate constitute a Significant Subsidiary if considered as a single Person (the “bankruptcy provisions”);

(viii) the rendering of any judgment or decree for the payment of money in an amount (net of any insurance or indemnity payments actually received in respect thereof prior to or within 60 days from the entry thereof, or to be received in respect thereof in the event any appeal thereof shall be unsuccessful) in excess of $50.0 million or its foreign currency equivalent against the Company or a Significant Subsidiary, or jointly and severally against other Restricted Subsidiaries that are not Significant Subsidiaries but would in the aggregate constitute a Significant Subsidiary if considered as a single Person, that is not discharged, or bonded or insured by a third Person, if such judgment or decree remains outstanding for a period of 60 days following such judgment or decree and is not discharged, waived or stayed (the “judgment default provision”); or

(ix) the failure of any applicable Subsidiary Guarantee by a Subsidiary Guarantor that is a Significant Subsidiary to be in full force and effect (except as contemplated by the terms thereof or of the Indentures) or the denial or disaffirmation in writing by any applicable Subsidiary Guarantor that is a Significant Subsidiary of its obligations under the applicable Indenture or any applicable Subsidiary Guarantee.

The foregoing constitutes Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a Default under clause (iv) or (v) will not constitute an Event of Default until the applicable Trustee or the Holders of at least 30% in principal amount of the outstanding Senior Notes of the applicable class notify the Company of the Default and the Company does not cure such Default within the time specified in such clause after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing the applicable Trustee by notice to the Company, or the Holders of at least 30% in principal amount of the outstanding Senior Notes of the applicable class by notice to the Company and the applicable Trustee, may declare the principal of and accrued but unpaid interest on all applicable Senior Notes to be due and payable. Upon the effectiveness of such a declaration, such principal and interest will be due and payable immediately.

Notwithstanding the foregoing, if an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and accrued but unpaid interest on all the applicable Senior Notes will become immediately due and payable without any declaration or other act on the part of the applicable Trustee or any applicable Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Senior Notes may rescind any such acceleration with respect to the applicable Senior Notes and its consequences. In the event of any Default or Event of Default specified in clause (vi) above, such Default or Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Senior Notes) shall not be deemed to have occurred and shall be annulled, waived and rescinded automatically, in each case, without any action by the applicable Trustee or the applicable Holders if, within 20 days after such Event of Default arose,

(x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

(y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(z) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indentures relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, such Trustee will be under no obligation to exercise any of the rights or powers under the Indentures at the request or direction of any of the Holders unless such Holders have offered to such Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indentures or the applicable Senior Notes unless (i) such Holder has previously given the applicable Trustee written notice that an Event of Default is continuing, (ii) Holders of at least 30% in principal amount of the outstanding Senior Notes of the applicable class have requested such Trustee in writing to pursue the remedy, (iii) such Holders have offered such Trustee reasonable security or indemnity against any loss, liability or expense, (iv) such Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Senior Notes of the applicable class have not given such Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Senior Notes of the applicable class are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee or of exercising any trust or power conferred on such Trustee. Either Trustee, however, may refuse to follow any direction that conflicts with law or the applicable Indenture or that such Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve such Trustee in personal liability. Prior to taking any action under either Indenture, the applicable Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indentures provide that if a Default occurs and is continuing and is known to the applicable Trustee, such Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, or premium (if any) or interest on, any Note, the applicable Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustees, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default occurring during the previous year. The Company also is required to deliver to the Trustees, within 30 days after an Officer of the Company becomes aware of the occurrence thereof, written notice of any event that would constitute a Default, its status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, each Indenture may be amended with the consent of the Holders of a majority in principal amount of the Senior Notes issued thereunder then outstanding and any past Default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Senior Notes of the applicable class then outstanding (including in each case, consents obtained in connection with a tender offer or exchange offer for Senior Notes). However, without the consent of each Holder of an outstanding Note affected, no amendment or waiver may (i) reduce the principal amount of Senior Notes of the applicable class whose Holders must consent to an amendment or waiver, (ii) reduce the rate of or extend the time for payment of interest on any Note of the applicable class, (iii) reduce the principal of or extend the Stated Maturity of any Note of the applicable class, (iv) reduce the premium payable upon the redemption of any Note of the applicable class, or change the date at which any Senior Note may be redeemed as described under “—Optional Redemption” above, (v) make any Senior Note of the applicable class payable in money other than that stated in such Senior Note, (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder’s Senior Notes of the applicable class on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder’s Senior Notes of the applicable class, (vii) release any Subsidiary Guarantor from any of its obligations under the applicable Indenture, except in accordance with the terms of such Indenture or (viii) make any change in the amendment or waiver provisions described in this sentence.

Without the consent of any applicable Holder, the Company, the applicable Trustee and (as applicable) any Subsidiary Guarantor may amend either Indenture to cure or reform any ambiguity, mistake, manifest error, omission, defect or inconsistency, to provide for the assumption by a successor of the obligations of the Company or a Subsidiary Guarantor under such Indenture, to provide for uncertificated Senior Notes in addition to or in place of certificated Senior Notes, to add Guarantees with respect to the Senior Notes, to secure the Senior Notes, to confirm and evidence the release, termination or discharge of any Guarantee or Lien with respect to or securing the Senior Notes when such release, termination or discharge is provided for under such Indenture, to add to the covenants of the Company for the benefit of the Noteholders or to surrender any right or power conferred upon the Company, to provide for or confirm the issuance of Additional Notes, to conform the text of such Indenture, the Senior Notes issued thereunder or any Subsidiary Guarantee to any provision of this “Description of Senior Exchange Notes,” to increase the minimum denomination of Senior Notes to equal the dollar equivalent of €1,000 rounded up to the nearest $1,000 (including for purposes of redemption or repurchase of any Note in part), to provide additional rights or benefits to the Holders or make any change that does not materially adversely affect the rights of any Holder, to release a Subsidiary Guarantor from its obligations under its Subsidiary Guarantee or an Indenture in accordance with the applicable provisions of such Indenture, to provide for the appointment of a successor trustee, provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of such Indenture, or to comply with any requirement of the SEC in connection with the qualification of such Indenture under the TIA or otherwise.

The consent of the applicable Noteholders is not necessary under the Indentures to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver. Until an amendment or waiver becomes effective, a consent to it by a Noteholder is a continuing consent by such Noteholder and every subsequent Holder of all or part of the related Note. Any such Noteholder or subsequent holder may revoke such consent as to its Note by written notice to the applicable Trustee or the Company, received thereby before the date on which the Company certifies to such Trustee that the Holders of the requisite principal amount of Senior Notes have consented to such amendment or waiver. After an amendment or waiver under an Indenture becomes effective, the Company is required to mail to Noteholders a notice briefly describing such amendment or waiver. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment or waiver.

Defeasance

The Company at any time may terminate all its obligations under the applicable Senior Notes and the applicable Indenture (“legal defeasance”), except for certain obligations, including those relating to the defeasance trust and obligations to register the transfer or exchange of the Senior Notes, to replace mutilated, destroyed, lost or stolen Senior Notes and to maintain a registrar and paying agent in respect of the Senior Notes. The Company at any time may terminate its obligations under certain covenants under an Indenture, including the covenants described under “—Certain Covenants” and “—Change of Control,” the operation of the default provisions relating to such covenants described under “—Defaults” above, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under “—Defaults” above, and the limitations contained in clauses (iii), (iv) and (v) under “—Merger and Consolidation” above (“covenant defeasance”). If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its applicable Subsidiary Guarantee and any security then securing the Senior Notes will be automatically released.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the applicable Senior Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the applicable Senior Notes may not be accelerated because of an Event of Default specified in clause (iv), (v) (as it relates to the covenants described under “—Certain Covenants” above), (vi), (vii), (but only with respect to events of bankruptcy, insolvency or reorganization of a Subsidiary), (viii) or (ix) under “—Defaults” above or because of the failure of the Company to comply with clause (iii), (iv) or (v) under “—Merger and Consolidation” above.

Either defeasance option may be exercised prior to any redemption date or to the maturity date for the applicable Senior Notes. In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the applicable Trustee money or U.S. Government Obligations, or a combination thereof, sufficient (without reinvestment) to pay principal of, and premium (if any) and interest on, the applicable Senior Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to such Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the applicable Senior Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel (x) must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law since the Issue Date and (y) need not be delivered if all Senior Notes not theretofore delivered to such Trustee for cancellation have become due and payable, will become due and payable at its Stated Maturity within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to such Trustee in the name, and at the expense, of the Company).

Satisfaction and Discharge

The Indentures will be discharged and cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the applicable Senior Notes, as expressly provided for in such Indenture) as to all outstanding Senior Notes of the applicable class when (i) either (a) all Senior Notes of the applicable class previously authenticated and delivered (other than certain lost, stolen or destroyed Senior Notes, and certain Senior Notes for which provision for payment was previously made and thereafter the funds have been released to the Company) have been delivered to the applicable Trustee for cancellation or (b) all Senior Notes of the applicable class not previously delivered to such Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year or (z) have been or are to be called for redemption within one year under arrangements reasonably satisfactory to such Trustee for the giving of notice of redemption by such Trustee in the name, and at the expense, of the Company; (ii) the Company has irrevocably deposited or caused to be deposited with such Trustee money, U.S. Government Obligations, or a combination thereof, sufficient (without reinvestment) to pay and discharge the entire indebtedness on the Senior Notes of the applicable class not previously delivered to such Trustee for cancellation, for principal, premium, if any, and interest to, but not including, the date of redemption or their Stated Maturity, as the case may be; (iii) the Company has paid or caused to be paid all other sums payable under such Indenture by the Company; and (iv) the Company has delivered to such Trustee an Officer’s Certificate and an Opinion of Counsel each to the effect that all conditions precedent under the “Satisfaction and Discharge” section of such Indenture relating to the satisfaction and discharge of such Indenture have been complied with, provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (i), (ii) and (iii)).

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

No director, officer, employee, incorporator, equity holder, member or stockholder of the Company, any Subsidiary Guarantor or any Subsidiary of any thereof shall have any liability for any obligation of the Company or any Subsidiary Guarantor under the Indentures, the Senior Notes or any Subsidiary Guarantee, or for any claim based on, in respect of, or by reason of, any such obligation or its creation. Each Noteholder, by accepting the Senior Notes, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes.

Concerning the Trustees

Wells Fargo Bank, National Association is the Trustee under each of the Indentures and is appointed by the Company as Registrar and Paying Agent with regard to the Senior Notes.

The Indentures provide that, except during the continuance of an Event of Default, the applicable Trustee will perform only such duties as are set forth specifically in such Indentures. During the existence of an Event of Default, such Trustee will exercise such of the rights and powers vested in it under the Indentures and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indentures and the TIA will impose certain limitations on the rights of the applicable Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. Each Trustee is permitted to engage in other transactions; provided, that if it acquires any conflicting interest as described in the TIA, it must eliminate such conflict, apply to the SEC for permission to continue as Trustee with such conflict, or resign.

Transfer and Exchange

A Noteholder may transfer or exchange Senior Notes in accordance with the applicable Indenture. Upon any transfer or exchange, the registrar and the applicable Trustee may require such Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require such Noteholder to pay any taxes or other governmental charges required by law or permitted by the applicable Indenture. The Company is not required to transfer or exchange any Note selected for redemption or purchase or to transfer or exchange any Note for a period of 15 Business Days prior to the day of the mailing of the notice of redemption or purchase. No service charge will be made for any registration of transfer or exchange of the Senior Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection with the transfer or exchange. The Senior Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Governing Law

The Indentures each provides that it and the applicable Senior Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indentures and registration rights agreement without charge by writing to KAR Holdings, Inc., 13085 Hamilton Crossing Boulevard, Carmel, Indiana, USA, 46032, Attention: Secretary.

Certain Definitions

“Acquired Indebtedness” means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case other than Indebtedness Incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be Incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

“Acquisition” means the Merger and all related transactions contemplated by the Acquisition Documentation.

“Acquisition Documentation” means, collectively, the Merger Agreement and all schedules, exhibits and annexes thereto and all side letters and agreements affecting the terms thereof or entered into to effectuate the Merger.

“AFC” means Automotive Finance Corporation, any of its Subsidiaries, and any successor entity thereto.

“Additional Assets” means (i) any property or assets that replace the property or assets that are the subject of an Asset Disposition; (ii) any property or assets (other than Indebtedness and Equity Interests) used or to be used by the Company or a Restricted Subsidiary or otherwise useful in a Related Business (including any capital expenditures on any property or assets already so used); (iii) the Equity Interests of a Person that is engaged in a Related Business and becomes a Restricted Subsidiary as a result of the acquisition of such Equity Interests by the Company or another Restricted Subsidiary; or (iv) Equity Interests of any Person that at such time is a Restricted Subsidiary acquired from a third party.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease (other than an operating lease entered into in the ordinary course of business), transfer or other disposition of shares of Equity Interests of a Restricted Subsidiary (other than directors’ qualifying shares, or (in the case of a Foreign Subsidiary) to the extent required by applicable law), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction), other than (i) a disposition to the Company or a Restricted Subsidiary, (ii) a sale or other disposition in the ordinary course of business, including, without limitation, sales or dispositions of used, worn-out or obsolete property and assets and property and assets that are not useful in the business of the Company or any Restricted Subsidiary, (iii) the sale or discount (with or without recourse, and on customary or commercially reasonable terms) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable, (iv) any Restricted Payment Transaction, (v) a disposition that is governed by the provisions described under “—Merger and Consolidation” or any disposition that constitutes a Change of Control, (vi) any Financing Disposition, (vii) any “fee in lieu” or other disposition of assets to any governmental authority or agency that continue in use by the Company or any Restricted Subsidiary, so long as the Company or any Restricted Subsidiary may obtain title to such assets upon reasonable notice by paying a nominal fee, (viii) any exchange of property pursuant to or intended to qualify under Section 1031 (or any successor section) of the Code, or any exchange of equipment to be leased, rented or otherwise used in a Related Business, (ix) any financing transaction with respect to any existing property or any property built or acquired by the Company or any Restricted Subsidiary after the Issue Date, including without limitation any sale/leaseback transaction or asset securitization, (x) any disposition arising from foreclosure, condemnation or similar action with respect to any property or other assets, or exercise of termination rights under any lease, license, concession or other agreement, (xi) any disposition of Equity Interests, Indebtedness or other securities of an Unrestricted Subsidiary, (xii) a disposition of Equity Interests of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), entered into in connection with such acquisition, (xiii) any disposition or series of related dispositions for aggregate consideration not to exceed $10.0 million, (xiv) the creation of a Permitted Lien and dispositions in connection with Permitted Liens, (xv) dispositions of Investments or receivables, in each case in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings, (xvi) the unwinding of any Hedging Obligation, (xvii) the licensing of any intellectual property or (xviii) the Excluded Assets.

“Atlanta IRB Transaction” means the transactions entered into by ADESA Atlanta, LLC with the Development Authority of Fulton County, Georgia in connection with a wholesale automobile auction facility located in Fulton, Georgia.

“Bank Indebtedness” means any and all amounts, whether outstanding on the Issue Date or thereafter incurred, payable under or in respect of any Credit Facility, including without limitation principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees, other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, for any Person, the board of directors or other governing body of such Person or, if such Person is owned or managed by a single entity, the board of directors or other governing body of such entity, or, in either case, any committee thereof duly authorized to act on behalf of such board or governing body. Unless otherwise provided, “Board of Directors” means the Board of Directors of the Company.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in New York City (or any other city in which a Paying Agent maintains its office).

“Canadian Subsidiary” means any Foreign Subsidiary that is organized under the laws of Canada or any province or subdivision thereof.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP. The Stated Maturity of any Capitalized Lease Obligation shall be the date of the last payment of rent or any other amount due under the related lease.

“Cash Equivalents” means any of the following: (a) securities issued or fully guaranteed or insured by the United States of America or any agency or instrumentality thereof, (b) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof having a credit rating of “AA” or better at the time of acquisition from either S&P or Moody’s, (c) time deposits, certificates of deposit or bankers’ acceptances of (i) any lender under a Senior Credit Facility or any affiliate thereof or (ii) any commercial bank having capital and surplus in excess of $500,000,000 and the commercial paper of the holding company of which is rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), provided, however, that time deposits (including eurodollar time deposits), certificates of deposit (including eurodollar certificates of deposit) and bankers’ acceptances in an aggregate amount not to exceed $2,000,000 may be maintained at any commercial bank of recognized standing organized under the laws of the United States (or any State or territory thereof) that does not satisfy the capital and surplus requirements and rating requirements set forth in this clause (c), (d) money market instruments, commercial paper or other short-term obligations rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), (e) investments in money market funds subject to the risk limiting conditions of Rule 2a-7 or any successor rule of the SEC under the Investment Company Act of 1940, as amended and (f) investments similar to any of the foregoing denominated in foreign currencies approved by the Board of Directors.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodities Agreement” means, in respect of a Person, any commodity futures contract, forward contract, option or similar agreement or arrangement (including derivative agreements or arrangements), as to which such Person is a party or beneficiary.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which Consolidated Financial Statements of the Company are available to (ii) Consolidated Interest Expense for such four fiscal quarters (in each of the foregoing clauses (i) and (ii), determined for each fiscal quarter (or portion thereof) of the four fiscal quarters ending prior to the Issue Date); provided, that

(1) if since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Indebtedness that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on (A) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (B) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation);

(2) if since the beginning of such period the Company or any Restricted Subsidiary has repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged any Indebtedness that is no longer outstanding on such date of determination (each, a “Discharge”) or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a Discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid), Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such Discharge had occurred on the first day of such period;

(3) if since the beginning of such period the Company or any Restricted Subsidiary shall have disposed of any company, any business or any group of assets constituting an operating unit of a business (any such disposition, a “Sale”), the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets that are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to (A) the Consolidated Interest Expense attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Sale for such period (including but not limited to through the assumption of such Indebtedness by another Person) plus (B) if the Equity Interests of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such Sale;

(4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger, consolidation or otherwise) shall have made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise acquired any company, any business or any group of assets constituting an operating unit of a business, including any such Investment or acquisition occurring in connection with a transaction causing a calculation to be made hereunder (any such Investment or acquisition, a “Purchase”), Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any related Indebtedness) as if such Purchase occurred on the first day of such period; and

(5) if since the beginning of such period any Person became a Restricted Subsidiary or was merged or consolidated with or into the Company or any Restricted Subsidiary, and since the beginning of such period such Person shall have Discharged any Indebtedness or made any Sale or Purchase that would have required an adjustment pursuant to clause (2), (3) or (4) above if made by the Company or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Discharge, Sale or Purchase occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred or repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged in connection therewith, the pro forma calculations in respect thereof (including without limitation in respect of anticipated cost savings, synergies or annualized impact of buyer fee increases relating to any such Sale, Purchase or other transaction) shall be as determined in good faith by the Chief Financial Officer or an authorized Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness). If any Indebtedness bears, at the option of the Company or a Restricted Subsidiary, a rate of interest based on a prime or similar rate, a eurocurrency interbank offered rate or other fixed or floating rate, and such Indebtedness is being given pro forma effect, the interest expense on such Indebtedness shall be calculated by applying such optional rate as the Company or such Restricted Subsidiary may designate. If any Indebtedness that is being given pro forma effect was Incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate determined in good faith by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated EBITDA” means, for any period, for any period:

(a) Consolidated Net Income for such period plus,

(b) without duplication and to the extent reflected as a charge in arriving at such Consolidated Net Income for such period, the sum of the following amounts for such period:

(i) the aggregate amount of all provisions for all taxes (whether or not paid, estimated or accrued) based upon the income and profits of the Company or alternative taxes imposed as reflected in the provision for income taxes in the Company’s consolidated financial statements;

(ii) interest expense, amortization or write-off of debt discount and debt issuance costs, and commissions, discounts and other fees and charges associated with Indebtedness (including the Senior Notes);

(iii) depreciation and amortization expense;

(iv) amortization of intangibles (including goodwill) and organization costs;

(v) any extraordinary, unusual or non-recurring charges, expenses or losses (whether cash or non-cash);

(vi) any cash compensation expense relating to the cancellation or retirement of stock options in connection with the Acquisition in an aggregate amount not to exceed $25.0 million;

(vii) non-cash compensation expenses from stock, options to purchase stock and stock appreciation rights issued to the management of the Company;

(viii) any other non-cash charges, non-cash expenses or non-cash losses of the Company or any of its Restricted Subsidiaries for such period (including deferred rent but excluding any such charge, expense or loss incurred in the ordinary course of business that constitutes an accrual of or a reserve for cash charges for any future period), provided, however, that cash payments made in such period or in any future period in respect of such non-cash charges, expenses or losses (excluding any such charge, expense or loss incurred in the ordinary course of business that constitutes an accrual of or a reserve for cash charges for any future period) shall be subtracted from Consolidated Net Income in calculating Consolidated EBITDA in the period when such payments are made;

(ix) no more than $5.0 million accrued in any fiscal year for payment to the Permitted Holders in respect of management, monitoring, consulting and advisory fees plus any related expenses and other amounts paid to the Permitted Holders to the extent permitted pursuant to clause (b)(ii) of the covenant described under “Certain covenants—Limitation on transactions with affiliates”;

(x) any impairment charges, write-off, depreciation or amortization of intangibles arising pursuant to SFAS 141 or to SFAS 142 and any other non-cash charges resulting from purchase accounting;

(xi) any reduction in revenue resulting from the purchase accounting effects of adjustments to deferred revenue in component amounts required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries), as a result of the Acquisition, any acquisition consummated prior to the Issue Date or any acquisition by purchase or otherwise of all or substantially all of the business, assets or Capital Stock (other than directors’ qualifying shares) of any Person or a business unit of a Person;

(xii) any loss realized upon the sale or other disposition of any asset (including pursuant to any sale/leaseback transaction) that is not Disposed of in the ordinary course of business and any loss realized upon the sale or other disposition of any Capital Stock of any Person;

(xiii) any unrealized losses in respect of Hedging Obligations;

(xiv) any unrealized foreign currency translation losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person;

(xv) the amount of any minority expense net of dividends and distributions paid to the holders of such minority interest;

(xvi) any costs, fees and expenses associated with the consolidation of the salvage operations of the Company and its Restricted Subsidiaries as described in this prospectus;

(xvii) any costs, fees and expenses associated with the cost reduction, operational restructuring and business improvement efforts of any consulting firm engaged by the Company or its Restricted Subsidiaries to perform such service;

(xviii) any charges, costs, fees and expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts of the Company and its Restricted Subsidiaries; and

(xix) any costs, fees and expenses related to the Acquisition and any other costs, fees and expenses incurred in connection with any acquisition by purchase or otherwise of all or substantially all of the business, assets or Capital Stock (other than directors’ qualifying shares) of any Person or a business unit of a Person; minus

(c) to the extent included in arriving at such Consolidated Net Income for such period, the sum of the following amounts for such period:

(i) interest income;

(ii) any extraordinary, unusual or non-recurring income or gains whether or not included as a separate item in the statement of Consolidated Net Income;

(iii) all non-cash gains on the sale or disposition of any property other than inventory sold in the ordinary course of business;

(iv) any other non-cash income (excluding any items that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period that are described in the parenthetical to clause (b)(viii) above);

(v) any gain realized upon the sale or other disposition of any asset (including pursuant to any sale/leaseback transaction) that is not Disposed of in the ordinary course of business and any gain realized upon the sale or other disposition of any Capital Stock of any Person;

(vi) any unrealized gains in respect of Hedging Obligations; and

(vii) any unrealized foreign currency translation gains in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person, all as determined on a consolidated basis; plus

(d) the annualized impact of buyer fee increases on any business acquired in any acquisition by purchase or otherwise of all or substantially all of the business, assets or Capital Stock (other than directors’ qualifying shares) of any Person or a business unit of a Person.

For the purposes of calculating Consolidated EBITDA for any period of four consecutive fiscal quarters (each, a “Reference Period”) pursuant to any determination of the Consolidated Secured Leverage Ratio or the Consolidated Coverage Ratio, (i) if at any time during such Reference Period the Company or any Restricted Subsidiary shall have made any Material Disposition, the Consolidated EBITDA for such Reference Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such Reference Period and (ii) if during such Reference Period the Company or any Restricted Subsidiary shall have made a Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto, as if such Material Acquisition occurred on the first day of such Reference Period, and, in the case of any Material Acquisition other than the Acquisition, Consolidated EBITDA may be increased by adding back any cost savings related thereto expected to be realized within 365 days of such Material Acquisition and all costs incurred to achieve such cost savings. As used in this definition, “Material Acquisition” means any acquisition of property or series of related acquisitions of property that (a) constitutes assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the common stock of a Person and (b) involves the payment of consideration by the Company and its Restricted Subsidiaries in excess of $5,000,000; and “Material Disposition” means any Disposition of property or series of related Dispositions of property that yields gross proceeds to the Company or any of its Restricted Subsidiaries in excess of $5,000,000.

Notwithstanding the foregoing, (a) Consolidated EBITDA shall be deemed to be $102,900,000, $99,400,000, $88,100,000 and $80,700,000, respectively, for the fiscal quarters ending on or about March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, subject to the adjustments provided for in clauses (b) and (c) of this paragraph, (b) in determining Consolidated EBITDA at any time on or before June 30, 2007, Consolidated EBITDA will be increased by $10,500,000 on account of anticipated cost savings related to the combination of the salvage auction businesses of Insurance Auto Auctions, Inc. and ADESA, Inc. as reflected in this Prospectus, and (c) in determining Consolidated EBITDA at any time after June 30, 2007 and on or before June 30, 2008, Consolidated EBITDA will be increased by the difference between $10,500,000 and the cumulative amount of all such cost savings referred to in clause (b) that have been realized prior to such time.

“Consolidated Interest Expense” means, for any period, (i) the total interest expense of the Company and its Restricted Subsidiaries to the extent deducted in calculating Consolidated Net Income, net of any interest income of the Company and its Restricted Subsidiaries, including without limitation any such interest expense consisting of (a) interest expense attributable to Capitalized Lease Obligations, (b) amortization of debt discount, (c) interest in respect of Indebtedness of any other Person that has been Guaranteed by the Company or any Restricted Subsidiary, but only to the extent that such interest is actually paid by the Company or any Restricted Subsidiary, (d) non-cash interest expense, (e) the interest portion of any deferred payment obligation and (f) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, plus (ii) Preferred Stock dividends paid in cash in respect of Disqualified Stock of the Company held by Persons other than the Company or a Restricted Subsidiary and minus (iii) to the extent otherwise included in such interest expense referred to in clause (i) above, amortization or write-off of financing costs, in each case under clauses (i) through (iii) as determined on a Consolidated basis in accordance with GAAP; provided, that gross interest expense shall be determined after giving effect to any net payments made or received by the Company and its Restricted Subsidiaries with respect to Interest Rate Agreements.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP and before any reduction in respect of Preferred Stock dividends; provided, that there shall not be included in such Consolidated Net Income:

(i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iii) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (ii) below) and (B) the Company’s equity in the net loss of such Person shall be included to the extent of the aggregate Investment of the Company or any of its Restricted Subsidiaries in such Person;

(ii) solely for purposes of determining the amount available for Restricted Payments under clause (a)(3)(A) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” any net income (loss) of any Restricted Subsidiary that is not a Subsidiary Guarantor if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of similar distributions by such Restricted Subsidiary, directly or indirectly, to the Company by operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its stockholders (other than (w) restrictions that have been waived or otherwise released, (x) restrictions pursuant to the Senior Notes or the Indentures, (y) restrictions pursuant to the Senior Subordinated Notes or the Senior Subordinated Note Indenture and (z) restrictions in effect on the Issue Date with respect to a Restricted Subsidiary and other restrictions with respect to such Restricted Subsidiary that taken as a whole are not materially less favorable to the Noteholders than such restrictions in effect on the Issue Date), except that (A) subject to the limitations contained in clause (iii) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of any dividend or distribution that was or that could have been made by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the net loss of such Restricted Subsidiary shall be included to the extent of the aggregate Investment of the Company or any of its other Restricted Subsidiaries in such Restricted Subsidiary;

(iii) any gain or loss realized upon the sale or other disposition of any asset of the Company or any Restricted Subsidiary (including pursuant to any sale/leaseback transaction) that is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by the Board of Directors);

(iv) the cumulative effect of a change in accounting principles;

(v) all deferred financing costs written off and premiums paid in connection with any early extinguishment of Indebtedness;

(vi) any unrealized gains or losses in respect of Currency Agreements;

(vii) any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person;

(viii) any non-cash compensation charge arising from any grant of stock, stock options or other equity based awards;

(ix) to the extent otherwise included in Consolidated Net Income, any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Company or any Restricted Subsidiary owing to the Company or any Restricted Subsidiary;

(x) any non-cash charge, expense or other impact attributable to application of the purchase method of accounting (including the total amount of depreciation and amortization, cost of sales or other non-cash expense resulting from the write-up of assets to the extent resulting from such purchase accounting adjustments); and

(xi) any item classified as an extraordinary, unusual or non-recurring gain, loss or charge, including fees, expenses and charges associated with the Transactions and any acquisition, merger or consolidation after the Issue Date.

For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto, the pro forma calculations in respect thereof (including without limitation in respect of anticipated cost savings or synergies relating to any such Sale, Purchase or other transaction) shall be as determined in good faith by a responsible financial or accounting Officer of the Company.

“Consolidated Secured Indebtedness” means, as of any date of determination, an amount equal to the Consolidated Total Indebtedness as of such date that in each case the payment of which is then secured by Liens on property or assets of the Company and its Restricted Subsidiaries (other than property or assets held in a defeasance or similar trust or arrangement for the benefit of the Indebtedness secured thereby).

“Consolidated Secured Leverage Ratio” means, as of any date of determination, the ratio of (x) Consolidated Secured Indebtedness as at such date to (y) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Company are available (determined for each fiscal quarter (or portion thereof) of the four fiscal quarters ending prior to the Issue Date), provided, that:

(1) if since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Consolidated Secured Indebtedness that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Secured Leverage Ratio is an Incurrence of Consolidated Secured Indebtedness, Consolidated EBITDA and Consolidated Secured Indebtedness (to the extent it does not already include such Incurrence of Consolidated Secured Indebtedness) for such period shall be calculated after giving effect on a pro forma basis to such Consolidated Secured Indebtedness as if such Consolidated Secured Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Consolidated Secured Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on (A) the average daily balance of such Consolidated Secured Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (B) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation);

(2) if since the beginning of such period Consolidated Secured Indebtedness has been Discharged or if the transaction giving rise to the need to calculate the Consolidated Secured Leverage Ratio involves a Discharge of Consolidated Secured Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid), Consolidated EBITDA and Consolidated Secured Indebtedness (to the extent it does not already exclude such Discharge of Consolidated Secured Indebtedness) for such period shall be calculated after giving effect on a pro forma basis to such Discharge of such Consolidated Secured Indebtedness, including with the proceeds of such new Consolidated Secured Indebtedness, as if such Discharge had occurred on the first day of such period;

(3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made a Sale, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets that are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period;

(4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger, consolidation or otherwise) shall have made a Purchase (including any Purchase occurring in connection with a transaction causing a calculation to be made hereunder), Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Purchase occurred on the first day of such period; and

(5) if since the beginning of such period any Person became a Restricted Subsidiary or was merged or consolidated with or into the Company or any Restricted Subsidiary, and since the beginning of such period such Person shall have made any Sale or Purchase that would have required an adjustment pursuant to clause (2), (3) or (4) above if made by the Company or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA and Consolidated Secured Indebtedness for such period shall be calculated after giving pro forma effect thereto as if such Sale or Purchase occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto, the pro forma calculations in respect thereof (including without limitation in respect of anticipated cost savings synergies or annualized impact of buyer fee increases relating to any such Sale, Purchase or other transaction) shall be as determined in good faith by a responsible financial or accounting Officer of the Company.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to (1) the aggregate principal amount of outstanding Indebtedness of the Company and its Restricted Subsidiaries (other than the Senior Notes) as of such date consisting of (without duplication) Indebtedness for borrowed money (including Purchase Money Obligations and unreimbursed outstanding drawn amounts under funded letters of credit); Capitalized Lease Obligations; debt obligations evidenced by bonds, debentures, notes or similar instruments; Disqualified Stock; and (in the case of any Restricted Subsidiary that is not a Subsidiary Guarantor) Preferred Stock, determined on a Consolidated basis in accordance with GAAP (excluding items eliminated in Consolidation, and for the avoidance of doubt, excluding Hedging Obligations), minus (2) the amount of such Indebtedness consisting of Indebtedness of a type referred to in, or Incurred pursuant to, clause (b)(ix) of the covenant described under “—Certain covenants—Limitation on indebtedness.”

“Consolidation” means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP; provided that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in any Unrestricted Subsidiary will be accounted for as an investment. The term “Consolidated” has a correlative meaning.

“Credit Facilities” means one or more of (i) the Senior Credit Facility, and (ii) any other facilities, agreements, indentures or arrangements designated by the Company, in each case with one or more banks or other lenders or institutions providing for revolving credit loans, term loans or receivables (including without limitation through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables or the creation of any Liens in respect of such receivables in favor of such institutions), letters of credit or other Indebtedness, in each case, including all agreements, instruments and documents executed and delivered pursuant to or in connection with any of the foregoing, including but not limited to any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original banks, lenders or institutions or other banks, lenders or institutions or otherwise, and whether provided under any original Credit Facility or one or more other credit agreements, indentures, debentures, notes financing agreements or other Credit Facilities or through the sale of debt securities or otherwise). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement or arrangements (including derivative agreements or arrangements), as to which such Person is a party or of which it is a beneficiary.

“Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Noncash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation. A particular item of Designated Noncash Consideration will no longer be considered to be outstanding when it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

“Determination Date,” with respect to an Interest Period, means the second London Banking Day preceding the first day of such Interest Period.

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of the Company, or one or more members of the Board of Directors of a Parent, having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding Equity Interests of the Company or any Parent or any options, warrants or other rights in respect of such Equity Interests.

“Disposition” means, with respect to any Property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms “Dispose” and “Disposed of” shall have correlative meanings.

“Disqualified Stock” means, with respect to any Person, any Equity Interest that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (other than following the occurrence of a Change of Control or other similar event described under such terms as a “change of control,” or an Asset Disposition) (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Equity Interests convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary; provided, however, that any such conversion or exchange shall be deemed an Incurrence of Indebtedness or Disqualified Stock, as applicable) or (iii) is redeemable at the option of the holder thereof (other than following the occurrence of a Change of Control or other similar event described under such terms as a “change of control,” or an Asset Disposition), in whole or in part, in each case on or prior to the final Stated Maturity of the Senior Notes.

“Equity Interests” of any Person means any and all shares of, rights to purchase, warrants, options, profits, interests, equity appreciation rights or other rights to acquire or purchase, or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock (but excluding any debt security that is convertible into, or exchangeable for, any such equity).

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Company or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Company’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of the Company; and

(3) any such public or private sale that constitutes an Excluded Contribution. “Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means the properties of the Company located at (i) Atlanta (Old Site), 300 Raymond Hill Road, Newnan, GA; (ii) Dallas, 1224 East Big Town Blvd., Mesquite, TX 75149, (iii) Fremont, 6700 Stevenson Blvd., Fremont, CA 94538; (iv) Kansas City, 101 Southwest Oldham Pkwy, Lee’s Summit, MO 64081 and (v) Phoenix, 400 North Beck Avenue, Chandler, AZ 85226.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from:

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Equity Interests (other than Disqualified Stock) of the Company, in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in paragraph (a) of “—Limitation on Restricted Payments.”

“Fair Market Value” means, with respect to any asset or property, the fair market value of such asset or property as determined in good faith by the Board of Directors, whose determination will be conclusive.

“Financing Disposition” means any sale, transfer, conveyance or other disposition of, or creation or incurrence of any Lien on, Receivables by the Company or any Restricted Subsidiary thereof to or in favor of any Special Purpose Entity, or by any Special Purpose Subsidiary, in each case in connection with a financing by a Special Purpose Entity or in connection with the Incurrence by a Special Purpose Entity of Indebtedness or obligations to make payments to the obligor on Indebtedness, which may be secured by a Lien in respect of such property or assets, in each case, for the Fair Market Value thereof.

“Foreign Subsidiary” means (a) any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and (b) any Restricted Subsidiary of the Company that has no material assets other than securities or Indebtedness of one or more Foreign Subsidiaries (or Subsidiaries thereof), and other assets relating to an ownership interest in any such securities, Indebtedness or Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date (for purposes of the definitions of the terms “Consolidated Coverage Ratio,” “Consolidated EBITDA,” “Consolidated Interest Expense,” “Consolidated Net Income,” “Consolidated Secured Indebtedness,” “Consolidated Secured Leverage Ratio,” “Consolidated Total Indebtedness” and “Total Assets,” all defined terms in the Indentures to the extent used in or relating to any of the foregoing definitions, and all ratios and computations based on any of the foregoing definitions) and as in effect from time to time (for all other purposes of the Indentures), including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indentures shall be computed in conformity to the extent possible with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person; provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Subordinated Obligations” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodities Agreement.

“Holder” or “Noteholder” means the Person in whose name a Senior Note is registered in the Note Register.

“Incur” means issue, assume, enter into any Guarantee of, incur or otherwise become liable for; and the terms “Incurs,” “Incurred” and “Incurrence” shall have a correlative meaning; provided, that any Indebtedness or Equity Interests of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary. The accrual of interest or dividends, the accretion of accreted value, the accretion of amortization of original issue discount and the payment of interest or dividends in the form of additional

Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed Incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(i) the principal of indebtedness of such Person for borrowed money;

(ii) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(iii) the principal component of all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (except to the extent such reimbursement obligation relates to a Trade Payable or similar liability and such obligation is satisfied within 30 days of Incurrence);

(iv) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except Trade Payables and other accrued current liabilities arising in the ordinary course of business), which purchase price is due more than one year after the date of placing such property in final service or taking final delivery and title thereto;

(v) all Capitalized Lease Obligations of such Person;

(vi) the redemption, repayment or other repurchase amount of such Person with respect to any Disqualified Stock of such Person or (if such Person is a Subsidiary of the Company other than a Subsidiary Guarantor) any Preferred Stock of such Subsidiary, but excluding, in each case, any accrued dividends (the amount of such obligation to be equal at any time to the maximum fixed involuntary redemption, repayment or repurchase price for such Equity Interest, or if less (or if such Equity Interest has no such fixed price), to the involuntary redemption, repayment or repurchase price thereof calculated in accordance with the terms thereof as if then redeemed, repaid or repurchased, and if such price is based upon or measured by the fair market value of such Equity Interest, such fair market value shall be as determined in good faith by the Board of Directors or the board of directors or other governing body of the issuer of such Equity Interest);

(vii) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (B) the amount of such Indebtedness of such other Persons;

(viii) the principal component of Indebtedness of other Persons, to the extent Guaranteed by such Person; and

(ix) to the extent not otherwise included in this definition, net Hedging Obligations of such Person (the amount of any such obligation to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time);

provided, however, that Indebtedness shall not include (A) any obligation of the Company or any Subsidiary in respect of the Transaction Documents (other than the Credit Agreement, the Senior Notes, the Senior Subordinated Notes, the Senior Subordinated Note Indenture and the Indentures), (B) any liability for Federal, state, provincial, foreign, local or other taxes owed or owing by such Person, (C) advances paid by customers in the ordinary course of business for services or products to be provided or delivered in the future, (D) Trade Payables, accrued expenses and intercompany liabilities arising in the ordinary course of business, (E) prepaid or deferred revenue arising in the ordinary course of business, (F) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase price of an asset to satisfy unperformed obligations of the seller of such asset or (G) earn-out obligations until such obligations become a liability on the balance sheet of such person in accordance with GAAP.

The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in the applicable Indenture, or otherwise shall equal the amount thereof that would appear as a liability on a balance sheet of such Person (excluding any notes thereto) prepared in accordance with GAAP.

“Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include October 31, 2007 with respect to the Fixed Rate Senior Notes or July 31, 2007 with respect to the Floating Rate Senior Notes.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, future agreement, option agreement, swap agreement, cap agreement, collar agreement, hedge agreement or other similar agreement or arrangement (including derivative agreements or arrangements), as to which such Person is party or a beneficiary.

“Inventory” means goods held for sale, lease or use by a Person in the ordinary course of business, net of any reserve for goods that have been segregated by such Person to be returned to the applicable vendor for credit, as determined in accordance with GAAP.

“Investment” in any Person by any other Person means any direct or indirect advance, loan or other extension of credit (other than to customers, dealers, licensees, franchisees, suppliers, directors, officers or employees of any Person in the ordinary course of business) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to, or any purchase or acquisition of Equity Interests, Indebtedness or other similar instruments issued by, such Person. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, (i) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary, provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation, and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer. Guarantees shall not be deemed to be Investments. The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at the Company’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment; provided, that to the extent that the amount of Restricted Payments outstanding at any time is so reduced by any portion of any such amount or value that would otherwise be included in the calculation of Consolidated Net Income, such portion of such amount or value shall not be so included for purposes of calculating the amount of Restricted Payments that may be made pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Issue Date” means April 20, 2007.

“LIBOR,” with respect to an Interest Period, means the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period beginning on the day on which dealings in U.S. dollars are transacted, with respect to a future date, are expected to be transacted in the London interbank (a “London Banking Day”) after the Determination Date that appears on Reuters Screen LIBOR01 Page (or such other page as may replace that page on that service) (or, if not available, then Bloomberg Page BBAM1 or such other page as may replace that page on that service) as of 11:00 a.m., London time, on the Determination Date. If Reuters Screen LIBOR01 Page (or such other page as may replace that page on that service) (or, if not available, then Bloomberg Page BBAM1 or such other page as may replace that page on that service) does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Management Advances” means loans or advances made to directors, officers or employees of any Parent, the Company or any Restricted Subsidiary (x) in respect of travel, entertainment or moving-related expenses incurred in the ordinary course of business, (y) in respect of moving- related expenses incurred in connection with any closing or consolidation of any facility, or (z) in the ordinary course of business and (in the case of this clause (z)) not exceeding $10.0 million in the aggregate outstanding at any time.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of December 22, 2006 by and among KAR Holdings II, LLC, the Company, KAR Acquisition, Inc. and ADESA, Inc., as amended, restated, supplemented or otherwise modified from time to time.

“Merger” means the merger of KAR Acquisition, Inc. with and into the Company, with the Company continuing as the surviving corporation.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Available Cash” from an Asset Disposition means an amount equal to all cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of (i) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or to be accrued as a liability under GAAP, as a consequence of such Asset Disposition (including as a consequence of any transfer of funds in connection with the application thereof in accordance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”), (ii) all payments made, and all installment payments required to be made, on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, or to any other Person (other than the Company or a Restricted Subsidiary) owning a beneficial interest in the assets disposed of in such Asset Disposition, (iv) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities, (v) any liabilities or obligations associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition, including without limitation pension and other post-employment benefit liabilities, liabilities related to environmental matters, and liabilities relating to any indemnification obligations associated with such Asset Disposition, and (vi) the amount of any purchase price or similar adjustment (x) claimed by any Person to be owed by the Company or any Restricted Subsidiary, until such time as such claim shall have been settled or otherwise finally resolved, or (y) paid or payable by the Company, in either case in respect of such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of any securities of the Company or any Subsidiary by the Company or any Subsidiary, or any capital contribution, means an amount equal to all the cash proceeds of such issuance, sale or contribution net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance, sale or contribution and net of taxes paid or payable as a result thereof.

“Non-Recourse Debt” means Indebtedness:

(i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(ii) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Obligations” means, with respect to any Indebtedness, any principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, Guarantees of such Indebtedness (or of Obligations in respect thereof), other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

“Officer” means, with respect to the Company or any other obligor upon the Senior Notes, the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Controller, the Treasurer or the Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity (or any other individual designated as an “Officer” for the purposes of the applicable Indenture by the Board of Directors).

“Officer’s Certificate” means, with respect to the Company or any other obligor upon the Senior Notes, a certificate signed by one Officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the applicable Trustee. The counsel may be an employee of or counsel to the Company, any Parent or such Trustee.

“Parent” means KAR Holdings, LLC and any Other Parent and any other Person that is a Subsidiary of any Other Parent and of which the Company is a Subsidiary. As used herein, “Other Parent” means a Person of which the Company becomes a Subsidiary after the Issue Date, provided that either (x) immediately after the Company first becomes a Subsidiary of such Person, more than 50% of the Voting Stock of such Person shall be held by one or more Persons that held more than 50% of the Voting Stock of a Parent of the Company immediately prior to the Company first becoming such Subsidiary or (y) such Person shall be deemed not to be an Other Parent for the purpose of determining whether a Change of Control shall have occurred by reason of the Company first becoming a Subsidiary of such Person.

“Parent Expenses” means (i) costs (including all professional fees and expenses) incurred by any Parent in connection with its reporting obligations under, or in connection with compliance with, applicable laws or applicable rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, the Indentures, the Senior Subordinated Note Indenture or any other agreement or instrument relating to Indebtedness of the Company or any Restricted Subsidiary, including in respect of any reports filed with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder, (ii) an aggregate amount not to exceed $10.0 million in any fiscal year to permit any Parent to pay its corporate overhead expenses Incurred in the ordinary course of business, and to pay salaries or other compensation of employees who perform services for any Parent or for both such Parent and the Company, (iii) indemnification obligations of any Parent owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person, (iv) other operational and tax expenses of any Parent incurred on behalf of the Company in the ordinary course of business, including obligations in respect of director and officer insurance (including premiums therefor); it being understood that, for purposes of this definition, all operational and tax expenses of the Parent are deemed to be incurred on behalf of the Company if the Company’s activities represent substantially all of the operating activities of the Parent and all of its Subsidiaries, (v) fees and expenses payable by any Parent in connection with the Transactions, and (vi) fees and expenses incurred by any Parent in connection with any offering of Equity Interests or Indebtedness, (x) where the net proceeds of such offering are intended to be received by or contributed or loaned to the Company or a Restricted Subsidiary, or (y) in a prorated amount of such expenses in proportion to the amount of such net proceeds intended to be so received, contributed or loaned, or (z) otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to the Company or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed.

“Permitted Holder” means each of (i) Kelso & Company, L.P. and its Affiliates, (ii) GS Capital Partners VI, L.P. and its related GS VI co-investment funds and their Affiliates, (iii) ValueAct Capital Master Fund, L.P. and its Affiliates, (iv) Parthenon Investors LLC and its Affiliates and (v) any Person acting in the capacity of an underwriter in connection with a public or private offering of Voting Stock of any Parent or the Company. In addition, any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) whose status as a “beneficial owner” (as defined in Rules 1 3d-3 and 1 3d-5 under the Exchange Act) constitutes or results in a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indentures, together with its Affiliates, shall thereafter constitute Permitted Holders.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in, or consisting of, any of the following:

(i) a Restricted Subsidiary, the Company, or a Person that will, upon the making of such Investment, become a Restricted Subsidiary, so long as such Person is primarily engaged in a Related Business;

(ii) another Person that is engaged primarily in a Related Business if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(iii) Temporary Cash Investments or Cash Equivalents;

(iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business;

(v) any securities or other Investments received as consideration in, or retained in connection with, sales or other dispositions of property or assets, including Asset Dispositions made in compliance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”;

(vi) securities or other Investments received in settlement of debts created in the ordinary course of business and owing to, or of other claims asserted by, the Company or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments, including in connection with any bankruptcy proceeding or other reorganization of another Person;

(vii) Investments in existence or made pursuant to legally binding written commitments in existence on the Issue Date;

(viii) Currency Agreements, Interest Rate Agreements, Commodities Agreements and related Hedging Obligations, which obligations are Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(ix) pledges or deposits (x) with respect to leases or utilities in the ordinary course of business or (y) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under the covenant described under “—Certain Covenants—Limitation on Liens”;

(x) Investments in a Special Purpose Subsidiary in the form of Equity Interests, interests in Receivables generated by the Company or any of its Restricted Subsidiaries or a demand note or promissory note issued by a Special Purpose Subsidiary in favor of or for the benefit of the Company or a Restricted Subsidiary;

(xi) bonds secured by assets leased to and operated by the Company or any Restricted Subsidiary that were issued in connection with the financing of such assets so long as the Company or any Restricted Subsidiary may obtain title to such assets at any time by paying a nominal fee, canceling such bonds and terminating the transaction;

(xii) repurchases of the Senior Notes;

(xiii) any Investment to the extent made using Equity Interests of the Company (other than Disqualified Stock) or Equity Interests of any Parent as consideration;

(xiv) Management Advances;

(xv) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Transactions with Affiliates” (except transactions described in clauses (i), (v) and (vi) of such paragraph);

(xvi) other Investments in an aggregate amount outstanding at any time not to exceed the greater of (x) $100.0 million and (y) 2.75% of Total Assets;

(xvii) Equity Interests, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(xviii) endorsements of negotiable instruments and documents in the ordinary course of business or pledges or deposits permitted under clause (c) of the definition of “Permitted Liens.”

(xix) any Investment that replaces, refinances or refunds an existing Investment; provided that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and is made in the same Person as the Investment replaced, refinanced or refunded;

(xx) Investments made by AFC in the ordinary course of business in the form of loans, advances and extensions of credit; and

(xxi) Investments in connection with the Atlanta IRB Transaction.

If any Investment pursuant to clause (xvi) above is made in any Person that is not a Restricted Subsidiary and such Person thereafter becomes a Restricted Subsidiary, such Investment shall thereafter be deemed to have been made pursuant to clause (i) above and not clause (xvi) above for so long as such Person continues to be a Restricted Subsidiary.

“Permitted Liens” means:

(a) Liens for taxes, assessments or other governmental charges not yet delinquent or the nonpayment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Company and its Restricted Subsidiaries or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or a Subsidiary thereof, as the case may be, in accordance with GAAP;

(b) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business in respect of obligations that are not overdue for a period of more than 60 days or that are bonded or that are being contested in good faith and by appropriate proceedings;

(c) pledges, deposits or Liens in connection with workers’ compensation, unemployment insurance and other social security and other similar legislation or other insurance-related obligations (including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements);

(d) pledges, deposits or Liens to secure the performance of bids, tenders, trade, government or other contracts (other than for borrowed money), obligations for utilities, leases, licenses, statutory obligations, completion guarantees, surety, judgment, appeal or performance bonds, other similar bonds, instruments or obligations, and other obligations of a like nature incurred in the ordinary course of business;

(e) easements (including reciprocal easement agreements), rights-of-way, building, zoning and similar restrictions, utility agreements, covenants, reservations, restrictions, encroachments, charges, and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in the aggregate materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries, taken as a whole;

(f) Liens existing on, or provided for under written arrangements existing on, the Issue Date, or (in the case of any such Liens securing Indebtedness of the Company or any of its Subsidiaries existing or arising under written arrangements existing on the Issue Date) securing any Refinancing Indebtedness in respect of such Indebtedness so long as the Lien securing such Refinancing Indebtedness is limited to all or part of the same property, assets or substitute assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or under such written arrangements could secure) the original Indebtedness; provided, that liens incurred under the Senior Credit Facility or any Refinancing Indebtedness with respect thereto shall not be deemed to be permitted under this clause (f);

(g)(i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any leased property and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property;

(h) Liens arising out of judgments, decrees, orders or awards in respect of which the Company shall in good faith be prosecuting an appeal or proceedings for review, which appeal or proceedings shall not have been finally terminated, or if the period within which such appeal or proceedings may be initiated shall not have expired;

(i) leases, subleases, licenses or sublicenses (including, without limitation, real property and intellectual property rights) to third parties;

(j) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of (1) Indebtedness Incurred in compliance with clause (b)(i) (including Hedging Obligations related thereto), (b)(iv), (b)(v), (b)(vii), (b)(viii), or (b)(ix) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” or clause (b)(iii) thereof (other than Refinancing Indebtedness Incurred in respect of Indebtedness described in paragraph (a) thereof), (2) Bank Indebtedness Incurred in compliance with paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” and Hedging Obligations related thereto, (3) the Senior Notes, (4) Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor, and (5) Indebtedness or other obligations of any Special Purpose Entity in connection with a Special Purpose Financing;

(k) Liens existing on property or assets of a Person at the time such Person becomes a Subsidiary of the Company (or at the time the Company or a Restricted Subsidiary acquires such property or assets, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary); provided, however, that such Liens are not created in connection with, or in contemplation of, such other Person becoming such a Subsidiary (or such acquisition of such property or assets), and that such Liens are limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(l) Liens on Equity Interests, Indebtedness or other securities of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(m) any encumbrance or restriction (including, but not limited to, put and call agreements) with respect to Equity Interests of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(n) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness secured by, or securing any refinancing, refunding, extension, renewal or replacement (in whole or in part) of any other obligation secured by, any other Permitted Liens, provided that any such new Lien is limited to all or part of the same property or assets or replacements thereof (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the obligations to which such Liens relate, other than Liens incurred in compliance with clause (j) above;

(o) Liens (1) arising by operation of law (or by agreement to the same effect) in the ordinary course of business, (2) on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets, (3) on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent that such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose, (4) securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities, (5) arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business, (6) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft, cash pooling or similar obligations incurred in the ordinary course of business, (7) attaching to commodity trading or other brokerage accounts incurred in the ordinary course of business, (8) on receivables (including related rights), (9) arising in connection with repurchase agreements permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness,” on assets that are the subject of such repurchase agreements or (10) Liens in favor of the Company or any Restricted Subsidiary (other than Liens on property or assets of the Company or any Subsidiary Guarantor in favor of any Restricted Subsidiary that is not a Subsidiary Guarantor);

(p) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) and other obligations, which Indebtedness and other obligations do not exceed $50.0 million at any time outstanding;

(q) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(r) Liens securing the Senior Notes and Subsidiary Guarantees;

(s) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Indebtedness Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness,” provided that on the date of the Incurrence of such Indebtedness after giving effect to such Incurrence (or on the date of the initial borrowing of such Indebtedness after giving pro forma effect to the Incurrence of the entire committed amount of such Indebtedness), the Consolidated Secured Leverage Ratio shall not exceed 4.00 to 1.0;

(t) Liens on assets of Foreign Subsidiaries that secure the Indebtedness of Foreign Subsidiaries; and

(u) Liens securing any Indebtedness (including any Refinancing Indebtedness) Incurred in connection with the Atlanta IRB Transaction.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” as applied to the Equity Interests of any Person means Equity Interests of any class or classes (however designated) that by its terms is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Equity Interests of any other class of such Person.

“Property” means any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, including Equity Interests.

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets, and whether acquired through the direct acquisition of such property or assets or the acquisition of the Equity Interests of any Person owning such property or assets, or otherwise.

“Qualified Proceeds” means assets that are used or useful in, or Equity Interests of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Equity Interests shall be determined by the Company in good faith.

“Receivable” means an account, chattel paper, instrument, payment intangible or general intangible and any other right to receive payment pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay, in each case as determined in accordance with GAAP, and all security interests or liens and rights in property subject thereto.

“refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell or extend (including pursuant to any defeasance or discharge mechanism); and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in the Indentures shall have a correlative meaning.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refinance any Indebtedness existing on the Issue Date or Incurred in compliance with such Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted in such Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary), including Indebtedness that refinances Refinancing Indebtedness; provided, that (1) if the Indebtedness being refinanced is

Subordinated Obligations or Guarantor Subordinated Obligations, the Refinancing Indebtedness (a) constitutes Subordinated Obligations or Guarantor Subordinated Obligations, respectively, and (b) has a final Stated Maturity at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the final Stated Maturity of the Indebtedness being refinanced (or if shorter, the Senior Notes), (2) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced, plus (y) fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such Refinancing Indebtedness and (3) Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness of the Company or a Subsidiary Guarantor that could not have been initially Incurred by such Restricted Subsidiary pursuant to the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means those businesses in which the Company or any of its Subsidiaries is engaged on the Issue Date, or that are related, complementary, incidental or ancillary thereto or extensions, developments or expansions thereof.

“Related Taxes” means any and all Taxes required to be paid by any Parent other than Taxes directly attributable to (i) the income of any entity other than any Parent, the Company or any of its Subsidiaries, (ii) owning stock or other equity interests of any corporation or other entity other than any Parent, the Company or any of its Subsidiaries or (iii) withholding taxes on payments actually made by any Parent other than to another Parent, the Company or any of its Subsidiaries.

“Representative Amount” means a principal amount of not less than U.S. $1,000,000 for a single transaction in the relevant market at the relevant time.

“Restricted Payment Transaction” means any Restricted Payment permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” any Permitted Payment, any Permitted Investment, or any transaction specifically excluded from the definition of the term “Restricted Payment” (including pursuant to the exception contained in clause (i) and the parenthetical exclusions contained in clause (iii) of such definition).

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., and its successors.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien.

“Senior Credit Facility” or “Senior Credit Agreement” means the senior secured credit facilities entered into by KAR Holdings, Inc., as borrower, with Bear Stearns Corporate Lending Inc., as administrative agent, UBS Securities LLC, as syndication agent, and the lenders party thereto from time to time, any Loan Documents (as defined therein), any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided under one or more credit agreements, indentures (including the Indentures) or financing agreements or otherwise). Without limiting the generality of the foregoing, the term “Senior Credit Facility” shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Senior Subordinated Note Indenture” means that indenture, to be dated as of April 20, 2007, among the Company, the Guarantors and Wells Fargo Bank, National Association, as trustee, relating to the Senior Subordinated Notes.

“Senior Subordinated Notes” means $425.0 million in aggregate principal amount of 10% senior subordinated notes due 2015 issued by the Company pursuant to the Senior Subordinated Note Indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, as such Regulation is in effect on the Issue Date.

“Special Purpose Entity” means (x) any Special Purpose Subsidiary or (y) any other Person that is engaged in the business of acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time), other accounts and/or other receivables, and/or related assets.

“Special Purpose Financing” means any financing or refinancing of assets consisting of or including Receivables of the Company or any Restricted Subsidiary that have been transferred to a Special Purpose Entity in a Financing Disposition.

“Special Purpose Financing Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Special Purpose Financing, but only to the extent that such amounts constitute Consolidated Interest Expense as defined in the applicable Indenture.

“Special Purpose Financing Undertakings” means representations, warranties, covenants, indemnities, guarantees of performance (but not of collection) and (subject to clause (y) of the proviso below) other agreements and undertakings entered into or provided by the Company or any of its Restricted Subsidiaries that the Company determines in good faith (which determination shall be conclusive) are customary in connection with a Special Purpose Financing or a Financing Disposition; provided that (x) it is understood that Special Purpose Financing Undertakings may consist of or include (i) reimbursement and other obligations of a Special Purpose Subsidiary (but not by the Company or any of its other Restricted Subsidiaries) in respect of notes, letters of credit, surety bonds and similar instruments provided for credit enhancement purposes or (ii) Hedging Obligations, or other obligations relating to Interest Rate Agreements, Currency Agreements or Commodities Agreements entered into by the any Special Purpose Subsidiary, in respect of any Special Purpose Financing or Financing Disposition, and (y) subject to the preceding clause (x), any such other agreements and undertakings shall not include any Guarantee of Indebtedness of a Special Purpose Subsidiary by the Company or a Restricted Subsidiary that is not a Special Purpose Subsidiary.

“Special Purpose Subsidiary” means a Subsidiary of the Company that (a) is engaged solely in (x) the business of acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time) and other accounts and receivables (including any thereof constituting or evidenced by chattel paper, instruments or general intangibles), all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto and (y) any business or activities incidental or related to such business, and (b) is (i) designated as a “Special Purpose Subsidiary” by the Board of Directors or (ii) Automotive Finance Corporation, any of its subsidiaries or any successor entity thereto.

“Sponsor Agreements” means the Amended and Restated Limited Liability Company Agreement of KAR Holdings II, LLC, the Shareholders Agreement of KAR Holdings, Inc., the Registration Rights Agreement of KAR Holdings, Inc., the Financial Advisory Agreements, the Contribution Agreement, the Conversion Agreements, in each case, described in this Prospectus under the heading “Certain Relationships and Related Transactions”, the KAR Holdings Stock Incentive Plan described in this Prospectus under the heading “Management—Executive Compensation”, the Subscription Agreements dated on or prior to the Issue Date among by and among KAR Holdings II, LLC and each of the equity investors party thereto and certain members of management and their respective permitted affiliates or designees, as applicable, in each case, that will be making equity contributions to KAR Holdings II, LLC on or prior to the Issue Date and the Termination and Release Agreement dated as of the Issue Date by and among Axle Holdings II, LLC, Insurance Auto Auctions, Inc. and the other Persons party thereto pertaining to the matters described in the Prospectus under the heading “Certain Relationships and Related Transactions—IAAI Shareholders, Financial Advisory and Other Agreements to Be Terminated”, in each case, as in effect on the Issue Date, and as the same may be amended, modified, supplemented or replaced from time to time so long as such amendment, modification, supplement or replacement is not materially more disadvantageous to the Holders than the original Sponsor Agreements as in effect on the Issue Date.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency).

“Subordinated Obligations” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the applicable Senior Notes pursuant to a written agreement.

“Subsidiary” of any Person means (x) any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Equity Interests or other equity interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person and/or (ii) one or more Subsidiaries of such Person or (y) any partnership, where more than 50% of the general partners of such partnership are owned or controlled, directly or indirectly, by (i) such Person and/or (ii) one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means any guarantee that may from time to time be entered into by a Restricted Subsidiary of the Company on or after the Issue Date pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors.” As used in the Indentures, “Subsidiary Guarantee” refers to a Subsidiary Guarantee of the applicable Senior Notes.

“Subsidiary Guarantor” means any Restricted Subsidiary of the Company that enters into a Subsidiary Guarantee. As used in the Indentures, “Subsidiary Guarantor” refers to a Subsidiary Guarantor of the applicable Senior Notes.

“Successor Company” shall have the meaning assigned thereto in clause (i) under “—Merger and Consolidation.”

“Taxes” means any taxes, charges or assessments, including but not limited to income, sales, use, transfer, rental, ad valorem, value-added, stamp, property consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar tax, charges or assessments.

“Tax Sharing Agreement” means any tax sharing, indemnity or similar agreement of which any Parent or any of its subsidiaries is or will be a party as in effect on the Issue Date, and as the same may be amended, modified, supplemented or replaced from time to time so long as such amendment, modification, supplement or replacement is not materially more disadvantageous to the Holders than the original Tax Sharing Agreement as in effect on the Issue Date.

“Temporary Cash Investments” means any of the following: (i) any investment in (x) direct obligations of the United States of America, a member state of The European Union or any country in whose currency funds are being held pending their application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country or with such funds, or any agency or instrumentality of any thereof or obligations Guaranteed by the United States of America or a member state of The European Union or any country in whose currency funds are being held pending their application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country or with such funds, or any agency or instrumentality of any of the foregoing, or obligations guaranteed by any of the foregoing or (y) direct obligations of any foreign country recognized by the United States of America rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (ii) overnight bank deposits, and investments in time deposit accounts, certificates of deposit, bankers’ acceptances and money market deposits (or, with respect to foreign banks, similar instruments) maturing not more than one year after the date of acquisition thereof issued by (x) any bank or other institutional lender under a Credit Facility or any affiliate thereof or (y) a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital and surplus aggregating in excess of $250.0 million (or the foreign currency equivalent thereof) and whose long term debt is rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization) at the time such Investment is made, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) or (ii) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a Person (other than that of the Company or any of its Affiliates), with a rating at the time as of which any Investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (v) Investments in securities maturing not more than one year after the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (vi) investment funds investing 95% of their assets in securities of the type described in clauses (i)-(v) above (which funds may also hold reasonable amounts of cash pending investment and/or distribution), (vii) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial bank organized and located in a country recognized by the United States of America, in each case, having capital and surplus in excess of $250.0 million (or the foreign currency equivalent thereof), or investments in money market funds subject to the risk limiting conditions of Rule 2a-7 (or any successor rule) of the SEC under the Investment Company Act of 1940, as amended, and (viii) similar investments approved by the Board of Directors in the ordinary course of business.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-7bbbb) as in effect on the Issue Date.

“Total Assets” means, as of any date of determination, the consolidated total assets of the Company and its Restricted Subsidiaries in accordance with GAAP, as reflected on the consolidated balance sheet of the Company and its Restricted Subsidiaries as at the end of the most recently ended four fiscal quarters of the Company for which a calculation thereof is available.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Documents” means the Sponsor Agreements, the agreements relating to the Transactions (including, without limitation, the Acquisition Documentation), the financing thereof, or the services provided or to be provided in connection therewith (including pursuant to the Sponsor Agreements), and the various ancillary documents, commitment letters and agreements relating thereto.

“Transaction Costs” means the fees, costs and expenses (including all expenses related to management bonuses, severance payments or other employee related costs and expenses) payable by the Company or any of its Restricted Subsidiaries in connection with the transactions contemplated by the Transaction Documents, the Credit Agreement, the Indentures, the Senior Subordinated Note Indenture and any related agreements.

“Transactions” means the acquisition by the Company of ADESA, Inc. and Insurance Auto Auctions, Inc. and the related financings closing on or about the date thereof as described in this prospectus.

“Trustee” means the party named as such in the applicable Indenture until a successor replaces it and, thereafter, means the successor.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by such Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means (i) any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary, as designated by the Board of Directors in the manner provided below, (ii) any Special Purpose Subsidiary that is designated by the Board of Directors in the manner provided below and (iii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, that (1) such newly designated Subsidiary (a) has no Indebtedness other than Non-Recourse Debt, (b) except as permitted by the covenant described under “—Certain Covenants—Limitations on Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries and (2) (A) such designation was made at or prior to the Issue Date, or (B) the Subsidiary to be so designated has total consolidated assets of $1,000 at the time of designation or less or (C) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.” The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that immediately after giving effect to such designation (x) the Company could Incur at least $1.00 of additional Indebtedness under paragraph (a) in the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (y) the Consolidated Coverage Ratio would be greater than it was immediately prior to giving effect to such designation or (z) such Subsidiary shall be a Special Purpose Subsidiary with no Indebtedness outstanding other than Indebtedness that can be Incurred (and upon such designation shall be deemed to be Incurred and outstanding) pursuant to paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Indebtedness.” Any such designation by the Board of Directors shall be evidenced to the applicable Trustee by promptly filing with such

Trustee a copy of the resolution of the Company’s Board of Directors giving effect to such designation and an Officer’s Certificate of the Company certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligation” means (x) any security that is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under the preceding clause (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation that is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation that is so specified and held, pro vided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

“Voting Stock” of an entity means all classes of Equity Interests of such entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.

DESCRIPTION OF SENIOR SUBORDINATED EXCHANGE NOTES

The 10% Senior Subordinated Notes due 2015 (the “Senior Subordinated Exchange Notes”) are to be issued under an Indenture, dated as of April 20, 2007 (the “Indenture”), among the Company, the Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as amended from time to time. This is the same Indenture under which the Senior Subordinated Restricted Notes were issued.

Except as set forth herein, the terms of the Senior Subordinated Exchange Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. Any Senior Subordinated Restricted Notes that remain outstanding after the completion of the exchange offer, together with the Senior Subordinated Exchange Notes issued in connection with the exchange offer, will be treated as a single class of securities under the Indenture.

Unless the context otherwise requires, in this description, the “Senior Subordinated Notes” refer to the Senior Subordinated Exchange Notes and the Senior Subordinated Restricted Notes. The following description is only a summary of the material provisions of the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, and not this description, defines your rights as Holders of the Senior Subordinated Notes.

Senior Subordinated Exchange Notes versus Senior Subordinated Restricted Notes

The terms of the Senior Subordinated Exchange Notes are substantially identical in all material respects to those of the outstanding Senior Subordinated Restricted Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Senior Subordinated Restricted Notes do not apply to the Senior Subordinated Exchange Notes.

Brief Description of the Senior Subordinated Exchange Notes

The Senior Subordinated Exchange Notes will:

•	be general, senior subordinated obligations of the Company;

•	be subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including Indebtedness under the Senior Credit Facility and the Senior Exchange Notes;

•	be unsecured;

•

be structurally subordinated to all existing and future Indebtedness and other liabilities (including trade payables) of the Company’s Subsidiaries (other than Subsidiaries that are or become Subsidiary Guarantors pursuant to the provisions described below under “—Subsidiary guarantees”);

•	be limited to an aggregate principal amount of $425.0 million, subject to our ability to issue Additional Notes;

•	mature on May 1, 2015;

•	bear interest at the rate per annum from the most recent date to which interest has been paid or provided for;

•

be issued in minimum denominations of $2,000 or, if greater at the Issue Date, the dollar equivalent of €1,000 rounded up to the nearest $1,000 (the “Minimum Denomination”) and any integral multiple of $1,000 in excess thereof;

•

be represented by one or more registered Senior Subordinated Notes in global form, but in certain circumstances may be represented by Senior Subordinated Notes in definitive form. See “Book entry, Delivery and Form”;

•	be pari passu in right of payment with all future senior subordinated indebtedness of the Company; and

•

be unconditionally guaranteed on an senior subordinated basis by each of the Company’s current and future Subsidiaries that guarantees payment by the Company of any Indebtedness of the Company under the Senior Credit Facility or the Senior Exchange Notes.

Because the Senior Subordinated Notes are unsecured, in the event of bankruptcy, liquidation, reorganization or other winding-up of the Company or the Subsidiary Guarantors or upon default in payment with respect to, or the acceleration of, any Indebtedness under our senior secured credit facility or other secured indebtedness, the assets of the Company and the Subsidiary Guarantors that secure other secured indebtedness will be available to pay obligations on the Senior Subordinated Notes and the Guarantees only after all Indebtedness under such other secured indebtedness has been repaid in full from such assets.

Principal, Maturity and Interest

Senior Subordinated Notes

The Senior Subordinated Exchange Notes will be issued initially in an aggregate principal amount of up to $425.0 million. The Senior Subordinated Notes will mature on May 1, 2015. Each Note will bear interest at the rate per annum from the most recent date to which interest has been paid or provided for.

Interest on the Senior Subordinated Notes will be payable semiannually in cash to Holders of record at the close of business on April 15 and October 15 immediately preceding the interest payment date, on May 1 and November 1 of each year, commencing November 1, 2007. Interest will be paid on the basis of a 360-day year consisting of twelve 30-day months and accrue from the date of original issuance.

Additional securities may be issued under the Indenture in one or more series from time to time (“Additional Notes”), subject to the limitations set forth under “—Certain Covenants—Limitation on Indebtedness,” which will vote as a class with the Senior Subordinated Notes and will be treated as a single class with the Senior Subordinated Notes for all purposes under the Indenture.

Other terms

Principal of, and premium, if any, and interest on, the Senior Subordinated Notes will be payable, and Senior Subordinated Notes may be exchanged or transferred, at the office or agency of the Company maintained for such purposes (which shall initially be the corporate trust office of the Trustee), except that, at the option of the Company, payment of interest may be made by check mailed to the address of the registered holders of Senior Subordinated Notes as such address appears in the Note Register.

Optional Redemption

The Senior Subordinated Notes will be redeemable, at the Company’s option, at any time prior to maturity at varying redemption prices in accordance with the provisions set forth below.

The Senior Subordinated Notes will be redeemable, at the Company’s option, in whole or in part, at any time and from time to time on or after May 1, 2011, and prior to maturity at the redemption prices set forth below. Such redemption may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date. The Company may provide in such notice that payment of the redemption price and the performance of the Company’s obligations with respect to such redemption may be performed by another Person. Any such redemption and notice may, in the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a Change of Control. The Senior Subordinated Notes will be so redeemable at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to, but not including, the relevant redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on May 1 of the years set forth below:

Redemption Period	Price
2011	105.000%
2012	102.500%
2013	100.000%
2014 and thereafter	100.000%

In addition, the Indenture provide that at any time and from time to time on or prior to May 1, 2010, the Company, at its option, may redeem Senior Subordinated Notes in an aggregate principal amount equal to up to 35% of the original aggregate principal amount of the Senior Subordinated Notes (including the principal amount of any Additional Notes), with funds in an aggregate amount (the “Redemption Amount”) not exceeding the aggregate proceeds of one or more Equity Offerings (as defined below), at a redemption price (expressed as a percentage of principal amount thereof) of 110.000%, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that an aggregate principal amount of Senior Subordinated Notes equal to at least 50% of the original aggregate principal amount of Senior Subordinated Notes (including the principal amount of any Additional Notes) must remain outstanding after each such redemption of Senior Subordinated Notes.

Such redemption may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date (but in no event more than 180 days after the completion of the related Equity Offering). The Company may provide in such notice that payment of the redemption price and performance of the Company’s obligations with respect to such redemption may be performed by another Person. Any such notice may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the completion of the related Equity Offering.

At any time prior to May 1, 2011, the Senior Subordinated Notes may also be redeemed or purchased (by the Company or any other Person) in whole or in part, at the Company’s option, at a price (the “Redemption Price”) equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption or purchase (the “Redemption Date”) (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). Such redemption or purchase may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the Redemption Date. The Company may provide in such notice that payment of the Redemption Price and performance of the Company’s obligations with respect to such redemption or purchase may be performed by another Person. Any such redemption, purchase or notice may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent, including but not limited to the occurrence of a Change of Control.

“Applicable Premium” means, with respect to a Note at any Redemption Date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such Redemption Date of (1) the redemption price of such Note on May 1, 2011, such redemption price being that described in the second paragraph of this “Optional Redemption” section plus (2) all required remaining scheduled interest payments due on such Note through such date (excluding accrued and unpaid interest through the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note on such Redemption Date; as calculated by the Company or on behalf of the Company by such Person as the Company shall designate; provided that such calculation shall not be a duty or obligation of the Trustee.

“Treasury Rate” means, with respect to a Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to such Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to May 1, 2011; provided, however, that if the period from the Redemption Date to such date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Selection

In the case of any partial redemption, selection of the Senior Subordinated Notes for redemption will be made by the Trustee on a pro rata basis, or, to the extent a pro rata basis is not permitted, by such other method as the Trustee shall deem to be fair and appropriate, although no Senior Subordinated Note of the Minimum Denomination in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Senior Subordinated Note shall state the portion of the principal amount thereof to be redeemed. A new Senior Subordinated Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Senior Subordinated Note.

Subsidiary Guarantees

The Company will cause each Subsidiary that guarantees payment by the Company of any Indebtedness of the Company under the Senior Credit Facility or the Senior Exchange Notes to execute and deliver to the Trustee a supplemental indenture or other instrument pursuant to which such Subsidiary will guarantee payment of the Senior Subordinated Notes, whereupon such Subsidiary will become a Subsidiary Guarantor for all purposes under the Indenture. In addition, the Company may cause any Subsidiary or other Person that is not a Subsidiary Guarantor to guarantee payment of the Senior Subordinated Notes and become a Subsidiary Guarantor.

Each Subsidiary Guarantor, as primary obligor and not merely as surety, will jointly and severally, irrevocably, fully and unconditionally Guarantee, on an unsecured senior subordinated basis the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all monetary obligations of the Company under the Indenture and the Senior Subordinated Notes, whether for principal of or interest on the Senior Subordinated Notes, expenses, indemnification or otherwise (all such obligations guaranteed by the Subsidiary Guarantors being herein called the “Subsidiary Guaranteed Obligations”). Each Subsidiary Guarantor will agree to pay, in addition to the amount stated above, any and all reasonable out-of-pocket expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under a Guarantee.

The obligations of each Subsidiary Guarantor will be limited to the maximum amount, as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including but not limited to any Guarantee by it of any Bank Indebtedness), result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law, or being void or unenforceable under any law relating to insolvency of debtors.

Each Guarantee shall be a continuing Guarantee and shall (i) remain in full force and effect until payment in full of the principal amount of all outstanding Senior Subordinated Notes (whether by payment at maturity, purchase, redemption, defeasance, retirement or other acquisition) and all other applicable obligations then due and owing unless earlier terminated as described below, (ii) be binding upon such Guarantor and (iii) inure to the benefit of and be enforceable by the Trustee, the Holders and their permitted successors, transferees and assigns.

Notwithstanding the preceding paragraph, any Subsidiary Guarantor will automatically and unconditionally be released from all obligations under their Guarantees, and such Guarantees shall thereupon terminate and be discharged and of no further force or effect, (i) in the case of a Subsidiary Guarantor, concurrently with any direct or indirect sale or disposition (by merger, consolidation or otherwise) of any Subsidiary Guarantor or any interest therein not prohibited by the terms of the Indenture (including the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and “—Merger and Consolidation”) by the Company or a Restricted Subsidiary, following which such Subsidiary Guarantor is no longer a Restricted Subsidiary of the Company, (ii) at any time that such Subsidiary Guarantor is released from all of its obligations under all of its Guarantees of payment by the Company of any Indebtedness of the Company under the Senior Credit Facility and the Senior Exchange Notes (it being understood that a release subject to contingent reinstatement is still a release, and that if any such Guarantee is so reinstated, such Guarantee shall also be reinstated), (iii) upon the merger or consolidation of any Guarantor with and into the Company or another Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation of such Guarantor following or contemporaneously with the transfer of all of its assets to the Company or another Guarantor, (iv) concurrently with a Subsidiary Guarantor becoming an Unrestricted Subsidiary, (v) upon legal or covenant defeasance of the Company’s obligations, or satisfaction and discharge of the Indenture, or (vi) subject to customary contingent reinstatement provisions, upon payment in full of the aggregate principal amount of all Senior Subordinated Notes then outstanding. In addition, the Company will have the right, upon 30 days’ notice to the Trustee, to cause any Subsidiary Guarantor that has not guaranteed payment by the Company of any Indebtedness of the Company under the Senior Credit Facility or the Senior Exchange Notes to be unconditionally released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee shall thereupon terminate and be discharged and of no further force or effect. Upon any such occurrence specified in this paragraph, the Trustee shall execute any documents reasonably required in order to evidence such release, discharge and termination in respect of such Subsidiary Guarantee.

Neither the Company nor any such Subsidiary Guarantor shall be required to make a notation on the Senior Subordinated Notes to reflect any such Guarantee or any such release, termination or discharge.

Ranking

The indebtedness evidenced by the Senior Subordinated Notes (a) will be unsecured senior subordinated indebtedness of the Company, (b) will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company, including the obligations of the Company under the Senior Credit Facility and the Senior Exchange Notes, (c) will rank pari passu in right of payment with all future senior subordinated indebtedness of the Company and (d) will be senior in right of payment to all future Subordinated Obligations of the Company to the extent set forth in the instrument containing the applicable subordination agreement. The Senior Subordinated Notes are unsecured. In the event of a bankruptcy or insolvency, the Company’s secured lenders will have a prior secured claim to any collateral securing the debt owed to them.

Each Subsidiary Guarantee will (a) be unsecured senior subordinated indebtedness of the applicable Subsidiary Guarantor, (b) will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the applicable Subsidiary Guarantor, including its obligations, if any, under the Senior Credit Facility and the Senior Exchange Notes, (c) will rank pari passu in right of payment with all future senior subordinated indebtedness of such Person and (d) will be senior in right of payment to all future Guarantor Subordinated Obligations of such Person to the extent set forth in the instrument containing the applicable subordination agreement. Each Subsidiary Guarantee is unsecured. In the event of a bankruptcy or insolvency, the secured lenders of each Subsidiary Guarantor will have a prior secured claim to any collateral securing the debt owed to them.

A substantial part of the operations of the Company are conducted through its Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred shareholders (if any) of such Subsidiaries will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the Senior Subordinated Notes, unless such Subsidiary is a Subsidiary Guarantor with respect to the Senior Subordinated Notes. The Senior Subordinated Notes, therefore, will be “structurally” subordinated to creditors (including trade creditors) and preferred shareholders (if any) of other Subsidiaries of the Company (other than Subsidiaries that become Subsidiary Guarantors). Certain of the operations of a Subsidiary Guarantor may be conducted through Subsidiaries thereof that are not also Subsidiary Guarantors. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred shareholders (if any) of such Subsidiaries will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of such Subsidiary Guarantor, including claims under its Subsidiary Guarantee. Such Subsidiary Guarantee, if any, therefore, will be “structurally” subordinated to creditors (including trade creditors) and preferred shareholders (if any) of such Subsidiaries. Although the Indenture limits the incurrence of Indebtedness (including preferred stock) by certain of the Company’s Subsidiaries, such limitation is subject to a number of significant qualifications.

Subordination of the Senior Subordinated Notes

Only Indebtedness of the Company or a Subsidiary Guarantor that is Senior Indebtedness will rank senior to the Senior Subordinated Notes and the Subsidiary Guarantees in accordance with the provisions of the Indenture. The Senior Subordinated Notes and Subsidiary Guarantees will rank pari passu in all respects with all other Senior Subordinated Indebtedness of the Company and the relevant Subsidiary Guarantor, respectively.

We will agree in the Indenture that the Company and the Subsidiary Guarantors will not incur any Indebtedness that is subordinate or junior in right of payment to the Senior Indebtedness of such Person, unless such Indebtedness is Senior Subordinated Indebtedness of the applicable Person or is expressly subordinated in right of payment to the Senior Subordinated Notes or the applicable Subsidiary Guarantee. The Indenture will not treat (i) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (ii) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral or by virtue of the fact that the holders of such Senior Indebtedness have entered into intercreditor or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

Neither the Company nor any Subsidiary Guarantor will be permitted to pay principal of, premium, if any, or interest on the Senior Subordinated Notes (or pay any other Obligations relating to the Senior Subordinated Notes, including Special Interest, fees, costs, expenses, indemnities and rescission or damage claims) or make any deposit pursuant to the provisions described under “Defeasance” or “Satisfaction and Discharge” below and may not purchase, redeem or otherwise retire any Senior Subordinated Notes (collectively, “pay the Senior Subordinated Notes”) other than in the form of Permitted Junior Securities if either of the following occurs (a “Payment Default”):

(1) any Obligation on any Designated Senior Indebtedness of the Company is not paid in full in cash when due (after giving effect to any applicable grace or cure period); or

(2) any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been discharged or paid in full in cash. Regardless of the foregoing, the Company is permitted to pay the Senior Subordinated Notes if the Company and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) (a “Non-Payment Default”) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company will not be permitted to pay the Senior Subordinated Notes (except in the form of Permitted Junior Securities) for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a “Blockage Notice”) of such Non-Payment Default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3) because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, the Company and related Subsidiary Guarantors are permitted to resume paying the Senior Subordinated Notes after the end of such Payment Blockage Period. The Senior Subordinated Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period; provided that if any Blockage Notice is delivered to the Trustee by or on behalf of the holders of Designated Senior Indebtedness of the Company (other than the holders of Indebtedness under the Senior Credit Facility), a Representative of holders of Indebtedness under the Senior Credit Facilities may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods on the Senior Subordinated Notes is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be at least 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect. Notwithstanding the foregoing, however, no default that existed or was continuing on the date of delivery of any Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Blockage Notice (including by a Representative of holders of Indebtedness under the Senior Credit Facility) unless such default has been waived for a period of not less than 90 days (it being acknowledged that any subsequent action, or any breach of any financial covenants during the period after the date of delivery of a Blockage Notice, that, in either case, would give rise to a Non-Payment Default pursuant to any provisions under which a Non-Payment Default previously existed or was continuing shall constitute a new Non-Payment Default for this purpose).

In the event of any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property:

(1) the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the Holders of the Senior Subordinated Notes are entitled to receive any payment;

(2) until the Senior Indebtedness of the Company is paid in full in cash, any payment or distribution to which Holders of the Senior Subordinated Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders of Senior Subordinated Notes may receive Permitted Junior Securities; and

(3) if a distribution is made to Holders of the Senior Subordinated Notes that, due to the subordination provisions, should not have been made to them, such Holders of the Senior Subordinated Notes will be required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Indenture upon the failure of the Company to pay interest or principal with respect to the Senior Subordinated Notes when due by their terms. If payment of the Senior Subordinated Notes is accelerated because of an Event of Default, the Company must promptly notify the holders of Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness of the acceleration. So long as there shall remain outstanding any Senior Indebtedness under the Senior Credit Facility, a Blockage Notice may be given only by the administrative agent thereunder unless otherwise agreed to in writing by the requisite lenders named therein. If any Designated Senior Indebtedness of the Company is outstanding, neither the Company nor any Subsidiary Guarantor may pay the Senior Subordinated Notes until five Business Days after the Representatives of all the Company of such Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Senior Subordinated Notes only if the Indenture otherwise permits payment at that time.

Each Subsidiary Guarantor’s obligations under its Subsidiary Guarantee will be senior subordinated obligations of that Guarantor. As such, the rights of Holders to receive payment pursuant to such Subsidiary Guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Subsidiary Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Company’ obligations under the Senior Subordinated Notes apply equally to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee.

A Holder by its acceptance of Senior Subordinated Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee its attorney-in-fact for such purpose.

By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company or a Subsidiary Guarantor who are holders of Senior Indebtedness of the Company or such Subsidiary Guarantor, as the case may be, may recover more, ratably, than the Holders of the Senior Subordinated Notes, and creditors who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Senior Subordinated Notes. See “Risk Factors—Risks Related to the Exchange Notes—Your right to receive payments on the Senior Subordinated Exchange Notes is junior to our existing indebtedness and possibly all of our future borrowings. Further, the guarantees of the Senior Subordinated Exchange Notes are junior to all of our guarantors’ existing indebtedness and possibly to all their future borrowings.”

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of Government Securities held in trust by the Trustee for the payment of principal of and interest on the Senior Subordinated Notes pursuant to the provisions described under “Defeasance” or “Satisfaction and Discharge,” if the foregoing subordination provisions were not violated at the time the applicable amounts were deposited in trust pursuant to such provisions.

Change of Control

Upon the occurrence after the Issue Date of a Change of Control (as defined below), each Holder of Senior Subordinated Notes will have the right to require the Company to repurchase all or any part of such Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that the Company shall not be obligated to repurchase Senior Subordinated Notes pursuant to this covenant in the event that it has exercised its right to redeem all of the Senior Subordinated Notes as described under “—Optional Redemption.”

The term “Change of Control” means:

(i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders or a Parent, becomes the “beneficial owner” (as defined in Rules 1 3d-3 and 1 3d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company, provided that (x) so long as the Company is a Subsidiary of any Parent, no “person” shall be deemed to be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of the Company unless such “person” shall be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of such Parent and (y) any Voting Stock of which any Permitted Holder is the “beneficial owner” shall not in any case be included in any Voting Stock of which any such “person” is the “beneficial owner”;

(ii) the Company or the Parent merges or consolidates with or into, or sells or transfers (in one or a series of related transactions) all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to, another Person (other than one or more Permitted Holders) and any “person” (as defined in clause (i) above), other than one or more Permitted Holders or any Parent, is or becomes the “beneficial owner” (as so defined), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the surviving Person in such merger or consolidation, or the transferee Person in such sale or transfer of assets, as the case may be, provided that (x) so long as such surviving or transferee Person is a Subsidiary of a parent Person, no “person” shall be deemed to be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of such surviving or transferee Person unless such “person” shall be or become a “beneficial owner” of more than 50% of the total voting power of the Voting Stock of such parent Person and (y) any Voting Stock of which any Permitted Holder is the “beneficial owner” shall not in any case be included in any Voting Stock of which any such “person” is the beneficial owner; or

(iii) during any period of two consecutive years (during which period the Company has been a party to the Indenture), individuals who at the beginning of such period were members of the Board of Directors of the Company (together with any new members thereof whose election by such Board of Directors or whose nomination for election by holders of Equity Interests of the Company was approved by one or more Permitted Holders or by a vote of a majority of the members of such board of directors then still in office who were either members thereof at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such board of directors then in office.

Unless the Company has exercised its right to redeem all the Senior Subordinated Notes as described under “—Optional Redemption,” the Company shall, not later than 30 days following the date the Company obtains actual knowledge of any Change of Control having occurred, mail a notice (a “Change of Control Offer”) to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred or may occur and that such Holder has, or upon such occurrence will have, the right to require the Company to purchase such Holder’s Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); (3) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Senior Subordinated Notes purchased; and (4) if such notice is mailed prior to the occurrence of a Change of Control, that such offer is conditioned on the occurrence of such Change of Control. No Note will be repurchased in part if less than the Minimum Denomination in original principal amount of such Note would be left outstanding.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Senior Subordinated Notes validly tendered and not withdrawn under such Change of Control

Offer, or (ii) notice of redemption has been given pursuant to the Indenture as described under the caption “—Optional Redemption,” unless and until there is a Default in the payment of the applicable redemption price.

To the extent that the provisions of any securities laws or regulations conflict with provisions of this “Change of Control” covenant, the Company may comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations hereunder by virtue thereof.

The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. The Company has no present plans to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness” and “—Certain Covenants—Limitation on Liens.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Senior Subordinated Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The occurrence of a Change of Control would constitute a default under the Senior Credit Agreement. Agreements governing future Indebtedness of the Company may contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased or repaid upon a Change of Control. The Senior Credit Agreement and the Senior Exchange Notes will, and the agreements governing future Indebtedness of the Company may, prohibit or limit the Company from repurchasing the Senior Subordinated Notes upon a Change of Control unless the Indebtedness governed by such Senior Credit Agreement, the Senior Exchange Senior Notes or the agreements governing such future Indebtedness, as the case may be, has been repurchased or repaid (or an offer made to effect such repurchase or repayment has been made and the Indebtedness of those creditors accepting such offer has been repurchased or repaid) and/or other specified requirements have been met. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Senior Subordinated Notes could cause a default under such agreements, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company and its Subsidiaries. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Senior Subordinated Notes, the Company could seek the consent of its lenders and the holders of Senior Indebtedness to permit the purchase of the Senior Subordinated Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from purchasing the Senior Subordinated Notes. In such case, the Company’s failure to purchase tendered Senior Subordinated Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would restrict payments to the Holders of Senior Subordinated Notes under certain circumstances. Finally, the Company’s ability to pay cash to the Holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the Indenture relating to the Company’s obligation to make an offer to purchase the Senior Subordinated Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Subordinated Notes. As described above under “—Optional Redemption,” the Company also has the right to redeem the Senior Subordinated Notes at specified prices, in whole or in part, upon a Change of Control or otherwise.

The definition of Change of Control includes a phrase relating to the sale or other transfer of “all or substantially all” of the Company’s assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company, and therefore it may be unclear as to whether a Change of Control has occurred and whether the holders of the Senior Subordinated Notes have the right to require the Company to repurchase the Senior Subordinated Notes.

Certain Covenants

The Indenture contains covenants including, among others, the covenants as described below.

Limitation on Indebtedness

The Indenture provides as follows:

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness; provided, however, that the Company or any Restricted Subsidiary may Incur Indebtedness if on the date of the Incurrence of such Indebtedness, after giving effect to the Incurrence thereof, the Consolidated Coverage Ratio would be greater than 2.00 to 1.00.

(b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

(i) Indebtedness Incurred by the Company or any Subsidiary Guarantor pursuant to any Credit Facility (including but not limited to in respect of letters of credit or bankers’ acceptances issued or created thereunder) and Indebtedness Incurred by the Company or any Subsidiary Guarantor other than under any Credit Facility, and (without limiting the foregoing), in each case, any Refinancing Indebtedness in respect thereof, in a maximum principal amount at any time outstanding not exceeding in the aggregate the amount equal to $2,090.0 million;

(ii) Indebtedness (A) of any Restricted Subsidiary to the Company or (B) of the Company or any Restricted Subsidiary to any Restricted Subsidiary; provided, that any subsequent issuance or transfer of any Equity Interests of such Restricted Subsidiary to which such Indebtedness is owed, or other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of such Indebtedness (except to the Company or a Restricted Subsidiary) will be deemed, in each case, an Incurrence of such Indebtedness by the issuer thereof not permitted by this clause (ii) at the time of such issuance, transfer or other event;

(iii) Indebtedness of the Company and the Subsidiary Guarantors represented by the Senior Subordinated Notes and the subsidiary guarantees thereof by the Subsidiary Guarantors, the Senior Notes, the subsidiary guarantees thereof by the Subsidiary Guarantors, any Indebtedness (other than the Indebtedness described in clause (b)(ii) above) outstanding on the Issue Date and any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (b)(iii) or paragraph (a) above;

(iv) Purchase Money Obligations and Capitalized Lease Obligations, and any Refinancing Indebtedness with respect thereto in an aggregate outstanding principal amount at any time not to exceed the greater of (x) $75.0 million or (y) an amount equal to 2.0% of Total Assets;

(v) Indebtedness consisting of accommodation guarantees for the benefit of trade creditors of the Company or any of its Restricted Subsidiaries;

(vi)(A) Guarantees by the Company or any Restricted Subsidiary of Indebtedness or any other obligation or liability of the Company or any Restricted Subsidiary (other than any Indebtedness Incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of the covenant described under “—Limitation on Indebtedness”), or (B) without limiting the covenant described under “—Limitation on Liens,” Indebtedness of the Company or any Restricted Subsidiary arising by reason of any Lien granted by or applicable to such Person securing Indebtedness of the Company or any Restricted Subsidiary (other than any Indebtedness Incurred by the Company or such Restricted Subsidiary, as the case may be, in violation of the covenant described under “—Limitation on Indebtedness”);

(vii) Indebtedness of the Company or any Restricted Subsidiary (A) arising from the honoring of a check, draft or similar instrument of such Person drawn against insufficient funds, provided that such Indebtedness is extinguished within fifteen Business Days of its Incurrence, or (B) consisting of guarantees, indemnities, obligations in respect of earnouts or other purchase price adjustments, or similar obligations, Incurred in connection with the acquisition or disposition of any business, assets or Person;

(viii) Indebtedness of the Company or any Restricted Subsidiary in respect of (A) deductible obligations, self-insurance obligations, re-insurance obligations, completion guarantees, surety, judgment, appeal or performance bonds, or other similar bonds, instruments or obligations, provided, or relating to liabilities or obligations incurred, in the ordinary course of business, or (B) Hedging Obligations entered into for bona fide hedging purposes (including, without limitation, to protect the Company or any Restricted Subsidiary from fluctuations in currency exchange rates) that are incurred in the ordinary course of business, or (C) the financing of insurance premiums in the ordinary course of business, or (D) netting, overdraft protection and other arrangements arising under standard business terms of any bank at which the Company or any Restricted Subsidiary maintains an overdraft, cash pooling or other similar facility or arrangement;

(ix) Indebtedness (A) of a Special Purpose Subsidiary secured by a Lien on all or part of the assets disposed of in, or otherwise Incurred in connection with, a Financing Disposition or (B) otherwise Incurred in connection with a Special Purpose Financing; provided that (1) such Indebtedness is not recourse to the Company or any Restricted Subsidiary that is not a Special Purpose Subsidiary (other than with respect to Special Purpose Financing Undertakings), (2) in the event such Indebtedness shall become recourse to the Company or any Restricted Subsidiary that is not a Special Purpose Subsidiary (other than with respect to Special Purpose Financing Undertakings), such Indebtedness will be deemed to be, and must be classified by the Company as, Incurred at such time (or at the time initially Incurred) under one or more of the other provisions of this covenant for so long as such Indebtedness shall be so recourse, and (3) in the event that at any time thereafter such Indebtedness shall comply with the provisions of the preceding subclause (1), the Company may classify such Indebtedness in whole or in part as Incurred under this clause (b)(ix) of this covenant;

(x) Indebtedness (including any Refinancing Indebtedness with respect any Indebtedness Incurred pursuant to this clause (x)) (x) of any Person that is assumed by the Company or any Restricted Subsidiary in connection with its acquisition of assets from such Person or any Affiliate thereof or is issued and outstanding on or prior to the date on which such Person was acquired by the Company or any Restricted Subsidiary or merged or consolidated with or into any Restricted Subsidiary or (y) of the Company or any of its Restricted Subsidiaries incurred to finance the acquisition of any Person or assets; provided that either:

(1) after giving effect to such acquisition, merger or consolidation, either:

(A) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in paragraph (a) of this covenant; or

(B) the Consolidated Coverage Ratio is greater than the Consolidated Coverage Ratio immediately prior to such acquisition, merger or consolidation;

(2) such Indebtedness (i) is not Secured Indebtedness and constitutes Subordinated Obligations or Guarantor Subordinated Obligations, (ii) is not incurred while a Default exists and no Default shall result therefrom, (iii) does not mature (and is not mandatorily redeemable in the case of Disqualified Stock or Preferred Stock) and does not require any payment of principal prior to the final maturity of the Senior Subordinated Notes, and (iv) in the case of sub-clause (x) above only, is not incurred in contemplation of such acquisition, merger or consolidation;

provided that the aggregate principal amount of Indebtedness (excluding any Indebtedness Incurred pursuant to this clause (b)(x) that was not incurred to finance the acquisition of any Person or assets) at any time outstanding Incurred under this clause (b)(x) (including any Refinancing Indebtedness with respect thereto) by any Restricted Subsidiaries that are not Subsidiary Guarantors shall not exceed $100.0 million in the aggregate;

(xi) in addition to the items referred to in clauses (b)(i) through (b)(x) above, Indebtedness of the Company or any Restricted Subsidiary in an aggregate outstanding principal amount at any time not to exceed an amount equal to the greater of (x) $100.0 million and (y) 2.75% of Total Assets;

(xii) Indebtedness of one or more Foreign Subsidiaries and guarantees thereof by the Company in an aggregate outstanding principal amount at any time not to exceed an amount equal to the greater of (x) the sum of (1) $50.0 million for Foreign Subsidiaries and (2) $25.0 million for Canadian Subsidiaries or (y) 2.00% of Total Assets;

(xiii) Indebtedness in connection with the Atlanta IRB Transaction and any Refinancing Indebtedness with respect thereto;

(xiv) Indebtedness consisting of promissory notes issued to present or former officers, directors or employees of any the Company or any Restricted Subsidiary upon the death, disability, retirement or termination of employment or service of such officer, director or employee or otherwise to finance the purchase or redemption of Equity Interests of the Company or any Parent, to the extent the applicable Restricted Payment is permitted by clause (b)(x) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(xv) Indebtedness of the Company or any Restricted Subsidiary equal to 200.0% of the Net Cash Proceeds received by the Company as capital contributions to the Company after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary) of its Equity Interests (other than Disqualified Stock) after the Issue Date as determined in accordance with clause (a)(3)(B) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” to the extent such Net Cash Proceeds have not been applied to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the covenant described under “—Certain Covenants—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (i) and (ii) of the definition thereof); and

(xvi) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence.

(c) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant, (i) any other obligation of the obligor on such Indebtedness (or of any other Person who could have Incurred such Indebtedness under this covenant) arising under any Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation supporting such Indebtedness shall be disregarded to the extent that such Guarantee, Lien or letter of credit, bankers’ acceptance or other similar instrument or obligation secures the principal amount of such Indebtedness; (ii) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in paragraphs (a) or (b) above, the Company, in its sole discretion, shall classify such item of Indebtedness and may include the amount and type of such Indebtedness in one or more of such clauses (including in part under one such clause and in part under another such clause), and may reclassify such item of Indebtedness in any manner that complies with this covenant and only be required to include the amount and type of such Indebtedness in one of such clauses; (iii) if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to clause (i) of paragraph (b) above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included; and (iv) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

(d) For purposes of determining compliance with any Dollar-denominated restriction on the Incurrence of Indebtedness denominated in a foreign currency, the Dollar-equivalent principal amount of such Indebtedness Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness, provided that (x) the Dollar-equivalent principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date, (y) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency (or in a different currency from such Indebtedness so being Incurred), and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the outstanding or committed principal amount (whichever is higher) of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing, and (z) the Dollar-equivalent principal amount of Indebtedness denominated in a foreign currency and Incurred pursuant to a Senior Credit Facility shall be calculated based on the relevant currency exchange rate in effect on, at the Company’s option, (i) the Issue Date, (ii) any date on which any of the respective commitments under such Senior Credit Facility shall be reallocated between or among facilities or subfacilities thereunder, or on which such rate is otherwise calculated for any purpose thereunder, or (iii) the date of such Incurrence. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

The Indenture provides as follows:

(a) The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Equity Interests (including any such payment in connection with any merger or consolidation to which the Company is a party) except (x) dividends or distributions payable solely in its Equity Interests (other than Disqualified Stock) and (y) dividends or distributions payable to the Company or any Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to other holders of its Equity Interests on no more than a pro rata basis), (ii) purchase, redeem, retire or otherwise acquire for value any Equity Interests of the Company held by Persons other than the Company or a Restricted Subsidiary, (iii) voluntarily purchase, repurchase, redeem, defease or otherwise voluntarily acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than a purchase, repurchase, redemption, defeasance or other acquisition or retirement for value in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such acquisition or retirement) or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, repurchase, redemption, defeasance, other acquisition or retirement or Investment being herein referred to as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment and after giving effect thereto:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) the Company could not Incur at least an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Issue Date and then outstanding would exceed, without duplication, the sum of:

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) beginning on the first day of the Company’s fiscal quarter in which the Issue Date occurred to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which Consolidated Financial Statements of the Company are available (or, in case such Consolidated Net Income shall be a negative number, 100% of such negative number);

(B) 100% of the aggregate Net Cash Proceeds and the fair value (as determined in good faith by the Board of Directors) of property or assets received (x) by the Company as capital contributions to the Company after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary) of its Equity Interests (other than Disqualified Stock) after the Issue Date or (y) by the Company or any Restricted Subsidiary from the issuance and sale by the Company or any Restricted Subsidiary of Indebtedness that shall have been converted into or exchanged after the Issue Date for Equity Interests of the Company or any Parent (other than Disqualified Stock), plus the amount of any cash and the fair value (as determined in good faith by the Board of Directors) of any property or assets, received by the Company or any Restricted Subsidiary upon such conversion or exchange; provided that this clause (B) shall not include such Net Cash Proceeds to the extent that the Company or any of its Restricted Subsidiaries Incurs Indebtedness pursuant to clause (b)(xv) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” based on such Net Cash Proceeds;

(C) the aggregate amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) dividends, distributions, cancellation of indebtedness for borrowed money owed by the Company or any Restricted Subsidiary to an Unrestricted Subsidiary, interest payments, return of capital, repayments of Investments or other transfers of assets to the Company or any Restricted Subsidiary from any Unrestricted Subsidiary, including dividends or other distributions related to dividends or other distributions made pursuant to clause (vii) of the following paragraph (b) (but only to the extent such amount is not included in Consolidated Net Income), or (ii) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of “Investment”), not to exceed in the case of any such Unrestricted Subsidiary the aggregate amount of Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary after the Issue Date; and

(D) in the case of any disposition or repayment of any Investment constituting a Restricted Payment (without duplication of any amount deducted in calculating the amount of Investments at any time outstanding included in the amount of Restricted Payments), an amount in the aggregate equal to the lesser of the return of capital, repayment or other proceeds with respect to all such Investments received by the Company or a Restricted Subsidiary and the initial amount of all such Investments constituting Restricted Payments.

(b) The provisions of the foregoing paragraph (a) do not prohibit any of the following, so long as a Default shall not have occurred and be continuing (or would result therefrom) (each, a “Permitted Payment”):

(i) any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Equity Interests of the Company or Subordinated Obligations made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent, or within 45 days, issuance or sale of, Equity Interests of the Company (other than Disqualified Stock and other than Equity Interests issued or sold to a Restricted Subsidiary) or a substantially concurrent, or within 45 days, capital contribution to the Company; provided, that the Net Cash Proceeds from such issuance, sale or capital contribution shall be excluded in subsequent calculations under clause (3)(B) of the preceding paragraph (a);

(ii)(A) any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Obligations (w) made by exchange for, or out of the proceeds of the substantially concurrent issuance or sale of, Indebtedness of the Company or Refinancing Indebtedness Incurred in compliance with the covenant described under “—Limitation on Indebtedness,” (x) from Net Available Cash to the extent permitted by the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock”, and, if required, purchased all Senior Subordinated Notes tendered pursuant to the offer to repurchase all the Senior Subordinated Notes required thereby prior to purchasing or repaying such Subordinated Obligations (y) following the occurrence of a Change of Control (or other similar event described therein as a “Change of Control”), but only if the Company shall have complied with the covenant described under “—Change of Control” and, if required thereby, purchased all Senior Subordinated Notes tendered pursuant to the offer to repurchase all the Senior Subordinated Notes required thereby, prior to purchasing or repaying such Subordinated Obligations or (z) constituting Acquired Indebtedness or (B) any purchase, redemption, repurchase, defeasance or other acquisition or retirement of Disqualified Stock made by exchange for, or out of the proceeds of the substantially concurrent, or within 45 days, issuance or sale of, Disqualified Stock of the Company or Refinancing Indebtedness Incurred in compliance with the covenant described under “—Limitation on Indebtedness”;

(iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with the preceding paragraph (a);

(iv) the declaration and payment of dividends on the Company’s common stock following the first public Equity Offering of the Company’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the Net Cash Proceeds received or contributed by the Company in or from any such Equity Offering;

(v) notwithstanding the existence of any Default or Event of Default, loans, advances, dividends or distributions to any Parent or other payments by the Company or any Restricted Subsidiary to permit such Parent to make payments pursuant to (A) any Tax Sharing Agreement, or (B) to pay or permit any Parent to pay (1) any Parent Expenses or (2) any Related Taxes;

(vi) payments by the Company, or loans, advances, dividends or distributions by the Company to any Parent to make payments, to holders of Equity Interests of the Company or any Parent in lieu of issuance of fractional shares of such Equity Interests, not to exceed $5.0 million in the aggregate outstanding at any time;

(vii) dividends or other distributions of Equity Interests, Indebtedness or other securities of Unrestricted Subsidiaries;

(viii) the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of the covenant described under “Certain Covenants—Limitation on Indebtedness” above;

(ix) Restricted Payments (including loans and advances) in an aggregate amount outstanding at any time not exceeding an amount (net of repayments of such loans or advances) equal to the greater of (x) $100.0 million and (y) 2.75% of Total Assets;

(x) the purchase, redemption or other acquisition, cancellation or retirement for value of Equity Interests of the Company or any Restricted Subsidiary or any Parent held by any existing or former employees or management or directors of the Company or any Parent or any Subsidiary of the Company or their assigns, estates or heirs, in each case in connection with (x) the death or disability of such employee, manager or director or (y) the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees or directors; provided that in the case of clause (y) such redemptions or repurchases pursuant to such clause will not exceed $20.0 million in the aggregate during any twelve-month period (which shall increase to $40.0 million subsequent to the consummation of an underwritten public Equity Offering) plus the aggregate Net Cash Proceeds received by the Company after the Issue Date from the issuance of such Equity Interests or equity appreciation rights to, or the exercise of options, warrants or other rights to purchase or acquire Equity Interests of the Company by, any current or former director, officer or employee of the Company or any Restricted Subsidiary or from “key man” life insurance policies which are used to make such redemptions or repurchases; provided that the amount of such Net Cash Proceeds received by the Company and utilized pursuant to this clause (x) for any such repurchase, redemption, acquisition or retirement will be excluded from clause (a)(3)(B) of the preceding paragraph; and provided, further, that unused amounts available pursuant to this clause (x) to be utilized for Restricted Payments during any twelve-month period may be carried forward and utilized in the next succeeding twenty-four-month period; and

(xi) repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Equity Interests represents (i) a portion of the exercise price thereof or (ii) withholding incurred in connection with such exercise;

(xii) Restricted Payments made pursuant to, or contemplated by, or made to any Parent to permit any Parent to perform its obligations under, the Transactions, including the provisions of any Transaction Document as in effect on the Issue Date, and as the same may be amended or replaced so long as such amendment or replacement that is not materially more disadvantageous to the Holders than the original Transaction Document as in effect on the Issue Date;

(xiii) repurchases by the Company or any Restricted Subsidiary of all (but not less than all), excluding directors’ qualifying shares, of the Equity Interests or other ownership interests in a Subsidiary of the Company which Equity Interests or other ownership interests were not theretofore owned by the Company or a Restricted Subsidiary of the Company;

(xiv) payments by the Company or any Restricted Subsidiary pursuant to its guarantee of AFC’s customary servicing obligations in connection with the Receivables Purchase Agreement; and

(xv) Restricted Payments that are made with Excluded Contributions;

provided, that (A) in the case of clauses (iii), (iv), (v)(B), and (vi), the net amount of any such Permitted Payment shall be included in subsequent calculations of the amount of Restricted Payments (but only to the extent such amount was not included as an expense in the calculation of Consolidated Net Income), and (B) in all cases other than pursuant to clause (A) immediately above, the net amount of any such Permitted Payment shall be excluded in subsequent calculations of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Equity Interests or pay any Indebtedness or other obligations owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company (provided that dividend or liquidation priority between classes of Equity Interests, or subordination of any obligation (including the application of any remedy bars thereto) to any other obligation, will not be deemed to constitute such an encumbrance or restriction), except any encumbrance or restriction:

(1) pursuant to any agreement in effect at or entered into on the Issue Date, including, without limitation, the Indenture, the Senior Subordinated Notes, the Senior Note Indentures, the Senior Exchange Notes, the Senior Credit Facility or any other Credit Facility;

(2) pursuant to any agreement or instrument of a Person, or relating to Indebtedness or Equity Interests of a Person, which Person is acquired by or merged or consolidated with or into the Company or any Restricted Subsidiary, or which agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition of assets from such Person, as in effect at the time of such acquisition, merger or consolidation (except to the extent that such Indebtedness was incurred to finance, or otherwise in connection with, such acquisition, merger or consolidation); provided that for purposes of this clause (2), if a Person other than the Company is the Successor Company with respect thereto, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed, as the case may be, by the Company or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

(3) pursuant to an agreement or instrument (a “Refinancing Agreement”) effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement or instrument referred to in clause (1) or (2) of this covenant or this clause (3) (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an Initial Agreement (an “Amendment”); provided, however, that the encumbrances and restrictions contained in any such Refinancing Agreement or Amendment taken as a whole are not materially less favorable to the Holders of the Senior Subordinated Notes than encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such Refinancing Agreement or Amendment relates (as determined in good faith by the Company);

(4)(A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any lease, license or other contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, (C) contained in mortgages, pledges or other security agreements securing Indebtedness of a Restricted Subsidiary to the extent restricting the transfer of the property or assets subject thereto, (D) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary, (E) pursuant to Purchase Money Obligations that impose encumbrances or restrictions on the property or assets so acquired, (F) on cash or other deposits or net worth imposed by customers or suppliers under agreements entered into in the ordinary course of business, (G) pursuant to customary provisions contained in agreements and instruments entered into in the ordinary course of business (including but not limited to leases, sale and leaseback agreements, asset sale agreements and joint venture and other similar agreements entered into in the ordinary course of business), (H) that arises or is agreed to in the ordinary course of business and does not detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or such Restricted Subsidiary, or (I) pursuant to Hedging Obligations;

(5) with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Equity Interests or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(6) by reason of any applicable law, rule, regulation or order, or required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary or any of their businesses; or

(7) pursuant to an agreement or instrument (A) relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on indebtedness” (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not less favorable to the Holders of the Senior Subordinated Notes than the encumbrances and restrictions contained in the Initial Agreements (as determined in good faith by the Company), or (ii) if such encumbrance or restriction is not materially more disadvantageous to the Holders of the Senior Subordinated Notes than is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the Senior Subordinated Notes or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness or (B) of, or relating to Indebtedness of or a Financing Disposition by or to or in favor of, any Special Purpose Entity.

Limitation on Sales of Assets and Subsidiary Stock

The Indenture provides as follows:

(a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless

(i) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition, as such fair market value may be determined (and shall be determined, to the extent such Asset Disposition or any series of related Asset Dispositions involves aggregate consideration in excess of $25.0 million) in good faith by the Board of Directors, whose determination shall be conclusive (including as to the value of all noncash consideration);

(ii) in the case of any Asset Disposition (or series of related Asset Dispositions) having a fair market value of $25.0 million or more, at least 75% of the consideration therefor (excluding, in the case of an Asset Disposition (or series of related Asset Dispositions), any consideration by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, that are not Indebtedness) received by the Company or such Restricted Subsidiary is in the form of cash; and

(iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or any Restricted Subsidiary, as the case may be) as follows:

(A) first, either (x) to the extent the Company elects (or is required by the terms of (1) any Senior Indebtedness, (2) any secured Indebtedness of the Company or any Subsidiary Guarantor or (3) any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor), to prepay, repay or purchase any such Indebtedness or (in the case of letters of credit, bankers’ acceptances or other similar instruments) cash collateralize any such Indebtedness (in each case other than Indebtedness owed to the Company or a Restricted Subsidiary) within 360 days after the later of the date of such Asset Disposition and the date of receipt of such Net Available Cash, or (y) to the extent the Company or such Restricted Subsidiary elects, to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with an amount equal to Net Available Cash received by the Company or another Restricted Subsidiary) within 360 days from the later of the date of such Asset Disposition and the date of receipt of such Net Available Cash, or, if such investment in Additional Assets is a project authorized by the Board of Directors that will take longer than such 360 days to complete, the period of time necessary to complete such project;

(B) second, if the balance of such Net Available Cash after application in accordance with clause (A) (and after the expiration of the maximum period for such application permitted by clause (A)) above exceeds $20.0 million, (such balance, the “Excess Proceeds”), to the extent of such Excess Proceeds, to make an offer to purchase Senior Subordinated Notes and (to the extent the Company or such Restricted Subsidiary elects, or is required by the terms thereof) to purchase, redeem or repay any other Senior Subordinated Indebtedness of the Company or a Restricted Subsidiary, pursuant and subject to the conditions of the Indenture and the agreements governing such other Indebtedness; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B) above, to fund (to the extent consistent with any other applicable provision of the Indenture) any general corporate purpose (including but not limited to the repurchase, repayment or other acquisition or retirement of any Subordinated Obligations);

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A)(x) or (B) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries shall not be required to apply any Net Available Cash or equivalent amount in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions or equivalent amount that is not applied in accordance with this covenant exceeds $50.0 million. If the aggregate principal amount of Senior Subordinated Notes or other Senior Subordinated Indebtedness of the Company or a Restricted Subsidiary validly tendered and not withdrawn (or otherwise subject to purchase, redemption or repayment) in connection with an offer pursuant to clause (B) above exceeds the Excess Proceeds, the Excess Proceeds will be apportioned between such Senior Subordinated Notes and such other Indebtedness of the Company or a Restricted Subsidiary, with the portion of the Excess Proceeds payable in respect of such Senior Subordinated Notes to equal the lesser of (x) the Excess Proceeds amount multiplied by a fraction, the numerator of which is the outstanding principal amount of such Senior Subordinated Notes and the denominator of which is the sum of the outstanding principal amount of the Senior Subordinated Notes and the outstanding principal amount of the relevant other Indebtedness of the Company or a Restricted Subsidiary, and (y) the aggregate principal amount of Senior Subordinated Notes validly tendered and not withdrawn.

For the purposes of clause (ii) of paragraph (a) above, the following are deemed to be cash: (1) Temporary Cash Investments and Cash Equivalents, (2) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on payment of the principal amount of such Indebtedness in connection with such Asset Disposition, (3) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of the principal amount of such Indebtedness in connection with such Asset Disposition, (4) securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days, (5) consideration consisting of Indebtedness of the Company or any Restricted Subsidiary and (6) any Designated Noncash Consideration received by the Company or any Restricted Subsidiary in such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this covenant that is at that time outstanding, not to exceed the greater of (x) $50.0 million or (y) 1.25% of Total Assets at the time of the receipt of such Designated Noncash Consideration (with the Fair Market Value being measured at the time received and without giving effect to subsequent changes in value).

(b) In the event of an Asset Disposition that requires the purchase of Senior Subordinated Notes pursuant to clause (iii)(B) of paragraph (a) above, the Company will be required to purchase Senior Subordinated Notes tendered pursuant to an offer by the Company for the Senior Subordinated Notes (the “Offer”) at a purchase price of 100% of their principal amount plus accrued and unpaid interest to the Purchase Date in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the Senior Subordinated Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of Senior Subordinated Notes, the remaining Net Available Cash will be available to the Company for use in accordance with clause (iii)(B) of paragraph (a) above (to repay other Indebtedness of the Company or a Restricted Subsidiary) or clause (iii)(C) of paragraph (a) above. The Company shall not be required to make an Offer for Senior Subordinated Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clause (iii)(A) of paragraph (a) above) is less than $50.0 million for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). No Note will be repurchased in part if less than the Minimum Denomination in original principal amount.

(c) Pending the final application of any Net Proceeds pursuant to this covenant, such Net Available Cash may be applied to temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture.

(d) To the extent that the provisions of any securities laws or regulations conflict with provisions of this “Limitation on Sales of Assets and Subsidiary Stock” covenant, the Company may comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations hereunder by virtue thereof.

The Senior Credit Facility and the Senior Exchange Notes will prohibit or limit, and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may prohibit or limit, the Company from purchasing any Senior Subordinated Notes pursuant to this covenant. In the event the Company is prohibited from purchasing the Senior Subordinated Notes, the Company could seek the consent of its lenders and the holders of Senior Indebtedness to the purchase of the Senior Subordinated Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, it will remain prohibited from purchasing the Senior Subordinated Notes. In such case, the Company’s failure to purchase tendered Senior Subordinated Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would restrict payments to the Holders of the Senior Subordinated Notes under certain circumstances.

Limitation on Transactions with Affiliates

The Indenture provides as follows:

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless:

(i) such Affiliate Transaction is entered into in good faith and the terms of such Affiliate Transaction are, taken as a whole, fair and reasonable to the Company or such Restricted Subsidiary; and

(ii) if such Affiliate Transaction involves aggregate consideration in excess of $25.0 million, the terms of such Affiliate Transaction have been approved by a majority of the Disinterested Directors.

For purposes of this paragraph, any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in this paragraph if (x) such Affiliate Transaction is approved by a majority of the

Disinterested Directors or (y) in the event there are no Disinterested Directors, the Company or such Restricted Subsidiary receives an opinion in customary form from a nationally recognized appraisal or investment banking firm to the effect that such Affiliate Transaction is fair to the Company or such Restricted Subsidiary from a financial point of view.

(b) The provisions of the preceding paragraph (a) will not apply to:

(i) any Restricted Payment Transaction;

(ii)(1) the entering into, maintaining or performance of any employment contract, collective bargaining agreement, benefit plan, program or arrangement, related trust agreement or any other similar arrangement for or with any employee, officer or director heretofore or hereafter entered into in the ordinary course of business, including vacation, health, insurance, deferred compensation, severance, retirement, savings or other similar plans, programs or arrangements, (2) the payment of compensation, performance of indemnification or contribution obligations, or any issuance, grant or award of stock, options, other equity-related interests or other securities, to employees, officers or directors in the ordinary course of business, (3) the payment of reasonable fees to directors of the Company or any of its Subsidiaries (as determined in good faith by the Company or such Subsidiary) or (4) Management Advances and payments in respect thereof (or in reimbursement of any expenses referred to in the definition of such term);

(iii) any transaction with, including an Investment in, the Company or any Restricted Subsidiary;

(iv) any transaction arising out of and any payments made pursuant to agreements or instruments in existence on the Issue Date (other than any Tax Sharing Agreement referred to in clause (b)(vi) of this covenant), including, without limitation, the Transaction Documents, and as the same may be amended, modified, supplemented or replaced from time to time so long as such amendment, modification, supplement or replacement is not materially more disadvantageous to the Holders than the original agreement or instrument as in effect on the Issue Date;

(v) any transaction in the ordinary course of business, or approved by a majority of the Board of Directors, between the Company or any Restricted Subsidiary and any Affiliate of the Company controlled by the Company that is a joint venture or similar entity;

(vi) the execution, delivery and performance of any Tax Sharing Agreement;

(vii) any issuance or sale of Equity Interests (other than Disqualified Stock) of the Company (and the granting of registration rights or other customary rights in connection therewith) or capital contribution to the Company;

(viii) transactions with Affiliates solely in their capacity as holders of Indebtedness or Equity Interests of the Company or any of its Subsidiaries, where such Affiliates hold less Indebtedness or Equity Interests than non-Affiliates and such Affiliates receive the same consideration as non-Affiliates in such transactions;

(ix) any transaction with any Person who is not an Affiliate immediately before the consummation of such transaction that becomes an Affiliate as a result of such transaction;

(x) transactions between the Company or any Restricted Subsidiary and any Special Purpose Subsidiary in connection with a Financing Disposition or a Special Purpose Financing, provided that such transactions are not otherwise prohibited by the Indenture;

(xi) transactions exclusively between or among the Company and any of its Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture;

(xii) transactions involving aggregate consideration not to exceed $1.0 million;

(xiii) payments by the Company or any Restricted Subsidiary to any Permitted Holder or any of its affiliates for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisition or divestitures, which payments are approved by a majority of the members of the Board of Directors; and

(xiv) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business or that are on terms at least as favorable to the Company and its Restricted Subsidiaries as might reasonably have been obtained at such time from an unaffiliated party, or that are considered fair to the Company and its Restricted Subsidiaries in the view of a majority of the members of the Board of Directors or the senior management of the Company.

Limitation on Liens

The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist any Lien (other than Permitted Liens) on any of its property or assets (including Equity Interests of any other Person), whether owned on the Issue Date or thereafter acquired, securing any Indebtedness (the “Initial Lien”), unless contemporaneously therewith effective provision is made to secure the Indebtedness due under the Indenture and the Senior Subordinated Notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or on a senior basis to, in the case of Subordinated Obligations or Guarantor Subordinated Obligations) such obligation for so long as such obligation is so secured by such Initial Lien. Any such Lien thereby created in favor of the Senior Subordinated Notes or any such Subsidiary Guarantee will be automatically and unconditionally released and discharged upon (i) the release and discharge of the Initial Lien to which it relates, (ii) in the case of any such Lien in favor of any such Subsidiary Guarantee, upon the termination and discharge of such Subsidiary Guarantee in accordance with the terms of the Indenture or (iii) any sale, exchange or transfer (other than a transfer constituting a transfer of all or substantially all of the assets of the Company that is governed by the provisions of the covenant described under “—Merger and consolidation” below) to any Person not an Affiliate of the Company of the property or assets secured by such Initial Lien, or of all of the Equity Interests held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Initial Lien.

Future Subsidiary Guarantors

As set forth more particularly under “—Subsidiary Guarantees,” the Indenture provides that the Company will cause each Subsidiary that guarantees payment by the Company of any Indebtedness of the Company under the Senior Credit Facility or the Senior Exchange Notes to execute and deliver to the Trustee a supplemental indenture or other instrument pursuant to which such Subsidiary will guarantee payment of the Senior Subordinated Notes, whereupon such Subsidiary will become a Subsidiary Guarantor for all purposes under the Indenture. The Company will also have the right to cause any other Subsidiary so to guarantee payment of the Senior Subordinated Notes. Subsidiary Guarantees will be subject to release and discharge under certain circumstances prior to payment in full of the Senior Subordinated Notes. See “—Subsidiary Guarantees.”

Limitation on Layering

The Indenture provides that the Company will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Senior Indebtedness of the Company or such Subsidiary Guarantor, as the case may be, unless such Indebtedness is either:

(1) equal in right of payment with the Senior Subordinated Notes or such Subsidiary Guarantor’s Subsidiary Guarantee of the Senior Subordinated Notes, as the case may be; or

(2) expressly subordinated in right of payment to the Senior Subordinated Notes or such Subsidiary Guarantor’s Subsidiary Guarantee of the Senior Subordinated Notes, as the case may be.

The Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral or by virtue of the fact that the holders of such Senior Indebtedness have entered into intercreditor or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

SEC Reports

The Indenture provides that, following consummation of the Exchange Offer, notwithstanding that the Company may not be required to be or remain subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, the Company will file with the SEC (unless such filing is not permitted under the Exchange Act or by the SEC), so long as any Senior Subordinated Notes are outstanding, the annual reports, information, documents and other reports that the Company is required to file with the SEC pursuant to such Section 13(a) or 15(d) or would be so required to file if the Company were so subject within the time periods specified above. The Company will also, within 15 days after the time periods specified above, transmit by mail to all Holders, as their names and addresses appear in the Note Register, and to the Trustee (or make available on a Company website) copies of any such information, documents and reports (without exhibits) so required to be filed.

The Company will be deemed to have satisfied the requirements of this covenant if any Parent files with the SEC and provides reports, documents and information of the types otherwise so required, in each case within the applicable time periods specified by the applicable rules and regulations of the SEC, and the Company is not required to file such reports, documents and information separately under the applicable rules and regulations of the SEC (after giving effect to any exemptive relief) because of the filings by such Parent. The Company will comply with the other provisions of TIA § 314(a).

Notwithstanding the foregoing, the requirements of this covenant shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement described in the Registration Rights Agreement (1) by the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above, or (2) by posting on the Company’s website (or that of any of its parent companies) or providing such reports to the Trustee within 15 days after the time periods specified above, the financial information (including a “Management’s Discussion and Analysis of Results of Operations and Financial Condition” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in this prospectus. Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its agreements set forth under this covenant for purposes of clause (v) under “—Defaults” until 120 days after the date any report required to be provided by this covenant is due.

Merger and Consolidation

The Indenture provides that the Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(i) the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume all the obligations of the Company under the Senior Subordinated Notes and the Indenture by executing and delivering to the Trustee a supplemental indenture or one or more other documents or instruments in form reasonably satisfactory to the Trustee;

(ii) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing;

(iii) immediately after giving effect to such transaction, either (A) the Successor Company could Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness,” or (B) the Consolidated Coverage Ratio of the Company (or, if applicable, the Successor Company with respect thereto) would equal or exceed the Consolidated Coverage Ratio of the Company immediately prior to giving effect to such transaction;

(iv) each Subsidiary Guarantor (other than (x) any Subsidiary Guarantor that will be released from its obligations under its Subsidiary Guarantee in connection with such transaction and (y) any party to any such consolidation or merger) shall have delivered a supplemental indenture or other document or instrument in form reasonably satisfactory to the Trustee, confirming its Subsidiary Guarantee (other than any Subsidiary Guarantee that will be discharged or terminated in connection with such transaction); and

(v) the Company will have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer complies with the provisions described in this covenant, provided that (x) in giving such opinion such counsel may assume compliance with the foregoing clauses (ii) and (iii) to the extent such opinion would otherwise be required to address financial matters or tests and, as to any matters of fact, may rely on an Officer’s Certificate, and (y) no Opinion of Counsel will be required for a consolidation, merger or transfer described in the last paragraph of this covenant.

Any Indebtedness that becomes an obligation of the Company or any Restricted Subsidiary (or that is deemed to be Incurred by any Person that becomes a Restricted Subsidiary) as a result of any such transaction undertaken in compliance with this covenant, and any Refinancing Indebtedness with respect thereto, shall be deemed to have been Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness.”

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter the predecessor Company shall be relieved of all obligations and covenants under the Indenture, except that the predecessor Company in the case of a lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the Senior Subordinated Notes.

Clauses (ii) and (iii) of the first paragraph of this “Merger and Consolidation” covenant will not apply to any transaction in which (1) any Restricted Subsidiary consolidates with, merges with or into or conveys or transfers all or part of its assets to the Company or (2) the Company consolidates with or merges with or into or conveys or transfers all or substantially all its properties and assets to (x) an Affiliate incorporated or organized for the purpose of reincorporating or reorganizing the Company in another jurisdiction or changing its legal structure to a corporation or other entity or (y) a Restricted Subsidiary of the Company so long as all assets of the Company and the Restricted Subsidiaries immediately prior to such transaction (other than Equity Interests of such Restricted Subsidiary) are owned by such Restricted Subsidiary and its Restricted Subsidiaries immediately after the consummation thereof.

Defaults

An Event of Default is defined in the Indenture as:

(i) a default in any payment of interest on any Note when due, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture;

(ii) a default in the payment of principal of any Note when due, whether at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise, whether or not such payment is prohibited by the subordination provisions of the Indenture;

(iii) the failure by the Company or any Subsidiary Guarantor to comply with its obligations under the first paragraph of the covenant described under “—Merger and Consolidation” above;

(iv) the failure by the Company or any Subsidiary Guarantor to comply for 30 days after notice with any of its obligations under the covenant described under “—Change of Control” above (other than a failure to purchase Senior Subordinated Notes);

(v) the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Senior Subordinated Notes or the Indenture;

(vi) the failure by the Company or any Restricted Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, if the total amount of such Indebtedness so unpaid or accelerated exceeds $50.0 million or its foreign currency equivalent;

(vii) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary, or of other Restricted Subsidiaries that are not Significant Subsidiaries but would in the aggregate constitute a Significant Subsidiary if considered as a single Person (the “bankruptcy provisions”);

(viii) the rendering of any judgment or decree for the payment of money in an amount (net of any insurance or indemnity payments actually received in respect thereof prior to or within 60 days from the entry thereof, or to be received in respect thereof in the event any appeal thereof shall be unsuccessful) in excess of $50.0 million or its foreign currency equivalent against the Company or a Significant Subsidiary, or jointly and severally against other Restricted Subsidiaries that are not Significant Subsidiaries but would in the aggregate constitute a Significant Subsidiary if considered as a single Person, that is not discharged, or bonded or insured by a third Person, if such judgment or decree remains outstanding for a period of 60 days following such judgment or decree and is not discharged, waived or stayed (the “judgment default provision”); or

(ix) the failure of any Subsidiary Guarantee by a Subsidiary Guarantor that is a Significant Subsidiary to be in full force and effect (except as contemplated by the terms thereof or of the Indenture) or the denial or disaffirmation in writing by any applicable Subsidiary Guarantor that is a Significant Subsidiary of its obligations under the Indenture or any Subsidiary Guarantee.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a Default under clause (iv) or (v) will not constitute an Event of Default until the Trustee or the Holders of at least 30% in principal amount of the outstanding Senior Subordinated Notes notify the Company of the Default and the Company does not cure such Default within the time specified in such clause after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing the Trustee by notice to the Company, or the Holders of at least 30% in principal amount of the outstanding Senior Subordinated Notes by notice to the Company and the Trustee, may declare the principal of and accrued but unpaid interest on all Senior Subordinated Notes to be due and payable; provided, however, that so long as any Indebtedness permitted to be incurred under the Indenture as part of the Senior Credit Facility or any series of Senior Exchange Notes shall be outstanding, no such acceleration shall be effective until the earlier of:

(1) acceleration of any such Indebtedness under the Senior Credit Facility and the Senior Exchange Notes; or

(2) five Business Days after the giving of written notice of such acceleration to the Company and the administrative agent under the Senior Credit Facility and the trustee under any Senior Exchange Notes.

Upon the effectiveness of such a declaration, such principal and interest will be due and payable immediately.

Notwithstanding the foregoing, if an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and accrued but unpaid interest on all the Senior Subordinated Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Senior Subordinated Notes may rescind any such acceleration with respect to the Senior Subordinated Notes and its consequences. In the event of any Default or Event of Default specified in clause (vi) above, such Default or Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Senior Subordinated Notes) shall not be deemed to have occurred and shall be annulled, waived and rescinded automatically, in each case, without any action by the Trustee or the Holders if, within 20 days after such Event of Default arose,

(x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

(y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(z) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Senior Subordinated Notes unless (i) such Holder has previously given the Trustee written notice that an Event of Default is continuing, (ii) Holders of at least 30% in principal amount of the outstanding Senior Subordinated Notes have requested the Trustee in writing to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Senior Subordinated Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Senior Subordinated Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under either Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, or premium (if any) or interest on, any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default occurring during the previous year. The Company also is required to deliver to the Trustee, within 30 days after an Officer of the Company becomes aware of the occurrence thereof, written notice of any event that would constitute a Default, its status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Senior Subordinated Notes then outstanding and any past Default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Senior Subordinated Notes then outstanding (including in each case, consents obtained in connection with a tender offer or exchange offer for Senior Subordinated Notes). However, without the consent of each Holder of an outstanding Note affected, no amendment or waiver may (i) reduce the principal amount of Senior Subordinated Notes whose Holders must consent to an amendment or waiver, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note, or change the date at which any Note may be redeemed as described under “—Optional Redemption” above, (v) make any Note payable in money other than that stated in such Note, (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder’s Senior Subordinated Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder’s Senior Subordinated Notes, (vii) release any Subsidiary Guarantor from any of its obligations under the Indenture, except in accordance with the terms of the Indenture or (viii) make any change in the amendment or waiver provisions described in this sentence. In addition, any amendment to, or waiver of, the provisions of the Indenture relating to subordination that adversely affect the rights of the Holders of the Senior Subordinated Notes will require the consent of the Holders of at least 75% in aggregate principal amount of the Senior Subordinated Notes then outstanding.

Without the consent of any Holder, the Company, the Trustee and (as applicable) any Subsidiary Guarantor may amend the Indenture to cure or reform any ambiguity, mistake, manifest error, omission, defect or inconsistency, to provide for the assumption by a successor of the obligations of the Company or a Subsidiary Guarantor under the Indenture, to provide for uncertificated Senior Subordinated Notes in addition to or in place of certificated Senior Subordinated Notes, to add Guarantees with respect to the Senior Subordinated Notes, to secure the Senior Subordinated Notes, to confirm and evidence the release, termination or discharge of any Guarantee or Lien with respect to or securing the Senior Subordinated Notes when such release, termination or discharge is provided for under the Indenture, to add to the covenants of the Company for the benefit of the Noteholders or to surrender any right or power conferred upon the Company, to provide for or confirm the issuance of Additional Senior Subordinated Notes, to conform the text of the Indenture, the Senior Subordinated Notes or any Subsidiary Guarantee to any provision of this “Description of Senior Subordinated Notes,” to increase the minimum denomination of Senior Subordinated Notes to equal the dollar equivalent of €1 ,000 rounded up to the nearest $1 ,000 (including for purposes of redemption or repurchase of any Note in part), to provide additional rights or benefits to the Holders or make any change that does not materially adversely affect the rights of any Holder, to release a Subsidiary Guarantor from its obligations under its Subsidiary Guarantee or the Indenture in accordance with the applicable provisions of the Indenture, to provide for the appointment of a successor trustee, provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture, or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA or otherwise.

The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver. Until an amendment or waiver becomes effective, a consent to it by a Noteholder is a continuing consent by such Noteholder and every subsequent Holder of all or part of the related Note. Any such Noteholder or subsequent holder may revoke such consent as to its Note by written notice to the Trustee or the Company, received thereby before the date on which the Company certifies to Trustee that the Holders of the requisite principal amount of Senior Subordinated Notes have consented to such amendment or waiver. After an amendment or waiver under the Indenture becomes effective, the Company is required to mail to Noteholders a notice briefly describing such amendment or waiver. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment or waiver.

Defeasance

The Company at any time may terminate all its obligations under the Senior Subordinated Notes and the Indenture (“legal defeasance”), except for certain obligations, including those relating to the defeasance trust and obligations to register the transfer or exchange of the Senior Subordinated Notes, to replace mutilated, destroyed, lost or stolen Senior Subordinated Notes and to maintain a registrar and paying agent in respect of the Senior Subordinated Notes. The Company at any time may terminate its obligations under certain covenants under an Indenture, including the covenants described under “—Certain Covenants” and “—Change of Control,” the operation of the default provisions relating to such covenants described under “—Defaults” above, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under “—Defaults” above, and the limitations contained in clauses (iii), (iv) and (v) under “—Merger and Consolidation” above (“covenant defeasance”). If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee and any security then securing the Senior Subordinated Notes will be automatically released.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Senior Subordinated Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Senior Subordinated Notes may not be accelerated because of an Event of Default specified in clause (iv), (v) (as it relates to the covenants described under “—Certain Covenants” above), (vi), (vii), (but only with respect to events of bankruptcy, insolvency or reorganization of a Subsidiary), (viii) or (ix) under “—Defaults” above or because of the failure of the Company to comply with clause (iii), (iv) or (v) under “—Merger and Consolidation” above.

Either defeasance option may be exercised prior to any redemption date or to the maturity date for the Senior Subordinated Notes. In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations, or a combination thereof, sufficient (without reinvestment) to pay principal of, and premium (if any) and interest on, the Senior Subordinated Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Senior Subordinated Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel (x) must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law since the Issue Date and (y) need not be delivered if all Senior Subordinated Notes not theretofore delivered to the Trustee for cancellation have become due and payable, will become due and payable at its Stated Maturity within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee in the name, and at the expense, of the Company).

Satisfaction and Discharge

The Indenture will be discharged and cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Senior Subordinated Notes, as expressly provided for in the Indenture) as to all outstanding Senior Subordinated Notes when (i) either (a) all Senior Subordinated Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Senior Subordinated Notes, and certain Senior Subordinated Notes for which provision for payment was previously made and thereafter the funds have been released to the Company) have been delivered to the Trustee for cancellation or (b) all Senior Subordinated Notes not previously delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year or (z) have been or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company; (ii) the Company has irrevocably deposited or caused to be deposited with the Trustee money, U.S. Government Obligations, or a combination thereof, sufficient (without reinvestment) to pay and discharge the entire indebtedness on the Senior Subordinated Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, and interest to, but not including, the date of redemption or their Stated Maturity, as the case may be; (iii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iv) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each to the effect that all conditions precedent under the “Satisfaction and Discharge” section of the Indenture relating to the satisfaction and discharge of such Indenture have been complied with, provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (i), (ii) and (iii)).

No Personal Liability of Directors, Officers, Employees, Incorporators and Stockholders

No director, officer, employee, incorporator, equity holder, member or stockholder of the Company, any Subsidiary Guarantor or any Subsidiary of any thereof shall have any liability for any obligation of the Company or any Subsidiary Guarantor under the Indenture, the Senior Subordinated Notes or any Subsidiary Guarantee, or for any claim based on, in respect of, or by reason of, any such obligation or its creation. Each Noteholder, by accepting the Senior Subordinated Notes, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Subordinated Notes.

Concerning the Trustee

Wells Fargo Bank, National Association is the Trustee under the Indenture and is appointed by the Company as Registrar and Paying Agent with regard to the Senior Subordinated Notes.

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are set forth specifically in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The Indenture and the TIA will impose certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. Each Trustee is permitted to engage in other transactions; provided, that if it acquires any conflicting interest as described in the TIA, it must eliminate such conflict, apply to the SEC for permission to continue as Trustee with such conflict, or resign.

Transfer and Exchange

A Noteholder may transfer or exchange Senior Subordinated Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require such Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require such Noteholder to pay any taxes or other governmental charges required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or purchase or to transfer or exchange any Note for a period of 15 Business Days prior to the day of the mailing of the notice of redemption or purchase. No service charge will be made for any registration of transfer or exchange of the Senior Subordinated Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection with the transfer or exchange. The Senior Subordinated Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Governing Law

The Indenture provides that it and the Senior Subordinated Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture and registration rights agreement without charge by writing to KAR Holdings, Inc., 13085 Hamilton Crossing Boulevard, Carmel, Indiana, USA, 46032, Attention: Secretary.

Certain Definitions

“Acquired Indebtedness” means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case other than Indebtedness Incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to be Incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

“Acquisition” means the Merger and all related transactions contemplated by the Acquisition Documentation.

“Acquisition Documentation” means, collectively, the Merger Agreement and all schedules, exhibits and annexes thereto and all side letters and agreements affecting the terms thereof or entered into to effectuate the Merger.

“AFC” means Automotive Finance Corporation, any of its Subsidiaries, and any successor entity thereto.

“Additional Assets” means (i) any property or assets that replace the property or assets that are the subject of an Asset Disposition; (ii) any property or assets (other than Indebtedness and Equity Interests) used or to be used by the Company or a Restricted Subsidiary or otherwise useful in a Related Business (including any capital expenditures on any property or assets already so used); (iii) the Equity Interests of a Person that is engaged in a Related Business and becomes a Restricted Subsidiary as a result of the acquisition of such Equity Interests by the Company or another Restricted Subsidiary; or (iv) Equity Interests of any Person that at such time is a Restricted Subsidiary acquired from a third party.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease (other than an operating lease entered into in the ordinary course of business), transfer or other disposition of shares of Equity Interests of a Restricted Subsidiary (other than directors’ qualifying shares, or (in the case of a Foreign Subsidiary) to the extent required by applicable law), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction), other than (i) a disposition to the Company or a Restricted Subsidiary, (ii) a sale or other disposition in the ordinary course of business, including, without limitation, sales or dispositions of used, worn-out or obsolete property and assets and property and assets that are not useful in the business of the Company or any

Restricted Subsidiary, (iii) the sale or discount (with or without recourse, and on customary or commercially reasonable terms) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable, (iv) any Restricted Payment Transaction, (v) a disposition that is governed by the provisions described under “—Merger and Consolidation” or any disposition that constitutes a Change of Control, (vi) any Financing Disposition, (vii) any “fee in lieu” or other disposition of assets to any governmental authority or agency that continue in use by the Company or any Restricted Subsidiary, so long as the Company or any Restricted Subsidiary may obtain title to such assets upon reasonable notice by paying a nominal fee, (viii) any exchange of property pursuant to or intended to qualify under Section 1031 (or any successor section) of the Code, or any exchange of equipment to be leased, rented or otherwise used in a Related Business, (ix) any financing transaction with respect to any existing property or any property built or acquired by the Company or any Restricted Subsidiary after the Issue Date, including without limitation any sale/ leaseback transaction or asset securitization, (x) any disposition arising from foreclosure, condemnation or similar action with respect to any property or other assets, or exercise of termination rights under any lease, license, concession or other agreement, (xi) any disposition of Equity Interests, Indebtedness or other securities of an Unrestricted Subsidiary, (xii) a disposition of Equity Interests of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), entered into in connection with such acquisition, (xiii) any disposition or series of related dispositions for aggregate consideration not to exceed $10.0 million, (xiv) the creation of a Permitted Lien and dispositions in connection with Permitted Liens, (xv) dispositions of Investments or receivables, in each case in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings, (xvi) the unwinding of any Hedging Obligation, (xvii) the licensing of any intellectual property or (xviii) the Excluded Assets.

“Atlanta IRB Transaction” means the transactions entered into by ADESA Atlanta, LLC with the Development Authority of Fulton County, Georgia in connection with a wholesale automobile auction facility located in Fulton, Georgia.

“Bank Indebtedness” means any and all amounts, whether outstanding on the Issue Date or thereafter incurred, payable under or in respect of any Credit Facility, including without limitation principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees, other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, for any Person, the board of directors or other governing body of such Person or, if such Person is owned or managed by a single entity, the board of directors or other governing body of such entity, or, in either case, any committee thereof duly authorized to act on behalf of such board or governing body. Unless otherwise provided, “Board of Directors” means the Board of Directors of the Company.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required by law to close in New York City (or any other city in which a Paying Agent maintains its office).

“Canadian Subsidiary” means any Foreign Subsidiary that is organized under the laws of Canada or any province or subdivision thereof.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP. The Stated Maturity of any Capitalized Lease Obligation shall be the date of the last payment of rent or any other amount due under the related lease.

“Cash Equivalents” means any of the following: (a) securities issued or fully guaranteed or insured by the United States of America or any agency or instrumentality thereof, (b) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof having a credit rating of “AA” or better at the time of acquisition from either S&P or Moody’s, (c) time deposits, certificates of deposit or bankers’ acceptances of (i) any lender under a Senior Credit Facility or any affiliate thereof or (ii) any commercial bank having capital and surplus in excess of $500,000,000 and the commercial paper of the holding company of which is rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), provided, however, that time deposits (including eurodollar time deposits), certificates of deposit (including eurodollar certificates of deposit) and bankers’ acceptances in an aggregate amount not to exceed $2,000,000 may be maintained at any commercial bank of recognized standing organized under the laws of the United States (or any State or territory thereof) that does not satisfy the capital and surplus requirements and rating requirements set forth in this clause (c), (d) money market instruments, commercial paper or other short-term obligations rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency), (e) investments in money market funds subject to the risk limiting conditions of Rule 2a-7 or any successor rule of the SEC under the Investment Company Act of 1940, as amended and (f) investments similar to any of the foregoing denominated in foreign currencies approved by the Board of Directors.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodities Agreement” means, in respect of a Person, any commodity futures contract, forward contract, option or similar agreement or arrangement (including derivative agreements or arrangements), as to which such Person is a party or beneficiary.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (i) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which Consolidated Financial Statements of the Company are available to (ii) Consolidated Interest Expense for such four fiscal quarters (in each of the foregoing clauses (i) and (ii), determined for each fiscal quarter (or portion thereof) of the four fiscal quarters ending prior to the Issue Date); provided, that

(1) if since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Indebtedness that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on (A) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (B) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation);

(2) if since the beginning of such period the Company or any Restricted Subsidiary has repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged any Indebtedness that is no longer outstanding on such date of determination (each, a “Discharge”) or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a Discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid), Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such Discharge had occurred on the first day of such period;

(3) if since the beginning of such period the Company or any Restricted Subsidiary shall have disposed of any company, any business or any group of assets constituting an operating unit of a business (any such disposition, a “Sale”), the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets that are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to (A) the Consolidated Interest Expense attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Sale for such period (including but not limited to through the assumption of such Indebtedness by another Person) plus (B) if the Equity Interests of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such Sale;

(4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger, consolidation or otherwise) shall have made an Investment in any Person that thereby becomes a Restricted Subsidiary, or otherwise acquired any company, any business or any group of assets constituting an operating unit of a business, including any such Investment or acquisition occurring in connection with a transaction causing a calculation to be made hereunder (any such Investment or acquisition, a “Purchase”), Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any related Indebtedness) as if such Purchase occurred on the first day of such period; and

(5) if since the beginning of such period any Person became a Restricted Subsidiary or was merged or consolidated with or into the Company or any Restricted Subsidiary, and since the beginning of such period such Person shall have Discharged any Indebtedness or made any Sale or Purchase that would have required an adjustment pursuant to clause (2), (3) or (4) above if made by the Company or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Discharge, Sale or Purchase occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred or repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged in connection therewith, the pro forma calculations in respect thereof (including without limitation in respect of anticipated cost savings, synergies or annualized impact of buyer fee increases relating to any such Sale, Purchase or other transaction) shall be as determined in good faith by the Chief Financial Officer or an authorized Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness). If any Indebtedness bears, at the option of the Company or a Restricted Subsidiary, a rate of interest based on a prime or similar rate, a eurocurrency interbank offered rate or other fixed or floating rate, and such Indebtedness is being given pro forma effect, the interest expense on such Indebtedness shall be calculated by applying such optional rate as the Company or such Restricted Subsidiary may designate. If any Indebtedness that is being given pro forma effect was Incurred under a revolving credit facility, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate determined in good faith by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated EBITDA” means, for any period, for any period:

(a) Consolidated Net Income for such period plus,

(b) without duplication and to the extent reflected as a charge in arriving at such Consolidated Net Income for such period, the sum of the following amounts for such period:

(i) the aggregate amount of all provisions for all taxes (whether or not paid, estimated or accrued) based upon the income and profits of the Company or alternative taxes imposed as reflected in the provision for income taxes in the Company’s consolidated financial statements;

(ii) interest expense, amortization or write-off of debt discount and debt issuance costs, and commissions, discounts and other fees and charges associated with Indebtedness (including the Senior Subordinated Notes);

(iii) depreciation and amortization expense;

(iv) amortization of intangibles (including goodwill) and organization costs;

(v) any extraordinary, unusual or non-recurring charges, expenses or losses (whether cash or non-cash);

(vi) any cash compensation expense relating to the cancellation or retirement of stock options in connection with the Acquisition in an aggregate amount not to exceed $25.0 million;

(vii) non-cash compensation expenses from stock, options to purchase stock and stock appreciation rights issued to the management of the Company;

(viii) any other non-cash charges, non-cash expenses or non-cash losses of the Company or any of its Restricted Subsidiaries for such period (including deferred rent but excluding any such charge, expense or loss incurred in the ordinary course of business that constitutes an accrual of or a reserve for cash charges for any future period); provided, however, that cash payments made in such period or in any future period in respect of such non-cash charges, expenses or losses (excluding any such charge, expense or loss incurred in the ordinary course of business that constitutes an accrual of or a reserve for cash charges for any future period) shall be subtracted from Consolidated Net Income in calculating Consolidated EBITDA in the period when such payments are made;

(ix) no more than $5.0 million accrued in any fiscal year for payment to the Permitted Holders in respect of management, monitoring, consulting and advisory fees plus any related expenses and other amounts paid to the Permitted Holders to the extent permitted pursuant to clause (b)(ii) of the covenant described under “Certain Covenants—Limitation on Transactions with Affiliates”;

(x) any impairment charges, write-off, depreciation or amortization of intangibles arising pursuant to SFAS 141 or to SFAS 142 and any other non-cash charges resulting from purchase accounting;

(xi) any reduction in revenue resulting from the purchase accounting effects of adjustments to deferred revenue in component amounts required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries), as a result of the Acquisition, any acquisition consummated prior to the Issue Date or any acquisition by purchase or otherwise of all or substantially all of the business, assets or Capital Stock (other than directors’ qualifying shares) of any Person or a business unit of a Person;

(xii) any loss realized upon the sale or other disposition of any asset (including pursuant to any sale/leaseback transaction) that is not Disposed of in the ordinary course of business and any loss realized upon the sale or other disposition of any Capital Stock of any Person;

(xiii) any unrealized losses in respect of Hedging Obligations;

(xiv) any unrealized foreign currency translation losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person;

(xv) the amount of any minority expense net of dividends and distributions paid to the holders of such minority interest;

(xvi) any costs, fees and expenses associated with the consolidation of the salvage operations of the Company and its Restricted Subsidiaries as described in this Prospectus;

(xvii) any costs, fees and expenses associated with the cost reduction, operational restructuring and business improvement efforts of any consulting firm engaged by the Company or its Restricted Subsidiaries to perform such service;

(xviii) any charges, costs, fees and expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts of the Company and its Restricted Subsidiaries; and

(xix) any costs, fees and expenses related to the Acquisition and any other costs, fees and expenses incurred in connection with any acquisition by purchase or otherwise of all or substantially all of the business, assets or Capital Stock (other than directors’ qualifying shares) of any Person or a business unit of a Person; minus

(c) to the extent included in arriving at such Consolidated Net Income for such period, the sum of the following amounts for such period:

(i) interest income;

(ii) any extraordinary, unusual or non-recurring income or gains whether or not included as a separate item in the statement of Consolidated Net Income;

(iii) all non-cash gains on the sale or disposition of any property other than inventory sold in the ordinary course of business;

(iv) any other non-cash income (excluding any items that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period that are described in the parenthetical to clause (b)(viii) above);

(v) any gain realized upon the sale or other disposition of any asset (including pursuant to any sale/leaseback transaction) that is not Disposed of in the ordinary course of business and any gain realized upon the sale or other disposition of any Capital Stock of any Person;

(vi) any unrealized gains in respect of Hedging Obligations; and

(vii) any unrealized foreign currency translation gains in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person, all as determined on a consolidated basis; plus

(d) the annualized impact of buyer fee increases on any business acquired in any acquisition by purchase or otherwise of all or substantially all of the business, assets or Capital Stock (other than directors’ qualifying shares) of any Person or a business unit of a Person.

For the purposes of calculating Consolidated EBITDA for any period of four consecutive fiscal quarters (each, a “Reference Period”) pursuant to any determination of the Consolidated Coverage Ratio, (i) if at any time during such Reference Period the Company or any Restricted Subsidiary shall have made any Material Disposition, the Consolidated EBITDA for such Reference Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Material Disposition for such Reference Period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such Reference Period and (ii) if during such Reference Period the Company or any Restricted Subsidiary shall have made a Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto, as if such Material Acquisition occurred on the first day of such

Reference Period, and, in the case of any Material Acquisition other than the Acquisition, Consolidated EBITDA may be increased by adding back any cost savings related thereto expected to be realized within 365 days of such Material Acquisition and all costs incurred to achieve such cost savings. As used in this definition, “Material Acquisition” means any acquisition of property or series of related acquisitions of property that (a) constitutes assets comprising all or substantially all of an operating unit of a business or constitutes all or substantially all of the common stock of a Person and (b) involves the payment of consideration by the Company and its Restricted Subsidiaries in excess of $5,000,000; and “Material Disposition” means any Disposition of property or series of related Dispositions of property that yields gross proceeds to the Company or any of its Restricted Subsidiaries in excess of $5,000,000.

Notwithstanding the foregoing, (a) Consolidated EBITDA shall be deemed to be $102,900,000, $99,400,000, $88,100,000 and $80,700,000, respectively, for the fiscal quarters ending on or about March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, subject to the adjustments provided for in clauses (b) and (c) of this paragraph, (b) in determining Consolidated EBITDA at any time on or before June 30, 2007, Consolidated EBITDA will be increased by $10,500,000 on account of anticipated cost savings related to the combination of the salvage auction businesses of Insurance Auto Auctions, Inc. and ADESA, Inc. as reflected in this Prospectus, and (c) in determining Consolidated EBITDA at any time after June 30, 2007 and on or before June 30, 2008, Consolidated EBITDA will be increased by the difference between $10,500,000 and the cumulative amount of all such cost savings referred to in clause (b) that have been realized prior to such time.

“Consolidated Interest Expense” means, for any period, (i) the total interest expense of the Company and its Restricted Subsidiaries to the extent deducted in calculating Consolidated Net Income, net of any interest income of the Company and its Restricted Subsidiaries, including without limitation any such interest expense consisting of (a) interest expense attributable to Capitalized Lease Obligations, (b) amortization of debt discount, (c) interest in respect of Indebtedness of any other Person that has been Guaranteed by the Company or any Restricted Subsidiary, but only to the extent that such interest is actually paid by the Company or any Restricted Subsidiary, (d) non-cash interest expense, (e) the interest portion of any deferred payment obligation and (f) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, plus (ii) Preferred Stock dividends paid in cash in respect of Disqualified Stock of the Company held by Persons other than the Company or a Restricted Subsidiary and minus (iii) to the extent otherwise included in such interest expense referred to in clause (i) above, amortization or write-off of financing costs, in each case under clauses (i) through (iii) as determined on a Consolidated basis in accordance with GAAP; provided, that gross interest expense shall be determined after giving effect to any net payments made or received by the Company and its Restricted Subsidiaries with respect to Interest Rate Agreements.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP and before any reduction in respect of Preferred Stock dividends; provided, that there shall not be included in such Consolidated Net Income:

(i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iii) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (ii) below) and (B) the Company’s equity in the net loss of such Person shall be included to the extent of the aggregate Investment of the Company or any of its Restricted Subsidiaries in such Person;

(ii) solely for purposes of determining the amount available for Restricted Payments under clause (a)(3)(A) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” any net income (loss) of any Restricted Subsidiary that is not a Subsidiary Guarantor if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of similar distributions by such Restricted Subsidiary, directly or indirectly, to the Company by operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its stockholders (other than (w) restrictions that have been waived or otherwise released, (x) restrictions pursuant to the Senior Subordinated Notes or the Indenture, (y) restrictions pursuant to the Senior Exchange Notes or the Senior Note Indentures and (z) restrictions in effect on the Issue Date with respect to a Restricted Subsidiary and other restrictions with respect to such Restricted Subsidiary that taken as a whole are not materially less favorable to the Noteholders than such restrictions in effect on the Issue Date), except that (A) subject to the limitations contained in clause (iii) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of any dividend or distribution that was or that could have been made by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the net loss of such Restricted Subsidiary shall be included to the extent of the aggregate Investment of the Company or any of its other Restricted Subsidiaries in such Restricted Subsidiary;

(iii) any gain or loss realized upon the sale or other disposition of any asset of the Company or any Restricted Subsidiary (including pursuant to any sale/leaseback transaction) that is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by the Board of Directors);

(iv) the cumulative effect of a change in accounting principles;

(v) all deferred financing costs written off and premiums paid in connection with any early extinguishment of Indebtedness;

(vi) any unrealized gains or losses in respect of Currency Agreements;

(vii) any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person;

(viii) any non-cash compensation charge arising from any grant of stock, stock options or other equity based awards;

(ix) to the extent otherwise included in Consolidated Net Income, any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Company or any Restricted Subsidiary owing to the Company or any Restricted Subsidiary;

(x) any non-cash charge, expense or other impact attributable to application of the purchase method of accounting (including the total amount of depreciation and amortization, cost of sales or other non-cash expense resulting from the write-up of assets to the extent resulting from such purchase accounting adjustments); and

(xi) any item classified as an extraordinary, unusual or non-recurring gain, loss or charge, including fees, expenses and charges associated with the Transactions and any acquisition, merger or consolidation after the Issue Date.

For purposes of this definition, whenever pro forma effect is to be given to any Sale, Purchase or other transaction, or the amount of income or earnings relating thereto, the pro forma calculations in respect thereof (including without limitation in respect of anticipated cost savings or synergies relating to any such Sale, Purchase or other transaction) shall be as determined in good faith by a responsible financial or accounting Officer of the Company.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to (1) the aggregate principal amount of outstanding Indebtedness of the Company and its Restricted Subsidiaries (other than the Senior Subordinated Notes) as of such date consisting of (without duplication) Indebtedness for borrowed money (including Purchase Money Obligations and unreimbursed outstanding drawn amounts under funded letters of credit); Capitalized Lease Obligations; debt obligations evidenced by bonds, debentures, notes or similar instruments; Disqualified Stock; and (in the case of any Restricted Subsidiary that is not a Subsidiary Guarantor) Preferred Stock, determined on a Consolidated basis in accordance with GAAP (excluding items eliminated in Consolidation, and for the avoidance of doubt, excluding Hedging Obligations), minus (2) the amount of such Indebtedness consisting of Indebtedness of a type referred to in, or Incurred pursuant to, clause (b)(ix) of the covenant described under “—Certain Covenants—Limitation on Indebtedness.”

“Consolidation” means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP; provided that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in any Unrestricted Subsidiary will be accounted for as an investment. The term “Consolidated” has a correlative meaning.

“Credit Facilities” means one or more of (i) the Senior Credit Facility, and (ii) any other facilities, agreements, indentures or arrangements designated by the Company, in each case with one or more banks or other lenders or institutions providing for revolving credit loans, term loans or receivables (including without limitation through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables or the creation of any Liens in respect of such receivables in favor of such institutions), letters of credit or other Indebtedness, in each case, including all agreements, instruments and documents executed and delivered pursuant to or in connection with any of the foregoing, including but not limited to any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original banks, lenders or institutions or other banks, lenders or institutions or otherwise, and whether provided under any original Credit Facility or one or more other credit agreements, indentures, debentures, notes financing agreements or other Credit Facilities or through the sale of debt securities or otherwise). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement or arrangements (including derivative agreements or arrangements), as to which such Person is a party or of which it is a beneficiary.

“Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Noncash Consideration” means the Fair Market Value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Noncash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation. A particular item of Designated Noncash Consideration will no longer be considered to be outstanding when it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

“Designated Senior Indebtedness” means:

(1) any Indebtedness outstanding under the Senior Credit Facility;

(2) any Indebtedness outstanding under the Senior Note Indentures; and

(3) any other Senior Indebtedness permitted under the Indenture, the principal amount of which is $35.0 million or more and that has been designated by the Company as “Designated Senior Indebtedness.”

“Disinterested Directors” means, with respect to any Affiliate Transaction, one or more members of the Board of Directors of the Company, or one or more members of the Board of Directors of a Parent, having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of any such Board of Directors shall not be deemed to have such a financial interest by reason of such member’s holding Equity Interests of the Company or any Parent or any options, warrants or other rights in respect of such Equity Interests.

“Disposition” means, with respect to any Property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms “Dispose” and “Disposed of” shall have correlative meanings.

“Disqualified Stock” means, with respect to any Person, any Equity Interest that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (other than following the occurrence of a Change of Control or other similar event described under such terms as a “Change of Control,” or an Asset Disposition) (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Equity Interests convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary; provided, however, that any such conversion or exchange shall be deemed an Incurrence of Indebtedness or Disqualified Stock, as applicable) or (iii) is redeemable at the option of the holder thereof (other than following the occurrence of a Change of Control or other similar event described under such terms as a “Change of Control,” or an Asset Disposition), in whole or in part, in each case on or prior to the final Stated Maturity of the Senior Subordinated Notes.

“Equity Interests” of any Person means any and all shares of, rights to purchase, warrants, options, profits, interests, equity appreciation rights or other rights to acquire or purchase, or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock (but excluding any debt security that is convertible into, or exchangeable for, any such equity).

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Company or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Company’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of the Company; and

(3) any such public or private sale that constitutes an Excluded Contribution. “Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means the properties of the Company located at (i) Atlanta (Old Site), 300 Raymond Hill Road, Newnan, GA; (ii) Dallas, 1224 East Big Town Blvd., Mesquite, TX 75149, (iii) Fremont, 6700 Stevenson Blvd., Fremont, CA 94538; (iv) Kansas City, 101 Southwest Oldham Pkwy, Lee’s Summit, MO 64081 and (v) Phoenix, 400 North Beck Avenue, Chandler, AZ 85226.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from:

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Equity Interests (other than Disqualified Stock) of the Company, in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in paragraph (a) of “—Limitation on Restricted Payments.”

“Fair Market Value” means, with respect to any asset or property, the fair market value of such asset or property as determined in good faith by the Board of Directors, whose determination will be conclusive.

“Financing Disposition” means any sale, transfer, conveyance or other disposition of, or creation or incurrence of any Lien on, Receivables by the Company or any Restricted Subsidiary thereof to or in favor of any Special Purpose Entity, or by any Special Purpose Subsidiary, in each case in connection with a financing by a Special Purpose Entity or in connection with the Incurrence by a Special Purpose Entity of Indebtedness or obligations to make payments to the obligor on Indebtedness, which may be secured by a Lien in respect of such property or assets, in each case, for the Fair Market Value thereof.

“Fixed Rate Senior Notes” means $450.0 million in aggregate principal amount of 8 3/4% senior notes due 2014 issued by the Company pursuant to the Fixed Rate Senior Note Indenture.

“Fixed Rate Senior Note Indenture” means that indenture, to be dated as of April 20, 2007, among the Company, the Guarantors and Wells Fargo Bank, National Association, as trustee, relating to the Fixed Rate Senior Notes.

“Floating Rate Senior Notes” means $150.0 million in aggregate principal amount of floating rate senior notes due 2014 issued by the Company pursuant to the Floating Rate Senior Note Indenture.

“Floating Rate Senior Note Indenture” means that indenture, to be dated as of April 20, 2007, among the Company, the Guarantors and Wells Fargo Bank, National Association, as trustee, relating to the Floating Rate Senior Notes.

“Foreign Subsidiary” means (a) any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and (b) any Restricted Subsidiary of the Company that has no material assets other than securities or Indebtedness of one or more Foreign Subsidiaries (or Subsidiaries thereof), and other assets relating to an ownership interest in any such securities, Indebtedness or Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date (for purposes of the definitions of the terms “Consolidated Coverage Ratio,” “Consolidated EBITDA,” “Consolidated Interest Expense,” “Consolidated Net Income,” “Consolidated Total Indebtedness” and “Total Assets,” all defined terms in the Indenture to the extent used in or relating to any of the foregoing definitions, and all ratios and computations based on any of the foregoing definitions) and as in effect from time to time (for all other purposes of the Indenture), including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity to the extent possible with GAAP.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person; provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Subordinated Obligations” means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodities Agreement.

“Holder” or “Noteholder” means the Person in whose name a Senior Subordinated Note is registered in the Note Register.

“Incur” means issue, assume, enter into any Guarantee of, incur or otherwise become liable for; and the terms “Incurs,” “Incurred” and “Incurrence” shall have a correlative meaning; provided, that any Indebtedness or Equity Interests of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary. The accrual of interest or dividends, the accretion of accreted value, the accretion of amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed Incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(i) the principal of indebtedness of such Person for borrowed money;

(ii) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(iii) the principal component of all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (except to the extent such reimbursement obligation relates to a Trade Payable or similar liability and such obligation is satisfied within 30 days of Incurrence);

(iv) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except Trade Payables and other accrued current liabilities arising in the ordinary course of business), which purchase price is due more than one year after the date of placing such property in final service or taking final delivery and title thereto;

(v) all Capitalized Lease Obligations of such Person;

(vi) the redemption, repayment or other repurchase amount of such Person with respect to any Disqualified Stock of such Person or (if such Person is a Subsidiary of the Company other than a Subsidiary Guarantor) any Preferred Stock of such Subsidiary, but excluding, in each case, any accrued dividends (the amount of such obligation to be equal at any time to the maximum fixed involuntary redemption, repayment or repurchase price for such Equity Interest, or if less (or if such Equity Interest has no such fixed price), to the involuntary redemption, repayment or repurchase price thereof calculated in accordance with the terms thereof as if then redeemed, repaid or repurchased, and if such price is based upon or measured by the fair market value of such Equity Interest, such fair market value shall be as determined in good faith by the Board of Directors or the board of directors or other governing body of the issuer of such Equity Interest);

(vii) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (B) the amount of such Indebtedness of such other Persons;

(viii) the principal component of Indebtedness of other Persons, to the extent Guaranteed by such Person; and

(ix) to the extent not otherwise included in this definition, net Hedging Obligations of such Person (the amount of any such obligation to be equal at any time to the termination value of such agreement or arrangement giving rise to such Hedging Obligation that would be payable by such Person at such time);

provided, however, that Indebtedness shall not include (A) any obligation of the Company or any Subsidiary in respect of the Transaction Documents (other than the Credit Agreement, the Senior Subordinated Notes, the Senior Notes, the Senior Note Indentures and the Indenture), (B) any liability for Federal, state, provincial, foreign, local or other taxes owed or owing by such Person, (C) advances paid by customers in the ordinary course of business for services or products to be provided or delivered in the future, (D) Trade Payables, accrued expenses and intercompany liabilities arising in the ordinary course of business, (E) prepaid or deferred revenue arising in the ordinary course of business, (F) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase price of an asset to satisfy unperformed obligations of the seller of such asset or (G) earn-out obligations until such obligations become a liability on the balance sheet of such person in accordance with GAAP.

The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in the Indenture, or otherwise shall equal the amount thereof that would appear as a liability on a balance sheet of such Person (excluding any notes thereto) prepared in accordance with GAAP.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, future agreement, option agreement, swap agreement, cap agreement, collar agreement, hedge agreement or other similar agreement or arrangement (including derivative agreements or arrangements), as to which such Person is party or a beneficiary.

“Inventory” means goods held for sale, lease or use by a Person in the ordinary course of business, net of any reserve for goods that have been segregated by such Person to be returned to the applicable vendor for credit, as determined in accordance with GAAP.

“Investment” in any Person by any other Person means any direct or indirect advance, loan or other extension of credit (other than to customers, dealers, licensees, franchisees, suppliers, directors, officers or employees of any Person in the ordinary course of business) or capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to, or any purchase or acquisition of Equity Interests, Indebtedness or other similar instruments issued by, such Person. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, (i) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary, provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation, and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer. Guarantees shall not be deemed to be Investments. The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at the Company’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment; provided, that to the extent that the amount of Restricted Payments outstanding at any time is so reduced by any portion of any such amount or value that would otherwise be included in the calculation of Consolidated Net Income, such portion of such amount or value shall not be so included for purposes of calculating the amount of Restricted Payments that may be made pursuant to paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Issue Date” means April 20, 2007.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Management Advances” means loans or advances made to directors, officers or employees of any Parent, the Company or any Restricted Subsidiary (x) in respect of travel, entertainment or moving-related expenses incurred in the ordinary course of business, (y) in respect of moving- related expenses incurred in connection with any closing or consolidation of any facility, or (z) in the ordinary course of business and (in the case of this clause (z)) not exceeding $10.0 million in the aggregate outstanding at any time.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of December 22, 2006 by and among KAR Holdings II, LLC, the Company, KAR Acquisition, Inc. and ADESA, Inc., as amended, restated, supplemented or otherwise modified from time to time.

“Merger” means the merger of KAR Acquisition, Inc. with and into the Company, with the Company continuing as the surviving corporation.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Available Cash” from an Asset Disposition means an amount equal to all cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of (i) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or to be accrued as a liability under GAAP, as a consequence of such Asset Disposition (including as a consequence of any transfer of funds in connection with the application thereof in accordance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”), (ii) all payments made, and all installment payments required to be made, on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, or to any other Person (other than the Company or a Restricted Subsidiary) owning a beneficial interest in the assets disposed of in such Asset Disposition, (iv) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities, (v) any liabilities or obligations associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition, including without limitation pension and other post-employment benefit liabilities, liabilities related to environmental matters, and liabilities relating to any indemnification obligations associated with such Asset Disposition, and (vi) the amount of any purchase price or similar adjustment (x) claimed by any Person to be owed by the Company or any Restricted Subsidiary, until such time as such claim shall have been settled or otherwise finally resolved, or (y) paid or payable by the Company, in either case in respect of such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of any securities of the Company or any Subsidiary by the Company or any Subsidiary, or any capital contribution, means an amount equal to all the cash proceeds of such issuance, sale or contribution net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance, sale or contribution and net of taxes paid or payable as a result thereof.

“Non-Recourse Debt” means Indebtedness:

(i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(ii) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Obligations” means, with respect to any Indebtedness, any principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, Guarantees of such Indebtedness (or of Obligations in respect thereof), other monetary obligations of any nature and all other amounts payable thereunder or in respect thereof.

“Officer” means, with respect to the Company or any other obligor upon the Senior Subordinated Notes, the Chairman of the Board, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Controller, the Treasurer or the Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity (or any other individual designated as an “Officer” for the purposes of the Indenture by the Board of Directors).

“Officer’s Certificate” means, with respect to the Company or any other obligor upon the Senior Subordinated Notes, a certificate signed by one Officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, any Parent or the Trustee.

“Parent” means KAR Holdings, LLC and any Other Parent and any other Person that is a Subsidiary of any Other Parent and of which the Company is a Subsidiary. As used herein, “Other Parent” means a Person of which the Company becomes a Subsidiary after the Issue Date, provided that either (x) immediately after the Company first becomes a Subsidiary of such Person, more than 50% of the Voting Stock of such Person shall be held by one or more Persons that held more than 50% of the Voting Stock of a Parent of the Company immediately prior to the Company first becoming such Subsidiary or (y) such Person shall be deemed not to be an Other Parent for the purpose of determining whether a Change of Control shall have occurred by reason of the Company first becoming a Subsidiary of such Person.

“Parent Expenses” means (i) costs (including all professional fees and expenses) incurred by any Parent in connection with its reporting obligations under, or in connection with compliance with, applicable laws or applicable rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, the Indenture, the Senior Note Indentures or any other agreement or instrument relating to Indebtedness of the Company or any Restricted Subsidiary, including in respect of any reports filed with respect to the Securities Act, Exchange Act or the respective rules and regulations promulgated thereunder, (ii) an aggregate amount not to exceed $10.0 million in any fiscal year to permit any Parent to pay its corporate overhead expenses Incurred in the ordinary course of business, and to pay salaries or other compensation of employees who perform services for any Parent or for both such Parent and the Company, (iii) indemnification obligations of any Parent owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person, (iv) other operational and tax expenses of any Parent incurred on behalf of the Company in the ordinary course of business, including obligations in respect of director and officer insurance (including premiums therefor); it being understood that, for purposes of this definition, all operational and tax expenses of the Parent are deemed to be incurred on behalf of the Company if the Company’s activities represent substantially all of the operating activities of the Parent and all of its Subsidiaries, (v) fees and expenses payable by any Parent in connection with the Transactions, and (vi) fees and expenses incurred by any Parent in connection with any offering of Equity Interests or Indebtedness, (x) where the net proceeds of such offering are intended to be received by or contributed or loaned to the Company or a Restricted Subsidiary, or (y) in a prorated amount of such expenses in proportion to the amount of such net proceeds intended to be so received, contributed or loaned, or (z) otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to the Company or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed.

“Permitted Holder” means each of (i) Kelso & Company, L.P. and its Affiliates, (ii) GS Capital Partners VI, L.P. and its related GS VI co-investment funds and their Affiliates, (iii) ValueAct Capital Master Fund, L.P. and its Affiliates, (iv) Parthenon Investors LLC and its Affiliates and (v) any Person acting in the capacity of an underwriter in connection with a public or private offering of Voting Stock of any Parent or the Company. In addition, any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) whose status as a “beneficial owner” (as defined in Rules 1 3d-3 and 1 3d-5 under the Exchange Act) constitutes or results in a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture, together with its Affiliates, shall thereafter constitute Permitted Holders.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in, or consisting of, any of the following:

(i) a Restricted Subsidiary, the Company, or a Person that will, upon the making of such Investment, become a Restricted Subsidiary, so long as such Person is primarily engaged in a Related Business;

(ii) another Person that is engaged primarily in a Related Business if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(iii) Temporary Cash Investments or Cash Equivalents;

(iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business;

(v) any securities or other Investments received as consideration in, or retained in connection with, sales or other dispositions of property or assets, including Asset Dispositions made in compliance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”;

(vi) securities or other Investments received in settlement of debts created in the ordinary course of business and owing to, or of other claims asserted by, the Company or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments, including in connection with any bankruptcy proceeding or other reorganization of another Person;

(vii) Investments in existence or made pursuant to legally binding written commitments in existence on the Issue Date;

(viii) Currency Agreements, Interest Rate Agreements, Commodities Agreements and related Hedging Obligations, which obligations are Incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(ix) pledges or deposits (x) with respect to leases or utilities in the ordinary course of business or (y) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under the covenant described under “—Certain Covenants—Limitation on Liens”;

(x) Investments in a Special Purpose Subsidiary in the form of Equity Interests, interests in Receivables generated by the Company or any of its Restricted Subsidiaries or a demand note or promissory note issued by a Special Purpose Subsidiary in favor of or for the benefit of the Company or a Restricted Subsidiary;

(xi) bonds secured by assets leased to and operated by the Company or any Restricted Subsidiary that were issued in connection with the financing of such assets so long as the Company or any Restricted Subsidiary may obtain title to such assets at any time by paying a nominal fee, canceling such bonds and terminating the transaction;

(xii) repurchases of the Senior Notes or the Senior Subordinated Notes;

(xiii) any Investment to the extent made using Equity Interests of the Company (other than Disqualified Stock) or Equity Interests of any Parent as consideration;

(xiv) Management Advances;

(xv) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Transactions with Affiliates” (except transactions described in clauses (i), (v) and (vi) of such paragraph);

(xvi) other Investments in an aggregate amount outstanding at any time not to exceed the greater of (x) $100.0 million and (y) 2.75% of Total Assets;

(xvii) Equity Interests, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(xviii) endorsements of negotiable instruments and documents in the ordinary course of business or pledges or deposits permitted under clause (c) of the definition of “Permitted Liens”;

(xix) any Investment that replaces, refinances or refunds an existing Investment; provided that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and is made in the same Person as the Investment replaced, refinanced or refunded;

(xx) Investments made by AFC in the ordinary course of business in the form of loans, advances and extensions of credit; and

(xxi) Investments in connection with the Atlanta IRB Transaction.

If any Investment pursuant to clause (xvi) above is made in any Person that is not a Restricted Subsidiary and such Person thereafter becomes a Restricted Subsidiary, such Investment shall thereafter be deemed to have been made pursuant to clause (i) above and not clause (xvi) above for so long as such Person continues to be a Restricted Subsidiary.

“Permitted Junior Securities” means:

(1) Equity Interests in the Company or any Subsidiary Guarantor or any direct or indirect parent of the Company or any Subsidiary Guarantor; or

(2) unsecured debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Senior Subordinated Notes and the related Subsidiary Guarantees are subordinated to Senior Indebtedness;

provided that the term “Permitted Junior Securities” shall not include any securities distributed pursuant to a plan of reorganization if the Indebtedness under the Senior Credit Facility or the Senior Exchange Notes is treated as part of the same class as the Senior Subordinated Notes for purposes of such plan of reorganization; provided further that to the extent that any Senior Indebtedness of the Company or the Subsidiary Guarantors outstanding on the date of consummation of any such plan of reorganization is not paid in full in cash on such date, the holders of any such Senior Indebtedness not so paid in full in cash have consented to the terms of such plan of reorganization.

“Permitted Liens” means:

(a) Liens for taxes, assessments or other governmental charges not yet delinquent or the nonpayment of which in the aggregate would not reasonably be expected to have a material adverse effect on the Company and its Restricted Subsidiaries or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or a Subsidiary thereof, as the case may be, in accordance with GAAP;

(b) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business in respect of obligations that are not overdue for a period of more than 60 days or that are bonded or that are being contested in good faith and by appropriate proceedings;

(c) pledges, deposits or Liens in connection with workers’ compensation, unemployment insurance and other social security and other similar legislation or other insurance-related obligations (including, without limitation, pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements);

(d) pledges, deposits or Liens to secure the performance of bids, tenders, trade, government or other contracts (other than for borrowed money), obligations for utilities, leases, licenses, statutory obligations, completion guarantees, surety, judgment, appeal or performance bonds, other similar bonds, instruments or obligations, and other obligations of a like nature incurred in the ordinary course of business;

(e) easements (including reciprocal easement agreements), rights-of-way, building, zoning and similar restrictions, utility agreements, covenants, reservations, restrictions, encroachments, charges, and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in the aggregate materially interfere with the ordinary conduct of the business of the Company and its Subsidiaries, taken as a whole;

(f) Liens existing on, or provided for under written arrangements existing on, the Issue Date, or (in the case of any such Liens securing Indebtedness of the Company or any of its Subsidiaries existing or arising under written arrangements existing on the Issue Date) securing any Refinancing Indebtedness in respect of such Indebtedness so long as the Lien securing such Refinancing Indebtedness is limited to all or part of the same property, assets or substitute assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or under such written arrangements could secure) the original Indebtedness; provided, that liens incurred under the Senior Credit Facility or any Refinancing Indebtedness with respect thereto shall not be deemed to be permitted under this clause (f);

(g)(i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any leased property and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property;

(h) Liens arising out of judgments, decrees, orders or awards in respect of which the Company shall in good faith be prosecuting an appeal or proceedings for review, which appeal or proceedings shall not have been finally terminated, or if the period within which such appeal or proceedings may be initiated shall not have expired;

(i) leases, subleases, licenses or sublicenses (including, without limitation, real property and intellectual property rights) to third parties;

(j) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of (1) Indebtedness Incurred in compliance with clause (b)(i) (including Hedging Obligations related thereto), (b)(iv), (b)(v), (b)(vii), (b)(viii), or (b)(ix) of the covenant described under “—Certain covenants—Limitation on indebtedness,” or clause (b)(iii) thereof (other than Refinancing Indebtedness Incurred in respect of Indebtedness described in paragraph (a) thereof), (2) Senior Indebtedness and Hedging Obligations related thereto, (3) the Senior Subordinated Notes, (4) Indebtedness of any Restricted Subsidiary that is not a Subsidiary Guarantor, and (5) Indebtedness or other obligations of any Special Purpose Entity in connection with a Special Purpose Financing;

(k) Liens existing on property or assets of a Person at the time such Person becomes a Subsidiary of the Company (or at the time the Company or a Restricted Subsidiary acquires such property or assets, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary); provided, however, that such Liens are not created in connection with, or in contemplation of, such other Person becoming such a Subsidiary (or such acquisition of such property or assets), and that such Liens are limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(l) Liens on Equity Interests, Indebtedness or other securities of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(m) any encumbrance or restriction (including, but not limited to, put and call agreements) with respect to Equity Interests of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(n) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness secured by, or securing any refinancing, refunding, extension, renewal or replacement (in whole or in part) of any other obligation secured by, any other Permitted Liens, provided that any such new Lien is limited to all or part of the same property or assets or replacements thereof (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the obligations to which such Liens relate, other than Liens incurred in compliance with clause (j) above;

(o) Liens (1) arising by operation of law (or by agreement to the same effect) in the ordinary course of business, (2) on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets, (3) on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent that such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose, (4) securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities, (5) arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business, (6) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft, cash pooling or similar obligations incurred in the ordinary course of business, (7) attaching to commodity trading or other brokerage accounts incurred in the ordinary course of business, (8) on receivables (including related rights), (9) arising in connection with repurchase agreements permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness,” on assets that are the subject of such repurchase agreements or (10) Liens in favor of the Company or any Restricted Subsidiary (other than Liens on property or assets of the Company or any Subsidiary Guarantor in favor of any Restricted Subsidiary that is not a Subsidiary Guarantor);

(p) Liens securing Indebtedness (including Liens securing any Obligations in respect thereof) and other obligations, which Indebtedness and other obligations do not exceed $50.0 million at any time outstanding;

(q) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(r) Liens securing the Senior Subordinated Notes and Subsidiary Guarantees;

(s) Liens on assets of Foreign Subsidiaries that secure the Indebtedness of Foreign Subsidiaries; and

(t) Liens securing any Indebtedness (including any Refinancing Indebtedness) Incurred in connection with the Atlanta IRB Transaction.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” as applied to the Equity Interests of any Person means Equity Interests of any class or classes (however designated) that by its terms is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Equity Interests of any other class of such Person.

“Property” means any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, including Equity Interests.

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets, and whether acquired through the direct acquisition of such property or assets or the acquisition of the Equity Interests of any Person owning such property or assets, or otherwise.

“Qualified Proceeds” means assets that are used or useful in, or Equity Interests of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Equity Interests shall be determined by the Company in good faith.

“Receivable” means an account, chattel paper, instrument, payment intangible or general intangible and any other right to receive payment pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay, in each case as determined in accordance with GAAP, and all security interests or liens and rights in property subject thereto.

“refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell or extend (including pursuant to any defeasance or discharge mechanism); and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in the Indenture shall have a correlative meaning.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refinance any Indebtedness existing on the Issue Date or Incurred in compliance with such Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted in such Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary), including Indebtedness that refinances Refinancing Indebtedness; provided, that (1) if the Indebtedness being refinanced is Subordinated Obligations or Guarantor Subordinated Obligations, the Refinancing Indebtedness (a) constitutes Subordinated Obligations or Guarantor Subordinated Obligations, respectively, and (b) has a final Stated Maturity at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the final Stated Maturity of the Indebtedness being refinanced (or if shorter, the Senior Subordinated Notes), (2) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of (x) the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced, plus (y) fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such Refinancing Indebtedness and (3) Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor that refinances Indebtedness of the Company or a Subsidiary Guarantor that could not have been initially Incurred by such Restricted Subsidiary pursuant to the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means those businesses in which the Company or any of its Subsidiaries is engaged on the Issue Date, or that are related, complementary, incidental or ancillary thereto or extensions, developments or expansions thereof.

“Related Taxes” means any and all Taxes required to be paid by any Parent other than Taxes directly attributable to (i) the income of any entity other than any Parent, the Company or any of its Subsidiaries,

(ii) owning stock or other equity interests of any corporation or other entity other than any Parent, the Company or any of its Subsidiaries or (iii) withholding taxes on payments actually made by any Parent other than to another Parent, the Company or any of its Subsidiaries.

“Representative” means any trustee, agent or other representative for an issue of Senior Indebtedness of the Company.

“Representative Amount” means a principal amount of not less than U.S. $1,000,000 for a single transaction in the relevant market at the relevant time.

“Restricted Payment Transaction” means any Restricted Payment permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” any Permitted Payment, any Permitted Investment, or any transaction specifically excluded from the definition of the term “Restricted Payment” (including pursuant to the exception contained in clause (i) and the parenthetical exclusions contained in clause (iii) of such definition).

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., and its successors.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien.

“Senior Credit Facility” or “Senior Credit Agreement” means the senior secured credit facilities entered into by KAR Holdings, Inc., as borrower, with Bear Stearns Corporate Lending Inc., as administrative agent, UBS Securities LLC, as syndication agent, and the lenders party thereto from time to time, any Loan Documents (as defined therein), any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages, letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, and other instruments and documents, executed and delivered pursuant to or in connection with any of the foregoing, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original agent and lenders or other agents and lenders or otherwise, and whether provided under one or more credit agreements, indentures (including the Indenture) or financing agreements or otherwise). Without limiting the generality of the foregoing, the term “Senior Credit Facility” shall include any agreement (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Senior Indebtedness” means:

(1) all Indebtedness of the Company or any Subsidiary Guarantor outstanding under the Senior Credit Facility or Senior Exchange Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Company or any Subsidiary Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Company or any Subsidiary Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facility) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided, that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of the Company or any Subsidiary Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is equal in right of payment with or subordinated in right of payment to the Senior Subordinated Notes or any related Subsidiary Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3); provided, however, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Company or any of its Subsidiaries or to any joint venture in which the Company or any of its Subsidiaries has an interest;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture; provided, however that such Indebtedness shall be deemed not to have been incurred in violation of the Indenture for purposes of this clause if such Indebtedness consists of Designated Senior Indebtedness, and the holder(s) of such Indebtedness or their agent or representative (a) had no actual knowledge at the time of incurrence that the incurrence of such Indebtedness violated the Indenture and (b) shall have received a certificate from an officer of the Company to the effect that the incurrence of such Indebtedness does not violate the provisions of the Indenture.

“Senior Note Indentures” means the Fixed Rate Senior Note Indenture and the Floating Rate Senior Note Indenture.

“Senior Notes” means the Floating Rate Senior Notes and the Fixed Rate Senior Notes. “Senior Subordinated Indebtedness” means:

(1) with respect to the Company, Indebtedness which ranks equal in right of payment to the Senior Subordinated Notes issued by the Company; and

(2) with respect to any Subsidiary Guarantor, Indebtedness which ranks equal in right of payment to the Subsidiary Guarantee of such entity of Senior Subordinated Notes.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC, as such Regulation is in effect on the Issue Date.

“Special Purpose Entity” means (x) any Special Purpose Subsidiary or (y) any other Person that is engaged in the business of acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time), other accounts and/or other receivables, and/or related assets.

“Special Purpose Financing” means any financing or refinancing of assets consisting of or including Receivables of the Company or any Restricted Subsidiary that have been transferred to a Special Purpose Entity in a Financing Disposition.

“Special Purpose Financing Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Special Purpose Financing, but only to the extent that such amounts constitute Consolidated Interest Expense as defined in the Indenture.

“Special Purpose Financing Undertakings” means representations, warranties, covenants, indemnities, guarantees of performance (but not of collection) and (subject to clause (y) of the proviso below) other agreements and undertakings entered into or provided by the Company or any of its Restricted Subsidiaries that the Company determines in good faith (which determination shall be conclusive) are customary in connection with a Special Purpose Financing or a Financing Disposition; provided that (x) it is understood that Special Purpose Financing Undertakings may consist of or include (i) reimbursement and other obligations of a Special Purpose Subsidiary (but not by the Company or any of its other Restricted Subsidiaries) in respect of notes, letters of credit, surety bonds and similar instruments provided for credit enhancement purposes or (ii) Hedging Obligations, or other obligations relating to Interest Rate Agreements, Currency Agreements or Commodities Agreements entered into by the any Special Purpose Subsidiary, in respect of any Special Purpose Financing or Financing Disposition, and (y) subject to the preceding clause (x), any such other agreements and undertakings shall not include any Guarantee of Indebtedness of a Special Purpose Subsidiary by the Company or a Restricted Subsidiary that is not a Special Purpose Subsidiary.

“Special Purpose Subsidiary” means a Subsidiary of the Company that (a) is engaged solely in (x) the business of acquiring, selling, collecting, financing or refinancing Receivables, accounts (as defined in the Uniform Commercial Code as in effect in any jurisdiction from time to time) and other accounts and receivables (including any thereof constituting or evidenced by chattel paper, instruments or general intangibles), all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto and (y) any business or activities incidental or related to such business, and (b) is (i) designated as a “Special Purpose Subsidiary” by the Board of Directors or (ii) Automotive Finance Corporation, any of its subsidiaries or any successor entity thereto.

“Sponsor Agreements” means the Amended and Restated Limited Liability Company Agreement of KAR Holdings II, LLC, the Shareholders Agreement of KAR Holdings, Inc., the Registration Rights Agreement of KAR Holdings, Inc., the Financial Advisory Agreements, the Contribution Agreement, the Conversion Agreements, in each case, described in this Prospectus under the heading “Certain Relationships and Related Transactions,” the KAR Holdings Stock Incentive Plan described in this Prospectus under the heading “Management—Executive Compensation,” the Subscription Agreements dated on or prior to the Issue Date among by and among KAR Holdings II, LLC and each of the equity investors party thereto and certain members of management and their respective permitted affiliates or designees, as applicable, in each case, that will be making equity contributions to KAR Holdings II, LLC on or prior to the Issue Date and the Termination and Release Agreement dated as of the Issue Date by and among Axle Holdings II, LLC, Insurance Auto Auctions, Inc. and the other Persons party thereto pertaining to the matters described in the Prospectus under the heading “Certain Relationships and Related Transactions—IAAI Shareholders, Financial Advisory and Other Agreements to Be Terminated,” in each case, as in effect on the Issue Date, and as the same may be amended, modified, supplemented or replaced from time to time so long as such amendment, modification, supplement or replacement is not materially more disadvantageous to the Holders than the original Sponsor Agreements as in effect on the Issue Date.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency).

“Subordinated Obligations” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the Senior Subordinated Notes pursuant to a written agreement.

“Subsidiary” of any Person means (x) any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Equity Interests or other equity interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person and/or (ii) one or more Subsidiaries of such Person or (y) any partnership, where more than 50% of the general partners of such partnership are owned or controlled, directly or indirectly, by (i) such Person and/or (ii) one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means any guarantee that may from time to time be entered into by a Restricted Subsidiary of the Company on or after the Issue Date pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors.” As used in the Indenture, “Subsidiary Guarantee” refers to a Subsidiary Guarantee of the Senior Subordinated Notes.

“Subsidiary Guarantor” means any Restricted Subsidiary of the Company that enters into a Subsidiary Guarantee. As used in the Indenture, “Subsidiary Guarantor” refers to a Subsidiary Guarantor of the Senior Subordinated Notes.

“Successor Company” shall have the meaning assigned thereto in clause (i) under “—Merger and consolidation.”

“Taxes” means any taxes, charges or assessments, including but not limited to income, sales, use, transfer, rental, ad valorem, value-added, stamp, property consumption, franchise, license, capital, net worth, gross receipts, excise, occupancy, intangibles or similar tax, charges or assessments.

“Tax Sharing Agreement” means any tax sharing, indemnity or similar agreement of which any Parent or any of its subsidiaries is or will be a party as in effect on the Issue Date, and as the same may be amended, modified, supplemented or replaced from time to time so long as such amendment, modification, supplement or replacement is not materially more disadvantageous to the Holders than the original Tax Sharing Agreement as in effect on the Issue Date.

“Temporary Cash Investments” means any of the following: (i) any investment in (x) direct obligations of the United States of America, a member state of The European Union or any country in whose currency funds are being held pending their application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country or with such funds, or any agency or instrumentality of any thereof or obligations Guaranteed by the United States of America or a member state of The European Union or any country in whose currency funds are being held pending their application in the making of an investment or capital expenditure by the Company or a Restricted Subsidiary in that country or with such funds, or any agency or instrumentality of any of the foregoing, or obligations guaranteed by any of the foregoing or (y) direct obligations of any foreign country recognized by the United States of America rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (ii) overnight bank deposits, and investments in time deposit accounts, certificates of deposit, bankers’ acceptances and money market deposits (or, with respect to foreign banks, similar instruments) maturing not more than one year after the date of acquisition thereof issued by (x) any bank or other institutional lender under a Credit Facility or any affiliate thereof or (y) a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital and surplus aggregating in excess of $250.0 million (or the foreign currency equivalent thereof) and whose long term debt is rated at least “A” by S&P or “A-1” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization) at the time such Investment is made, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) or (ii) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a Person (other than that of the Company or any of its Affiliates), with a rating at the time as of which any Investment therein is made of “P-2” (or higher) according to Moody’s or “A-2” (or higher) according to S&P (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (v) Investments in securities maturing not more than one year after the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s (or, in either case, the equivalent of such rating by such organization or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any nationally recognized rating organization), (vi) investment funds investing 95% of their assets in securities of the type described in clauses (i)-(v) above (which funds may also hold reasonable amounts of cash pending investment and/or distribution), (vii) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial bank organized and located in a country recognized by the United States of America, in each case, having capital and surplus in excess of $250.0 million (or the foreign currency equivalent thereof), or investments in money market funds subject to the risk limiting conditions of Rule 2a-7 (or any successor rule) of the SEC under the Investment Company Act of 1940, as amended, and (viii) similar investments approved by the Board of Directors in the ordinary course of business.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-7bbbb) as in effect on the Issue Date.

“Total Assets” means, as of any date of determination, the consolidated total assets of the Company and its Restricted Subsidiaries in accordance with GAAP, as reflected on the consolidated balance sheet of the Company and its Restricted Subsidiaries as at the end of the most recently ended four fiscal quarters of the Company for which a calculation thereof is available.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Transaction Documents” means the Sponsor Agreements, the agreements relating to the Transactions (including, without limitation, the Acquisition Documentation), the financing thereof, or the services provided or to be provided in connection therewith (including pursuant to the Sponsor Agreements), and the various ancillary documents, commitment letters and agreements relating thereto.

“Transaction Costs” means the fees, costs and expenses (including all expenses related to management bonuses, severance payments or other employee related costs and expenses) payable by the Company or any of its Restricted Subsidiaries in connection with the transactions contemplated by the Transaction Documents, the Credit Agreement, the Senior Notes Indentures, the Indenture and any related agreements.

“Transactions” means the acquisition by the Company of ADESA, Inc. and Insurance Auto Auctions, Inc. and the related financings closing on or about the date thereof as described in this prospectus.

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means (i) any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary, as designated by the Board of Directors in the manner provided below, (ii) any Special Purpose Subsidiary that is designated by the Board of Directors in the manner provided below and (iii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company

(including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, that (1) such newly designated Subsidiary (a) has no Indebtedness other than Non-Recourse Debt, (b) except as permitted by the covenant described under “—Certain Covenants—Limitations on Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company, (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries and (2) (A) such designation was made at or prior to the Issue Date, or (B) the Subsidiary to be so designated has total consolidated assets of $1,000 at the time of designation or less or (C) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.” The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that immediately after giving effect to such designation (x) the Company could Incur at least $1.00 of additional Indebtedness under paragraph (a) in the covenant described under “—Certain Covenants—Limitation on Indebtedness” or (y) the Consolidated Coverage Ratio would be greater than it was immediately prior to giving effect to such designation or (z) such Subsidiary shall be a Special Purpose Subsidiary with no Indebtedness outstanding other than Indebtedness that can be Incurred (and upon such designation shall be deemed to be Incurred and outstanding) pursuant to paragraph (b) of the covenant described under “—Certain Covenants—Limitation on Indebtedness.” Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Company’s Board of Directors giving effect to such designation and an Officer’s Certificate of the Company certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligation” means (x) any security that is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under the preceding clause (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation that is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation that is so specified and held, pro vided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

“Voting Stock” of an entity means all classes of Equity Interests of such entity then outstanding and normally entitled to vote in the election of directors or all interests in such entity with the ability to control the management or actions of such entity.

BOOK-ENTRY, DELIVERY AND FORM

General

Each issue of exchange notes will be represented by one or more global notes in registered form without interest coupons attached (collectively, the “Global Notes”).

Global Notes will be exchanged with the Trustee as custodian for The Depository Trust Company (“DTC”) in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Except as set forth below, Global Notes may be transferred only to another nominee of DTC or to a successor of DTC or its nominee, in whole and not in part. Except in the limited circumstances described below, beneficial interests in Global Notes may not be exchanged for notes in certificated form and owners of beneficial interests in Global Notes will not be entitled to receive physical delivery of notes in certificated form. See “—Exchange of Global Notes for Certificated Notes.”

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes for a series of notes, DTC will credit the accounts of Participants with portions of the principal amount of the Global Notes for such series; and

(2) ownership of these interests in Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in Global Notes).

All interests in a Global Note may be subject to the procedures and requirements of DTC. Interests in a Global Note held through Euroclear or Clearstream may be subject to the procedures and requirements of those systems as well. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and the ability to transfer beneficial interests in a Global Note to Persons that are subject to those requirements will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge those interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing those interests.

Except as described below, owners of an interest in Global Notes will not have notes registered in their names, will not receive physical delivery of definitive notes in registered certificated form (“Certificated Notes”) and will not be considered the registered owners or “Holders” thereof under the Indentures for any purpose.

Payments in respect of the principal of and premium, interest and special interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the applicable Indenture. Under the terms of each Indenture, the Company and the Trustee will treat the Persons in whose names notes, including Global Notes, are registered as the owners of such notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on that payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of any notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of a given series of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the applicable series of Global Notes and only in respect of the portion of the aggregate principal amount of the applicable series of notes as to which that Participant or those Participants has or have given the relevant direction. However, if there is an Event of Default under such series of notes, DTC reserves the right to exchange the applicable Global Notes for legended notes in certificated form, and to distribute those notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of interests in Global Notes among Participants, they are under no obligation to perform those procedures, and may discontinue or change those procedures at any time. Neither the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear, Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for a Certificated Note of the same series if:

•

DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the applicable Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed within 90 days of such notice or cessation; or

•	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes; or

•	there has occurred and is continuing an Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes of the same series upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the applicable Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in a Global Note will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Special Interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Company will make all payments of principal, interest and premium, if any, and Special Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Registration Rights

We are making the exchange offer to satisfy your registration rights, as a holder of the Restricted Notes. The following description of certain material provisions of the registration rights agreement is a summary only. Because this section is a summary, it does not describe every aspect of the registration rights agreement. This summary is subject to and qualified in its entirety by reference to all the provisions of the registration rights agreement, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Pursuant to the registration rights agreement, we agreed, for the benefit of the holders of the Restricted Notes, at our cost, to use commercially reasonable efforts to:

•

file a registration statement for Exchange Notes, with identical terms to the Restricted Notes except that the Exchange Notes will not contain terms with respect to transfer restrictions and registration rights and will not provide for the payment of additional interest under the circumstances described below; and

•	cause the exchange offer registration statement to become effective and to remain effective until the closing of the exchange offer.

We have also agreed to commence the exchange offer, as promptly as practicable following the effectiveness of the exchange offer registration statement, and to keep the exchange offer open for not less than 20 business days after the date notice thereof is mailed to holders (or longer if required by applicable law).

Shelf Registration

Subject to certain exceptions, in the event:

•	we are not permitted to effect the exchange offer because the exchange offer is not permitted by applicable law or SEC interpretations thereof;

•	if the exchange offer is not consummated within 360 days after the date of the original issuance of the Restricted Notes;

•

any initial purchaser so requests with respect to Restricted Notes not eligible to be exchanged for Exchange Notes in the exchange offer and held by it following the consummation of the exchange offer; or

•

any holder of Restricted Notes notifies us that (a) it is not permitted to participate in the exchange offer, or (b) it does not receive freely transferable Exchange Notes pursuant to the exchange offer, we have agreed to as promptly as practicable (but in no event more than 90 days after required or requested as described above) file with the SEC a shelf registration statement to cover resales of Transfer Restricted Securities (as defined in the registration rights agreement) of each series by the holders thereof. In such event, we will use commercially reasonable efforts to cause the applicable registration statement to be declared effective (unless it becomes effective automatically upon filing) and to remain continuously effective for two years or such shorter period that will terminate when all the securities covered by the shelf registration statement have been sold pursuant thereto or cease to be outstanding or are no longer restricted securities (as defined in Rule 144 under the Securities Act) or cease to be Transfer Restricted Securities.

Additional Interest

If (i) we fail to consummate the exchange offer within 360 days after the original issue date of the Restricted Notes, or (ii) the shelf registration statement, if required to be filed, is declared (or becomes automatically) effective but thereafter, subject to certain limited exceptions, ceases to be effective during the periods specified in the registration rights agreement (each such event referred to in clauses (i) and (ii) above, a “Registration Default”) then we will pay additional interest (“Additional Interest”) in cash to each holder of the applicable series of Restricted Notes, with respect to the first 90-day period (or portion thereof) while a Registration Default is continuing immediately following the occurrence of such Registration Default, in an amount equal to $0.05 per week per $1,000 principal amount of the applicable Restricted Notes. The amount of additional interest will increase by an additional $0.05 per week per $1,000 principal amount of the applicable Restricted Notes for each subsequent 90-day period until such Registration Default has been cured, up to a maximum amount of $0.50 per week per $1,000 principal amount of the applicable Restricted Notes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the anticipated material United States federal income tax consequences to a holder of Restricted Notes relating to the exchange of Restricted Notes for Exchange Notes. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as Restricted Notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations (including private foundations), and partnerships and their partners), or to persons that hold the Restricted Notes as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address any state, local, or non-United States tax considerations. Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of the acquisition, ownership, and disposition of the Exchange Notes.

Exchange of Restricted Notes for Exchange Notes

An exchange of Restricted Notes for Exchange Notes pursuant to the exchange offer will be ignored for United States federal income tax purposes. Consequently, a holder of Restricted Notes will not recognize gain or loss, for United States federal income tax purposes, as a result of exchanging Restricted Notes for Exchange Notes pursuant to the exchange offer. The holding period of the Exchange Notes will be the same as the holding period of the Restricted Notes and the tax basis in the Exchange Notes will be the same as the adjusted tax basis in the Restricted Notes as determined immediately before the exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Restricted Notes where such Restricted Notes were acquired as a result of market-making activities or other trading activities. We and the subsidiary guarantors have agreed that, starting on the expiration date and ending 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents.

We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and will indemnify holders of the Exchange Notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act or contribute to payments that they may be required to make in request thereof.

LEGAL MATTERS

Certain legal matters with respect to the validity of the Exchange Notes offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements of KAR Holdings, Inc. as of December 31, 2006, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and schedules of ADESA, Inc. and its subsidiaries as of December 31, 2006 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the financial statements of ADESA, Inc. refers to the adoption in 2006 of SFAS 123(R), “Share-Based Payment.”

The consolidated financial statements of ADESA, Inc. and its subsidiaries as of December 31, 2005 and for the years ended December 31, 2005 and 2004 have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report appearing in this prospectus.

The consolidated financial statements of Insurance Auto Auctions, Inc. and its subsidiaries as of December 31, 2006 (Successor) and December 25, 2005 (Successor), and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2006 (Successor), for the period from May 25, 2005 to December 25, 2005 (Successor), for the period from December 27, 2004 to May 24, 2005 (Predecessor) and for the year ended December 26, 2004 (Predecessor), have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the financial statements of Insurance Auto Auctions, Inc. and subsidiaries refers to the adoption in 2006 of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements,” and SFAS 123(R), “Share-Based Payment.”

WHERE YOU CAN FIND MORE INFORMATION

We and the guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the Exchange Notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, the guarantors or the Exchange Notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the Exchange Notes, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statements, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

So long as we are subject to the periodic reporting requirements of the Exchange Act, we and our guarantor subsidiaries are required to furnish the information required to be filed with the SEC to the trustee and the holders of the outstanding notes. We and our guarantor subsidiaries have agreed that, even if they are not required under the Exchange Act to furnish such information to the SEC, they will nonetheless continue to furnish information that would be required to be furnished by them and their guarantor subsidiaries by Section 13 of the Exchange Act, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by their certified independent accountants to the trustee and the holders of the Restricted Notes or Exchange Notes as if they were subject to such periodic reporting requirements. Regardless of whether we are subject to the reporting requirements of the Exchange Act, we and our guarantors have agreed to make available to the trustee and the holders of the notes such information that would otherwise be required to be filed with the SEC under Sections 13 or 15(d) of the Exchange Act.

I NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The financial statements referred to below include the historical financial statements of KAR Holdings, Inc. since its incorporation in November 2006 through its current interim period ended September 30, 2007. However, KAR Holdings had no operations until its acquisitions of ADESA and IAAI on April 20, 2007. In addition, the historical financial statements of the companies KAR Holdings acquired on April 20, 2007 (ADESA and IAAI) are presented for each of the last three years as well as the interim period in 2007, prior to the acquisition, and for the nine months ended September 30, 2006.

Index to Financial Statements

Consolidated Financial Statement of KAR Holdings, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet as of December 31, 2006	F-3
Notes to Consolidated Financial Statement	F-4

Unaudited Consolidated Financial Statements of KAR Holdings, Inc.
Consolidated Statement of Income for the Nine Months Ended September 30, 2007	F-7
Consolidated Balance Sheet as of September 30, 2007	F-8
Consolidated Statement of Stockholders’ Equity for the Nine Months Ended September 30, 2007	F-10
Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 2007	F-11
Notes to Consolidated Financial Statements	F-12

Consolidated Financial Statements of ADESA, Inc.
Reports of Independent Registered Public Accounting Firms	F-32

Consolidated Statements of Income for the Years Ended December 31, 2006, 2005 and 2004, the Period January 1, 2007 to April 19, 2007 (unaudited) and the Nine Months Ended September 30, 2006 (unaudited)

F-34
Consolidated Balance Sheets as of December 31, 2006 and 2005, and April 19, 2007 (unaudited)	F-35
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2006, 2005 and 2004, and the Period January 1, 2007 to April 19, 2007 (unaudited)	F-37

Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004, the Period January 1, 2007 to April 19, 2007 (unaudited) and the Nine Months Ended September 30, 2006 (unaudited)

F-39
Notes to Consolidated Financial Statements	F-40
Schedule II—Valuation & Qualifying Accounts	F-83

Consolidated Financial Statements of Insurance Auto Auctions, Inc.
Report of Independent Registered Public Accounting Firm	F-84
Consolidated Balance Sheets as of December 31, 2006 and 2005 and April 19, 2007 (unaudited)	F-85

Consolidated Statements of Operations for the Year Ended December 31, 2006, the Period May 25, 2005 to December 25, 2005 (successor), the Period December 27, 2004 to May  24, 2005 (predecessor), the Year Ended December 26, 2004 (predecessor), the Period January 1, 2007 to April 19, 2007 (unaudited) and the Nine Months Ended September 24, 2006 (unaudited)

F-86

Consolidated Statements of Shareholders’ Equity for the Year Ended December 31, 2006, the Period May 25, 2005 to December 25, 2005 (successor), the Period December 27, 2004 to May  24, 2005 (predecessor), the Year Ended December 26, 2004 (predecessor), and the Period January 1, 2007 to April 19, 2007 (unaudited)

F-87

Consolidated Statements of Cash Flows for the Year Ended December 31, 2006, the Period May 25, 2005 to December 25, 2005 (successor), the Period December 27, 2004 to May  24, 2005 (predecessor), the Year Ended December 26, 2004 (predecessor), the Period January 1, 2007 to April 19, 2007 (unaudited) and the Nine Months Ended September 24, 2006 (unaudited)

F-89
Notes to Consolidated Financial Statements	F-91

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KAR Holdings, Inc.:

We have audited the accompanying balance sheet of KAR Holdings, Inc. as of December 31, 2006. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of KAR Holdings, Inc. as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Indianapolis, Indiana
January 22, 2008

KAR Holdings, Inc.

Balance Sheet

December 31, 2006
Assets
Cash and cash equivalents	$—

Liabilities & Stockholders’ Equity
Accounts payable	$—

Preferred stock, $0.01 par value:
Authorized shares: 5,000,000 Issued shares: none	—

Common stock, $0.01 par value:
Authorized shares: 20,000,000 Issued shares: 100	1

Additional paid-in capital	99
Amount receivable from equity sponsors	(100)

Total stockholders’ equity	—

Total liabilities and stockholders’ equity	$—

See notes to financial statement

KAR Holdings, Inc.

Notes to Financial Statement

Note 1—Organization and Other Matters

KAR Holdings, Inc. was organized in the State of Delaware on November 9, 2006. The Company is a holding company organized for the purpose of consummating a merger with ADESA, Inc. and combining Insurance Auto Auctions, Inc. with ADESA. The Company had no operations in 2006.

Defined Terms

Unless otherwise indicated, the following terms used herein shall have the following meanings:

•

the “Equity Sponsors” refers, collectively, to Kelso Investment Associates VII, L.P., GS Capital Partners VI Fund, L.P., ValueAct Capital Master Fund, L.P. and Parthenon Investors II, L.P., which own through their respective affiliates substantially all of KAR Holdings equity;

•

“KAR Holdings” or the “Company” refers to KAR Holdings, Inc., a Delaware corporation that is a wholly owned subsidiary of KAR LLC. KAR Holdings became the parent company of ADESA and IAAI on April 20, 2007;

•	“KAR LLC” refers to KAR Holdings II, LLC, which is owned by affiliates of the Equity Sponsors and management of the Company;

•	“ADESA” refers to ADESA, Inc. and its subsidiaries;

•	“AFC” refers to Automotive Finance Corporation, an Indiana corporation that is a wholly owned subsidiary of ADESA;

•	“IAAI” refers to Insurance Auto Auctions, Inc. and its subsidiaries.

Merger Transactions and Corporate Structure

On December 22, 2006, KAR LLC entered into a definitive merger agreement to acquire ADESA. The merger occurred on April 20, 2007 and as part of the agreement, Insurance Auto Auctions, Inc., a leading provider of automotive salvage auction and claims processing services in the United States, was contributed to KAR LLC. Both ADESA and IAAI became wholly owned subsidiaries of KAR Holdings which is owned by KAR LLC. KAR Holdings is the accounting acquirer, and the assets and liabilities of both ADESA and IAAI will be recorded at fair value.

The following transactions occurred in connection with the merger:

•

Affiliates of the Equity Sponsors and management contributed to KAR Holdings approximately $1.1 billion in equity, consisting of approximately $790.0 million in cash and ADESA, Inc. stock and approximately $272.4 million of equity interest in IAAI;

•

KAR Holdings entered into new senior secured credit facilities, comprised of a $1,565.0 million term loan facility and a $300.0 million revolving credit facility. Existing and certain future domestic subsidiaries, subject to certain exceptions, guarantee such credit facilities;

•	KAR Holdings issued $150.0 million Floating Rate Senior Notes due May 1, 2014, $450.0 million 8.75% Senior Notes due May 1, 2014 and $425.0 million 10% Senior Subordinated Notes due May 1, 2015.

KAR Holdings, Inc.

Notes to Financial Statement—(Continued)

The following chart presents the corporate structure after giving effect to the merger transactions:

Use of Proceeds

The net proceeds from the equity sponsors and financings were used to: (a) fund the cash consideration payable to ADESA stockholders, ADESA option holders and ADESA restricted stock and restricted stock unit holders under the merger agreements; (b) repay any outstanding principal and accrued interest under ADESA’s existing credit facility and notes as of the closing of the merger; (c) repay any outstanding principal and accrued interest under IAAI’s existing credit facility and notes as of the closing of the merger; (d) pay related transaction fees and expenses; and (e) establish IAAI’s rollover equity.

Business and Nature of Operations

The network of ADESA whole car auctions and IAAI salvage vehicle auctions facilitates the sale of used and salvage vehicles through physical, online or hybrid auctions, which permit Internet buyers to participate in physical auctions. ADESA and IAAI are leading, national providers of wholesale and salvage vehicle auctions and related vehicle redistribution services for the automotive industry in North America. Redistribution services include a variety of activities designed to transfer used and salvage vehicles between sellers and buyers throughout the vehicle life cycle. ADESA and IAAI facilitate the exchange of these vehicles through an auction marketplace, which aligns sellers and buyers. As an agent for customers, the companies generally do not take title to or ownership of the vehicles sold at the auctions. Generally fees are earned from the seller and buyer on each successful auction transaction in addition to fees earned for ancillary services.

ADESA has the second largest used vehicle auction network in North America, based upon the number of used vehicles sold through auctions annually, and also provides services such as inbound and outbound logistics, reconditioning, vehicle inspection and certification, titling, administrative and salvage recovery services. ADESA

KAR Holdings, Inc.

Notes to Financial Statement—(Continued)

is able to serve the diverse and multi-faceted needs of its customers through the wide range of services offered at its facilities.

IAAI is the second largest provider of salvage vehicle auctions and related services in North America. The salvage auctions facilitate the redistribution of damaged vehicles that are designated as total losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made and older model vehicles donated to charity or sold by dealers in salvage auctions. The salvage auction business specializes in providing services such as inbound and outbound logistics, inspections, evaluations, titling and settlement administrative services.

AFC is a leading provider of floorplan financing to independent used vehicle dealers and this financing is provided through loan production offices located throughout North America. Floorplan financing supports independent used vehicle dealers in North America who purchase vehicles from ADESA auctions, independent auctions, auctions affiliated with other auction networks and non-auction purchases.

Note 2—Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

KAR Holdings, Inc.

Consolidated Statement of Income

(In millions)

(Unaudited)

Nine Months Ended September 30, 2007
Operating revenues
ADESA Auction Services	$432.3
IAAI Salvage Services	208.4
AFC	63.7

Total operating revenues	704.4

Operating expenses
Cost of services (exclusive of depreciation and amortization)	391.1
Selling, general and administrative	146.3
Depreciation and amortization	66.8

Total operating expenses	604.2

Operating profit	100.2

Interest expense	104.4
Other (income) expense, net	(6.7)

Income (loss) before income taxes	2.5

Income taxes	6.5

Net income (loss)	$(4.0)

See notes to consolidated financial statements

KAR Holdings, Inc.

Consolidated Balance Sheets

(In millions)

	September 30, 2007	December 31, 2006
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$344.4	$—
Restricted cash	7.6	—
Trade receivables, net of allowances	360.1	—
Finance receivables, net of allowances	265.7	—
Retained interests in finance receivables sold	73.7	—
Deferred income tax assets	32.5	—
Other current assets	48.9	—

Total current assets	1,132.9	—

Other assets
Goodwill	1,496.9	—
Other intangible assets, net of accumulated amortization	1,477.5	—
Unamortized debt issuance costs	84.9	—
Other assets	42.2	—

Total other assets	3,101.5	—

Property and equipment, net of accumulated depreciation	795.7	—

Total assets	$5,030.1	$—

See notes to consolidated financial statements

KAR Holdings, Inc.

Consolidated Balance Sheets

(In millions, except share data)

	September 30, 2007	December 31, 2006
	(Unaudited)
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$453.9	$—
Accrued employee benefits and compensation expenses	54.8	—
Accrued interest	40.1	—
Other accrued expenses	80.8	—
Income taxes payable	2.1	—
Current maturities of long-term debt	15.6	—

Total current liabilities	647.3	—

Non-current liabilities
Long-term debt	2,605.0	—
Deferred income tax liabilities	650.2	—
Other liabilities	46.4	—

Total non-current liabilities	3,301.6	—

Commitments and contingencies (Note 15)	—	—

Stockholders’ equity
Preferred stock, $0.01 par value:
Authorized shares: 5,000,000 Issued shares: none	—	—

Common stock, $0.01 par value:
Authorized shares: 20,000,000 Issued shares: 10,686,316 (2007) 100 (2006)	0.1	—

Additional paid-in capital	1,060.8	—
Retained earnings (deficit)	(7.2)	—
Accumulated other comprehensive income	27.5	—

Total stockholders’ equity	1,081.2	—

Total liabilities and stockholders’ equity	$5,030.1	$—

See notes to consolidated financial statements

KAR Hol dings, Inc.

Consolidated Statements of Stockholders’ Equity

(In millions)

(Unaudited)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2006	—	$—	$—	$—	$—	$—	$—

Issuance of common stock, net of costs	10.7	0.1	772.9	—	—	—	773.0
Contribution of Insurance Auto Auctions, Inc.		—	272.4	—	—	—	272.4
Contributed capital in the form of exchanged stock optionsassociated with the transaction		—	8.9	—	—	—	8.9
Comprehensive income:
Net income (loss)		—	—	(4.0)	—	—	(4.0)
Other comprehensive income (loss), net of tax:
Unrealized loss on interest rate swap		—	—	—	—	(6.7)	(6.7)
Foreign currency translation		—	—	—	—	34.2	34.2

Comprehensive income		—	—	(4.0)	—	27.5	23.5
Stock dividend		—	3.2	(3.2)	—	—	—
Capital contributions		—	3.0	—	—	—	3.0
Stock-based compensation expense		—	0.4	—	—	—	0.4

Balance at September 30, 2007	10.7	$0.1	$1,060.8	$(7.2)	$—	$27.5	$1,081.2

See notes to consolidated financial statements

KAR Holdings, Inc.

Consolidated Statements of Cash Flows

(In millions)

(Unaudited)

Nine Months Ended September 30, 2007
Operating activities
Net income (loss)	$(4.0)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	66.8
Bad debt expense	1.9
Deferred income taxes	—
Amortization of debt issuance costs	5.8
Stock-based compensation expense	0.7
Unrealized loss on interest rate swap	(6.7)
Other non-cash, net	0.7
Changes in operating assets and liabilities, net of acquisitions:
Finance receivables held for sale	(22.6)
Retained interests in finance receivables sold	(1.6)
Trade receivables and other assets	61.1
Accounts payable and accrued expenses	(12.3)

Net cash provided by operating activities	89.8
Investing activities
Net decrease in finance receivables held for investment	6.1
Acquisition of ADESA, net of cash acquired	(2,272.6)
Acquisition of businesses, net of cash acquired	(23.3)
Purchases of property, equipment and computer software	(31.1)
Purchase of other intangibles	(0.1)
Proceeds from the sale of property, equipment and computer software	0.1
Transfer from (to) restricted cash	(7.6)

Net cash used by investing activities	(2,328.5)
Financing activities
Net increase in book overdrafts	63.5
Repayment of ADESA debt	(318.0)
Repayment of IAAI debt	(367.7)
Payments on long-term debt	(3.9)
Payments on capital leases	(0.2)
Proceeds from issuance of common stock, net of costs	710.5
Proceeds from long-term debt	2,590.0
Payments for debt issuance costs	(90.7)

Net cash provided by financing activities	2,583.5
Effect of exchange rate changes on cash	(0.4)

Net increase in cash and cash equivalents	344.4
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$344.4

See notes to consolidated financial statements

KAR Holdings, Inc.

Notes to Consolidated Financial Statements

Note 1—Organization and Other Matters

KAR Holdings, Inc. was organized in the State of Delaware on November 9, 2006. The Company is a holding company organized for the purpose of consummating a merger with ADESA, Inc. and combining Insurance Auto Auctions, Inc. with ADESA. The Company had no operations prior to the merger transactions on April 20, 2007.

Defined Terms

Unless otherwise indicated, the following terms used herein shall have the following meanings:

•

the “Equity Sponsors” refers, collectively, to Kelso Investment Associates VII, L.P., GS Capital Partners VI Fund, L.P., ValueAct Capital Master Fund, L.P. and Parthenon Investors II, L.P., which own through their respective affiliates substantially all of KAR Holdings equity;

•	“KAR Holdings” or the “Company” refers to KAR Holdings, Inc., a Delaware corporation that is a wholly owned subsidiary of KAR LLC. KAR Holdings is the parent company of ADESA and IAAI;

•	“KAR LLC” refers to KAR Holdings II, LLC, which is owned by affiliates of the Equity Sponsors and management of the Company;

•	“ADESA” refers to ADESA, Inc. and its subsidiaries;

•	“AFC” refers to Automotive Finance Corporation, an Indiana corporation that is a wholly owned subsidiary of ADESA;

•	“IAAI” refers to Insurance Auto Auctions, Inc. and its subsidiaries.

Merger Transactions and Corporate Structure

On December 22, 2006, KAR LLC entered into a definitive merger agreement to acquire ADESA. The merger occurred on April 20, 2007 and as part of the agreement, Insurance Auto Auctions, Inc., a leading provider of automotive salvage auction and claims processing services in the United States, was contributed to KAR LLC. Both ADESA and IAAI became wholly owned subsidiaries of KAR Holdings which is owned by KAR LLC. KAR Holdings is the accounting acquirer, and the assets and liabilities of both ADESA and IAAI were recorded at fair value. See “Fair Value of Assets Acquired and Liabilities Assumed” below for a further discussion.

The following transactions occurred in connection with the merger:

•	Approximately 90.8 million shares of ADESA’s outstanding common stock converted into the right to receive $27.85 per share in cash;

•

Approximately 3.4 million outstanding options to purchase shares of ADESA’s common stock were cancelled in exchange for payments in cash of $27.85 per underlying share, less the applicable option exercise price;

•	Approximately 0.3 million outstanding restricted stock and restricted stock units of ADESA vested immediately and were paid out in cash of $27.85 per unit;

•

Affiliates of the Equity Sponsors and management contributed to KAR Holdings approximately $1.1 billion in equity, consisting of approximately $790.0 million in cash and ADESA, Inc. stock and approximately $272.4 million of equity interest in IAAI;

•

KAR Holdings entered into new senior secured credit facilities, comprised of a $1,565.0 million term loan facility and a $300.0 million revolving credit facility. Existing and certain future domestic subsidiaries, subject to certain exceptions, guarantee such credit facilities;

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

•	KAR Holdings issued $150.0 million Floating Rate Senior Notes due May 1, 2014, $450.0 million 8.75% Senior Notes due May 1, 2014 and $425.0 million 10% Senior Subordinated Notes due May 1, 2015.

The following chart presents the corporate structure after giving effect to the merger transactions:

Use of Proceeds

The net proceeds from the equity sponsors and financings were used to: (a) fund the cash consideration payable to ADESA stockholders, ADESA option holders and ADESA restricted stock and restricted stock unit holders under the merger agreements; (b) repay any outstanding principal and accrued interest under ADESA’s existing credit facility and notes as of the closing of the merger; (c) repay any outstanding principal and accrued interest under IAAI’s existing credit facility and notes as of the closing of the merger; (d) pay related transaction fees and expenses; and (e) contribute IAAI’s equity.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Fair Value of Assets Acquired and Liabilities Assumed

The merger was recorded in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. The allocation of the purchase price is preliminary as the receipt and analysis of the final appraisals and valuations from third party valuation experts are pending. The estimates are based on preliminary valuations and information currently available. Management believes the preliminary valuations and estimates are a reasonable basis for the allocation of the purchase price. However, the analysis of the fair value estimates is continuing to be refined in accordance with SFAS 141. As additional information becomes available and as actual results vary from these estimates, the underlying assets or liabilities may need to be adjusted, thereby impacting intangible asset and related amortization estimates, as well as goodwill. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed (in millions):

Current assets	$1,057.2
Property, plant and equipment	777.1
Goodwill	1,474.1
Other intangible assets	1,514.5
Debt issue costs	89.3
Other assets	42.2

Total assets	$4,954.4

Current liabilities	$583.0
Term loan B	1,565.0
Senior notes	600.0
Senior subordinated notes	425.0
Deferred income tax liabilities	658.8
Other liabilities	68.3

Total liabilities	$3,900.1

Net assets acquired	$1,054.3

Business and Nature of Operations

The network of 55 ADESA whole car auctions and 137 IAAI salvage vehicle auctions facilitates the sale of used and salvage vehicles through physical, online or hybrid auctions, which permit Internet buyers to participate in physical auctions. ADESA and IAAI are leading, national providers of wholesale and salvage vehicle auctions and related vehicle redistribution services for the automotive industry in North America. Redistribution services include a variety of activities designed to transfer used and salvage vehicles between sellers and buyers throughout the vehicle life cycle. ADESA and IAAI facilitate the exchange of these vehicles through an auction marketplace, which aligns sellers and buyers. As an agent for customers, ADESA and IAAI generally do not take title to or ownership of the vehicles sold at the auctions. Generally fees are earned from the seller and buyer on each successful auction transaction in addition to fees earned for ancillary services.

ADESA has the second largest used vehicle auction network in North America, based upon the number of used vehicles sold through auctions annually, and also provides services such as inbound and outbound logistics, reconditioning, vehicle inspection and certification, titling, administrative and salvage recovery services. ADESA is able to serve the diverse and multi-faceted needs of its customers through the wide range of services offered at its facilities.

IAAI is the second largest provider of salvage vehicle auctions and related services in North America. The salvage auctions facilitate the redistribution of damaged vehicles that are designated as total losses by insurance companies, recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

made and older model vehicles donated to charity or sold by dealers in salvage auctions. The salvage auction business specializes in providing services such as inbound and outbound logistics, inspections, evaluations, titling and settlement administrative services.

AFC is a leading provider of floorplan financing to independent used vehicle dealers and this financing is provided through 91 loan production offices located throughout North America. Floorplan financing supports independent used vehicle dealers in North America who purchase vehicles from ADESA auctions, independent auctions, auctions affiliated with other auction networks and non-auction purchases.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated balance sheet at December 31, 2006 has been derived from an audited balance sheet, but it does not include all disclosures required by generally accepted accounting principles.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. Operating results for interim periods are not necessarily indicative of results that may be expected for the year as a whole. In the opinion of management, the interim consolidated financial statements reflect all adjustments considered necessary (consisting of normal recurring accruals, except as otherwise noted) for a fair statement of the Company’s financial results for the periods presented. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from these estimates.

Note 3—Long-Term Debt

Long-term debt consists of the following (in millions):

	Interest Rate	Maturity	September 30, 2007
Term Loan B	LIBOR + 2.25%	10/19/2013	$1,561.1
$300 million revolving credit facility	LIBOR + 2.25%	04/19/2013	—
Floating rate senior notes	LIBOR + 4.00%	05/01/2014	150.0
Senior notes	8 3/4%	05/01/2014	450.0
Senior subordinated notes	10%	05/01/2015	425.0
Capital lease obligation	5.0%	12/01/2013	34.5
Canadian line of credit	Prime or BA + 1%	08/31/2008	—

Total debt			2,620.6
Less current portion of long-term debt			15.6

Long-term debt			$2,605.0

The weighted average interest rate on the Company’s variable rate debt was 7.6 percent at September 30, 2007 and the weighted average interest rate on all borrowings was 8.15 percent at September 30, 2007.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Credit Facilities

As part of the merger transactions, the Company entered into new senior secured credit facilities, comprised of a $300.0 million revolving credit facility and a $1,565.0 million term loan. The senior secured credit facilities are guaranteed by KAR Holdings, LLC and each of the Company’s direct and indirect present and future material domestic subsidiaries, subject to certain exceptions (excluding among others, AFC Funding Corporation). The senior secured credit facilities are secured by a perfected first priority security interest in, and mortgages on, all present and future tangible and intangible assets of the Company and the guarantors, and the capital stock of the Company and each of its direct and indirect material domestic subsidiaries and 65% of the capital stock of certain foreign subsidiaries.

The term loan is payable in quarterly installments equal to 0.25% of the initial aggregate principal amount, and began September 30, 2007, with the balance payable at maturity. The senior secured credit facilities are subject to mandatory prepayments and reduction in an amount equal to (i) the net proceeds of certain debt offerings, asset sales and certain insurance recovery events; and, (ii) for any fiscal year ending on or after December 31, 2008, any excess cash flow as defined, subject to reduction based on the Company’s achievement of specified consolidated senior leverage ratios as defined in the credit agreement.

Under the terms of the credit agreement, interest rates and borrowings are based upon, at the Company’s option, LIBOR or prime rates plus the applicable margin. The terms of the agreement include a commitment fee based on unutilized amounts, letter of credit fees and agency fees. The agreement includes covenants that, among other things, limit or restrict the Company’s and its subsidiaries’ abilities to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, including the senior notes, pay dividends, create liens, make equity or debt investments, make acquisitions, modify the terms of the indenture, engage in mergers, make capital expenditures and engage in certain transactions with affiliates. The agreement also requires the Company to have at least 50% of the aggregate principal amount of the notes and the term loan subject to either a fixed interest rate or interest rate protection for a period of not less than two years from the date of entering into the interest rate hedge agreement. In addition, the senior secured credit facilities are subject to a senior secured leverage ratio test, provided there are revolving commitments outstanding. The Company is not required to assess compliance with the covenants until December 31, 2007.

The revolver was made for working capital and general corporate purposes. There were no borrowings under the revolver at the time of the merger or during the period April 20, 2007 through September 30, 2007, although the Company did have related outstanding letters of credit in the aggregate amount of $17.5 million as of September 30, 2007.

Senior Notes

As part of the merger transactions, the Company issued $450.0 million of 8 3/4 % senior notes and $150.0 million of floating rate senior notes both of which are due May 1, 2014. In addition, the Company issued $425.0 of 10% senior subordinated notes due May 1, 2015. The floating rate notes are non-callable for two years, after which they are callable at a premium declining ratably to par at the end of year four. Interest on the floating rate notes is payable quarterly in arrears and commenced on August 1, 2007. The fixed rate notes are non-callable for three years, after which they are callable at a premium declining ratably to par at the end of year six. Interest on both the fixed rate notes and the senior subordinated notes is payable semi-annually in arrears, commencing November 1, 2007.

The notes contain covenants that among other things, limit the issuance of additional indebtedness, the incurrence of liens, the repurchase of stock, making certain investments, the payment of dividends or other distributions, distributions from certain subsidiaries, the sale of assets and subsidiary stock, transactions with

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

affiliates and consolidations, mergers and transfers of assets. All of these limitations and prohibitions, however, are subject to a number of important qualifications set forth in the indentures.

Canadian Line of Credit

A C$8 million line of credit is available to ADESA Canada. The line of credit bears interest at a rate equal to the prime rate or the BA (Canadian Bankers Acceptance Rate) rate plus one percent, at the borrower’s option. Letters of credit reducing the available line of credit were C$2.5 million at September 30, 2007. The line of credit is guaranteed by certain ADESA Canada companies and is secured by a first priority security interest in the obligor’s accounts receivable.

Future Principal Payments

At September 30, 2007 aggregate future principal payments on long-term debt are as follows (in millions):

2007	$3.9
2008	15.6
2009	15.6
2010	15.6
2011	15.6
Thereafter	2,554.3

$2,620.6

Note 4—Derivatives

The Credit Agreement of KAR Holdings requires that at least 50% of the aggregate principal amount of the notes and the term loans is subject to either a fixed interest rate or interest rate protection for a period of not less than 2 years. As such, the Company uses an interest rate swap agreement to manage its exposure to interest rate movements. In July 2007, the Company entered into an interest rate swap agreement with a notional amount of $800 million to manage its exposure to interest rate movements on its variable rate Term Loan B credit facility. The interest rate swap agreement matures on June 30, 2009 and effectively results in a fixed LIBOR interest rate of 5.345% on $800 million of the Term Loan B credit facility.

The Company has designated its interest rate swap agreement as a cash flow hedge. The fair value of the interest rate swap agreement is estimated using pricing models widely used in financial markets and represents the estimated amount the Company would receive or pay to terminate the agreement at the reporting date. At September 30, 2007, the fair value of the interest rate swap agreement was a $10.7 million loss recorded in “Other liabilities” on the Consolidated Balance Sheet. Changes in the fair value of interest rate swap agreements designated as cash flow hedges are recorded in “Other comprehensive income”. Unrealized gains or losses on the interest rate swap agreement are included as a component of “Accumulated other comprehensive income”. At September 30, 2007, there was a net unrealized loss totaling $6.7 million, net of taxes of $4.0 million.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 5—Comprehensive Income

The components of comprehensive income are as follows (in millions):

Nine Months Ended September 30, 2007
Net income (loss)	$(4.0)
Other comprehensive income, net of tax:
Foreign currency translation gain (loss)	34.2
Unrealized gain (loss) on interest rate swaps	(6.7)

Comprehensive income (loss)	$23.5

The composition of “Accumulated other comprehensive income” at September 30, 2007 was representative of the net unrealized loss on the interest rate swap of $6.7 million and foreign currency translation adjustments of $34.2 million.

Note 6—Acquisitions

2007 Acquisitions

In the first quarter of 2007, IAAI acquired Permian Basin Salvage Pool in Odessa, Texas. The acquisition complemented IAAI’s existing coverage in this market. The aggregate purchase price of this acquisition was approximately $0.6 million.

In September 2007, ADESA completed the acquisition of certain assets of the used vehicle Tri-State Auto Auction serving the Tri-State New York area. This acquisition complements the Company’s geographic presence in the northeast. The auction is positioned on approximately 125 acres and includes seven auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The assets purchased included operating equipment, accounts receivable and customer relationships related to the auction. In addition, the Company entered into an operating lease obligation related to the facility through 2017. Initial annual lease payments for the facility are approximately $0.5 million per year. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

In October 2007, ADESA acquired all of the issued and outstanding shares of the parent company of Tri-State Auction, Co. Inc., and Sioux Falls Auto Auction, Inc., both North Dakota corporations. Tri-State Auto Auction serves the Fargo, North Dakota area. The auction is comprised of approximately 30 acres and includes six auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The Sioux Falls Auto Auction serves the Sioux Falls, South Dakota area. The auction is comprised of approximately 40 acres and includes four auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The assets of the auctions include operating equipment, accounts receivable and customer relationships related to the auctions. Liabilities assumed by the Company include operating leases for land and buildings as well as debt. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

In November 2007, ADESA Canada acquired all of the issued and outstanding shares of Enchere d’Auto Transit Inc. (“Transit”). Transit is a three lane auction located on the south shore of Quebec City and serves the Quebec City region, Eastern Quebec and Northern New Brunswick. The auction is comprised of approximately 30 acres of which about 10 acres are currently being used. The assets of the auction include accounts receivable,

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

land and building, operating equipment and customer relationships related to the auction. Financial results for this acquisition will be included in the Company’s consolidated financial statements from the date of acquisition.

The aggregate purchase price for the four previously mentioned ADESA auctions was approximately $32.8 million. A preliminary purchase price allocation has been recorded for Tri-State Auto Auction and the purchase price of the acquisition was allocated to the acquired assets based upon fair market values. The goodwill was assigned to the ADESA Auctions reporting segment and is expected to be fully deductible for tax purposes. Pro forma financial results reflecting the acquisition were not materially different from those reported. The purchase price allocations for Tri-State Auction, Co. Inc., Sioux Falls Auto Auction, Inc. and Transit will occur in the Company’s fourth quarter ending December 31, 2007.

2008 Acquisitions

In January 2008, IAAI completed the purchase of assets of B&E Auto Auction in Henderson, Nevada which services the Southern Nevada region, including Las Vegas. The site will expand IAAI’s national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Western states.

In January 2008, IAAI signed an agreement to purchase the stock of Salvage Disposal Company of Georgia, Verastar, LLC, Auto Disposal of Nashville, Inc., Auto Disposal of Chattanooga, Inc., Auto Disposal of Memphis, Inc., Auto Disposal of Paducah, Inc. and Auto Disposal of Bowling Green, Inc., 11 independently owned Salvage auctions in Georgia, North Carolina, Tennessee, Mississippi and Kentucky. These site acquisitions will expand IAAI’s national service coverage and provide additional geographic support to clients who already utilize existing IAAI facilities in the surrounding Southern States.

In February 2008, ADESA Auctions completed the purchase of certain assets of Pennsylvania Auto Dealer Exchange, PADE Financial Services and Conewago Partners, LP, an independent used vehicle auction in York, Pennsylvania. This acquisition complements the Company’s geographic presence in the northeast.

The aggregate purchase price for the 13 previously mentioned auctions was approximately $110 million.

Note 7—Stock Plans

IAAI Carryover Stock Plans

Prior to the merger transactions, IAAI was a subsidiary of Axle Holdings, Inc. (“Axle Holdings”), which in turn was a subsidiary of Axle Holdings II, LLC (“LLC”). Axle Holdings maintained the Axle Holdings, Inc. Stock Incentive Plan to provide equity incentive benefits to the IAAI employees. Under the Axle Holdings plan, service options and exit options were awarded. The service options vest in three equal annual installments from the grant date based upon service with Axle Holdings and its subsidiaries. The exit options vest upon a change in equity control of the LLC. In connection with the completion of the merger transactions, approximately 0.6 million options to purchase shares of Axle Holdings, Inc. stock were converted into approximately 0.2 million options to purchase shares of KAR Holdings; these converted options have the same terms and conditions as were applicable to the options to purchase shares of Axle Holdings, Inc. The fair value of the exchanged options for which service had been provided approximated $8.9 million and was included as part of the merger price. Compensation cost will be recognized using the straight line attribution method over the requisite service period for the unvested service options exchanged at the date of the merger. This service option

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

expense approximated $0.2 million for the period ended September 30, 2007. As the ultimate exercisability of the exit options exchanged is contingent upon an event (specifically, a change of control), the compensation expense related to the exchanged exit options will not be recognized until such an event is consummated.

The LLC also maintained two types of profit interests, operating units and value units, which are held by certain designated employees of IAAI. Upon an exit event as defined by the LLC operating agreement, holders of the profit interests receive a cash distribution from the LLC. The operating units vest in twelve equal quarterly installments from the date of grant based upon service and the value units vest upon a change in equity control of the LLC. A total of approximately 0.6 million operating and value units are maintained by the LLC and there were no changes to the terms and conditions of the units as a result of the merger transactions. The operating units are accounted for as liability awards and as such, compensation expense related to the operating units is recognized using the graded-vesting attribution method and resulted in approximately $0.3 million of expense for the period ended September 30, 2007. However, no compensation expense will be recognized on the value units until it becomes probable that an exit event (specifically, a change in control) will occur.

KAR Holdings, Inc. Stock Incentive Plan

The Company adopted the KAR Holdings, Inc. Stock Incentive Plan, “the Plan” in May 2007. The Plan is intended to provide equity incentive benefits to the Company employees. The maximum number of shares that may be issued pursuant to awards under the Plan is approximately 0.8 million. The Plan provides for the grant of incentive stock options and non-qualified stock options and restricted stock. Awards granted since the adoption of the Plan have been non-qualified stock options.

The Plan provides two types of stock options: service-related options, which will vest in four equal installments from the date of grant based upon the passage of time, and performance-related “exit” options, which will generally become exercisable upon a change in equity control of KAR LLC. Under the exit options, in addition to the change in equity control requirement, the number of options that vest will be determined based on the strike price and certain performance hurdles based on the Equity Sponsors and other investors achievement of certain multiples on their original indirect equity investment in KAR Holdings subject to an internal rate of return minimum at the time of change in equity control. All vesting criteria are subject to continued employment with KAR LLC or affiliates thereof. Options may be granted under the Plan at an exercise price of not less than the fair market value of a share of KAR Holdings common stock on the date of grant and have a contractual life of ten years. In the event of a change in control, any unvested options shall become fully vested and cashed out. In August 2007, the Company granted approximately 0.2 million service options and 0.5 million exit options, with an exercise price of $100 per share, under the Plan.

Service options are accounted for as equity awards and, as such, compensation expense is measured based on the fair value of the award at the date of grant and recognized over the four year service period, using the straight line attribution method. The fair value of the service options granted in August 2007 was $35.70 per share, and was estimated using the Black-Scholes option pricing model. Approximately $0.2 million of compensation expense related to the service options was charged against income for the period ended September 30, 2007. As the ultimate exercisability of the exit options is contingent upon an event (specifically, a change of control), the compensation expense related to the exit options will not be recognized until such an event is consummated.

KAR LLC Override Units

KAR LLC owns 100% of the outstanding shares of KAR Holdings. The KAR LLC operating agreement provides for override units in the LLC to be granted and held by certain designated employees of the Company.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Upon an exit event as defined by the LLC operating agreement, and at any other time determined by the board, holders of the override units will receive a cash distribution from KAR LLC.

Two types of override units were created by the KAR LLC operating agreement: (1) operating units, which vest in four equal installments commencing on the first anniversary of the grant date based upon service, and (2) value units, which are eligible for distributions upon attaining certain performance hurdles. The number of value units eligible for distributions will be determined based on the strike price and certain performance hurdles based on the Equity Sponsors and other investors’ achievement of certain multiples on their original indirect equity investment in KAR Holdings subject to an internal rate of return minimum at the time of distribution.

There were approximately 0.1 million operating units awarded and 0.4 million value units awarded to employees of the Company in June 2007 with a strike price equal to $100 for the override units. The compensation expense of KAR LLC, which is for the benefit of Company employees, will result in a capital contribution from KAR LLC to the Company and compensation expense for the Company. Compensation expense related to the operating units is recognized using the straight line attribution method; however, no expense had been recognized through September 30, 2007. In addition, no compensation expense will be recognized on the value units until it becomes probable that the performance conditions associated with the value units will be achieved.

Note 8—Goodwill and Other Intangible Assets

Goodwill represents the excess cost over fair value of identifiable net assets of businesses acquired. At September 30, 2007, there was $1,474.1 million of goodwill recorded on the Company’s Consolidated Balance Sheet that was recorded as a result of the merger transactions. The analysis of the fair value estimates is continuing to be refined in accordance with SFAS 141. As additional information becomes available and as actual results vary from these preliminary estimates, the underlying assets or liabilities may need to be adjusted, thereby impacting intangible asset and amortization estimates, as well as goodwill. Goodwill has increased since the merger transactions primarily as a result of 2007 acquisitions, additional consideration for 2006 acquisitions, as required by certain purchase agreements, and changes in the Canadian exchange rate.

Goodwill will be tested for impairment annually in the second quarter, or more frequently as impairment indicators arise. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

Goodwill and other intangibles consisted of the following at September 30, 2007 (in millions):

	Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Goodwill	Indefinite	$1,496.9	$—	$1,496.9
Other intangible assets	Various	$1,517.1	$(39.6)	$1,477.5

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Estimated amortization expense for each of the next five years is $89.3 million.

Note 9—Property and Equipment

Property and equipment consisted of the following for the period presented (in millions):

September 30, 2007
Land	$255.5
Buildings	237.3
Land improvements	114.4
Building and leasehold improvements	110.7
Furniture, fixtures and equipment	65.5
Vehicles	14.1
Construction in progress	26.1

823.6
Accumulated depreciation	(27.9)

Property and equipment, net	$795.7

As discussed in Note 1, in connection with the merger transactions, the property and equipment of the Company was revalued at the fair value based on preliminary estimates and assumptions, resulting in adjusted basis, and the elimination of the related accumulated depreciation.

Note 10—Trade Receivables

The following table provides a summary of trade receivables for the period indicated:

September 30, 2007
Trade receivables, gross	$366.9
Allowance for doubtful accounts	6.8

Trade receivables, net of allowance	$360.1

Note 11—Finance Receivables

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary (“AFC Funding Corporation”), established for the purpose of purchasing AFC’s finance receivables. In conjunction with the merger transaction, AFC and AFC Funding Corporation amended their securitization agreement on April 20, 2007. The agreement expires on April 20, 2012. The agreement allows for the revolving sale by AFC Funding Corporation to a bank conduit facility of up to a maximum of $750 million in undivided interests in certain eligible finance receivables subject to committed liquidity. AFC Funding Corporation had committed liquidity of $600 million at September 30, 2007. Receivables that AFC Funding sells to the bank conduit facility qualify for sales accounting for financial reporting purposes pursuant to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and as a result are not reported on the Company’s Consolidated Balance Sheet.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

At September 30, 2007, AFC managed total finance receivables of $869.6 million, of which $755.5 million had been sold without recourse to AFC Funding Corporation. Undivided interests in finance receivables were sold by AFC Funding Corporation to the bank conduit facility with recourse totaling $528.0 million at September 30, 2007. Finance receivables include $68.8 million classified as held for sale and $133.9 million classified as held for investment at September 30, 2007. AFC’s allowance for losses of $2.2 million at September 30, 2007, includes an estimate of losses for finance receivables held for investment. Additionally, accrued liabilities of $3.8 million for the estimated losses for loans sold by the special purpose subsidiary were recorded at September 30, 2007. These loans were sold to a bank conduit facility with recourse to the special purpose subsidiary and will come back on the balance sheet of the special purpose subsidiary at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility.

Proceeds from the revolving sale of receivables to the bank conduit facility are used to fund new loans to customers. AFC and AFC Funding Corporation must maintain certain financial covenants including, among others, limits on the amount of debt AFC can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreement also incorporates the financial covenants of the Company’s credit facility. At September 30, 2007, the Company was in compliance with the covenants contained in the securitization agreement.

AFC’s allowance for credit losses includes estimated losses for finance receivables currently held on the balance sheet of AFC and its subsidiaries. The following table provides a summary of finance receivables for the period indicated:

September 30, 2007
Finance receivables, gross	$267.9
Allowance for credit losses	2.2

Finance receivables, net of allowance	$265.7

Note 12—Income Taxes

On January 1, 2007, ADESA and IAAI, adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No 109 (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on income tax returns. As a result of adopting FIN 48, ADESA and IAAI recorded changes in liabilities of $1.7 million and ($0.2) million, respectively, and a corresponding change in retained earnings and goodwill, respectively.

Subsequent to the adoption of FIN 48, ADESA and IAAI had total unrecognized tax benefits of $15.7 million and $0.1 million, respectively, at January 1, 2007. The amount of unrecognized tax benefits at January 1, 2007, that if recognized, would affect the effective tax rate were $15.7 million and $0, respectively.

As a result of the merger, ADESA and IAAI had unrecognized tax benefits at April 19, 2007 of $19.1 million and $0.2 million, respectively that if recognized, would not affect the effective tax rate.

The Company records interest and penalties associated with the uncertain tax positions within its provision for income taxes on the income statement. As of January 1, 2007, ADESA and IAAI had reserves totaling $2.9 million and $0, respectively, associated with interest and penalties, net of tax.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, U.S. and non-U.S. tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business the Company is subject to examination by taxing authorities in the U.S. and Canada. In general, the examination of the Company’s material tax returns is completed for the years prior to 2000.

The Company expects that the amount of unrecognized tax benefits will continue to change in the next twelve months as a result of ongoing tax deductions, the outcomes of audits and the passing of the statute of limitations, but these changes are not expected to have a significant impact on the results of operations or the financial position of the Company.

The income taxes payable at September 30, 2007 are based on the expected tax rate for the pre-merger and post merger periods. Expenses were incurred in connection with the merger transaction that are not deductible for income tax purposes. Deferred tax liabilities of $557.4 million were created for revalued and new assets established in connection with the merger. The deferred tax liabilities will decrease over the life of these new and revalued assets.

Note 13—Segment Information

SFAS 131, Disclosures about Segments of an Enterprise and Related Information, requires reporting of segment information that is consistent with the manner in which the chief operating decision maker operates and views the Company. Prior to April 19, 2007, ADESA, Inc.’s operations were grouped into three operating segments: used vehicle auctions, Impact salvage auctions and AFC. These three operating segments were aggregated into two reportable business segments: Auction Services Group (used vehicle auctions and Impact salvage auctions) and Dealer Services Group (AFC and related businesses). Prior to April 19, 2007, IAAI operated in a single business segment.

As part of the merger transaction, KAR Holdings established three reportable business segments: ADESA Auctions, IAAI and AFC. ADESA’s Impact salvage auctions operating segment was combined with IAAI. These reportable segments offer different services and are managed separately based on the fundamental differences in their operations.

ADESA Auctions encompasses all wholesale auctions throughout North America (U.S. and Canada). ADESA Auctions relates to used vehicle remarketing, whether it be auction services, remarketing, or make ready services and all are interrelated, synergistic elements along the auto remarketing chain.

IAAI encompasses all salvage auctions throughout North America (U.S. and Canada). IAAI provides insurance companies and other vehicle suppliers cost-effective salvage processing solutions, including selling total loss and recovered theft vehicles. As such, IAAI relates to total loss vehicle remarketing, whether its auction services, remarketing, or make ready services. All are interrelated, synergistic elements along the total loss vehicle remarketing chain.

AFC is primarily engaged in the business of providing short-term, inventory-secured financing to independent, used vehicle dealers. AFC also includes other businesses and ventures that AFC may enter into,

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

focusing on providing independent used vehicle dealer customers with other related services and products. AFC conducts business primarily at or near wholesale used vehicle auctions in the U.S. and Canada.

The holding company is maintained separately from the three reportable segments and includes expenses associated with the corporate office, such as salaries, benefits, and travel costs for the corporate management team, certain human resources, information technology and accounting costs, and incremental insurance, treasury, legal and risk management costs. Holding company interest includes the interest incurred on the corporate debt structure. Costs incurred at the holding company are not allocated to the three business segments.

Financial information regarding the KAR Holdings’ reportable segments is set forth below for the nine months ended September 30, 2007 (in millions):

	ADESA Auctions	IAAI	AFC	Holding Company	Consolidated
Operating revenues	$432.3	$208.4	$63.7	$—	$704.4

Operating expenses
Cost of services (exclusive of depreciation and amortization)	239.4	137.7	14.0	—	391.1
Selling, general and administrative	88.8	26.7	6.3	24.5	146.3
Depreciation and amortization	31.0	23.1	11.7	1.0	66.8

Total operating expenses	359.2	187.5	32.0	25.5	604.2

Operating profit (loss)	73.1	20.9	31.7	(25.5)	100.2

Interest expense (income)	0.8	(0.1)	—	103.7	104.4
Other (income) expense, net	(7.8)	(0.4)	0.8	0.7	(6.7)

Income (loss) before income taxes	80.1	21.4	30.9	(129.9)	2.5

Income taxes	31.0	7.9	11.9	(44.3)	6.5

Net income (loss)	$49.1	$13.5	$19.0	$(85.6)	$(4.0)

Note 14—Related Party Transactions

The Equity Sponsors own the controlling interest in KAR LLC. Under the terms of the financial advisory agreements between the Equity Sponsors and KAR Holdings, upon completion of the merger and contribution, KAR Holdings (1) paid the Equity Sponsors a total fee of $34.7 million and (2) commenced paying an annual financial advisory fee of $3.5 million, payable quarterly in advance to the Equity Sponsors (with the first such fee, prorated for the remainder of the then current quarter, paid at the closing of the merger), for services to be provided by each of the Equity Sponsors to KAR Holdings. The ongoing financial advisory fee will be paid to the Equity Sponsors pursuant to the terms contained in the financial advisory agreements. In addition, the Company pays the Equity Sponsors travel expenses related to KAR Holdings, pursuant to the terms contained in the financial advisory agreements.

Additionally, the financial advisory agreements provide that KAR Holdings indemnify the Equity Sponsors and their respective officers, directors, partners, employees, agents and control persons (as such term is used in the Securities Act and the rules and regulations thereunder) against any and all claims, losses and expenses as incurred arising in connection with the merger and the transactions contemplated by the merger agreement (including the financing of the merger).

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

On June 14, 2007 the Board of Directors of KAR Holdings, Inc. approved a stock split in the form of a stock dividend pursuant to which 0.00303915 shares of common stock were issued with respect to each share of common stock issued and outstanding on that date.

In the ordinary course of business, the Company has received towing, and transportation and recovery services from companies which are controlled by the Company’s chairman and chief executive officer. Amounts paid to these companies were approximately $0.3 million for the period April 20, 2007 through September 30, 2007. The transportation services were provided at terms consistent with those of other providers of similar services.

Note 15—Commitments and Contingencies

The Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. The Company accrues an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies including litigation and environmental matters are included in “Other accrued expenses” and “Other liabilities” at undiscounted amounts and generally exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information become available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on the Company’s operating results in that period. Legal fees are expensed as incurred.

The Company has accrued, as appropriate, for environmental remediation costs anticipated to be incurred at certain of its auction facilities. Liabilities for environmental matters included in “Other accrued expenses” and “Other liabilities” were $2.1 million at September 30, 2007. No amounts have been accrued as receivables for potential reimbursement or recoveries to offset this liability.

The Company stores a significant number of vehicles owned by various customers that are consigned to the Company to be auctioned. The Company is contingently liable for each consigned vehicle until the eventual sale or other disposition; however, the Company is generally not liable for damage related to severe weather conditions, natural disasters or other factors outside of the Company’s control. Individual stop loss and aggregate insurance coverage is maintained on the consigned vehicles. These consigned vehicles are not included in the Consolidated Balance Sheets.

In the normal course of business, the Company also enters into various other guarantees and indemnities in its relationships with suppliers, service providers, customers and others. These guarantees and indemnifications do not materially impact the Company’s financial condition or results of operations, but indemnifications associated with the Company’s actions generally have no dollar limitations and currently cannot be quantified.

As noted above, the Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Such litigation is generally not, in the opinion of management, likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows. Legal and regulatory proceedings which could be material are discussed below.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

ADESA Importation Services, Inc. Litigation

In January, 2002, Johnny Cooper (“Cooper”), a former manager of ADESA Importation Services, Inc. (“AIS”), a wholly owned subsidiary of the Company, filed suit against the Company and AIS (collectively “ADESA”) in the Circuit Court of the State of Michigan, County of Genesee, Case No. 02-72517-CK, alleging breach of contract and breach of other oral agreements related to AIS’s purchase of International Vehicle Importers, Inc. in December 2000. Cooper was the controlling shareholder who sold the business to AIS in 2000. AIS filed a counterclaim against Cooper including allegations of breach of contract, breach of fiduciary duty and fraud. In July 2004, the Genesee County Circuit Court entered judgment for Cooper in the amount of $6,373,812, netting the amount of the damages and awarding the plaintiff pre and post-judgment interest.

In December 2006, following unsuccessful appeal of the verdict through the Michigan Court of Appeals, ADESA filed its application for leave to appeal the decision to the Michigan Supreme Court (Case No. 132630). As a result, the parties filed their respective briefs with the Michigan Supreme Court as to the issue of whether ADESA should be permitted to appeal the lower court decision to the Michigan Supreme Court. In April 2007, the Michigan Supreme Court granted ADESA’s application for leave to appeal. The parties initiated settlement discussions as of July 2007.

ADESA discontinued the operations of AIS, its vehicle importation business, in February 2003. In October 2007, the Company reached a settlement with Cooper for $3.75 million, which is included in the line item “Other accrued expenses” on the Consolidated Balance Sheet at September 30, 2007.

Auction Management Solutions, Inc.

In March 2005, Auction Management Solutions, Inc. (“AMS”) filed a lawsuit against ADESA, Inc. in U.S. District Court for the Northern District of Georgia, Atlanta Division (Civil Action No. 05 CV 0638), alleging infringement of U.S. Patent No. 6,813,612 (the “ ’612 Patent”) which was issued November 2, 2004 and pertains to an audio/video system for streaming instantaneous and buffer free data to and from a live auction site. The AMS complaint was served upon ADESA in July 2005. The complaint seeks unspecified damages and injunctive relief. The Company continues to vigorously defend itself against the infringement allegations. The litigation is currently in discovery.

Note 16—Supplemental Guarantor Information

The Company’s obligations related to its term loan, revolver, 10% senior subordinated notes, 8 3/4% senior notes and floating rate senior notes are guaranteed on a full, unconditional, joint and several basis by certain direct and indirect present and future domestic subsidiaries (the “Guarantor Subsidiaries”). AFC Funding Corporation and all foreign subsidiaries of the Company are not guarantors (the “Non-Guarantor Subsidiaries”). The following financial information sets forth, on a condensed consolidating basis, the balance sheet, statement of income and statement of cash flows for the period ended September 30, 2007 for KAR Holdings, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at KAR Holdings on a consolidated basis.

The condensed consolidating financial statements are provided as an alternative to filing separate financial statements of the Guarantor Subsidiaries. The condensed consolidating financial statements should be read in conjunction with the consolidated financial statements of KAR Holdings and notes thereto.

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Condensed Consolidating Statement of Income

Nine Months Ended September 30, 2007

(In millions)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations and Adjustments	Total
Operating revenues	$—	$516.1	$188.3	$—	$704.4

Operating expenses
Cost of services (exclusive of depreciation and amortization)	—	321.5	69.6	—	391.1
Selling, general and administrative	2.5	126.0	17.8	—	146.3
Depreciation and amortization	—	58.3	8.5		66.8

Total operating expenses	2.5	505.8	95.9	—	604.2

Operating profit (loss)	(2.5)	10.3	92.4	—	100.2

Interest expense	103.7	0.7	—	—	104.4
Intercompany charges	—	(13.8)	13.8	—	—
Other (income) expense, net	—	(5.9)	(0.8)	—	(6.7)

Income (loss) before income taxes	(106.2)	29.3	79.4	—	2.5

Income taxes (benefit)	(37.0)	11.7	31.8	—	6.5

Net income (loss)	$(69.2)	$17.6	$47.6	$—	$(4.0)

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Condensed Consolidating Balance Sheet

As of September 30, 2007

(In millions)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations and Adjustments	Total
Assets
Current assets
Cash and cash equivalents	$—	$301.5	$42.9	$—	$344.4
Restricted cash	—	0.2	7.4	—	7.6
Trade receivables, net of allowances	—	325.5	59.3	(24.7)	360.1
Finance receivables, net of allowances	—	9.5	256.2	—	265.7
Retained interests in finance receivables sold	—	—	73.7	—	73.7
Deferred income tax assets	—	32.5	—	—	32.5
Other current assets	0.4	45.4	3.1	—	48.9

Total current assets	0.4	714.6	442.6	(24.7)	1,132.9

Other assets
Investments in and advances to affiliates, net	3,589.9	—	—	(3,589.9)	—
Goodwill and other intangible assets, net of accumulated amortization	10.2	2,770.2	194.0	—	2,974.4
Unamortized debt issuance costs	84.9	—	—	—	84.9
Other assets	—	41.6	0.6	—	42.2

Total other assets	3,685.0	2,811.8	194.6	(3,589.9)	3,101.5
Property and equipment, net of accumulated depreciation	—	665.4	130.3	—	795.7

Total assets	$3,685.4	$4,191.8	$767.5	$(3,614.6)	$5,030.1

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Condensed Consolidating Balance Sheet

As of September 30, 2007

(In millions)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations and Adjustments	Total
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$445.3	$33.3	$(24.7)	$453.9
Accrued employee benefits and compensation expenses	—	46.8	8.0	—	54.8
Accrued interest	40.1	—	—	—	40.1
Other accrued expenses	1.5	68.9	10.4	—	80.8
Income taxes payable	—	—	2.1	—	2.1
Current maturities of long-term debt	15.6	—	—	—	15.6

Total current liabilities	57.2	561.0	53.8	(24.7)	647.3

Non-current liabilities
Investments by and advances from affiliates, net	—	2,258.6	110.3	(2,368.9)	—
Long-term debt	2,570.5	34.5	—	—	2,605.0
Deferred income tax liabilities	(4.0)	483.6	170.6	—	650.2
Other liabilities	11.1	33.9	1.4	—	46.4

Total non-current liabilities	2,577.6	2,810.6	282.3	(2,368.9)	3,301.6

Commitments and contingencies	—	—	—	—	—

Stockholders’ equity
Total stockholders’ equity	1,050.6	820.2	431.4	(1,221.0)	1,081.2

Total liabilities and stockholders’ equity	$3,685.4	$4,191.8	$767.5	$(3,614.6)	$5,030.1

KAR Holdings, Inc.

Notes to Consolidated Financial Statements—(Continued)

Condensed Consolidating Statement of Cash Flows

Nine Months Ended September 30, 2007—(Continued)

(In millions)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations and Adjustments	Total
Net cash (used by) provided by operating activities	$(247.6)	$275.3	$62.1	$—	$89.8
Investing activities
Net decrease (increase) in finance receivables held for investment	—	15.6	(9.5)	—	6.1
Acquisition of ADESA, net of cash acquired	(2,272.6)	—	—	—	(2,272.6)
Acquisition of businesses, net of cash acquired	—	(23.3)	—	—	(23.3)
Purchases of property, equipment and computer software	—	(28.3)	(2.8)	—	(31.1)
Purchase of other intangibles	—	(0.1)	—	—	(0.1)
Proceeds from the sale of property, equipment and computer software	—	0.1	—	—	0.1
Transfer from (to) restricted cash	—	—	(7.6)	—	(7.6)

Net cash used by investing activities	(2,272.6)	(36.0)	(19.9)	—	(2,328.5)
Financing activities
Net increase in book overdrafts	—	62.4	1.1	—	63.5
Repayment of ADESA debt	(318.0)	—	—	—	(318.0)
Repayment of IAAI debt	(367.7)	—	—	—	(367.7)
Payments on long-term debt	(3.9)	—	—	—	(3.9)
Payments on capital leases	—	(0.2)	—	—	(0.2)
Proceeds from issuance of common stock, net of costs	710.5	—	—	—	710.5
Proceeds from long-term debt	2,590.0	—	—	—	2,590.0
Payments for debt issuance costs	(90.7)	—	—	—	(90.7)

Net cash provided by financing activities	2,520.2	62.2	1.1	—	2,583.5
Effect of exchange rate changes on cash	—	—	(0.4)	—	(0.4)

Net increase in cash and cash equivalents	—	301.5	42.9	—	344.4
Cash and cash equivalents at beginning of period	—	—	—	—	—

Cash and cash equivalents at end of period	$—	$301.5	$42.9	$—	$344.4

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ADESA, Inc.:

We have audited the accompanying consolidated balance sheet of ADESA, Inc. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we also have audited financial statement schedule II for 2006. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit. The accompanying financial statements of ADESA, Inc. as of and for the two-year period ended December 31, 2005, were audited by other auditors whose report thereon dated March 15, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ADESA, Inc. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule for 2006, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the Consolidated Financial Statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payments.

/s/    KPMG LLP

Indianapolis, Indiana

February 28, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ADESA, Inc.:

In our opinion, the consolidated balance sheet as of December 31, 2005 and the related consolidated statements of income, cash flows and stockholders' equity for each of the two years in the period ended December 31, 2005 present fairly, in all material respects, the financial position of ADESA, Inc. and its subsidiaries (the Company) at December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index for each of the two years in the period ended December 31, 2005 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Indianapolis, Indiana
March 15, 2006

ADESA, Inc.

Consolidated Statements of Income

(In millions, except per share data)

	January 1 – April 19, 2007	January 1 – September 30, 2006	December 31,
			2006	2005	2004
	(Unaudited)	(Unaudited)
Operating revenues
Auction services group	$325.4	$726.3	$959.9	$842.8	$808.9
Dealer services group	45.9	108.1	144.0	126.0	116.6

Total operating revenues	371.3	834.4	1,103.9	968.8	925.5

Operating expenses
Cost of services (exclusive of depreciation and amortization)	187.3	419.7	563.8	473.5	454.4
Selling, general and administrative	85.5	195.4	259.2	227.1	222.2
Depreciation and amortization	15.9	33.9	46.5	40.8	35.9
Aircraft charge	—	—	3.4	—	—
Transaction expenses	24.8	—	6.1	—	—

Total operating expenses	313.5	649.0	879.0	741.4	712.5

Operating profit	57.8	185.4	224.9	227.4	213.0

Interest expense	7.8	21.2	27.4	31.2	25.4
Other income, net	(1.9)	(5.3)	(6.9)	(8.6)	(4.5)
Loss on extinguishment of debt	—	—	—	2.9	14.0

Income from continuing operations before income taxes	51.9	169.5	204.4	201.9	178.1

Income taxes	24.9	62.6	77.6	75.8	69.1

Income from continuing operations	27.0	106.9	126.8	126.1	109.0

Loss from discontinued operations, net of income taxes	(0.1)	(0.4)	(0.5)	(0.6)	(3.7)

Net income	$26.9	$106.5	$126.3	$125.5	$105.3

Earnings per share—basic
Income from continuing operations	$0.30	$1.19	$1.41	$1.40	$1.19
Loss from discontinued operations, net of income taxes	—	—	—	—	(0.04)

Net income	$0.30	$1.19	$1.41	$1.40	$1.15

Earnings per share—diluted
Income from continuing operations	$0.29	$1.19	$1.41	$1.40	$1.19
Loss from discontinued operations, net of income taxes	—	(0.01)	(0.01)	(0.01)	(0.04)

Net income	$0.29	$1.18	$1.40	$1.39	$1.15

Dividends declared per common share (Note 18)	$—	$0.225	$0.30	$0.30	$0.075

See notes to consolidated financial statements

ADESA, Inc.

Consolidated Balance Sheets

(In millions)

	April 19, 2007	December 31, 2006	December 31, 2005
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$231.8	$195.7	$240.2
Restricted cash	16.8	7.8	5.7
Trade receivables, net of allowances	361.8	192.8	188.6
Finance receivables, net of allowances	236.2	203.3	196.7
Retained interests in finance receivables sold	72.2	69.6	56.8
Deferred income tax assets	22.5	21.9	21.6
Other current assets	18.4	17.4	14.5

Total current assets	959.7	708.5	724.1

Other assets
Goodwill	559.4	557.8	532.6
Other intangible assets, net of accumulated amortization	47.0	49.0	42.0
Other assets	55.8	62.9	50.9

Total other assets	662.2	669.7	625.5
Property and equipment, net of accumulated depreciation	597.6	597.1	595.9

Total assets	$2,219.5	$1,975.3	$1,945.5

See notes to consolidated financial statements

ADESA, Inc.

Consolidated Balance Sheets

(In millions, except share data)

	April 19, 2007	December 31, 2006	December 31, 2005
	(Unaudited)
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$413.2	$249.6	$270.3
Accrued employee benefits and compensation expenses	40.2	43.1	35.0
Other accrued expenses	87.8	42.1	36.7
Income taxes payable	—	11.3	3.3
Current maturities of long-term debt	30.0	30.0	70.0
Current liabilities of discontinued operations	7.2	7.2	6.8

Total current liabilities	578.4	383.3	422.1

Non-current liabilities
Long-term debt	315.0	322.5	362.5
Deferred income tax liabilities	63.7	58.8	63.6
Other liabilities	23.7	7.2	7.4

Total non-current liabilities	402.4	388.5	433.5
Commitments and contingencies (Note 21)	—	—	—
Stockholders’ equity
Preferred stock, $0.01 par value:
Authorized shares: 50,000,000 Issued shares: none	—	—	—
Common stock, $0.01 par value:
Authorized shares: 500,000,000 Issued shares: 94,868,104 (2006, 2005 and April 19, 2007)	1.0	1.0	1.0
Additional paid-in capital	660.5	673.3	668.3
Retained earnings	605.2	580.0	480.7
Treasury stock, at cost:
Shares: 4,785,335 (2006) 5,275,585 (2005) 4,093,395 (April 19, 2007)	(85.9)	(100.4)	(110.7)
Accumulated other comprehensive income	57.9	49.6	50.6

Total stockholders’ equity	1,238.7	1,203.5	1,089.9

Total liabilities and stockholders’ equity	$2,219.5	$1,975.3	$1,945.5

See notes to consolidated financial statements

ADESA, Inc.

Consolidated Statements of Stockholders’ Equity

(In millions)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2003	88.6	$0.9	$524.5	$401.3	$—	$23.5	$950.2
Comprehensive income:
Net income				105.3			105.3
Other comprehensive income, net of tax:
Foreign currency translation						18.7
Unrealized loss on interest rate swaps						(0.1)

Other comprehensive income							18.6

Comprehensive income							123.9
Issuance of common stock	6.3	0.1	135.9				136.0
Capital contributions			6.2				6.2
Cash dividends paid to ALLETE				(117.5)			(117.5)
Cash dividends paid to stockholders				(6.9)			(6.9)
Issuance of common stock under stock plans			2.9		0.8		3.7
Stock-based compensation expense			1.2				1.2
Tax benefits from employee stock plans			1.3				1.3
Repurchase of common stock					(86.7)		(86.7)

Balance at December 31, 2004	94.9	$1.0	$672.0	$382.2	$(85.9)	$42.1	$1,011.4
Comprehensive income:
Net income				125.5			125.5
Other comprehensive income, net of tax:
Foreign currency translation						7.9
Unrealized gain on interest rate swaps						0.6

Other comprehensive income							8.5

Comprehensive income							134.0
Cash dividends paid to stockholders				(27.0)			(27.0)
Issuance of common stock under stock plans			(8.2)		18.8		10.6
Stock-based compensation expense			2.4				2.4
Tax benefits from employee stock plans			2.1				2.1
Repurchase of common stock					(43.6)		(43.6)

Balance at December 31, 2005	94.9	$1.0	$668.3	$480.7	$(110.7)	$50.6	$1,089.9
Comprehensive income:
Net income				126.3			126.3
Other comprehensive loss, net of tax:
Foreign currency translation						(0.6)
Unrealized loss on interest rate swaps						(0.4)

Other comprehensive loss							(1.0)

Comprehensive income							125.3
Cash dividends paid to stockholders				(27.0)			(27.0)
Issuance of common stock under stock plans			(0.3)		10.4		10.1
Stock-based compensation expense			4.6				4.6
Tax benefits from employee stock plans			0.7				0.7
Repurchase of common stock					(0.1)		(0.1)

Balance at December 31, 2006	94.9	$1.0	$673.3	$580.0	$(100.4)	$49.6	$1,203.5

See notes to consolidated financial statements

ADESA, Inc.

Consolidated Statements of Stockholders’ Equity

(In millions)

(Unaudited)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2006	94.9	$1.0	$673.3	$580.0	$(100.4)	$49.6	$1,203.5
FIN 48 adjustment				(1.7)			(1.7)
Comprehensive income:
Net income				26.9			26.9
Other comprehensive income, net of tax:
Foreign currency translation						8.4
Unrealized loss on interest rate swap						(0.1)

Other comprehensive income							8.3

Comprehensive income							35.2
Issuance of common stock under stock plans			1.2		14.7		15.9
Stock-based compensation expense			6.4				6.4
Settlement of awards under stock plans			(28.4)				(28.4)
Tax benefits from employee stock plans			8.0				8.0
Repurchase of common stock					(0.2)		(0.2)

Balance at April 19, 2007	94.9	$1.0	$660.5	$605.2	$(85.9)	$57.9	$1,238.7

See notes to consolidated financial statements

ADESA, Inc.

Consolidated Statements of Cash Flows

(In millions)

	January 1 – April 19, 2007	January 1 – September 30, 2006	The Year Ended December 31,
			2006	2005	2004
	(Unaudited)	(Unaudited)
Operating activities
Net income	$26.9	$106.5	$126.3	$125.5	$105.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15.9	33.9	46.5	40.8	35.9
Bad debt expense	0.9	3.5	2.8	1.2	4.2
Deferred income taxes	4.3	3.8	(5.1)	27.9	3.1
Stock-based compensation expense	6.4	4.5	5.8	2.8	1.6
Aircraft charge	—	—	3.4	—	—
Loss on extinguishment of debt	—	—	—	2.9	14.0
Other non-cash, net	1.6	2.4	3.0	3.2	2.9
Changes in operating assets and liabilities, net of acquisitions:
Finance receivables held for sale	(15.1)	(8.5)	12.6	(24.2)	(15.3)
Retained interests in finance receivables sold	(2.5)	(10.4)	(12.8)	(6.4)	(3.9)
Trade receivables and other assets	(164.6)	(82.3)	(1.5)	(28.3)	(12.6)
Accounts payable and accrued expenses	141.1	71.0	9.9	(8.9)	40.3

Net cash provided by operating activities	14.9	124.4	190.9	136.5	175.5
Investing activities
Net (decrease) increase in finance receivables held for investment	(14.8)	(27.3)	(19.5)	4.6	(8.1)
Acquisition of businesses, net of cash acquired	—	(54.7)	(55.8)	(29.1)	—
Purchases of property, equipment and computer software	(11.3)	(24.2)	(37.1)	(55.3)	(31.2)
Purchase of other intangibles	(0.1)	(0.6)	(0.6)	(1.2)	—
Proceeds from the sale of property, equipment and computer software	—	—	—	0.6	10.4
Proceeds from the sale of discontinued operations	—	—	—	3.3	—
Equity investments	—	(12.6)	(12.6)	(2.0)	—
Transfer to restricted cash	(9.0)	(1.6)	(2.1)	(0.8)	(1.5)

Net cash used by investing activities	(35.2)	(121.0)	(127.7)	(79.9)	(30.4)
Financing activities
Net (decrease) increase in book overdrafts	46.2	53.4	(9.3)	24.2	0.2
Net (decrease) increase in borrowings from lines of credit	—	(50.0)	(50.0)	138.0	(45.8)
Payments on long-term debt	(7.5)	(22.5)	(30.0)	(371.6)	(323.1)
Proceeds from long-term debt	—	—	—	150.0	500.0
Payments for debt issuance costs	—	—	—	(1.7)	(9.9)
Net proceeds from issuance of common stock	—	—	—	—	136.0
Proceeds from issuance of common stock under stock plans	15.0	6.3	8.1	10.2	0.5
Dividends paid to ALLETE	—	—	—	—	(117.5)
Dividends paid to stockholders	—	(20.2)	(27.0)	(27.0)	(6.9)
Excess tax benefits from stock-based compensation	3.0	0.2	0.5	—	—
Repurchase of common stock	(0.2)	(0.1)	(0.1)	(43.6)	(86.7)

Net cash (used by) provided by financing activities	56.5	(32.9)	(107.8)	(121.5)	46.8
Effect of exchange rate changes on cash	(0.1)	0.5	0.1	0.6	(0.1)

Net (decrease) increase in cash and cash equivalents	36.1	(29.0)	(44.5)	(64.3)	191.8
Cash and cash equivalents at beginning of period	195.7	240.2	240.2	304.5	112.7

Cash and cash equivalents at end of period	$231.8	$211.2	$195.7	$240.2	$304.5

Cash paid for interest	$3.3	$16.4	$23.8	$27.6	$25.5
Cash paid for taxes, net of refunds	$7.7	$56.8	$73.8	$67.7	$46.0

See notes to consolidated financial statements

ADESA, Inc.

Notes to Consolidated Financial Statements

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Note 1—Business, Nature of Operations and Pending Merger

Basis of Presentation

The consolidated financial statements and notes to the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 have been audited by independent registered public accounting firms.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Operating results for interim periods are not necessarily indicative of results that may be expected for the year as a whole. In the opinion of management, the interim consolidated financial statements reflect all adjustments necessary (consisting of normal recurring accruals, except as otherwise noted) for a fair statement of the Company’s financial results for the periods presented. The unaudited consolidated financial statements and condensed notes to the interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006 included herein.

Business and Nature of Operations

ADESA, Inc. (“ADESA” or the “Company”) is a leading, national provider of wholesale vehicle auction and related vehicle redistribution services for the automotive industry in North America. Redistribution services include a variety of activities designed to transfer used and salvage vehicles between sellers and buyers throughout the vehicle life cycle. The Company facilitates the exchange of these vehicles through an auction marketplace, which aligns sellers and buyers. As an agent for customers, ADESA generally does not take title to or ownership of the vehicles sold at the Company’s auctions. The Company generally earns fees from the seller and buyer on each successful auction transaction in addition to fees earned for ancillary services.

ADESA is the second largest used vehicle auction network in North America, based upon the number of used vehicles sold through auctions annually, and also provides services such as inbound and outbound logistics, reconditioning, vehicle inspection and certification, titling, administrative and salvage recovery services. Through its wholly owned subsidiary Automotive Finance Corporation (“AFC”), the Company also provides short-term inventory-secured financing, known as floorplan financing, to used vehicle dealers. ADESA is able to serve the diverse and multi-faceted needs of its customers through the wide range of services offered at its facilities.

The Company operates a network of 54 wholesale used vehicle auctions, 42 salvage auctions and 89 AFC loan production offices. Used vehicle auctions provide services such as inbound and outbound logistics, reconditioning, vehicle inspection and certification and titling in addition to auctioning of the consigned vehicles. Salvage auctions facilitate the redistribution of damaged vehicles deemed a total loss for insurance or business purposes, as well as recovered stolen vehicles for which an insurance settlement with the vehicle owner has already been made. The Company's salvage auction business specializes in providing services such as inbound and outbound logistics, inspections, evaluations, titling and settlement administrative services.

Merger Transaction

On December 22, 2006, the Company entered into a definitive merger agreement to be acquired by a group of private equity funds consisting of affiliates of Kelso & Company, GS Capital Partners, ValueAct Capital and

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Parthenon Capital. The merger occurred on April 20, 2007 and as part of the agreement, Insurance Auto Auctions, Inc., (“IAAI”) a leading provider of automotive salvage auction and claims processing services in the United States, was contributed to KAR Holdings II, LLC. Both ADESA and IAAI became wholly owned subsidiaries of KAR Holdings, Inc. which is owned by KAR Holdings II, LLC, which is owned by affiliates of the equity funds and management of KAR Holdings, Inc.

The following transactions occurred in connection with the merger:

•	Approximately 90.8 million shares of ADESA’s outstanding common stock converted into the right to receive $27.85 per share in cash;

•

Approximately 3.4 million outstanding options to purchase shares of ADESA’s common stock were cancelled in exchange for payments in cash of $27.85 per underlying share, less the applicable option exercise price;

•	Approximately 0.3 million outstanding restricted stock and restricted stock units of ADESA vested immediately and were paid out in cash of $27.85 per unit;

•	The outstanding principal and accrued interest under ADESA’s existing credit facility and notes were repaid.

The Company incurred and expensed $24.8 million of costs related to the merger transaction from January 1 through April 19, 2007 and $6.1 million for the year ended December 31, 2006.

Note 2—Basis of Organization and Presentation

ADESA was a wholly owned subsidiary of ALLETE Automotive Services, Inc. ("ALLETE Auto"), a wholly owned subsidiary of ALLETE, Inc. ("ALLETE") until the second quarter of 2004. ADESA was incorporated in the state of Delaware on January 23, 2004. On May 24, 2004, ADESA Corporation, then a wholly owned subsidiary of ALLETE, was merged into ADESA. Because ADESA Corporation and the Company were entities under common control and the Company is the successor entity, the number of shares of common stock disclosed in these financial statements and the earnings per share information have been adjusted retroactively to reflect the merger and the Company's capital structure. The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. ADESA Corporation had 14,086,000 shares of common stock outstanding prior to its merger with ADESA. ADESA had 88,600,000 common shares outstanding as of the date of the merger.

Initial Public Offering and Subsequent Spin-off from ALLETE

ADESA’s initial public offering of 6,250,000 shares of common stock in June 2004, resulted in proceeds of $136.0 million, net of transaction costs of $14.0 million. The Company used the net proceeds from this offering, together with the net proceeds from the senior subordinated notes offering (proceeds of $121.7, net of transaction costs of $3.3 million) and $275.0 million borrowed under the Company’s credit facility, to repay $75.1 million of outstanding debt to unaffiliated third parties, to pay accrued interest and principal on the $100.0 million intercompany note representing a dividend paid to ALLETE, and to repay all of the Company’s other outstanding intercompany debt owed to ALLETE and its subsidiaries, totaling $105.0 million. In addition, the Company’s two existing senior notes were redeemed on August 18, 2004, for $139.0 million, including $14.0 million of

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

prepayment expenses. The remaining net proceeds from the initial public offering, notes offering and new credit facility were used for general corporate purposes, including the repurchase of 6.2 million shares of the Company’s common stock pursuant to a share repurchase program approved by the Company’s board of directors on August 30, 2004. The repurchase program was completed on May 12, 2005, and resulted in aggregate expenditures of $128.9 million from the fourth quarter 2004 through the second quarter 2005.

On September 20, 2004, ALLETE completed the distribution of a stock dividend to all ALLETE stockholders. One share of ADESA common stock was distributed to ALLETE stockholders of record as of September 13, 2004, for each share of ALLETE common stock outstanding, resulting in a total distribution of 88.6 million common shares of ADESA. The distribution was structured to qualify as a tax-free stock dividend to ALLETE shareholders.

Note 3—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of ADESA and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Business Segments

The Company’s operations are grouped into three operating segments: used vehicle auctions, Impact salvage auctions and AFC. As permitted by Statement of Financial Accounting Standards (“SFAS”) 131, Disclosures about Segments of an Enterprise and Related Information, the Company aggregates its three operating segments into two reportable business segments: Auction Services Group and Dealer Services Group. Auction Services Group includes used vehicle and salvage auctions. Dealer Services Group includes the results of operations of AFC and its related subsidiaries. Operations are measured through careful budgeting and monitoring of contributions to consolidated income from continuing operations by each business segment. Discontinued operations include the operating results of the Company’s vehicle importation business and ComSearch, Inc., which were discontinued in February of 2003 and August of 2005, respectively.

Derivative Instruments and Hedging Activity

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The Company currently uses interest rate swaps that are designated and qualify as cash flow hedges to manage the variability of cash flows to be paid due to interest rate movements on its variable rate debt. The Company does not, however, enter into hedging contracts for trading or speculative purposes. The fair value of the interest rate swap agreements is estimated using pricing models widely used in financial markets and represents the estimated

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

amount the Company would receive or pay to terminate the agreement at the reporting date. The fair value of the swap agreements is recorded in “Other assets” or “Other liabilities” on the consolidated balance sheet based on the gain or loss position of the contracts. Changes in the fair value of the interest rate swap agreements designated as cash flow hedges are recorded as a component of “Accumulated other comprehensive income”. Gains and losses on interest rate swap agreements are subsequently included in earnings as an adjustment to interest expense in the same periods in which the related interest payments being hedged are recognized in earnings. The Company uses the change in variable cash flows method to assess hedge effectiveness in accordance with SFAS 133.

Foreign Currency Translation

Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at average exchange rates in effect during the period. Assets and liabilities of foreign operations are translated using the exchange rates in effect at the end of the period. Foreign currency transaction gains and losses are included in the consolidated statements of income within “Other income, net”. Adjustments arising from the translation of net assets located outside the U.S. (gains and losses) are shown as a component of “Accumulated other comprehensive income”. Accumulated other comprehensive income was comprised of gains from foreign currency translation totaling $57.9 million, $49.5 million and $50.1 million at April 19, 2007, and December 31, 2006 and 2005, and unrealized gains (losses) on interest rate swaps designated as cash flow hedges totaling $0 million, $0.1 million and $0.5 million at April 19, 2007, and December 31, 2006 and 2005.

Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

Restricted Cash

AFC Funding Corporation, a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary of AFC, is required to maintain a cash reserve approximating 1 percent of total sold receivables to the bank conduit facility as security for the receivables sold. AFC also maintains other cash reserves associated with its banking relationships.

Receivables

Trade receivables include the unremitted purchase price of vehicles purchased by third parties at the auctions, fees to be collected from those buyers and amounts for services provided by the Company related to certain consigned vehicles in the Company's possession. These amounts due with respect to the consigned vehicles are generally deducted from the sales proceeds upon the eventual auction or other disposition of the related vehicles.

Finance receivables include floorplan receivables created by financing dealer purchases of vehicles in exchange for a security interest in those vehicles and special purpose loans. Floorplan receivables become due at the earlier of the dealer subsequently selling the vehicle or a predetermined time period (generally 30 to 60 days). Floorplan receivables include (1) eligible receivables that are not yet sold to the bank conduit facility (see Note 9), (2) Canadian floorplan receivables, (3) U.S. floorplan receivables not eligible for the bank conduit facility,

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

and (4) receivables that were sold to the bank conduit facility that come back on the balance sheet of the Company at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility. Special purpose loans relate to loans that are either line of credit loans or working capital loans that can be either secured or unsecured based on the facts and circumstances of the specific loans.

Due to the nature of the Company's business, substantially all trade and finance receivables are due from vehicle dealers, salvage buyers, institutional sellers and insurance companies. The Company has possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables.

Trade receivables and finance receivables held for investment are reported net of an allowance for doubtful accounts and credit losses. The allowances for doubtful accounts and credit losses are based on management's evaluation of the receivables portfolio under current conditions, the volume of the portfolio, overall portfolio credit quality, review of specific collection issues and such other factors which in management's judgment deserve recognition in estimating losses. Finance receivables held for sale are carried at lower of cost or market. Fair value is based upon estimates of future cash flows including estimates of anticipated credit losses. Estimated losses for receivables sold by AFC Funding Corporation to the bank conduit facility with recourse to AFC Funding Corporation (see Note 8) are recorded as an accrued expense.

Classification of finance receivables in the Consolidated Statement of Cash Flows is dependent on the initial balance sheet classification of the finance receivable. Finance receivables initially classified as held for investment are included as investing activity in the Consolidated Statement of Cash Flows and finance receivables initially classified as held for sale are included as an operating cash flow.

Retained Interests in Finance Receivables Sold

Retained interests in finance receivables sold are classified as trading securities pursuant to SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, and carried at estimated fair value with gains and losses recognized in the Consolidated Statements of Income. Fair value is based upon estimates of future cash flows, using assumptions that market participants would use to value such investments, including estimates of anticipated credit losses over the life of the finance receivables sold. The cash flows were discounted using a market discount rate.

Other Current Assets

Other current assets consist of inventories, notes receivable and prepaid expenses. The inventories, which consist of vehicles, supplies, and parts are accounted for on the specific identification method, and are stated at the lower of cost or market.

Notes receivable consist of amounts due from dealers, purchasers of assets sold and work-out loans established with customers unable to meet the repayment schedule of the finance receivables. The recognition of interest ceases upon the establishment of the work-out loans. Gross notes receivable balances in “Other current assets” were $0.4 million, $0.5 million and $0.8 million at April 19, 2007, and December 31, 2006 and 2005. The allowance for losses on notes receivable is based on management's evaluation of the notes receivable given current conditions, payment history, the credit-worthiness of the borrower and review of specific collection issues and such other factors which in management's judgment deserve recognition in estimating losses. The allowance for losses on notes receivable was approximately $0.2 million, $0.2 and $0.4 million at April 19, 2007,

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

and December 31, 2006 and 2005. Additions to the allowance are charged to bad debt expense. This amount totaled $0 million, $0 million and $0.1 million for the period January 1 - April 19, 2007, and the years ended December 31, 2006 and 2005.

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets of businesses acquired. Goodwill is tested for impairment annually, or more frequently as impairment indicators arise. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Company must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

Other Intangible Assets

Other intangible assets generally consist primarily of customer relationships, computer software and non-compete agreements, and are amortized using the straight-line method. Customer relationships are amortized over the life determined in the valuation of the particular acquisition. Costs incurred related to software developed or obtained for internal use are capitalized during the application development stage of software development and amortized over their estimated useful lives. The non-compete agreements are amortized over the life of the agreements and are written off upon being fully amortized. The lives of other intangibles assets are re-evaluated periodically when facts and circumstances indicate that revised estimates of useful lives may be warranted.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates intended to depreciate the costs of assets over their estimated useful lives. Upon retirement or sale of property and equipment, the cost of the disposed assets and related accumulated depreciation is removed from the accounts and any resulting gain or loss is credited or charged to selling, general and administrative expenses. Expenditures for normal repairs and maintenance are charged to expense as incurred. Additions and expenditures for improving or rebuilding existing assets that extend the useful life are capitalized. Leasehold improvements made either at the inception of the lease or during the lease term are amortized over the shorter of their economic lives or the lease term including any renewals that are reasonably assured.

Other Assets

Other assets consist of investments held to maturity, debt issuance costs, notes receivable, deposits, cost and equity method investments and other long-term assets. Investments at April 19, 2007, and December 31, 2006 and 2005, included $34.5 million of Fulton County Taxable Economic Development Revenue Bonds purchased

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

in connection with the capital lease for the Atlanta facility that became operational in the fourth quarter of 2003. The bonds will be held to maturity (December 1, 2017) and bear a fixed interest rate of 5 percent.

During 2006, AFC acquired a 15 percent interest in Finance Express LLC for $12.6 million in cash. Finance Express is a web-based company specializing in software to facilitate the origination of motor vehicle retail installment loan contracts between independent used vehicle dealers and lending institutions. In addition, the Company also receives certain fees from Finance Express for assistance in marketing its software product and services to independent used vehicle dealers. The Company evaluated its investment in Finance Express pursuant to Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. The Company is currently not the primary beneficiary of the VIE and its risk of loss is limited, in all material respects, to its investment in Finance Express. Finance Express is a LLC that maintains specific capital accounts for each member. Therefore, the Company uses the equity method of accounting for this investment in accordance with the guidance in Emerging Issues Task Force (“EITF”) 03-16, Accounting for Investments in Limited Liability Companies, Statement of Position (“SOP”) 78-9, Accounting for Investments in Real Estate Ventures, and SAB Topic D-46, Accounting for Limited Partnership Investments. The Company’s share of Finance Express’ earnings or losses is recorded in “Other income, net” in the Consolidated Statements of Income and was not material for the period ended April 19, 2007 and the year ended December 31, 2006.

Debt issuance costs reflect the expenditures incurred in the first half of 2004 to issue the $125 million senior subordinated notes and to obtain the bank credit facility. In addition, debt issue costs reflect the expenditures incurred in the third quarter of 2005 to amend and restate the bank credit facility. The debt issuance costs are being amortized over their respective lives to interest expense and had a carrying amount of $4.8 million, $5.2 million and $6.5 million at April 19, 2007, December 31, 2006 and 2005.

Long-Lived Assets

ADESA applies SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Management reviews its property and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. If the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, a loss is recognized in the period when it is determined that the carrying amount of the asset may not be recoverable to the extent that the carrying amount exceeds the fair value of the asset. The impairment analysis is based on the Company’s current business strategy, expected growth rates and estimated future economic and regulatory conditions.

Accounts Payable

Accounts payable include amounts due sellers from the proceeds of the sale of their consigned vehicles less any fees, as well as outstanding checks to sellers and vendors. Book overdrafts, representing outstanding checks in excess of funds on deposit, are recorded in “Accounts payable” and amounted to $ 181.4 million, $135.2 million and $144.5 million at April 19, 2007, and December 31, 2006 and 2005.

Environmental Liabilities

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

legal information becomes available. Accruals for environmental liabilities are included in “Other accrued expenses” (current portion) and “Other liabilities” (long-term portion) at undiscounted amounts and generally exclude claims for recoveries from insurance or other third parties.

Revenue Recognition

Auction Services Group

Revenues and the related costs are recognized when the services are performed. Auction fees from sellers and buyers are recognized upon the sale of the vehicle through the auction process. Many of the vehicles that are sold at auction are consigned to the Company by the seller and held at the Company’s facilities. The Company does not take title to these consigned vehicles and recognizes revenue when a service is performed as requested by the owner of the vehicle. The Company does not record the gross selling price of the consigned vehicles sold at auction as revenue. Instead, the Company records only its auction fees as revenue because it does not take title to the consigned vehicles, has no influence on the vehicle auction selling price agreed to by the seller and buyer at the auction and the fees that the Company receives for its services are generally a fixed amount. Revenues from reconditioning, logistics, vehicle inspection and certification, titling, evaluation and salvage recovery services are generally recognized when the services are performed.

Dealer Services Group

AFC’s revenue is comprised primarily of securitization income and interest and fee income. As is customary for finance companies, AFC’s revenues are reported net of a provision for credit losses. The following table summarizes the primary components of AFC's revenue:

Dealer Services Group Revenue (In millions)	January 1 – April 19, 2007	December 31,
		2006	2005	2004
Securitization income	$24.9	$75.1	$69.3	$67.5
Interest and fee income	20.3	68.4	56.2	48.6
Other revenue	1.2	0.7	0.5	1.7
Provision for credit losses	(0.5)	(0.2)	—	(1.2)

	$45.9	$144.0	$126.0	$116.6

Securitization income

Securitization income is primarily comprised of the gain on sale of finance receivables sold, but also includes servicing income, discount accretion, and any change in the fair value of the retained interest in finance receivables sold. AFC generally sells its U.S. dollar denominated finance receivables through a revolving private securitization structure. Gains and losses on the sale of receivables are recognized upon transfer to the bank conduit facility.

Interest and fee income

Interest on finance receivables is recognized based on the number of days the vehicle remains financed. AFC ceases recognition of interest on finance receivables when the loans become delinquent, which is generally 31 days past due. Dealers are also charged fees to floorplan a vehicle (“floorplan fee”) and to extend the terms of the receivable (“curtailment fee”). AFC fee income including floorplan and curtailment fees is recognized over the life of the finance receivable.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Loan origination costs

Loan origination costs incurred by AFC in originating floorplan receivables are capitalized at the origination of the customer contract. Such costs for receivables retained are amortized over the estimated life of the customer contract. Costs associated with receivables sold are included as a reduction in securitization income.

Income Taxes

The Company will file a consolidated federal income tax return for the period ended April 19, 2007, and has filed a consolidated federal income tax return for the years ended December 31, 2006 and December 31, 2005, and for the period that began on September 21, 2004 and ended December 31, 2004. The Company is included in the consolidated federal income tax return of ALLETE for the period that began January 1, 2004 and ended September 20, 2004. The Company files state income tax returns in accordance with the applicable rules of each state. The Company accounts for income taxes under the asset and liability method in accordance with SFAS 109, Accounting for Income Taxes. The provision for income taxes includes federal, foreign, state and local income taxes currently payable, as well as deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Earnings per Share

Earnings per share-basic is computed by dividing net income by the weighted average common shares outstanding during the year. Earnings per share-diluted represents net income divided by the sum of the weighted average common shares outstanding plus potential dilutive instruments such as stock options and unvested restricted stock. The effect of stock options on earnings per share-diluted is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company’s common stock at the average market price during the period. Stock options that would have an anti-dilutive effect on earnings per share are excluded from the calculations.

Accounting for Stock-Based Compensation

Prior to 2006, ADESA applied the intrinsic value method provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, to account for stock-based awards. Under the intrinsic value method, no compensation cost is recognized if the exercise price of the Company’s stock options was equal to or greater than the market price of the underlying stock on the date of grant. Accordingly, the Company did not recognize compensation expense for employee stock options that were granted in prior years. However, compensation expense was recognized on other forms of stock-based awards, including restricted stock units and performance based stock awards. SFAS 123(R), Share-Based Payment, replaces SFAS 123 and supersedes APB 25. The statement requires that all stock-based compensation be recognized as expense in the financial statements and that such cost be measured at the fair value of the award at the grant date. On January 1, 2006, the Company adopted the provisions of SFAS 123(R) using the modified prospective application method, and therefore was not required to restate its financial results for prior periods. Under this transition method, as of January 1, 2006, ADESA began to apply the provisions of this statement to new and modified awards, as well as to the nonvested portion of awards granted and outstanding at the time of adoption using the fair value amounts determined for pro forma disclosure under SFAS 123.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

The Company’s stock-based compensation awards, including both stock options and restricted stock units, have a retirement eligible provision, whereby awards granted to employees who have reached the retirement eligible age and meet certain service requirements with either ADESA and/or its former parent, ALLETE, automatically vest when an eligible employee retires from the Company. The Company has previously accounted for this type of arrangement by recognizing compensation cost (for both pro forma and recognition purposes) over the nominal vesting period (i.e., over the full stated vesting period of the award) and, if the employee retired before the end of the vesting period, by recognizing any remaining unrecognized compensation cost at the date of retirement. Following adoption of SFAS 123(R), new awards are subject to the non-substantive vesting period approach, which specifies that an award is vested when the employee’s retention of the award is no longer contingent on providing subsequent service. Recognizing that many companies followed the nominal vesting period, the SEC issued guidance for transitioning to the non-substantive vesting period approach. The Company has revised its approach to apply the non-substantive vesting period approach to all new grants after adoption, but continues to follow the nominal vesting period approach for the remaining portion of unvested outstanding awards. An additional requirement of SFAS 123(R) is that estimated forfeitures be considered in determining compensation expense. As previously permitted, the Company recorded forfeitures when they occurred. Estimating forfeitures did not have a material impact on the determination of compensation expense.

On March 9, 2005, the board of directors (the “board”) of the Company accelerated the vesting of certain unvested and “out-of-the-money” stock options previously awarded to employees and officers that have an exercise price of $24 per share. The awards accelerated were made under the ADESA, Inc. 2004 Equity and Incentive Plan in conjunction with ADESA’s initial public offering (“IPO”) in June 2004. As a result, options to purchase approximately 2.9 million shares of the Company’s common stock became exercisable immediately and the Company disclosed incremental pro forma stock-based employee compensation expense of approximately $7.7 million, net of tax, in the first quarter 2005. The options awarded in conjunction with the IPO to the Company’s named executive officers and the majority of the other officers would have vested in equal increments at June 15, 2005, 2006 and 2007. The options awarded to certain other executive officers and employees had different vesting terms. One-third of the options awarded to the other executive officers and employees vested on December 31, 2004. The remaining two-thirds of the options awarded to these executive officers and other employees in conjunction with the IPO would have vested in equal increments at December 31, 2005 and 2006. All of these options expire in June 2010. All other terms and conditions applicable to the outstanding stock option grants remain in effect. In connection with the merger transaction, as described in Note 1, these options were cancelled in exchange for payments in cash of $27.85 per underlying share.

The Company and its board considered several factors in determining to accelerate the vesting of these options. Primarily, the acceleration enhances the comparability of the Company’s 2005 financial statements with those of 2006 and subsequent periods. The options awarded to the executive officers were special, one-time grants in conjunction with the Company’s IPO. As such, these grants are not indicative of past grants when ADESA was a subsidiary of ALLETE prior to June 2004 and are not representative of the Company’s expected future grants. The Company and board also believe that the acceleration was in the best interest of the stockholders as it reduces the Company’s reported stock option expense in future periods and mitigates the impact of applying SFAS 123(R).

As a result of adopting SFAS 123(R) on January 1, 2006, income from continuing operations before income taxes and net income for the year ended December 31, 2006, were $2.3 million and $1.4 million lower, respectively, than if the Company had continued to account for share-based awards under APB Opinion No. 25. Basic and diluted earnings per share from continuing operations were both $0.02 lower for the year ended December 31, 2006 as a result of the adoption of SFAS 123(R).

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Prior to the adoption of SFAS 123(R), tax benefits of deductions resulting from the exercise of stock options were presented as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123(R) requires cash flows resulting from tax deductions from the exercise of stock options in excess of recognized compensation cost (excess tax benefits) to be classified as financing cash flows. This change in classification did not have a significant impact on the Consolidated Statement of Cash Flows as the excess tax benefits recognized for the year ended December 31, 2006 were approximately $0.5 million.

Prior to the adoption of SFAS 123(R), the Company applied the disclosure-only provisions of SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which permitted companies to apply the existing accounting rules under APB Opinion No. 25 and related interpretations. Generally, if the exercise price of options granted under the plan was equal to the market price of the underlying common stock on the grant date, no share-based compensation cost was recognized in net income. As required by SFAS 148, prior to the adoption of SFAS 123(R), pro forma net income and pro forma net income per common share were disclosed for stock-based awards, as if the fair value recognition provisions of SFAS 123 had been applied.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123(R) to all stock-based employee awards granted in fiscal years 2005 and 2004 prior to the adoption of 123(R). The fair value of stock options was estimated as of the grant date using the Black-Scholes option-pricing model and the attribution method. The Black-Scholes option-pricing model does not consider the non-traded nature of employee stock options, the lack of transferability or a vesting period. If the model took these items into consideration, the resulting estimate for fair value of the stock options could be different. In addition, because of the change to the non-substantive vesting period approach, the application of estimated forfeitures, the acceleration of vesting of underwater IPO stock options, the fact that the Company’s options vest over three years and additional option grants have been made subsequent to January 1, 2006, the results of expensing stock-based awards under SFAS 123(R) may have a materially different affect on net income in future periods than that presented below.

	Year Ended December 31,
(in millions, except per share amounts)	2005	2004
Reported net income	$125.5	$105.3
Add: stock-based employee compensation included in reported net income, net of tax(1)	1.4	1.2
Deduct: total stock-based employee compensation expense, net of tax	(12.9)	(5.8)

Pro forma net income	$114.0	$100.7

Earnings per share:
Basic—as reported	$1.40	$1.15

Basic—pro forma	$1.27	$1.10

Diluted—as reported	$1.39	$1.15

Diluted—pro forma	$1.26	$1.10

(1)	Reported amounts include expense associated with restricted stock units and performance share awards.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Reclassifications and Revisions

Certain prior year amounts in the consolidated financial statements have been reclassified or revised to conform to the current year presentation.

Note 4—Acquisitions

2006 Acquisitions

In February 2006, the Company completed the purchase of certain assets of the N.E. Penn Salvage Company, an independently owned salvage auction in northeast Pennsylvania. The purchased assets included the accounts receivables, operating equipment and customer relationships related to the auction. In addition, the Company entered into operating lease obligations related to the facility through 2016. Initial annual lease payments for the facilities total approximately $0.1 million per year. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

In March 2006, the Company completed the acquisition of certain assets of Auction Broadcasting Company’s South Tampa used vehicle auction serving western and central Florida. The Company has renamed the auction ADESA Sarasota. The assets purchased included land and buildings, the related operating equipment, accounts receivable and customer relationships related to the auction. The auction is comprised of approximately 63 acres and includes six auction lanes and full-service reconditioning shops providing detail, mechanical and body shop services. The Company did not assume any material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

In September 2006, the Company acquired three independent salvage auctions in the state of Texas, providing the Company a presence in the second largest salvage market in the U.S. The auctions have been renamed ADESA Impact San Antonio, ADESA Impact Houston and ADESA Impact Dallas/Ft. Worth. The assets purchased included operating equipment, accounts receivable and customer relationships related to the auctions. In addition, the Company entered into operating lease obligations related to the facilities through 2011. Initial annual lease payments for the facilities total approximately $1.2 million per year. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for these acquisitions have been included in the Company’s consolidated financial statements since the date of acquisition.

ADESA acquired the five previously mentioned auctions for a total cost of $54.5 million, in cash. Purchase price allocations have been recorded for each acquisition. The purchase price of the acquisitions was allocated to the acquired assets based upon fair market values, including $12.9 million to other intangible assets, representing the fair value of acquired customer relationships and non-compete agreements, which will be amortized over their expected useful lives of 3 to 15 years. The purchase price allocations resulted in aggregate goodwill of $23.3 million. The goodwill was assigned to the Auction Services Group reporting segment and is expected to be fully deductible for tax purposes. Pro forma financial results reflecting the acquisitions were not materially different from those reported.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

2005 Acquisitions

On May 3, 2005, the Company completed the purchase of certain assets of ABC Washington Dulles, LLC to gain access to the Washington, D.C. auction market. The Company assumed an operating lease through 2025 for the 83-acre auction facility located in Sterling, Virginia, which commenced operations in 2001, offering six auction lanes and reconditioning facilities. The assets purchased included the related operating equipment and all customer relationships related to the auction. Initial annual lease payments for the facility are approximately $1.9 million per year. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

On June 30, 2005, the Company acquired an independently owned salvage auction facility serving Charlotte and western North Carolina to expand its reach in the southeastern U.S. The assets included an 128-acre facility, the related operating equipment, accounts receivable, and all customer relationships related to the auction. The Company did not assume any material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

On November 2, 2005, the Company completed the purchase of certain assets of the “Ohio Connection,” a group of four independently owned salvage auctions that handle approximately 20,000 salvage units annually to expand ADESA Impact’s regional coverage. The assets include the operating equipment and all customer relationships related to the auctions. In addition, the Company has operating lease obligations related to the four facilities through 2015. Initial annual lease payments for the facilities total approximately $0.5 million per year. Two of the purchase agreements include contingent payments related to the volume of certain vehicles sold subsequent to the purchase date. The Company made contingent payments in 2006 totaling approximately $1.3 million pursuant to these agreements. The Company did not assume any other material liabilities or indebtedness in connection with the acquisition. Financial results for this acquisition have been included in the Company’s consolidated financial statements since the date of acquisition.

In summary, ADESA acquired the previously mentioned auctions during 2005 for a total cost of $30.4 million, in cash including the contingent payments made in 2006. The purchase price of the acquisitions was allocated to the acquired assets based upon fair market values, including $7.3 million to other intangible assets, representing the fair value of acquired customer relationships and non-compete agreements, which will be amortized over their expected useful lives ranging from 2 to 20 years. The purchase price allocations resulted in aggregate goodwill of $18.5 million. The goodwill was assigned to the Auction Services Group reporting segment and is expected to be fully deductible for tax purposes. Pro forma financial results for the acquisitions were not material.

Note 5—Discontinued Operations

In August 2005, ADESA sold ComSearch, Inc. which provides professional claims outsourcing services, automotive parts-locating and desk-auditing services to the property and casualty insurance industry. In February 2003, management approved a plan to discontinue the operations of the Company’s vehicle importation business. The financial results of ComSearch and the vehicle importation business have been accounted for as discontinued operations for all periods presented. Both businesses were formerly included in the Auction Services Group reporting segment.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Net loss from discontinued operations for the period January 1 through April 19, 2007 and the year ended December 31, 2006 primarily includes interest on the vehicle importation business adverse judgment. Net loss from discontinued operations for the year ended December 31, 2005 includes the operating loss of ComSearch, the loss on sale of the ComSearch business totaling $0.1 million and interest on the vehicle importation business adverse judgment. Net loss from discontinued operations in 2004 includes a $6.9 million pretax charge related to the vehicle importation business adverse judgment, including the related accrued interest and legal costs, partially offset by $0.8 million in pretax income generated by ComSearch.

At April 19, 2007, and December 31, 2006 and 2005 there were $0 million in assets and $7.2 million, $7.2 million and $6.8 million in liabilities related to discontinued operations, respectively. Liabilities at April 19, 2007, and December 31, 2006 and 2005 primarily represent the accrual of the importation adverse judgment, under appeal, and accrued interest on the award pursuant to Michigan law. For a complete discussion of the Importation litigation, see Note 21.

The following summarizes financial information for the discontinued operations (in millions, except per share data):

	January 1 – April 19, 2007	December 31,
		2006	2005	2004
Statements of Income
Operating revenues	$—	$—	$2.9	$6.1
Operating expenses	0.1	0.6	3.6	12.2

(Loss) before income taxes	(0.1)	(0.6)	(0.7)	(6.1)
Income taxes	—	0.1	0.1	2.4

(Loss) from discontinued operations	$(0.1)	$(0.5)	$(0.6)	$(3.7)

Net (loss) per share from discontinued operations—basic	$—	$—	$—	$(0.04)

Net (loss) per share from discontinued operations—diluted	$—	$(0.01)	$(0.01)	$(0.04)

Note 6—Stock Plans

Equity and Incentive Plan

Prior to the merger transactions, ADESA had an equity and incentive plan under which employees were awarded stock options, restricted stock and other stock-based awards. As a result of the merger transactions on April 20, 2007, as discussed in Note 1, all outstanding options, restricted stock and restricted stock units became fully vested on the date of the merger. As such, approximately 3.4 million outstanding options to purchase shares of ADESA’s common stock were cancelled in exchange for payments in cash of $27.85 per underlying share, less the applicable option exercise price, resulting in net proceeds to holders of $18.6 million. In addition, approximately 0.3 million outstanding restricted stock and restricted stock units were cancelled in exchange for payments in cash of $27.85 per underlying share. The accelerated vesting of the options resulted in additional stock-based compensation expense of approximately $2.0 million and the accelerated vesting of restricted stock and restricted stock units resulted in additional stock-based compensation expense of approximately $2.8 million. This additional $4.8 million is included in the “Transaction expenses” line item of the Consolidated Income Statement for the period from January 1 through April 19, 2007.

Prior to the merger transactions, certain key employees of the Company and its subsidiaries participated in the ADESA, Inc. 2004 Equity and Incentive Plan (“the Plan”). The maximum number of shares reserved for the

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

grant of awards under the 2004 Equity and Incentive Plan was 8.5 million. There were approximately 2.9 million remaining shares available for grant under the Plan on December 31, 2006. The Plan provided for the grant of incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. To date, the grants have been stock options, restricted stock and restricted stock units.

The Company used its treasury stock to satisfy stock option exercises and stock distributions. At April 19, 2007 and December 31, 2006, the Company held 4,093,395 shares and 4,785,335 shares of treasury stock, respectively.

The compensation cost that was charged against income for all plans was $6.4 million, $4.5 million, $5.8 million, $2.8 million and $1.6 million for the period ended January 1 through April 19, 2007, the nine months ended September 30, 2006 and the years ended December 31, 2006, 2005 and 2004. The total income tax benefit recognized in the Consolidated Statements of Income for stock compensation agreements was approximately $2.5 million, $1.7 million, $2.2 million, $1.0 million and $0.2 million for the period January 1 through April 19, 2007, the nine months ended September 30, 2006 and the years ended December 31, 2006, 2005 and 2004. Had the Company followed SFAS 123 rather than APB Opinion No. 25, an additional $11.5 million and $4.6 million of compensation expense, net of tax, would have been recorded for the years ended December 31, 2005 and 2004 (as disclosed in the pro forma information in Note 3). The Company did not capitalize any stock-based compensation cost in the year ended December 31, 2006.

Stock Options

Stock options were granted under the Plan at an exercise price of not less than the fair market value of a share of ADESA common stock on the date of grant and generally vested in equal annual installments over three years with expiration not to exceed six years from the date of grant. The weighted average fair value of options granted was $8.54 per share, $7.36 per share and $7.64 per share for the years ended December 31, 2006, 2005 and 2004, respectively. There were no option grants under the Plan in 2007. The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Assumptions	2006	2005	2004
Risk-free interest rate	4.6 - 5.0%	3.6%	3.6%
Expected life—years	4	4	4
Expected volatility	38.0%	41.0%	39.0%
Dividend yield	1.15 - 1.18%	1.34%	1.25%

Risk-free interest rate—This is the yield on U.S. Treasury Securities posted at the date of grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected life—years—This is the period of time over which the options granted are expected to remain outstanding. Options granted by ADESA had a maximum term of six years, while the options converted from ALLETE to ADESA had a maximum term of ten years. An increase in the expected life will increase compensation expense.

Expected volatility—Actual changes in the market value of the Company’s stock are used to calculate the volatility assumption. Based on the Company’s limited time as a publicly traded company, a

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

combination of historical volatility and the volatility of its comparable peer group was used to calculate expected volatility. An increase in the expected volatility will increase compensation expense.

Dividend yield—This is the annual rate of dividends per share over the exercise price of the option. An increase in the dividend yield will decrease compensation expense.

Concurrent with the pricing of the initial public offering, the Company granted options to purchase approximately 3.0 million shares of ADESA common stock, with an exercise price of $24 per share, to officers and employees under the ADESA, Inc. 2004 Equity and Incentive Plan. In March 2005, the Company’s board of directors accelerated the vesting of these unvested and then “out-of-the-money” stock options. The options awarded in conjunction with the IPO to the Company’s named executive officers and the majority of the other officers would have vested in equal increments at June 15, 2005, 2006 and 2007. The options awarded to certain other executive officers and employees had different vesting terms. One-third of the options awarded to the other executive officers and employees vested on December 31, 2004. The remaining two-thirds of the options awarded to these executive officers and other employees in conjunction with the IPO would have vested in equal increments at December 31, 2005 and 2006. All of these options expire in June 2010. Concurrent with the separation from ALLETE on September 20, 2004, certain options to purchase ALLETE stock that were held by ADESA employees were converted to Company stock options. The options were converted at quantities and exercise prices that maintained the intrinsic value of the option as it existed immediately prior to the separation. The vesting dates and exercise periods of the options were not affected by the conversion.

On February 15, 2005 and April 26, 2005, the Company granted options to purchase approximately 0.7 million shares and approximately 0.1 million shares of ADESA common stock, with exercise prices of $22.44 per share and $24.00 per share, respectively, under the ADESA, Inc. 2004 Equity and Incentive Plan. The $22.44 options vest in equal increments at February 14, 2006, 2007 and 2008. The $24.00 options vested immediately upon grant. The options have a six year life.

In 2006 the Company granted options to purchase approximately 0.3 million shares of ADESA common stock with exercise prices of $26.17, $25.60 and $25.32 per share, under the ADESA, Inc. 2004 Equity and Incentive Plan. The options vest in equal increments through the first part of 2009. Approximately 15% of the options are subject to the attainment of certain performance criteria. The options have a six year life.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

The following table summarizes stock option activity for the year ended December 31, 2006 and the period ended April 19, 2007:

Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2006	4,482,953	$22.09
Granted	338,507	$25.99
Exercised	(453,216)	$20.93
Forfeited or cancelled	(254,336)	$23.90

Outstanding at December 31, 2006	4,113,908	$22.43	3.9	$21.9

Exercisable at December 31, 2006	3,416,548	$22.10	3.8	$19.3

Outstanding at January 1, 2007	4,113,908	$22.43
Granted	—	NA
Exercised	(674,855)	$22.35
Forfeited or cancelled	(7,502)	$24.76

Outstanding at April 19, 2007	3,431,551	$22.44	3.6	$18.5

The aggregate intrinsic value in the table above represents the total pretax intrinsic value, based on ADESA’s closing stock price of $27.75 and $27.82 on December 31, 2006 and April 19, 2007, respectively, that would have been received by the option holders had all option holders exercised their options as of that date. This amount changes continuously based on the fair value of the Company’s stock. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $2.1 million, $6.6 million and $0.2 million. The total intrinsic value of options exercised from January 1 through April 19, 2007 was $4.1 million. The fair value of all vested and exercisable shares at April 19, 2007 and December 31, 2006, 2005 and 2004 was $83.9 million, $94.8 million, $94.5 million and $28.5 million, respectively.

As of December 31, 2006, there was approximately $2.4 million of total unrecognized compensation expense related to stock options granted which was expected to be recognized over a weighted average term of 1.8 years. This unrecognized compensation expense only includes the cost for those options expected to vest, as the Company estimated expected forfeitures in accordance with SFAS 123(R). When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as actual forfeitures. An increase in estimated forfeitures would decrease compensation expense.

As a result of the merger, the vesting of the options was accelerated and resulted in approximately $2.0 million of additional stock-based compensation expense. This additional $2.0 million is included in the “Transaction expenses” line item of the Consolidated Income Statement for the period January 1 through April 19, 2007.

Restricted Stock Units

The fair value of restricted stock units (“RSUs”) is the value of ADESA’s stock at the date of grant, which ranges between $20.51 and $26.24 per share. The grants are contingent upon continued employment and vest over periods ranging from one to three years. Dividends, payable in stock, accrue on a portion of the grants and are subject to the same specified terms as the original grants. As of December 31, 2006, a total of 3,808 stock units have accumulated on nonvested RSUs due to dividend reinvestment.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

The following table summarizes RSU activity, excluding dividend reinvestment units, for the year ended December 31, 2006 and the period ended April 19, 2007:

Restricted Stock Units	Number	Weighted Average Grant Date Fair Value
RSUs at January 1, 2006	227,769	$23.34
Granted	85,990	$26.02
Vested	(12,541)	$20.88
Forfeited	(19,523)	$23.89

RSUs at December 31, 2006	281,695	$24.23

Granted	93,407	$28.45
Vested	(25,661)	$24.44
Forfeited	(880)	$27.61

RSUs at April 19, 2007	348,561	$25.34

As of December 31, 2006, there was $2.1 million of total unrecognized compensation expense related to nonvested RSUs granted which was expected to be recognized over a weighted average term of 1.5 years. As a result of the merger, the vesting of the RSUs was accelerated and resulted in approximately $1.5 million of additional stock-based compensation expense. This additional $1.5 million is included in the “Transaction expenses” line item of the Consolidated Income Statement for the period January 1 through April 19, 2007.

The fair value of shares vested during the year ended December 31, 2006 was $0.3 million. The fair value of shares vested from January 1 through April 19, 2007 was $0.7 million.

Performance Based Restricted Stock Units

The Company’s 2006 long-term incentive plan included performance based restricted stock units whose future award was contingent upon annual 2006 income from continuing operations performance. In February 2007, the Company granted approximately 91,400 restricted stock units pursuant to the performance based component of the 2006 long-term incentive plan, with a grant date fair value of $28.59 per share. The RSU grants vest 33 percent in February 2008, 33 percent in February 2009 and 34 percent in February 2010. The Company accrued $0.9 million of expense through December 31, 2006 for the performance based RSUs. The amount is included in “Accrued employee benefits and compensation expenses” on the Consolidated Balance Sheet. As a result of the merger, the vesting of these restricted stock units was accelerated and resulted in approximately $1.3 million of additional stock-based compensation expense. This additional $1.3 million is included in the “Transaction expenses” line item of the Consolidated Income Statement for the period from January 1 through April 19, 2007.

Employee Stock Purchase Plan

Employees of the Company who meet certain eligibility requirements may participate in the ADESA, Inc. Employee Stock Purchase Plan (“ESPP”). Eligible participants are allowed to purchase shares of the Company’s common stock for 95 percent of the fair market value of a share of common stock on the New York Stock Exchange on the first trading day of each month. A participant’s combined payroll deductions, cash payments and reinvested dividends in the plan may not exceed $25 thousand per year. At December 31, 2006, approximately 26,000 shares had been issued under the ESPP plan and there were approximately 474,000 shares of ADESA common stock available for grant under the Company’s ESPP plan. As a condition to the definitive

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

merger agreement between the Company and a group of private equity funds entered into on December 22, 2006, ADESA agreed not to grant any purchase rights or issue any common stock pursuant to the ESPP plan subsequent to the purchase period that ended December 31, 2006.

Share Repurchase Program

On August 30, 2004, the Company’s board of directors approved a share repurchase program authorizing the repurchase of up to $130 million of the Company’s common stock. The Company’s share repurchase program included open market transactions executed from time to time at prevailing market prices, as well as privately negotiated transactions, and was structured to comply with, and be conducted under, Rule 10b-18 of the Securities Exchange Act of 1934 and other applicable regulations. On May 12, 2005, the Company completed its share repurchase program. The Company repurchased a cumulative total of 6.2 million shares at a weighted average price of $20.83 and an aggregate cost of $128.9 million pursuant to the program.

Note 7—Earnings Per Share

The following table sets forth the computation of earnings per share (in millions except share and per share amounts):

	January 1 – April 19, 2007	January 1 – September 30, 2006	Year Ended December 31,
			2006	2005	2004
Income from continuing operations	$27.0	$106.9	$126.8	$126.1	$109.0
Loss from discontinued operations, net of income taxes	(0.1)	(0.4)	(0.5)	(0.6)	(3.7)

Net income	$26.9	$106.5	$126.3	$125.5	$105.3

Weighted average common shares outstanding	90.62	89.84	89.87	89.87	91.22
Effect of dilutive stock options and restricted stock awards	0.76	0.37	0.37	0.45	0.23

Weighted average common shares outstanding and assumed conversions	91.38	90.21	90.24	90.32	91.45

Earnings per share—basic
Income from continuing operations	$0.30	$1.19	$1.41	$1.40	$1.19
Loss from discontinued operations, net of income taxes	—	—	—	—	(0.04)

Net income	$0.30	$1.19	$1.41	$1.40	$1.15

Earnings per share—diluted
Income from continuing operations	$0.29	$1.19	$1.41	$1.40	$1.19
Loss from discontinued operations, net of income taxes	—	(0.01)	(0.01)	(0.01)	(0.04)

Net income	$0.29	$1.18	$1.40	$1.39	$1.15

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Basic earnings per share were calculated based upon the weighted-average number of outstanding common shares for the period. Diluted earnings per share were calculated consistent with basic earnings per share including the effect of dilutive unissued common shares related to the Company’s stock-based employee compensation programs. Total options outstanding at April 19, 2007 and December 31, 2006, 2005 and 2004 were 3.4 million, 4.1 million, 4.5 million and 4.5 million, respectively. Stock options with an exercise price per share greater than the average market price per share were excluded from the calculation of diluted earnings per share for all periods presented as including these options would have an anti-dilutive impact. Approximately 0.3 million, 3.1 million and 3.0 million options were excluded from the calculation of diluted earnings per share for the years ended December 31, 2006, 2005 and 2004, respectively. The Company’s policy for calculating the potential windfall tax benefit or shortfall for the purpose of calculating assumed proceeds under the treasury stock method excludes the impact of pro forma deferred tax assets related to partially or fully vested awards on the date of adoption.

Note 8—Allowance for Credit Losses and Doubtful Accounts

The following is a summary of the changes in the allowance for credit losses related to finance receivables held for investment (in millions):

	April 19, 2007	December 31,
		2006	2005
Allowance for Credit Losses
Balance at beginning of period	$2.0	$2.4	$3.9
Provision for credit losses	0.5	0.3	—
Recoveries	0.1	0.4	0.4
Less charge-offs	(0.4)	(1.1)	(1.2)
Other	0.1	—	(0.7)

Balance at end of period	$2.3	$2.0	$2.4

AFC’s allowance for credit losses includes estimated losses for finance receivables currently held on the balance sheet of AFC and its subsidiaries. Additionally, an accrued liability of $3.9 million, $3.9 million and $2.9 million for estimated losses for loans sold by AFC Funding is recorded at April 19, 2007, December 31, 2006 and 2005. These loans were sold to a bank conduit facility with recourse to AFC Funding and will come back on the balance sheet of AFC Funding at fair market value if they prove to become ineligible under the terms of the collateral arrangement with the bank conduit facility.

The following is a summary of changes in the allowance for doubtful accounts related to trade receivables (in millions):

	April 19, 2007	December 31,
		2006	2005
Allowance for Doubtful Accounts
Balance at beginning of period	$4.9	$3.9	$7.5
Provision for credit losses	0.4	2.5	1.2
Less net charge-offs	(0.3)	(1.5)	(4.8)

Balance at end of period	$5.0	$4.9	$3.9

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Recoveries of trade receivables were netted with charge-offs, as they were not material. Changes in the Canadian exchange rate did not have a material effect on the allowance for doubtful accounts.

Note 9—Finance Receivables

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly owned, bankruptcy remote, consolidated, special purpose subsidiary (“AFC Funding Corporation”), established for the purpose of purchasing AFC’s finance receivables. Effective March 31, 2006, AFC and AFC Funding Corporation amended their securitization agreement to extend the expiration date of the agreement from June 30, 2008 to April 30, 2009. This agreement is subject to annual renewal of short-term liquidity by the liquidity providers and allows for the revolving sale by AFC Funding Corporation to a bank conduit facility of up to a maximum of $600 million in undivided interests in certain eligible finance receivables subject to committed liquidity. AFC Funding Corporation had committed liquidity of $550 million and $425 million at December 31, 2006 and December 31, 2005, respectively. On February 12, 2007, committed liquidity was increased to $600 million. Receivables that AFC Funding sells to the bank conduit facility qualify for sales accounting for financial reporting purposes pursuant to SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and as a result are not reported on the Company’s Consolidated Balance Sheet.

At April 19, 2007, AFC managed total finance receivables of $835.7 million, of which $731.8 million had been sold without recourse to AFC Funding Corporation. At December 31, 2006, AFC managed total finance receivables of $775.9 million, of which $693.0 million had been sold without recourse to AFC Funding Corporation. At December 31, 2005, AFC managed total finance receivables of $655.7 million, of which $581.9 million had been sold without recourse to AFC Funding Corporation. Undivided interests in finance receivables were sold by AFC Funding Corporation to the bank conduit facility with recourse totaling $525.0 million, $501.0 million and $399.8 million at April 19, 2007, December 31, 2006 and December 31, 2005, respectively. Finance receivables include $59.5 million, $42.6 million and $51.1 million classified as held for sale and $179.0 million, $162.7 million and $148.0 million classified as held for investment at April 19, 2007, December 31, 2006 and December 31, 2005, respectively. AFC’s allowance for losses of $2.3 million, $2.0 million and $2.4 million at April 19, 2007, December 31, 2006 and December 31, 2005, respectively, include an estimate of losses for finance receivables held for investment. Additionally, accrued liabilities of $3.9 million, $3.9 million and $2.9 million for the estimated losses for loans sold by the special purpose subsidiary were recorded at April 19, 2007, December 31, 2006 and December 31, 2005, respectively. These loans were sold to a bank conduit facility with recourse to the special purpose subsidiary and will come back on the balance sheet of the special purpose subsidiary at fair market value if they become ineligible under the terms of the collateral arrangement with the bank conduit facility.

The outstanding receivables sold, the retained interests in finance receivables sold and a cash reserve equal to 1 percent of total sold receivables serve as security for the receivables that have been sold to the bank conduit facility. After the occurrence of a termination event, as defined in the agreement, the bank conduit facility may, and could, cause the stock of AFC Funding Corporation to be transferred to the bank conduit facility, though as a practical matter the bank conduit facility would look to the liquidation of the receivables under the transaction documents as their primary remedy.

Proceeds from the revolving sale of receivables to the bank conduit facility were used to fund new loans to customers. AFC and AFC Funding Corporation must maintain certain financial covenants including, among others, limits on the amount of debt AFC can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreement also incorporates the financial covenants of ADESA’s credit facility. At December 31, 2006 and 2005, the Company was in compliance with the covenants contained in the securitization agreement.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

The following illustration presents quantitative information about delinquencies, credit losses less recoveries (“net credit losses”) and components of securitized financial assets and other related assets managed. For purposes of this illustration, delinquent receivables are defined as receivables 31 days or more past due.

	April 19, 2007
	Principal Amount of:
(in millions)	Receivables	Receivables Delinquent	Net Credit Losses During 2007
Floorplan receivables	$223.5	$4.1	$0.3
Special purpose loans	15.0	0.9	—

Finance receivables held	$238.5	$5.0	$0.3

Receivables sold	525.0
Retained interests in finance receivables sold	72.2

Total receivables managed	$835.7

	December 31, 2006			December 31, 2005
	Principal Amount of:			Principal Amount of:
(in millions)	Receivables	Receivables Delinquent	Net Credit Losses During 2007	Receivables	Receivables Delinquent	Net Credit Losses During 2006
Floorplan receivables	$192.3	$3.7	$0.7	$187.0	$4.5	$0.8
Special purpose loans	13.0	1.0	—	12.1	2.1	—

Finance receivables held	$205.3	$4.7	$0.7	$199.1	$6.6	$0.8

Receivables sold	501.0			399.8
Retained interests in finance receivables sold	69.6			56.8

Total receivables managed	$775.9			$655.7

The following table summarizes certain cash flows received from and paid to the special purpose subsidiaries:

	April 19, 2007	December 31,
		2006	2005
Proceeds from sales of finance receivables	$1,661.4	$4,646.8	$4,310.5
Servicing fees received	$6.8	$16.1	$13.5
Proceeds received on retained interests in finance receivables sold	$24.8	$113.0	$111.2

The Company’s retained interests in finance receivables sold amounted to $72.2 million, $69.6 million and $56.8 million at April 19, 2007, December 31, 2006 and December 31, 2005. Sensitivities associated with the Company’s retained interests were insignificant at all periods presented due to the short-term nature of the asset.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Note 10—Goodwill and Other Intangible Assets

Goodwill consisted of the following (in millions):

	April 19, 2007	December 31,
		2006	2005
Auction Services Group
ALLETE’s acquisition of ADESA	$113.4	$113.4	$113.4
Canadian Auction Group	100.4	100.4	100.4
Manheim Auctions	147.1	147.1	147.1
Auto Placement Center, Inc.	25.5	25.5	26.2
Impact Auto Auctions and Suburban Auto	35.4	35.4	35.5
Other	126.0	124.4	98.4

	547.8	546.2	521.0

Dealer Services Group
ALLETE’s acquisition of ADESA	11.6	11.6	11.6

	$559.4	$557.8	$532.6

Goodwill increased $25.2 million and $18.0 million during 2006 and 2005 primarily as a result of acquisitions. In addition, the goodwill increases in 2006 and 2005 were impacted by changes in the Canadian exchange rate. The $1.6 million increase in goodwill through April 19, 2007 was primarily attributable to changes in the Canadian exchange rate.

A summary of other intangibles is as follows (in millions):

		April 19, 2007
	Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Customer relationships	7 – 25	$37.2	$(9.0)	$28.2
Computer software	3 – 7	53.1	(34.6)	18.5
Other	1 – 10	2.1	(1.8)	0.3

Total		$92.4	$(45.4)	$47.0

	Useful Lives (in years)	December 31, 2006			December 31, 2005
		Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Customer relationships	7 – 25	$37.2	$(8.2)	$29.0	$25.8	$(6.4)	$19.4
Computer software	3 – 7	51.4	(31.8)	19.6	44.1	(22.6)	21.5
Other	1 –10	2.2	(1.8)	0.4	1.9	(0.8)	1.1

Total		$90.8	$(41.8)	$49.0	$71.8	$(29.8)	$42.0

The increase in other intangibles in 2006 and 2005 is primarily related to customer relationships purchased in connection with acquisitions as well as purchases of computer software. Amortization expense for other intangibles was $13.2 million, $9.6 million and $7.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. For the period January 1 through April 19, 2007, amortization expense for other intangibles was $3.9 million.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Estimated amortization expense for the next five years is $11.1 million for 2007, $6.3 million for 2008, $4.7 million for 2009, $4.2 million for 2010 and $3.5 million for 2011.

Note 11—Property and Equipment

Property and equipment consisted of the following (in millions):

	Useful Lives (in years)	April 19, 2007	December 31,
			2006	2005
Land		$213.5	$212.1	$199.7
Buildings	10 – 40	252.4	250.3	247.7
Land improvements	10 – 20	155.2	153.7	148.6
Building and leasehold improvements	5 – 40	48.4	47.8	44.9
Furniture, fixtures and equipment	2 – 10	104.9	96.0	82.9
Vehicles and aircraft	3 – 12	10.4	10.3	15.7
Construction in progress		12.0	13.7	11.6

		796.8	783.9	751.1
Accumulated depreciation		(199.2)	(186.8)	(155.2)

Property and equipment, net		$597.6	$597.1	$595.9

Depreciation expense for the period January 1 through April 19, 2007, and the years ended December 31, 2006, 2005 and 2004 was $12.0 million, $33.3 million, $31.2 million and $28.3 million.

In 2003, the Company entered into a capital lease for the new Atlanta auction facility in conjunction with the purchase of development revenue bonds. The assets included above under this capital lease are summarized below (in millions):

	April 19, 2007	December 31,
		2006	2005
Classes of Property
Land	$12.9	$12.9	$12.9
Buildings	13.3	13.3	13.3
Land improvements	5.6	5.6	5.6
Furniture, fixtures and equipment	2.7	2.7	2.7

	34.5	34.5	34.5
Accumulated depreciation	(5.5)	(5.0)	(3.4)

Capital lease assets	$29.0	$29.5	$31.1

Assets held under this capital lease are depreciated in a manner consistent with the Company's depreciation policy for owned assets.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Note 12—Long-Term Debt

As discussed in Note 1, a portion of the proceeds from the merger transactions including the debt financing and the equity contribution from the sponsors were used to repay substantially all of the existing indebtedness (including accrued interest and prepayment penalties) of ADESA, excluding the Atlanta capital lease obligations, on April 20, 2007. Long-term debt consists of the following at (in millions):

	Interest Rate	Maturity	April 19, 2007	December 31,
				2006	2005
Term Loan A	LIBOR + 1.00%	06/30/2010	$97.5	$105.0	$135.0
$350 million revolving credit facility	LIBOR + 1.00%	06/30/2010	88.0	88.0	138.0
Atlanta capital lease obligation	5.0%	12/01/2013	34.5	34.5	34.5
Senior subordinated notes	7 5/8%	06/15/2012	125.0	125.0	125.0
Canadian line of credit	Prime + 0.25%	12/31/2007	—	—	—

Total debt			345.0	352.5	432.5
Less current portion of long-term debt			30.0	30.0	70.0

Long-term debt			$315.0	$322.5	$362.5

The weighted average interest rate on the Company’s variable rate debt was 6.4 percent, 6.4 percent and 5.8 percent at April 19, 2007, and December 31, 2006 and 2005, respectively. The weighted average interest rate on all borrowings at April 19, 2007, and December 31, 2006 and 2005 was 6.69 percent, 6.68 percent and 6.25 percent.

Amended and Restated Credit Agreement

On July 25, 2005, the Company entered into a $500 million credit facility, pursuant to the terms and conditions of an amended and restated credit agreement (the “Credit Agreement”) with Bank of America, N.A., as administrative agent, and a syndicate of lenders. The Credit Agreement has a five year term that expires on June 30, 2010. Under the terms of the Credit Agreement, the lenders committed to provide advances and letters of credit in an aggregate amount of up to $500 million. Borrowings under the Credit Agreement may be used to refinance certain of ADESA’s outstanding debt, to finance working capital, capital expenditures and acquisitions permitted under the Credit Agreement and for other corporate purposes. The Credit Agreement provides for a five year $150 million term loan and a $350 million revolving credit facility. The term loan will be repaid in 20 quarterly installments, with the final payment due on June 30, 2010. The revolving credit facility may be used for loans, and up to $25 million may be used for letters of credit. Letters of credit reducing the available line of credit were $15.1 million and $14.6 million at April 19, 2007 and December 31, 2006. The revolving loans may be borrowed, repaid and reborrowed until June 30, 2010, at which time all amounts borrowed must be repaid.

The revolving credit facility and the term loan facility bear interest at a rate equal to LIBOR plus a margin ranging from 87.5 basis points to 150 basis points depending on the Company’s total leverage ratio. As of April 19, 2007 and December 31, 2006, ADESA’s margin based on its leverage ratio was 100 basis points and the effective interest rate for the year ended December 31, 2006 was 6.28 percent. The annualized effective interest rate for the period January 1 through April 19, 2007 was 7.31 percent.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

The Credit Agreement contains certain restrictive loan covenants, including, among others, financial covenants requiring a maximum total leverage ratio, a minimum interest coverage ratio, and a minimum fixed charge coverage ratio and covenants limiting ADESA’s ability to incur indebtedness, grant liens, make acquisitions, be acquired, dispose of assets, pay dividends, repurchase stock, make capital expenditures and make investments. EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude after-tax (a) gains or losses from asset sales; (b) temporary gains or losses on currency; (c) certain non-recurring gains and losses; (d) stock option expense; and (e) certain other noncash amounts included in the determination of net income, is utilized in the calculation of the financial ratios contained in the covenants. At December 31, 2006, the Company was in compliance with the covenants contained in the credit facility. The credit facility is guaranteed by substantially all of the Company’s material domestic subsidiaries (excluding, among others, AFC Funding Corporation), and is secured by a pledge of all of the equity interests in the guarantors and a pledge of 65 percent of certain capital interests of the Company’s Canadian subsidiaries.

As a result of amending the credit agreement, the Company incurred a third quarter 2005 charge of approximately $2.9 million related to the write-off of certain unamortized debt issue costs and related expenses associated with the amended and restated credit agreement.

Senior Subordinated Notes

Concurrent with the initial public offering, the Company offered 7 5/8 percent senior unsecured subordinated notes with a principal amount of $125.0 million due June 15, 2012. Interest on the notes is payable semi-annually in arrears and commenced on December 15, 2004.

At any time prior to June 15, 2008, the notes may be redeemed in whole or in part at an early redemption price. The Company may redeem the notes at any time on or after June 15, 2008 at specified redemption prices. Prior to June 15, 2007, the Company may redeem up to 35 percent of the aggregate principal amount of the notes issued under the indenture with the net cash proceeds of one or more qualified equity offerings at a redemption price equal to 107 5/8 percent of the principal amount, plus accrued and unpaid interest, provided that: (a) at least 65 percent of the aggregate principal amount of the notes issued under the indenture remains outstanding immediately after the occurrence of the redemption and (b) redemption occurs within 90 days of the date of any such equity offering.

The notes are unsecured and subordinated in right of payment to all of the Company’s existing and future senior debt, including borrowings under the credit facility. The incurrence of future senior debt is governed by certain limitations, including an interest coverage ratio exception. The notes contain certain financial and operational restrictions on paying dividends and other distributions, making certain acquisitions or investments and incurring indebtedness, and selling assets. At December 31, 2006, the Company was in compliance with the covenants contained in the senior subordinated notes.

Canadian Line of Credit

A C$8 million line of credit is available to ADESA Canada. The line of credit bears interest at a rate equal to the prime rate plus a margin ranging from 0 to 25 basis points depending on the Company’s total leverage ratio. Letters of credit reducing the available line of credit were C$2.5 million, C$2.5 million and C$2.9 million at April 19, 2007, and December 31, 2006 and 2005. The line of credit is subject to renewal at the end of each calendar year and is guaranteed by ADESA, Inc.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Future Principal Payments

Aggregate future principal payments on long-term debt are as follows (in millions):

	April 19, 2007	December 31, 2006
2007	$22.5	$30.0
2008	30.0	30.0
2009	30.0	30.0
2010	103.0	103.0
2011	—	—
Thereafter	159.5	159.5

	$345.0	$352.5

Note 13—Financial Instruments

The Company's derivative activities are initiated within the guidelines of documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative or trading purposes.

Interest Rate Risk Management

The Company uses interest rate swap agreements to manage the variability of cash flows to be paid due to interest rate movements on its variable rate debt. In June 2004, the Company entered into an interest rate swap agreement with a notional amount of $105 million to manage its exposure to interest rate movements on its variable rate debt. The interest rate swap agreement contained amortizing provisions and matured in December 2006.

In November 2005, the Company entered into an interest rate swap agreement with a notional amount of $40 million to manage its exposure to interest rate movements on its variable rate credit facility. The swap was scheduled to mature in May 2008; however, ADESA terminated its $40 million interest rate swap on March 30, 2007, in anticipation of the pending merger and early repayment of its outstanding debt. The termination of the swap resulted in a gain of approximately $0.1 million.

The Company designates its interest rate swap agreements as cash flow hedges. The fair value of the interest rate swap agreements is estimated using pricing models widely used in financial markets and represents the estimated amount the Company would receive or pay to terminate the agreements at the reporting date. At December 31, 2006 the fair value of the remaining interest rate swap agreement was a $0.2 million gain recorded in “Other assets” on the Consolidated Balance Sheet. At December 31, 2005, the fair value of the interest rate swap agreements consisted of a $0.9 million gain recorded in “Other assets” and a $0.1 million loss recorded in “Other liabilities” on the Consolidated Balance Sheet. Changes in the fair value of the interest rate swap agreements designated as cash flow hedges are recorded in “Other comprehensive income”. Unrealized gains or losses on interest rate swap agreements are included as a component of “Accumulated other comprehensive income”. At December 31, 2006, there was a net unrealized gain totaling $0.1 million, net of taxes of $0.1 million. At December 31, 2005, there was a net unrealized gain totaling $0.5 million, net of taxes of $0.3 million.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, finance receivables, trade receivables and interest rate swap agreements. The Company maintains cash and cash equivalents, short-term investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and companies and limits the amount of credit exposure with any one institution. Cash and cash equivalents include interest-bearing investments with maturities of three months or less. These investments consist primarily of A-1 and P-1 or better rated financial instruments and counterparties. Due to the nature of the Company's business, substantially all trade and finance receivables are due from vehicle dealers, salvage buyers, institutional sellers and insurance companies. The Company has possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of customers to which it grants credit terms in the normal course of business. In the event of nonperformance by counterparties to financial instruments the Company is exposed to credit-related losses, but management believes this credit risk is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Financial Instruments

The carrying amounts of trade receivables, finance receivables, other current assets, accounts payable, accrued expenses and borrowings under the Company's short-term revolving line of credit facilities approximate fair value because of the short-term nature of those instruments.

The fair value of the Company’s notes receivable is determined by calculating the present value of expected future cash receipts associated with these instruments. The discount rate used is equivalent to the current rate offered to the Company for notes of similar maturities. As of April 19, 2007 and December 31, 2006 the fair value of the Company’s notes receivable approximated the carrying value.

The fair value of the Company’s long-term debt is determined by calculating the present value of expected future cash outlays associated with the debt instruments. The discount rate used is equivalent to the current rate offered to the Company for debt of the same maturities. As of April 19, 2007 the fair value of the Company’s long-term debt approximated $352.8 million. As of December 31, 2006 the fair value of the Company’s long-term debt approximated its carrying value of $353.1 million. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Note 14—Leasing Agreements

The Company leases property, computer equipment and software, automobiles, trucks and trailers, pursuant to operating lease agreements with terms expiring through 2031. Some of the leases contain renewal provisions upon the expiration of the initial lease term, as well as fair market value purchase provisions. In accordance with SFAS 13 Accounting for Leases, rental expense is being recognized ratably over the lease period, including those leases containing escalation clauses. The deferred portion of the rent, for the leases containing escalation clauses, is included in “Accrued expenses” on the Consolidated Balance Sheet. Total future minimum lease payments for non-cancellable operating leases with terms in excess of one year (excluding renewable periods) as of December 31, 2006 are as follows (in millions):

2007	$17.2
2008	14.7
2009	11.9
2010	10.4
2011	8.4
Thereafter	105.3

$167.9

Total lease expense for the period January 1 through April 19, 2007, and the years ended December 31, 2006, 2005 and 2004 was $7.2 million, $23.6 million, $21.8 million and $21.5 million.

Note 15—Income Taxes

The components of the provision for income taxes are as follows for the periods ended (in millions):

	April 19, 2007	December 31,
		2006	2005	2004
Income from continuing operations before income taxes:
Domestic	$37.8	$163.2	$158.4	$139.6
Foreign	14.1	41.2	43.5	38.5

Total	$51.9	$204.4	$201.9	$178.1

Income tax expense (benefit) from continuing operations:
Current:
Federal	$13.9	$61.1	$32.1	$34.2
Foreign	5.1	13.6	13.9	15.0
State	1.6	8.0	1.9	16.8

Total current provision	20.6	82.7	47.9	66.0

Deferred:
Federal	5.1	(2.5)	20.5	10.9
Foreign	(0.1)	0.6	0.5	(0.4)
State	(0.7)	(3.2)	6.9	(7.4)

Total deferred provision	4.3	(5.1)	27.9	3.1

Income tax expense from continuing operations	$24.9	$77.6	$75.8	$69.1

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

The provision for income taxes was different from the U.S. federal statutory rate applied to income before taxes, and is reconciled as follows for the periods ended:

	April 19, 2007	December 31,
		2006	2005	2004
Statutory rate	35.0%	35.0%	35.0%	35.0%
State and local income taxes, net	1.8%	1.5%	3.3%	3.4%
Merger Related Costs	5.3%	0.6%	0.0%	0.0%
International Operations	3.7%	(0.4)%	(0.4)%	(0.1)%
Stock-based compensation	2.7%	0.0%	0.0%	0.0%
Other, net	(0.5)%	1.3%	(0.4)%	0.5%

Effective rate	48.0%	38.0%	37.5%	38.8%

During the 2007 period, the effective tax rate was adversely impacted by merger related costs and foreign repatriations. During 2005, the Company’s effective tax rate was favorably impacted by the recognition of certain 2004 provision to tax return adjustments, changes in estimates regarding tax contingencies, and the final settlement of a state tax dispute. The 2005 effective tax rate was unfavorably impacted by an allocation of state taxes from ALLETE which was made pursuant to a tax sharing agreement between the two companies.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred tax assets (liabilities) are comprised of the following at periods ended (in millions):

	April 19, 2007	December 31,
		2006	2005
Gross deferred tax assets:
Allowances	$6.6	$7.1	$7.6
Accruals and liabilities	8.2	7.7	8.4
Employee benefits and compensation	13.2	13.2	7.0
Foreign tax credit carryover	5.9	1.3	1.4
State net operating loss carryforwards	6.2	4.0	3.3
Foreign credits	—	—	0.9
Other	0.9	0.7	2.9

Total deferred tax asset	41.0	34.0	31.5

Deferred tax asset valuation allowance	(0.9)	(0.2)	(0.9)

Total	40.1	33.8	30.6

Gross deferred tax liabilities:
Depreciation	(28.6)	(29.6)	(32.1)
Goodwill and intangibles	(40.9)	(41.0)	(37.7)
Transaction costs	(11.6)	—	—
Other	(0.2)	(0.1)	(2.8)

Total	(81.3)	(70.7)	(72.6)

Net deferred tax liabilities	$(41.2)	$(36.9)	$(42.0)

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

The gross tax benefit from state net operating loss carryforwards expire as follows (in millions):

2007 (December 31, 2007)	$—
2008	0.3
2009	—
2010	0.1
2011	0.6
2012 to 2026	5.2

$6.2

Undistributed earnings of the Company’s foreign subsidiaries were approximately $25.6 million, $48.4 million, $36.2 million and $28.8 million at April 19, 2007, and December 31, 2006, 2005 and 2004. Because these amounts have been or will be reinvested in properties and working capital, the Company has not recorded the deferred taxes associated with these earnings.

The Company made federal income tax payments, net of refunds, of $1.0 million up to April 19, 2007, $49.7 million in 2006 and $45.7 million in 2005. During 2004, federal income tax payments, net of refunds, of $19.7 million were paid to ALLETE. State and foreign income taxes paid by the Company, net of refunds, up to April 19, 2007 and during 2006, 2005 and 2004 totaled $6.7 million, $24.1 million, $22.0 million and $26.3 million, respectively.

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No 109 (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on income tax returns. As a result of adopting FIN 48, the Company recorded an increase in liabilities of $1.7 million and a corresponding decrease in retained earnings.

Subsequent to the adoption of FIN 48, the Company had total unrecognized tax benefits of $15.7 million at January 1, 2007. The amount of unrecognized tax benefits at January 1, 2007, that if recognized, would affect the effective tax rate were $15.7 million.

The Company records interest and penalties associated with the uncertain tax positions within its provision for income taxes on the income statement. As of January 1, 2007, the Company had reserves totaling $2.9 million associated with interest and penalties, net of tax.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, U.S. and non-U.S. tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business the Company is subject to examination by taxing authorities in the U.S. and Canada. In general, the examination of the Company’s material tax returns is completed for the years prior to 2000.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Note 16—Comprehensive Income

The components of comprehensive income are as follows for the periods ended (in millions):

	April 19, 2007	September 30, 2006	December 31,
			2006	2005
Net income	$26.9	$106.5	$126.3	$125.5
Other comprehensive income, net of tax
Foreign currency translation	8.4	10.2	(0.6)	7.9
Unrealized (loss) gain on interest rate swaps	(0.1)	(0.2)	(0.4)	0.6

Comprehensive income	$35.2	$116.5	$125.3	$134.0

The composition of “Accumulated other comprehensive income” at April 19, 2007, and December 31, 2006 and 2005 is the net unrealized gains or (losses) on interest rate swaps of $0 million, $0.1 million and $0.5 million and foreign currency translation adjustments of $57.9 million, $49.5 million and $50.1 million, respectively.

Note 17—Segment Information

SFAS 131, Disclosures about Segments of an Enterprise and Related Information, requires reporting of segment information that is consistent with the manner in which management operates and views the Company. In 2006, the Company implemented several organizational realignment and management changes intended to better position the Company to serve its diverse customer bases, accommodate anticipated growth and realize operational efficiencies across all business lines. The former auction and related services or “ARS” segment is now referred to as Auction Services Group (“ASG”). The former dealer financing segment is now referred to as Dealer Services Group (“DSG”). The Company’s operations are grouped into three operating segments: used vehicle auctions, Impact salvage auctions and AFC. The Company aggregates its three operating segments into two reportable business segments: ASG and DSG. These reportable segments offer different services and are managed separately based on the fundamental differences in their operations. The realignment had no impact on aggregation of financial information at the reportable segment level.

ASG encompasses all wholesale and salvage auctions throughout North America (U.S. and Canada). The Company’s used vehicle auctions and Impact salvage auctions are included in the ASG segment. The two operating segments within the ASG reportable segment have similar economic characteristics. ASG relates to used vehicle and total loss vehicle remarketing, whether it be auction services, remarketing, or make ready services and all are interrelated, synergistic elements along the auto remarketing chain. The ASG operating segments transfer employees, share common customers, including used vehicle dealers, and in some cases operate out of the same auction site.

DSG includes the AFC finance business as well as other businesses and ventures the Company may enter into, focusing on providing the Company's independent used vehicle dealer customers with value-added ancillary services and products. AFC is primarily engaged in the business of providing short-term, inventory-secured financing to independent, used vehicle dealers. AFC conducts business primarily at wholesale vehicle auctions in the U.S. and Canada.

The holding company is maintained separately from the two reportable segments and includes expenses associated with being a public company, such as salaries, benefits, and travel costs for the corporate management team, board of directors’ fees, investor relations costs, and incremental insurance, treasury, legal, accounting, and

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

risk management costs. Holding company interest includes the interest incurred on the corporate debt structure. The majority of costs incurred at the holding company are not allocated to the two business segments.

Financial information regarding the Company’s reportable segments is set forth below for the period ended January 1 – April 19 (in millions):

2007	Auction Services Group	Dealer Services Group	Holding Company	Consolidated
Operating revenues	$325.4	$45.9	$—	$371.3

Operating expenses
Cost of services (exclusive of depreciation and amortization)	177.7	9.6	—	187.3
Selling, general and administrative	69.0	6.9	9.6	85.5
Depreciation and amortization	14.7	0.9	0.3	15.9
Transaction expenses	4.2	0.7	19.9	24.8

Total operating expenses	265.6	18.1	29.8	313.5

Operating profit (loss)	59.8	27.8	(29.8)	57.8
Interest expense	0.6	—	7.2	7.8
Other (income) expense, net	(2.5)	1.1	(0.5)	(1.9)

Income (loss) from continuing operations before income taxes	61.7	26.7	(36.5)	51.9
Income taxes	22.2	10.5	(7.8)	24.9

Income (loss) from continuing operations	$39.5	$16.2	$(28.7)	$27.0

Assets	$1,697.1	$388.6	$133.8	$2,219.5

Capital expenditures	$11.1	$0.2	$—	$11.3

Financial information regarding the Company's reportable segments is set forth below for the years ended December 31, (in millions):

2006	Auction Services Group	Dealer Services Group	Holding Company	Consolidated
Operating revenues	$959.9	$144.0	$—	$1,103.9

Operating expenses
Cost of services (exclusive of depreciation and amortization)	535.4	28.4	—	563.8
Selling, general and administrative	215.9	21.2	22.1	259.2
Depreciation and amortization	42.2	3.5	0.8	46.5
Aircraft charge	—	—	3.4	3.4
Transaction expenses	—	—	6.1	6.1

Total operating expenses	793.5	53.1	32.4	879.0

Operating profit (loss)	166.4	90.9	(32.4)	224.9
Interest expense	4.3	—	23.1	27.4
Other (income) expense, net	(5.4)	1.0	(2.5)	(6.9)

Income (loss) from continuing operations before income taxes	167.5	89.9	(53.0)	204.4
Income taxes	64.3	32.7	(19.4)	77.6

Income (loss) from continuing operations	$103.2	$57.2	$(33.6)	$126.8

Assets	$1,628.5	$345.2	$1.6	$1,975.3

Capital expenditures	$36.6	$0.5	$—	$37.1

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

2005	Auction Services Group	Dealer Services Group	Holding Company	Consolidated
Operating revenues	$842.8	$126.0	$—	$968.8

Operating expenses
Cost of services (exclusive of depreciation and amortization)	448.3	25.2	—	473.5
Selling, general and administrative	185.9	21.4	19.8	227.1
Depreciation and amortization	36.0	4.1	0.7	40.8

Total operating expenses	670.2	50.7	20.5	741.4

Operating profit (loss)	172.6	75.3	(20.5)	227.4
Interest expense	4.7	—	26.5	31.2
Other income, net	(4.6)	(0.7)	(3.3)	(8.6)
Loss on extinguishment of debt	—	—	2.9	2.9

Income (loss) from continuing operations before income taxes	172.5	76.0	(46.6)	201.9
Income taxes	64.0	29.6	(17.8)	75.8

Income (loss) from continuing operations	$108.5	$46.4	$(28.8)	$126.1

Assets	$1,579.0	$324.2	$42.3	$1,945.5

Capital expenditures	$53.7	$1.6	$—	$55.3

2004	Auction Services Group	Dealer Services Group	Holding Company	Consolidated
Operating revenues	$808.9	$116.6	$—	$925.5

Operating expenses
Cost of services (exclusive of depreciation and amortization)	431.0	23.4	—	454.4
Selling, general and administrative	184.8	20.6	16.8	222.2
Depreciation and amortization	31.1	4.7	0.1	35.9

Total operating expenses	646.9	48.7	16.9	712.5

Operating profit (loss)	162.0	67.9	(16.9)	213.0
Interest expense	12.9	—	12.5	25.4
Other income, net	(3.2)	(0.1)	(1.2)	(4.5)
Loss on extinguishment of debt	—	—	14.0	14.0

Income (loss) from continuing operations before income taxes	152.3	68.0	(42.2)	178.1
Income taxes	58.4	27.2	(16.5)	69.1

Income (loss) from continuing operations	$93.9	$40.8	$(25.7)	$109.0

Assets	$1,452.7	$302.5	$159.8	$1,915.0

Capital expenditures	$29.4	$1.8	$—	$31.2

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Geographic Information

Most of the Company’s operations outside the U.S. are in Canada. Information regarding the geographic areas of the Company’s operations is set forth below (in millions):

	January 1 – April 19, 2007	December 31,
		2006	2005	2004
Operating revenues
U.S.	$300.8	$870.3	$778.4	$757.1
Foreign	70.5	233.6	190.4	168.4

	$371.3	$1,103.9	$968.8	$925.5

Long-lived assets
U.S.	$1,043.0	$1,055.1	$1,017.1	$985.8
Foreign	168.5	164.9	167.3	158.6

	$1,211.5	$1,220.0	$1,184.4	$1,144.4

The Company does not have any major customers as defined by SFAS 131.

Note 18—Dividends

In 2006 and 2005, the Company paid a quarterly dividend of $0.075 per common share for an annual amount of $0.30 per common share. As a condition to the definitive merger agreement between the Company and a group of private equity funds entered into on December 22, 2006, ADESA agreed not to pay any dividends to holders of its common stock while the merger was pending. Payment of future dividends and the continuation of the dividend reinvestment plan will be at the discretion of the board of directors in accordance with applicable law after taking into account various factors, including ADESA’s financial condition, operating results, current and anticipated cash needs, plans for expansion and other contractual restrictions with respect to the payment of dividends.

Cash dividends declared per share exclude dividends declared and paid to ALLETE prior to ADESA becoming an independent public company. ADESA paid a $17.5 million dividend to ALLETE, the sole holder of record of the Company’s common stock, through a wholly owned subsidiary, on March 31, 2004. ADESA also paid a $100 million dividend to ALLETE on May 25, 2004, in the form of an intercompany note. The intercompany note was repaid by ADESA in 2004 with proceeds from the initial public offering.

Note 19—Employee Benefit Plan

The Company maintains a defined contribution 401(k) plan that covers substantially all U.S. employees. Participants are generally allowed to make non-forfeitable contributions up to the annual IRS limits. The Company currently matches 100 percent of the amounts contributed by each individual participant up to 3 percent of the participant’s compensation and 50 percent of the amounts contributed between 3 percent and 5 percent of the participant’s compensation. Participants are 100 percent vested in the Company’s contributions. During 2006, 2005 and 2004, the Company contributed $4.6 million, $4.6 million and $5.1 million. For the period January 1 through April 19, 2007 the Company contributed $1.7 million.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

Note 20—Transactions with Former Parent

Prior to September 20, 2004, the former parent of the Company provided certain services, including accounting, treasury, tax, legal, public affairs, executive oversight, human resources, as well as other corporate services. The Company’s financial statements include allocations by ALLETE for its costs related to such services provided to ADESA. These cost allocations have been determined on a proportionate cost basis that both the Company and ALLETE considered to be reasonable reflections of the cost of services provided by ALLETE. These services accounted for approximately $2.2 million of expense for the period January 1 through September 20, 2004. In addition, the Company paid ALLETE approximately $0.5 million in the fourth quarter 2004 for services provided by the former parent.

In connection with the initial public offering, ALLETE and the Company delivered agreements governing various interim and ongoing relationships. These agreements included a master separation agreement, a tax sharing agreement, an employee and director matters agreement and a joint aircraft ownership and management agreement.

The Company and ALLETE entered into a tax sharing agreement, effective on the date of the spin-off, which governs ALLETE’s and the Company’s respective rights, responsibilities and obligations after the spin-off with respect to taxes. Under the tax sharing agreement, the Company will indemnify ALLETE for tax liabilities that are allocated to the Company for periods prior to the spin-off. The amount of taxes allocated to ADESA for such periods is the amount that the Company and its subsidiaries would have been required to pay under the previous agreements in place with ALLETE, determined in accordance with past practice.

The Company has agreed in this tax sharing agreement that the Company will indemnify ALLETE for any taxes arising out of the failure of the spin-off to qualify as tax-free distribution to ALLETE and the ALLETE shareholders as a result of the Company's actions or inaction, and 50 percent of any such taxes that do not result from the actions or inaction of either the Company or ALLETE. The Company will share with ALLETE the right to control the disposition of any audits, litigation or other controversies with any taxing authorities regarding such taxes.

The Company entered into an employee and director matters agreement with ALLETE that governs the allocation of responsibilities related to employee benefit plans provided by ALLETE to the Company’s employees and directors and the allocation of liability relating to employees and directors of ALLETE and the Company in connection with the initial public offering and the subsequent spin-off by ALLETE. In general, ALLETE is responsible for all liabilities relating to employees and directors of ALLETE, and the Company will be responsible for all liabilities relating to its employees and directors as of the date of the initial public offering. The agreement also addresses treatment of liabilities in respect of those ALLETE employees and directors that have become employees and directors of the Company. Under the agreement, the Company’s employees ceased to participate in any ALLETE pension plan as of the date of the initial public offering and ceased to participate in any ALLETE equity plan, including the employee stock purchase plan, as of the date of the spin-off. Any transferring employees and directors received credit under each of the Company’s applicable benefit plans for past service with ALLETE. The agreement also sets forth the treatment of ALLETE stock options and performance shares held by employees and directors of ALLETE and the Company as of the time of the spin-off.

The total non-cash capital contribution from ALLETE was $6.2 million for the year ended December 31, 2004. The amount contributed from ALLETE in 2004 included the 70 percent ownership interest in two aircraft previously owned by ALLETE.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

On November 2, 2006, the Company received written notice of ALLETE, Inc.’s election to withdraw from joint ownership of two corporate aircraft and terminate the Joint Aircraft Ownership and Management Agreement between ALLETE, Inc. and the Company dated as of June 4, 2004 (the “Aircraft Agreement”). The Aircraft Agreement sets forth the terms and conditions relating to the duties and responsibilities of ALLETE and the Company with respect to two aircraft previously owned by ALLETE. In addition, pursuant to the Aircraft Agreement, ALLETE contributed a 70 percent ownership interest in each of the two aircraft to the Company. Upon termination of the Aircraft Agreement, each owner is entitled to 100 percent ownership interest in, and title to, one of the aircraft. As a result of the termination of the Aircraft Agreement, the Company recorded a non-cash pretax charge of $3.4 million in the fourth quarter of 2006 representing a reduction of ownership interests in the aircraft and other costs associated with the termination of the Aircraft Agreement.

Note 21—Commitments and Contingencies

The Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. The Company accrues an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies including litigation and environmental matters are included in “Other accrued expenses” and “Other liabilities” at undiscounted amounts and generally exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information become available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on the Company’s operating results in that period. Legal fees are expensed as incurred.

The Company has accrued, as appropriate, for environmental remediation costs anticipated to be incurred at certain of its auction facilities. Liabilities for environmental matters included in “Other accrued expenses” and “Other liabilities” were $2.1 million, $3.0 million and $3.1 million at April 19, 2007, and December 31, 2006 and 2005, respectively. No amounts have been accrued as receivables for potential reimbursement or recoveries to offset this liability.

The Company stores a significant number of vehicles owned by various customers and consigned to the Company to be auctioned. The Company is contingently liable for each consigned vehicle until the eventual sale or other disposition; however, the Company is generally not liable for damage related to severe weather conditions, natural disasters or other factors outside of the Company’s control. Loss is possible; however, at this time management cannot estimate a range of loss that could occur. Individual stop loss and aggregate insurance coverage is maintained on the consigned vehicles. These vehicles are consigned to the Company and are not included in the Consolidated Balance Sheets.

In the normal course of business, the Company also enters into various other guarantees and indemnities in its relationships with suppliers, service providers, customers and others. These guarantees and indemnifications do not materially impact the Company’s financial condition or results of operations, but indemnifications associated with the Company’s actions generally have no dollar limitations and currently cannot be quantified.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

As noted above, the Company is involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Such litigation is generally not, in the opinion of management, likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows. Legal and regulatory proceedings which could be material are discussed below.

ADESA Impact Taunton facility

In December 2003, the Massachusetts Department of Environmental Protection (“MADEP”) identified the Company as a potentially responsible party regarding contamination of several private drinking water wells in a residential development that abuts the Taunton, Massachusetts salvage auction facility operated by the Company. The wells had elevated levels of methyl tertiary butyl ether (“MTBE”). MTBE is a chemical compound added to gasoline to reduce environmental emissions. In 2005, the EPA preliminarily identified MTBE as a “likely” carcinogen.

The Company engaged GeoInsight, Inc. an environmental services firm, to conduct tests of the soil, groundwater and ambient air on and adjacent to the Company’s salvage auction site. The results of the soil and water tests indicated levels of MTBE exceeding MADEP standards with respect to certain residential properties. In response to the empirical findings, the Company, with the approval of the MADEP, installed granular activated carbon filtration systems in thirty-three residences that may be impacted by MTBE.

In January 2004, the Company submitted an immediate response action plan (“IRA”) to the MADEP describing the initial activities the Company performed, and the additional measures that the Company used to further assess the existence of any imminent hazard to human health. In addition, as required by the MADEP, the Company has conducted an analysis to identify sensitive receptors that may have been affected, including area schools and municipal wells. Based on the analyses conducted, the Company has advised the MADEP that it believes that an imminent hazard condition does not exist. The Company is submitting periodic status updates to the MADEP.

The salvage auction facility was acquired from Auto Placement Center, Inc. in 2001. Although the primary releases of gasoline and MTBE may have preceded the Company’s acquisition of the Taunton salvage site, the Company voluntarily agreed to several remediation measures including the construction of a municipal waterline to serve the residents of the area. The construction of the waterline was completed in the first quarter of 2005. In the second quarter of 2005, the Company entered into a settlement agreement with its environmental insurance carrier with respect to certain coverage matters which were in dispute relating to the Taunton site. The payment that was made to the Company under the settlement agreement was not material to the Company’s results of operations or financial condition. The Company has released its insurance carrier from any further claims with respect to environmental conditions at the Taunton site.

In June 2005, 64 residents of Taunton, Massachusetts filed two separate lawsuits against ADESA Impact in Massachusetts Superior Court, Bristol Division (Civil Action No.2005-00640 and Civil Action No. 2005-00641). The complaints seek approximately $5.7 million in damages for ADESA’s alleged negligence, trespass, and creation of a public nuisance arising from elevated gasoline and contaminants of MTBE in the ground water and water wells of the plaintiffs which plaintiffs contend resulted from an above ground gasoline storage tank leak or spill at the Company’s Taunton salvage auction. In particular, plaintiffs are seeking damages for: (1) diminution in the appraised value of their respective residences, (2) well contamination, (3) damage to and loss of use of their property, (4) pain and suffering and (5) reimbursement of certain expenses incurred as a result of the MTBE release.

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

In September 2006, ADESA Impact reached a settlement agreement with plaintiffs’ counsel whereby ADESA Impact has agreed to pay each of the thirty-four households $38,000 for an aggregate payment totaling $1.3 million to resolve all pending litigation and asserted claims related to the alleged release of gasoline and MTBE into ground water at ADESA Impact’s Taunton salvage facility. In January 2007, the settlement agreement was finalized and the federal district court formally dismissed the litigation.

The Company recorded provisions totaling approximately $0.6 million in the third quarter of 2006 to increase its accrual related to the settlement and has a total accrual of $1.4 million at December 31, 2006 with respect to the Taunton matter which includes the settlement amount and ongoing monitoring costs. This amount is included in the $3.0 million liability accrued for environmental matters at December 31, 2006. At April 19, 2007 an accrual of $0.4 million remained with respect to the Taunton matter. This amount is included in the $2.1 million liability accrued for environmental matters at April 19, 2007.

ADESA Importation Services, Inc. Litigation

In January, 2002, Johnny Cooper (“Cooper”), a former manager of ADESA Importation Services, Inc. (“AIS”), a wholly owned subsidiary of the Company, filed suit against the Company and AIS (collectively “ADESA”) in the Circuit Court of the State of Michigan, County of Genesee, Case No. 02-72517-CK, alleging breach of contract and breach of other oral agreements related to AIS's purchase of International Vehicle Importers, Inc. in December 2000. Cooper was the controlling shareholder who sold the business to AIS in 2000. AIS filed a counterclaim against Cooper including allegations of breach of contract, breach of fiduciary duty and fraud. Pursuant to Michigan law, the case was originally evaluated by an independent three attorney panel which awarded Cooper damages of $153,000 for his claims and awarded ADESA damages of $225,000 for its counterclaims. Cooper rejected the panel's decision resulting in a jury trial. In June 2004, the jury awarded Cooper damages of $5.8 million related to the allegation that ADESA breached oral agreements to provide funding to AIS. The jury also found in favor of ADESA on three of its counterclaims including breach of contract, breach of fiduciary duty and fraud and awarded ADESA $69,000. In July 2004, the Genesee County Circuit Court entered judgment for Cooper in the amount of $6,373,812, netting the amount of the damages and awarding the plaintiff prejudgment interest. In October 2004, the Genesee County Circuit Court denied post-judgment motions made by ADESA for a new trial and/or reduction in the damages. In November 2004, the Company filed a Claim of Appeal with the Michigan Court of Appeals. Both parties subsequently submitted their respective appellate briefs to the Michigan Court of Appeals.

In December 2005, the Company filed a motion for peremptory reversal requesting the Michigan Court of Appeals to reverse the judgment on the grounds that Cooper’s oral side agreement claim was barred, as a matter of law, by the merger provisions of the asset purchase agreement that was entered into in 2000 in connection with the sale of the business to AIS. In March 2006, the Company was notified that the Court of Appeals denied the motion on the grounds that it failed to persuade the Court of the existence of manifest error requiring reversal without argument for formal submission. In April 2006, the parties presented their respective oral arguments to a three judge panel of the Court of Appeals. In August 2006, the Michigan Court of Appeals issued an unpublished opinion affirming the judgment against ADESA. In September 2006, ADESA filed a Motion for Reconsideration with the Michigan Court of Appeals. In October 2006, the Michigan Court of Appeals denied ADESA’s Motion for Reconsideration. In December 2006, following unsuccessful appeal of the verdict through the Michigan Court of Appeals, ADESA filed its application for leave to appeal the decision to the Michigan Supreme Court (Case No. 132630). As a result, the parties filed their respective briefs with the Michigan Supreme Court as to the issue of whether ADESA should be permitted to appeal the lower court decision to the Michigan Supreme Court. In

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

April 2007, the Michigan Supreme Court granted ADESA’s application for leave to appeal. The parties initiated settlement discussions as of July 2007.

The Company discontinued the operations of AIS, its vehicle importation business, in February 2003. At April 19, 2007, the Company had an accrual totaling $7.2 million ($5.8 million award plus accrued interest of $1.4 million) as a result of the jury trial verdict. As noted above, the post-merger management team decided to initiate settlement discussions in July 2007, to eliminate the distraction, burden and expense of further litigation. In October 2007, the Company reached a settlement with Cooper for $3.75 million. The settlement was included with the accounting for the merger transactions as the settlement was based on decisions implemented by the post-merger management team. As such, the amounts recorded in the consolidated financial statements for periods prior to the settlement have not been adjusted.

Auction Management Solutions, Inc.

In March 2005, Auction Management Solutions, Inc. (“AMS”) filed a lawsuit against ADESA, Inc. in U.S. District Court for the Northern District of Georgia, Atlanta Division (Civil Action No. 05 CV 0638), alleging infringement of U.S. Patent No. 6,813,612 (the “ ’612 Patent”) which was issued November 2, 2004 and pertains to an audio/video system for streaming instantaneous and buffer free data to and from a live auction site. The AMS complaint was served upon ADESA in July 2005. The complaint seeks unspecified damages and injunctive relief. The Company filed its answer, including its defenses, to the complaint in August 2005. The Company continues to vigorously defend itself against the infringement allegations. The litigation is currently in discovery.

In related litigation, AMS also filed a lawsuit against Manheim Auctions, Inc. (“Manheim”), Live Global Communications USA Inc. and Live Global Bid, Inc. (collectively “LGB”) in U.S. District Court for the Northern District of Georgia, Atlanta Division (Civil Action 05 CV 0639), alleging infringement of the `612 Patent and other causes of action against Manheim. The Company licenses technology used in its LiveBlock Internet auction application from LGB. The complaint seeks unspecified damages and injunctive relief. In May 2005, AMS withdrew its request for a preliminary injunction against Manheim and LGB. In June 2005, Manheim filed a counterclaim against AMS alleging infringement of U.S. Patent No. 5,774,873 related to online motor vehicle auction systems. This litigation has been consolidated with the AMS lawsuit against the Company during the discovery phase. No trial date has been set.

Although ADESA believes it has substantial defenses to the AMS claims, there is the potential for an adverse judgment given the risk and uncertainty inherent in litigation. In the event of an adverse decision, we do not believe that it would have a material adverse effect on our consolidated financial condition or liquidity but could possibly be material to our consolidated results of operations.

Litigation Regarding the Merger

In January 2007, Gerald Ortsman filed a lawsuit against ADESA, its directors and the group of private equity funds, including affiliates of Kelso & Company, GS Capital Partners, ValueAct Capital and Parthenon Capital, that propose to acquire the Company in the Delaware Court of Chancery (Case No. 2670-N). In February 2007, Mr. Ortsman filed an amended complaint containing additional allegations. The amended complaint seeks class action status on behalf of the Company’s stockholders and alleges that ADESA’s directors breached their fiduciary duties to the stockholders by, among other things, failing to maximize stockholder value in connection

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

with the merger. The amended complaint further states that our financial advisers are conflicted, and that ADESA’s proxy statement in respect of the merger allegedly omitted material information purportedly necessary to enable ADESA’s shareholders to make a fully informed voting decision on the proposed merger. The complaint also alleges that the group of private equity funds aided and abetted the actions of the directors in breaching their fiduciary duties to the stockholders. The amended complaint seeks, among other things, an injunction against the consummation of the merger, an unspecified amount of damages and the payment of plaintiff’s fees and costs.

The Company believes that the amended complaint is without merit. Subsequent to filing his amended complaint, the plaintiff filed motions for a preliminary injunction and expedited proceedings. The defendants have filed motions to dismiss the litigation and discovery has commenced. The Company has submitted the matter for coverage to its applicable insurance carriers. The carriers have accepted coverage subject to certain reservations and the Company’s applicable self retention for securities claims.

In March 2007, ADESA and each of the equity funds entered into a settlement agreement with the plaintiff solely because the settlement would eliminate the distraction, burden and expense of further litigation. As part of the settlement, ADESA amended and supplemented its definitive proxy statement filed with the Securities and Exchange Commission on February 16, 2007 to include certain additional disclosure. The proxy supplement was also mailed to stockholders of record. In addition, ADESA agreed to pay the plaintiff $340,000 for fees and expenses.

SEC Informal Inquiry

In December 2003, the staff of the SEC initiated an informal inquiry relating to ALLETE’s internal audit function and the internal financial reporting of ALLETE (ADESA’s former parent), ADESA, AFC, a wholly owned subsidiary of ADESA, and the loan loss methodology at AFC. ALLETE and the Company fully and voluntarily cooperated with the informal inquiry and sent a response to the SEC in February 2004. Management believes that the Company has acted appropriately and that this inquiry will not result in action that has a material adverse impact on the Company or its reported results of operations. The Company has had no further inquiries or correspondence with the SEC regarding this matter since the first quarter of 2004.

Other Matters

Cheryl Munce, former Executive Vice President of the Company and President of ADESA Impact, elected to depart from the Company on May 26, 2006. Brian Warner, former Vice President of the Company and President of ADESA Canada Corporation, departed the Company on May 19, 2006.

In August 2006, Cheryl Munce filed a Statement of Claim (06-CV-317340PD2) in the Ontario Superior Court of Justice against ADESA, Inc., Impact Auto Auction Ltd., Automotive Recovery Services, Inc. d/b/a ADESA Impact, and ADESA Auctions Canada Corporation d/b/a ADESA Canada (collective referred to as “ADESA”) alleging wrongful and/or constructive dismissal from employment and claiming monetary damages in excess of CDN $2.5 million including punitive damages and costs of the action. ADESA filed its Notice of Intent to Defend in August 2006 and its Statement of Defenses in September 2006. Discovery is currently ongoing and ADESA intends to vigorously defend the litigation.

In September 2006, Brian Warner filed a Statement of Claim in the Ontario Superior Court of Justice against ADESA, Inc. and ADESA Auctions Canada Corporation d/b/a ADESA Canada (collectively referred to

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

as “ADESA”) alleging wrongful dismissal from employment. In his claim, Warner seeks monetary damages in excess of CDN $5.75 million including punitive damages and costs of the action. ADESA has filed its Notice of Intent to Defend and filed its Statement of Defenses in October 2006. ADESA plans to aggressively defend the litigation. In connection with the previously announced organizational realignment of the Company, Mr. Warner was offered a senior leadership position with the Company. Mr. Warner declined to accept the offer and elected to depart the Company. After failing to agree on the terms of a severance package, the Company implemented a compensation and benefits package for Mr. Warner that the Company believes satisfies any obligations the Company may have to Mr. Warner. Discovery is currently ongoing and ADESA intends to vigorously defend the litigation.

Note 22—Quarterly Financial Data (Unaudited)

Information for any one quarterly period is not necessarily indicative of the results that may be expected for the year.

2006 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Operating revenues	$285.6	$275.9	$272.9	$269.5

Operating expenses
Cost of services (exclusive of depreciation and amortization)	144.2	137.7	137.8	144.1
Selling, general, and administrative expenses	66.9	63.8	64.7	63.8
Depreciation and amortization	10.8	11.0	12.1	12.6
Aircraft charge	—	—	—	3.4
Transaction expenses	—	—	—	6.1

Total operating expenses	221.9	212.5	214.6	230.0

Operating profit	63.7	63.4	58.3	39.5

Interest expense	7.0	7.1	7.1	6.2
Other income, net	(1.7)	(1.8)	(1.8)	(1.6)

Income from continuing operations, before income taxes	58.4	58.1	53.0	34.9
Income taxes	22.1	21.9	18.6	15.0

Income from continuing operations	36.3	36.2	34.4	19.9
Discontinued operations	—	(0.1)	(0.3)	(0.1)

Net income	$36.3	$36.1	$34.1	$19.8

Basic earnings per share of common stock (Notes 3 and 7)
Continuing operations	$0.40	$0.40	$0.38	$0.22
Discontinued operations	—	—	—	—

	$0.40	$0.40	$0.38	$0.22

Diluted earnings per share of common stock (Notes 3 and 7)
Continuing operations	$0.40	$0.40	$0.38	$0.22
Discontinued operations	—	—	—	—

	$0.40	$0.40	$0.38	$0.22

ADESA, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited) and September 30, 2006 (Unaudited)

and December 31, 2006, 2005, and 2004

2005 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Operating revenues	$242.7	$246.5	$241.0	$238.6

Operating expenses
Cost of services (exclusive of depreciation and amortization)	114.5	115.1	116.8	127.1
Selling, general, and administrative expenses	54.8	56.1	57.5	58.7
Depreciation and amortization	9.2	10.0	10.8	10.8

Total operating expenses	178.5	181.2	185.1	196.6

Operating profit	64.2	65.3	55.9	42.0

Interest expense	8.1	8.5	7.4	7.2
Other income, net	(1.5)	(2.3)	(2.5)	(2.3)
Loss on extinguishment of debt	—	—	2.9	—

Income from continuing operations, before income taxes	57.6	59.1	48.1	37.1
Income taxes	22.5	23.0	16.5	13.8

Income from continuing operations	35.1	36.1	31.6	23.3
Discontinued operations	(0.1)	(0.2)	(0.1)	(0.2)

Net income	$35.0	$35.9	$31.5	$23.1

Basic earnings per share of common stock (Notes 3 and 7)
Continuing operations	$0.39	$0.40	$0.35	$0.26
Discontinued operations	—	—	—	—

	$0.39	$0.40	$0.35	$0.26

Diluted earnings per share of common stock (Notes 3 and 7)
Continuing operations	$0.38	$0.40	$0.35	$0.26
Discontinued operations	—	—	—	—

	$0.38	$0.40	$0.35	$0.26

The operations of ComSearch were discontinued in the third quarter of 2005; as such, the following restatements are reflected in the first and second quarters of 2005 to reflect ComSearch as discontinued operations:

•	Operating revenues were reduced by $1.3 million and $1.2 million in the first and second quarters of 2005.

•	Operating expenses were reduced by $1.4 million and $1.3 million in the first and second quarters of 2005.

•	Operating profits increased by $0.1 million in the first and second quarters of 2005.

Income from continuing operations, net of tax, increased $0.1 million in the first and second quarters of 2005.

The sum of the quarterly per share amounts may not equal the annual amounts reported since per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other potential dilutive common shares.

Schedule II - Valuation and Qualifying Accounts

(In millions)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	(1) Deductions	Balance at End of Period
Year Ended December 31, 2004
Allowance for doubtful accounts	$7.0	$3.0	$(2.5)	$7.5
Allowance for credit losses	4.6	1.2	(1.9)	3.9
Accrual for estimated losses on receivables sold	6.9	(1.7)	—	5.2

Totals	$18.5	$2.5	$(4.4)	$16.6

Year Ended December 31, 2005
Allowance for doubtful accounts	$7.5	$1.2	$(4.8)	$3.9
Allowance for credit losses	3.9	—	(1.5)	2.4
Accrual for estimated losses on receivables sold	5.2	(2.3)	—	2.9

Totals	$16.6	$(1.1)	$(6.3)	$9.2

Year Ended December 31, 2006
Allowance for doubtful accounts	$3.9	$2.5	$(1.5)	$4.9
Allowance for credit losses	2.4	0.3	(0.7)	2.0
Accrual for estimated losses on receivables sold	2.9	1.0	—	3.9

Totals	$9.2	$3.8	$(2.2)	$10.8

Period Ended April 19, 2007 (Unaudited)
Allowance for doubtful accounts	$4.9	$0.4	$(0.3)	$5.0
Allowance for credit losses	2.0	0.5	(0.2)	2.3
Accrual for estimated losses on receivables sold	3.9	—	—	3.9

Totals	$10.8	$0.9	$(0.5)	$11.2

(1)	Write-off of uncollectible accounts, recoveries, the impact of changes in exchange rates and other adjustments

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable, or are adequately explained in the consolidated financial statements or notes thereto and, therefore, have been omitted.

Report of Independent Registered Public Accounting Firm

The Board of Directors of Insurance Auto Auctions, Inc.:

We have audited the accompanying consolidated balance sheets of Insurance Auto Auctions, Inc. and subsidiaries (“the Company”) as of December 31, 2006 (Successor) and December 25, 2005 (Successor), and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2006 (Successor), for the period from May 25, 2005 to December 25, 2005 (Successor), for the period from December 27, 2004 to May 24, 2005 (Predecessor) and for the year ended December 26, 2004 (Predecessor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Insurance Auto Auctions, Inc. and subsidiaries as of December 31, 2006 (Successor) and December 25, 2005 (Successor), and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2006 (Successor), for the period from May 25, 2005 to December 25, 2005 (Successor), for the period from December 27, 2004 to May 24, 2005 (Predecessor) and for the year ended December 26, 2004 (Predecessor), in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the accompanying consolidated financial statements, effective December 31, 2006, the Company adopted Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements,” and effective December 26, 2005, the Company adopted SFAS No. 123(R), “Share-Based Payment.”

As discussed in Note 2 to the consolidated financial statements, effective May 25, 2005, Axle Holdings, Inc. acquired all of the outstanding stock of Insurance Auto Auctions, Inc. in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than for the periods before the acquisition and, therefore, is not comparable.

/s/ KPMG LLP

Chicago, Illinois
March 30, 2007, except Note 17 which is as of January 22, 2008.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands except per share amounts)

	SUCCESSOR			PREDECESSOR
	April 19, 2007	December 31, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$13,039	$14,040	$25,882	$13,325
Accounts receivable, net	56,945	56,606	46,920	50,443
Inventories	18,540	19,154	19,611	14,498
Income taxes receivable	806	1,129	2,732	—
Deferred income taxes	10,102	11,311	8,511	4,693
Other current assets	6,638	7,087	5,323	1,613

Total current assets	106,070	109,327	108,979	84,572
Property and equipment, net	80,737	80,150	77,231	74,684
Intangible assets, net	144,402	147,535	126,378	1,747
Goodwill	241,895	241,336	191,266	137,494
Other assets	9,647	9,673	11,006	482

	$582,751	$588,021	$514,860	$298,979

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$33,729	$37,517	$38,022	$38,505
Accrued liabilities	13,371	14,103	12,847	13,513
Accrued interest	3,005	5,487	4,598	—
Obligations under capital leases	217	297	367	1,094
Income taxes payable	—	—	—	1,067
Obligations under line of credit	—	—	—	6,000
Current installments of long-term debt	1,950	1,950	1,143	7,512

Total current liabilities	52,272	59,354	56,977	67,691
Deferred income taxes	36,127	36,127	37,582	14,248
Other liabilities	12,350	12,369	12,765	4,353
Obligations under capital leases	—	32	329	661
Senior notes	150,000	150,000	150,000	—
Long-term debt, excluding current installments	192,075	192,563	113,183	9,375

Total liabilities	442,824	450,445	370,836	96,328

Shareholders’ equity:
Common stock, par value of $.001 per share (predecessor) Authorized 20,000,000 shares; 12,709,758 shares Issued and 11,569,156 outstanding as of December 26, 2004	—	—	—	12
Common stock, par value $.01 per share, 100 shares authorized, issued and outstanding	—	—	—	—
Additional paid-in capital	154,096	151,357	149,458	151,793
Treasury stock, 906,480 shares, an average of $10.63 per share at December 26, 2004 (predecessor)	—	—	—	(9,637)
Deferred compensation related to restricted stock	—	—	—	(4,343)
Accumulated other comprehensive gain/(loss)	2	20	—	(186)
Accumulated income/(deficit)	(14,171)	(13,801)	(5,434)	65,012

Total shareholders’ equity	139,927	137,576	144,024	202,651

Total liabilities and shareholders’ equity	$582,751	$588,021	$514,860	$298,979

See Note 17 Adjustments to December 31, 2006 Statements

See accompanying Notes to Consolidated Financial Statements.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)

	SUCCESSOR				PREDECESSOR
	January 1 – April 19, 2007	December 31, 2006	December 26, 2005 – September 24, 2006	May 25, 2005 – December 25, 2005	December 27, 2004 – May 24, 2005	December 26, 2004
	(Unaudited)		(Unaudited)
Revenues:
Fee income	$101,669	$281,833	$202,680	$136,926	$103,203	$208,743
Vehicle sales	13,119	50,117	36,775	23,484	17,242	31,436

	114,788	331,950	239,455	160,410	120,445	240,179

Cost of sales:
Branch cost	71,269	211,098	151,066	102,675	72,554	157,297
Vehicle cost	11,222	43,820	31,972	19,978	14,640	26,694

	82,491	254,918	183,038	122,653	87,194	183,991

Gross margin	32,297	77,032	56,417	37,757	33,251	56,188

Operating expense:
Selling, general and administrative	21,416	50,913	36,681	24,630	15,822	34,978
Loss (gain) on sale of property and equipment	(27)	9	(18)	197	(896)	301
Loss (gain) related to flood	(77)	3,529	3,451	—	—	—
Merger costs	—	—	—	5,021	15,741	—

	21,312	54,451	40,114	29,848	30,667	35,279

Income from operations	10,985	22,581	16,303	7,909	2,584	20,909
Other (income) expense:
Interest expense	10,023	30,596	21,424	15,021	567	1,572
Loss on early extinguishment of debt	—	1,300	1,771	—	—	—
Other income	(122)	(460)	(348)	(346)	(2,442)	(67)

Income (loss) before
income taxes	1,084	(8,855)	(6,544)	(6,766)	4,459	19,404
Income taxes	1,454	(1,676)	(1,708)	(1,332)	4,899	7,139

Net income (loss)	$(370)	$(7,179)	$(4,836)	$(5,434)	$(440)	$12,265

See Note 17 Adjustments to December 31, 2006 Statements

See accompanying Notes to Consolidated Financial Statements.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(dollars in thousands except number of shares)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Deferred Compensation (Restricted Stock)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
	Number of Shares	Amount
Balance at December 28, 2003—Predecessor	11,518,273	$12	$145,856	$(8,012)	$(892)	$(625)	$52,747	$189,086

Net earnings	—	—	—	—	—	—	12,265	12,265
Other comprehensive income, net of tax:
Change in fair value of interest rate swap contract (net of tax, $273)	—	—	—	—	—	439	—	439

Comprehensive income								12,704
Issuance of common stock in connection with exercise of common stock options	104,231	—	1,297	—	—	—	—	1,297
Tax benefit related to stock options exercised	—	—	275	—	—	—	—	275
Restricted shares released	16,625	—	—	—	—	—	—	—
Issuance of common stock in connection with the employee stock purchase plan	29,298	—	329	—	—	—	—	329
Treasury stock purchased	(99,271)	—	—	(1,625)	—	—	—	(1,625)
Deferred compensation relating to restricted stock grants	—	—	4,036	—	(4,036)	—	—	—
Amortization of deferred compensation	—	—	—	—	585	—	—	585

Balance at December 26, 2004—Predecessor	11,569,156	$12	$151,793	$(9,637)	$(4,343)	$(186)	$65,012	$202,651

Net loss	—	—	—	—	—	—	(440)	(440)
Other comprehensive loss, net of tax:
Change in fair value of interest rate swap contract (net of tax, $87)	—	—	—	—	—	140	—	140

Comprehensive loss								(300)
Termination of interest rate swap agreement	—	—	—	—	—	46	—	46
Issuance of common stock in connection with exercise of common stock options	46,148	—	586	—	—	—	—	586
Tax benefit related to stock options exercised	—	—	8,490	—	—	—	—	8,490
Restricted shares released	230,875	—	—	—	3,260	—	—	3,260
Issuance of common stock in connection with the employee stock purchase plan	15,847	—	223	—	—	—	—	223
Treasury stock purchased	(82)	—	—	(1)	—	—	—	(1)
Amortization of deferred compensation	—	—	—	—	1,083	—	—	1,083

Balance at May 24, 2005—Predecessor	11,861,944	$12	$161,092	$(9,638)	$—	$—	$64,572	$216,038

See Note 17 Adjustments to December 31, 2006 Statements

See accompanying Notes to Consolidated Financial Statements

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

(dollars in thousands except number of shares)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Deferred Compensation (Restricted Stock)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
	Number of Shares	Amount
Net loss	—	$—	$—	$—	$—	$—	$(5,434)	$(5,434)
Redemption of Predecessor’s outstanding common stock	(11,861,944)	(12)	(161,092)	—	—	—	—	(161,104)
Cancellation of Predecessor’s stock held in treasury	—	—	—	9,638	—	—	—	9,638
Issuance of common stock	100	—	—	—	—	—	—	—
Write-off of Predecessor’s retained earnings associated with the transaction	—	—	—	—	—	—	(64,572)	(64,572)
Contributed capital associated with the transaction	—	—	143,600	—	—	—	—	143,600
Contributed capital in the form of exchanged stock options associated with the transaction	—	—	5,653	—	—	—	—	5,653
Contributed capital	—	—	205	—	—	—	—	205

Balance at December 25, 2005—Successor	100	$—	$149,458	$—	$—	$—	$(5,434)	$144,024

Net loss	—	—	—	—	—	—	(7,179)	(7,179)
Other comprehensive loss, net of tax:
Change in fair value of interest cap (net of tax $12)	—	—	—	—	—	20	—	20

Comprehensive loss	—	—	—	—	—	—	—	(7,159)
Adjustment to initially apply SAB 108, net of tax	—	—	—	—	—	—	(1,188)	(1,188)
Share-based compensation expense	—	—	1,749	—	—	—	—	1,749
Contributed capital	—	—	150	—	—	—	—	150

Balance at December 31, 2006—Successor	100	$—	$151,357	$—	$—	$20	$(13,801)	$137,576

Net loss	—	—	—	—	—	—	(370)	(370)
Other comprehensive loss, net of tax:
Change in fair value of interest cap (net of tax $12)	—	—	—	—	—	(18)	—	(18)

Comprehensive loss	—	—	—	—	—	—	—	(388)
Share-based compensation expense	—	—	2,739	—	—	—	—	2,739

Balance at April 19, 2007—Successor (Unaudited)	100	$—	$154,096	$—	$—	$2	$(14,171)	$139,927

See Note 17 Adjustments to December 31, 2006 Statements

See accompanying Notes to Consolidated Financial Statements

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	SUCCESSOR				PREDECESSOR
	January 1 – April 19, 2007	Year ended December 31, 2006	December 26, 2005 – September 24, 2006	May 25, 2005 – December 25, 2005	December 27, 2004 – May 24, 2005	Year ended December 26, 2004
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net earnings (loss)	$(370)	$(7,179)	$(4,836)	$(5,434)	$(440)	$12,265
Adjustments to reconcile net earnings (loss) to net cash provided by (used) operating activities:
Loss on change in fair market value of interest rate cap	(18)	—	(29)	—	—	—
Depreciation and amortization	8,372	25,524	17,147	11,855	5,464	12,985
(Gain) loss on disposal of fixed assets, including disposal of assets as a result of the Texas flood in 2006	(31)	759	733	197	(896)	301
Loss on early extinguishment of debt	—	1,300	1,771	—	—	—
Share-based compensation expense	2,739	1,749	1,437	—	4,343	585
Amortization of debt issuance costs	—	—	1,017	—	—	—
Deferred income taxes	1,209	(2,379)	(702)	(1,874)	(1,448)	1,595
Tax benefit related to employee stock compensation	—	—	—	—	8,394	275
(Increase) decrease in:
Accounts receivable, net	(339)	(6,081)	(612)	9,270	(5,312)	(1,536)
Income tax receivable	322	1,984	—	(113)	(2,618)	—
Inventories	614	1,349	1,296	(4,641)	(472)	(896)
Other current assets	512	973	1,971	(3,190)	(520)	1,486
Other assets	(603)	26	56	228	(827)	(1,438)
Increase (decrease) in:
Accounts payable	(3,786)	(635)	8,759	(7,202)	6,719	1,612
Accrued liabilities	(3,233)	(440)	1,259	(8,732)	12,279	3,151
Income taxes	—	—	370	—	(1,067)	1,067

Net cash provided (used) by operating activities	5,388	16,950	29,637	(9,636)	23,599	31,452

See Note 17 Adjustments to December 31, 2006 Statements

See accompanying Notes to Consolidated Financial Statements

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(dollars in thousands)

	SUCCESSOR				PREDECESSOR
	January 1 – April 19, 2007	Year ended December 31, 2006	December 26, 2005 – September 24, 2006	May 25, 2005 – December 25, 2005	December 27, 2004 – May 24, 2005	Year ended December 26, 2004
	(Unaudited)		(Unaudited)
Cash flows from investing activities:
Purchase of IAAI, Inc.	$—	$—	$—	$(356,753)	$—	$—
Capital expenditures	(5,386)	(17,520)	(12,115)	(9,943)	(8,221)	(28,717)
Payments made in connection with acquisitions, net of cash acquired	(450)	(91,134)	(88,955)	(271)	(600)	(1.912)
Proceeds from disposal of property and equipment	47	1,383	1,368	1,488	1,391	1,520

Net cash used in investing activities	(5,789)	(107,271)	(99,702)	(365,479)	(7,430)	(29,109)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	—	—	—	905	1,626
Contributed capital	—	150	150	143,805	—	—
Proceeds from short-term borrowings	—	—	—	—	3,000	6,000
Payment of financing and other fees	—	(1,491)	(1,491)	(13,586)	—	—
Principal payments of long-term debt	(488)	(33,711)	(573)	(22,799)	(3,762)	(7,547)
Purchase of treasury stock	—	—	—	—	(1)	(1,625)
Repayment of term loan	—	—	(32,651)	—	—	—
Proceeds from amended term loan	—	—	113,898	—	—	—
Principal payments on capital leases	(112)	(367)	(284)	(445)	(614)	(2,958)
Issuance of senior notes	—	—	—	150,000	—	—
Issuance of term loan	—	113,898	—	115,000	—	—

Net cash provided by (used in) financing activities	(600)	78,479	79,049	371,975	(472)	(4,504)

Net increase (decrease) in cash and cash equivalents	(1,001)	(11,842)	8,984	(3,140)	15,697	(2,161)
Cash and cash equivalents at beginning of period	14,040	25,882	25,882	29,022	13,325	15,486

Cash and cash equivalents at end of period	$13,039	$14,040	$34,866	$25,882	$29,022	$13,325

Supplemental disclosures of cash flow information:
Cash paid or refunded during the period for:
Interest	$9,441	$28,634	$16,199	$12,220	$689	$1,723

Income taxes paid	$368	$699	$574	$147	$1,654	$5,404

Income taxes refunded	$550	$1,966	$1,966	$5,111	$26	$1,011

Non-cash transactions:
Options exchanged in merger transactions	$—	$—	$—	$5,653	$—	$—

See Note 17 Adjustments to December 31, 2006 Statements

See accompanying Notes to Consolidated Financial Statements.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

(1)     Summary of Business and Significant Accounting Policies

As used in these notes, unless the context requires otherwise, the “Company,” “IAAI,” “we,” “us,” “our,” and other similar terms refer to Insurance Auto Auctions, Inc. and its subsidiaries. IAAI is a wholly-owned subsidiary of Axle Holdings, Inc., a Delaware corporation (“Axle Holdings”), which is a wholly-owned subsidiary of Axle Holdings II, LLC, a Delaware limited liability company (“LLC”) that is controlled by affiliates of Kelso & Company, L.P. (“Kelso”).

Background

IAAI operates in a single business segment—providing insurance companies and other vehicle suppliers cost-effective salvage processing solutions, including selling total loss and recovered theft vehicles.

On May 25, 2005, the Company completed merger transactions, which are described in detail in Note 2. The merger transactions resulted in a new basis of accounting under Statement of Financial Accounting Standards No. 141. This change creates many differences between reporting for IAAI post-merger, as successor, and IAAI pre-merger, as predecessor. The accompanying consolidated financial statements and the notes to the consolidated financial statements reflect separate reporting periods for the predecessor and successor company where applicable.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents represents an investment in a money market fund. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The balance in money market funds as of April 19, 2007 and December 31, 2006 is zero. The balance in money market funds as of December 25, 2005 is $6.1 million and as of December 26, 2004 is zero.

Fiscal Periods

Fiscal year 2004 consisted of 52 weeks and ended December 26, 2004. Fiscal year 2005 consisted of 52 weeks and ended on December 25, 2005. Fiscal year 2006 consists of 53 weeks and ended on December 31, 2006. The additional week occurred in the fourth quarter. As described in detail in Note 15, Axle Holdings merged with ADESA, Inc. on April 20, 2007. Due to the closing date of the ADESA merger, April’s fiscal month close is April 19, 2007, consisting of 16 weeks.

Basis of Presentation

The accompanying unaudited interim consolidated financial statements for the periods from January 1, 2007 to April 19, 2007 and December 26, 2005 to September 24, 2007 have been prepared in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. Accordingly,

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Operating results for interim periods are not necessarily indicative of results that may be expected for the year as a whole. In the opinion of management, the interim consolidated financial statements reflect all adjustments necessary (consisting of normal recurring accruals except as otherwise indicated) for a fair statement of the Company’s financial results for the period January 1, 2007 to April 19, 2007 and from December 26, 2005 to September 24, 2006. The unaudited consolidated financial statements and condensed notes to the interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006 included herein.

Revenue Recognition

Revenues (including vehicle sales and fee income) are generally recognized at the date the vehicles are sold at auction. Revenue not recognized at the date the vehicles are sold at auction includes annual buyer registration fees, which are recognized on a straight line basis and certain buyer-related fees, which are recognized when payment is received.

Inventories

Inventories are stated at the lower of cost or estimated realizable value. Cost includes the cost of acquiring ownership of total loss and recovered theft vehicles, charges for towing and, less frequently, reconditioning costs. The costs of inventories sold are charged to operations based upon the specific-identification method.

Leases

The Company leases real estate and certain equipment. Some of the leases contain clauses that either reduce or increase the amount of rent paid in future periods. The rent expense for these leases is recognized on a straight-line basis over the lease term.

Disclosures About Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable and long-term debt. The fair values of these instruments approximate their carrying values other than long-term debt. As of April 19, 2007, December 31, 2006, December 25, 2005 and December 26, 2004, the fair value of the Company’s 11% Senior Notes due 2013 was $174.5 million, $169.5 million, $157.7 and $0.0 million respectively, and the fair value of the Company’s term loan under its senior credit facilities was $194.0 million, $194.5 million and $115.6 million, respectively. As of April 19, 2007, December 31, 2006 and December 25, 2005 the carrying value of the Company’s 11% Senior Notes due 2013 was $150.0 million, and the carrying value of the Company’s term loan under its senior credit facilities was $194.0 million, $192.6 million and $113.1 million, respectively.

Goodwill

The Company tests goodwill for impairment annually during the second quarter and continually reviews whether a triggering event has occurred to determine whether the carrying value exceeds the fair value. The fair value is based generally on discounted projected cash flows, but the Company also considers factors such as comparable industry price multiples. The Company employs cash flow projections that it believes to be

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

reasonable under current and forecasted circumstances. The annual impairment test of goodwill is performed in the second quarter of each year. As of April 19, 2007, there were no events or other indications which require an impairment test in advance of the second quarter annual impairment test. The fiscal 2006 annual test did not indicate any impairment.

Intangibles

Intangibles represent acquisition costs in excess of the fair value of net tangible assets of businesses purchased and consist primarily of supplier relationships, trade names, software and covenants not to compete. These costs are being amortized over periods ranging from one to twenty years on a straight-line basis. The annual impairment test of intangible assets is performed in the second quarter of each year. As of April 19, 2007, there were no events or other indications which require an impairment test in advance of the second quarter annual impairment test. The fiscal 2006 annual test did not indicate any impairment.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the assets carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the estimated undiscounted future cash flows change in the future, the Company may be required to reduce the carrying amount of an asset to its fair value. Fair value would be determined by discounting estimated cash flows.

Use of Estimates

The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results may differ from these estimates.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets ranging from three to 40 years. Leasehold improvements are amortized on a straight-line basis over their estimated economic useful life or the lease term, whichever is less.

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry forwards. The effect of a rate change on deferred tax assets and liabilities is recognized in the period of enactment.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

Credit Risk

Vehicles are sold generally for cash; therefore, very little credit risk is incurred from the selling of vehicles. Receivables arising from advance charges made on behalf of vehicle suppliers, most of which are insurance companies, are generally satisfied from the net proceeds payable to the vehicle suppliers. A small percentage of vehicles sold do not have sufficient net proceeds to satisfy the related receivables, and in these cases, the receivable is due from the vehicle suppliers. Management performs regular evaluations concerning the ability of its customers and suppliers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations. The Company’s credit losses for the periods presented are insignificant and have not exceeded management’s estimates.

Significant Providers of Salvage Vehicles

For the fiscal period ended April 19, 2007, two automobile insurance providers were individually responsible for providing 15.2% and 13.1%, respectively, of the salvage vehicles sold by the Company. Although these insurance companies represent a significant source of vehicles sold at auction, our relationship with the insurance companies are distributed throughout regional offices. None of the individual regions of the respective insurance company or person within the insurance company were responsible for vehicle assignments representing over 10% of the units sold as of April 19, 2007.

Stock Based Compensation

The matter discussed in this Note should be read in conjunction with the information contained in Note 9. In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment (“SFAS 123R”). SFAS 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and its related implementation guidance. On December 26, 2005, the Company adopted the provisions of SFAS 123R using the prospective method. Under the prospective method, the Company accounted for awards outstanding as of December 25, 2005 using the accounting principles originally applied, SFAS 123 and APB 25. For awards issued after December 25, 2005 and for awards modified after December 25, 2005, the Company accounts for awards at fair value using the accounting principles under SFAS 123R. The Company is permitted to apply the modified prospective method under SFAS 123R because the Company elected to use the minimum value method of measuring share options for pro forma disclosure purposes under SFAS 123 in prior periods. Had the Company elected to use the fair value method for pro forma disclosure purposes under SFAS 123, it would have been required to recognize more compensation expense in its Statement of Operations under SFAS 123R for periods beginning on or after December 25, 2005.

SFAS 123R requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under the prior accounting rules. This requirement reduces net operating cash flows and increases net financing cash flows in periods after adoption. Total cash flow remains unchanged from what would have been reported under prior accounting rules.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

Prior to the adoption of SFAS 123R, the Company followed the intrinsic value method in accordance with APB 25 to account for its employee stock options. Accordingly, compensation expense was recognized when the stock price at the time of the grant exceeded the exercise price. The adoption of SFAS 123R primarily resulted in a change in the Company’s method of recognizing the fair value of share-based compensation and estimating forfeitures for all unvested awards. Specifically, the adoption of SFAS 123R resulted in the recording of compensation expense at the grant date for employee stock options. The effect of adopting SFAS 123R was to record compensation expense of $0.4 million ($0.3 million after tax) for the year ended December 31, 2006.

There was no material impact to the Company’s operating or financing cash flow or net loss in the period of adoption. When applying the prospective method, the Company is not permitted to provide pro forma disclosures as was previously required under SFAS 123. As a result of the merger transactions described in Note 2 below, the Company’s capital structure and its stock compensation plans changed significantly. Consequently, the stock-based compensation information for the year ended December 31, 2006 is not comparable to the year ended December 25, 2005. As such, comparative data is not presented in the Notes related to stock-based compensation.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net loss and the change in fair value of the Company’s interest rate hedge for the period ended April 19, 2007, nine months ended September 24, 2006, and the years ended December 31, 2006, December 25, 2005 and December 26, 2004 follows (dollars in thousands):

	SUCCESSOR				PREDECESSOR
	January 1 – April 19, 2007	December 31, 2006	December 26, 2005 – September 24, 2006	May 25, 2005 – December 25, 2005	December 27, 2004 – May 24, 2005	December 26, 2004
	(Unaudited)
Net earnings (loss)	$(370)	$(7,179)	$(4,836)	$(5,434)	$(440)	$12,265
Other comprehensive income (loss)
Change in fair value of interest cap	(24)	31	(46)	—	227	712
Income tax expense (benefit)	6	(11)	17	—	(87)	(273)

Comprehensive income (loss)	$(388)	$(7,159)	$(4,865)	$(5,434)	$(300)	$12,704

Capitalized Software Costs

The Company capitalizes certain internal use computer software costs, after management has determined the project will be complete and the software will perform its intended function in accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized software costs are amortized utilizing the straight-line method over the economic lives of the related assets not to exceed five years.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

Recent Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments,” which amends FASB Statements No. 133 (“SFAS 133”), “Accounting for Derivative Instrument and Hedging Activities” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 eliminates the exemption of applying SFAS 133 to interests in securities and financial assets so that similar instruments are accounted for similarly regardless of the term of the instruments. The Company adopted this new accounting standard on January 1, 2007. The adoption of SFAS 155 did not have a material impact on its financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under certain conditions. The Company adopted this new accounting standard on January 1, 2007. The adoption of SFAS 156 did not have a material impact on its financial statements.

In March 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement 109. The statement seeks to clarify the significant diversity in practice associated with financial statement recognition and measurement in accounting for income taxes. The Company adopted this new standard on January 1, 2007. The impact of the adoption of FIN 48 did not have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment to FASB Statements No. 87, 88, 106 and 132(R). The statement requires employers to recognize the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company is required to apply SFAS 158 as of December 31, 2007. The Company is currently evaluating the impact of the adoption of SFAS 158 on its financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company adopted SAB 108 on December 31, 2006, which resulted in a cumulative effect adjustment to its opening fiscal 2006 balance sheet. The adjustment included a $1.9 million increase in accrued liabilities, a $0.7 million increase in deferred income tax assets and a $1.2 million reduction in retained earnings. Those adjustments includes the cumulative difference between recording annual buyer registration revenue on a straight-line basis versus the previous Company policy of recording the revenue as received, which increased accrued liabilities and deferred tax asset by $2.2 million and $0.8 million, respectively, and the cumulative difference of the exclusion of certain paid claims to determine insurance claim accruals, which decreased accrued liabilities and deferred taxes by $0.3 million and $0.1 million, respectively. Prior to the adoption of SAB 108, the Company determined that the potential impact of these items using the “rollover” method was immaterial to the prior years’ statements of operations and cash flow.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” The effective date is the entity’s first fiscal year that begins after November 15, 2007. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. Some requirements apply differently to entities that do not report net income. The Company is currently evaluating the impact of the adoption.

(2)    Merger Transactions

Effective May 25, 2005, IAAI became a direct, wholly-owned subsidiary of Axle Holdings, Inc. which is owned by Axle Holdings II LLC (which is controlled by Kelso & Company, L. P. (“Kelso”)). As part of the merger transactions, IAAI entered into senior credit facilities, comprised of a $50.0 million revolving credit facility and a $115.0 million term loan, which were guaranteed by all of IAAI’s then existing domestic subsidiaries. As part of the merger transactions, IAAI also issued $150.0 million of 11% Senior Notes due 2013. IAAI received approximately $143.8 million of cash equity contributions from Kelso, Parthenon Investors II, L.P., the other investors and certain members of management in connection with the merger transactions.

IAAI used the net proceeds of these financings and equity contributions to (i) fund the cash consideration payable to the Company’s shareholders and option holders under the merger agreement; (ii) repay outstanding principal and accrued interest under the Company’s prior credit facility; and (iii) pay related transaction fees and expenses. The merger was recorded in accordance with Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations.” The Company recorded its assets and liabilities at their estimated fair values derived from management’s estimates and judgment based upon valuations and information currently available.

These valuations resulted in recognition of $131.5 million of intangible assets, which consists of $102.5 million in customer relationships, $0.6 million in non-compete agreements, $14.9 million in trade names, and $13.5 million in proprietary software as of the date of acquisition.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

Significant Items Affecting Comparability

The merger transactions resulted in a new basis of accounting under SFAS 141. This change creates many differences between reporting for IAAI post-merger, as successor, and IAAI pre-merger, as predecessor. Accordingly, the predecessor financial data for periods ending on or prior to May 24, 2005, generally will not be comparable to the successor financial data for periods after that date.

The following table reflects the unaudited pro forma results as if the acquisition occurred on December 28, 2003 (in thousands):

	SUCCESSOR			PREDECESSOR
	April 19, 2007	December 31, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Revenue	$114,788	$331,950	$280,855	$240,179
Earnings (loss) before taxes	1,084	(8,855)	(12,535)	(12,425)
Net loss	(370)	(7,179)	(7,897)	(7,828)

The pro forma results reflect the incremental interest related to the new debt, changes in amortization and depreciation expense due to the change in basis and related remaining lives, and the addition of the annual financial advisory service fee for services provided by Kelso.

(3)    Accounts Receivable

Accounts receivable consists of the following:

	SUCCESSOR			PREDECESSOR
	April 19, 2007	December 31, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Unbilled receivables	$42,335	$41,848	$35,534	$35,555
Trade accounts receivable	14,603	15,007	11,458	14,596
Other receivables	460	229	412	1,086

	57,398	57,084	47,404	51,237

Less allowance for doubtful accounts	(453)	(478)	(484)	(794)

	$56,945	$56,606	$46,920	$50,443

Unbilled receivables represent amounts paid to third parties on behalf of insurance companies for which the Company will be reimbursed when the vehicle is sold. Trade accounts receivable include fees and proceeds to be collected from both insurance companies and buyers.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

(4)    Property and Equipment

Property and equipment consists of the following:

	SUCCESSOR			PREDECESSOR
	April 19, 2007	December 31, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Land	$5,051	$5,051	$5,051	$7,662
Buildings and improvements	6,566	8,700	6,534	13,722
Equipment and other	36,496	30,429	27,295	49,645
Leasehold improvements	57,588	56,245	44,525	49,485

	105,701	100,425	83,405	120,514

Less accumulated depreciation and amortization	(24,964)	(20,275)	(6,174)	(45,830)

	$80,737	$80,150	$77,231	$74,684

Depreciation expense was $4.8 million for the successor period ended April 19, 2007. Depreciation expense was $14.1 million for the successor period ended December 31, 2006, $6.9 million for May 25, 2005 through December 25, 2005, $5.2 million for the predecessor period from December 27, 2004 through May 24, 2005 and $12.4 million for the predecessor year ended 2004.

(5)    Goodwill and Other Intangibles

The Company tests goodwill for impairment annually during the second quarter and continually reviews whether a triggering event has occurred to determine whether the carrying value exceeds the fair value. The fair value is based generally on discounted projected cash flows, but the Company also considers factors such as comparable industry price multiples. The Company employs cash flow projections that it believes to be reasonable under current and forecasted circumstances.

Goodwill activity for the year ended December 31, 2006 includes current year acquisitions described in Note 12, adjustments related to the purchase price allocation of certain prior period acquisitions due to the finalization of such allocations and earn-out payment made for prior period acquisitions. As of December 25, 2005, the Company had $191.3 million of goodwill recorded as a result of the merger transactions.

Goodwill and other intangibles are recorded at cost less accumulated amortization and consist of the following for the period ended April 19, 2007 (dollars in thousands):

Amount
Balance at December 31, 2006	$241,336
Acquisitions and earn out payments	574
Adjustments to valuation of prior period acquisitions	(15)

Balance at April 19, 2007	$241,895

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

Goodwill and other intangibles consisted of the following (dollars in millions):

	COST
	Assigned Life	April 19, 2007	December 31, 2006	December 25, 2005	December 26, 2004
		(Unaudited)
Predecessor
Goodwill	Indefinite	$—	$—	$—	$167.0
Covenants not to compete	3 to 5 years	—	—	—	4.2

Successor
Goodwill	Indefinite	241.9	241.3	191.3	—
Supplier relationships	15-20 years	133.4	133.4	102.5	—
Trade names	15 years	14.9	14.9	14.9	—
Software	6 years	13.5	13.5	13.5	—
Covenants not to compete	12 to 18 months and 5 years	0.8	0.8	0.7	—

		$404.5	$403.9	$322.9	$171.2

	Accumulated Amortization
	Assigned Life	April 19, 2007	December 31, 2006	December 25, 2005	December 26, 2004
		(Unaudited)
Predecessor
Goodwill	Indefinite	$—	$—	$—	$(29.5)
Covenants not to compete	3 to 5 years	—	—	—	(2.5)

Successor
Supplier relationships	15-20 years	(11.4)	(9.2)	(3.1)	—
Software	6 years	(4.2)	(3.6)	(1.3)	—
Trade names	15 years	(1.9)	(1.6)	(0.6)	—
Covenants not to compete	12 to 18 months and 5 years	(0.7)	(0.7)	(0.2)	—

		$(18.2)	$(15.1)	$(5.2)	$(32.0)

The Company also continually reviews whether events and circumstances subsequent to the acquisition of any long-lived assets, such as property and equipment or intangible assets subject to amortization, have occurred that indicate that the remaining useful lives of those assets may warrant revision or that the remaining balance of those assets may not be recoverable. If events and circumstances indicate that the long-lived assets should be reviewed for possible impairment, the Company uses projections to assess whether future cash flows on a non-discounted basis related to the tested assets are likely to exceed the carrying value of those assets to determine if a write-down is appropriate. If the Company identifies impairment, it will measure and report a loss to the extent that the carrying value of the impaired assets exceeds their fair values as determined by valuation techniques appropriate in the circumstances that could include the use of similar projections on a discounted basis.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

In determining the estimated useful lives of definite lived intangibles, the Company considers the nature, competitive position, life cycle position, and historical and expected future cash flows of each asset and the Company’s commitment to support these assets through continued investment and legal infringement protection.

Based upon existing intangibles, the projected amortization expense is $7.3 million for April 20, 2007 through December 30, 2007, $10.4 million for the year ending 2008 through 2010, $8.7 million for 2011, and $8.2 million for the year ending 2012.

(6)     Long-term Debt

Long-term debt is summarized as follows (dollars in thousands):

	SUCCESSOR			PREDECESSOR
	April 19, 2007	December 31, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
11% senior notes	$150,000	$150,000	$150,000	$—
Senior secured credit facilities	194,025	194,513	114,326	—

Unsecured term loan, interest payable at variable rate based upon LIBOR. Principal repaid in 16 equal installments commencing March 31, 2003	—	—	—	16,875

Notes payable issued in connection with the acquisition	—	—	—	12

	344,025	344,513	264,326	16,887
Less current installments	1,950	1,950	1,143	7,512

	$342,075	$342,563	$263,183	$9,375

Total principal repayments required for each of the next five fiscal years and thereafter under all long-term debt agreements are summarized as follows (dollars in thousands):

(Unaudited)
April 20, 2007 through December 30, 2007	$975
2008	1,950
2009	1,950
2010	1,950
2011	1,950
Thereafter	333,300

$342,075

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

Senior Notes

As part of the merger transactions the Company issued $150.0 million of 11% senior notes due April 1, 2013. The notes are non-callable for four years, after which they are callable at a premium declining ratably to par at the end of year six. The notes contain covenants that among other things, limit the issuance of additional indebtedness, the incurrence of liens, the payment of dividends or other distributions, distributions from certain subsidiaries, the issuance of preferred stock, the sale of assets and subsidiary stock, transactions with affiliates and consolidations, mergers and transfers of assets. All of these limitations and prohibitions, however, are subject to a number of important qualifications set forth in the indenture.

Credit Facilities

As part of the merger transactions, the Company entered into new senior secured credit facilities. The credit facilities were amended in June 2006 and are comprised of a $50.0 million revolving credit facility and a $194.5 million term loan. As a result of the amendment, the Company recognized a $1.3 million loss on the early extinguishment of debt related to the write-off of previously deferred issuance costs, fees paid to repay a portion of the original debt, and other costs. The senior secured credit facilities are secured by a perfected first priority security interest in all present and future tangible and intangible assets of the Company and the guarantors, including the capital stock of the Company and each of its direct and indirect domestic subsidiaries and 65% of the capital stock of its direct and indirect foreign subsidiaries. The seven-year term loan is payable in quarterly installments equal to 0.25% of the initial aggregate principle amount, beginning December 31, 2006, with the balance payable on May 19, 2012. The senior secured credit facilities are subject to mandatory prepayments and reduction in an amount equal to (i) the net proceeds of certain debt issuances, asset sales, recovery events, and sales and leasebacks of real property, (ii) 50% of the net proceeds of certain equity offerings or contributions by Axle Holdings and (iii) for any fiscal year ending on or after December 31, 2007, 75% of excess cash flow, as defined in the credit agreement, when the consolidated leverage ratio, as defined in the credit agreement, is 4.0 or greater, or 50% of excess cash flow when the consolidated leverage ratio is at least 3.0 but less than 4.0x.

Under the terms of the credit agreement, interest rates and borrowings are based upon, at the Company’s option, Eurodollar or prime rates. The terms of the agreement include a commitment fee based on unutilized amounts and an annual agency fee. The agreement includes covenants that, among other things, limit or restrict the Company’s and its subsidiaries’ abilities to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, including the senior notes, pay dividends, create liens, make equity or debt investments, make acquisitions, modify the terms of the indenture, engage in mergers, make capital expenditures and engage in certain affiliate transactions. The agreement also requires the Company to at all times have at least 50% of the aggregate principal amount of the notes and the term loan subject to either a fixed interest rate or interest rate protection for a period of not less than three years. The senior secured credit facilities are subject to the following financial covenants: (i) minimum consolidated interest coverage and (ii) maximum consolidated leverage. The Company is in compliance with these credit agreement covenants as of April 19, 2007

The revolver was made for working capital and general corporate purposes. There were no borrowings under the revolver as of April 19, 2007, although the Company did have outstanding letters of credit in the aggregate amount of $2.4 million as of April 19, 2007. The Company paid $0.1 million in commitment fees in 2007. During the period December 31, 2006 to April 19, 2007, the weighted average annual interest rate for the new senior credit facilities was 7.9%.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

A portion of the proceeds of the credit facilities and the senior notes facilities were used to eliminate the outstanding debt under the prior credit facility and revolver.

Financial Instruments and Hedging Activities

The Company is required under its amended senior credit facilities agreement to enter into and maintain an interest rate protection arrangement to provide that at least 50% of the aggregate principal amount under the senior note and senior credit facilities is subject to either a fixed interest rate or interest rate protection for a period of not less than two years. In accordance with this requirement, the Company entered into interest rate cap agreements. The agreements cap the interest rate of $100.0 million of the outstanding principal at 6.0%. At April 19, 2007, the interest rate cap qualifies for hedge accounting and all changes in the fair value of the cap were recorded, net of tax, through other comprehensive income/(loss). At April 19, 2007, the Company recorded less than $0.1 million (net of tax) as a comprehensive gain to the change in fair market value.

(7)     Stockholders’ Equity

Additional Paid-In Capital

The additional paid-in capital increased to $154.1 million as of April 19, 2007 from $151.4 million as of December 31, 2006. The increase is a result of $2.7 million of stock-based compensation.

(8)     Income Taxes

Income tax expense is summarized as follows (dollars in thousands):

	SUCCESSOR			PREDECESSOR
	April 19, 2007	December 31, 2006	May 25, 2005 – December 25, 2005	December 27, 2004 – May 24, 2005	December 26, 2004
	(Unaudited)
Current:
Federal	$—	$—	$—	$6,674	$5,028
State	522	311	270	(308)	790

	522	311	270	6,366	5,818

Deferred:
Federal	977	(2,750)	(1,792)	(2,404)	1,092
State	(45)	763	190	937	229

	932	(1,987)	(1,602)	(1,467)	1,321

	$1,454	$(1,676)	$(1,332)	$4,899	$7,139

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

The Company evaluates the realizability of the Company’s deferred tax assets on an ongoing basis. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at April 19, 2007. The Company has established a valuation allowance when the utilization of the tax asset is uncertain. Additional temporary differences, future earning trends and/or tax strategies may occur which could warrant a need for establishing an additional valuation allowance or a reserve.

Deferred income taxes are composed of the effects of the components listed below. A valuation allowance has been recorded to reduce the carrying value of deferred tax assets for which the Company believes a tax benefit will not be realized.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (dollars in thousands):

	SUCCESSOR			PREDECESSOR
	April 19, 2007	December 31, 2006	December 25, 2005	December 26, 2004
Deferred tax assets attributable to:
Inventories	$2,472	$2,899	$2,628	$2,261
Other current assets	3,750	3,200	2,967	2,432
Non-current assets	—	—	3,717	—
Federal net operating loss	3,895	5,212	2,916	—
Depreciation	7,613	7,231	8,797	5,946
Other non-current assets	5,074	5,411	—	—
State net operating loss	1,002	1,216	1,291	1,618
Valuation allowance	(367)	(355)	(408)	(1,083)

Net deferred tax assets	$23,439	$24,814	$21,908	$11,174

Deferred tax liabilities attributable to:
Intangible assets	(6,891)	(5,884)	(1,913)	(20,729)
Intangible assets
purchase accounting	(42,573)	(43,746)	(49,066)	—

Net deferred tax liabilities	$(26,025)	$(24,816)	$(29,071)	$(9,555)

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

The actual income tax expense differs from the “expected” tax expense computed by applying the Federal corporate tax rate to earnings (loss) before income taxes as follows (dollars in thousands):

	SUCCESSOR			PREDECESSOR
	April 19, 2007	December 31, 2006	May 25, 2005 – December 25, 2005	December 27, 2004 – May 24, 2005	December 26, 2004
	(Unaudited)
Federal income tax expense	$380	$(3,099)	$(2,367)	$1,560	$6,791
State income taxes, net of Federal benefit	415	416	298	409	662
Change in valuation allowance	—	—	—	(65)	(636)
Change to tax accruals	(112)	(45)	(11)	4	259
Increase in Deferred State Income Tax Rate	(174)	492	—	—	—
Merger related costs	—	—	714	2,970	—
FAS 123R LLC Expense	895	474	—	—	—
Other	50	86	34	21	63

	$1,454	$(1,676)	$(1,332)	$4,899	$7,139

The Company is obligated to file tax returns and pay federal and state income taxes in numerous jurisdictions. The changes in income tax accruals relate to amounts that were no longer required, due primarily to closed tax return audits and closed tax years for a number of jurisdictions.

At April 19, 2007, the Company had a federal net operating loss carryforward of $11.1 million. The net operating loss carryforward expires in 2025 ($5.1 million), 2026 ($6.0 million) and 2027 ($27.6 million). The Company expects to fully utilize the federal net operating loss. At April 19, 2007, the Company had state income tax net operating loss carryforwards of approximately $21.0 million. The net operating loss carryforwards expire in the years 2007 through 2027.

Due to the fact that state net operating losses can be audited well beyond a normal three-year statutory audit period and the inherent uncertainty of estimates of future taxable income, the amount of the state net operating losses which may ultimately be utilized to offset future taxable income may vary materially from the Company’s estimates. The Company has established a valuation allowance for state net operating losses based on the Company’s estimates of the amount of benefit from these state net operating losses that the Company may ultimately be unable to realize due to factors other than estimates of future taxable income. Subsequent revisions to the estimated realizable value of the deferred tax asset or the reserve for tax-related contingencies may cause the Company’s provision for income taxes to vary significantly from period to period, although cash tax payments will remain unaffected until the state net operating losses are utilized.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

(9)     Employee Benefit Plans

Stock Based Compensation

Axle Holdings Plan

In May, 2005, Axle Holdings, which owns 100% of the outstanding stock of the Company, adopted the Axle Holdings, Inc. Stock Incentive Plan (“Axle Holdings Plan”). The Axle Holdings Plan is intended to provide equity incentive benefits to the Company employees. As such, it is appropriate to account for the plan as a direct plan of the Company.

Under the Axle Holdings Plan, there are two types of options: (1) service options, which vest in three equal annual installments commencing on the first anniversary of the grant date based upon service with Axle Holdings and its subsidiaries, including IAAI, and (2) exit options, which vest upon a change in equity control of the LLC as defined under the Axle Holdings Plan. During the period January 1, 2007 through April 19, 2007, Axle Holdings granted 2,665 service options and 5,335 exit options to the Company’s employees. There were 667 service options forfeited and 1,333 exit options forfeited during the period January 1, 2007 through April 19, 2007 by the Company’s employees. As of April 19, 2007, there were 617,256 options authorized and 576,204 options granted to the Company’s employees. The contractual term of the options is ten years. On October 25, 2006, the Board of Directors of Axle Holdings amended the Axle Holdings Plan to provide for an additional 60,000 options to be available for grant.

Service options are accounted as equity awards and, as such, compensation expense is measured based on the fair value of the award at the date of grant. Compensation expense is recognized over the three year service period, using the straight line attribution method, for awards granted after December 25, 2005 and the graded vesting attribution method for awards granted prior to December 25, 2005.

Certain executives of IAAI exchanged a portion of their fully vested options in the predecessor company into options under the Axle Holdings, Inc. Stock Incentive Plan. In accordance with APB 25 and other applicable pronouncements, the Company is not required to recognize compensation expense on the option exchange as the market price of the underlying shares of the successor options are the same as the predecessor options.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

Activity under the Plans during 2007, 2006 and 2005 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in months)	Aggregate Intrinsic Value (in thousands)
Outstanding at May 24, 2005—Predecessor	—	$—	—	$—

Options granted	251,800	25.62
Options canceled	(1,000)	25.62
Options exercised	—	—
Options exchanged	274,904	13.63

Outstanding at December 25, 2005—Successor	525,704	$19.35	94.7	$4,973

Options granted	43,000	31.91
Options canceled	(13,500)	25.47
Options exercised	—	—

Outstanding September 24, 2006	555,204	$20.16	91.7	$6,602

Options granted	17,500	31.91
Options cancelled	(2,500)	25.47
Options exercised	—	—

Outstanding at December 31, 2006—Successor	570,204	$20.52	85.2	$7,214

Options granted	8,000	34.00
Options canceled	(2,000)	$25.62

Outstanding at April 19, 2007—Successor	576,204	$20.69	87.8	$10,230

Exercisable at September 24, 2006	275,904	$13.63	73.2	$5,051

Exercisable at December 31, 2006—Successor	301,900	$14.66	65.5	$5,578

Exercisable at April 19, 2007—Successor	303,234	$14.73	72.8

There were no options exercised and 390 options expired as of April 19, 2007. There were 1,557 options that vested during the period ended April 19, 2007. The weighted average grant date fair value per share of the options granted during the period was $34.00. In connection with the options under the Axle Holdings Plan, $0.1 million of expense (less than $0.1 million after tax) was recorded for the period ended April 19, 2007. There was no material impact to the Company’s operating or financing cash flows for the period ended April 19, 2007. As of April 19, 2007, the total compensation expense related to unvested options not recognized was $0.5 million and the weighted average period in which it will be recognized was approximately 1.7 years.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

The fair value of each option granted, subsequent to the adoption of SFAS 123R, is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for the options granted during the period from January 1, 2007 though April 19, 2007 and the year ended December 31, 2006 and December 25, 2005:

	April 19, 2007	December 31, 2006	September 24, 2006	December 25, 2005
Expected life (in years)	5.0	6.0	6.0	6.0
Risk-free interest rate	4.7%	4.2 - 5.0%	4.2%	4.1 - 4.3%
Expected volatility	43%	43%	43%	43%
Expected dividend yield	0%	0%	0%	0%

For the period January 1, 2007 through April 19, 2007, the expected life of each award granted was calculated using the simplified method in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 107, “Share-Based Payments.” The volatility is based on the historic volatility of companies within related industries that have publicly traded equity securities, as IAAI’s equity is not publicly traded. The risk-free rate is based on implied yield currently available on U.S. Treasury zero coupon issues with remaining term equal to the expected life. Expected dividend yield is based on our expectations.

Under the exit options, in addition to the change in equity control requirement, the value of the options will be determined based on the strike price and certain performance hurdles at the time of change in equity control. As the ultimate excercisability is contingent upon an event (specifically, a change of control), the compensation expense will not be recognized until such an event is consummated. As of April 19, 2007, there was no obligation relating to the exit options.

Additional information about options outstanding as of April 19, 2007 is presented below:

	Options Outstanding
			Weighted Average
Descriptions	Range of Exercise Prices	Number of Options	Remaining Contractual Life (in months)	Exercise Price
Axle Holdings Plan—Exchange Units	12.56 to 15.87	275,904	70.0	$13.63
Axle Holdings Plan—Other	25.62 to 34.07	300,300	104.2	27.18

Total	12.56 to 34.07	576,204	87.8	20.69

LLC Profit Interests

The LLC owns 100% of the outstanding shares of Axle Holdings. Axle Holdings owns 100% of the outstanding shares of the Company. The LLC’s operating agreement provides for profit interests in the LLC to be held by certain designated employees of the Company. Upon an exit event as defined by the LLC operating agreement, holders of the profit interest will receive a cash distribution from the LLC. The term is 10 years from grant.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

Two types of profit interests were created by the LLC operating agreement: (1) operating units, which vest in twelve equal quarterly installments commencing on the first anniversary of the grant date based upon service, and (2) value units, which vest upon a change in equity control of the LLC as defined under the LLC’s operating agreement. The number of value units ultimately granted will be determined based on the strike price and certain performance hurdles at the time of change in equity control. There were 191,152 operating units awarded and 382,304 value units awarded to employees of the Company during 2005 with a strike price equal to $25.62 for the operating units.

Under the requirements of EITF 00-23 “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44”, both the operating units and the value units are considered liability awards that are remeasured at each reporting period based on the intrinsic value method. The related liability and compensation expense of the LLC, which is for the benefit of Company employees, results in a capital contribution from the LLC to the Company and compensation expense for the Company. Compensation expense related to the operating units is recognized using the graded vesting attribution method. However, no compensation expense will be recognized on the value units until a change in equity control is consummated as excercisability and the number of units to be received is contingent upon an event (specifically change in control).

In connection with the operating units, $2.6 million ($1.6 million net of taxes) during the successor period ended April 19, 2007, and $0.3 million ($0.2 net of taxes) of expense was incurred during the successor period, May 25, 2005 through December 25, 2005, $1.4 million of expense ($1.0 million net of taxes) was recognized for the year ended December 31, 2006 and $1.1 million of expense incurred for the nine months ended September 24, 2006. There was no material impact to the Company’s operating or financing cash flows for the year ended December 31, 2006. As of December 31, 2006, there were 95,576 profit interests vested and $0.3 million of remaining compensation expense to be recognized over approximately 1.4 years.

Postretirement Benefits

In connection with the acquisition of the capital stock of Underwriters Salvage Company (“USC”), the Company assumed the obligation for certain health care and death benefits for retired employees of USC. In accordance with the provisions of SFAS No. 106, “Employers Accounting for Postretirement Benefits Other than Pensions,” costs related to the benefits are accrued over an employee’s service life.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

A reconciliation of the funded status of this program as of April 19, 2007, December 31, 2006,

December 25, 2005 and December 26, 2006 follows (in thousands of dollars):

	SUCCESSOR			PREDECESSOR
	April 19, 2007	December 31, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Benefit Obligations and Funded Status:
Change in accumulated postretirement benefit obligation:
Accumulated postretirement benefit obligation at the beginning of the year	$1,111	$1,308	$744	$1,432
Interest cost	19	59	75	47
Actuarial (gain) or loss	—	(212)	592	(678)
Benefits paid	(27)	(93)	(103)	(57)

Accumulated postretirement benefit obligation at end of year	1,103	1,062	1,308	744
Change in plan assets:
Benefits paid	—	(93)	(103)	(57)
Employer contributions	—	93	103	57

Fair value of assets at the end of the year	—	—	—	—
Net amount recognized:
Funded status	(1,103)	(1,062)	(1,308)	(744)
Unrecognized net (gain) or loss	—	(252)	—	(1,620)

Net amount recognized	$(1,103)	$(1,314)	$(1,308)	$(2,364)

Funded status:
Amounts recognized in the balance sheet—
Accrued benefit liability	$(1,103)	$(1,314)	$(1,308)	$(2,364)

Weighted average assumptions at the end of the year:
Discount rate	5.50%	5.50%	5.50%	5.75%
Benefit Obligation Trends:
Assumed health care cost trend rates
Health care cost trend rate assumed for next year	7.00%	7.00%	8.00%	10.00%
Ultimate rate	5.00%	5.00%	5.00%	5.00%
Year that the ultimate rate is reached	2009	2009	2009	2009
Net Periodic Pension Trends:
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	7.00%	8.00%	9.00%	8.50%
Ultimate rate	5.00%	5.00%	5.00%	5.00%
Year that the ultimate rate is reached	2009	2009	2009	2009

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

Net periodic benefit cost (income) is summarized as follows for the fiscal years 2006, 2005, and 2004 (dollars in thousands):

	2007	2006	2005	2004
	(Unaudited)
Net Periodic Benefit Cost (Income)
Interest cost	$19	$59	$75	$47
Amortization of net (gain) or loss	(4)	(13)	(111)	(224)

Total net periodic benefit cost (income)	$15	$46	$(36)	$(177)

Estimated future benefit payments for the next five years as of April 19, 2007 are as follows (dollars in thousands):

(Unaudited)
2007	$152
2008	148
2009	141
2010	132
2011	123
Thereafter	450

$1,146

Effective January 20, 1994, the date of the related acquisition, the Company discontinued future participation for active employees. Contribution for 2007 is expected to be $0.2 million.

401(k) Plan

The Company has a 401(k) defined contribution plan covering all full-time employees. Plan participants can elect to contribute up to 60% of their gross payroll. Company contributions are determined at the discretion of the Board of Directors; during the years 2004 to 2006, the Company matched 100% of employee contributions up to 4% of eligible earnings. Company contributions to the plan for the April 19, 2007 period are $0.3 million. Company contributions to the plans for the successor period ending December 31, 2006 and December 25, 2005 were $0.9 million and $0.4 million, respectively. Company contributions to the plan for predecessor periods ended May 24, 2005 and December 26, 2004 were $0.5 million and $0.8 million, respectively.

(10)     Commitments and Contingencies

Leases

The Company leases the Company’s facilities and certain equipment under operating leases with related and unrelated parties, which expire through 2027. Rental expense for the successor periods ended April 19, 2007, December 31, 2006 and December 25, 2005 was $9.0 million, $26.5 million and $15.9 million, respectively. Rental expense for the predecessor periods ended May 24, 2005 and December 26, 2004 was $10.7 million and $24.1 million, respectively.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

Minimum annual rental commitments for the next five years under noncancelable operating and capital leases at April 19, 2007 are as follows (dollars in thousands):

	Operating Leases	Capital Leases
	(Unaudited)
2007	$29,218	$194
2008	30,533	32
2009	28,154	—
2010	25,882	—
2011	23,862
Thereafter	151,747	—

	$289,396	226

Less amount representing interest expense		9

Future capital lease obligation		$217

Assets as of April 19, 2007 and December 31, 2006 recorded under capital leases are included in property and equipment, net are as follows (dollars in thousands):

	SUCCESSOR			PREDECESSOR
	2007	2006	2005	2004
	(Unaudited)
Computer equipment	$289	$293	$400	$5,221
Security fencing	1,053	1,053	1,053	1,441

	1,342	1,346	1,453	6,662
Accumulated amortization	(490)	(461)	(362)	(4,819)

	$852	$885	$1,091	$1,843

Texas Flooding

On March 19, 2006, the Company’s Grand Prairie, Texas facility was flooded when the local utility opened reservoir flood gates causing the waters of Mountain Creek to spill over into the facility, resulting in water damage to the majority of vehicles on the property as well as interior office space. We have recorded an estimated loss of $3.5 million for the year ended December 31, 2006, which is comprised of an estimated $3.1 million in losses on vehicles impacted by the flood, $0.8 million for damaged interior office space, $0.6 million related to clean-up of the facility, and an offset of $1.0 million in proceeds from our insurance carrier, which were received in October 2006. The Company has resumed auctions at the facility. The $3.1 million loss related to the vehicles impacted by the flood is based on post-flood auction results, including the vehicle sale proceeds and revenue, less all related expenses. As of April 19, 2007, the company sold approximately 95% of the vehicles impacted by the flood, also resulting in actual losses of $3.0 million. Future sales of remaining flood vehicles may differ from the Company’s initial estimates.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

Other

The Company is subject to certain miscellaneous legal claims, which have arisen during the ordinary course of the Company’s business. None of these claims are expected to have a material adverse effect on the Company’s financial condition or operating results.

Compensation Agreements

The Company has compensation agreements with certain officers and other key employees. In addition to base salary and bonus information, certain agreements have change in control provisions that address compensation due to the executive in the event of termination following a change of control.

(11)    Related Party Transactions

Kelso owns the controlling interest in IAAI. Under the terms of a financial advisory agreement between Kelso and Axle Merger, upon completion of the merger, IAAI (1) paid to Kelso a fee of $4.5 million and (2) commenced paying an annual financial advisory fee of $0.5 million, payable quarterly in advance to Kelso (with the first such fee, prorated for the remainder of the then-current quarter, was paid at the closing of the merger), for services to be provided by Kelso to IAAI. The financial advisory agreement provides that IAAI indemnify Kelso, Axle Holdings and Kelso’s officers, directors, affiliates, and their respective partners, employees, agents and control persons (as such term is used in the Securities Act of 1933, as amended, and the rules and regulations thereunder) in connection with the merger and the transactions contemplated by the merger agreement (including the financing of the merger), Kelso’ s investment in IAAI, Kelso’ s control of Axle Merger (and, following the merger, IAAI as the surviving corporation) or any of its subsidiaries, and the services rendered to IAAI under the financial advisory agreement. It also requires that IAAI reimburse Kelso’s expenses incurred in connection with the merger and with respect to services to be provided to IAAI on a going-forward basis. The financial advisory agreement also provides for the payment of certain fees, as may be determined by the board of directors of IAAI and Kelso, by IAAI to Kelso in connection with future investment banking services and for the reimbursement by IAAI of expenses incurred by Kelso in connection with such services.

Parthenon and certain of its affiliates own approximately 10.4% of IAAI. Under the terms of a letter agreement between PCAP, L.P., an affiliate of Parthenon, and Axle Merger, upon completion of the merger IAAI paid to PCAP, L.P. a fee of $0.5 million.

(12)    Acquisitions and Divestitures

In 2006 and 2007, the Company acquired several salvage pools throughout the United States in exchange for cash. Each acquisition expands and complements IAAI’s existing market coverage. The acquisitions are accounted for as purchase business combinations and the results of operations of the acquired businesses are included in the Company’s consolidated financial statements from the respective dates of acquisition. The Company has made preliminary estimates of the assets purchased and liabilities assumed.

From January 1, 2007 through April 19, 2007, the Company acquired Permian Basin Salvage Pool in Odessa, Texas for cash. The aggregate purchase price was $0.5 million.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

On August 25, 2006, the Company acquired Salvage Management of Syracuse located in Cicero, New York. On July 13, 2006, the Company acquired Lenders & Insurers with three facilities located in Des Moines, Cedar Falls, and Sioux City, Iowa. On June 29, 2006, the Company acquired Gardner’s Insurance Auto Auction located in Missoula, Montana, and acquired all of the outstanding shares of capital stock of Auto Disposal Systems, Inc., or ADS, an Ohio Corporation, headquartered in Dayton, Ohio. The ADS acquisition included seven locations in Cincinnati, Cleveland, Columbus, Dayton, and Lima, Ohio and Ashland, Kentucky and Buckhannon, West Virginia. The aggregate purchase price of all of these acquisitions is approximately $71.4 million. The Company has made preliminary estimates of its allocation of each purchase price. The purchase price of these acquisitions includes $2.6 million in accounts receivable, $0.6 million in inventory, $0.7 million in fixed assets, $2.8 million in prepaid expenses, $0.5 million in accounts payable and accrued expenses, $0.7 million in deferred tax liability, $22.0 million in supplier relationships with the remaining $43.9 million being composed of goodwill.

In the first and second quarter of 2006, the Company acquired Indiana Auto Storage Pool Co., Inc. located in Indianapolis, Indiana, Indiana Auto Storage Pool Co., Inc. located in South Bend, Indiana, and NW Penn Auction Sales/Warren County Salvage located in Erie, Pennsylvania. The aggregate purchase price of these acquisitions is $19.0 million, which is comprised of $1.1 million in accounts receivable, $0.3 million in inventory, $0.5 million in fixed assets, and $8.9 million in supplier relationships and $8.2 million in goodwill.

In accordance with certain purchase agreements, additional consideration of up to $7.5 million may be paid over a 3-5 year period following the closing of certain acquisitions based upon the volume of units sold. Such additional consideration will be accrued in the period the Company becomes obligated to pay the amounts and will increase the amount of goodwill resulting from the acquisitions.

The following table reflects the Company’s unaudited pro forma results as if the acquisitions occurred on December 26, 2005 (in thousands):

	January 1 – April 19, 2007	December 26, 2005 – December 31, 2006	December 26, 2005 – September 26, 2006
Revenue	$114,788	$331,950	$250,748
Income (loss) before taxes	1,084	(4,404)	(5,373)
Net income (loss)	(370)	(3,862)	$(4,775)

The pro forma results reflect the incremental interest related to the new debt, changes in amortization and depreciation expense due to the change in basis of the underlying assets and their related remaining lives, and elimination of either selling, general and administrative expenses incurred by predecessor companies such as compensation of previous owners.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

(13)    Quarterly Financial Data (Unaudited)

Summarized unaudited financial data for 2006 and 2005 are as follows (dollars in thousands):

	Fourth Quarter Successor	Third Quarter Successor	Second Quarter Successor	First Quarter Successor
2006
Revenues	$92,601	$83,498	$78,304	$77,547
Earnings from operations	6,594	4,340	6,453	5,194
Net loss	(1,648)	(4,260)	(71)	(1,200)

	Fourth Quarter Successor	Third Quarter Successor	Second Quarter Successor	Second Quarter Predecessor	First Quarter Predecessor
2005
Revenues	$69,906	$68,143	$22,361	$49,502	$70,943
Earnings (loss) from operations	4,609	6,511	(3,210)	(5,968)	8,551
Net earnings (loss)	(1,441)	507	(4,500)	(5,461)	5,021

(14)    Supplemental Guarantor Information

The Company’s obligations related to its revolver, term-loan and the 11% senior subordinated notes are guaranteed jointly and severally by the Company’s direct and indirect present and future domestic restricted subsidiaries (the “Guarantors”). The following financial information sets forth, on a condensed consolidating basis, balance sheets, statements of operations and statements of cash flows for domestic subsidiaries of the Company that are Guarantors (collectively, the “Guarantor Subsidiaries”). Separate financial statements for the Subsidiary Guarantors of the Company are not presented because the Company has determined that such financial statements would not be material to investors. The accounting policies of the parent company and the Subsidiary Guarantors are the same as those described for the Company in “Significant Items Affecting Comparability” in Note 2 and include recently adopted accounting pronouncements described in Note 2.

(15)    Merger with ADESA, Inc.

On December 22, 2006, the Company entered into a definitive merger agreement. The merger, which occurred on April 20, 2007 combined ADESA, Inc. and its subsidiaries with Axle Holdings, Inc. and its subsidiaries. As part of the merger transaction, ADESA, Inc. and its subsidiaries and the Company became wholly owned subsidiaries of KAR Holdings, Inc.

The following transactions occurred in connection with the merger:

•	Axle Holdings contributed the shares of Insurance Auto Auctions, Inc. in exchange for shares in KAR Holdings, Inc.

•	The outstanding Senior Notes of $150.0 million and the outstanding balance under the senior credit facilities were repaid in their entirety.

•	A consent or premium payment of $23.6 million was paid to the holders of the Senior Notes.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 19, 2007 (Unaudited), September 26, 2006 (Unaudited) and

December 31, 2006, December 25, 2005 and December 26, 2004

(16)    Subsequent Events

In the first quarter of 2008, the Company acquired B&E, Inc. located near Las Vegas, Nevada. The acquisition leverages the Company’s existing regional coverage in this market. The acquisition will be accounted for as a purchase business combination and, the results of operations of the acquired business will be included in our future consolidated financial statements from the date of acquisition. The aggregate purchase price of this acquisition is $15.0 million.

(17)    Adjustments to December 31, 2006 Statements

The Company’s previously filed December 31, 2006 statements contained certain differences from the amounts reported which were not adjusted as these differences were determined to be immaterial to the December 31, 2006 statements. It was determined that the correction of these differences in the April 19, 2007 period would create a material misstatement to the April 19, 2007 statements. In accordance with the interpretive guidance provided under SAB108, the Company has adjusted the December 31, 2006 statements to reflect the correction of these differences. The net effect of the adjustments was a $0.3 million increase in loss before income taxes and a $0.7 million increase in net loss. The adjustments and their collective impact to the financial statements are as follows:

The Company understated its payroll and bonus accrual by $0.1 million and overstated its prepaid expenses by $0.1 million. The effect was a $0.2 million increase in selling, general, and administrative expenses from $50.7 million to $50.9 million. In addition, the Company overstated its revenue by $0.1 million resulting in a decrease in fee income revenue from $281.9 million to $281.8 million. The Company also overstated its income tax benefit by $0.4 million stemming from the tax treatment of the above adjustments ($0.1 million benefit) and the tax treatment of the compensation expenses relating to the LLC profit interests ($0.5 million expense). The net effect of the corrections on the balance sheet is a $0.4 million decrease in current deferred tax asset from $11.7 million to $11.3 million, a $0.1 million decrease in other current asset from $7.2 million to $7.1 million, a $0.3 million increase in accrued expenses from $13.8 million to $14.1 million, and a $0.7 million increase in accumulated deficit from $13.1 million to $13.8 million. The corrections changed the corresponding components of cash provided by operating activities but did not change the total cash provided by operating activities.

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

(dollars in thousands)

	APRIL 19, 2007
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	CONSOLIDATED TOTAL
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,795	$10,244	$—	$13,039
Accounts receivable, net	28,984	27,961	—	56,945
Inventories	8,986	9,554	—	18,540
Income taxes receivable	806	—	—	806
Deferred income taxes	10,102	—	—	10,102
Other current assets	5,189	1,449	—	6,638

Total current assets	56,862	49,208	—	106,070
Investment in and advances to subsidiaries, net	82,940	—	(82,940)	—
Property and equipment, net	41,902	38,835	—	80,737
Intangible assets, net	144,402	—	—	144,402
Goodwill	241,895	—	—	241,895
Other assets	8,784	863	—	9,647

	$576,785	$88,906	$(82,940)	$582,751

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$27,808	$5,921	$—	$33,729
Accrued liabilities	14,306	2,070	—	16,376
Obligations under capital leases	217	—	—	217
Current installments of long-term debt	1,950	—	—	1,950

Total current liabilities	44,281	7,991	—	52,272
Deferred income taxes	36,127	—	—	36,127
Other liabilities	9,710	2,640	—	12,350
Long-term debt, excluding current installments	192,075	—	—	192,075
Senior notes	150,000	—	—	150,000
Long-term advances from parent and subsidiaries, net	—	82,940	(82,940)	—

Shareholders’ equity (deficit)	144,592	(4,665)	—	139,927

Total Liabilities and shareholders’ equity	$576,785	$88,906	$(82,940)	$582,751

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

(dollars in thousands)

	DECEMBER 31, 2006
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
ASSETS
Current assets:
Cash and cash equivalents	$5,425	$8,615	$—	$14,040
Accounts receivable, net	28,997	27,609	—	56,606
Inventories	9,464	9,690	—	19,154
Income taxes receivable	1,129	—	—	1,129
Deferred income taxes	11,311	—	—	11,311
Other current assets	5,663	1,424	—	7,087

Total current assets	61,989	47,338	—	109,327
Investment in and advances to subsidiaries, net	69,703	—	(69,703)	—
Property and equipment, net	42,735	37,415	—	80,150
Intangible assets, net	147,535	—	—	147,535
Goodwill	241,336	—	—	241,336
Other assets	8,756	917	—	9,673

	$572,054	$85,670	$(69,703)	$588,021

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$31,234	$6,283	$—	$37,517
Accrued liabilities	11,933	2,170	—	14,103
Accrued interest	5,487	—	—	5,487
Obligations under capital leases	297	—	—	297
Current installments of long-term debt	1,950	—	—	1,950

Total current liabilities	50,901	8,453	—	59,354
Deferred income taxes	36,127	—	—	36,127
Other liabilities	9,947	2,422	—	12,369
Obligations under capital leases	32	—	—	32
Long-term debt, excluding current installments	192,563	—	—	192,563
Senior notes	150,000	—	—	150,000
Investments by and advances from parent company, net	—	69,703	(69,703)	—

Total liabilities	439,570	80,578	(69,703)	450,445
Shareholders’ equity (deficit)	132,484	5,092	—	137,576

	$572,054	$85,670	$(69,703)	$588,021

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

(dollars in thousands)

	DECEMBER 25, 2005
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
ASSETS
Current assets:
Cash and cash equivalents	$18,293	$7,589	$—	$25,882
Accounts receivable, net	27,037	19,883	—	46,920
Inventories	10,871	8,740	—	19,611
Income taxes receivable	2,732	—	—	2,732
Deferred income taxes	8,511	—	—	8,511
Other current assets	4,069	1,254	—	5,323

Total current assets	71,513	37,466	—	108,979
Investments in and advances to subsidiaries, net	80,280	—	(80,280)
Property and equipment, net	42,906	34,325	—	77,231
Intangible assets, net	126,378	—	—	126,378
Deferred taxes, non current	—	—	—	—
Goodwill	191,266	—	—	191,266
Other assets	10,246	760	—	11,006

	$522,589	$72,551	$(80,280)	$514,860

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$32,273	$5,749	$—	$38,022
Accrued liabilities	10,258	2,589	—	12,847
Accrued interest	4,598	—	—	4,598
Obligations under capital leases	367	—	—	367
Current installments of long-term debt	1,143	—	—	1,143

Total current liabilities	48,639	8,338	—	56,977
Deferred income taxes	37,582	—	—	37,582
Other liabilities	9,926	2,839	—	12,765
Obligations under capital leases	329	—	—	329
Long-term debt, excluding current installments	113,183	—	—	113,183
Senior notes	150,000	—	—	150,000
Investments by and advances from parent company, net	—	80,280	(80,280)	—

Total liabilities	359,659	91,457	(80,280)	370,836
Shareholders’ equity (deficit)	162,930	(18,906)	—	144,024

	$522,589	$72,551	$(80,280)	$514,860

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

(dollars in thousands)

	APRIL 19, 2007
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	CONSOLIDATED TOTAL
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$46,925	$67,863	$—	$114,788
Cost of Sales	52,912	29,579	—	82,491

Gross margin	(5,987)	38,284	—	32,297

Operating expense:
Selling, general and administrative	6,982	14,434	—	21,416
(Loss) gain on sale of property and equipment	(34)	7	—	(27)
Loss (gain) related to flood	(5)	(72)	—	(77)

	6,943	14,369	—	21,312

Income from operations	(12,930)	23,915	—	10,985
Other (income) expense:
Interest expense	10,023	3,220	(3,220)	10,023
Other income	(3,205)	(137)	3,220	(122)

Income (loss) before income taxes	(19,748)	20,832	—	1,084
Income taxes	(24,043)	25,497	—	1,454

Net income (loss)	$4,295	$(4,665)	$—	$(370)

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

(dollars in thousands)

	DECEMBER 31, 2006
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	CONSOLIDATED TOTAL
Revenues	$144,225	$187,725	$—	$331,950
Cost of Sales	120,803	134,115	—	254,918

Gross margin	23,422	53,610	—	77,032

Operating expense:
Selling, general and administrative	17,525	33,388	—	50,913
Loss (gain) on sale of property and equipment	(17)	26	—	9
Loss related to flood	—	3,529	—	3,529

	17,508	36,943	—	54,451

Income from operations	5,914	16,667	—	22,581
Other (income) expense:
Interest expense	30,596	10,314	(10,314)	30,596
Loss on early extinguishment of debt	1,300	—	—	1,300
Other income	(10,315)	(459)	10,314	(460)

Income (loss) before income taxes	(15,667)	6,812	—	(8,855)
Income taxes	(3,396)	1,720	—	(1,676)

Net income (loss)	$(12,271)	$5,092	$—	$(7,179)

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

(dollars in thousands)

	FOR THE PERIOD MAY 25, 2005 TO DECEMBER 25, 2005
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
Revenues	$78,408	$82,694	$(692)	$160,410
Cost of Sales	63,433	59,912	(692)	122,653

Gross margin	14,975	22,782	—	37,757

Operating expense:
Selling, general and administrative	12,392	12,238	—	24,630
Loss on sale of property and equipment	70	127	—	197
Merger costs	5,021	—	—	5,021

	17,483	12,365	—	29,848

Income (loss) from operations	(2,508)	10,417	—	7,909

Other (income) expense:
Interest expense	15,021	3,343	(3,343)	15,021
Other income	(4,647)	958	3,343	(346)

Income (loss) before income taxes	(12,882)	6,116	—	(6,766)

Income taxes	(2,536)	1,204	—	(1,332)

Net income (loss)	$(10,346)	$4,912	$—	$(5,434)

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

(dollars in thousands)

	FOR THE PERIOD DECEMBER 27, 2004 TO MAY 24, 2005
	PREDECESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
Revenues	$58,944	$62,601	$(1,100)	$120,445
Cost of Sales	46,358	41,936	(1,100)	87,194

Gross margin	12,586	20,665	—	33,251

Operating expense:
Selling, general and administrative	2,964	12,858	—	15,822
Gain on sale of property and equipment	(60)	(836)	—	(896)
Merger costs	15,741	—	—	15,741

	18,645	12,022	—	30,667

Income (loss) from operations	(6,059)	8,643	—	2,584

Other (income) expense:
Interest expense	567	2,634	(2,634)	567
Other income	(4,118)	(958)	2,634	(2,442)

Income (loss) before income taxes	(2,508)	6,967	—	4,459

Income taxes	2,008	2,891	—	4,899

Net income (loss)	$(4,516)	$4,076	$—	$(440)

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

(dollars in thousands)

	DECEMBER 26, 2004
	PREDECESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
Revenues	$117,906	$125,368	$(3,095)	$240,179
Cost of Sales	95,906	91,180	(3,095)	183,991

Gross margin	22,000	34,188	—	56,188

Operating expense:
Selling, general and administrative	11,567	23,411		34,978
Loss on sale of property and equipment	166	135	—	301

	11,733	23,546	—	35,279

Income from operations	10,267	10,642	—	20,909

Other (income) expense:
Interest expense	1,572	6,334	(6,334)	1,572
Other income	(6,038)	(363)	6,334	(67)

Income(loss) before taxes	14,733	4,671	—	19,404

Income tax (benefit) provision
Net income (loss)	5,420	1,719	—	7,139

	$9,313	$2,952	$—	$12,265

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	APRIL 19, 2007
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$428	$4,960	$—	$5,388

Cash flows from investing activities:
Capital expenditures	(2,047)	(3,339)	—	(5,386)
Payments made in connection with acquisitions, net of cash acquired	(450)	—	—	(450)
Proceeds from disposal of property and equipment	39	8	—	47

Net cash used in investing activities	(2,458)	(3,331)	—	(5,789)

Cash flows from financing activities:
Principal payments on long-term debt	(488)	—	—	(488)
Principal payments on capital leases	(112)	—	—	(112)

Net cash provided by (used in) financing activities	(600)	—	—	(600)

Net increase (decrease) in cash	(2,630)	1,629	—	(1,001)
Cash at beginning of period	5,425	8,615	—	14,040

Cash at end of period	$2,795	$10,244	$—	$13,039

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	DECEMBER 31, 2006
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
Net cash provided by operating activities	$6,351	$10,599	$—	$16,950

Cash flows from investing activities:
Capital expenditures	(7,906)	(9,614)	—	(17,520)
Payments made in connection with acquisitions, net of cash acquired	(91,134)	—	—	(91,134)
Proceeds from disposal of property and equipment	1,342	41	—	1,383

Net cash used in investing activities	(97,698)	(9,573)	—	(107,271)

Cash flows from financing activities:
Contributed capital	150	—	—	150
Payment of financing and other fees	(1,491)	—	—	(1,491)
Principal payments on long-term debt	(33,711)	—	—	(33,711)
Principal payments on capital leases	(367)	—	—	(367)
Issuance of term loan	113,898	—	—	113,898

Net cash provided by (used in) financing activities	78,479	—	—	78,479

Net increase (decrease) in cash	(12,868)	1,026	—	(11,842)
Cash at beginning of period	18,293	7,589	—	25,882

Cash at end of period	$5,425	$8,615	$—	$14,040

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	FOR THE PERIOD MAY 25, 2005 TO DECEMBER 25, 2005
	SUCCESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
Net cash provided by (used in) operating activities	$(15,483)	$5,847	$—	$(9,636)

Cash flows from investing activities:
Purchase of IAAI, Inc.	(356,753)	—	—	(356,753)
Capital expenditures	(3,943)	(6,000)	—	(9,943)
Payments made in connection with acquisitions, net of cash acquired	(271)	—	—	(271)
Proceeds from disposal of property and equipment	1,022	466	—	1,488

Net cash used in investing activities	(359,945)	(5,534)	—	(365,479)

Cash flows from financing activities:
Contributed capital	143,805	—	—	143,805
Principal payments on long-term debt	(22,799)	—	—	(22,799)
Proceeds from financing and other fees	(13,586)	—	—	(13,586)
Principal payments on capital leases	(445)	—	—	(445)
Issuance of senior notes	150,000	—	—	150,000
Issuance of term loan	115,000	—	—	115,000

Net cash provided by financing activities	371,975	—	—	371,975

Net increase (decrease) in cash	(3,453)	313	—	(3,140)
Cash at beginning of period	21,746	7,276	—	29,022

Cash at end of period	$18,293	$7,589	$—	$25,882

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	FOR THE PERIOD DECEMBER 27, 2004 to MAY 24, 2005
	PREDECESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
Net cash provided by operating activities	$18,585	$5,014	$—	$23,599

Cash flows from investing activities:
Capital expenditures	(5,167)	(3,054)	—	(8,221)
Payments made in connection with acquisitions, net of cash acquired	(600)	—	—	(600)
Proceeds from disposal of property and equipment	191	1,200	—	1,391

Net cash used in investing activities	(5,576)	(1,854)	—	(7,430)

Cash flows from financing activities:
Proceeds from issuance of common stock	905	—	—	905
Proceeds from short-term borrowings	3,000	—	—	3,000
Principal payments on long-term debt	(3,762)	—	—	(3,762)
Purchase of treasury stock	(1)	—	—	(1)
Principal payments on capital leases	(614)	—	—	(614)

Net cash used in financing activities	(472)	—	—	(472)

Net increase in cash	12,537	3,160	—	15,697
Cash at beginning of period	9,209	4,116	—	13,325

Cash at end of period	$21,746	$7,276	$—	$29,022

INSURANCE AUTO AUCTIONS, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	DECEMBER 26, 2004
	PREDECESSOR
	PARENT	GUARANTOR SUBSIDIARIES	ELIMINATIONS AND ADJUSTMENTS	TOTAL
Net cash provided by operating activities	$22,706	$8,746	$—	$31,452

Cash flows from investing activities:
Capital expenditures	(21,822)	(6,895)	—	(28,717)
Payments made in connection with acquisitions, net of cash acquired	(1,912)	—	—	(1,912)
Proceeds from disposal of property and equipment	1,344	176	—	1,520

Net cash used in investing activities	(22,390)	(6,719)	—	(29,109)

Cash flows from financing activities:
Proceeds from issuance of common stock	1,626	—	—	1,626
Proceeds from short-term borrowings	6,000	—	—	6,000
Principal payments on long-term debt	(7,547)	—	—	(7,547)
Purchase of treasury stock	(1,625)	—	—	(1,625)
Principal payments on capital leases	(2,958)	—	—	(2,958)

Net cash used in financing activities	(4,504)	—	—	(4,504)

Net increase/(decrease) in cash	(4,188)	2,027	—	(2,161)
Cash at beginning of period	13,397	2,089	—	15,486

Cash at end of period	$9,209	$4,116	$—	$13,325

Until May 14, 2008 (the 90th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

KAR HOLDINGS, INC.

OFFERS TO EXCHANGE

$150,000,000 aggregate principal amount of its Floating Rate Senior Notes due 2014;

$450,000,000 aggregate principal amount of its 8 3/4% Senior Notes due 2014; and

$425,000,000 aggregate principal amount of its 10% Senior Subordinated Notes due 2015, each of which has been registered under the Securities Act of 1933,

for any and all of its outstanding Floating Rate Senior Notes due 2014; 8 3/4% Senior Notes due 2014; and 10% Senior Subordinated Notes due 2015, respectively.